Form 20-F
period 2002-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2003-06-24
CIK 808464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________ to _______________________

Commission file number 0-15276

CLEARLY CANADIAN
BEVERAGE CORPORATION
(exact name of Registrant as specified in its charter)

Incorporated in the Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

2489 Bellevue Avenue, West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class N/A N/A	Name of each exchange on which registered

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares With No Par Value
(Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002

7,043,682 Common Shares with no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]     No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17               Item 18  [X]

TABLE OF CONTENTS

1. Identity of Directors, Senior Management and Advisors	2

2. Offer Statistics and Expected Timetable	2

3. Key Information	3
Selected Financial Data	3
Risk Factors	5

4. Information on the Company	9
History and Development of the Company	9
Business Overview	12
Products	12
Operations and Distribution	16
Insurance	18
Government Regulation	19
The Company's Properties	19

5. Operating and Financial Review and Prospects	20
Overview	20
Application of Critical Accounting Policies	20
Results of Operations	22
Liquidity and Capital Resources	23
Trends	26
Legal Proceedings	27
Dividends and Dividend Policy	27

6. Directors, Senior Management and Employees	28
Directors and Senior Management	28
Executive Compensation	31
Committees of the Board of Directors	36
Employees	36

7. Major Shareholders and Related Party Transactions	36
Major shareholders	36
Related Party Transactions	37
Indebtedness of Directors and Senior Officers	38

8. Financial Information	39

9. The Offer and Listing	39

10. Additional Information	41
Memorandum and Articles	41
Shareholder Protection Provisions	42
C. Material Contracts	43
Exchange Controls	44
Taxation	44
Documents on display	48

11. Quantitative and Qualitative Disclosures about Market Risk	49

12. Description of Securities other than Equity Securities	49

13. Defaults, Dividend Arrearages and Delinquencies	49

14. Material Modifications to the Rights of Security Holders and Use of Proceeds	49

15. Controls and Procedures	49

16. Reserved	50

17. Financial Statements	50

18. Financial Statements	50

19. Exhibits	90

CERTIFICATIONS	92

DISCLOSURE NOTICE

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s business strategies, market conditions, outlook and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management including, but not limited to, certain statements and projections concerning the Company’s or management’s plans, intentions, strategies, expectations, predictions, financial projections, assumptions and estimates related to accounting policies, concerning the Company’s future activities and results of operations and other future events or conditions. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements contained in this report are based on current facts and analyses and include, but are not limited to, the following:

•

the Company’s expectations regarding the merits of the Company’s recent divestiture of certain business assets (including the amount and timing of payments under the transactions with AH2O – see Item 4: “Information on the Company –History and Development of the Company — Sale of Certain Business Assets”);

•	the effect of certain transactions, including marketing arrangements and alliances with Reebok, on the Company’s revenues and results of operations in future periods;

•	the Company's ability to secure additional financing and improve operating cash flow to allow it to continue as a going

•	the Company's application of critical accounting policies and the effect of recent accounting pronouncements on the Company's results of operations;

•	the Company’s focus on key long-term objectives, including diversifying its new age beverage product lines, maintaining and expanding current market share, and improving its network of distributors;

•

the sufficiency and availability of the Company’s supply of raw materials and water, distribution network, contract bottling supplier facilities and property, plant and equipment related to the Company’s operations; and

•	other statements related to the Company's business and results of operations.

Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors with respect to the Company include, but are not limited to, general economic conditions, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, changing beverage consumption trends of consumers, competition, pricing and availability of raw materials, the ability of the Company to maintain the current and future retail listings for its beverages and to maintain favourable supply arrangements and relationships and procure timely and/or adequate production of all or any of the Company’s products, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold, and political and economic uncertainties including exchange controls, currency fluctuations, taxation and other laws or governmental economic, fiscal, monetary or political policies of Canada, the United States and foreign countries affecting foreign trade, investment and taxation and other factors beyond the reasonable control of the Company, which, in turn, could affect the Company’s current or future operations. See “Key Information – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company’s consolidated financial statements which form part of the annual report are presented in U.S. dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The differences between Canadian GAAP and U.S. GAAP, as it relates to the Company, are explained in the notes to the Company’s consolidated financial statements.

Currency Translations

Effective December 31, 1997, the Company adopted the U.S. dollar as its reporting currency. The following table sets out the exchange rates for one United States dollar (“$”) expressed in terms of one Canadian dollar (“Cdn.$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2002	2001	2000	1999	1998
End ($)	0.6331	0.6279	0.6666	0.6929	0.6534
Average ($)	0.6368	0.6458	0.6733	0.6730	0.6742
High ($)	0.6618	0.6694	0.6973	0.6929	0.7105
Low ($)	0.6199	0.6242	0.6413	0.6537	0.6341

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one United States dollar for each of the last 6 months.

	April 2003	March 2003	February 2003	January 2003	December 2002	November 2002

High for the month ($)	.6976	.6823	.6724	.6570	.6462	.6439
Low for the month ($)	.6736	.6708	.6531	.6350	.6331	.6289

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on May 13, 2003 as reported by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $0.7195 ($1.00 = Cdn$1.3898). Unless otherwise indicated, all references herein are to United States Dollars.

In view of the consolidated nature of the Company’s operations and corporate structure, the term “Company”, as used herein, is sometimes used to refer to the Company and all of its affiliated companies and subsidiaries collectively, and where the context or specific transactions require, the term Company is sometimes used to refer to certain of the affiliated companies individually.

1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.     KEY INFORMATION

Selected Financial Data

Annual Information

The following summary of financial information of Clearly Canadian Beverage Corporation (the “Company”) for the five years ended December 31, 2002 is qualified in its entirety by reference to and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and the consolidated financial statements of the Company and related notes included therein, as well as the risk factors set out in this annual report. The results are presented in U.S. dollars, unless otherwise indicated.

During the year ended December 31, 2001, the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, (“CC Beverage”) entered into agreements to sell certain of its business assets (see Item 4: “Information on the Company – History and Development of the Company – Sale of Certain Business Assets”). The divestiture related to two business segments: its home and office five-gallon water business (which sale completed in April 2001) and its private label co-pack bottling business, Cascade Clear business and related production assets (which sale completed in February 2002). For reporting purposes, as summarized below, the results and financial position of the Company reflect the results of the “continuing operations” only, whereas the results and financial position of the “discontinued operations” are shown separately. Accordingly, prior year figures have been restated to reflect this change. The following financial statement data has been derived from the consolidated financial statements of the Company which have been prepared in accordance with Canadian GAAP.

Amounts in Accordance with Canadian GAAP (in US dollars, except number of shares data)	Year Ending

	December 31 2002	December 31 2001	December 31 2000	December 31 1999	December 31 1998
Statement of Operations Data:

Total revenues	20,477,000	23,257,000	23,247,000	31,418,000	34,889,000

Gross profit	5,912,000	8,586,000	8,225,000	10,033,000	13,262,000

Income (loss) before other charges	(2,578,000)	(2,425,000)	(3,479,000)	(3,511,000)	654,000

Net income (loss) from continuing
operations	(3,583,000)	(7,174,000)	(4,228,000)	(8,978,000)	488,000

Net loss from discontinued
operations(3)	nil	(1,579,000)	(2,221,000)	(967,000)	(178,000)

Net income (loss)	(3,583,000)	(8,753,000)	(6,449,000)	(9,945,000)	310,000

Net income (loss) per share (basic)
from continued operations	(0.30)	(1.08)	(0.69)	(1.40)	.08

Net income (loss) per share
(diluted) from continued operations	(0.30)	(1.08)	(0.69)	(1.40)	.08

Net income (loss) per share (basic)	(0.54)	(1.32)	(1.06)	(1.55)	0.05

Net income (loss) per share
(diluted) (1)(2)	(0.54)	(1.32)	(1.06)	(1.55)	0.05

Amounts in Accordance with Canadian GAAP (in US dollars, except number of shares data)	Year Ending

	December 31 2002	December 31 2001	December 31 2000	December 31 1999	December 31 1998

Balance Sheet Data:

Total assets	10,647,000	17,018,000	27,943,000	33,847,000	42,828,000

Long term liabilitie	1,112,000	3,252,000	5,466,000	4,599,000	4,352,000

Shareholders' Equity:

Shareholders' Equity	4,723,000	8,289,000	17,080,000	23,680,000	32,887,000

Capital Stock	58,687,000	58,631,000	58,631,000	58,427,000	53,993,000

Number of shares issued(2)	7,043,682	7,013,682	7,013,682	6,418,682	6,791,294

Number of shares outstanding(2)	6,670,682	6,640,682	6,640,682	6,173,982	6,418,682

Cash dividends declared per share	nil	nil	nil	nil	nil

U.S. GAAP Information (in US dollars)	Year Ending

	December 31 2002	December 31 2001	December 31 2000	December 31 1999	December 31 1998

Statement of Operations Data:

Net income (loss) under US GAAP	(3,569,000)	(8,702,000)	(6,440,000)	(9,906,000)	320,000

Net income (loss) per share
(basic)(2)(3)	(0.53)	(1.31)	(1.06)	(1.55)	0.05

Net income (loss) per share
(diluted)(2)(3)	(0.53)	(1.31)	(1.06)	(1.55)	0.05

Balance Sheet Data:

Total assets	10,631,000	16,945,000	27,653,000	32,701,000	41,456,000

Long term liabilities	1,112,000	3,252,000	5,466,000	4,599,000	4,352,000

Shareholders' Equity:

Net Equity	4,995,000	8,216,000	16,246,000	21,990,000	30,971,000

Capital Stock	58,959,000	58,606,000	58,351,000	58,138,000	53,571,000

(1)	Based on weighted average shares outstanding. For accounting purposes, there were 6,662,682 shares outstanding of the Company as of December 31, 2002 (not including 373,000 shares owned by the Company, as previously acquired under normal course issuer bids).

(2)	On February 18, 1999, the common shares of the Company were consolidated on the basis of 4.25 old for 1 new common share. Income per share data is presented on a post-consolidation basis as is the numbers of shares outstanding at each year-end.

(3)	During the year ended December 31, 2001, the Company disposed of its home and office five gallon water business and also entered into an agreement to dispose of its private label co-pack bottling business and related assets. For reporting purposes, the results and the assets and liabilities of these two business segments have been presented as discontinued operations. Accordingly, prior year figures have been restated to reflect this change. See the consolidated financial statements of the Company for the year ended December 31, 2002 at note 5, “Discontinued Operations”.

Risk Factors

The Company’s business is subject to the following risks. These risks could cause actual results to differ materially from results projected in any forward-looking statement in this report.

History of Losses

The Company incurred net losses from continuing operations during the year ended December 31, 2002 of $3,583,000 (including a writedown of property, plant and equipment of $942,000) and $7,174,000 (including a writedown of property, plant and equipment of $2,235,000 and a writedown of goodwill of $2,111,000) during the year ended December 31, 2001. Losses before expenses not related to selling, general and administrative and amortization of tangible assets were $2,578,000 during the year ended December 31, 2002 and $2,425,000 during the year ended December 31, 2001. The Company may incur additional losses during the year ending December 31, 2003. The Company believes that to operate at a profit it must significantly increase the sales volume for its products, achieve and maintain efficiencies in operations, maintain fixed costs at or near current levels and avoid significant increases in variable costs relating to production, marketing and distribution. The Company’s ability to significantly increase sales from current levels will depend primarily on success in maintaining and/or increasing market share for its Clearly Canadian sparkling flavoured water and expanding distribution of Clearly Canadian O+2, Tré Limone beverages and Reebok beverage products into new geographic distribution areas, particularly in the United States and Canada. The Company’s ability to successfully enter new distribution areas will, in turn, depend on various factors, many of which are beyond its control, including, but not limited to, the continued demand for its current brands and products in target markets, the ability to price its products at levels competitive with competing products, the ability to establish and maintain relationships with distributors in each geographic area of distribution and the ability in the future to create, develop and successfully introduce new brands and products.

Going Concern

The Company had a working capital of $24,000 at December 31, 2002 compared to working capital deficit of $502,000 at December 31, 2001. The Company’s financial statements were prepared assuming that the Company will continue as a going concern. The Company’s financial statements do not reflect adjustments to carrying value of assets and liabilities, the reported revenues and expenses and balance sheet clarifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material. Due to the Company’s recurring losses from operations, net deficit and lack of working capital for the Company’s planned business activities (see attached consolidated financial statements), there is substantial doubt as to the Company’s ability to continue as a going concern. In April 2001, the Company sold its home and office water business assets for $4.8 million and in February 2002 the Company completed the sale of certain bottling plant and production facility assets for $4.3 million in order to pay down certain debts and improve the Company’s working capital position. The Company may require additional capital during the year ending December 31, 2003 to meet its on-going capital requirements unless the Company completes the sale of its office building in Burlington, Washington, the sale of certain land and water rights in Canada, or the sale of other assets not used in its day to day operations. In view of the Company’s history of losses, it may be difficult for the Company to obtain debt financing. The Company may raise such additional capital through equity or debt financing, dispositions of non-material assets, or through joint ventures or other strategic relationships. There can be no assurance that the Company will successfully raise additional financing or enter into any strategic relationships on acceptable terms, if at all. If the Company is unable to meet its on-going obligations, it may have to consolidate operations, reduce operating expenditures, sell assets, suspend marketing efforts or terminate its operations.

Declining Revenue Trend

The Company has experienced a declining revenue trend since 1998 and earlier. During the year ended December 31, 2002, the Company had sales revenues of $20,447,000, compared to revenues of $23,257,000 in 2001, $23,247,000 in 2000, $31,418,000 in 1999 and $35,153,000 in 1998. This declining revenue trend occurred while the industry for the new age beverage category, according to Beverage Marketing Corporation of New York, has grown in market size in the United States from $3.8 billion in wholesale dollar sales in 1992 to an estimated $13.1 billion in 2002 (on estimated volumes of 4.7 billion gallons). Competition has intensified in the new age beverage category and the Company competes for market share against some companies with substantially greater marketing, personnel, distribution and production resources. In an effort to compete, the Company has spent substantial resources marketing and repositioning its Clearly Canadian sparkling flavoured water brand and introducing new brands, including Clearly Canadian O+2, Tré Limone and Reebok beverage products. There can be no assurance that the Company will successfully reverse the declining revenue trend or that it will generate sufficient revenues from sales to return to profitability.

Uncertainty of Future Operating Results

The Company’s future operating results are subject to a number of uncertainties, including the ability of the Company to market its beverage products and to develop and introduce new products, the Company’s ability to penetrate new markets, the marketing efforts of distributors and/or retailers of the Company’s products, most of which distribute and/or sell products that are competitive with the products of the Company, the number, quantity and marketing forces behind products introduced by competitors and laws and regulations and/or any changes thereto, especially those that may affect the way in which the Company’s products are marketed and/or produced, as well as laws or regulations that are enforceable by such regulatory authorities as the Food and Drug Administration.

Loss of Market Share

The beverage consumption trends of consumers are subject to constant change. There is no assurance that consumers will continue to purchase the Company’s products in the future. Additionally, many of the Company’s products are marketed as premium products at premium prices. In a recessionary environment it is possible that consumers will not perceive the current pricing of these products as affordable. To maintain market share during recessionary periods, the Company may have to reduce profit margins which would adversely affect the Company’s prospects and results of operations. There can be no assurance that the Company will not encounter difficulties in retaining its current market share due to a variety of factors such as market acceptance, costs of manufacturing and marketing, and competition in the beverage industry, all of which factors are largely beyond the Company’s ability to reasonably predict, much less control.

Increased Competition and Product Lifecycle

The Company’s products compete with a number of established brands and new products that target the same market for the Company’s products. The Company competes against major manufacturers of both traditional and new age beverages (see “History and Development of the Company – Products – Competition”), many with substantially greater marketing, cash, distribution, production, technical and other resources than the Company. Although the size of the new age beverage market has grown, the competition and number of brands has also increased. There can be no assurance that future growth of the new age beverage market will result in increased demand for the Company’s products. The Company’s market distribution and penetration may be limited as competition increases. Based on industry information, the product lifecycle for beverage brands and products may be limited to a few years in a geographic distribution area before consumers’ taste preferences change. The development of new products requires a significant investment of capital and there can be no assurance that such new products, when introduced, will be accepted by consumers. The Company’s current products are in varying stages of their lifecycles. The Company expects that these lifecycles will vary from product to product, and there can be no assurance that such products will either become or remain profitable for the Company. A failure or inability to introduce new brands, products or product extensions into the marketplace as existing products mature would likely prevent the Company from achieving long-term profitability.

Seasonal Variations in Demand

Sales of the Company’s beverage products are subject to seasonal variations in demand. For example, consumers in North America typically consume fewer beverage products in the late fall, winter and early spring months. As a result, the Company’s results of operations vary seasonally and such variations may be significant.

Dependence on Third Party Services

The Company relies, to a significant extent, on the distribution services of independent distributors in order to distribute and sell its beverage products to retailers and consumers. Over recent years, the Company has observed an increased consolidation of distribution services within the new age beverage industry. Traditional soft drink companies, which also own or operate distribution companies that provide distribution services to new age beverage companies, have acquired and/or developed new age beverage products. As a result of these developments, distribution companies that previously operated independently from the traditional soft drink companies are less willing to distribute and sell other companies’ new age beverage products, especially if such products compete with the products that the traditional soft drink companies now have within their portfolio of beverages. In view of these developments, the Company has attempted to align itself with distribution companies that are not restricting their distribution services to beverage products which they own or are otherwise connected with.

Potential Fluctuations in Quarterly Operating Results

The Company’s results of operations have fluctuated in the past and are likely to continue to fluctuate from period to period depending on a number of factors, including the timing and receipt of significant product orders, increased cost in the completion of product orders, increased competition, regulatory and other developments in the Company’s markets, changes in the demand for the Company’s products, the cancellation of product orders, difficulties in collection of receivables, the timing of new product introductions, changes in pricing policies by the Company and its competitors, delays in the introduction of products by the Company, expenses associated with the acquisition of production resources and raw materials from third parties, the mix of sales of the Company’s products, seasonality of customer purchases, personnel changes, political and economic uncertainty, the mix of international and North American revenue, tax policies, foreign currency exchange rates and general economic and political conditions.

The Company believes that economic developments and trends have adversely affected and may continue to affect levels of consumer spending in the markets that the Company serves. The Company believes that these and other factors have adversely affected demand for products offered by the Company. While the Company believes that economic conditions in certain of its markets show signs of improvement, the Company believes that economic conditions and general trends are likely to continue to affect demand for premium priced beverage products such as the Company produces and sells. Such factors may also increase the amount of doubtful accounts or adversely affect the likelihood of collection of such accounts with third parties, such as distributors and retailers, that the Company sells its products to.

Because the Company is unable to forecast with certainty the receipt of orders for its products and the Company’s expense levels are relatively fixed and are based, in part, upon its expectation of future revenue, if revenue levels fall below expectations, operating results are likely to be adversely affected. As a result, net income may be disproportionately affected because a relatively small amount of the Company’s expenses vary with its revenue.

Based on all of the foregoing factors, the Company believes that its quarterly revenue, direct expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of the results of operations may not necessarily be meaningful and that such comparisons should not be relied upon as an indication of future performance.

Dependence on Management

The Company’s business is dependent upon the continued support of existing management and the loss of any key members of the Company’s existing management could adversely affect the Company’s prospects.

Uncertainty Related to Regulatory Proceedings Involving Douglas Mason

On October 30, 2000, the British Columbia Securities Commission (the “Commission”) issued a Notice of Hearing with respect to regulatory proceedings against Douglas Mason, the President, Chief Executive Officer and a director of the Company. The Notice of Hearing alleges that Mr. Mason failed to comply with insider reporting and control person reporting requirements with respect to certain trades in shares of the Company and other companies, and that Mr. Mason engaged or participated in improper trading of shares of certain companies other than the Company. Mr. Mason has denied the allegations contained in the Notice of Hearing and has indicated that he will vigorously defend his position. A Commission hearing with respect to the allegations was initially scheduled for January 14, 2002, however, was subsequently adjourned to a tentative date of February 16, 2004 pending a judicial determination by the British Columbia Court of Appeal of whether the Commission has failed to disclose relevant documentation. If the Commission determines that some or all of the allegations contained in the Notice of Hearing are true, Mr. Mason could be ordered to resign from the offices he currently holds with the Company and prohibited from acting as a director or officer of the Company. Douglas Mason is one of the founder’s of the Company’s business and is a core member of the management team that is responsible for the success of the Company’s business to date. Losing the services of Mr. Mason could have a material adverse affect on the Company’s business, prospects and results of operations.

Regulatory Compliance

The production and marketing of the Company’s unique beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, the Company may be fined, or production may be stopped, thus adversely affecting the Company’s financial condition and operations. Similarly, any adverse publicity associated with any non-compliance may damage the Company’s reputation and its ability to successfully market its products. Furthermore, the rules and regulations are subject to change from time to time and while the Company closely monitors developments in this area, it has no way of anticipating whether changes in these rules and regulations will impact its business adversely.

Change in Control Restrictions

The Company has a shareholder’s rights plan and super majority approval requirements, each of which may prevent or delay a change of control of the Company. See Item 10: “Additional Information – Shareholder Protection Provisions — The Rights Plan” and “Additional Information – Shareholder Protection Provisions — The Supermajority Amendment”.

In addition, Douglas Mason, a member of the board of directors, President and Chief Executive Officer of the Company, beneficially owns or controls, in the aggregate, approximately 7.7% of the outstanding common shares of the Company. In addition to Mr. Mason’s shareholdings, Waterfront Capital Corporation (“Waterfront”) owns 6.0% of the outstanding common shares of the Company. Mr. Mason is a director, officer and shareholder of Waterfront. Through his holdings, Mr. Mason could possibly influence matters requiring shareholder approval, including the election of directors. Such control could have the effect of delaying, deferring or preventing a change of control of the Company.

Share Price Volatility

The Company’s common share price has experienced significant price volatility, with trading prices ranging from US$0.92 (high) to US$0.43 (low) during the year ended December 31, 2002, and from US$0.48 (high) to US$0.40 (low) during the first four months ended April 30, 2003. Announcements of developments related to the Company’s business, fluctuations in operating results, failure to meet investor expectations, general conditions in the beverage industry and the worldwide economy, announcements of innovations, new products or product enhancements by the Company or its competitors, acquisitions and divestitures, changes in governmental regulations, developments in licensing arrangements and changes in relationships with trade partners and suppliers could cause the price of the Company’s common shares to fluctuate substantially. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company’s common shares.

Foreign Operations

The Company’s operations are carried out primarily in Canada and in the U.S., with less significant operations in other countries. Such operations and the associated capital investments could be adversely affected by exchange controls, currency fluctuations, taxation laws and other laws or policies of Canada, the United States and other countries affecting foreign trade, investment and taxation, which, in turn, could affect the Company’s current or future foreign operations.

Conflicts of Interest

Certain of the directors, officers, promoters and other members of management of the Company serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Potential Dilution

The Company has reserved 1,750,000 common shares for issuance upon exercise of options under an incentive stock option plan. As of April 30, 2003, the Company has granted options exercisable to acquire 1,740,395 common shares under the plan at exercise prices ranging from Cdn $0.65 to Cdn $1.75 per share. In addition, the Company has issued warrants exercisable to acquire up to 1,527,500 common shares, including warrants exercisable to acquire 565,000 common shares at an exercise price of Cdn $1.10 per share and warrants exercisable to acquire 962,500 common shares at an exercise price of Cdn $0.80 per share. Also, the Company has issued Cdn$670,000 in convertible debentures, which if converted at Cdn $0.80 per share, would result in the issuance of 837,500 common shares.

Holders of such options, warrants and debentures are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favourable than those provided by the options, debentures and warrants. The exercise of options, debentures and/or warrants could result in dilution to the Company’s existing shareholders. Further, while these options, warrants and debentures are outstanding, the Company’s ability to obtain additional financing on favourable terms may be adversely affected.

Estimates Related to Critical Accounting Policies

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of its financial statements in conformity with accounting principles generally accepted in Canada (“Canadian GAAP”). Actual results could differ significantly from anticipated results should such estimates and/or assumptions prove to be materially incorrect or inaccurate. The Company believes that the information herein (see Item 5: “Operating and Financial Review and Prospects – Application of Critical Accounting Policies”) addresses the Company’s most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and beyond the Company’s control.

4.     INFORMATION ON THE COMPANY

History and Development of the Company

Name and Incorporation

The Company was incorporated under the Company Act (British Columbia) by registration of its memorandum and articles under the name of Cambridge Development Corporation on March 18, 1981. The Company subsequently changed its name to Bridgewest Development Corporation on October 28, 1983, to BDC Industries Corp. on November 15, 1984 and to The Jolt Beverage Company, Ltd. on September 3, 1986. On December 14, 1987, The Jolt Beverage Company, Ltd. amalgamated with Interbev Packaging Corp. and Brewmaster Systems Ltd. and on May 13, 1988 changed its name to The International Beverage Corporation. The Company adopted its current name on May 14, 1990.

The Company’s corporate head office is presently located at 2489 Bellevue Avenue, West Vancouver, British Columbia, Canada, V7V 1E1 (telephone no: (604) 922-8100) and its registered and records offices are located at 1100 — 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

Intercorporate Relationships

The Company has four wholly-owned subsidiaries: (i) CC Beverage (U.S.) Corporation, (ii) Clearly Canadian Beverage (International) Corporation, (iii) 546274 Alberta Limited; and (iv) Blue Mountain Springs Ltd.
                                    -------------------------------------------
                                                 Clearly Canadian
                                               Beverage Corporation
                                                (British Columbia)
                                    -------------------------------------------

                 ------------------------------------------------------------------------------------
           100%  |                   100%   |                  100%    |                  100%   |
         ------------------         -----------------         -----------------         -----------------
            CC Beverage                 Clearly                546274 Alberta            Blue Mountain
              (U.S.)                    Canadian                  Limited                 Springs Ltd.
            Corporation                 Beverage                 (Alberta)                 (Ontario)
           (Washington)             (International)
                                      Corporation
                                       (Barbados)
         ------------------         -----------------         -----------------         -----------------

CC Beverage (U.S.) Corporation (“CC Beverage”) was formed on December 31, 1998 through the merger of the Company’s two U.S. subsidiaries, namely, Clearly Canadian Beverage (U.S.) Corporation (a Wyoming State corporation established in 1994) and Cascade Clear Water Co. (a Washington State corporation established in 1990). Cascade Clear Water Co. was formed through the merger on January 29, 1998 of Clearly Acquisition Corp. (a wholly-owned Washington State subsidiary of the Company) and Cascade Clear Water Co., an existing Washington State corporation, pursuant to the laws of the State of Washington. As a result of these mergers, CC Beverage handles the Company’s operational business in the United States, which includes the distribution and sale of Clearly Canadian and Reebok beverages.

Clearly Canadian Beverage (International) Corporation (“Clearly International”) was incorporated on April 7, 1987 pursuant to the laws of Barbados. In 1988, Clearly International acquired the distribution rights for the Company’s beverage products for all countries other than Canada, the United States and the Caribbean. In 1999, Clearly International assigned certain of its international distribution rights and responsibilities to CC Beverage.

546274 Alberta Limited, which was incorporated on November 12, 1992 pursuant to the laws of Alberta, previously held certain short-term investments for the Company.

Blue Mountain Springs Ltd., which the Company acquired on September 24, 1996, owns certain property interests in Ontario which may be a potential future source of water for the Company and its products.

General Development of the Business

Over the last three financial years, the Company has continued to focus on creating new premium beverage brands and developing successful product extensions for existing brands. In so doing, the Company has attempted to expand its existing product base and to diversify its new age beverage product lines.

Since the Company’s acquisition of CC Beverage in January 1998 and up until the end of its most recent financial year, the Company did not effect any significant acquisitions. Rather, during this period, the Company focussed on a variety of brand development and product licensing initiatives. In particular, during 1999 and 2000 the Company redesigned and relaunched its principal beverage product line (Clearly Canadian sparkling flavoured water) and, as a result, acquired additional numerous new retail listings for this product line. During the last five financial years, the Company also developed and launched two new beverage product lines, namely, Clearly Canadian O+2 in 1998 and Tré Limone in 2000. The Company also conducted product development work with Reebok International Ltd. (“Reebok”), which resulted in Reebok and the Company entering into a License Agreement in February 2001. Under this License Agreement, the Company manufactures, markets and distributes certain Reebok branded beverage products. Additionally, during the last three financial years, the Company has continually attempted to improve its network of distributors, and a number of key appointments have enhanced the distribution system for the Company’s beverage product lines in certain regions within the U.S. and Canada and elsewhere in the world.

There is a continuing trend in the new age beverage industry toward greater consolidation of brand ownership and product distribution as major beverage companies acquire both new age and traditional soft drink beverage brands. This consolidation within the new age beverage industry has brought about a similar consolidation in manufacturing and distribution as some of the major beverage companies attempt to integrate their brands with manufacturing and distribution facilities and networks. In this regard, the Company intends to continue its focus on maintaining and expanding its current market share through ongoing marketing and distribution initiatives. In addition to evaluating potential strategic transactions, the Company intends to continue with its focus of developing new products, extending existing brands and seeking out further product licensing opportunities.

Sale of Certain Business Assets

In November 2000, the Company appointed McDonald Investments Inc. of Cleveland, Ohio as its investment banker and financial advisor to evaluate various strategic options, including possible divestitures of certain assets as well as acquisition opportunities. As well, in August 2000, the Company appointed The Tullius Company of Portland, Oregon, to act as its agent to investigate the potential sale of CC Beverage’s home and office water business.

To this end, on April 30, 2001, CC Beverage sold the assets associated with its home and office water business to Cullyspring Water Co., Inc., a Washington corporation affiliated with Sparkling Spring Water Group (“Sparkling Spring”). The purchase price paid by Sparkling Spring was $4.8 million ($4.5 million in cash and with Sparkling Spring assuming approximately $320,000 in liabilities). The proceeds from the sale to Sparkling Springs were used to pay down certain debt obligations and improve the Company’s working capital position. Upon completing the sale of the home and water business to Sparkling Spring, the Company concluded its engagement of The Tullius Company.

On February 22, 2002, CC Beverage concluded the sale of certain production facility assets and a bottling plant lease located in Burlington, Washington, and the sale of its Cascade Clear water business and its private label co-pack bottling business to Advanced H2O, Inc. of Bellevue, Washington (“AH2O”). AH2O acquired CC Beverage’s production facility assets and bottling plant lease for a total of $4,348,600, which purchase price included $2,130,000 in cash, the assumption of long-term indebtedness of approximately $2,155,000 and the assumption of certain capital equipment leases of approximately $63,600. In addition to the purchase of the production facility and lease, AH2O purchased CC Beverage’s “Cascade Clear” water business for an aggregate of $2,000,000, which purchase price will be paid to CC Beverage based on a percentage of the gross sales earned by AH2O over time, subject to a minimum payment of $100,000 per year commencing December 31, 2002. At December 31, 2005, if CC Beverage has received less than $500,000, then AH2O must make an additional lump sum payment to increase the proceeds to $800,000 if AH2O wishes to keep the Cascade Clear brand. At the end of each year, AH2O has the option to not make the minimum payment and, if not paid, CC Beverage can elect to repurchase the Cascade Clear brand for $1.00. Also, CC Beverage sold its private label co-pack (bottling) business to AH2O. For such business AH2O will pay CC Beverage a percentage of the gross profits received by AH2O from the private label business over the next five years (up to a maximum payment of $125,000 per year and a minimum payment of $62,500 per year). Additionally, AH2O agreed to provide CC Beverage with “at cost” co-packing (bottling) services for ten years (five year initial term and five year renewal term) for up to 1,500,000 cases per year of carbonated beverages and 250,000 cases per year of non-carbonated beverages. The proceeds from the sales of the various assets to AH2O were used for general working capital purposes, to reduce debt and to provide additional funding for the marketing and distribution of the Company’s beverages, including the continued roll-out of Reebok beverage products in the United States and Canada. Upon completing the sale of assets to AH2O, the Company concluded its engagement of McDonald Investments, Inc.

As a result of the disposition of these assets by CC Beverage, the results and financial position of the Company reflect the results of the “Continuing Operations” only, and the results of the divested businesses are accounted for as “Discontinued Operations” for the purposes of this report.

Business Overview

The Company, together with its affiliated companies, produce, distribute and market beverage products including, Clearly Canadian® flavoured sparkling beverages, Clearly Canadian O+2®, Tré LimoneTM and Reebok beverage products. All of the Company’s products are distributed in the United States and Canada and certain of its products are distributed in Denmark, Norway, Netherlands, the Caribbean, Brazil, Turkey, Cyprus, Malaysia, the Middle East as well as other countries. The Company’s largest markets for its products are presently the United States (approximately 84.0% of the Company’s total 2002 sales) and Canada (approximately 13.4% of the Company’s total 2002 sales).

The Company’s products are considered “new age” beverages, a category which became identifiable in the mid-1980‘s. New age beverages are distinguishable from traditional soft drinks in that they generally contain natural ingredients, less sugar, and less, or no, carbonation. New age beverages are traditionally seen as healthful, premium-priced, distinctively packaged and distributed primarily through cold channels represented by convenience stores, delis and specialty stores. The new age beverage category is now generally recognized in the beverage industry to include the following eleven major beverage market segments: “single-serve water”, “premium sodas”, “single-serve fruit beverages”, “sparkling waters”, “sports beverages”, “ready-to-drink coffees”, “ready-to-drink teas”, “energy drinks”, “vegetable/fruit juice blends”, “new age dairy products” and “other nutrient enhanced” beverages.

The new age beverage category, according to Beverage Marketing Corporation of New York (“Beverage Marketing”), has grown in market size in the United States from US$3.8 billion in wholesale dollar sales in 1992 to an estimated $13.2 billion in 2002 (on estimated volumes of 4.7 billion gallons). In 2002, for the fifth straight year, the new age beverage market is expected to achieve double digit growth in terms of both wholesale dollar sale and volume (ie. gallons consumed). While 1998 and 1999 saw growth in the 14% to 15% range and volume growth even higher than that, 2000 experienced a slight deceleration (wholesale dollar sales grew by 11% and volume increased by 11%). In 2001 wholesale dollar sales grew by 14.2% and volume consumed increased by 14.7% and in 2002 sales are expected to increase by 13.2% over 2001 with volume consumed expected to increase by 14.9%. (Source: New Age Beverages in the U.S., 2002 Edition (December 2002), Beverage Marketing Corporation of New York).

While Beverage Marketing projects a compound annual growth rate of 9.3% for the New Age beverage market for the period from 2002 to 2007, the projected growth over the next five years is slower than the growth over the previous five years (1997 to 2002), when the market grew by a compound annual rate of 13.6%. According to Beverage Marketing, the slower growth rate is indicative of the market’s maturation, however, the New Age beverage market is expected to reach overall wholesale sales of $20.5 billion in 2007, an increase of $7.3 billion over 2002, which outpaces the $6.2 billion incremental growth for the 1997 to 2002 period. (Source: New Age Beverages in the U.S., 2002 Edition (December 2002), Beverage Marketing Corporation of New York).

Products

Principal Beverage Products

Clearly Canadian® Flavoured Sparkling Water

In 1988 the Company introduced its flavoured sparkling water to the beverage marketplace. This product line, which is referred to as the Company’s “core brand”, competes in the “premium soda” segment of the new age beverage market as a premium brand product with distinctive flavours and packaging. A premium soda is a carbonated beverage containing a sugar concentrate base, which often carries a unique and sophisticated imagery and a premium price tag. This segment also includes all natural sodas, which, for the most part, contains all natural ingredients, including no artificial colours, flavours or preservatives. The Company currently offers eight natural fruit flavoured sparkling beverages; Blackberry, Cherry, Strawberry Melon, Grape, Peach, Raspberry Cream, Orange Pineapple and Lemonade. The Company has developed and owns the formulae for its flavourings. The flavours for these products are produced under contract by concentrate suppliers. These flavoured beverages have approximately 60% to 70% of the calories of traditional carbonated soft drinks, or between 75 to 100 calories per 240 ml (8 fl oz.) serving. This product line is available in 414 ml (14 fl. oz.) glass bottles with shrink-sleeve labels that are in vivid colours in abstract patterns and cover the entire bottle.

In 1998 the premium soda segment of the New Age beverage market category accounted for $260 million in wholesale dollar sales. In 1999, sales of premium sodas increased by $10 million, or 3.8%, to $270 million and in 2000 sales increased by $20 million or 7.4%, to $290 million. In 2001, sales of premium sodas reached $305 million, an increase of 5.2% over 2000. In 2002, sales of premium sodas are expected to finish at $318.7 million, an increase of 4.5% over 2001. The premium soda segment had a 5.7% compound annual growth rate during the last five years. According to Beverage Marketing, the premium soda segment is expected to grow by 2.5% annually between 2002 and 2007. Notwithstanding the expected 2.5% five-year compound annual growth rate, the premium soda segment is still expected to lose some market share within the overall new age beverage category, going from 2.4% of wholesale dollar sales in 2002 to 1.8% in 2007 (Source: New Age Beverages in the U.S., 2002 Edition (December 2002), Beverage Marketing Corporation of New York).

In 2002, the Company’s core brand products sales represent approximately 69% of total product sales revenues. As a result of the projected growth rates in other segments of the new age beverage market, the Company has diversified, and will continue to diversify, its beverage product lines.

Clearly Canadian O+2®

In 1998 the Company developed a new oxygen enhanced beverage called “Clearly Canadian O+2” which was launched and marketed in U.S. and Canadian markets through 1999 and 2000. In its unflavoured form, Clearly Canadian O+2 is produced with up to ten times the normal concentration of oxygen naturally found in water. Clearly Canadian O+2 also comes in two flavours (Fruit-Citrus and Berry-Citrus) which are produced with up to five times the normal concentration of oxygen. Clearly Canadian O+2 features an innovative, sleek, blue bottle, which is designed to prolong the retention of oxygen levels in the beverage container.

This product line has been designed to compete in the “single-serve water” and “sports beverages” segments of the new age beverage category. With respect to the sports beverages segment of the new age beverage category, in 1998 the segment accounted for $1.587 billion wholesale dollar sales and in 1999 sales of sports beverages increased to $1.757 billion. In 2000, the sports beverage segment achieved sales of $2.067 billion. In 2001, sales of sports beverages reached $2.182 billion and in 2002 such sales are expected to reach $2.41 billion (a 10.5% annual growth rate). According to Beverage Marketing, sports beverages have lost market share over the last five years, however, still retain a solid lock on the third position among new age beverage categories. Beverage Marketing predicts that the sports beverages segment will grow at a 7.1% compound annual growth rate from 2002 to 2007. Based on such expected growth, the sports beverages segment will have a 16.5% market share in 2007, down by 1.8% from 2002 (Source: New Age Beverages in the U.S., 2002 Edition (December 2002), Beverage Marketing Corporation of New York). With respect to information concerning the single-serve water segment of the new age beverage category, which Clearly Canadian O+2 also competes in, see “Cascade ClearTM Bottled Water” below.

Cascade ClearTM Bottled Water

The Company’s subsidiary, CC Beverage, recently (February 2002) concluded the sale of certain production facility assets to Advanced H2O, Inc. (“AH2O”) of Bellevue, Washington (See Item 4 “Information on the Company – History and Development of the Company – Sale of Certain Business Assets”). As part of the sale to AH2O, CC Beverage sold its “Cascade Clear” bottled water business for an aggregate of $2 million, which purchase price is being be paid to CC beverage based on a percentage of the gross sales earned by AH2O over time, subject to certain annual minimum payments. As such, CC Beverage has a continuing interest in Cascade Clear unflavoured bottled water, which is sold in a variety of single-serve bottled water sizes. Cascade Clear bottled water competes in the retail PET water sub-segment of the single-serve water segment of the new age beverage category, being non-sparkling water in 1.5 liters or less “PET bottles” (PET is short for polyethylene terephthalate and is often interchangeably used with the term plastic). In 2002 Beverage Marketing added a new grouping to the new age marketplace. Specifically, the single-serve water segment is now comprised of the retail PET water sub-segment and the new enhanced water sub-segment. Retail PET water is the largest new age beverage category in terms of wholesale dollar sales. In 1998 wholesale dollar sales of retail PET waters were $1.534 billion and reached $2.120 billion in 1999. In 2000, sales of retail PET waters reached $2.674 billion (an increase of 26.2% over 1999 sales). The wholesale dollar sales for retail PET waters in 2001 was $3.449 billion and in 2002, such sales are expected to reach $4.206 billion (an anticipated 22% annual growth rate). This market segment now has a 31.9% market share of the total new age beverage market. Similarly, the volume consumed of retail PET waters increased from 809.6 million gallons in 1998 to 1,094.9 million gallons in 1999 and 1,361.5 million gallons in 2000. The volume for 2001 was 1,730 million gallons and the estimated volume for 2002 is 2,142 million gallons, which represents a 23.8% increase over 2001. According to Beverage Marketing, the retail PET water segment grew at a 29.6% average rate between 1997 and 2002 and over the next five years is still expected to grow at a compound annual growth rate of 16%. As a result, by 2007, retail PET water is estimated to account for 43% of all new age beverage market sales with estimated wholesale dollar sales of $8.8 billion, up from 31.9% in 2002 and 16.5% in 1997 (Source: New Age Beverages in the U.S., 2002 Edition (December 2002), Beverage Marketing Corporation of New York).

Other Beverage Products

Tré Limone®

In 1999 the Company developed a new product line for the North American market. The product, Tré Limone, is a dry, sparkling lemon-ginger drink and was launched on a roll-out basis in 2000. This product line has also subsequently been distributed in certain international markets.

Tré Limone competes in the premium soda segment of the new age beverage category (see “Clearly Canadian Flavoured Sparkling Water” above for information concerning the “premium soda” segment). The Tré Limone product line is packaged in a 414 ml (14 fl oz.) glass bottle with a distinctive shrink-sleeve label.

Reebok Beverage Products

In February 2001, the Company entered into a licensing agreement (the “Reebok License”) with Reebok International Ltd. (“Reebok”) to manufacture, distribute and sell Reebok branded beverages in the United States, Canada and the Caribbean. The Reebok License is for an initial term of three years, together with three two year renewal terms and is subject to certain performance obligations. Under the Reebok License, the Company pays Reebok a royalty based on a percentage of net sales of the Reebok branded beverages. Under these arrangements, the Company developed and launched “Reebok Fitness Water” in the United States, which is a beverage designed for active, health conscious consumers as a lighter, less-sweet, lower caloric alternative to current sports drinks and functional beverages. Reebok Fitness Water contains essential vitamins C, B6, B12 and folic acid (folate), as well as minerals (calcium, zinc and selenium) and electrolytes (potassium and magnesium). Reebok Fitness Water also contains other helpful featured enhancements (chromium/ChromeMate® and hydroxycitric acid/Super CitriMaxTM). Reebok Fitness Water comes in five flavours; Natural, Berry, Citrus, Blackberry and Tropical and is packaged in two container sizes (a 24 ounce/710 ml. “hot fill” PET bottle, topped with a 43 mm. clear sports cap and a 20 ounce/591 ml. PET bottle without a sports cap). The bottle design features a contoured, ribbed body for superior grip and handling and the package design features a shrink-film label for strong branding and consumer communication. In Canada, this product line is sold under the name “Reebok Vitamin + Mineral Supplement” and its formulation was modified to meet certain Canadian content requirements.

This product line has been designed to compete in the “retail PET water” and “sports beverages” segments of the new age beverage category (see “Cascade ClearTM Bottled Water” above for information concerning the “retail PET water” sub-segment and see “Clearly Canadian O+2®” above for information concerning the “sports beverages” segment of the new age beverage category).

Competition

The Company’s products compete broadly with all beverages available to consumers. The beverage market is highly competitive, and includes international, national, regional and local producers and distributors, many of whom have greater resources than the Company. The Company believes that its direct competitors in the new age beverage market include: Cadbury Schweppes, who purchased Snapple Beverage Group from Triarc Beverage Companies Inc. in September 2000, producers of “Snapple”, “Mistic” and “Stewart’s Soda”; Coca-Cola Company, producers of “Fruitopia”, “Nestea”, “Powerade” and “Dasani”; PepsiCo, producers of “Lipton Teas”, “Acquafina”, “SoBe” (ie. acquired by PepsiCo through an acquisition of a 90% interest in South Beach Beverages in January 2001), and “Gatorade” (acquired by PepsiCo through merger with Quaker Oats which was approved in August 2001); Nestlé Waters North America, Inc., producers of “Perrier”, “Poland Springs”, “Arrowhead”, “Aberfoyle Springs” and other water beverages; Danone Waters of North America, Inc., producers of “Evian” and “Dannon”; Hansen Natural Corp., producers of various natural sodas, smoothies, functional drinks, juices and iced teas; and Ferolito, Vultaggio & Sons, producers of “Arizona Iced Teas”. While the Company believes that it competes favourably on factors such as quality, merchandising, range of flavours, brand name recognition and loyalty, there can be no assurance that the Company and its product lines will not experience increasing competitive pressures from both traditional and new age beverage companies, many of whom have substantially greater marketing, cash, distribution, technical and other resources than the Company.

Proprietary Protection

Trademarks

The Company has over 150 trademark registrations and pending applications in over 90 countries in connection with its Clearly Canadian® line of beverage products. The Company’s trademark registrations are valid for varying periods of time, but are renewable before expiry. The Company also has trademark registrations and/or pending applications in a number of countries for Clearly Canadian O+2® and Tré Limone®.

Copyright

The Company retains copyright to any work created by its employees during the course of their employment and, where necessary, acquires copyright by assignment from independent contractors who prepare artistic work for the Company’s products and promotional materials.

Reliance on Intellectual Property Rights

The Company regards its trademarks, copyrights, trade secrets and similar intellectual property as critical to its success and attempts to protect such property with registered and common law trademarks and copyrights, restrictions on disclosure and other actions to forestall infringement. The Company has in the past, and it expects that it may in the future, license elements of its distinctive trademarks, trade dress and similar proprietary rights to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, no assurances can be given that such licensees will not take actions that might materially and adversely affect the value of the Company’s proprietary rights or the reputation of its products, either of which could have a material adverse effect on the Company’s business. Product package and merchandising design and artwork are important to the success of the Company and it intends to take action to protect against imitation of its products and packages and to protect its trademarks, patents and copyrights as necessary. However, there can be no assurance that other third parties will not infringe or misappropriate the Company’s trademarks, trade dress and similar proprietary rights. In addition, despite the Company’s precautions, some or all of the trade secrets and other know-how that the Company considers proprietary could be independently developed, could otherwise become known by others or could be deemed to be in the public domain.

Operations and Distribution

Well Sites

The Company’s first well site property is located near Vernon, British Columbia and consists of approximately 16.9 acres of land on which five wells are drilled (the “B.C. Well Site”). Water from this site has been used for the Company’s flavoured beverage products, however the Company is not presently drawing water from this site as a result of certain water supply and logistical efficiencies provided through other contracted third party sources located in British Columbia. The B.C. Well Site has a present flow capacity of approximately 32 million gallons of water per year. The Company is regulated by governmental license on the amount of water that can be drawn from the B.C. Well Site. The Company is presently licensed to draw approximately 7,050,000 gallons of water per year. The Company is also licensed under the Water Protection Act (British Columbia) to export bulk water from the B.C. Well Site. The Company’s second well site, which is leased, is situated on five acres of land located in Thornton, Ontario (the “Thornton Well Site”). In Ontario, the Company must obtain a commercial licence to draw quantities of water from its property. The Company is presently licensed to draw approximately 104 million gallons of water per year from its two wells on the Thornton Well Site. The third site is located near the Village of Formosa, Ontario (the “Formosa Well Site”) and consists of approximately seven acres with an artesian well which is approximately 950 feet deep. The Company owns the Formosa Well Site and the water-taking permit allowing up to approximately 238,000 gallons per day to be drawn from the property. The Company has entered into an agreement to sell the Formosa Well Site for Cdn$750,000 (Cdn$500,000 on closing and Cdn$250,000 payable over time based on water drawn from the property). In connection with this anticipated sale, the Company has retained a 10 year right to draw water from the property at no charge, provided that it utilizes the purchaser’s water hauling services, or alternatively, if the Company chooses not to utilize the purchaser’s hauling services, the Company will pay Cdn$120 per tanker load for such water. The sale of the Formosa Well Site property is expected to close in early summer 2003.

The water used in the Company’s “core brand” product line, Clearly Canadian sparkling flavoured sparkling beverages and its Tré Limone product line, comes from three well sites located in Canada, which are on properties owned or leased by the Company and from one well site which is subject to a water supply contract with a third party. This water is transported from the well sites to bottling facilities in dedicated stainless steel tankers (ie. dedicated for water uses only) and placed in dedicated stainless steel storage tanks. The transport trucks then return with empty sealed tankers to ensure no contamination. The water used in the Company’s Clearly Canadian O+2 product line is from a contracted water supply source located in the Cascade Mountain area near the town of Concrete, Washington. The water used in the Company’s Reebok branded beverages is subject to reverse-osmosis and ozination water treatment (at the President Global & Ameripec, Buena Park, California bottling plant) and subject to deionization water treatment (at the Delta Beverages, Woodbridge, Ontario bottling plant). See Item 4: “Information on the Company – Operations and Distribution – Bottling.”

In March 1993, the Company purchased approximately 300 acres of land in Piney, Manitoba. This site may be developed as a future water source. Also, in September 1996, the Company acquired Blue Mountain Springs Ltd., which company has certain property interests in Ontario which may be a potential future spring water source for the Company and its products.

Based upon the present flow capacities of the Company’s own well sites and contracted water sources, the Company believes that it has an adequate supply of water to meet their present and anticipated future water requirements.

Bottling

The Company’s and CC Beverage’s bottles are currently supplied from one glass bottle manufacturer and one plastic (PET) bottle manufacturer. Based on the Company’s knowledge of the capacities of its suppliers, the Company expects to have a sufficient supply of bottles to enable it to meet its anticipated future requirements.

Frequent and regular testing of product and packaging quality parameters is conducted at the bottling plants by trained personnel. Additionally, a sampling submission program tests samples from each and every production run and such samples are sent to the Company’s quality control facilities. In addition to this testing program, the Company reviews daily production and quality control records from each bottling facility which are forwarded to the Company every production day. All analytical data is summarized and trend results are utilized in conjunction with regular plant inspections to monitor the success of the overall quality assurance program. The Company’s quality assurance personnel continuously review standards with both suppliers and production operations. The Company also utilizes independent testing labs on a regular basis.

The Company uses contract bottling facilities (being independent bottling companies under contract with the Company or its subsidiaries). Currently the Company utilizes the following contract bottling facilities for producing products:

•

Advanced H2O, Inc. of Bellevue, Washington produces product (Clearly Canadian flavoured carbonated beverages and Clearly Canadian oxygenated beverages and co-pack other branded oxygenated water (Neways)) primarily for distribution to western Canada and to western U.S. Advanced H2O, Inc. also produces for the Company other branded oxygenated water that the Company sells to certain co-pack customers.

•	Delta Beverages of Woodbridge, Ontario produces product (Clearly Canadian flavoured beverages and Reebok beverage products) primarily for distribution in Canada and the U.S.

•	President Global & Ameripec, Inc. of Buena Park, California produces Reebok beverage products primarily for distribution to the western U.S.

Quality Control

The quality of all of the Company’s products is intended to meet or exceed the requirements imposed by applicable regulatory authorities in the U.S., Canada or other countries where the Company’s products are sold. For products which utilize water from the Company’s own water sources, the Company’s system of quality control system begins at the well site where the Company closely monitors the quality of the source water. The water is tested a second time as it is received at the bottling facility. For all of its products, the final test is of the finished product, which is conducted after bottling. For its core brand products, the water is transported from the well sites to bottling facilities in dedicated stainless steel tankers (ie. dedicated for water uses only) and placed in dedicated storage and handling equipment. Water transport trucks are sealed and returned to the well sites empty to guard against cross-contamination. The Company conducts regular inspections at each bottling facility. The Company’s quality assurance employees conduct continuous random on-site audits of the quality control systems at each bottling facility. Each and every production run at the bottling facilities is tested to ensure the Company’s product specifications are being met. The Company also uses independent testing labs to verify its own test results on a regular basis.

Distribution and Sales

For some of its product lines, the Company distributes and sells its products through a network of authorized distributors and sub-distributors (“DSD System”). Typically, the Company appoints distributors to distribute and sell products within an assigned territory and such distributors purchase finished goods from the Company. Distributors are, in certain circumstances, subject to certain minimum sales performance requirements within their territories in order to maintain their distribution rights and are required to promote the sale of the Company’s products within their territories. In addition to its DSD System, the Company also sells some of its products on a direct sale basis to certain retailers and merchandisers.

With respect to product distribution in the U.S. and Canada, the Company’s principal markets, the Company has the following distribution arrangements:

Name of Distributor	Territory

For U.S.:

CC Beverage(1)	All states within the United States, including Alaska and Hawaii

For Canada:

The Company(1)	All provinces within Canada

(1)	As described above (see “Distribution and Sales”), the Company and CC Beverage typically utilize their own sales personnel, together with a network of independent contract distributors and subdistributors, to affect distribution of their beverage products in the U.S. and Canada.

With respect to product distribution in countries other than the U.S. and Canada, the Company, or its subsidiaries, have the following distribution arrangements:

Name of Distributor	Territory

Ataman Umami Nakliyat ve Tic	Turkey

CC Beverage	Caribbean countries

Central Distribution & Agency SBN BHD	Malaysia

DISTRIBUIDOR ABBC. S.A. DE C.V	Mexico

E.B. International (1995) Inc.	Bahrain, Egypt, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, United Arab Emirates

Everlink Management Limited	Hong Kong and the People's Republic of China

Far Eastern Department Stores Ltd.	Taiwan

Hansen & Co.	Denmark

Interbev AS	Norway, Sweden

Keesan Family Co. Ltd.	Korea

Le Paul Comercial Ltda	Brazil

Nature House of Finland	Finland

Spring Water Company	Netherlands

A breakdown of the Company’s sales revenues by geographical market, as at December 31, 2002, is set out at note 21 of the Company’s audited consolidated financial statements.

Insurance

The Company maintains “all risk” property insurance up to an aggregate policy limit of Cdn$5,000,000 which insurance covers loss and damage to the Company’s product inventories (loss limited to Cdn$5,000,000), office contents, tenant improvements and certain buildings and equipment. Additionally, the Company has commercial general liability insurance which covers claims against the Company by third parties for bodily injury and property damage and which policy includes coverage for claims based upon product liability. The aggregate policy limit for the commercial general liability insurance is Cdn$25,000,000. The Company also maintains commercial fidelity bond coverage with a policy limit of Cdn$500,000.

All of the Company’s insurance policies are presently in force and in good standing, with all premiums having been paid. On a regular basis the Company’s insurance coverage requirements are reviewed by its insurance advisors to ensure that the Company is maintaining prudent levels of insurance coverage.

Government Regulation

In Canada, the Company and its agents are required to meet the requirements of a variety of federal, provincial and local government authorities and agencies in connection with its products. With respect to federal matters, the Company’s products are regulated by Health Canada, which deals with product quality requirements, and by the Canadian Food Inspection Agency, which deals with product content and product labelling issues. At the provincial level, the Company is subject to regulation and controls imposed by the Ontario Ministry of Environment with respect to water drawn from the Thornton and Formosa Well Sites. In British Columbia, the Company is regulated by similar agencies such as the Ministry of Health and the Ministry of Environment with respect to product and water originating from British Columbia water sources. Additionally, at the local level, the Company is regulated by certain regional authorities which deal with issues concerning land and property uses that relate to the Company’s well sites in Ontario and British Columbia.

In the United States, the Company and its agents are required to meet the rules and regulations set down by the Federal Food and Drug Administration. Additionally, at the state level, a number of government agencies and authorities impose certain licensing requirements for the Company’s products.

The Company’s Properties

The Company presently leases approximately 4,250 square feet for its corporate head offices located at 2489 Bellevue Avenue, West Vancouver, British Columbia. The lease commenced in October 2001 and is for an initial term of five years with an option for a further five years. These leased premises are owned by a limited partnership of which certain of the limited partners are directors of the Company. See Item 7: “Major Shareholders and Related Party Transactions – Related Party Transactions – Corporate Head Office”.

The Company’s U.S. operating subsidiary, CC Beverage, leases property in Burlington, Washington from the Port of Skagit County and in 1999 CC Beverage completed the construction of a 9,000 square foot office building on such property (the “Burlington Office”). This lease has a term of approximately 30 years. In view of the fact that CC Beverage recently sold (February 2002) its bottling plant assets and production facility on the property adjoining its office building, (see Item 4: “Information on the Company – History and Development of the Company – Sale of Certain Business Assets”), CC Beverage has listed the Burlington Office building for lease or for sale.

The Company’s B.C. Well Site, western water storage and treatment facility and land on which its five wells are drilled, is located near Vernon, British Columbia. The Company has approximately 16.9 acres of land. The Company previously renovated an existing building to provide an office and laboratory facility at the well site and upgraded the facility for water storage and processing. The Company is not presently drawing water from this site as a result of certain water supply and logistical efficiencies provided through other contracted third party sources located in British Columbia.

The Company’s Thornton Well Site is situated on five acres of land located in Thornton, Ontario. The Company previously upgraded the facility for water storage and water processing and established an eastern well site facility. By agreement dated June 2000, the Company sold the property where the Thornton Well Site is located, however, retained the property’s water rights for its own exclusive use. Concurrently, the Company acquired a lease from the purchaser of the subject property so as to maintain its normal operations for the Thornton Well Site. The lease is for a 10 year term from July 17, 2000 with a further 10 year renewal option.

The Company’s Formosa Well Site consists of approximately seven acres located in the Village of Formosa, Ontario. The Company is presently utilizing existing buildings and equipment at the Formosa Well Site. See Item 4: “Information on the Company – Operations and Distribution – Well Sites” regarding the potential sale of the Formosa Well Site.

In March 1993, the Company purchased approximately 300 acres of land in Piney, Manitoba. This site may be developed in the future as a well site to supply water to bottling facilities in the U.S. and/or Canada. Also, in September 1996, the Company acquired Blue Mountain Springs Ltd., an Ontario corporation, which company owns certain property interests in Ontario which may be a potential future spring water source for the Company and its products.

5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s business strategies, market conditions, outlook and other matters. This discussion and analysis of the results of operations and financial condition of the Company is qualified in its entirety by reference to and should be read in conjunction with the Company’s audited financial statements for the fiscal year ended December 31, 2002 and the related notes thereto, as well as the risk factors set out in this annual report. Unless otherwise stated, all monetary figures expressed in this annual report are in U.S. dollars.

Overview

The Company and its subsidiaries are in the business of producing, distributing and marketing beverage products, including Clearly Canadian® flavoured sparkling beverages, Clearly Canadian O+2®, Tré LimoneTM and Reebok Fitness Water. The Company markets its products as premium brands, distinguished by, in the case of its Clearly Canadian flavoured sparkling beverages, its exclusive use of Canadian water, and in the case of all of its brands, distinctive packaging and proprietary flavours. The Company’s net sales are primarily generated by sales to its network of authorized distributors, who in turn make sales of the Company’s products to supermarkets, convenience stores, specialty stores, warehouse outlets and food service customers.

The Company draws its water for its principal product line, Clearly Canadian flavoured sparkling beverages, from well sources located in British Columbia and Ontario. The Company’s products are bottled through third party contract bottlers (see “Bottling”). The water used in the Company’s other product lines is from water sources not owned by the Company, although such water is subject to the Company’s quality control standards. The Company’s products are sold to consumers through a network of authorized distributors and licensees for distribution throughout the United States and Canada (which represent approximately 97.4% of the Company’s total sales), and certain of its products are sold in Denmark, Norway, Sweden, Finland, Netherlands, the Caribbean, Brazil, Turkey, Cyprus, Korea, Malaysia, Mexico, the Middle East, Hong Kong and Taiwan.

Application of Critical Accounting Policies

The following discussion is based on the consolidated financial statements included in this annual report which have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain material respects from those accounting principles generally accepted in the United States. These differences are described in note 22 of the Company’s consolidated financial statements.

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of its financial statements in conformity with accounting principles generally accepted in Canada. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses the Company’s most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

There are several accounting policies that the Company believes are critical to the presentation of its consolidated financial statements. Note 2 — “Summary of significant accounting policies” to the Company’s consolidated financial statements summarizes each of the Company’s significant accounting policies. Those accounting policies should be read in conjunction with the other notes to the Company’s consolidated financial statements and management’s discussion and analysis of results of operations and financial condition described in this “Operating and Financial Review and Prospects.” Set out below are certain of the accounting policies that the Company believes are critical to the presentation of its consolidated financial statements.

Going Concern

The Company’s financial statements were prepared assuming that the Company will continue as a going concern. Due to the Company’s recurring losses from operations, net deficit and lack of capital for the Company’s planned business activities (see attached consolidated financial statements), there is substantial doubt as to the Company’s ability to continue as a going concern. The Company may require additional capital during the year ending December 31, 2003 to meet its on-going capital requirements. In view of the Company’s history of losses, it may be difficult for the Company to obtain capital financing. The Company may raise such additional capital through equity or debt financing, dispositions of non-material assets, or through joint ventures or other strategic relationships. There can be no assurance that the Company will successfully raise additional financing or enter into any strategic relationships on acceptable terms, if at all. If the Company is unable to meet its on-going obligations, it may have to consolidate operations, reduce operating expenditures, sell assets, suspend marketing efforts or terminate its operations.

Foreign currency translation

The Company publishes its consolidated financial statements in United States dollars. A substantial portion of the Company’s assets, liabilities and revenues are denominated in United States dollars. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet date, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising from translations are recorded as a separate component of shareholders’ equity. Realized gains or losses on foreign currency transactions are included in the determination of net earnings or loss for the year.

Revenue recognition

Revenue is recognized at the time that shipment of the Company’s product to its customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. The Company does not engage in bill and hold transactions. Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Inventories

Inventories are valued at the lower of cost and net realizable value.

Intangible assets — distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life and therefore are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment to carrying value.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization of significant asset classes is as follows:

Buildings Equipment Leasehold improvements	30 years straight-line 5 - 15 years straight-line on a straight-line basis over the term of the lease

When events or circumstances indicate that the carrying amount may not be recoverable, management assesses the carrying value of property, plant and equipment based on its net recoverable amount.

Stock-based compensation plan

Effective January 1, 2002, the Company adopted prospectively CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Canadian GAAP allows accounting for certain stock-based compensation using the fair value based method or by treating the stock compensation as capital transactions with no compensation expense recognized to income. The Company has elected to account for transactions under its share option plan as capital transactions.

The Company has a stock option plan, which is described in note 13 of the Company’s consolidated financial statements. No compensation expense is recognized when stock options are issued pursuant to the plan. Consideration paid for stock on exercise of stock options is credited to capital stock.

Results of Operations

Years ended December 31, 2002, 2001 and 2000

Sales revenues were $20,447,000 for the year ended December 31, 2002 compared to revenues of $23,257,000 for the year ended December 31, 2001 and $23,247,000 for the year ended December 31, 2000, representing a 12% decline in revenues from 2001 to 2002 and a slight increase from 2000 to 2001. Sales revenues in 2001 and 2002 were adversely affected by increased competition within the beverage industry and by increased consolidation of the distribution systems that distribute and sell the Company’s products in the United States and Canada. In 2000, revenues were also adversely affected by the interruption in sales and managing of inventories brought about by the comprehensive re-launch of the Company’s Clearly Canadian Sparkling Flavoured Water. This re-launch resulted in the replacement of the Company’s previous 11oz 4-pack and 1 litre packages with a new 14oz single-serve bottle.

Gross profit margins were 28.9% for the year ended December 31, 2002 compared with 36.9% for the corresponding period in 2001 and 35.4% for the corresponding period in 2000. This represents gross profit of $5,912,000 for the year ended December 31, 2002 compared to $8,586,000 for the corresponding period in 2001 and $8,225,000 for the corresponding period in 2000. The decrease in gross profit margin in 2002 is attributable for the most part to a writedown in certain product inventories and an increased proportion of freight and warehousing in the total cost of sales. During 2002, a greater proportion of the Company’s product orders were delivered to its customers in less than full truck load quantities, which translates into higher costs per case. As well, a certain amount of the Company’s warehousing costs are fixed, therefore, in periods of lower sales, the per case costs reflect an increase which translates into lower gross profit margins.

Selling, general and administrative expenses (“SG&A”) were $8,068,000 for the year ended December 31, 2002 compared to $10,387,000 for the year ended December 31, 2001 and $10,992,000 for the year ended December 31, 2000. Lower selling, general and administrative expenses in 2002 reflected the Company’s continuing efforts to reduce all categories of expense. Selling, general and administrative expenses as a percentage of sales revenues was 39.5% for the year ended December 31, 2002 compared to 44.7% for the year ended December 31, 2001 and 47.3% for the year ended December 31, 2000.

Net loss from continuing operations for the year ended December 31, 2002 was $3,583,000 compared to a net loss of $7,174,000 for the corresponding period in 2001 and net loss of $4,228,000 for the corresponding period in 2000. The net loss for the year 2002 includes non-recurring expenses of $942,000 representing the writedown of property, plant and equipment (as written down to their estimated net realizable value). The net loss for the year 2001 includes non-recurring expenses of $4,243,000. See Notes 7 and 15 of the Company’s consolidated financial statements. As such the decline in the net loss from continuing operations from 2001 to 2002 may not reflect future trends. Losses before non-recurring expenses would have been $2,578,000 during 2002 and $2,425,000 during 2001.

In April 2001, the Company sold its home and office water business assets for $4.8 million ($4.5 million of which was paid in cash and the balance of which was paid through the assumption of liabilities) and in February 2002, the Company completed the sale of certain bottling plant and production facility assets for $4.3 million ($2.1 million of which was paid in cash and the balance of which was paid through the assumption of liabilities). Reported sales revenues from continuing and discontinued operations for 2002 will not include the sales revenues of these divested business assets. The divested businesses generated approximately 18.4% of the Company’s total sales revenues during the year ended December 31, 2001. In future periods, the Company will only be reporting sales revenues from continuing operations for current and comparative periods, therefore such revenues will not reflect the sales generated by the business assets that were divested. It is not anticipated that the sale of these business assets will materially affect the Company’s profitability due to the concurrent reduction in operating expenses and the decrease in interest expense associated with the assumption of certain indebtedness by the purchasers and the repayment of other indebtedness from the proceeds of the sales.

Liquidity and Capital Resources

Years ended December 31, 2002 and 2001

At December 31, 2002, the Company had working capital of $24,000 compared to a working capital deficit of $502,000 at December 31, 2001. The Company had bank indebtedness of $702,000 at December 31, 2002 compared to cash and cash equivalents of $226,000 at December 31, 2001. Net cash used in operating activities was $3,050,000, consisting primarily of operating losses for the year before items not involving cash. Net cash used in financing activities consisted primarily of an increase in bank indebtedness of $702,000 and proceeds from the issuance of convertible debentures, capital stock and warrants of $445,000, less repayment of long term debt of $168,000. Net cash used in investing activities was $1,859,000,which consisted of proceeds received on the sale of the Company’s production facility in Burlington, Washington and land located in Canada in the amount of $1,999,000 net of property, plant and equipment purchases of $140,000.

The Company has suffered recurring losses from operations and has a net deficit that raises substantial doubt as to its ability to continue as a going concern. The Company has recognized the decrease in working capital and cash resources in recent years and has taken steps intended to improve its working capital position. In that respect, in 2001 the Company appointed McDonald Investments Inc. as its investment banker and financial advisor to evaluate various strategic options, including possible divestitures of certain assets as well as acquisition opportunities. To this end, in April 2001, the Company’s U.S. subsidiary, CC Beverage, completed the sale of its home and office water business assets. The total purchase price paid was $4.8 million, which was used to pay down certain debt obligations and improve the Company’s working capital position. Also, in February 2002, the Company’s U.S. subsidiary, CC Beverage, finalized the sale of certain production facility assets and a bottling plant lease located in Burlington, Washington, as well as its Cascade Clear water business and its private label co-pack business to Advanced H2O, Inc. of Bellevue, Washington (“AH2O”). AH2O acquired CC Beverage’s production facility assets for $4,348,600, which purchase price included $2,130,000 in cash, the assumption of long-term indebtedness of approximately $2,155,000 and the assumption of certain capital equipment leases of $63,600. The proceeds from the sale of the various assets to AH2O were used for general working capital purposes, to reduce debt and to provide additional funding for the marketing and distribution of the Company’s beverages (for additional information on these transactions, see Item 4: “Information on the Company – History and Development of the Company – Sale of Certain Business Assets”).

To raise additional funds for working capital purposes, the Company has recently completed the following private placements:

Private Placements

On December 3, 2002, the Company completed a private placement (the “December Private Placement”) of 670 debenture units of the Company (the “Debenture Units”) at a price of Cdn$1,000 per unit. Each Debenture Unit was comprised of a secured convertible 10% debenture in the principal amount of Cdn$1,000 (collectively, the “Debentures”) and 1,250 share purchase warrants. The Debentures may be converted into common shares of the Company at a conversion price of Cdn$0.80 per share up to and including December 1, 2003. Each warrant forming part of the Debenture Units entitles its holder to purchase one additional common share of the Company for a period of two years at a price of Cdn$0.80 per share. Of the 670 Debenture Units issued, 345 were issued to the following insiders of the Company (collectively, the “Management Debentureholders”).

Securityholder	Number of Units Acquired

Criterion Capital Corporation.(1)	290

Stuart R. Ross	35

Bruce E. Morley	20

(1)	A company controlled by Douglas L. Mason, the President and Chief Executive Officer of the Company.

On February 28, 2003, the Company completed a private placement (the “February Private Placement”) of 125,000 units of the Company (the “Langridge Units”) to incoming director Philip Langridge at a price of Cdn$0.80 per unit. Each Langridge Unit was comprised of one common share of the Company and one share purchase warrant that entitles Mr. Langridge to purchase one additional common share of the Company for a period of one year at a price of Cdn$0.80.

Conversion of Restricted Debentures

As disclosed under “Private Placements” above, the Company issued 670 Debenture Units and 125,000 Langridge Units in connection with the December Private Placement and the February Private Placement, respectively (together, the “Private Placements”). If all of the Debentures are converted to common shares of the Company and all of the warrants forming part of the Debenture Units and the Langridge Units are exercised, a total of 1,925,000 common shares of the Company may be issued in connection with the Private Placements, representing approximately 27.3% of the Company’s issued and outstanding share capital as at December 3, 2002, the closing date of the December Private Placement. Under the rules of the Toronto Stock Exchange (“TSX”), the aggregate number of shares of a listed company which are issued or made subject to issuance (ie. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the “TSX 25% Rule”), unless there has been shareholder approval of such transactions. To allow the Company to issue the Langridge Units to incoming director Philip Langridge without offending the TSX 25% Rule, the Management Debentureholders volunteered to restrict the convertibility of a portion of their Debentures. Of the Cdn$345,000 of Debentures issued to the Management Debentureholders, the conversion of Cdn$131,264 of Debentures was restricted. The restriction reduced the percentage of common shares that may be issued as a result of the Private Placements to approximately 25%, the increase permitted by the TSX without shareholder approval. These restricted Debentures may not be converted to common shares of the Company until shareholders of the Company approve the issuance, on a fully diluted basis, of up to 27.3% of the Company’s issued share capital as a result of the Private Placements.

At the Company’s annual general meeting to be held on June 26, 2003, shareholders will be asked to pass an ordinary resolution, with the Management Debenturesholders abstaining from voting, approving the issuance, on a fully diluted basis of 27.3% of the Company’s currently issued share capital as a result of the Private Placements.

Potential Future Private Placements

As disclosed under “Conversion of Restricted Debentures” above, under the TSX 25% Rule, the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six-month period must not exceed 25% of the number of shares outstanding prior to giving effect to such transactions, unless there has been shareholder approval of such transactions. The Company may undertake one or more financings over the next year, some of which may be structured as private placements, in order to provide the Company with general working capital and capital required to implement strategic initiatives. The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise by way of private placements that management of the Company considers to be in the best interests of the Company. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given. Additionally, the TSX retains the discretion to decide whether or not a particular placement is “substantially” at arm’s length or will materially affect control in which case specific approval may be required. The Company may wish to enter into one or more private placements during the 12 months following the Company’s June 26, 2003 annual general meeting (the “Meeting”) that could result in it issuing and/or making issuable such number of its common shares that will exceed the TSX 25% Rule. At the Meeting shareholders will be asked to pass an ordinary resolution authorizing the Company to complete one or more private placements during such twelve month period that could result in the Company issuing or making issuable such number of shares representing up to 50% of the Company’s currently issued share capital (or 3,584,341 common shares). Notwithstanding this resolution, the Company may complete one or more private placements without shareholder approval to the extent that such private placements do not exceed the TSX 25% Rule in its present form or as it may be amended from time to time.

Working Capital Requirements

The Company had a working capital deficit of $470,000 at March 31, 2003. The Company’s principal source of its liquidity is its operating cash flow. The Company believes that its internal sources of liquidity, together with its operating line of credit (see this Item 5: “Liquidity and Capital Resources – Bank Indebtedness”) may be sufficient to satisfy cash and working capital requirements, however, to the extent that such sources of liquidity are not sufficient, the Company intends to improve its working capital position through the sale of its office building in Burlington, Washington (currently listed for sale), the sale of certain other land and water rights in Canada and the sale of other equipment and assets which are not used in its day to day operations. Certain circumstances, including a reduction in the demand for the Company’s products, an increase in operating costs, or general economic slowdowns could have a material impact on the Company’s operating cash flow and liquidity. The Company believes that improving performance of product sales will assist in enhancing the Company’s working capital and cash resources. If necessary, the Company may consider raising additional funds for working capital purposes through equity and/or debt financings, which may or may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders. See the risk factors and notes regarding “Forward-Looking Statements” and “Going Concern” assumptions set out in this annual report.

Bank Indebtedness

The Company has a $2,000,000 (2001 — $750,000) operating line of credit available with a United States bank, which bears interest at U.S. prime plus 4% with a 12-month term ending June 24, 2003 (subject to renewal) and is collateralized by a first lien on all accounts receivable and inventories. Under the terms of the line of credit, borrowings are limited to 80% of eligible accounts receivable. The weighted average interest rate for 2002 was 8.75%. At December 31, 2002, $702,000 has been drawn on this line of credit and as of March 31, 2003, the Company had bank indebtedness of $1,106,000.

Long Term Debt

The Company’s long term debt at December 31, 2002 was $1,112,000, which was comprised of various types of debt instruments, including promissory notes, mortgages and capital leases. In February 2002, certain previous indebtedness and certain capital leases were assumed by Advanced H2O, Inc. (“AH2O”). See Notes 5 and 10 to the Company’s audited financial statements for the year ended December 31, 2002 entitled “Discontinued operations” and “Long-term debt”, respectively and see Item 4 hereof: “Information on the Company – History and Development of the Company – Sale of Certain Business Assets”.

Contractual Obligations

Contractual Obligations	Payments Due by Period

	Total	Year 2003	Year 2004	Year 2005	Year 2006	Year 2007 and thereafter

Operating Leases	$1,086,000	$168,000	$168,000	$166,000	$135,000	$449,000
(office equipment and premises)

Total Contractual Obligations	$1,086,000	$168,000	$168,000	166,000	$135,000	$449,000

At December 31, 2002, the Company has inventory purchase commitments of $627,000 (2001 — $781,000).

Under the Company’s License Agreement with Reebok (the “Reebok License”), the Company is required to pay Reebok a royalty based on a percentage of net sales of Reebok Fitness Water. The Reebok License is for an initial term of three years, with three two-year renewal terms thereafter and is subject to certain performance and renewal obligations.

The Company has entered into consulting contracts with certain senior officers, directors and companies controlled by directors and officers of the Company. For a description of the terms of the contracts, see “Directors, Senior Management and Employees – Executive Compensation –Employment, Management and Consulting Agreements”. As of December 31, 2002, these contracts require the Company to pay fees totalling approximately $755,000 per year. Certain of the contracts also require the Company to assume certain monetary obligations in the event of termination of the contracts by the Company without cause. As at December 31, 2002, the minimum aggregate monetary obligation to be assumed by the Company in these circumstances was approximately $2,205,000 (2001 —

-26

$2,687,000). During 2001, the shareholders approved the amendment of certain consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During 2002 the Company expensed $80,000 of the deferred charge and recorded $97,000 as a current prepaid item, leaving a balance of $306,000 as long-term prepaid contracts.

The Company intends to fund its contractual obligations through cash flow from operations.

Quarterly Information

The following summary of financial information of the Company for the eight financial quarters ended December 31, 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein. The results are presented in thousands of U.S. dollars, except for per share data.

Amounts in Accordance with Canadian GAAP (unaudited)	2002 31-Dec	2002 30-Sep	2002 30-Jun	2002 31-Mar	2001 31-Dec	2001 30-Sep	2001 30-Jun	2001 31-Mar

Income (loss) before other	(1,665)	(587)	(381)	55	(1,515)	(658)	(184)	(68)
charges

Net income (loss) from
continuing operations	(2,768)	(520)	(359)	64	(5,934)	(753)	(335)	(152)

Net income (loss) from
discontinued operations	nil	nil	nil	nil	(2,425)	(331)	1,729	(552)

Net income (loss)	(2,768)	(520)	(359)	64	(8,359)	(1,084)	1,394	(704)

Net income (loss) per share
from continuing operations
(basic and fully diluted)	(0.42)	(0.08)	(0.05)	0.01	(0.89)	(0.11)	(0.05)	(0.02)

Net income (loss) per share	(0.42)	(0.08)	(0.05)	0.01	(1.26)	(0.16)	0.21	(0.11)
(basic and diluted)(1)

(1)	Based on weighted average shares outstanding as of the end of each quarter. For accounting purposes, the weighted average shares outstanding was 6,662,682 as of December 31, 2002 (not including 373,000 shares owned by the Company, as previously acquired under normal course issuer bids).

Trends

The most significant trends reflected in the Company’s recent financial results are declining sales revenues and a deterioration in the Company’s working capital position. Other than in 2001, where revenues increased slightly, the Company’s revenues have declined each year since 1996. The Company had revenues of $20,447,000 during the year ended December 31, 2002, compared to $23,257,000 in 2001, $23,247,000 in 2000, $31,418,000 in 1999, $35,153,000 in 1998 and $47,272,000 in 1997. In connection with the recent sale of the Company’s home and office water business assets and its production facility assets (ie. including co-pack business and Cascade Clear brand), reported sales revenues for 2002 did not include the sales revenues of these divested business assets. These divested business segments generated approximately 18.4% of the Company’s total sales revenues during the year ended December 31, 2001 and 19.6% of the Company’s total sales revenues during the year ended December 31, 2000. In future periods the Company will only be reporting sales revenues from continuing operations for current and comparative periods, therefore such revenues will not reflect the sales generated by the business assets that were divested.

The Company relies, to a significant extent, on the distribution services of independent distributors in order to distribute and sell its beverage products to retailers and consumers. Over recent years, the Company has observed an increased consolidation of distribution services within the new age beverage industry. Traditional soft drink companies, which also own or operate distribution companies that provide distribution services to new age beverage companies, have acquired and/or developed new age beverage products. As a result of these developments, distribution companies that previously operated independently from the traditional soft drink companies are less willing to distribute and sell other companies’ new age beverage products, especially if such products compete with the products that the traditional soft drink companies now have within their portfolio of beverages. In view of these developments, the Company has attempted to align itself with distribution companies that are not restricting their distribution services to beverage products which they own or are otherwise connected with.

Legal Proceedings

Other than as set out below, there are no material legal proceedings to which the Company is a party or to which any of its properties is subject, nor are any such proceedings known to be contemplated.

Dispute with Ralph Moyal

In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company’s Ontario subsidiary, Blue Mountain Springs Ltd. (“Blue Mountain”), and Gerry McGrath (“McGrath”). The plaintiff, Ralph Moyal (“Moyal”), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith Moyal is seeking an order setting aside the share purchase agreement (the “Share Purchase Agreement”) pursuant to which the Company acquired Blue Mountain for Cdn$4.5 million from the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the “Vendors”), who are the daughters of the defendant, McGrath. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claims of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement by which it acquired the shares in Blue Mountain. The Company has delivered a statement of defence, counterclaim and crossclaim in which it has claimed damages against Moyal, as a result of the registration of the certificate of pending litigation, the right to set off any and all damages, costs and interest incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for McGrath and Moyal who were involved with the transactions. In connection with the Share Purchase Agreement, the Company has withheld certain payments (approximately Cdn$1,750,000) to the Vendors based on the Company’s indemnity and set off rights thereunder and as a result of the undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. The trial of these claims is presently scheduled to be heard in early 2004.

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (“Continental”). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of Cdn$2.4 million plus interests and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages.

Ordinary Course Business Proceedings

The Company is subject to other legal proceedings and claims that arise in the ordinary course of its business, none of which are expected to materially adversely affect the Company’s business.

Dividends and Dividend Policy

The Company has no fixed dividend policy. The Company has not paid dividends in the past. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends. Additionally, for the foreseeable future, the Company expects to retain any earnings for use for the expansion of the business and for working capital.

-28

6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Company’s articles provide for a rotation of the terms of office for directors on the Company’s board of directors. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the articles is required to retire from office at succeeding annual general meetings. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires. The Company’s board of directors is currently comprised of eight directors. Executive officers of the Company are appointed by the board of directors.

The following table states the names of the directors and officers of the Company, all positions and offices held with the Company, their principal occupation or employment, the dates upon which they were most recently and initially elected or appointed directors of the Company, if applicable, and the number and percentage of outstanding shares of the Company beneficially owned, directly or indirectly, by each of them as of April 30, 2003.

Name	Principal Occupation & Residence	Date of Appointment as Director (if applicable)	Position(s) Held	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)

Douglas L. Mason	President and Chief	Most Recent	President, Chief	541,359	7.7%
	Executive Officer of	Appointment:	Executive Officer
	the Company, West	June 24, 2002	and Director
Vancouver, Canada
Initial Appointment:
June 2, 1986

Stuart R. Ross	Chief Financial	Most Recent	Chief Financial	51,100	0.7%
	Officer of the	Appointment:	Officer and
	Company, West	June 23, 2000	Director
Vancouver, Canada
Initial Appointment:
January 13, 1988

Bruce E. Morley	Barrister &	Most Recent	Chief Legal	11,764	0.2%
	Solicitor,	Appointment:	Officer, Secretary
	West Vancouver,	June 23, 2000	and Director
Canada
Initial Appointment:
June 29, 1994

Tom Koltai	Chief Operating	N/A	Chief Operating	2,234	0.03%
	Officer of the		Officer
Company, Surrey,
Canada

Kevin Doran	Senior Vice	N/A	Senior Vice	nil	nil
	President,		President,
	Marketing and Sales		Marketing and
	of the Company,		Sales
Vancouver, Canada

Jonathan J. Cronin	Vice President,	N/A	Vice President,	nil	nil
	Marketing, of C.C.		Marketing of C.C.
	Beverage (US)		Beverage (US) Corp.
Corp.(4), Seattle,
USA

Glen D. Foreman	Beverage Marketing	Most Recent	Director	14,872	0.2%
	Consultant,	Appointment:
	Richmond, Canada	June 23, 2000

Initial Appointment:
October 6, 1988

Name	Principal Occupation & Residence	Date of Appointment as Director (if applicable)	Position(s) Held	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)

Nigel G. Woodall	Chartered	Most Recent	Director	11,349	0.2%
	Accountant, North	Appointment:
	Vancouver, Canada	June 24, 2002

Initial Appointment:
October 10, 1997

Neville W. Kirchmann	President and Chief	Most Recent	Director	4,705	0.07%
	Executive Officer of	Appointment:
	Kirchmann Holdings	June 29, 2001
Ltd., a private
	holding company,	Initial Appointment:
	Toronto, Canada	June 26, 1998

Gerald M. Astor	President and Chief	Most Recent	Director	1,848	0.03%
	Executive Officer of	Appointment:
	Advanced Energy	September 25, 2000
Management Systems
	Inc., a California	Initial Appointment:
	based energy	September 25, 2000
management company,
Sherman Oaks,
California

Philip Langridge	Chairman and CEO of	Most Recent	Director	125,000	1.8%
	Churchill Property	Appointment:
	Group Inc., a real	February 12, 2003
estate investment
	company, West	Initial Appointment:
	Vancouver, Canada	February 12, 2003

(1)

Beneficial shareholdings do not include stock options or other rights to acquire shares of the Company. For further information regarding stock option holdings and other rights to acquire shares of the Company, see “Executive Compensation — Options and Stock Appreciation Rights (SARs)” and “Share Ownership” below and see Item 7 “Major Shareholders and Related Party Transactions – Related Party Transactions – Private Placement.”

(2)

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the above named persons individually. For information with respect to incentive stock options held by the directors and officers of the Company listed, see “Executive Compensation – Options and Stock Appreciation Rights (SARs)” below.

(3)

In addition to such shareholdings, Waterfront Capital Corporation (“Waterfront”) owns 422,100 shares of the Company. Each of Douglas L. Mason and Stuart R. Ross is a director, officer and shareholder of Waterfront. Bruce E. Morley is a director and shareholder of Waterfront.

Douglas L. Mason
Chief Executive Officer, President & Director

Mr. Mason founded the Clearly Canadian business and product line in 1986 and was appointed to his present position with the Company in June 1986. Prior to that time, Mr. Mason served as a District Manager for one of Canada’s leading grocery retail chains. In 1984 and 1985, he was a principal of a consulting service firm formed to develop financing and marketing plans for a variety of businesses in British Columbia, Texas, Illinois, Japan and Hong Kong. Mr. Mason is presently a director of BHR Buffalo Head Resources Ltd., Consolidated Venturex Holdings Ltd., Columbia Yukon Resources Ltd., SWI Steelworks Inc. and Waterfront Capital Corporation.

Stuart R. Ross
Chief Financial Officer & Director

Mr. Ross joined the Company in September 1986 and was appointed as a director in January, 1988. From 1981 to 1986, he was controller for a medium sized automobile dealership in British Columbia. Prior to that, he held positions as accountant and controller with corporations within British Columbia. Mr. Ross is presently a director of SVC Second Venture Capital Corp., SWI Steelworks Inc., Consolidated Venturex Holdings Ltd., Waterfront Capital Corporation, Buffalo Head Resources Ltd. and Tagish Lake Gold Corp.

Bruce E. Morley
Chief Legal Officer, Secretary & Director

Mr. Morley joined the Company in June 1994 as a director and officer. Mr. Morley is a practising lawyer and separately provides legal services to the Company and other clients. Mr. Morley is a member in good standing with the Law Society of British Columbia. Mr. Morley was previously a partner in the Vancouver law firm Boughton Peterson Yang Anderson. Mr. Morley is responsible for all legal matters relating to the Company and its business. Mr. Morley is presently a director of Waterfront Capital Corporation and SWI Steelworks Inc.

Tom Koltai
Chief Operating Officer

Mr. Koltai joined the Company in February, 1995. In 1998, Mr. Koltai was appointed as Vice President, Operations with the Company’s U.S. operating subsidiary, CC Beverage (U.S.) Corporation. In November 2001, Mr. Koltai was appointed as Chief Operating Officer of the Company and his responsibilities include directing the efforts of the Company’s Sales, Marketing and Operations Departments. Prior to joining the Company, Mr. Koltai’s experience included a 14 year career at Molson Breweries, Petro-Canada and Gulf Canada Products Limited.

Kevin Doran
Senior Vice President, Marketing and Sales

As Senior Vice President of Marketing and Sales, Kevin Doran is responsible for the development and execution of sales and marketing objectives and strategies for the Company. Prior to joining Clearly Canadian, Mr. Doran was Vice President of Sales, Marketing and Logistics for BC Hot House Foods Inc. Prior to this, Mr. Doran held several senior marketing and merchandising roles at Shoppers Drug Mart, a leading Canadian pharmacy chain.

Jonathan J. Cronin
Vice President, Marketing of CC Beverage

Mr. Cronin joined the Company in the fall of 1993 and was appointed as Vice President, Marketing in January 1997. In December 1998, Mr. Cronin transferred to the Company’s U.S. operating subsidiary, CC Beverage (U.S.) Corporation. As Vice President, Marketing for CC Beverage, Mr. Cronin is responsible for advertising and marketing the Company’s product lines. Prior to joining the Company, Mr. Cronin was Marketing Manager for Nabob Coffee and prior to that was with various advertising firms in Toronto, Ontario.

Glen D. Foreman
Director

Mr. Foreman joined the Company in October 1988 as Director of Marketing. In July 1989, he was appointed Vice-President of Sales and Marketing and thereafter was appointed as the Chief Operating Officer. Prior to joining the Company, Mr. Foreman had been with the Coca-Cola Company for fifteen years. In December 1999, Mr. Foreman retired from his management role with the Company, however, remains as a member of the Company’s board of directors.

Nigel G. Woodall
Director

Mr. Woodall, who is a chartered accountant, joined the Company in 1987 and was an officer from July 1991 to January 1999 and was appointed as a director in October 1997. From 1984 to 1987 he was controller of the Clark Forklift Truck Dealership for British Columbia. From 1980 to 1984 he was controller of the Bushnell Division of Bausch & Lomb Canada Inc.

Neville W. Kirchmann
Director

Mr. Kirchmann was appointed as a director of the Company in June 1998. Mr. Kirchmann is President and Chief Executive Officer of the Princess Margaret Hospital Foundation, which raises funds for cancer research at the Ontario Cancer Institute. Mr. Kirchmann has previously been with Coca-Cola Ltd., Coca-Cola Beverages Ltd., and Coca-Cola Southern African Division for approximately 30 years, serving in various executive positions including nine years as President and CEO of Coca-Cola Ltd. Mr. Kirchmann is presently a director of Falconbridge Ltd.

Gerald M. Astor
Director

Mr. Astor was appointed as a director of the Company in October 2000. Mr. Astor is President and Chief Executive Officer of Advanced Energy Management Systems, Inc., a California-based energy management company. During his business career, Mr. Astor has held senior level positions with several U.S. and international companies, including Mattel Corporation, US Seiko, Akai America and Odetics International.

Philip J. Langridge
Director

Mr. Langridge was appointed as a director of the Company in February 2003. He is currently the Chairman and CEO of Churchill Property Group Inc., a real estate investment, development and management company that operates in Canada and the United States. Mr. Langridge has also served as Vice President for Development for British Pacific Properties in Canada and Managing Director of Real Estate Investments for Macluan Capital, and is a fellow of the Royal Institution of Chartered Surveyors.

Executive Compensation

Summary of Compensation

The following table sets forth all annual and long term compensation for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2002, 2001, and 2000 paid to the executive officers of the Company (the “Named Executive Officers”):

		Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)

Douglas L. Mason(1),	2002	176,333	nil	nil	90,000	nil	nil	216,691(2)
President and Chief	2001	217,955	nil	nil	75,000	nil	nil	nil
Executive Officer	2000	185,300	nil	nil	nil	nil	nil	nil

Stuart R. Ross(1),	2002	135,812	nil	nil	70,000	nil	nil	100,761(2)
Chief Financial	2001	155,004	nil	nil	60,000	nil	nil	nil
Officer	2000	131,750	nil	nil	nil	nil	nil	nil

Bruce E. Morley(1),	2002	137,993	nil	nil	70,000	nil	nil	100,761(2)
Chief Legal Officer	2001	168,020	nil	nil	60,000	nil	nil	nil
and Secretary	2000	151,499	nil	nil	nil	nil	nil	nil

Tom Koltai	2002	125,000	nil	nil	110,000	nil	nil	nil
Chief Operating	2001	97,973	nil	nil	20,000	nil	nil	nil
Officer	2000	99,653	nil	nil	nil	nil	nil	nil

Jonathan J. Cronin,	2002	95,000	nil	nil	nil	nil	nil	nil
Vice President,	2001	95,000	nil	nil	20,000	nil	nil	nil
Marketing of C.C	2000	95,000	nil	nil	nil	nil	nil	nil
Beverage (US) Corp.

(1)	Compensation is paid to companies controlled by the Named Executive Officer on a fees basis for consulting services rendered to the Company.

(2)	In 2001, shareholders of the Company approved an arrangement for the reduction in the fees payable under certain consulting agreements between the Company and companies (the “Consulting Companies”) controlled by each of Douglas L. Mason, Stuart R. Ross and Bruce E. Morley. The consulting agreements were amended so as to reduce the annual ongoing fees payable thereunder by between 15% and 23%. In exchange, the Company agreed to pay the Consulting Companies an aggregate of $418,213 in cash and 428,580 common shares of Waterfront Capital Corporation (the “Waterfront Shares”), a company listed on the TSX Venture Exchange, all as set forth in the information circular prepared in connection with the Company’s 2001 annual general meeting. The consideration was paid to the Consulting Companies in 2002. The value attributable to each Waterfront Share transferred to the Consulting Companies was $0.15. The closing price of the Waterfront Shares, as sold through the TSX Venture Exchange on the last day the shares traded prior to the date of transfer was Cdn $0.05.

Other Compensation

Certain Named Executive Officers of the Company are entitled to business related club memberships and other business related compensation. The total value of this other compensation did not exceed the lesser of (i) Cdn$50,000 and (ii) 10% of the total of the annual salary and bonus of the Named Executive Officers for the financial year. All perquisites and benefits are valued on the basis of the incremental cost to the Company.

Executive Retirement Plan

The Company and certain senior officers/directors participate in an executive retirement plan (the “Plan”). The contributions for the Plan are paid by the Company to the senior officers/directors to provide the net after-tax funding premium requirement under the Plan. The Plan has both a life insurance component and a retirement fund component. The life insurance component provides a death benefit payable to the senior officer’s/director’s named beneficiary or estate. Under the retirement component, a portion of the contributions to the Plan fund retirement income for the senior officer/director. The actual amount of retirement income is based on deposits made to the Plan and the rate of return earned on such deposits, as administered by the life insurance company under the Plan.

No payments were made by the Company under the Plan for any of the Named Executive Officers during the most recently completed financial year

Options and Stock Appreciation Rights (SARs)

The Company’s stock option plan is administered by the Company’s secretary, or such other senior officer or employee of the Company as may be designated by the board of directors from time to time.

The following table sets forth stock options granted to Named Executive Officers during the most recently completed financial year ended December 31, 2002.

Option/SAR grants during the
most recently completed financial year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn$/Security)	Expiration Date

Douglas L. Mason	95,000	21.9%	1.25	1.25	May 15, 2012

Stuart R. Ross	70,000	17.0%	1.25	1.25	May 15, 2012

Bruce E. Morley	70,000	17.0%	1.25	1.25	May 15, 2012

Tom Koltai	110,000	26.5%	1.25	1.25	May 15, 2012

Jonathan Cronin	nil	0.0%	n/a	n/a	n/a

Aggregated option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

The following table sets forth details of all exercises of stock options/SARs by Named Executive Officers during the Company's fiscal year ended December 31, 2002 and the fiscal year end value of unexercised options/SARs on an aggregated basis:

			Unexercised Options/SARs at December 31, 2002		Value of Unexercised in-the-Money Options/SARs at December 31, 2002(2)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Exercisable (#)	Unexercisable (#)	Exercisable (#)	Unexercisable (#)

Douglas L. Mason	nil	nil	305,000	nil	nil	nil

Stuart R. Ross	nil	nil	237,490	nil	nil	nil

Bruce E. Morley	nil	nil	204,000	nil	nil	nil

Tom Koltai	nil	nil	169,500	nil	nil	nil

Jonathan J. Cronin	nil	nil	54,500	nil	nil	nil

(1)	“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)	“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2002 over the exercise price of the options. The closing price of the Company’s shares on December 31, 2002 was Cdn$0.61.

Option and SAR Repricings

None of the options or SARs held by the Company’s Named Executive Officers were repriced during the Company’s financial year ended December 31, 2002.

Employment, Management and Consulting Agreements

Certain of the Named Executive Officers, or companies controlled by them (the “Contracted Party or Parties”), have employment, management or consulting agreements (the “Agreements”) with the Company. The Agreements are for terms of three to five years and are renewable on an evergreen basis. The fees payable under the Agreements are subject to annual review, however any increase or decrease in the fee payable to a Contracting Party requires the agreement of the Company and the Contracting Party. Additionally, under such Agreements, provision is made for reimbursement of any expenses actually and properly incurred by the Contracted Parties.

Certain of the Agreements expire on the occurrence of the earliest of the following:

(a)	the resignation of the Contracted Party;
(b)	the Company terminating the Contracted Party’s services with cause upon certain “Events of Termination” (as defined therein); and
(c)	the Company giving notice of termination to the Contracted Party without cause (i.e. without an Event of Termination having occurred).

If certain of the Agreements are terminated without cause in accordance with item (c) above, such Agreements provide that the Company is obliged to pay certain of the Contracted Parties an amount calculated by multiplying the annual fee then payable by five or two times (the Company’s payment requirements vary amongst the respective Contracted Parties). As at December 31, 2002, the minimum aggregate obligation to be assumed by the Company, as referred to above, is approximately $2,205,000.

Compensation of Directors

During its most recently completed financial year, the Company paid an aggregate of Cdn$53,500 to four directors. Such directors are not executive officers and such compensation was paid to them for services rendered in their capacity as directors of the Company or for their involvement in board committees.

In their positions as directors/officers of the Company and for services rendered and responsibilities assumed in such capacity, certain directors/officers participate in and have benefit entitlements under the Company’s executive retirement plan (see “Executive Compensation — Executive Retirement Plan”) as well as entitlement to medical, dental, insurance benefits and to stock option compensation. If the agreements with certain directors/officers are terminated without cause, or if such director/officer resigns following a change in de facto control of the Company, the Company is obligated to pay such director/officer an amount equal to the remaining premiums payable under the executive retirement plan.

Share Ownership

The shareholdings of Named Executive Officers are set out above under the heading “Directors and Senior Management”.

The Company maintains a stock option plan (the “Stock Option Plan”) that was initially approved by the Company’s shareholders at the Company’s annual meeting held on June 27, 1997. An amendment to the Stock Option Plan was subsequently approved by the shareholders at an annual meeting held on June 29, 2001. The amendment increased the number of common shares of the Company issuable under the Stock Option Plan to 1,750,000, representing approximately 25% of the issued and outstanding common shares of the Company at that time. The Stock Option Plan is administered by the Company’s secretary, or such other officer or employee of the Company as may be designated by the board of directors of the Company. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.

As of April 30, 2003, there are options outstanding under the Stock Option Plan entitling the holders of the options to purchase up to 1,740,395 common shares at varying exercise prices.

During the year ended December 31, 2002, the Company granted 410,000 options under the stock option plan. The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Weighted average grant date fair value	Cdn$ 1.22
Risk free interest rate	4.99%
Expected life	10 years
Expected volatility in the market price of the shares	119%
Expected dividend yield	--

If the Company had adopted the fair value method of accounting, the Company would have recorded a compensation expense of $302,000 in respect of the stock options granted in the year. The Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

	2002 $	2001 $	2000 $
Loss for the year before stock based compensation	(3,583)	(8,753)	(6,449)
Stock-based compensation	(302)	(297)	(14)

Pro forma loss for the year	(3,885)	(9,050)	(6,463)

Basic and diluted loss per share as reported	(0.54)	(1.32)	(1.06)
Per share impact of stock-based compensation	(0.04)	(0.05)	--

Pro forma loss per share	(0.58)	(1.37)	(1.06)

The following table sets out details of incentive stock options to purchase common shares of the Company outstanding as of April 30, 2003:

Holders	No. of Shares	Exercise Price (Cdn $)	Expiry Date
Officers of Company and subsidiaries:	19,255	$1.75	April 4, 2006
	58,352	$1.75	October 29, 2006
	4,941	$1.75	November 4, 2006
	80,000	$1.75	January 5, 2008
	72,777	$1.50	December 23, 2009
	235,000	$1.15	February 21, 2011
	340,000	$1.25	May 15, 2012
	40,000	$1.00	Sept. 23, 2012
	165,000	$0.70	Feb. 11, 2013
	182,000	$0.65	April 29, 2013
	1,197,325

Directors of Company (who are not	4,373	$1.75	April 4, 2006
also Executive Officers):	17,882	$1.75	October 29, 2006
	23,529	$1.75	January 5, 2008
	5,882	$1.75	September 3, 2008
	25,000	$1.05	November 15, 2010
	30,000	$1.25	May 15, 2012
	65,000	$0.70	Feb. 11, 2013
	18,000	$0.65	April 29, 2013
	189,666

Employees and Consultants of Company	5,846	$1.75	April 4, 2006
and subsidiaries:	2,870	$1.75	March 27, 2007
	56,472	$1.75	January 5, 2008
	63,216	$1.50	December 23, 2009
	65,000	$1.15	February 21, 2011
	40,000	$1.35	August 23, 2011
	120,000	$0.65	April 29, 2013
	353,404

In May 2003, the Company announced a proposal, subject to shareholder and Toronto Stock Exchange (“TSX”) approval, to reprice an aggregate of 415,395 previously granted stock options. Such repriced stock options will maintain their current expiry dates, however, would be exerciseable at an exercise price of Cdn$0.65 per share (based on the average closing price of the Company’s shares on the TSX over the ten day trading period preceding the date of such announcement). US GAAP requires that the Company use variable accounting for such repriced stock options. Canadian GAAP does not require this treatment (see note 22 of the Company’s consolidated financial statements for the year ended December 31, 2002).

Committees of the Board of Directors

The board of directors of the Company has established the following committees:

•	Audit Committee: The audit committee reviews the annual and interim financial statements of the Company and certain other public disclosure documents required by regulatory authorities and makes recommendations to the board of directors with respect to such statements and documents. This committee also makes recommendations to the board of directors regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Company’s business and risk management programs relating thereto. This committee also reviews with the auditors and management the adequacy of the internal accounting control procedures and systems within the Company, considers the audit procedures of the Company and reviews and approves the non-audit services to be performed by the independent accountants. During the fiscal year ended December 31, 2002, no non-audit services were performed or approved by the Audit Committee to be performed by the Company’s independent acocuntants. The audit committee is comprised of Stuart R. Ross, Nigel G. Woodall and Neville W. Kirchmann. Mr. Woodall and Mr. Kirchmann are independent directors.

•	Nominating Committee: The nominating committee is responsible for finding and nominating qualified candidates to serve as directors of the Company. The nominating committee regularly considers proposed appointments of additional directors. The nominating committee is comprised of Douglas L. Mason, Bruce E. Morley, Gerald M. Astor and Glen D. Foreman. Mr. Astor and Mr. Foreman are independent directors.

•	Compensation Committee: The compensation committee is responsible for assessing compensation payable to executive officers and employees of the Company and is comprised of Stuart R. Ross, Nigel G. Woodall and Neville W. Kirchmann. Mr. Woodall and Mr. Kirchmann are independent directors.

Employees

In February 2002, the Company’s U.S. subsidiary, CC Beverage, sold certain production facility and bottling plant assets located in Burlington, Washington to Advanced H2O, Inc. of Bellevue Washington (“AH2O”). In connection with such sale, AH2O hired most of CC Beverage’s bottling plant and administration personnel. Concurrently, the Company centralized its administration and management functions operations staff into its head office in West Vancouver, Canada.

As of April 30, 2003, the Company and CC Beverage had a total of approximately 30 employees. Of this number, approximately 16 employees work in various management and administration positions in the Company’s corporate head office in West Vancouver, British Columbia. Approximately 14 employees of the Company and CC Beverage are involved in various sales, marketing and operations activities and work out of their home offices at various locations in the United States and Canada.

7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is neither directly nor indirectly owned or controlled by another corporation or by any foreign government. To the knowledge of the Company, there are no arrangements which may at a subsequent date result in a change of control of the Company. All holders of the Company’s common shares have the same voting rights.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company as at April 30, 2003, excluding shares held by clearing agencies:

Member	Number of Shares	Percentage of Issued Capital

Douglas L. Mason(1)	541,359	7.7%

(1)	Not including 422,100 shares of the Company owned by Waterfront Capital Corporation, a company of which Douglas L. Mason is the Chairman and a director and shareholder. Each of Douglas L. Mason and Waterfront Capital Corporation participated in certain private placements completed by the Company. Additionally, Douglas L. Mason acquired debentures which are presently convertible into 223,750 shares of the Company and holds share purchase warrants exerciseable into an aggregate of 517,500 shares of the Company and stock options exerciseable into 339,659 shares of the Company. See “Related Party Transactions” below.

As at April 30, 2002, the total number of common shares owned or controlled by senior management and the directors of the Company and its subsidiaries as a group was 1,184,097 common shares, representing 16.5% of the total issued and outstanding common shares. This total includes common shares held by Waterfront Capital Corporation, a corporation that has three directors in common with the Company.

As at May 8, 2003, 2,295,985 common shares of the Company, representing 32.03% of the total issued and outstanding common shares, were held of record by shareholders whose address of record is in Canada, and 4,844,876 common shares of the Company, representing 67.58% of the total issued and outstanding shares, were held by shareholders whose address of record is in the United States.

Related Party Transactions

Private Placements

On November 4, 2000, the Company completed a private placement of 595,000 units (the “Units”) at a price of Cdn $0.88 per Unit, each Unit being comprised of one common share of the Company and one share purchase warrant and each such warrant entitling its holder to purchase one further common share of the Company for a period of five years at a price of Cdn$1.10. Each of Douglas L. Mason, President, Chief Executive Officer and a director of the Company, and Stuart R. Ross, Chief Financial Officer and a director of the Company, participated in the private placement, as did Waterfront Capital Corporation, a company of which Mr. Mason, Mr. Ross and Mr. Morley are directors and shareholders. In connection with the private placement, Mr. Mason subscribed for 155,000 Units, Mr. Ross subscribed for 50,000 Units and Waterfront Capital Corporation subscribed for 115,000 Units.

On December 3, 2002, the Company completed a private placement (the “December Private Placement”) of 670 debenture units of the Company (the “Debenture Units”) at a price of Cdn$1,000 per unit. Each Debenture Unit was comprised of a secured convertible 10% debenture in the principal amount of Cdn$1,000 (collectively, the “Debentures”) and 1,250 share purchase warrants. The Debentures may be converted into common shares of the Company at a conversion price of Cdn$0.80 per share up to and including December 1, 2003. Each warrant forming part of the Debenture Units entitles its holder to purchase one additional common share of the Company for a period of two years at a price of Cdn$0.80 per share. Of the 670 Debenture Units issued, 345 were issued to the following insiders of the Company (collectively, the “Management Debentureholders”).

Securityholder	Number of Units Acquired

Criterion Capital Corporation.(1)	290
Stuart R. Ross	35
Bruce E. Morley	20

(1)	A company controlled by Douglas L. Mason, the President and Chief Executive Officer of the Company.

On February 28, 2003, the Company completed a private placement (the “February Private Placement”) of 125,000 units of the Company (the “Langridge Units”) to incoming director Philip Langridge at a price of Cdn$0.80 per unit.

Each Langridge Unit was comprised of one common share of the Company and one share purchase warrant that entitles Mr. Langridge to purchase one additional common share of the Company for a period of one year at a price of Cdn$0.80.

Conversion of Restricted Debentures

As disclosed under “Private Placements” above, the Company issued 670 Debenture Units and 125,000 Langridge Units in connection with the December Private Placement and the February Private Placement, respectively (together, the “Private Placements”). If all of the Debentures are converted to common shares of the Company and all of the warrants forming part of the Debenture Units and the Langridge Units are exercised, a total of 1,925,000 common shares of the Company may be issued in connection with the Private Placements, representing approximately 27.3% of the Company’s issued and outstanding share capital as at December 3, 2002, the closing date of the December Private Placement. Under the rules of the Toronto Stock Exchange (“TSX”), the aggregate number of shares of a listed company which are issued or made subject to issuance (ie. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the “TSX 25% Rule”), unless there has been shareholder approval of such transactions. To allow the Company to issue the Langridge Units to incoming director Philip Langridge without offending the TSX 25% Rule, the Management Debentureholders volunteered to restrict the convertibility of a portion of their Debentures. Of the Cdn$345,000 of Debentures issued to the Management Debentureholders, the conversion of Cdn$131,264 of Debentures was restricted. The restriction reduced the percentage of common shares that may be issued as a result of the Private Placements to approximately 25%, the increase permitted by the TSX without shareholder approval. These restricted Debentures may not be converted to common shares of the Company until shareholders of the Company approve the issuance, on a fully diluted basis, of up to 27.3% of the Company’s issued share capital as a result of the Private Placements.

At the Company’s annual general meeting to be held on June 26, 2003, shareholders will be asked to pass an ordinary resolution, with the Management Debenturesholders abstaining from voting, approving the issuance, on a fully diluted basis of 27.3% of the Company’s currently issued share capital as a result of the Private Placements.

Amendments to Consulting Contracts

At the Company’s 2001 annual general meeting, shareholders approved an arrangement for the reduction in the fees payable under certain agreements (the “Consulting Agreements”) between the Company and companies (the “Consulting Companies”) controlled by each of Douglas L. Mason, Stuart R. Ross and Bruce E. Morley. The Consulting Agreements were amended so as to reduce the ongoing fees payable under the Consulting Agreements by between 15% and 23%. The reduction in the amount of the fees also had the effect of reducing the amount payable by the Company in the event of termination of the Consulting Companies without cause. In exchange for agreeing to the reduction, the Consulting Companies each received a lump sum payment consisting of a combination of cash and common shares of Waterfront Capital Corporation (held as a long-term investment by the Company), all as set out in the information circular prepared in connection with the Company’s 2001 annual general meeting.

Corporate Head Office

In October 2001, the Company relocated its corporate head offices to leased premises at 2489 Bellevue Avenue, West Vancouver, British, Columbia. At this location, the Company leases approximately 4,250 square feet. The lease is for an initial term of five years with an option for a further five years. These leased premises are owned by a limited partnership of which certain of the limited partners are directors of the Company.

Indebtedness of Director and Senior Officers

None of the directors, senior officers, or their respective associates or affiliates are or have been indebted to the Company or its subsidiaries since the beginning of the last completed fiscal year of the Company.

8.     FINANCIAL INFORMATION

See Item 18 and see Item 5 for additional financial information related to the Company.

9.     THE OFFER AND LISTING

The Company’s common shares were listed for trading on the Vancouver Stock Exchange (the “VSE”) on January 25, 1984 and, on September 3, 1987, the shares of the Company commenced trading through the National Association of Securities Dealers Automated Quotation (“Nasdaq”) system. On December 3, 1997, the Company’s shares were listed for trading on The Toronto Stock Exchange (the “TSX”). On January 9, 1998, the Company voluntarily delisted its securities from the VSE. On February 14, 2001, the Company’s shares were delisted from Nasdaq (based on non-compliance with Nasdaq’s minimum bid price and minimum market value requirements for continued listing) and concurrently its shares began trading in the United States on the National Association of Securities Dealers OTC Bulletin Board. As a result, the Company’s shares presently trade through the facilities of the TSX (trading symbol: CLV) and on the OTC Bulletin Board (trading symbol: CCBC).

On February 18, 1999, the common shares of the Company were consolidated on the basis of 4.25 old for 1 new common share. The market price information provided in the tables below represents actual trading prices and has not been adjusted to account for the consolidation.

The following table sets out the annual high and low sale prices (in Canadian dollars) for the common shares traded on the TSX for the period from January 1, 1998 through December 31, 2002:

Year	Cdn$ High	Cdn$ Low
1998	$1.96	$0.62
1999	$5.74	$1.30
2000	$3.00	$0.65
2001	$1.95	$0.75
2002	$1.50	$0.61

The following table sets out the annual high and low sale prices (in U.S. dollars) for the common shares of the Company traded on Nasdaq and the National Association of Securities Dealers OTC Bulletin Board for the period from January 1, 1998 to December 31, 2002 (Note that Nasdaq and OTC Bulletin Board quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices):

Year	US$ High	US$ Low
1998	$1.38	$0.50
1999	$4.11	$0.75
2000	$2.25	$0.38
2001	$1.25	$0.45
2002	$0.95	$0.40

The following table sets out the quarterly high and low sale prices (in Canadian dollars) for the common shares traded on the TSX for the 2001 and 2002 fiscal years:

	Calendar Quarter	Cdn$ High	Cdn$ Low
2001:	1st Quarter	$1.60	$0.80
	2nd Quarter	$1.95	$1.32
	3rd Quarter	$1.60	$1.11
	4th Quarter	$1.25	$0.75
2002:	1st Quarter	$1.50	$0.85
	2nd Quarter	$1.49	$1.10
	3rd Quarter	$1.10	$0.90
	4th Quarter	$0.94	$0.61

The following table sets the quarterly high and low sale prices (in U.S. dollars) for the common shares of the Company traded on Nasdaq and the National Association of Securities Dealers OTC Bulletin Board for the 2001 and 2002 fiscal years (Note that Nasdaq and OTC Bulletin Board quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices):

	Calendar Quarter	US$ High	US$ Low
2001:	1st Quarter	$1.25	$0.54
	2nd Quarter	$1.17	$0.84
	3rd Quarter	$1.00	$0.70
	4th Quarter	$0.80	$0.45
2002:	1st Quarter	$0.89	$0.53
	2nd Quarter	$0.95	$0.73
	3rd Quarter	$0.88	$0.56
	4th Quarter	$0.60	$0.40

The following table sets out the monthly high and low sale prices (in Canadian dollars) for the common shares traded on the TSX during the six months ended April 30, 2003:

Month	Cdn$ High	Cdn$ Low
November 2002	$0.90	$0.70
December 2002	$0.80	$0.61
January 2003	$0.71	$0.61
February 2003	$0.80	$0.70
March 2003	$0.70	$0.55
April 2003	$0.65	$0.55

The following table sets out the monthly high and low sale prices (in U.S. dollars) for the common shares of the Company traded on the National Association of Securities Dealers OTC Bulletin Board during the six months ended April 30, 2003 (Note that OTC Bulletin Board quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices):

Month	US$ High	US$ Low
November 2002	$0.60	$0.43
December 2002	$0.52	$0.40
January 2003	$0.51	$0.40
February 2003	$0.51	$0.44
March 2003	$0.48	$0.40
April 2003	$0.48	$0.38

10.    ADDITIONAL INFORMATION

Memorandum and Articles

Objects

The Company was incorporated under the Company Act (British Columbia) (the “BCCA”). The memorandum of the Company does not restrict the business that may be carried on by the Company, nor does it set out any specific objects or purposes of the Company.

Directors

Under the BCCA, every director of the Company who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company is required to disclose the nature and extent of his or her interest at a meeting of the directors. The BCCA further provides that every director must account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction in which the director has an interest, unless either:

(a)

the director discloses his or her interest as described above, the proposed contract or transaction is approved by the directors after such disclosure and the director abstains from voting on the approval of the proposed contract or transaction; or

(b)

the contract or transaction was reasonable and fair to the Company at the time it was entered into and, after full disclosure of the nature and extent of the director’s interest, the contract or transaction is approved by special resolution of the shareholders of the Company.

A special resolution is a resolution passed by a majority of not less than three-quarters of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a duly called general meeting of the Company. Under the Company’s articles, a director of the Company who is interested in a proposed contract or transaction with the Company may be counted in the quorum at any directors’ meeting at which the proposed contract or transaction is approved.

Compensation payable to directors of the Company is set by the board of directors with input from the Company’s compensation committee. An independent quorum of directors is not required in order for the board of directors to approve compensation payable to directors.

Under the Company’s articles, the board of directors of the Company may authorize the Company to borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit. These borrowing powers may be varied by an amendment to the Company’s articles approved by a special resolution of the shareholders of the Company.

The Company’s articles provide for a rotation of the terms of office for directors of the Company. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the articles is required to retire from office at succeeding annual general meetings. Directors of the Company are not required to hold shares in the Company.

Share Rights

The authorized capital of the Company consists of 210,000,000 shares divided into 200,000,000 common shares without par value and 10,000,000 non-voting preferred shares with a par value of Cdn$1.00 per share. As at April 30, 2003, there were 7,168,682 common shares issued and outstanding. All common shares rank equally within their class as to dividends, voting rights, participation rights in the event of liquidation and in all other respects. In the event of liquidation, holders of preferred shares, if any, would be paid the fair market value of the consideration received by the Company for such shares (the “Redemption Amount”) in priority to claims of holders of common shares. At shareholders’ meetings, each holder of common shares attending the meeting in person is entitled to one vote with respect to any vote conducted by a show of hands and each holder of common shares attending the meeting in person or by proxy is entitled to one vote per share with respect to any vote conducted by poll or ballot. Issued shares of the Company are not subject to call or assessment nor pre-emptive or conversion rights. Preferred shares may be redeemed in accordance with the BCCA at the election of the Company or the holder on payment of an amount equal to the Redemption Amount. Other than these redemption rights attached to the preferred shares, there are no provisions attached to shares of the Company for redemption, purchase for cancellation, surrender or sinking or purchase funds.

The directors of the Company may declare dividends on shares of the Company in such amounts as they deem advisable, to be paid out of funds or assets properly available for the payment of dividends. Holders of preferred shares are entitled to receive, as and when declared by the directors, a non-cumulative dividend at a rate of 10% of the Redemption Amount. Directors may declare a dividend on the common shares without the necessity of declaring a dividend in priority, or at all, on the preferred shares.

Amendments to the Company’s articles, including any provisions affecting rights attaching to shares of the Company, must be approved by a special resolution of the shareholders of the Company. Rights or special rights attached to a particular class or series of shares may not be prejudiced or interfered with without first obtaining consent by way of special resolution of the holders of the affected class or series of shares.

The Company has adopted a shareholder rights plan. Under the plan, a person or group of persons acting jointly that acquire beneficial ownership of 20% or more of the outstanding common shares of the Company may not be entitled to exercise rights issued under the plan. See “Shareholder Protection Provisions – The Rights Plan” below.

Meetings of Shareholders

The Company must hold an annual general meeting of shareholders at least once in every calendar year and not more than 13 months after the date the last annual general meeting was held. In addition, the directors of the Company may, whenever they think fit, convene a general meeting of shareholders of the Company for whatever purpose the directors may determine. Under the BCCA, directors of the Company must convene a general meeting of shareholders on the requisition of one or more shareholders of the Company holding in the aggregate not less than 5% of the issued voting shares of the Company. All shareholders of record as at the record date set for a meeting of shareholders are entitled to attend and vote at the meeting in person or by proxy.

Shareholder Protection Provisions

The Company’s shareholders have previously approved the adoption of certain shareholder protection measures to deter coercive or unfair takeover tactics or offers, and to encourage potential acquirors in any takeover attempts to negotiate directly with the Company’s board of directors. Specifically, the shareholders have approved and the Company has implemented a rights plan (the “Rights Plan”), the terms of which are contained in a rights agreement dated October 1, 1990, as amended, and a supermajority amendment (the “Supermajority Amendment”) which forms a part of the Company’s articles.

The Rights Plan

Pursuant to the Rights Plan, each common share carries one right (a “Right”) which becomes exercisable on the date (the “Distribution Date”) which corresponds to the close of business on the 10th business day after the earlier to occur of (i) the date of a public announcement that a person or group of persons acting jointly (an “Acquiring Person”) have acquired beneficial ownership of 20% or more of the outstanding common shares, other than pursuant to an offer which is determined by the directors of the Company to be fair and otherwise in the best interests of the Company and its shareholders (a “Qualified Offer”), such date being the “Stock Acquisition Date”, or (ii) the date of a public announcement of the commencement, or announcement of an intention to make, a takeover offer, the consummation of which would result in the beneficial ownership by a person or group of persons acting jointly of 20% or more of the outstanding common shares. Until the Distribution Date, the Rights are evidenced by the certificates representing the common shares and the Rights may be transferred only with the common shares.

Following the Distribution Date, the Rights are transferable and certificates representing the Rights will be issued to the holders of record of the common shares.

Each Right will entitle its holder upon exercise and payment of the exercise price in effect from time to time (currently Cdn$15.00) (the “Exercise Price”) to one common share. Upon the occurrence of certain events including (i) the acquisition by a person or a group of persons acting jointly of 20% or more of the common shares other than pursuant to a Qualified Offer or (ii) a merger or other business combination transaction (other than a merger which follows a Qualified Offer) or (iii) the sale of 50% or more of the Company’s consolidated assets or earning power, provision will be made so that each Right will entitle its holder upon exercise to receive, upon payment of the Exercise Price in effect at the time, that number of common shares which have a market value of two times such Exercise Price provided that any Acquiring Person shall not be entitled to the benefit of such adjustment.

Until the 10th business day following the Stock Acquisition Date, the Rights may be redeemed, in whole, but not in part, by the board of directors of the Company at a price of Cdn$0.001 per Right and upon the redemption of the Rights the holders of the Rights will be entitled only to receive the redemption price.

The Rights Plan was first approved by the Company’s shareholders at its annual general meeting held on December 1, 1989. The Rights Plan was for an initial term of 10 years and expired on December 31, 1999. At the Company’s annual general meeting held on June 24, 1999, the shareholders approved the re-adoption and extension of the Rights Plan for a further 10 years (expiry date December 31, 2009). At the Company’s annual general meeting held on June 23, 2000, the shareholders approved reducing the Exercise Price of a Right from Cdn$70.00 to Cdn$15.00.

This description is qualified in its entirety by reference to the rights agreement pursuant to which the Rights Plan was established.

The Supermajority Amendment

The Supermajority Amendment requires that certain mergers and other forms of business combinations involving the Company and any beneficial owner of greater than 20% of the outstanding common shares be approved by the holders of at least 80% of the outstanding common shares unless such transaction is approved by the board of directors of the Company in which case the Supermajority Amendment will not apply. The Supermajority Amendment provides that the approval of the holders of at least 80% of the outstanding common shares must be obtained in order to amend, repeal, or adopt any provisions inconsistent with the Supermajority Amendment, unless such action is approved by the majority of the board of directors of the Company.

The full text of the Supermajority Amendment is contained in the Company’s articles and this description is qualified in its entirety by reference to the Company’s articles.

Material Contracts

Other than contracts entered into in the ordinary course of business, the Company and its subsidiaries have entered into the following material contracts during the two years preceding the date of this annual report:

1.	Amended and Restated Rights Agreement dated August 25, 2000, particulars of which are set out under “Shareholder Protection Provisions – The Rights Plan” above.

2.	Amended and Restated Stock Option Plan dated June 24, 2001, particulars of which are set out under Item 6: “Directors, Senior Management and Employees – Executive Compensation – Share Ownership”.

3.	Purchase and Sale Agreement dated April 30, 2001 whereby the Company sold certain assets associated with its home and office water business to Cullyspring Water Co., Inc. See Item 4: “General Information on the Company — History and Development of the Company – Sale of Certain Business Assets”.

4.	Asset Purchase Agreement dated February 19, 2002 whereby the Company sold certain bottling plant assets and certain other assets related to the Company’s private label and Cascade Clear businesses. See Item 4: “General Information on the Company — History and Development of the Company – Sale of Certain Business Assets”.

Copies of the Rights Plan and the Stock Option Plan, as amended, may be inspected at the offices of the Company during normal business hours.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance to the United States of interest, dividends or other payments to non-resident holders of the Company’s shares. However, the payment or crediting of interest or dividends to United States residents may be subject to applicable withholding taxes at a rate prescribed by the Income Tax Act (Canada) and modified by the provisions of the Canada-United States Income Tax Convention, 1980 (see commentary in the section entitled “Taxation” below).

Except as provided in the Investment Canada Act (the “ICA”), there are no limitations under the laws of Canada, the Province of British Columbia or in the memorandum or articles of the Company on the right of foreigners to hold and/or vote the shares of the Company.

The ICA has application where a “non-Canadian” individual or entity or controlled group of entities proposes to make an investment to acquire control of a Canadian business enterprise, either directly or indirectly, by way of purchase of voting shares of a corporation or of substantially all of the assets used in the Canadian business enterprise. An investment to acquire voting shares of a corporation is deemed to be an acquisition of control where more than one-half of the voting shares are acquired. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control and an acquisition of between one-third and one-half of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the acquisition does not in fact result in control of the corporation by the investor.

An investment to acquire control of a Canadian business enterprise, the gross assets of which exceed certain thresholds, must be reviewed and approved under the ICA before implementation. An investment to acquire control of a Canadian business enterprise, the gross asset value of which falls below these threshold amounts, is one in respect of which notification must be given under the ICA although approval is not required prior to implementation of the investment.

Specific investment thresholds apply to investors of the United States. The investment threshold for a direct acquisition of control has been established at Cdn$233,000,000 for 2003 and no review is required for an indirect acquisition of control. Each year the direct acquisition investment threshold is adjusted for inflation.

Taxation

Canadian Federal Income Tax Considerations

The following is a general discussion of the material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not, and is not deemed to be, a resident of Canada, who holds such common shares as capital property and who does not use or hold such common shares in carrying on a business in Canada (a “Non-Resident Holder”).

This summary is based on the current provisions of the Income Tax Act (Canada) and regulations thereunder (the “ITA”) and all specific proposals to amend the ITA publicly announced prior to the date hereof by the Minister of Finance (Canada) and the current administrative practices of Canada Customs and Revenue Agency. It has been assumed that all specific proposals to amend the ITA will be enacted in substantially their present form and that no other relevant amendments to the ITA will come into force. However, no assurance can be given to this effect. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from those described herein. See “United States Federal Income Tax Consequences” below.

This summary is not exhaustive of all possible Canadian federal income tax consequences to all Non-Resident Holders and in particular will not be applicable where the Non-Resident Holder is a non-resident insurer carrying on an insurance business in Canada in respect of which the common shares of the Company are held or used in Canada. Nor should these comments be interpreted as legal or tax advice to any particular Non-Resident Holder, each of whom should consult their own tax advisors with respect to their particular circumstances.

Dividends

Dividends (including deemed dividends) paid or credited on the common shares of the Company to a Non-Resident Holder will be subject to withholding tax in Canada. The Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”) provides that the normal 25% rate of withholding tax on the gross amount of such dividends is reduced to 15% if paid to a resident of the United States. The Treaty provides for a further reduction of the withholding tax rate to 5% if the beneficial owner of such dividends is a company (any entity which is treated as a body corporate for purposes of the ITA) which is a resident of the United States and which owns at least 10% of the voting stock of the Company.

Capital Gains

A Non-Resident Holder will not be subject to tax under the ITA in respect of a capital gain realized upon the disposition or deemed disposition (such as would arise on the death of an individual Non-Resident Holder) of a common share of the Company unless such share is “taxable Canadian property” to the Non-Resident Holder. A common share in the capital of the Company will be taxable Canadian property to a Non-Resident Holder if (i) at any time during the five year period ending at the time of disposition of such share, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons owned (or had an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of the Company; or (ii) the Non-Resident Holder elected under the ITA to treat such common shares as taxable Canadian property upon ceasing to be a resident of Canada prior to October 2, 1996.

However, under the Treaty, a Non-Resident Holder to whom the common shares of the Company represent taxable Canadian property will not be liable to tax in Canada in respect of a capital gain realized on the disposition of such shares unless:

•	the value of such shares is derived principally from real property situated in Canada (including mineral properties in Canada and rights in relation thereto), or

•	the Non-Resident Holder was a resident of Canada for 120 months during any period of 20 consecutive years preceding the disposition of such shares and was a resident of Canada at any time during the 10 years immediately preceding such disposition and owned such shares (or property for which such shares were substituted) at the time the Non-Resident Holder ceased to be a resident of Canada.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, investors in pass-through entitiesand shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares of the Company, you should consult your own tax advisors.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed US$200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Certain information reporting and backup withholding rules may apply with respect to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (subject to periodic adjustment) of any payments to a holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. For U.S. Holders which are not corporations, deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is producing passive income. U.S. Holders owning common shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitations, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2002 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2003. There can be no assurance that the Company’s determination or expectations concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

Documents on Display

Copies of the Company’s memorandum and articles, along with copies of the Rights Plan and the Stock Option Plan may be inspected at the offices of the Company at 2489 Bellevue Avenue, West Vancouver, British Columbia, Canada during normal business hours.

11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is not a party to any market risk sensitive instruments other than instruments evidencing interest-bearing debt obligations of the Company as described in Item 5, “Operating and Financial Review and Prospects” and in note 10 to the Company’s audited financial statements for the year ended December 31, 2002 entitled “Long-term debt”.

12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company is not in default in the payment of any principal or interest instalments with respect to any indebtedness of its own or any of its subsidiaries, nor is the payment of any dividends declared by the Company in arrears.

14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No material modifications have been made to the rights of holders of shares of the Company as presented in the Company’s memorandum and articles. The Company has adopted a shareholder rights plan, the terms of which are described in Item 10 under the heading “Shareholder Protection Provisions – The Rights Plan.”

15.    CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the “Evaluation Date”) within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings and Form 6-K reports.

There were no significant changes made in the Company’s internal controls during the period covered by this annual report on Form 20-F or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer , does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

16.    [RESERVED]

17.    FINANCIAL STATEMENTS

See item 18.

18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

•	Auditors’ Report

•	Consolidated Balance Sheets

•	Consolidated Statements of Shareholders’ Equity

•	Consolidated Statements of Operations

•	Consolidated Statements of Cash Flows

•	Notes to Consolidated Financial Statements

February 28, 2003

Auditors’ Report

To the Shareholders of
Clearly Canadian Beverage Corporation

We have audited the consolidated balance sheets of Clearly Canadian Beverage Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving effect to the change in accounting policies disclosed in note 3 to the consolidated financial statements, on a consistent basis.

(Signed)     “PricewaterhouseCoopers LLP”
Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, described in note 1 to the financial statements, and when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3. Our report to the shareholders dated February 28, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements.

(Signed)     “PricewaterhouseCoopers LLP”
Chartered Accountants

Vancouver
February 28, 2003

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As at December 31, 2002 and 2001

(in thousands of United States dollars, except where indicated)

	2002 $	2001 $
Assets

Current assets
Cash and cash equivalents	--	226
Accounts receivable (note 7)	1,191	2,334
Inventories (note 7)	2,439	2,304
Assets held for sale (note 7)	935	--
Prepaid expenses, deposits and other assets	271	111

	4,836	4,975

Long-term investments (note 8)	88	152

Distribution rights (note 9)	1,913	1,913

Property, plant and equipment (note 7)	3,042	6,083

Assets held for sale (note 7)	462	3,895

Prepaid contracts (note 18)	306	--

	10,647	17,018

Liabilities

Current liabilities
Bank indebtedness (note 6)	702	--
Accounts payable and accrued liabilities (note 7)	3,578	5,130
Current portion of long-term debt (note 10)	116	347
Convertible debenture (note 11)	416	--

	4,812	5,477

Long-term debt (note 10)	1,112	3,252

	5,924	8,729

Shareholders' Equity

Capital stock (notes 12 and 13)
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued
7,043,682 (2001 - 7,013,682) common shares without par value
Outstanding
6,670,682 (2001 - 6,640,682) common shares without par value	58,237	58,208
Warrants
1,500,240 (2001 - 692,740)	415	423

Equity component of convertible debenture (note 11)	26	--

Cumulative translation account (note 14)	(1,388)	(1,358)

Deficit	(52,567)	(48,984)

	4,723	8,289

	10,647	17,018

Going concern (note 1)
Commitments and contingencies (note 18)
Subsequent events (note 23)

Approved by the Board of Directors

(Signed) “Douglas L. Mason” Director	(Signed) “Stuart R. Ross” Director

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2002, 2001 and 2000

(in thousands of United States dollars, except where indicated)

	Capital stock

	Number of shares outstanding	Amount $	Number of warrants outstanding	Amount $	Equity component of convertible debenture $	Cumulative translation account $	Deficit $	Shareholders' equity $
Balance - December 31, 1999	6,173,982	58,171	98	256	--	(965)	(33,782)	23,680
Issued November 2000 at CA$0.88 per unit (note 13)	595,000	182	595	167	--	--	--	349
Shares repurchased under normal course
issuer bids (note 12)	(128,300)	(137)		--	--	--	--	(137)
Share issue costs	--	(8)		--	--	--	--	(8)
Loss for the year	--	--		--	--	--	(6,449)	(6,449)
Exchange difference	--	--		--	--	(355)	--	(355)

Balance - December 31, 2000	6,640,682	58,208	693	423	--	(1,320)	(40,231)	17,080
Loss for the year	--	--	--	--	--	--	(8,753)	(8,753)
Exchange difference	--	--	--	--	--	(38)	--	(38)

Balance - December 31, 2001	6,640,682	58,208	693	423	--	(1,358)	(48,984)	8,289
Shares issued upon exercise of warrants
(note 13)	30,000	29	(30)	(8)	--	--	--	21
Issuance of convertible debenture (note 11)	--	--	837	--	26	--	--	26
Loss for the year	--	--	--	--	--	--	(3,583)	(3,583)
Exchange difference	--	--	--	--	--	(30)	--	(30)

Balance - December 31, 2002	6,670,682	58,237	1,500	415	26	(1,388)	(52,567)	4,723

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the years ended December 31, 2002, 2001 and 2000

(in thousands of United States dollars, except where indicated)

	2002 $	2001 $	2000 $
Sales	20,447	23,257	23,247

Cost of sales	14,535	14,671	15,022

Gross profit	5,912	8,586	8,225

Selling, general and administration expenses	8,068	10,387	10,992
Amortization	422	624	712

Loss before the following	(2,578)	(2,425)	(3,479)

Other expense	(73)	(25)	(380)
Interest on long-term debt	(8)	--	53
Amortization of intangible assets and goodwill	--	(481)	(487)
(Loss) gain on sale of assets	(97)	--	65
Writedown of property, plant and equipment (note 7)	(942)	(2,235)	--
Writedown of goodwill	--	(2,111)	--
Restructuring charges recovery (note 15)	--	103	--

Loss from continuing operations before income taxes	(3,698)	(7,174)	(4,228)

Recovery of income taxes (note 16)	115	--	--

Loss for the year from continuing operations	(3,583)	(7,174)	(4,228)

Loss for the year from discontinued operations (note 5)	--	(1,579)	(2,221)

Loss for the year	(3,583)	(8,753)	(6,449)

Basic and diluted loss per share (expressed in dollars)	(0.54)	(1.32)	(1.06)

Going concern (note 1)

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000

(in thousands of United States dollars, except where indicated)

	2002 $	2001 $	2000 $
Cash flows from operating activities
Loss for the year	(3,583)	(8,753)	(6,449)
Items not involving cash (note 20(a))	1,479	5,956	2,642

	(2,104)	(2,797)	(3,807)
Changes in non-cash working capital balances related to
operations (note 20(b))	(946)	371	2,321

	(3,050)	(2,426)	(1,486)

Cash flows from investing activities
Net proceeds from sale of home and office business
(note 5)	--	4,224	--
Net proceeds from sale of production facility (note 5)	1,675	--	--
Proceeds from collection of long-term receivable	--	605	--
Proceeds from sale of property, plant and equipment	324	156	285
Acquisition of a long-term investment	--	(21)	--
Purchase of property, plant and equipment	(140)	(261)	(1,012)
Acquisition of home and office business (note 4)	--	--	(200)
Decrease in restricted cash	--	--	500

	1,859	4,703	(427)

Cash flows from financing activities
Repayment of long-term debt	(168)	(2,453)	(1,231)
Proceeds from issuance of convertible debenture	424	--	784
Proceeds from issuance of capital stock and warrants	21	--	349
Increase in bank indebtedness	702	--	--
Cost of issuance of capital stock	--	--	(8)
Payment to repurchase shares	--	--	(137)

	979	(2,453)	(243)

Effect of exchange rates on cash and cash equivalents	(14)	106	(163)

Decrease in cash and cash equivalents	(226)	(70)	(2,319)
Cash and cash equivalents - Beginning of year	226	296	2,615

Cash and cash equivalents - End of year	--	226	296

Interest paid	51	178	384

Income taxes paid	--	--	80

Supplementary cash flow information (note 20(c))

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $3,583,000 for the year ended December 31, 2002, net current assets of $24,000 and an accumulated deficit of $52,567,000 at year-end. Negative cash flows from continuing operations for the year ended December 31, 2002 of $3,050,000 have been funded primarily from the disposition of the company’s production facility assets and bottling plant lease located in Burlington, Washington. The Company has a $2,000,000 demand operating line of credit available with a United States bank bearing interest at U.S. prime plus 4% with a 12-month term ending June 24, 2003 and collateralized by a first lien on all accounts receivable and inventories. As at December 31, 2002, $702,000 has been drawn on this facility.

Management believes that there are sufficient cash and financing options available to fund the Company’s ongoing operations and to repay its obligations in the normal course; however, the current financial position and past results of operations indicate that, under generally accepted accounting principles, there is substantial doubt about the appropriateness of that going concern assumption.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its office building located in Burlington, Washington, land and water rights in Vernon, British Columbia and Formosa, Ontario and other various assets not used in its day to day operations. Management is confident that it will be able to secure the necessary financing and improve operating cash flows to enable the Company to continue as a going concern; however, there is no assurance that management will be successful in achieving these objectives. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2	Summary of significant accounting policies

Nature of operations

The Company produces, distributes and markets beverage products and flavoured beverages. The Company’s products are sold principally in the United States and Canada.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

Principles of accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP). The differences as they affect the Company are described in note 22.

Consolidation

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation, 546274 Alberta Ltd., and Blue Mountain Springs Ltd.

In view of the consolidated nature of these financial statements, the term “Company”, as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

Foreign currency translation

The Company uses the United States dollar as its reporting currency. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders’ equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the year.

Revenue recognition

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. The Company does not engage in bill and hold transactions.

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

Inventories

Inventories are valued at the lower of cost and net realizable value.

Long-term investments

Long-term investments are recorded at cost less writedowns for impairment of value that is other than temporary.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life and therefore are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment to carrying value.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization of significant asset classes is as follows:

Buildings Equipment Leasehold improvements	30 years straight-line 5 - 15 years straight-line on a straight-line basis over the term of the lease

When events or circumstances indicate that the carrying amount may not be recoverable, management assesses the carrying value of property, plant and equipment based on its net recoverable amount.

Stock-based compensation plan

The Company has a stock option plan, which is described in note 13. No compensation expense is recognized when stock options are issued pursuant to the plan. Consideration paid for stock on exercise of stock options is credited to capital stock.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments readily convertible into cash within 90 days or less at the time of acquisition.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management’s best estimates as additional information becomes available in the future.

Financial instruments

The Company’s instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, convertible debentures and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Management estimates that the fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are measured using tax rates that are expected to apply to taxable income in the periods in which the future income tax liability or asset is expected to be settled or realized.

Advertising costs

The Company expenses advertising costs at the time it incurs them, and expenses the cost of media advertising at the time the advertising first takes place.

Loss per share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period of 6,662,682 (2001 — 6,640,682; 2000 — 6,101,170). Diluted loss per share is computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

Diluted earnings per share have not been separately disclosed since the conversion of the convertible notes and exercise of stock options and warrants would be anti-dilutive.

3	Change in accounting policies

a)

Effective January 1, 2002, the Company adopted prospectively CICA Handbook Section 3062 Goodwill and Other Intangible Assets. Under the new standard, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. No provision for impairment was required upon adoption of this policy.

Adjusted net loss and basic and diluted loss per share as a result of the new accounting policy for goodwill and intangible assets is as follows:

($000's except for loss per share amounts)

	2002 $	2001 $	2000 $
Reported loss from continuing operations	(3,583)	(7,174)	(4,228)
Add back
Goodwill amortization	--	289	295
Distribution rights amortization	--	192	192

Adjusted net loss from continuing
operations	(3,583)	(6,693)	(3,741)

Basic and diluted net loss per share from
continuing operations	(0.54)	(1.01)	(0.61)

Reported loss from discontinued operations	--	(1,579)	(2,221)

Basic and diluted loss per share from
discontinued operations	--	(0.24)	(0.37)

Adjusted basic and diluted loss per share	(0.54)	(1.25)	(0.98)

As reported basic and diluted loss per
share	(0.54)	(1.32)	(1.06)

b)

Effective January 1, 2002, the Company adopted prospectively CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Canadian GAAP allows accounting for certain stock-based compensation using the fair value based method or by treating the stock compensation as capital transactions with no compensation expense recognized to income. The Company has elected to account for its share option plan as capital transactions. Also see note 13.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

c)

The Company has adopted the CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. This section requires long-lived assets that have been identified for sale and meet certain criteria be classified on the balance sheet as held for sale. See also note 7.

4	Acquisition and subsequent disposal of Home Service Networks Inc.

On April 3, 2000, the Company acquired certain assets and liabilities of Home Service Networks Inc., a company providing home and office water delivery services in the United States, and incorporated them into CC Beverage (US) Corporation. Details of the aggregate consideration given and the fair value of the net assets acquired are as follows:

$
Assets acquired - at fair values
Current assets	47
Property, plant and equipment	162
Goodwill	994

1,203
Less: Current liabilities	103

Net assets acquired	1,100

Consideration
Cash	200
Promissory note payable	900

1,100

This acquisition was accounted for using the purchase method, and accordingly, these consolidated financial statements include the results of operations from the date of acquisition. The Company amortized goodwill over a period of 15 years.

The Company disposed of these assets and liabilities on April 30, 2001 (see note 5).

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

5	Discontinued operations

During the year ended December 31, 2001, the Company disposed of the home and office five gallon water business and entered into an agreement to dispose of the private label co-pack bottling business and related assets. For reporting purposes, the results and the assets and liabilities of these two business segments have been presented as discontinued operations. Accordingly, prior year figures have been restated to reflect this change.

a)	Home and office five gallon water business

On April 30, 2001, the Company sold the assets of the home and office five gallon water business for $4,824,000. Details of the aggregate consideration and assets disposed of are as follows:

$
Consideration
Cash	4,500
Assumption of accounts payable	324

4,824

Assets disposed of
Current assets	357
Property, plant and equipment	1,089
Goodwill	922

2,368

Closing costs	243

Gain on sale of assets	2,213

b)	Private label co-pack bottling business and production facility

On October 5, 2001, the measurement date, the Company adopted a formal plan to dispose of its production facility assets located in Burlington, Washington and its private label co-pack bottling business. On February 22, 2002, the Company finalized the sale of the production facility assets and bottling plant lease located in Burlington, Washington, the Cascade Clear water business, and the private label co-pack bottling business. By disposing of the production facility assets, the Company is not able to continue with bottling for private label customers.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

The Company sold the production facility assets of $4,348,600 for consideration of $2,130,000 in cash, the assumption of long-term debt of $2,155,000 and the assumption of certain capital leases of $63,600. The Company incurred closing costs of $458,000.

With respect to the long-term indebtedness assumed by the purchaser, the Company’s subsidiary, CC Beverage (US) Corporation, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be $nil.

During the year ended December 31, 2002, the Company sold the Cascade Clear water business. The purchaser will pay the Company the agreed proceeds of $2,000,000 based on a percentage of the gross sales of Cascade Clear products with a minimum payment of $100,000 per year commencing December 31, 2002. At December 31, 2005, if the Company has received less than $500,000, then the purchaser is required to make an additional lump sum payment to increase the consideration paid to $800,000. At the end of each year, the purchaser has the option to not make the $100,000 minimum payments and, if not paid, the Company can elect to repurchase the Cascade Clear brand for $1.

The Company sold the co-pack business for a minimum payment of $62,500 per year for the next five years, providing there is no losses incurred by the business. The actual payments are based on a percentage of gross profit of the co-pack business up to a maximum of $125,000 per year for the next five years.

In addition, the purchaser has agreed to provide the Company with “at cost” co-pack (bottling) services for ten years (five-year initial term and five-year renewal term) for up to 1,500,000 cases per year of carbonated beverages and 250,000 cases per year of non-carbonated beverages.

Under the sales agreements, the Company received $242,000 in consideration during the year ended December 31, 2002.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

Summarized below is selected financial information for the discontinued operations:

Loss from discontinued operations

	2002 $	2001 $	2000 $

Sales	551	5,245	5,683

Loss from discontinued operations before
measurement date, net of writedowns and
income taxes	--	(1,394)	(2,221)
Gain on sale of assets from discontinued
operations	--	2,213	--
Loss and writedown of assets from discontinued
operations subsequent to measurement date	--	(2,398)	--

	--	(1,579)	(2,221)
Provision for income taxes	--	--	--

Loss from discontinued operations	--	(1,579)	(2,221)

Basic and diluted loss per share from
discontinued operations	--	(0.24)	(0.37)

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

Balance Sheet
	2002 $	2001 $
Assets
Current assets
Accounts receivable	--	423
Inventory	--	389

	--	812
Property, plant and equipment - net of accumulated amortization	--	3,895
Goodwill - net of accumulated amortization	--	--

	--	4,707

Liabilities
Current liabilities
Accounts payable and accrued liabilities	--	742
Long-term liabilities	--	2,382

	--	3,124

Net assets of discontinued operations	--	1,583

6	Bank indebtedness

The Company has a $2,000,000 (2001 - $750,000) operating line of credit available with a United States bank, which bears interest at U.S. prime plus 4% with a 12-month term ending June 24, 2003 and is collateralized by a first lien on all accounts receivable and inventories. The weighted average interest rate for 2002 was 8.75%. At December 31, 2002, $702,000 has been drawn on this line of credit.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

7	Balance sheet components

Accounts receivable
	2002 $	2001 $
Continuing operations
Trade accounts receivable - net of allowance of $93,000
(2001 - $57,000)	1,069	1,442
Other	122	393
Rebates and claims recoverable	--	76

Discontinued operations
Trade accounts receivable	--	423

	1,191	2,334

Inventories
	2002 $	2001 $
Continuing operations
Finished goods	1,698	1,365
Raw materials	741	550

Discontinued operations
Finished goods	--	146
Raw materials	--	243

	2,439	2,304

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

Property, plant and equipment
	2002

	Cost $	Accumulated amortization $	Writedown $	Net $
Continuing operations
Land and water sources	1,829	--	--	1,829
Buildings	1,034	670	--	364
Equipment	3,631	2,890	--	741
Leasehold improvements	122	14	--	108

	6,616	3,574	--	3,042

Held for sale
Land and water sources	1,252	--	583	669
Buildings	1,541	460	353	728
Equipment	521	515	6	--

	3,314	975	942	1,397

	9,930	4,549	942	4,439

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

	2001

	Cost $	Accumulated amortization $	Writedown $	Net $
Continuing operations
Land and water sources	5,554	--	2,235	3,319
Buildings	2,575	1,048	--	1,527
Equipment	4,472	3,338	--	1,134
Leasehold improvements	106	3	--	103

	12,707	4,389	2,235	6,083

Discontinued operations
Buildings	2,713	494	700	1,519
Equipment	5,813	2,138	1,299	2,376

	8,526	2,632	1,999	3,895

	21,233	7,021	4,234	9,978

During the year ended December 31, 2002, the Company wrote down land and water sources, buildings and equipment by $942,000 (2001 — $4,234,000) to their net recoverable amount, which is equivalent to their estimated net realizable value. The carrying value represents management’s best estimate of the net recoverable amount of the land and water sources. If the assumptions used by management are not borne out, it is reasonably possible that the net recoverable amount of the asset would differ from the value recorded by a material amount.

At December 31, 2002, the net book value of equipment held under capital lease is $nil (cost — $nil; accumulated amortization — $nil) (2001 — $97,000: cost — $132,000; accumulated amortization — $35,000).

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

Accounts payable and accrued liabilities
	2002 $	2001 $
Continuing operations
Trade accounts payable	3,139	3,939
Accrued liabilities	439	449

Discontinued operations
Trade accounts payable	--	564
Accrued liabilities	--	178

	3,578	5,130

8	Long-term investments

Long-term investments comprise common shares in publicly traded companies and an investment in a limited partnership.

Included in long-term investments is $nil (2001 — $60,500) related to investments in a company with common directors and $69,000 (2001 — $69,000) related to an investment in a limited partnership of which certain directors of the Company and a company with common directors own limited partnership interests. The investment is accounted for at historical cost. During the year ended December 31, 2000, the Company wrote down its long-term investments by $316,000 to reflect an other than temporary impairment in value. This charge was included in other expenses.

At December 31, 2002, the book value of investments is the same as market value (2001 — book value exceeded market value by $47,586).

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

9	Distribution rights

Effective January 1, 2002, the Company adopted CICA Handbook Section 3062, Goodwill and Other Intangible Assets; see note 3.

Unamortized intangible asset	Gross carrying amount $
Distribution rights	1,913

At December 31, 2001, the distribution rights had a cost of $4,084,000, accumulated amortization of $2,171,000 and a net book value of $1,913,000.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

10	Long-term debt

	2002 $	2001 $
Continuing operations
Convertible promissory notes of CA$1,750,000, unsecured,
non-interest bearing, repayable semi-annually commencing March 1997, repayable in cash or shares at the option of the Company
(see note 18(e))	1,112	1,099
Mortgage payable, with land and buildings pledged as collateral, bearing interest at 5.35%, repayable at CA$1,215 per month, maturing in
August 2003	116	118

Discontinued operations (note 5(b))
Letter of credit, with equipment, inventories and accounts receivable pledged as collateral, bearing interest at a variable floating rate
averaging 2.91% in 2001, maturing in December 2007	--	2,310

Capital leases payable in equal monthly instalments of $3,592 including principal and interest at rates ranging from 9% to 12%,
collateralized by certain machinery and equipment, maturing
through 2003	--	72

	1,228	3,599

Less
Current portion of continuing operations	116	5
Current portion of discontinued operations	--	342

	1,112	3,252

The fair value based upon discounted cash flows of the long-term debt is estimated at $1,011,000.

Long-term debt maturities in each of the next five years are as follows:

Year ending December 31	$
2003	116
2004	1,112

1,228

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

11	Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA$670,000, of which CA$345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consists of a convertible debenture of CA$1,000 and 1,250 share purchase warrants at CA$0.80 per share exercisable until December 31, 2004. The debenture units are repayable by December 1, 2003 and bear interest at 10%. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA$0.80 per share.

The proceeds from the issuance of the debenture units have allocated to the convertible debenture and the conversion option and equity component of the convertible debenture. The carrying amount of the financial liability of $398,000 has been determined by discounting the future stream of interest and principal payments at the prevailing market rate for a similar liability that does not have an associated equity component. The balance of $26,000 has been allocated to the conversion option included in shareholders equity. The discount on the face value of the convertible debenture will be accreted over the term of the debenture units. During the year ended December 31, 2002, $18,000 has been accreted.

12	Capital stock

During the year ended December 31, 2000, the Company repurchased 128,300 shares under normal course issuer bids for a total cost of $137,000. These purchases were approved by the appropriate regulatory authorities. These shares are excluded from the number of outstanding shares, although the Company has not cancelled these shares. The Company holds 373,000 shares acquired under the normal course issuer bids at a total cost of $406,000. These shares are excluded from outstanding shares.

During the year ended December 31, 2000, the Company issued 595,000 units at a price of CA$0.88 per unit; each unit comprised one common share and one share purchase warrant. Each warrant is exercisable to acquire one share for CA$1.10 until November 24, 2005. The fair value of the warrants of $167,000 has been deducted from the total proceeds of $349,000 and the remainder of $182,000 is recorded as capital stock. During the year ended December 31, 2002, 30,000 of these warrants were exercised, leaving 565,000 warrants outstanding.

See notes 11 and 23.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

13	Stock options, warrants and Shareholders’ Rights Plan

Stock options

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, Stock-Based Compensation.

Under its stock option plan, the Company may grant options to eligible directors and employees of the Company, provided that the number of shares issuable does not exceed 1,750,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares traded through the facilities of the Toronto Stock Exchange (the Exchange) for the 10 trading days preceding the date on which the options are granted. All options vest immediately on issuance.

A summary of the status of the Company’s stock option plan as at December 31 is presented below:

	2002		2001		2000

	Number of options (000)	Weighted average exercise price CA$	Number of options (000)	Weighted average exercise price CA$	Number of options (000)	Weighted average exercise price CA$
Outstanding -
Beginning of year	1,371	1.49	912	1.66	930	6.28
Granted	410	1.22	480	1.19	25	1.05
Expired	(95)	1.41	(21)	1.71	(43)	1.75

Outstanding - End
of year	1,686	1.43	1,371	1.49	912	1.66

Options exercisable
at year-end	1,686	1.43	1,371	1.49	912	1.66

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

During the year ended December 31, 2002, the Company granted 410,000 options under the stock option plan. The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

CA$
Weighted average grant date fair value	1.22
Risk free interest rate	4.99%
Expected life	10 years
Expected volatility in the market price of the shares	119%
Expected dividend yield	--

If the Company had adopted the fair value method of accounting, the Company would have recorded a compensation expense of $302,000 in respect of the stock options granted in the year. The Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

	2002 $	2001 $	2000 $
Loss for the year before stock based compensation	(3,583)	(8,753)	(6,449)
Stock-based compensation	(302)	(297)	(14)

Pro forma loss for the year	(3,885)	(9,050)	(6,463)

Basic and diluted loss per share as reported	(0.54)	(1.32)	(1.06)
Per share impact of stock-based compensation	(0.04)	(0.05)	--

Pro forma loss per share	(0.58)	(1.37)	(1.06)

The following table summarizes information about options outstanding and exercisable at December 31, 2002:

Exercise prices CA$	Number at December 31, 2002 (000)	Weighted average remaining contractual life (years)	Weighted average exercise price CA$
1.75	560	2.8	1.75
1.50	261	7.0	1.50
1.35	50	8.6	1.35
1.25	370	9.4	1.25
1.15	380	8.1	1.15
1.05	25	7.9	1.05
1.00	40	9.7	1.00

1.00 - 1.75	1,686	6.5	1.33

Also see note 23(b).

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

Warrants

        The following table summarizes information about purchase warrants outstanding:

Exercise price per share	Balance - December 31, 2000 and 2001	Granted	Exercised	Balance - December 31, 2002	Expiry date
US$$7.44	97,740	--	--	97,740	January 2003
CA$$1.10	595,000	--	(30,000)	565,000	November 2005
CA$$0.80	--	837,500	--	837,500	December 2004

	692,740	837,500	(30,000)	1,500,240

Also see note 23(a).

Shareholders’Rights Plan

At the Company’s Annual General Meeting held December 1, 1989, the shareholders approved the adoption of certain shareholder protection measures to deter coercive and/or unfair takeover tactics or offers and to encourage potential acquirers in any takeover attempts to negotiate directly with the Company’s board of directors. Specifically, the shareholders approved and the Company subsequently implemented (i) a “Rights Plan,” the terms of which are contained within a “Rights Agreement” dated October 1, 1990, and (ii) a “Supermajority Amendment,” which now forms part of the Company’s articles.

The Rights Plan was for an initial term of 10 years and expired on December 31, 1999. At the Company’s Annual General Meeting held June 24, 1999, the shareholders approved the re-adoption and extension of the Rights Plan for a further term of 10 years (expiry date December 31, 2009).

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company’s shares at 50% of the market price at the time of the occurrence of certain “Triggering Events.” Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company’s directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a “Qualified Offer.” A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company’s directors as being in the best interest of the Company and its shareholders.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

14	Cumulative translation account

Unrealized translation adjustments, which arise on the translation to United States dollars of assets and liabilities of the Company’s self-sustaining operations, resulted in an unrealized translation loss of $30,000 for the year ended December 31, 2002 (2001 — loss of $38,000). The movement in the translation adjustment in the current year reflects the change of the Canadian dollar against the United States dollar.

15	Restructuring charges

During the year ended December 31, 2001, the Company received total payments in the amount of $605,000 to settle a term loan made to a bottler. This included a recovery of $103,000 written down in prior years. Prior years’ writedowns were included in restructuring charges.

16	Corporate income taxes payable

Income taxes

a)	The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax provision in the consolidated financial statements:

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

	2002	2001	2000
Combined statutory rate	39%	45%	45%
Income taxes at statutory rate	(1,442)	(3,939)	(2,902)
Tax effect of
Future tax asset not recognized	1,435	3,918	2,843
Recovery of income taxes from prior
years	115	--	--
Non-deductible amounts and
other - net	7	21	59

Recovery of income taxes	115	--	--

The Company has non-capital losses totalling approximately $23,438,000 (2001 — $24,972,000; 2000 — $24,109,000) that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements to the extent that the Company believes that they are recoverable. The right to claim these losses begins to expire in 2004. In addition, the Company has capital losses totalling approximately $2,935,000 available to offset future capital gains (2001 — $1,664,000; 2000 — $1,718,000).

b)	The net future income tax balance comprises the following:

	2002 $	2001 $	2000 $
Future income tax assets
Non-capital losses	8,952	11,752	10,849
Distribution rights	1,288	1,558	1,349
Share issue costs	2	12	30
Long-term investments	--	230	235
Property, plant and equipment	1,237	408	(545)
Other	--	68	36

Net future income tax asset	11,479	14,028	11,954

Less: Valuation allowance	(11,479)	(14,028)	(11,954)

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

17	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts, which are agreed to by the related parties.

During the year ended December 31, 2002, the Company paid $118,500 (2001 — $21,500; 2000 — $nil) to a limited partnership of which certain directors and a company with common directors own limited partnership interests.

Also see note 18(d).

18	Commitments and contingencies

a)	Operating leases

The Company has entered into operating leases for certain office equipment and premises. Total payments required under these leases are as follows:

2003	168
2004	168
2005	166
2006	135
2007 and thereafter	449

b)	Purchase commitments

At December 31, 2002, the Company has inventory purchase commitments of $627,000 (2001- $781,000)

c)	Licensing agreement

During 2001, Reebok International Ltd. (Reebok) granted a license to the Company to distribute a Reebok branded beverage in the United States, Canada and the Caribbean. The License Agreement is for an initial term of three years, together with three two-year renewal terms and is subject to certain performance obligations. Under the License Agreement, the Company pays Reebok a royalty based on a percentage of net sales of the Reebok branded beverage.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

d)	Consulting contracts

The Company has contracts for terms of two to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $755,000 per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. As at December 31, 2002, the minimum aggregate obligation to be assumed by the Company in these circumstances is approximately $2,205,000 (2001 — $2,687,000).

During 2001, the shareholders approved the amendment of certain consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During 2002 the Company expensed $80,000 of the deferred charge and recorded $97,000 as a current prepaid item, leaving a balance of $306,000 as long-term prepaid contracts.

e)	Dispute with Ralph Moyal

In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company’s Ontario subsidiary, Blue Mountain Springs Ltd. (Blue Mountain), and Gerry McGrath. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 10) from the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors), who are the daughters of the defendant, Gerry McGrath. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement by which it acquired the shares in Blue Mountain. The Company has delivered a statement of defence, counterclaim and crossclaim in which it has claimed damages against Moyal, as a result of the registration of the certificate of pending litigation, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions. In connection with the Share Purchase Agreement, the Company has withheld certain payments

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

to the Vendors based on the Company’s indemnity and set off rights thereunder and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. The trial of these claims is presently scheduled to be heard in early 2004. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

f)	Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

g)	Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

Also see note 5(b).

19	Pension costs and obligations

The Company has defined contribution pension plans for senior management and other employees. The pension costs are charged to operations as contributions become due. Contributions are a defined amount for the senior management plan and based upon a set percentage of salary for the employee plan.

        Total pension expense for the year ended December 31, 2002 was $47,000 (2001 — $70,000; 2000 — $495,000).

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

20	Supplementary cash flow information

	2002 $	2001 $	2000 $
a) Items not involving cash
Loss (gain) on sale of assets	97	80	(65)
Assets written down	942	6,345	648
Amortization of property, plant and equipment	422	1,405	1,618
Gain on sale of home and office business	--	(2,213)	--
Gain on settlement of long-term receivable	--	(103)	--
Amortization of intangible assets	--	481	487
Amortization of deferred lease inducement	--	(39)	(46)
Interest accretion on Convertible Debenture	18	--	--

	1,479	5,956	2,642

b) Changes in non-cash working capital balances
related to operations
Accounts receivable	1,143	525	1,563
Inventories	(135)	(189)	182
Prepaid expenses, deposits and other assets	(160)	35	367
Accounts payable and accrued liabilities	(1,552)	27	197
Prepaid contracts	(242)	--	--
Corporate income taxes payable	--	(27)	12

	(946)	371	2,321

c) Non-cash investing and financing activities
Debt assumed by purchase of
Cascade Clear (note 5)	2,219	--	--
Settlement of prepaid contracts from disposal
of long-term investment (note 18(d))	64	--	--
Acquisition of property, plant and equipment
by capital lease	--	57	32
Acquisition of a business	--	--	900
Long-term investment obtained through
settlement of accounts payable	--	18	--
Acquisition of long-term investment through
settlement of accounts receivable	--	50	--

	2,283	125	932

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

21	Segmented information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the loss (earnings) from continuing operations before the amortization of intangible assets and goodwill, the writedown of property, plant and equipment and goodwill and restructuring charges recovery.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2002 $	2001 $	2000 $
Sales
Canada
Total sales	2,733	2,722	2,890
Less: Sales to other segments	(2)	(77)	(31)

Sales to external customers	2,731	2,645	2,859

United States
Total sales	19,848	22,791	22,726
Less: Sales to other segments	(2,668)	(2,659)	(3,557)

Sales to external customers - continuing
operations	17,180	20,132	19,169

Other
Sales to external customers	536	480	1,219

Continuing operations - external customers	20,447	23,257	23,247

Discontinued operations - external customers	551	5,245	5,683

Interest expense on operating line of credit and
long-term debt
Canada	8	--	--
United States	43	--	53
Other	--	--	--

	51	--	53

Amortization
Canada	315	484	641
United States	107	140	71
Other	--	--	--

	422	624	712

(Loss) earnings from continuing operations before
income taxes, amortization of intangible
assets and goodwill, writedown of property,
plant and equipment and restructuring charges
recovery
Canada	(1,419)	(1,460)	(2,691)
United States	(1,716)	(1,340)	(1,426)
Other	379	350	376

	(2,756)	(2,450)	(3,741)
Less
Amortization of intangible assets and goodwill	--	(481)	(487)
Writedown of property, plant and equipment and
goodwill	(942)	(4,346)	--
Restructuring charges recovery	--	103	--

	(3,698)	(7,174)	(4,228)

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

	2002 $	2001 $
Assets
Canada	3,906	5,468
United States	5,328	11,522
Other	16	28

	9,250	17,018

Assets held for sale
Canada	797	--
United States	600	--

	1,397	--

Total assets	10,647	17,018

Property, plant and equipment additions
Canada	29	179
United States	111	139
Other	--	--

	140	318

With respect to third parties, the Company does not have one customer that represents more than 10% of sales. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

22	Reconciliation to accounting principles generally accepted in the United States of America

As disclosed in the summary of significant accounting policies, these consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those principles and practices the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

        Under U.S. GAAP, the Company would report its consolidated statements of operations as follows:

	2002 $	2001 $	2000 $
Loss under Canadian GAAP	(3,583)	(8,753)	(6,449)
Incremental costs (c)	9	51	9
Interest accretion on convertible debenture (e)	5	--	--

Loss under U.S. GAAP	(3,569)	(8,702)	(6,440)
Unrealized holding (losses) gains (a)	--	(38)	847
Recovery on disposal of investment of amount
written down previously (f)	48	--	--
Foreign currency translation adjustments	(30)	(38)	(355)

Comprehensive loss under U.S. GAAP (b)	(3,551)	(8,778)	(5,948)

Basic and diluted loss per share before
comprehensive income (loss) adjustments
(expressed in dollars)	(0.53)	(1.31)	(1.06)

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

Under U.S. GAAP, the Company would report its consolidated balance sheet as follows:

	2002 $	2001 $
Total assets and total liabilities and shareholders' equity under
Canadian GAAP	10,647	17,018

Current assets under Canadian and U.S. GAAP	4,836	4,975
Long-term investments	88	104
Distribution rights	1,897	1,897
Property, plant and equipment	3,042	6,074
Assets held for sale	462	3,895
Prepaid contracts	306	--

Total assets under U.S. GAAP	10,631	16,945

Current liabilities under Canadian GAAP	4,812	5,477
Convertible debenture (e)	(288)	--

Current liabilities under U.S. GAAP	4,524	5,477
Non-current liabilities under Canadian and U.S. GAAP	1,112	3,252

Total liabilities under U.S. GAAP	5,636	8,729
Shareholders' equity under U.S. GAAP (see reconciliation of
consolidated statements of shareholders' equity)	4,995	8,216

Total liabilities and shareholders' equity under U.S. GAAP	10,631	16,945

Under U.S. GAAP, the Company would report the consolidated statements of shareholders' equity as follows:

	2002 $	2001 $
Shareholders' equity under Canadian GAAP	4,723	8,289
Unrealized holding losses (a)	--	(48)
Incremental costs (c)	(16)	(25)
Convertible debenture (e)	288	--

Shareholders' equity under U.S. GAAP	4,995	8,216

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

No differences arise between U.S. and Canadian GAAP in the presentation of the cash flow.

a)	Unrealized holding gains (losses)

Under U.S. GAAP, the long-term investments in publicly traded companies would be shown at fair market value. Unrealized holding gains or losses are recorded in other comprehensive income. Under Canadian GAAP, such long-term investments are recorded at cost less any impairment in value that is other than temporary.

b)	Comprehensive income (loss)

Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income (loss) consists of net loss and other comprehensive income (loss). The accumulated balance of other comprehensive income is included in the equity section of the balance sheets. The Company’s other comprehensive income consists of foreign exchange adjustments.

c)	Incremental costs

Under U.S. GAAP, consultants’ fees would be considered incremental costs and would not be capitalized, as Canadian GAAP permits, but would be recorded as a period expense.

d)	Advertising costs

U.S. GAAP requires separate disclosure of advertising costs. In the year ended December 31, 2002, the Company spent $2,158,000 on advertising (2001 — $2,361,000; 2000 — $2,448,000).

e)	Convertible debenture

Under U.S. GAAP, the proceeds of $424,000 for the convertible debenture would be allocated between the debt and detachable warrants based upon fair value using the Black-Scholes model. The assumptions used in calculating the fair value were the same as in note 13. The fair value of the warrants would then be $155,000 and the balance of $269,000 would be allocated to the liability component.

Value would then be allocated to the conversion option as a beneficial conversion feature would be associated with the convertible debenture. Based upon the allocated proceeds, the intrinsic conversion price is less than the commitment price. As a result, $155,000 would be attributed to the beneficial conversion option and the balance of $115,000, at the date of issuance of the convertible debenture, would be recorded as the liability component.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

f)	Recovery on disposal of investment

During the year, the Company disposed of an investment at net book value which had previously been written down in comprehensive income (loss) by $45,000 to the market value resulting in a recovery of $45,000.

g)	Stock based compensation

During the year ended December 31, 2000, the Company repriced previously granted director and employee options and as a result is now required to use variable accounting for these stock options under U.S. GAAP. The exercise price exceeded the market value of the shares at the end of the year, therefore, no charge has been recorded (2001 — $nil; 2000 — $nil). Canadian GAAP does not require this treatment.

h)	Recent pronouncements

In May 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002. SFAS No. 145 is effective for transactions and/or fiscal years beginning after May 15, 2002. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company does not anticipate any material impact on its financial statements resulting from the adoption of SFAS No. 145.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and provides guidance on recognizing liabilities for costs associated with an exit or disposal activity. The Company does not anticipate any material impact on its financial statements resulting from the adoption of SFAS No. 146.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(amounts in tables are in thousands of United States dollars, except where indicated)

23	Subsequent events

a)

During February 2003, the Company granted incentive stock options to certain officers and directors to acquire up to an aggregate of 230,000 shares of the Company. The stock options have a 10-year term and are exercisable at CA$0.70 per share.

b)

During February 2003, the Company completed a private placement of 125,000 units (Private Placement) at CA$0.80 per unit raising CA$100,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of CA$0.80 for a period of one year.

c)

In connection with the Private Placement referred to above, the Toronto Stock Exchange (Exchange) accepted the Private Placement on the condition that a portion of previously issued convertible debentures (Debentures) be restricted as to their convertibility (see note 11). The restriction is intended to address the Exchange’s current rule that a company cannot issue, on a fully diluted basis, more than 25% of its issued and outstanding capital in any six month period without first obtaining shareholder approval. The Debentures, the warrants issued with the Debentures and the shares and warrants issued under the Private Placement, when taken together on a fully diluted basis, represent the potential issuance of 27.3% of the Company’s issued and outstanding capital. To address the Exchange’s requirement, $132,000 of the $345,000 of Debentures previously issued to certain officers of the Company have been restricted as to their convertibility (Restricted Debentures). The Restricted Debentures will remain restricted until the shareholders of the Company approve the issuance, on a fully diluted basis, of 27.3% of the Company’s issued and outstanding capital in connection with the Private Placement, the Debentures, and the warrants issued with the Debentures.

19.    EXHIBITS

See item 18 above for details of financial statements filed as part of this annual report. There are no exhibits filed as part of this annual report, however, the Company incorporates by reference exhibits that were filed with previous annual reports and filings.

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION
                                       (Company)

                     (signed) "Douglas L. Mason"
                                       (Signature)

                               Chief Executive Officer
                                       (Title)

DATED May 20, 2003.

CERTIFICATIONS

I, Douglas L. Mason, President, Chief Executive Officer and Director of Clearly Canadian Beverage Corporation, certify that:

1.	I have reviewed this annual report on Form 20-F of Clearly Canadian Beverage Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 20, 2003	(Signed) "Douglas L. Mason" President and Chief Executive Officer

I, Stuart R. Ross, Chief Financial Officer and Director of Clearly Canadian Beverage Corporation, certify that:

1.	I have reviewed this annual report on Form 20-F of Clearly Canadian Beverage Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 20, 2003	(Signed) "Stuart R. Ross" Chief Financial Officer

Independent Auditors’ Consent

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration Number 333-100743) of our report dated February 28, 2003 relating to the consolidated financial statements of Clearly Canadian Beverage Corporation for the year ended December 31, 2002, which appears in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

(Signed)     “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia
May 22, 2003