Form 20-F
period 2003-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2004-06-18
CIK 808464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003

7,168,682 Common Shares with no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]     No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17               Item 18  [X]

TABLE OF CONTENTS

1. Identity of Directors, Senior Management and Advisors	2

2. Offer Statistics and Expected Timetable	2

3. Key Information	2
Selected Financial Data	2
Currency Translations	4
Risk Factors	5
Estimates Related to Critical Accounting Policies	9

4. Information on the Company	10
History and Development of the Company	10
Business Overview	11
Sale of Certain Business Assets	11
The New Age Beverage Industry	12
Products	13
Seasonal Nature of the Business	15
Competition	15
Proprietary Protection	15
Operations and Distribution	16
Product and Distribution Initiatives and Objectives	18
Insurance	19
Government Regulation	19
The Company's Properties	19
Employees	20

5. Operating and Financial Review and Prospects	20
Overall Performance for the Year Ended December 31, 2003	20
Application of Critical Accounting Policies	21
Results of Operations	23
Liquidity and Capital Resources	25
Trends	28
Legal Proceedings	28
Dividends and Dividend Policy	29

6. Directors, Senior Management and Employees	29
Directors and Senior Management	29
Executive Compensation	32
Options and Stock Appreciation Rights (SARs)	33
Options and SAR Repricings	36
Employment, Management and Consulting Agreements	37
Composition of the Compensation Committee	37
Report on Executive Compensation	38
Compensation of Directors	39
Committees of the Board of Directors	39
Employees	39

7. Major Shareholders and Related Party Transactions	40
Major shareholders	40
Related Party Transactions	40

8. Financial Information	42

9. The Offer and Listing	42

10. Additional Information	44
Memorandum and Articles	44
Shareholder Protection Provisions	45
Material Contracts	46
Exchange Controls	47
Taxation	47
Scope of this Disclosure	49
U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares	50
Documents on display	54

11. Quantitative and Qualitative Disclosures about Market Risk	54

12. Description of Securities other than Equity Securities	54

13. Defaults, Dividend Arrearages and Delinquencies	54

14. Material Modifications to the Rights of Security Holders and Use of Proceeds	55

15. Controls and Procedures	55

16A. Audit Committee Financial Expert	55

16B. Code of Ethics	55

16C. Principal Accountant Fees and Services	56
Audit Committee's Pre-Approval Policies and Procedures	56

16D. Exemptions From the Listing Standards for Audit Committees	56

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	57

17. Financial Statements	57

18. Financial Statements	57

19. Exhibits	92

DISCLOSURE NOTICE

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s business strategies, market conditions, outlook and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management including, but not limited to, certain statements and projections concerning the Company’s or management’s plans, intentions, strategies, expectations, predictions, financial projections, assumptions and estimates related to accounting policies, concerning the Company’s future activities and results of operations and other future events or conditions. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements contained in this report are based on current facts and analyses and include, but are not limited to, the following:

•	the Company’s expectations regarding the merits of the Company’s recent divestiture of certain business assets (see “Item 4. Information on the Company – History and Development of the Company”);

•	the effect of certain transactions, including marketing arrangements and product distribution system changes, on the Company’s revenues and results of operations in future periods;

•	the Company's discussions with potential new customers and the status of these discussions;

•	the Company's ability to secure additional financing and improve operating cash flow to allow it to continue as a going concern

•	the Company's application of critical accounting policies and the effect of recent accounting pronouncements on the Company's results of operations;

•	the Company’s focus on key long-term objectives, including diversifying its new age beverage product lines, maintaining and expanding current market share, and improving its network of distributors;

•	the sufficiency and availability of the Company’s supply of raw materials and water, distribution network, contract bottling supplier facilities and property, plant and equipment related to the Company’s operations; and

•	other statements related to the Company's business and results of operations.

Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors with respect to the Company include, but are not limited to, general economic conditions, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities; changing beverage consumption trends of consumers; competition; pricing and availability of raw materials; the ability of the Company to maintain the current and future retail listings for its beverages and to maintain favourable supply arrangements and relationships and procure timely and/or adequate production of all or any of the Company’s products; laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold; and political and economic uncertainties including exchange controls, currency fluctuations, taxation and other laws or governmental economic, fiscal, monetary or political policies of Canada, the United States and foreign countries affecting foreign trade, investment and taxation and other factors beyond the reasonable control of the Company, which, in turn, could affect the Company’s current or future operations. See “Key Information – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

Selected Financial Data

Annual Information

The following summary of financial information of Clearly Canadian Beverage Corporation (the “Company”) for the five years ended December 31, 2003 is qualified in its entirety by reference to and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements of the Company and related notes included therein, as well as the risk factors set out in this annual report. The results are presented in U.S. dollars, unless otherwise indicated.

During the year ended December 31, 2001, the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, (“CC Beverage”) entered into agreements to sell certain of its business assets (see “Item 4. Information on the Company – History and Development of the Company”). The divestiture related to two business segments: its home and office five-gallon water business (which sale completed in April 2001) and its private label co-pack bottling business, Cascade Clear business and related production assets (which sale completed in February 2002). For reporting purposes, as summarized below, the results and financial position of the Company reflect the results of the “continuing operations” only, whereas the results and financial position of the “discontinued operations” are shown separately. Accordingly, prior year figures have been restated to reflect this change. The following financial statement data has been derived from the consolidated financial statements of the Company which have been prepared in accordance with Canadian GAAP.

Amounts in Accordance with Canadian GAAP (in US dollars, except number of shares data)
	Year Ended

	December 31 2003	December 31 2002	December 31 2001	December 31 2000	December 31 1999
Statement of Operations Data:

Total revenues	$ 13,270,000	$ 20,205,000	$ 23,257,000	$ 23,247,000	$ 31,418,000

Gross profit	3,310,000	5,670,000	8,586,000	8,225,000	10,033,000

Loss before the following(4)	(2,672,000)	(2,820,000)	(2,425,000)	(3,479,000)	(3,511,000)

Amounts in Accordance with Canadian GAAP (in US dollars, except number of shares data)
	Year Ended

	December 31 2003	December 31 2002	December 31 2001	December 31 2000	December 31 1999

Net income (loss) from continuing
operations	(3,876,000)	(3,825,000)	(7,174,000)	(4,228,000)	(8,978,000)

Net Income (loss) from discontinued
operations(3)	163,000	242,000	(1,579,000)	(2,221,000)	(967,000)

Net income (loss)	(3,713,000)	(3,583,000)	(8,753,000)	(6,449,000)	(9,945,000)

Net income (loss) per share (basic)
from continued operations	(0.57)	(0.57)	(1.08)	(0.69)	(1.40)

Net income (loss) per share
(diluted) from continued operations	(0.57)	(0.57)	(1.08)	(0.69)	(1.40)

Net income (loss) per share
(basic)from discontinued operations	0.02	0.03	(0.24)	(0.37)	(0.15)

Net income (loss) per share
(diluted) from discontinued
operations	0.02	0.03	(0.24)	(0.37)	(0.15)

Net income (loss) per share (basic)	(0.55)	(0.54)	(1.32)	(1.06)	(1.55)

Net income (loss) per share
(diluted) (1)(2)	(0.55)	(0.54)	(1.32)	(1.06)	(1.55)

Amounts in Accordance with Canadian GAAP (in US dollars, except number of shares data)
	Year Ended

	December 31 2003	December 31 2002	December 31 2001	December 31 2000	December 31 1999
Balance Sheet Data:

Total assets	$ 7,356,000	$10,647,000	$17,018,000	$27,943,000	$33,847,000

Long term liabilities	1,799,000	1,112,000	3,252,000	5,466,000	4,599,000

Shareholders' Equity:

Shareholders' Equity	1,125,000	4,723,000	8,289,000	17,080,000	23,680,000

Capital Stock	58,757,000	58,678,000	58,631,000	58,631,000	58,427,000

Number of shares issued(2)	7,168,682	7,043,682	7,013,682	7,013,682	6,418,682

Number of shares outstanding(2)	6,795,682	6,670,682	6,640,682	6,640,682	6,173,982

Cash dividends declared per share	nil	nil	nil	nil	nil

U.S. GAAP Information (in US dollars)
	Year Ended

	December 31 2003	December 31 2002	December 31 2001	December 31 2000	December 31 1999
Statement of Operations Data:

Net income (loss) under US GAAP	$(4,046,000)	$(3,578,000)	$(8,753,000)	$(6,440,000)	$(9,906,000)

U.S. GAAP Information (in US dollars)
	Year Ended

	December 31 2003	December 31 2002	December 31 2001	December 31 2000	December 31 1999

Net income (loss) per share (basic)(2)(3)	(0.60)	(0.54)	(1.31)	(1.06)	(1.55)

Net income (loss) per share
(diluted)(2)(3)	(0.60)	(0.54)	(1.31)	(1.06)	(1.55)

Balance Sheet Data:

Total assets	7,356,000	10,647,000	16,945,000	27,653,000	32,701,000

Long term liabilities	1,786,000	1,112,000	3,252,000	5,466,000	4,599,000

Shareholders' Equity:

Net Equity	1,138,000	5,011,000	8,216,000	16,246,000	21,990,000

Capital Stock	59,041,000	58,940,000	58,606,000	58,351,000	58,138,000

(1)	Based on weighted average shares outstanding. For accounting purposes, there were 6,795,682 shares of the Company outstanding as of December 31, 2003 (not including 373,000 shares owned by the Company, as previously acquired under normal course issuer bids).

(2)	On February 18, 1999, the common shares of the Company were consolidated on the basis of 4.25 old for 1 new common share. Income per share data is presented on a post-consolidation basis as are the numbers of shares outstanding at each year-end.

(3)	During the year ended December 31, 2001, the Company disposed of its home and office five gallon water business and also entered into an agreement to dispose of its private label co-pack bottling business and related assets. For reporting purposes, the results and the assets and liabilities of these two business segments have been presented as discontinued operations. Accordingly, prior year figures have been restated to reflect this change. See the consolidated financial statements of the Company for the year ended December 31, 2003 at note 4, "Discontinued Operations".

(4)	Loss before other expense, interest on long-term debt, sale of property plant and equipment held for sale, writedown of property, plant and equipment, writedown of distribution rights, gain on settlement of convertible debentures, amortization of intangible assets and goodwill, writedown of goodwill, restructuring charges and recovery.

Currency Translations

Effective December 31, 1997, the Company adopted the U.S. dollar as its reporting currency. The following table sets out the exchange rates for the conversion of one Canadian dollar (“Cdn$”) into United States dollars (“$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2003	2002	2001	2000	1999
End ($)	0.77	0.63	0.62	0.66	0.6929
Average ($)	0.71	0.63	0.64	0.67	0.6730
High ($)	0.77	0.66	0.66	0.69	0.6929
Low ($)	0.63	0.61	0.62	0.64	0.6537

The following table sets forth the high and low exchange rates for the conversion of Canadian dollars into United States dollars for each of the last 6 months.

	April 2004	March 2004	February 2004	January 2004	December 2003	November 2003

High for the month ($)	0.7275	0.7448	0.7450	0.7519	0.7478	0.7471
Low for the month ($)	0.7651	0.7652	0.7631	0.7867	0.7726	0.7698

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on May 7, 2004 as reported by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $0.7216 ($1.00 = Cdn$1.3858). Unless otherwise indicated, all references herein are to United States Dollars.

Risk Factors

The Company’s business is subject to the following risks. These risks could cause actual results to differ materially from results projected in any forward-looking statement in this report.

History of Losses

The Company incurred net losses from continuing operations during the year ended December 31, 2003 of $3,876,000 (including a writedown of property, plant and equipment of $272,000 and a writedown of distribution rights of $500,000) and $3,825,000 (including a writedown of property, plant and equipment of $942,000) during the year ended December 31, 2002. Losses before expenses not related to selling, general and administrative and amortization of tangible assets were $2,672,000 during the year ended December 31, 2003 and $2,820,000 during the year ended December 31, 2002. The Company may incur additional losses during the year ending December 31, 2004. The Company believes that to operate at a profit it must significantly increase the sales volume for its products, achieve and maintain efficiencies in operations, maintain fixed costs at or near current levels and avoid significant increases in variable costs relating to production, marketing and distribution. The Company’s ability to significantly increase sales from current levels will depend primarily on success in maintaining and/or increasing market share and availability for its Clearly Canadian® sparkling flavoured water and expanding distribution of its other beverage product lines into new geographic distribution areas, particularly in the United States and Canada. The Company’s ability to successfully enter new distribution areas will, in turn, depend on various factors, many of which are beyond its control, including, but not limited to, the continued demand for its current brands and products in target markets, the ability to price its products at levels competitive with competing products, the ability to establish and maintain relationships with distributors in each geographic area of distribution and the ability in the future to create, develop and successfully introduce new brands and products.

Going Concern

The Company had a working capital deficit of $2,660,000 at December 31, 2003 compared to a working capital surplus of $24,000 at December 31, 2002. The Company’s financial statements were prepared assuming that the Company will continue as a going concern. The Company’s financial statements do not reflect adjustments to carrying value of assets and liabilities, the reported revenues and expenses and balance sheet clarifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material. Due to the Company’s recurring losses from operations, net deficit and lack of working capital for the Company’s planned business activities (see attached consolidated financial statements), there is substantial doubt as to the Company’s ability to continue as a going concern. In April 2001, the Company sold its home and office water business assets for $4.8 million and in February 2002 the Company completed the sale of certain bottling plant and production facility assets for $4.3 million in order to pay down certain debts and improve the Company’s working capital position. Additionally, in October 2003, the Company sold certain surplus water source properties located in British Columbia for Cdn$275,000. The Company will require additional capital during the year ending December 31, 2004 to meet its on-going capital requirements and, in connection therewith, the Company has listed for sale its office building in Burlington, Washington and certain land and water rights in Canada, which properties are not currently required in the Company’s day-to-day operations In view of the Company’s history of losses, it may be difficult for the Company to obtain debt financing. The Company may raise such additional capital through equity or debt financing, dispositions of non-material assets, or through joint ventures or other strategic relationships. There can be no assurance that the Company will successfully raise additional financing or enter into any strategic relationships on acceptable terms, if at all. If the Company is unable to meet its on-going obligations, it may have to consolidate operations, reduce operating expenditures, sell assets, suspend marketing efforts or terminate its operations.

Declining Revenue Trend

The Company has experienced a declining revenue trend since 1998 and earlier. During the year ended December 31, 2003, the Company had sales revenues of $13,270,000, compared to revenues of $20,205,000 in

2002, $23,257,000 in 2001, $23,247,000 in 2000 and $31,418,000 in 1999. This declining revenue trend occurred while the industry for the new age beverage category, according to Beverage Marketing Corporation of New York, has grown in market size in the United States from $3.8 billion in wholesale dollar sales in 1992 to $13.3 billion in 2002 (on volumes of 4.6 billion gallons). Competition has intensified in the new age beverage category and the Company competes for market share against some companies with substantially greater marketing, personnel, distribution and production resources. In an effort to compete, the Company has spent substantial resources marketing and repositioning its Clearly Canadian® sparkling flavoured water brand and introducing new brands, including Clearly Canadian O+2® and Tré Limone® beverage products. There can be no assurance that the Company will successfully reverse the declining revenue trend or that it will generate sufficient revenues from sales to return to profitability.

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

Increased Competition and Product Lifecycle

The Company’s products compete with a number of established brands and new products that target the same market for the Company’s products. The Company competes against major manufacturers of both traditional and new age beverages (See “Item 4. Information on the Company — Products”), many with substantially greater marketing, cash, distribution, production, technical and other resources than the Company. Although the size of the new age beverage market has grown, the competition and number of brands has also increased. There can be no assurance that future growth of the new age beverage market will result in increased demand for the Company’s products. The Company’s market distribution and penetration may be limited as competition increases. Based on industry information, the product lifecycle for beverage brands and products may be limited to a few years in a geographic distribution area before consumers’ taste preferences change. The development of new products requires a significant investment of capital and there can be no assurance that such new products, when introduced, will be accepted by consumers. The Company’s current products are in varying stages of their lifecycles. The Company expects that these lifecycles will vary from product to product, and there can be no assurance that such products will either become or remain profitable for the Company. A failure or inability to introduce new brands, products or product extensions into the marketplace as existing products mature would likely prevent the Company from achieving long-term profitability.

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

Dependence on Management

The Company’s business is dependent upon the continued support of existing senior management. The loss of any key members of the Company’s existing management could adversely affect the Company’s prospects.

Uncertainty Related to Regulatory Proceedings Involving Douglas Mason

On October 30, 2000, the British Columbia Securities Commission (the “Commission”) issued a Notice of Hearing with respect to regulatory proceedings against Douglas Mason, the President, Chief Executive Officer and a director of the Company. The Notice of Hearing alleges that Mr. Mason failed to comply with insider reporting and control person reporting requirements with respect to certain trades in shares of the Company and other companies, and that Mr. Mason engaged or participated in improper trading of shares of certain companies other than the Company. Mr. Mason has denied the allegations contained in the Notice of Hearing and has indicated that he will vigorously defend his position. A Commission hearing with respect to the allegations was initially scheduled for January 14,

2002, however, was subsequently adjourned pending a judicial determination by the British Columbia Court of Appeal of whether the Commission had failed to disclose relevant documentation. Specifically, Mr. Mason appealed to the British Columbia Court of Appeal the decision by the Commission to dismiss Mr. Mason’s application for disclosure of further documentation in the possession of the Commission. On June 13, 2003, the British Columbia Court of Appeal decided in favour of Mr. Mason and ruled that the Commission’s approach to disclosure did not meet the requirements of procedural fairness, and accordingly, referred the matter back to the Commission with specific instructions on disclosure requirements. In order to address the Commission’s additional disclosure requirements, the Commission hearing has been adjourned to October 25, 2004. If the Commission determines that some or all of the allegations contained in the Notice of Hearing are true, Mr. Mason could be ordered to resign from the offices he currently holds with the Company and prohibited from acting as a director or officer of the Company. Douglas Mason is one of the founders of the Company’s business and is a core member of the management team that is responsible for the success of the Company’s business to date. Losing the services of Mr. Mason could have a material adverse effect on the Company’s business, prospects and results of operations.

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

Change in Control Restrictions

The Company has a shareholder’s rights plan and super majority approval requirements, each of which may prevent or delay a change of control of the Company. See “Item 10. Additional Information — Shareholder Protections Provisions”.

Douglas Mason, a member of the board of directors, President and Chief Executive Officer of the Company, beneficially owns or controls, in the aggregate, 241,546 (3.08%) of the outstanding common shares of the Company. In addition to these shareholdings, Mr. Mason has agreed to purchase an additional 660,000 shares of the Company from Quest Capital Corp. on July 6, 2004. See “Item 7. Major Shareholders and Related Party Transactions”. If this purchase is completed, Mr. Mason would beneficially own an aggregate of 901,546 (11.5%) of the issued and outstanding shares of the Company.

In addition to Mr. Mason’s shareholdings, Waterfront Capital Corporation (“Waterfront”) owns 422,100 (5.4%) of the outstanding common shares of the Company. Mr. Mason is a director, officer and shareholder of Waterfront. Through his holdings, Mr. Mason could possibly influence matters requiring shareholder approval, including the election of directors. Such control could have the effect of delaying, deferring or preventing a change of control of the Company.

Share Price Volatility

The Company’s common share price has experienced significant price volatility, with trading prices on the OTC Bulletin Board ranging from US$0.51 (high) to US$0.20 (low) during the year ended December 31, 2003, and from US$0.35 (high) to US$0.26 (low) during the first four months ended April 30, 2004. Announcements of developments related to the Company’s business, fluctuations in operating results, failure to meet investor expectations, general conditions in the beverage industry and the worldwide economy, announcements of innovations, new products or product enhancements by the Company or its competitors, acquisitions and divestitures, changes in governmental regulations, developments in licensing arrangements and changes in relationships with trade partners and suppliers could cause the price of the Company’s common shares to fluctuate substantially. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company’s common shares.

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

Potential Dilution

The Company has reserved 1,750,000 common shares for issuance upon exercise of options under an incentive stock option plan. As of April 30, 2004, the Company has granted options exercisable to acquire 1,704,336 common shares under the plan at exercise prices ranging from Cdn$0.65 to Cdn$1.35 per share. In addition, the Company has issued warrants exercisable to acquire up to an aggregate of 1,652,500 common shares as follows: warrants exercisable to acquire 565,000 common shares at an exercise price of Cdn$1.10 per share; warrants exercisable to acquire 837,500 common shares at an exercise price of Cdn$0.80 per share; and warrants exercisable to acquire 250,000 common shares at an exercise price of Cdn$0.34. Also, the Company has issued Cdn$670,000 in convertible debentures, which if converted at Cdn$0.80 per share, would result in the issuance of 837,500 common shares. See “Item 6. Directors, Senior Management and Employees — Options and Stock Appreciation Rights (SARs)” and “Item 7. Major Shareholders and Related Party Transactions”.

Holders of such options, warrants and debentures may exercise them when, in all likelihood, the Company could obtain additional capital on terms more favourable than those provided by the options, debentures and warrants. The exercise of options, debentures and/or warrants could result in dilution to the Company’s existing shareholders. Further, while these options, warrants and debentures are outstanding, the Company’s ability to obtain additional financing on favourable terms may be adversely affected.

Estimates Related to Critical Accounting Policies

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of its financial statements in conformity with accounting principles generally accepted in Canada (“Canadian GAAP”). Actual results could differ significantly from anticipated results should such estimates and/or assumptions prove to be materially incorrect or inaccurate. The Company believes that the information herein (see “Item 5. Operating and Financial Review and Prospects — Application of Critical Accounting Policies”) addresses the Company’s most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and beyond the Company’s control.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

Name and Incorporation

The Company was incorporated under the Company Act (British Columbia) by registration of its memorandum and articles under the name of Cambridge Development Corporation on March 18, 1981. The Company subsequently changed its name to Bridgewest Development Corporation on October 28, 1983, to BDC Industries Corp. on November 15, 1984 and to The Jolt Beverage Company, Ltd. on September 3, 1986. On December 14, 1987, The Jolt Beverage Company, Ltd. amalgamated with Interbev Packaging Corp. and Brewmaster Systems Ltd. and on May 13, 1988 changed its name to The International Beverage Corporation. The Company adopted its current name on May 14, 1990. The Company is now governed by the Business Corporations Act (British Columbia).

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

------------------------------------------------------------------------------
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
   CC Beverage           Clearly          546274 Alberta      Blue Mountain
     (U.S.)              Canadian            Limited           Springs Ltd.
   Corporation           Beverage           (Alberta)           (Ontario)
  (Washington)       (International)
                       Corporation
                        (Barbados)
------------------   -----------------   -----------------   -----------------

CC Beverage (U.S.) Corporation (“CC Beverage”) was formed on December 31, 1998 through the merger of the Company’s two U.S. subsidiaries, namely, Clearly Canadian Beverage (U.S.) Corporation (a Wyoming State corporation established in 1994) and Cascade Clear Water Co. (a Washington State corporation established in 1990). Cascade Clear Water Co. was formed through the merger on January 29, 1998 of Clearly Acquisition Corp. (a wholly-owned Washington State subsidiary of the Company) and Cascade Clear Water Co., an existing Washington State corporation, pursuant to the laws of the State of Washington. As a result of these mergers, CC Beverage handles the Company’s operational business in the United States, which includes the distribution and sale of Clearly Canadian® beverages.

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

Business Overview

The Company, together with its affiliated companies, produces, distributes and markets beverage products including, Clearly Canadian® flavoured sparkling beverages, Clearly Canadian O+2® and Tré Limone®. All of the Company’s products are distributed in the United States and Canada and certain of its products are distributed in Denmark, Norway, Sweden, Finland, Netherlands, the Middle East, the Caribbean, Turkey, Korea, Malaysia, People’s Republic of China, Hong Kong, Taiwan and other countries. The Company’s largest markets for its products are presently the United States (approximately 77.6% of the Company’s total 2003 sales) and Canada (approximately 16.5% of the Company’s total 2003 sales).

Over the last three financial years, the Company has focused on creating new premium beverage brands, developing product extensions and reformulations for existing brands and strengthening its distribution network for its products. In so doing, the Company has attempted to expand the availability of its existing products and to diversify its new age beverage product line offerings.

Since the Company’s acquisition of CC Beverage in January 1998 and up until the end of its most recent financial year, the Company did not effect any significant acquisitions. Rather, during this period, the Company focussed on a variety of brand development and product licensing initiatives. In particular, during 1999 and 2000 the Company redesigned and relaunched its principal beverage product line (Clearly Canadian® sparkling flavoured water) and, as a result, acquired additional numerous new retail listings for this product line. During the last five financial years, the Company also developed and launched two new beverage product lines, namely, Clearly Canadian O+2® in 1998 and Tré Limone® in 2000. The Company also conducted product development work with Reebok International Ltd. (“Reebok”), which resulted in Reebok and the Company entering into a License Agreement in February 2001. Under this License Agreement, the Company manufactured, marketed and distributed certain Reebok branded beverage products until December 31, 2003 when this License Agreement terminated due the inability of the Company to meet the minimum net sales requirements for 2003. As a result, the Company is considering development of its own line of fitness water beverage products and/or formulating such a product line for other potential customers. Since early 2004, the Company has been in discussions with two significant potential new customers. One of these potential customers is interested in a licensed product incorporating their own branding for an enhanced water beverage developed by the Company. Another potential customer is a retailer considering the use of enhanced water beverages developed by the Company in a private label offering across their retail network. Additionally, during the last three financial years, the Company has continually attempted to improve its network of distributors, and a number of key appointments have enhanced the distribution system for the Company’s beverage product lines in certain regions within the U.S. and Canada.

Sale of Certain Business Assets

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

On February 22, 2002, CC Beverage concluded the sale of certain production facility assets and a bottling plant lease located in Burlington, Washington, and the sale of its “Cascade Clear” water business and its private label co-pack bottling business to Advanced H2O, Inc. of Bellevue, Washington (“AH2O”). AH2O acquired CC Beverage’s production facility assets and bottling plant lease for a total of $4,348,600, which purchase price included $2,130,000 in cash, the assumption of long-term indebtedness of approximately $2,155,000 and the assumption of certain capital equipment leases of approximately $63,600. In addition to the purchase of the production facility and lease, AH2O purchased CC Beverage’s “Cascade Clear” water business for an aggregate of $2,000,000, which purchase price is payable to CC Beverage based on a percentage of the gross sales earned by AH2O over time, subject to a minimum payment of $100,000 per year commencing December 31, 2002. At December 31, 2005, if CC Beverage has received less than $500,000, then AH2O must make an additional lump sum payment to increase the proceeds to $800,000 if AH2O wishes to keep the “Cascade Clear” brand. At the end of each year, AH2O has the option to not make the minimum payment and, if not paid, CC Beverage can elect to repurchase the Cascade Clear brand for $1.00. Also, CC Beverage sold its private label co-pack (bottling) business to AH2O. For such business AH2O will pay CC Beverage a percentage of the gross profits received by AH2O from the private label business over the next five years (up to a maximum payment of $125,000 per year and a minimum payment of $62,500 per year). Additionally, AH2O agreed to provide CC Beverage with “at cost” co-packing (bottling) services for ten years (five year initial term and five year renewal term) for up to 1,500,000 cases per year of carbonated beverages and 250,000 cases per year of non-carbonated beverages. The proceeds from the sales of the various assets to AH2O were used for general working capital purposes, to reduce debt and to provide additional funding for the marketing and distribution of the Company’s beverages. Upon completing the sale of assets to AH2O, the Company concluded its engagement of McDonald Investments, Inc., which was appointed as the Company’s investment banker and financial advisor in November 2000 to evaluate various strategic options, including possible divestiture of certain assets as well as acquisition opportunities.

On October 24, 2003, the Company completed the sale of its water source properties located in British Columbia for a purchase price of Cdn$275,000. In connection with such sale, the Company has retained an eight year license which entitles the Company to draw up to 1,750,000 gallons of water per year at no cost during the first four years of the license and at a price of Cdn$0.01 per gallon in the last four years of the license.

The New Age Beverage Industry

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

The new age beverage category, according to Beverage Marketing Corporation of New York (“Beverage Marketing”), has grown in market size in the United States from US$3.8 billion in wholesale dollar sales in 1992 to $13.3 billion in 2002 (on volumes of 4.6 billion gallons). In 2002, for the fifth straight year, the new age beverage market achieved double digit growth in terms of both wholesale dollar sale and volume (i.e. gallons consumed). While 1998 and 1999 saw growth in the 14% to 15% range and volume growth even higher than that, 2000 experienced a slight deceleration (wholesale dollar sales grew by 11% and volume increased by 11%). In 2001 wholesale dollar sales grew by 14.2% and volume consumed increased by 14.7% and in 2002 sales increased by 12% over 2001 and volume consumed increased by 13.2%. (Source: New Age Beverages in the U.S., 2003 Edition (August 2003), Beverage Marketing Corporation of New York).

While Beverage Marketing projects a compound annual growth rate of 8.7% for the New Age beverage market for the period from 2002 to 2007, the projected growth over the next five years is slower than the growth over the previous five years (1997 to 2002), when the market grew by a compound annual rate of 12.9%. According to Beverage Marketing, the slower growth rate is indicative of the market’s maturation, however, the New Age beverage market is expected to reach overall wholesale sales of $20.2 billion in 2007, an increase of $6.7 billion over 2002, which outpaces the $6.2 billion incremental growth for the 1997 to 2002 period. (Source: New Age Beverages in the U.S., 2003 Edition (August 2003), Beverage Marketing Corporation of New York).

In 1998 the premium soda segment of the new age beverage market category accounted for $260 million in wholesale dollar sales. In 1999, sales of premium sodas increased by $10 million, or 3.8%, to $270 million and in 2000 sales increased by $20 million or 7.4%, to $290 million. In 2001, sales of premium sodas reached $305 million, an increase of 5.2% over 2000. In 2002, sales of premium sodas finished at $318.7 million, an increase of 4.5% over 2001. The premium soda segment had a 5.7% compound annual growth rate during the last five years. According to Beverage Marketing, the premium soda segment is expected to grow by 2.5% annually between 2002 and 2007. Notwithstanding the expected 2.5% five-year compound annual growth rate, the premium soda segment is still expected to lose some market share within the overall new age beverage category, going from 2.4% of wholesale dollar sales in 2002 to 1.8% in 2007 (Source: New Age Beverages in the U.S., 2003 Edition (August 2003), Beverage Marketing Corporation of New York).

With respect to the sports beverages segment of the new age beverage category, in 1998 the segment accounted for $1.587 billion wholesale dollar sales and in 1999 sales of sports beverages increased to $1.757 billion. In 2000, the sports beverage segment achieved sales of $2.067 billion. In 2001, sales of sports beverages reached $2.182 billion and in 2002 such sales reached $2.41 billion (a 10.1% annual growth rate). According to Beverage Marketing, sports beverages have lost market share over the last five years, however, still retain a solid lock on the third position among new age beverage categories. Beverage Marketing predicts that the sports beverages segment will grow at a 6.8% compound annual growth rate from 2002 to 2007. Based on such expected growth, the sports beverages segment will have a 16.5% market share in 2007, down by 1.5% from 2002 (Source: New Age Beverages in the U.S., 2002 Edition (August 2003), Beverage Marketing Corporation of New York). With respect to information concerning the single-serve water segment of the new age beverage category, in which Clearly Canadian O+2® also competes, see “Cascade ClearTM Bottled Water” below.

In 2002 Beverage Marketing added a new grouping to the new age marketplace. Specifically, the single-serve water segment is now comprised of the retail PET water sub-segment and the new enhanced water sub-segment. Retail PET water is the largest new age beverage category in terms of wholesale dollar sales. In 1998 wholesale dollar sales of retail PET waters were $1.534 billion and reached $2.120 billion in 1999. In 2000, sales of retail PET waters reached $2.674 billion (an increase of 26.2% over 1999 sales). The wholesale dollar sales for retail PET waters in 2001 was $3.449 billion and in 2002 such sales reached $4 billion (a 19.9% annual growth rate). This market segment now has a 30% market share of the total new age beverage market. Similarly, the volume consumed of retail PET waters increased from 809.6 million gallons in 1998 to 1,094.9 million gallons in 1999 and 1,361.5 million gallons in 2000. The volume for 2001 was 1,675 million gallons and the volume for 2002 was 2,042 million gallons, which represents a 20.5% increase over 2001. According to Beverage Marketing, the retail PET water segment grew at a 29.6% average rate between 1997 and 2002 and over the next five years is still expected to grow at a compound annual growth rate of 15.7%. As a result, by 2007, retail PET water is estimated to account for 43% of all new age beverage market sales with estimated wholesale dollar sales of $8.785 billion, up from 30% in 2002 and 16.5% in 1997 (Source: New Age Beverages in the U.S., 2003 Edition (August 2003), Beverage Marketing Corporation of New York).

Products

Principal Beverage Products

Clearly Canadian® Flavoured Sparkling Water

In 1988 the Company introduced its flavoured sparkling water to the beverage marketplace. This product line, which is referred to as the Company’s “core brand”, competes in the “premium soda” segment of the new age beverage market as a premium brand product with distinctive flavours and packaging. A premium soda is a carbonated beverage containing a sugar concentrate base, which often carries a unique and sophisticated imagery and a premium price tag. This segment also includes all natural sodas, which, for the most part, contains all natural ingredients, including no artificial colours, flavours or preservatives. The Company currently offers eight natural fruit flavoured sparkling beverages: Blackberry, Cherry, Strawberry Melon, Grape, Peach, Raspberry Cream, Orange Pineapple and Lemonade. The Company has developed and owns the formulae for its flavourings. The flavours for these products are produced under contract by concentrate suppliers. In the second quarter of 2004, the Company introduced a reformulated version of Clearly Canadian® flavoured sparking beverages which has approximately one-half of the calories (approximately 45 calories per 8 fl. oz. serving), approximately one-half the carbohydrates (approximately 10 grams per 8 fl. oz. serving) with no preservatives and without compromising the products’ premium taste profile. Based on the Company’s discussions with certain of its major distributors and retailers and from its own analysis, the Company anticipates that the new formula for Clearly Canadian® flavoured sparkling beverages will be well received by the consuming public and especially from those more health conscious consumers that have a greater awareness of the health related issues associated with increased levels of sugar intake and obesity. This product line is available in 414 ml (14 fl. oz.) glass bottles with shrink-sleeve labels that are in vivid colours in abstract patterns and cover the entire bottle.

In 2003 and 2002, the Company’s core brand products sales represented approximately 77% and 66%, respectively, of total product sales revenues. As a result of the projected growth rates in other segments of the new age beverage market, the Company has diversified, and intends to continue to diversify, its beverage product lines.

Clearly Canadian O+2®

In 1998 the Company developed a new oxygen enhanced beverage called "Clearly Canadian O+2(R)" which was launched and marketed in U.S. and Canadian markets through 1999 and 2000. In its unflavoured form, Clearly

Canadian O+2® is produced with up to ten times the normal concentration of oxygen naturally found in water. Additionally, Clearly Canadian O+2® also comes in two flavours (Fruit-Citrus and Berry-Citrus) which are produced with up to five times the normal concentration of oxygen. Clearly Canadian O+2® features an innovative, sleek, blue bottle, which is designed to prolong the retention of oxygen levels. This product line has been designed to compete in the “single-serve water” and “sports beverages” segments and the new enhanced water sub-segment of the new age beverage category.

Cascade ClearTM Bottled Water

In February 2002, the Company’s subsidiary, CC Beverage, concluded the sale of certain production facility assets to Advanced H2O, Inc. (“AH2O”) of Bellevue, Washington. (See “Business of the Company”). As part of the sale to AH2O, CC Beverage sold its “Cascade Clear” bottled water business for an aggregate of $2 million, which purchase price is being paid to CC beverage as a royalty based on a percentage of the gross sales earned by AH2O over time, subject to a minimum payment of $100,000 per year. As such, CC Beverage has a continuing interest in Cascade Clear unflavoured bottled water, which is sold by AH2O in a variety of single-serve bottled water sizes. Cascade Clear bottled water competes in the retail PET water sub-segment of the single-serve water segment of the new age beverage category, being non-sparkling water in 1.5 litres or less “PET bottles” (PET is short for polyethylene terephthalate and is often interchangeably used with the term plastic).

Other Beverage Products

Tré Limone®

In 1999 the Company developed a new product line for the North American market. The product, Tré Limone®, is a dry, sparkling lemon-ginger drink and was launched on a roll-out basis in 2000. This product line has also subsequently been distributed in certain international markets.

Tré Limone® competes in the premium soda segment of the new age beverage category (See “Clearly Canadian® Flavoured Sparkling Water” above for information concerning the “premium soda” segment). The Tré Limone® product line is packaged in a 414 ml (14 fl oz.) glass bottle with a distinctive shrink-sleeve label.

Reebok Fitness Water Beverages

The Company conducted product development work with Reebok International Ltd. (“Reebok”), which resulted in Reebok and the Company entering into a license agreement in February 2001. Under this license agreement, the Company manufactured, marketed and distributed certain Reebok branded beverage products, until December 31, 2003 when this license agreement terminated due the inability of the Company to meet certain minimum net sales requirements for 2003. In 2003 and 2002, the sales of Reebok represented approximately 10.4% and 23.1%, respectively, of total product sales revenues. The Company no longer markets or distributes Reebok branded beverage products.

Co-Packing

The Company currently bottles a private label bottled water, utilizing the Company’s licensed oxygenation technology, for a private label customer.

Other Products

The Company also plans to continue in negotiations with various parties in relation to the development of additional co-packing opportunities in private label businesses and licensing opportunities in enhanced beverage manufacturing that utilize technologies and expertise developed by the Company.

Since early 2004, the Company has engaged in discussions with two significant potential new customers. One of these potential customers is interested in the development of a licensed enhanced water beverage that would incorporate their own branding. Another potential customer is a retailer considering the use of enhanced water beverages developed by the Company in a private label offering across their retail network.

Other Sales

The Company from time to time will sell bulk water from its wellsites (and other materials or ingredients which have been deemed surplus to its core businesses).

Seasonal Nature of the Business

Sales of the Company’s beverage products are subject to seasonal variations in demand. For example, consumers in North America typically consume fewer beverage products in the late fall, winter and early spring months. As a result, the Company’s results of operations vary seasonally and such variations may be significant. See “Risk Factors”.

Competition

The Company’s products compete broadly with all beverages available to consumers. The beverage market is highly competitive, and includes international, national, regional and local producers and distributors, many of whom have greater resources than the Company. The Company believes that its direct competitors in the new age beverage market include: Cadbury Schweppes, which purchased Snapple Beverage Group from Triarc Beverage Companies Inc. in September 2000, producers of “Snapple”, “Mistic” and “Stewart’s Soda”; Coca-Cola Company, producers of “Fruitopia”, “Nestea”, “Powerade” and “Dasani”; PepsiCo, producers of “Lipton Teas”, “Acquafina”, “SoBe” (ie. acquired by PepsiCo through an acquisition of a 90% interest in South Beach Beverages in January 2001), and “Gatorade” (acquired by PepsiCo through merger with Quaker Oats which was approved in August 2001); Nestlé Waters North America, Inc., producers of “Perrier”, “Poland Springs”, “Arrowhead”, “Aberfoyle Springs” and other water beverages; Danone Waters of North America, Inc., producers of “Evian” and “Dannon”; Hansen Natural Corp., producers of various natural sodas, smoothies, functional drinks, juices and iced teas; and Ferolito, Vultaggio & Sons, producers of “Arizona Iced Teas”. While the Company believes that it competes favourably on factors such as quality, merchandising, range of flavours, brand name recognition and loyalty, the Company and its product lines will continue to experience increasing competitive pressures from both traditional and new age beverage companies, many of whom have substantially greater marketing, cash, distribution, technical and other resources than the Company.

Proprietary Protection

Trademarks

The Company has numerous trademark registrations in the United States, Canada and in other countries worldwide in connection with its Clearly Canadian®, Clearly Canadian O+2®, Tré Limone®, and other beverage product lines. The Company’s trademark registrations are valid for varying periods of time, but are renewable before expiry.

Copyright

The Company retains copyright to any work created by its employees during the course of their employment and, where necessary, acquires copyright by assignment from independent contractors who prepare artistic work for the Company’s products and promotional materials.

Reliance on Intellectual Property Rights

The Company regards its trademarks, copyrights, trade secrets and similar intellectual property as critical to its success and attempts to protect such property with registered and common law trademarks and copyrights, restrictions on disclosure and other actions to forestall infringement. The Company relies on a combination of trademark and trade secrecy laws, confidentiality procedures and contractual provisions to protect its intellectual property rights. The Company has in the past, and it expects that it may in the future, license elements of its distinctive trademarks, trade dress and similar proprietary rights to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, no assurances can be given that such licensees will not take actions that might materially and adversely affect the value of the Company’s proprietary rights or the reputation of its products, either of which could have a material adverse effect on the Company’s business. Product package and merchandising design and artwork are important to the success of the Company and it intends to take action to protect against imitation of its products and packages and to protect its trademarks, patents and copyrights as necessary. However, there can be no assurance that other third parties will not infringe or misappropriate the Company’s trademarks, trade dress and similar proprietary rights. In addition, despite the Company’s precautions, some or all of the trade secrets and other know-how that the Company considers proprietary could be independently developed, could otherwise become known by others or could be deemed to be in the public domain.

Operations and Distribution

Well Sites

The Company’s first well site, which is leased, is situated on five acres of land located in Thornton, Ontario (the “Thornton Well Site”). In Ontario, the Company must obtain a commercial licence to draw quantities of water from its property. The Company is presently licensed to draw approximately 104 million gallons of water per year from its two wells on the Thornton Well Site, and is presently drawing water from this site.

The Company’s second well site is located near the Village of Formosa, Ontario (the “Formosa Well Site”) and consists of approximately seven acres with an artesian well which is approximately 950 feet deep. The Company owns the Formosa Well Site and the water-taking permit allowing up to approximately 238,000 gallons per day to be drawn from the property, and is presently drawing water from this site.

Also, the Company previously owned a well site property which is located near Vernon, British Columbia, consisting of approximately 16.9 acres of land on which five wells are drilled (the “B.C. Well Site”). On October 24, 2003, the Company completed the sale of the BC Well Site for a purchase price of Cdn$275,000. In connection with such sale, the Company has retained an eight year license which entitles the Company to draw up to 1,750,000 gallons of water per year at no cost during the first four years of the license and at a price of Cdn$0.01 per gallon in the last four years of the license. Water from this site has previously been used for the Company’s flavoured beverage products, however the Company is not presently drawing water from this site.

The water used in the Company’s “core brand” product line, Clearly Canadian® sparkling flavoured sparkling beverages and its Tré Limone® product line, presently comes from water sources located in Canada, which are on properties owned or leased by the Company, or subject to a water supply contract with a third party. This water is transported from the well sites to bottling facilities in dedicated stainless steel tankers (ie. dedicated for water uses only) and placed in dedicated stainless steel storage tanks. The transport trucks then return with empty sealed tankers to ensure no contamination. The water used in the Company’s Clearly Canadian O+2® product line is supplied by Advanced H2O, Inc. from a water supply source located in the Cascade Mountain area near the town of Concrete, Washington.

On an on-going basis, the Company reviews the sources of the water used in its products and may make changes to the sourcing of its water in the future.

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

Bottling

The Company’s and CC Beverage’s bottles are currently supplied from one glass bottle manufacturer and two plastic (PET) bottle manufacturers. Based on the Company’s knowledge of the capacities of its suppliers, the Company expects to have a sufficient supply of bottles to enable it to meet its anticipated future requirements.

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

Advanced H2O, Inc. of Bellevue, Washington produces product (Clearly Canadian® flavoured sparkling beverages and Clearly Canadian® oxygenated beverages) primarily for distribution to western Canada and to western U.S. Advanced H2O, Inc. also produces for the Company other branded oxygenated water that the Company sells to certain co-pack customers. The Company is currently in discussions with Advanced H2O, Inc that may result in the sub-contracting the bottling of Clearly Canadian® flavoured sparkling beverages to an alternative bottling facility also located in Washington State.

Delta Beverages of Woodbridge, Ontario produces product (Clearly Canadian® flavoured beverages) primarily for distribution in Canada and the U.S.

Ameripec, Inc. of Buena Park, California has produced Reebok beverage products in the past and may be utilized for other new product initiatives in the future.

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

Distribution and Sales

For most of its product lines, the Company distributes and sells its products through a network of authorized distributors and sub-distributors (“DSD System”). Typically, the Company appoints distributors to distribute and sell products within an assigned territory and such distributors purchase finished goods from the Company. Distributors are, in certain circumstances, subject to certain minimum sales performance requirements within their territories in order to maintain their distribution rights and are required to promote the sale of the Company’s products within their territories. In addition to its DSD System, the Company also sells some of its products on a direct sale basis to certain retailers and merchandisers.

With respect to product distribution in the U.S. and Canada, the Company’s principal markets, the Company has distribution arrangements with the following major distributors:

•	Seven-up/RC Bottling Company of Southern California (a wholly owned subsidiary of Dr Pepper Seven-up Bottling Group)provides distribution for the territories of Southern California, New Mexico, and Southern Nevada.

•	Seven Up Bottling Company provides distribution in the territory of Northern California.

•	All-American Bottling Corporation provides distribution in several states in the central United States.

•	Southeast-Atlantic Beverage provides distribution for the states of Florida and Georgia.

•	Polar Beverages, Inc. provides distribution for several states in the New England region.

•	The American Bottling Company (a wholly owned subsidiary of Dr Pepper Seven-up Bottling Group) provides distribution in several states in the Mid Western United States.

•	Columbia Distributing Company and Walton Beverages provide distribution in the states of Oregon and Washington.

•	Canada Dry Bottling Company of New York (a subsidiary of Honickman Affiliates) provides distribution throughout the five boroughs of New York City (the Bronx, Brooklyn, Manhattan, Queens and Staten Island).

•	Acosta Canada provides a full range of distribution (brokerage), selling and marketing services throughout Canada.

Additionally, the Company utilizes a network of independent distributors that provide distribution services to certain regions or customers not serviced by the foregoing major distributors. Additional new relationships and distribution arrangements are in various stages of negotiation and the Company expects further distributor appointments to be announced during 2004.

With respect to product distribution in countries other than the U.S. and Canada, the Company, or its subsidiaries, have distribution arrangements with various distribution groups in Turkey, the Caribbean, Malaysia, Mexico, the Middle East, Hong Kong, People’s Republic of China, Taiwan, Denmark, Norway, Sweden, Korea, Finland and the Netherlands. Sales to international distributors accounted for 2.7% of total sales in 2002 and 3.5% of total sales in 2003.

Product and Distribution Initiatives and Objectives

It is the Company’s intention to continue to expand the availability of its Clearly Canadian® flavoured sparkling beverages, with particular focus on the domestic markets of the United States and Canada. The objective of the Company is to continue to build upon the strong distribution relationships already in place from 2003 to establish a more effective and focused national network of distribution in both the United States and Canada. The Company intends to support these distribution systems in their efforts to expand the availability of Clearly Canadian® flavoured sparkling beverages through the use of company-staffed distribution drives, regionally designed incentive programs, new point of sale materials, company-sponsored national account listings, and national consumer programs, including a national under-the-cap promotion.

As to new product initiatives, the Company has introduced (May 2004) a reformulated mid-calorie version of Clearly Canadian® flavoured sparkling beverages. The new formulation of Clearly Canadian® flavoured sparkling beverages represents one of the first entrants into an emerging new category of beverages and will contain 50% less carbohydrates, sugar and calories. The mid calorie version of Clearly Canadian® flavoured sparkling beverages has approximately 45 calories and 10 grams of sugar per 8 oz serving. The reformulation is fully preservative free, contains only natural flavours, and is kosher certified. Further, packaging has been updated to reflect a significantly stronger Clearly Canadian® branding and to communicate to the consumer that the product is preservative free and natural. The reformulated product continues to deliver the same great premium taste that the Company’s consumers have come to expect and will be supported by regional marketing activities, distribution drives, and point of sale materials to strongly communicate these product reformulation improvements.

The Company launched the newly reformulated Clearly Canadian® product in New York in May 2004 in conjunction with the appointment of Canada Dry Bottling Company of New York, as referred to above. Thereafter, the new reformulated Clearly Canadian® flavoured sparkling beverages is expected to be rolled out nationally in both the United States and Canada in 2004.

The Company believes that the reformulated Clearly Canadian® flavoured sparkling beverages will more closely meet the needs and demands of contemporary consumers that have a greater awareness of the health related issues associated with increased levels of sugar intake and obesity.

The Company also plans to continue in negotiations with various parties in relation to the development of additional co-packing opportunities in private label businesses and licensing opportunities in enhanced beverage manufacturing that utilize technologies and expertise developed by the Company.

Additional business development relative to private label co-packing and licensed products are expected to contribute incremental revenue for early 2005 and beyond which the Company believes will directly contribute to greater profitability on an on-going basis.

In order for the business objectives relative to Clearly Canadian® flavoured sparkling beverages to be fully met, it will be necessary for the Company to be successful in expanding its distribution relationships in the United States. In this regard, the Company has most recently (May 2004) been successful in doing so relative to new expanded distribution in New York, which is a significant and key market for the Company. The remaining key selling regions of the United States that the Company has currently targeted for distribution upgrades are Texas, the Delaware Valley region and southern Louisiana. The Company is in various stages of discussion with potential distributors in each of these regions of the United States and believes that it will be successful with such distribution initiatives during the second half of 2004 or early 2005. Of importance is the Company’s ability to continue to fund the new marketing initiatives to promote increased sales. Additionally, as individual “cold box” (store coolers) distribution in existing and new distributors continues to improve, the Company anticipates there will be a growing need to support such distribution in new convenience chains and in “warm” (store shelf) and multi-serve grocery distribution. It is normal practice for both national convenience and grocery chains to require the Company to pay listing or slotting fees prior to the introduction of new products to their shelves.

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

Government Regulation

In Canada, the Company and its contracted bottlers and suppliers are required to meet the requirements of a variety of federal, provincial and local government authorities and agencies in connection with its products. With respect to federal matters, the Company’s products are regulated by Health Canada, which deals with product quality requirements, and by the Canadian Food Inspection Agency, which deals with product content and product labelling issues. At the provincial level, the Company is subject to regulation and controls imposed by the Ontario Ministry of Environment with respect to water drawn from the Thornton and Formosa Well Sites. In British Columbia, the Company is regulated by similar agencies such as the Ministry of Health and the Ministry of Environment with respect to product and water originating from British Columbia water sources. Additionally, at the local level, the Company is regulated by certain regional authorities which deal with issues concerning land and property uses that relate to the Company’s well sites.

In the United States, the Company and its contracted bottlers and suppliers are required to meet the rules and regulations set down by the Federal Food and Drug Administration. Additionally, at the state level, a number of government agencies and authorities impose certain licensing requirements for the Company’s products.

The Company’s Properties

The Company presently leases approximately 4,250 square feet for its corporate head offices located at 2489 Bellevue Avenue, West Vancouver, British Columbia. The lease commenced in October 2001 and is for an initial term of five years with an option for a further five years. These leased premises are owned by a limited partnership of which certain of the limited partners are directors of the Company. See "Item 7. Major Shareholders and Related Party

Transactions”.

The Company’s U.S. operating subsidiary, CC Beverage, leases property in Burlington, Washington from the Port of Skagit County and in 1999 CC Beverage completed the construction of a 9,000 square foot office building on such property (the “Burlington Office”). This lease has a term of approximately 25 years. As referred to below, in 2002, the Company sold its bottling plant assets in Burlington, Washington to Advanced H20, Inc. (see “General Development of Business”) and moved its U.S. operations and personnel to the Company’s corporate head office in West Vancouver, British Columbia. As a result, the Company has listed the Burlington Office for sale and has recently received an offer to purchase, which sale is expected to close in late June or early July 2004.

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

Employees

As of December 31, 2003, the Company and CC Beverage had a total of approximately 28 employees. Of this number, approximately 16 employees work in various management and administration positions in the Company’s corporate head office in West Vancouver, British Columbia. Approximately 12 employees of the Company and CC Beverage are involved in various sales, marketing and operations activities and work out of their home offices at various locations in the United States and Canada.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s business strategies, market conditions, outlook and other matters. This discussion and analysis of the results of operations and financial condition of the Company is qualified in its entirety by reference to and should be read in conjunction with the Company’s audited financial statements for the fiscal year ended December 31, 2003 and the related notes thereto, as well as the risk factors set out in this annual report. Unless otherwise stated, all monetary figures expressed in this annual report are in U.S. dollars.

Overall performance for the year ended December 31, 2003

The Company’s overall sales revenues declined from $20,205,000 in 2002 to $13,270,000 in 2003, a decline of $6,935,000 on a year over year basis. A significant portion of the revenue decline is attributable to a decrease in revenue for the Reebok fitness water brand, where sales declined from $4,607,000 in 2002 to $1,358,000 in 2003. Expected sales growth in the Reebok brand was an important Company objective in order to provide additional working capital in 2003 when significant distribution network changes were planned for the Company’s core Clearly Canadian® brand. In late 2002 and early 2003, many new listings for Reebok fitness water were secured in convenience, grocery, and drug store chains. In the first half of 2003, a major listing for Reebok fitness water was tentatively secured at the largest club store channel account in the United States. It was expected that the listing would have provided the Company with a four flavour listing at this customer’s 650 nationwide club stores. The Company’s license agreement with Reebok provided that Reebok must approve the sale of Reebok fitness water in this channel of distribution prior to proceeding with the listing. Reebok management advised the Company in June

2003 that it would not approve the listing on the basis that the club store channel of distribution was not consistent with Reebok’s own brand objectives.

Concurrently in 2003, the Company continued to pursue and transition its core Clearly Canadian® business into stronger distribution systems in the United States. Specifically, the Company was successful in securing new distribution arrangements in 2003 as follows:

•	Seven-up/RC Bottling Company of Southern California (a wholly owned subsidiary of Dr Pepper Seven-up Bottling Group) provides distribution for the territories of Southern California, New Mexico, and Southern Nevada.

•	All-American Bottling Corporation provides distribution for several States in the Central United States.

•	Southeast-Atlantic Beverage provides distribution for the States of Florida and Georgia.

•	Polar Beverages, Inc. provides distribution for several States in New England.

•	The American Bottling Company (a wholly owned subsidiary of Dr Pepper Seven-up Bottling Group) provides distribution for several States in the Mid Western States.

As well, in 2003 the Company announced the expansion of its broker agreement with Acosta Canada Corporation, a national leader in sales and marketing solutions. As part of that agreement, Acosta committed to providing its selling, merchandising, marketing, and promotional services for Clearly Canadian® brands on a nationwide basis in Canada.

Changes to these new distribution networks did, however, result in transitional interruptions in sales for the brand in certain regions which contributed to the decrease in total Clearly Canadian® core brand sales for 2003 as previous distributors were terminated and inventories were sold off. As well, within the beverage industry, the effects of unseasonably cooler weather conditions in the key spring and summer selling periods in the United States adversely affected beverage sales generally in 2003. The Company also attributes the decline in sales to a challenging year with respect to available working capital, which contributed to limiting certain marketing and sales programs, as well as causing certain inventory production constraints. Working capital challenges specifically limited the Company’s ability to build up inventory levels near the end of the fourth quarter of 2003 and its ability to invest in continuing brand building efforts in the areas of promotional commitments, slotting and listing fees and branded point of sale materials during the second half of 2003. Management believes that the foregoing factors contributed significantly to the overall decline on core Clearly Canadian® sales in 2003.

Application of Critical Accounting Policies

The following discussion is based on the consolidated financial statements included in this annual report which have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain material respects from those accounting principles generally accepted in the United States. These differences are described in note 21 of the Company’s consolidated financial statements.

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

There are several accounting policies that the Company believes are critical to the presentation of its consolidated financial statements. Note 2 — “Summary of significant accounting policies” to the Company’s consolidated financial statements summarizes each of the Company’s significant accounting policies. Those accounting policies should be read in conjunction with the other notes to the Company’s consolidated financial statements and management’s discussion and analysis of results of operations and financial condition described in this “Operating and Financial Review and Prospects." Set out below are certain of the accounting policies that the Company believes are critical to the presentation of its consolidated financial statements.

Going Concern

The Company’s financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern. The Company had a loss of $497,000 for the three months ended March 31, 2004, net current liabilities of $2,428,000 and an accumulated deficit of $57,300,000 at March 31, 2004. Operations for the three months ended March 31, 2004 have been funded primarily from the proceeds of the initial debt financing of $643,000, the sale of investments in the amount of $85,000, and increase in the Company’s line of credit in the amount of $199,000 and net changes in working capital balances. The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption. The Company has continued to take steps to try to improve the its financial results and cash flows. These steps include listing for sale its office building located in Burlington, Washington and its land and water rights in Formosa, Ontario. Subsequent to March 31, 2004, the Company raised another Cdn$600,000 of debt financing. Additionally, the Company intends to proceed with a public equity financing of up to Cdn$9 million. Management believes that it will be able to secure the necessary financing; however, there is no assurance that the Company will be successful in achieving these objectives. In addition, management is continuing to pursue distribution relationships in critical North American markets which it believes will improve the availability of its product in the marketplace. The Company’s ability to continue operations is contingent on being able to obtain additional financing and to increase sales through effective distribution arrangements. The Company’s audited financial statements for the year ended December 31, 2003 do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life. Therefore, they are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment in the carrying value when such a determination is made. The Company undertook its review of the carrying value of distribution rights in April 2004 and determined that the value of the distribution rights in certain territories was impaired. As a result, the Company has recorded a charge of $500,000 in its year ended December 31, 2003 audited financial statements.

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b)	Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At March 31, 2004, one customer represented 25% (December 31, 2003 — 21%; 2002 — 12%) of total accounts receivable.

c)	Interest rate risk

The Company’s short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)	Foreign exchange rate risk

The majority of the Company’s revenues are earned and production costs incurred in the United States. However, selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of distribution rights ($1.5 million) and land and water sources ($1.9 million). Actual results could differ materially from those estimates.

Legal proceedings

The Company is party to certain legal proceedings, the description of which is set forth in this Item 5 under the heading “Legal Proceedings” and under note 17 in the Company’s audited financial statements for the year end December 31, 2003.

Results of Operations

Years ended December 31, 2003, 2002 and 2001

Sales revenues were $13,270,000 for the year ended December 31, 2003 compared to revenues of $20,205,000 for the year ended December 31, 2002 and $23,257,000 for the year ended December 31, 2001, representing a 34.32% decline in revenues from 2002 to 2003 and a 13.12% decline in revenues from 2001 to 2002. As referred to above (“Overall performance for the year ended December 31, 2003”), sales revenues in 2003 were adversely affected by a loss of a significant selling opportunity for Reebok fitness water and by transitional interruptions in sales of Clearly Canadian® brands brought about by the appointment of new distributors in certain regions. Sales revenues in 2001 to 2003 were adversely affected by increased competition within the beverage industry and by increased consolidation of the distribution systems that distribute and sell the Company’s products in the United States and Canada. Sales of Reebok fitness water, which contract was terminated in 2003, represented 10.4% of total sales in 2003 and 23.1% of total sales in 2002.

Gross profit margins were 24.9% for the year ended December 31, 2003 compared with 28.1% for the corresponding period in 2002 and 36.9% for the corresponding period in 2001. This represents gross profit of $3,310,000 for the year ended December 31, 2003 compared to $5,670,000 for the corresponding period in 2002 and $8,586,000 for the corresponding period in 2002. The percentage decrease in gross profit margin in 2003 is attributable to a writedown in Reebok branded beverage inventories during the year. Also, during 2003 and 2002, a greater proportion of the Company’s product orders were delivered to its customers in less than full truck load quantities, which translates into higher costs per case. As well, a certain amount of the Company’s warehousing costs are fixed, therefore, in periods of lower sales, the per case costs reflect an increase which translates into lower gross profit margins.

Selling, general and administrative expenses were $5,688,000 for the year ended December 31, 2003 (including a recovery of an accrual recorded in a prior year of $387,000) compared to $8,068,000 for the year ended December 31, 2002 and $10,387,000 for the year ended December 31, 2001. Lower selling, general and administrative expenses in 2003, 2002 and 2001 reflected the Company’s continuing efforts to reduce all categories of expense. Selling, general and administrative expenses as a percentage of sales revenues was 42.8% for the year ended

December 31, 2003 compared to 39.9% for the year ended December 31, 2002 and 44.7% for the year ended December 31, 2001.

Net loss from continuing operations for the year ended December 31, 2003 was $3,876,000 compared to a net loss of $3,825,000 for the corresponding period in 2002 and net loss of $7,174,000 for the corresponding period in 2001. The net loss for the year 2003 includes non-recurring expense of $1,100,000, $600,000 of which represents the writedown and loss on sale of property plant and equipment and $500,000 of which represents the writedown of distribution rights (as written down to their respective estimated net realizable value). The net loss for the year 2002 includes non-recurring expenses of $1,039,000, representing the writedown and losses on sale of property, plant and equipment (as written down to their estimated net realizable value). The net loss for the year 2001 includes non-recurring expenses of $4,243,000, of which $2,235,000 represents the writedown of property, plant and equipment; $2,111,000 of which represents the (100%) writedown of goodwill; and a recovery of $103,000 on restructuring changes previously expensed.

Discontinued Operations

In April 2001, the Company sold its home and office water business assets for $4.8 million ($4.5 million of which was paid in cash and the balance of which was paid through the assumption of liabilities) and in February 2002, the Company completed the sale of certain bottling plant and production facility assets for $4.3 million ($2.1 million of which was paid in cash and the balance of which was paid through the assumption of liabilities). Reported sales revenues from continuing and discontinued operations for 2003 and 2002 do include the sales revenues of these divested business assets. The divested businesses generated approximately 18.4% of the Company’s total sales revenues during the year ended December 31, 2001. In future periods, the Company will only be reporting sales revenues from continuing operations for current and comparative periods, therefore such revenues will not reflect the sales generated by the business assets that were divested. It is not anticipated that the sale of these business assets will materially affect the Company’s profitability due to the concurrent reduction in operating expenses and the decrease in interest expense associated with the assumption of certain indebtedness by the purchasers and the repayment of other indebtedness from the proceeds of the sales.

Quarterly Information

The following summary of financial information of the Company for the eight financial quarters ended December 31, 2003 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein. The results are presented in thousands of U.S. dollars, except for per share data.

Amounts in Accordance with Canadian GAAP (unaudited) ($ in thousands, except per share data)	2003 31-Dec	2003 30-Sep	2003 30-June	2003 31-Mar	2002 31-Dec	2002 30-Sep	2002 30-June	2002 31-Mar

Sales	2,382	3,849	3,914	3,125	2,749	5,789	6,265	5,402
Cost of sales	2,050	2,931	2,728	2,251	2,465	4,167	4,373	3,530

Gross profit	332	918	1,186	874	284	1,622	1,892	1,872

Selling, general and administrative	8801	1,576	1,761	1,471	1,873	2,206	2,268	1,721

Amortization of property, plant and
equipment	65	71	80	78	102	103	105	112

(Loss) earnings before other	(613)	(729)	(655)	(675)	(1,691)	(687)	(481)	39

Other, interest, gains, losses and
writedowns	(1,133)	(52)	(39)	20	(1,103)	67	22	9

(Loss) earnings from continuing	48
operations	(1,746)	(781)	(694)	(655)	(2,794)	(620)	(459)
Earnings from discontinued operations	119	--	17	27	26	100	100	16

Net (loss) earnings	(1,627)	(781)	(677)	(628)	(2,768)	(520)	(359)	64

Net (loss) earnings per share from
continuing operations	(0.26)	(0.12)	(0.10)	(0.09)	(0.42)	(0.09)	(0.07)	0.01
Net earnings per share from
discontinued operations	0.02	--	--	--	--	0.01	0.02	--

Net (loss) earnings per share	(0.24)	(0.12)	(0.10)	(0.09)	(0.42)	(0.08)	(0.05)	0.01

Weighted average shares outstanding	6,795,682	6,795,682	6,795,682	6,708,182	6,670,682	6,670,682	6,668,264	6,640,682

(1)	Includes a recovery of an accrual recorded in a prior year in the amount of $387,000.

Liquidity and Capital Resources

Years ended December 31, 2003 and 2002

At December 31, 2003, the Company had a working capital deficit of $2,660,000 compared to working capital of $24,000 at December 31, 2002. The Company had cash and cash equivalents of $127,000 and bank indebtedness of $478,000 at December 31, 2003 compared to bank indebtedness of $702,000 at December 31, 2002. Net cash provided from operating activities was $213,000, consisting primarily of operating losses for the year before items not involving cash. Net cash used in financing activities consisted primarily of a decrease in bank indebtedness of $224,000 and proceeds from the issuance of convertible debentures, capital stock and warrants of $66,000, less repayment of long term debt of $6,000. Net cash used in investing activities was $202,000, which consisted of proceeds received on the sale of the Company's land located in Canada in the amount of $202,000.

The Company has suffered recurring losses from operations and has a net deficit that raises substantial doubt as to its ability to continue as a going concern. The Company has recognized the decrease in working capital and cash resources in recent years and has taken steps intended to improve its working capital position. In that respect, in 2001 the Company appointed McDonald Investments Inc. as its investment banker and financial advisor to evaluate various strategic options, including possible divestitures of certain assets as well as acquisition opportunities. To this end, in April 2001, the Company's U.S. subsidiary, CC Beverage, completed the sale of its home and office water business assets. The total sales proceeds were $4.8 million, which was used to pay down certain debt obligations and improve the Company's working capital position. Also, in February 2002, the Company's U.S. subsidiary, CC Beverage, finalized the sale of certain production facility assets and a bottling plant lease located in Burlington, Washington, as well as its Cascade Clear water business and its private label co-pack business to Advanced H2O, Inc. of Bellevue, Washington ("AH2O"). AH2O acquired CC Beverage's production facility assets for $4,348,600, which purchase price included $2,130,000 in cash, the assumption of long-term indebtedness of approximately $2,155,000 and the assumption of certain capital equipment leases of $63,600. The proceeds from the sale of the various assets to AH2O were used for general working capital purposes, to reduce debt and to provide additional funding for the marketing and distribution of the Company's beverages (for additional information on these transactions, see "Item 4. Information on the Company - History and Development of the Company".

To raise additional funds for working capital purposes, the Company has recently completed the following private placements and debt financings:

Private Placement of Debentures

On December 3, 2002, the Company completed a private placement of 670 debenture units of the Company (the "Debenture Units") at a price of Cdn$1,000 per unit. Each Debenture Unit was comprised of a secured convertible 10% debenture in the principal amount of Cdn$1,000 (collectively, the "Debentures") and 1,250 share purchase warrants. The Debentures were originally repayable, or convertible into common shares of the Company at a conversion price of Cdn$0.80 per share up to and including December 1, 2003. However, in October 2003, the debentureholders agreed to extend the maturity date for the Debentures to December 1, 2006. Each warrant forming part of the Debenture Units entitles its holder to purchase one additional common share of the Company for a period of two years at a price of Cdn$0.80 per share. Of the 670 Debenture Units issued, 345 were issued to the following insiders of the Company (collectively, the "Management Debentureholders"). See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions".

Securityholder	Number of Units Acquired

Criterion Capital Corporation(1)	290

Stuart R. Ross	35

Bruce E. Morley	20

(1)	A company controlled by Douglas L. Mason, the President and Chief Executive Officer of the Company.

Private Placement of Units

On February 28, 2003, the Company completed a private placement of 125,000 units of the Company (the "Langridge Units") to Philip Langridge, a director of the Company, at a price of Cdn$0.80 per unit. Each Langridge Unit was comprised of one common share of the Company and one share purchase warrant that entitle Mr. Langridge to purchase one additional common share of the Company for a period of one year at a price of Cdn$0.80. These warrants expired on February 28, 2004 without being exercised.

Bridge Loan Financing

In order to secure additional working capital funding, in February 2004 the Company engaged Dundee Securities Corporation ("Dundee") to act as a finder in securing a bridge loan for the Company (the "Debt Financing") in consideration of receiving a cash fee (the "Finder's Fee") equal to 7% of the gross proceeds raised in the Debt Financing and 250,000 warrants (the "Debt Financing Warrants") entitling Dundee to purchase 250,000 common shares of the Company at an exercise price of Cdn$0.34 per common share for a period of two years following the date of issuance of the Debt Financing Warrants.

The Company and Quest Capital Corp. ("Quest") entered into an arm's length loan agreement dated March 4, 2004, as amended March 19, 2004 and April 6, 2004 pursuant to which Quest agreed to loan to the Company an aggregate of Cdn$1,350,000 (the "Quest Loan"). Quest advanced the proceeds of the Quest Loan to the Company in two separate tranches, first of which was completed on March 5, 2004 for the amount of Cdn$750,000, and second of which was completed on April 13, 2004 for the amount of Cdn$600,000. The Quest Loan bears an interest rate of 12% per annum compounded and payable monthly, and is secured by a charge over all of the Company's present and future assets and properties. The maturity date of the Quest Loan is October 4, 2004, subject to a six month extension at the Company's option.

In consideration for advancing the Quest Loan, on March 5, 2004 the Company issued 660,000 common shares (the "Bonus Shares") to Quest, and an additional 660,000 common shares are issuable to Quest if the Quest Loan is extended for a further six months. Pursuant to the terms of the Quest Loan, the Company was required to arrange for the sale of the Bonus Shares by July 6, 2004 at a price of Cdn$0.40 per Bonus Share. To facilitate the Quest Loan, Douglas L. Mason, the Company's President and Chief Executive Officer, agreed to purchase the Bonus Shares on July 6, 2004. See "Item 7. Major Shareholders and Related Party Transactions".

Concurrently with the Quest Loan, certain directors and officers of the Company (the "Management Group") entered into a loan agreement dated March 4, 2004, as amended April 6, 2004, pursuant to which the Management Group funded an additional Cdn$500,000 loan (the "Management Loan") on the same terms and conditions as the Quest Loan, but subordinated in priority and payment to the Quest Loan. Pursuant to the terms of Management Loan, the Company has agreed to issue to the Management Group an aggregate of 165,000 common shares, and an additional 165,000 common shares if the term of the loan is extended for a further six months. The issuance of these shares to the Management Group is subject to approval by the disinterested shareholders of the Company at the Company's next annual general meeting scheduled for June 25, 2004. See "Item 7. Major Shareholders and Related Party Transactions".

The Company presently intends to repay the Quest Loan and the Management Loan through a combination of proceeds from the expected sale of its office building in Burlington, Washington, funds from operations and future equity and/or debt financings. See below in this "Item 5. Working Capital Requirements".

Working Capital Requirements

The Company had a working capital deficit of $2,428,000 at March 31, 2004. The Company's principal source of its liquidity is its operating cash flow. The Company believes that its internal sources of liquidity, together with its operating line of credit (see "Liquidity and Capital Resources - Bank Indebtedness", below) may be sufficient to satisfy cash and working capital requirements, however, to the extent that such sources of liquidity are not sufficient, the Company intends to improve its working capital position through the sale of its office building in Burlington, Washington (currently under agreement of sale, which sale is expected to complete by late June or early July 2004), and the sale of certain other land and water rights in Canada. The Company intends to use the net proceeds from the expected sale of the Burlington office building to pay down the Quest Loan referred to above. Certain circumstances, including a reduction in the demand for the Company's products, an increase in operating costs, or general economic slowdowns could have a material impact on the Company's operating cash flow and liquidity.

The Company believes that improving performance of product sales will assist in enhancing the Company's working capital and cash resources. Additionally, as a follow up to the bridge loan financing with Quest (particulars of which are set forth above in this Item 5 under the heading "Liquidity and Capital Resources - Bridge Loan Financing"), the Company intends to proceed with raising additional funds for working capital purposes through equity and/or debt financings. Such financings may or may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders. See the risk factors and notes regarding "Forward-Looking Statements" and "Going Concern" assumptions set out in this annual report.

Bank Indebtedness

The Company's subsidiary, CC Beverage, has an operating line of credit available with a United States bank, which bears interest at U.S. prime rate plus 4% with a 12-month term ending July 24, 2004 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $2,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at December 31, 2003-$503,000). The weighted average interest rate for 2003 was 8.125% (2002 - 8.75%; 2001 - 4.71%). At December 31, 2003, $478,000 (2002-$702,000, of which $163,000 related to cheques in excess of funds) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

Long Term Debt

The Company's long term debt at December 31, 2003 was $1,799,000, which was comprised of various types of debt instruments, including promissory notes and mortgages. In February 2002, certain previous indebtedness and certain capital leases were assumed by Advanced H2O, Inc. ("AH2O"). See Notes 4 and 9 to the Company's audited financial statements for the year ended December 31, 2003 entitled "Discontinued operations" and "Long-Term Debt", respectively.

Contractual Obligations

	Payments Due by Period (12 months ending) December 31
Contractual Obligations ($ in thousands, except per share data)	Total	2004	2005	2006	2007	2008	2009 and thereafter

Operating line of credit	478	478	--	--	--	--	--
Long term debt	1,933	134	1,354	445	--	--	--
Operating leases (office equipment
and premises)	1,010	198	196	158	49	49	360
Consulting contracts	2,600	520	520	520	520	520	--

Total Contractual obligations(1)	6,021	1,330	2,070	1,123	569	569	360

(1)	See note 5 (Bank Indebtedness), note 9 (Long-term Debt) and note 17 (Commitment and Contingencies) to the Company’s audited financial statements for the year ended December 31, 2003.

The Company intends to fund its contractual obligations through cash flow from operations and from anticipated future debt and/or equity financing.

Short Term Debt Subsequent to December 31, 2003

Subsequent to December 31, 2003, the Company incurred certain short debt obligations totaling $1,391,000 , the particulars of which are set forth above in this Item 5 under the heading “Liquidity and Capital Resources – Bridge Loan Financing”.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Trends

There is a continuing trend in the new age beverage industry toward greater consolidation of brand ownership and product distribution as major beverage companies acquire both new age and traditional soft drink beverage brands. This consolidation within the new age beverage industry has brought about a similar consolidation in manufacturing and distribution as some of the major beverage companies attempt to integrate their brands with manufacturing and distribution facilities and networks. In this regard, the Company intends to continue its focus on maintaining and expanding its current market share through ongoing marketing and distribution initiatives, and through alignment with stronger distribution networks throughout the United States. In addition to evaluating potential strategic transactions, the Company also intends to continue with its focus of developing new products, extending existing brands and seeking out further product licensing and co-packing opportunities. See “Item 4. Information on the Company — Business Overview” and “– Operations and Distributions”.

The most significant trends reflected in the Company’s recent financial results are declining sales revenues and a deterioration in the Company’s working capital position. Other than in 2001, where revenues increased slightly, the Company’s revenues have declined each year since 1996. The Company had revenues of $13,270,000 during the year ended December 31, 2003, compared to $20,447,000 in 2002, $23,257,000 in 2001, $23,247,000 in 2000, $31,418,000 in 1999, and $35,153,000 in 1998. In connection with the sale of the Company’s home and office water business assets and its production facility assets (i.e. including co-pack business and Cascade Clear brand), reported sales revenues for 2002 did not include the sales revenues of these divested business assets. These divested business segments generated approximately 18.4% of the Company’s total sales revenues during the year ended December 31, 2001 and 19.6% of the Company’s total sales revenues during the year ended December 31, 2000. In future periods the Company will only be reporting sales revenues from continuing operations for current and comparative periods, therefore such revenues will not reflect the sales generated by the business assets that were divested. As of December 31, 2003, the agreement with Reebok terminated. Sales of Reebok product accounted for 10.4% of total sales in 2003.

Legal Proceedings

Other than as set out below, there are no material legal proceedings to which the Company is a party or to which any of its properties is subject, nor are any such proceedings known to be contemplated.

Dispute with Ralph Moyal

In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company’s Ontario subsidiary, Blue Mountain Springs Ltd. (“Blue Mountain”), and Gerry McGrath (“McGrath”). The plaintiff, Ralph Moyal (“Moyal”), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith Moyal is seeking an order setting aside the share purchase agreement (the “Share Purchase Agreement”) pursuant to which the Company acquired Blue Mountain for Cdn$4.5 million from the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the “Vendors”), who are the daughters of the defendant, McGrath. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claims of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement by which it acquired the shares in Blue Mountain. The Company has delivered a statement of defence, counterclaim and crossclaim in which it has claimed damages against Moyal, as a result of the registration of the certificate of pending litigation, the right to set off any and all damages, costs and interest incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for McGrath and Moyal who were involved with the transactions. In connection with the Share Purchase Agreement, the Company has withheld certain payments (approximately Cdn$1,750,000) to the Vendors based on the Company’s indemnity and set off rights thereunder and as a result of the undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. The trial of these claims is presently scheduled to be heard in April 2005.

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (“Continental”). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of Cdn$2.4 million plus interests and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. A trial date for this matter has not been set.

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

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The following table states the names of the directors and officers of the Company, all positions and offices held with the Company, their principal occupation or employment, the dates upon which they were most recently and initially elected or appointed directors of the Company, if applicable, and the number and percentage of outstanding shares of the Company beneficially owned, directly or indirectly, by each of them as of May 7, 2004.

Name	Principal Occupation & Residence	Date of Appointment as Director (if applicable)	Position(s) Held	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)

Douglas L. Mason	President and Chief	Most Recent	President, Chief	241,546(3)(4)	3.08%
	Executive Officer of	Appointment:	Executive Officer
	the Company, West	June 24, 2002	and Director
Vancouver, Canada
Initial Appointment:
June 2, 1986

Stuart R. Ross	Accounting and	Most Recent	Chief Financial	51,100(3)	0.7%
	Financial Consultant	Appointment:	Officer and
	West Vancouver,	June 23, 2000	Director
Canada
Initial Appointment:
January 13, 1988

Bruce E. Morley	Barrister &	Most Recent	Chief Legal	11,764(3)	0.2%
	Solicitor,	Appointment:	Officer, Secretary
	West Vancouver,	June 23, 2000	and Director
Canada
Initial Appointment:
June 29, 1994

Name	Principal Occupation & Residence	Date of Appointment as Director (if applicable)	Position(s) Held	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)

Tom Koltai	Chief Operating	N/A	Chief Operating	2,234	0.03%
	Officer of the		Officer
Company, Surrey,
Canada

Kevin Doran	Senior Vice	N/A	Senior Vice	nil	nil
	President,		President,
	Marketing and Sales		Marketing and
	of the Company,		Sales
Vancouver, Canada

Glen D. Foreman	Beverage Marketing	Most Recent	Director	14,872	0.2%
	Consultant,	Appointment:
	Richmond, Canada	June 23, 2000

Initial Appointment:
October 6, 1988

Nigel G. Woodall	Chartered	Most Recent	Director	11,349	0.2%
	Accountant, North	Appointment:
	Vancouver, Canada	June 24, 2002

Initial Appointment:
October 10, 1997

Neville W. Kirchmann	President and Chief	Most Recent	Director	4,705	0.07%
	Executive Officer of	Appointment:
	Kirchmann Holdings	June 29, 2001
Ltd., a private
	holding company,	Initial Appointment:
	Toronto, Canada	June 26, 1998

Gerald M. Astor	President and Chief	Most Recent	Director	1,848	0.03%
	Executive Officer of	Appointment:
	Advanced Energy	September 25, 2000
Management Systems
	Inc., a California	Initial Appointment:
	based energy	September 25, 2000
management company,
Sherman Oaks,
California

Philip Langridge	Chairman and CEO of	Most Recent	Director	125,000	1.8%
	Churchill Property	Appointment:
	Group Inc., a real	February 12, 2003
estate investment
	company, West	Initial Appointment:
	Vancouver, Canada	February 12, 2003

(1)	The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the above named persons individually. Beneficial shareholdings do not include stock options or other rights to acquire shares of the Company. For further information regarding stock option holdings and other rights to acquire shares of the Company, see "Options and Stock Appreciation Rights (SARs)" and "Share Ownership" below and see "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Private Placement."

(2)	Percentage calculations are based on 7,828,682 common shares issued and outstanding as of May 7, 2004.

(3)	In addition to such shareholdings, Waterfront Capital Corporation ("Waterfront") owns 422,100 shares of the Company. Each of Douglas L. Mason and Stuart R. Ross is a director, officer and shareholder of Waterfront. Bruce E. Morley is a director and shareholder of Waterfront.

(4)	In addition to such shareholdings, Douglas L. Mason has agreed to purchase 660,000 shares of the Company from Quest Capital Corp. on July 6, 2004 and Criterion Capital Corporation, a company wholly-owned by Douglas L. Mason owns 290 Debentures. See "Item 7. Major Shareholders and Related Party Transactions".

Douglas L. Mason
President, Chairman, Chief Executive Officer and Director

Douglas L. Mason pilots the Company with a proven business approach and entrepreneurial vision. As President and Chief Executive Officer of the Company since 1986, Mr. Mason spearheads the Company’s strategic business planning as well as all corporate and brand initiatives. Mr. Mason brings extensive experience in the food and beverage industry to the Company. His background includes a senior management position with a major North American grocery chain as well as serving as Canadian President for Jolt Cola. Prior to co-founding Clearly Canadian®, Mr. Mason was President of California Cooperage Canada, a leading Western Canadian recreational goods supplier. As a native of Vancouver, B.C., Mr. Mason shares an interest in playing an active role in the greater Vancouver community. He serves as Trustee and past-Chair for the Sports Hall of Fame, a non-profit society dedicated to sport in B.C. and is currently vice-chair of the B.C. Sports Hall of Fame and Museum Foundation. In 1992, Mason was honoured as Vancouver’s Financial Entrepreneur of the Year.

Stuart R. Ross
Chief Financial Officer and Director

Stuart R. Ross has worked for the Company since 1988, serving in several senior management positions, including Executive Vice President responsible for coordinating and managing all functions relating to the administration of the Company. As Chief Financial Officer, Mr. Ross is responsible for the overall guidance of the Company in areas of financial planning, tax structure and planning, corporate financings, mergers and acquisitions. Mr. Ross also directs other matters relating to public company reporting as well as shareholder and analyst communications and compliance. Prior to joining the Company, Mr. Ross served as Controller for a number of leading Western Canadian-based corporations over a fifteen year period.

Bruce E. Morley
Chief Legal Officer, Secretary and Director

From June 1994 to present, Bruce E. Morley has been the Chief Legal Officer and a director of the Company. Mr. Morley has extensive experience in corporate and legal matters. He received his Bachelor of Law degree in 1980 and was called to the Bar in May of 1981 and is a member in good standing with the Law Society of British Columbia. With his legal and corporate background, Mr. Morley provides expertise on a wide variety of business, corporate and legal matters, as well as compliance and reporting issues.

Tom Koltai
Chief Operating Officer

As Chief Operating Officer, Tom Koltai leads the Company’s marketing, sales and operations efforts. Since joining the Company in 1995, Mr. Koltai has held senior management positions encompassing Operations, Production, Logistics and Sales Services. A firm believer in continuous improvement, Mr. Koltai is focused on strengthening the Company’s distribution, sales and cost competitiveness. Prior to joining the Company, Mr. Koltai held several senior management positions in his 14 year career at Molson Breweries, Petro-Canada and Gulf Canada Products Limited. Mr. Koltai earned his degree in Economics from the University of Victoria, Canada.

Kevin Doran
Senior Vice President, Marketing and Sales

As Senior Vice President of Marketing and Sales, Kevin Doran is responsible for the development and execution of sales and marketing objectives and strategies for the Company. Prior to joining the Company, Mr. Doran was Vice President of Sales, Marketing and Logistics for BC Hot House Foods Inc. where he led the Canadian food exporter to significant sales growth and meaningful chain penetration in the United States. Prior to this, Mr. Doran held several senior marketing and merchandising roles at Shoppers Drug Mart, a leading Canadian pharmacy chain.

Glen D. Foreman
Director

Glen D. Foreman joined the Company in 1988 as Director of Marketing. In July 1989, he was appointed Vice-President of Sales and Marketing and thereafter was appointed as the Chief Operating Officer. Prior to joining the Company, Mr. Foreman had been with Coca-Cola Company for fifteen years. In December 1999, Mr. Foreman retired from his management role with the Company, however, has remained as an active member of the Board of Directors. Mr. Foreman is a graduate of the University of Pennsylvania.

Nigel G. Woodall
Director

Nigel G. Woodall is a chartered accountant and joined the Company in 1987. Mr. Woodall was an officer from July 1991 to January 1999, and appointed as a director in October 1997. From 1984 to 1987 Mr. Woodall was controller of the Clark Forklift Truck Dealership for British Columbia. From 1980 to 1984 he was controller of the Bushnell Division of Bausch & Lomb Canada Inc.

Neville W. Kirchmann
Director

Neville W. Kirchmann was appointed as a director of the Company in June 1998. Mr. Kirchmann is President of Kirchmann Holdings, a diversified holding company. Mr. Kirchmann was previously the President and Chief Operating Officer of the Princess Margaret Hospital Foundation, which raises funds for cancer research at the Ontario Cancer Institute. Mr. Kirchmann has previously been with Coca-Cola Ltd., Coca-Cola Beverages Ltd., and Coca-Cola Southern African Division for approximately 30 years, serving in various executive positions including nine years as President and Chief Executive Officer of Coca-Cola Ltd. Mr. Kirchmann is presently a director of Falconbridge Ltd.

Gerald M. Astor
Director

Gerald M. Astor was appointed as a director of the Company in October 2000. Mr. Astor is President of Advanced Energy Management Systems, Inc., a California-based manufacturer of a line of proprietary energy saving products. During his business career, Mr. Astor has held senior level positions with several U.S. and international companies, including Mattel Corporation, US Seiko, Akai America and Odetics International.

Philip J. Langridge
Director

Mr. Langridge was appointed as a director of the Company in February 2003. He is currently the Chairman and Chief Executive Officer of Churchill Property Group Inc., a real estate investment, development and management company that operates in Canada and the United States. Mr. Langridge has also served as Vice President for Development for British Pacific Properties in Canada and Managing Director of Real Estate Investments for Macluan Capital, and is a fellow of the Royal Institution of Chartered Surveyors.

Executive Compensation

Summary of Compensation

The following table sets forth all annual and long term compensation for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2003, 2002, and 2001 paid to the Company’s Chief Executive Officer and the next four most highly compensated executive officers of the Company (the “Named Executive Officers”).

Summary Compensation Table
(stated in U.S. dollars)

		Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)

Douglas L. Mason(1)	2003	172,034	nil	nil	112,000	nil	nil	nil
President and Chief	2002	176,333	nil	nil	90,000	nil	216,691(2)
Executive Officer	2001	217,955	nil	nil	75,000	nil	nil	nil

Stuart R. Ross(1)	2003	111,746	nil	nil	88,000	nil	nil	nil
Chief Financial	2002	135,812	nil	nil	70,000	nil	nil	100,761(2)
Officer	2001	155,004	nil	nil	60,000	nil	nil	nil

Bruce E. Morley(1)	2003	147,713	nil	nil	67,000	nil	nil	nil
Chief Legal Officer	2002	137,993	nil	nil	70,000	nil	nil	100,761(2)
and Secretary	2001	168,020	nil	nil	60,000	nil	nil	nil

Tom Koltai	2003	136,122	nil	nil	30,000	nil	nil	nil
Chief Operating	2002	125,000	nil	nil	110,000	nil	nil	nil
Officer	2001	97,973	nil	nil	20,000	nil	nil	nil

Kevin Doran(3)	2003	111,259	nil	nil	45,000	nil	nil	nil
Senior Vice	2002	26,002	nil	nil	40,000	nil	nil	nil
President,	2001	nil	nil	nil	nil	nil	nil	nil
Marketing and
Sales

(1)	Compensation is paid to companies controlled by the Named Executive Officer on a fees basis for consulting services rendered to the Company.

(2)	In 2001, shareholders of the Company approved an arrangement for the reduction in the fees payable under certain consulting agreements between the Company and companies (the "Consulting Companies") controlled by each of Douglas L. Mason, Stuart R. Ross and Bruce E. Morley. The consulting agreements were amended so as to reduce the annual ongoing fees payable thereunder by between 15% and 23%. In exchange, the Company agreed to pay the Consulting Companies an aggregate of $418,213 in cash and 428,580 common shares of Waterfront Capital Corporation (the "Waterfront Shares"), a company listed on the TSX Venture Exchange, all as set forth in the information circular prepared in connection with the Company's 2001 annual general meeting. The consideration was paid to the Consulting Companies in 2002. The value attributable to each Waterfront Share transferred to the Consulting Companies was $0.15. The closing price of the Waterfront Shares, as sold through the TSX Venture Exchange on the last day the shares traded prior to the date of transfer was Cdn$0.05.

(3)	Mr. Doran joined the Company as Senior Vice President, Marketing and Sales in September 2002.

Options and Stock Appreciation Rights (SARs)

The Company maintains a stock option plan (the "Stock Option Plan") that was initially approved by the Company's shareholders at the Company's annual meeting held on June 27, 1997. An amendment to the Stock Option Plan was subsequently approved by the shareholders at an annual meeting held on June 29, 2001. The amendment increased the number of common shares of the Company issuable under the Stock Option Plan to 1,750,000, representing approximately 25% of the issued and outstanding common shares of the Company at that time. The Stock Option Plan is administered by the Company's secretary, or such other officer or employee of the Company as may be designated by the board of directors of the Company. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. As at May 7, 2004, there are options outstanding under the Stock Option Plan entitling the holders of the options to purchase up to 1,704,336 common shares at varying exercise prices.

During the year ended December 31, 2003, the Company granted 570,000 options under the Stock Option Plan. The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Weighted average grant date fair value	Cdn$ 0.56
Risk free interest rate	3.00%
Expected life	10 years
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	--

If the Company had adopted the fair value method of accounting, the Company would have recorded a compensation expense of $302,000 in respect of the stock options granted in the year. The Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

	2003 $	2002 $	2001 $
Loss for the year before stock based compensation	(3,713)	(3,583)	(8,753)
Stock-based compensation	(221)	(302)	(297)

Pro forma loss for the year	(3,934)	(3,885)	(9,050)

Basic and diluted loss per share as reported	(0.55)	(0.54)	(1.32)
Per share impact of stock-based compensation	(0.03)	(0.04)	(0.05)

Pro forma loss per share	(0.58)	(0.58)	(1.37)

The following table sets out details of incentive stock options to purchase common shares of the Company outstanding as of May 7, 2004:

Holders	No. of Shares	Exercise Price (Cdn$)		Market Price at date of Grant (Cdn$)	Expiry Date
Officers of Company:	17,002	$0.65	(1)	$4.15	04/04/2006
	58,352	$0.65	(1)	$3.70	10/29/2006
	2,488	$0.65	(1)	$3.30	11/04/2006
	70,588	$0.65	(1)	$1.50	01/05/2008
	52,395	$0.65	(1)	$1.40	12/23/2009
	215,000	$1.15		$1.15	02/21/2011
	340,000	$1.25		$1.40	05/15/2012
	40,000	$1.00		$1.00	09/23/2012
	165,000	$0.70		$0.70	02/11/2013
	177,000	$0.65		$0.63	04/29/2013
	1,137,825

Directors of Company (who	4,373	$0.65	(1)	$4.15	04/04/2006
are not also Officers):	17,882	$0.65	(1)	$3.70	10/29/2006
	23,529	$0.65	(1)	$1.50	01/05/2008
	5,882	$0.65	(1)	$0.85	09/03/2008
	25,000	$1.05		$1.00	11/15/2010
	30,000	$1.25		$1.40	05/15/2012
	65,000	$0.70		$0.70	02/11/2013
	18,000	$0.65		$0.63	04/29/2013
	189,666

Holders	No. of Shares	Exercise Price (Cdn$)		Market Price at date of Grant (Cdn$)	Expiry Date

Employees of Company:	1,802	$0.65		$4.15	04/04/2006
	588	$0.65		$2.11	03/27/2007
	28,236	$0.65	(1)	$1.05	01/05/2008
	42,462	$0.65	(1)	$1.40	12/23/2009
	40,000	$1.15		$1.15	02/21/2011
	15,000	$1.35		$1.35	08/23/2011
	45,000	$0.65		$0.63	04.29.2013
	173,088

Employees of Subsidiaries:	10,000	$1.35		$1.35	08/23/2011
	35,000	$0.65		$0.63	04/29/2013
	10,000	$0.65		$0.48	09/08/2013
	55,000

Consultants of Company and	1,992	$0.65	(1)	$4.15	04/04/2006
Subsidiaries:	100,000	$0.40		$0.36	04/15/2006
	11,765	$0.65		$1.05	01/05/2008
	35,000	$0.65		$0.63	04/29/2008
	148,757

Total Options:	1,704,336

(1)	Certain previously granted stock options were repriced by the Company as of May 2, 2003, which repricing was approved by shareholders at general meeting held on June 26, 2003 and accepted by The Toronto Stock Exchange on August 21, 2003.

The following table sets forth stock options granted to Named Executive Officers during the financial year ended December 31, 2003:

Option/SAR grants during the
most recently completed financial year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn$/Security)	Expiration Date

Douglas L. Mason	40,000	17.4%	$0.70	$0.66	February 11, 2013

	72,000	22.5%	$0.65	$0.60	April 29, 2013

Stuart R. Ross	30,000	13.0%	$0.70	$0.66	February 11, 2013

	58,000	18.1%	$0.65	$0.60	April 29, 2013

Bruce E. Morley	30,000	13.0%	$0.70	$0.66	February 11, 2013

	37,000	11.6%	$0.65	$0.60	April 29, 2013

Tom Koltai	30,000	13.0%	$0.70	$0.66	February 11, 2013

Kevin Doran	35,000	15.2%	$0.70	$0.66	February 11, 2013

	10,000	3.1%	$0.65	$0.60	April 29, 2013

Aggregated option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

The following table sets forth details of all exercises of stock options/SARs by Named Executive Officers during the Company's fiscal year ended December 31, 2003 and the fiscal year end value of unexercised options/SARs on an aggregated basis:

			Unexercised Options/SARs at December 31, 2003		Value of Unexercised in-the-Money Options/SARs at December 31, 2003(2)

Name	Securities Acquired or Exercised (#)	Aggregate Value Realized(1) ($)	Exercisable (#)	Unexercisable (#)	Exercisable (#)	Unexercisable (#)

Douglas L. Mason	nil	nil	339,659	nil	nil	nil

Stuart R. Ross	nil	nil	267,490	nil	nil	nil

Bruce E. Morley	nil	nil	246,176	nil	nil	nil

Tom Koltai	nil	nil	199,500	nil	nil	nil

Kevin Doran	nil	nil	85,000	nil	nil	nil

(1)	"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)	"In-the-Money Options" means the excess of the market value of the Company's shares on December 31, 2003 over the exercise price of the options. The closing price of the Company's shares on December 31, 2003 was Cdn$0.30.

Option and SAR Repricings

In order to reduce the discrepancy in exercise price of stock options that developed over time among the Company’s stock option holders and to reflect the prevailing market prices of the Company’s shares during 2003 as well as continue providing stock option holders with a further incentive to promote and serve the Company’s interests, during the Company’s fiscal year ended December 31, 2003 the Company reduced the exercise price of certain stock options previously granted (the “Options”). The following table sets forth details of the Options previously granted to Named Executive Officers that were repriced during the Company’s fiscal year ended December 31, 2003:

Table of option and SAR repricing during the most recently completed financial year

Name	Date of Repricing	Securities Under Options/SARs Repriced or Amended(1)	Market Price of Securities at Time of Repricing or Amendment (Cdn$/Security)	Exercie Price at Time of Repricing or Amendment (Cdn$/Security)	New Exercise Price (Cdn$/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment

Douglas L. Mason	May 2/03	6,246	$0.65	$1.75	$0.65	3 years
	May 2/03	24,282	$0.65	$1.75	$0.65	3 years, 6 months
	May 2/03	28,235	$0.65	$1.75	$0.65	4 years, 8 months
	May 2/03	3,896	$0.65	$1.50	$0.65	6 years, 8 months

Stuart R. Ross	May 2/03	4,373	$0.65	$1.75	$0.65	3 years
	May 2/03	17,882	$0.65	$1.75	$0.65	3 years, 6 months
	May 2/03	23,529	$0.65	$1.75	$0.65	4 years, 8 months
	May 2/03	3,706	$0.65	$1.50	$0.65	6 years, 8 months

Name	Date of Repricing	Securities Under Options/SARs Repriced or Amended(1)	Market Price of Securities at Time of Repricing or Amendment (Cdn$/Security)	Exercie Price at Time of Repricing or Amendment (Cdn$/Security)	New Exercise Price (Cdn$/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment

Bruce E. Morley	May 2/03	4,165	$0.65	$1.75	$0.65	3 years
	May 2/03	16,188	$0.65	$1.75	$0.65	3 years, 6 months
	May 2/03	18,824	$0.65	$1.75	$0.65	4 years, 8 months
	May 2/03	9,999	$0.65	$1.50	$0.65	6 years, 8 months

Tom Koltai	May 2/03	2,218	$0.65	$1.75	$0.65	3 years
	May 2/03	2,488	$0.65	$1.75	$0.65	3 years, 6 months
	May 2/03	34,794	$0.65	$1.50	$0.65	6 years, 8 months

(1)	On February 18, 1999, the common shares of the Company were consolidated on the basis of 4.25 old for 1 new common share. These securities positions are provided as of December 31, 2003, and therefore, are reflected on the post-consolidated basis.

Employment, Management and Consulting Agreements

Certain of the Named Executive Officers, or companies controlled by them (the “Contracted Party or Parties”), have employment, management or consulting agreements (the “Agreements”) with the Company. The Agreements are for terms of three to five years and are renewable on an evergreen basis. The fees payable under the Agreements are subject to annual review, however any increase or decrease in the fee payable to a Contracted Party requires the agreement of the Company and the Contracted Party. Additionally, under such Agreements, provision is made for reimbursement of any expenses actually and properly incurred by the Contracted Parties.

The Agreements expire on the occurrence of the earliest of the following:

(a)	the resignation of the Contracted Party;

(b)	the Company terminating the Contracted Party’s services with cause upon certain “Events of Termination” (as defined therein); and

(c)	the Company giving notice of termination to the Contracted Party without cause (i.e. without an Event of Termination having occurred).

If the Agreements are terminated without cause in accordance with item (c) above, such Agreements provide that the Company is obliged to pay the Contracted Parties an amount calculated by multiplying the annual fee then payable by between two and five times (the Company’s payment requirements vary amongst the respective Contracted Parties). As at December 31, 2003, the minimum aggregate obligation to be assumed by the Company, as referred to above, is approximately $2,142,246.

Composition of the Compensation Committee

The Company’s compensation committee is comprised of three directors, namely, the Company’s Chief Financial Officer, Stuart R. Ross, Neville W. Kirchman and Nigel G. Woodall. The compensation committee engages the services of outside consultants provided by other comparable companies within the beverage industry. For description of the interests of the members of the compensation committee in the material transactions. Item 7: “Related Party Transactions.”

Report on Executive Compensation

During the most recently completed financial year, the Company’s compensation committee set compensation of executive officers (including the Named Executive Officers) in a manner consistent with the compensation provided by other comparable companies within the beverage industry.

The Company’s executive compensation program is based in part on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the beverage industry and companies of comparable size, thereby enabling the Company to compete for and retain executives important to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

The objectives of the executive compensation strategy are as follows: (i) to attract and retain talented and effective individuals to provide those functions which are important to the Company’s success; (ii) to encourage and recognize high levels of performance by linking achievement of specific goals with inventive compensation; and (iii) to establish a clear linkage between long term executive compensation and the interests of the Company and its shareholders.

The Company’s executive compensation program has four components: (i) base salary; (ii) bonus compensation; (iii) stock option grants; and (iv) other compensation and benefits. These components may be summarized as follows:

•   Base Salary

The Company approves ranges for base salaries for executive officers at all levels of the Company and its subsidiaries based upon its own analysis of appropriate external comparisons and industry reviews, together with periodic advice received from independent consultants and reviews of market data from peer groups, industry and national surveys. The level of base salary for each executive officer within a specified range is determined by the Company based primarily on the executive officer’s past performance, as well as by the level of responsibility, expertise and the importance of the executive officer’s position to the Company.

•   Bonus Compensation

Officers and employees of the Company are eligible for annual incentive awards. Corporate performance, as assessed by the compensation committee and the board of directors, determines the bonus compensation to be paid by the Company to all eligible officers and employees. The targets for corporate performance established by the board of directors are set primarily by reference to the Company’s expected financial performance during the fiscal year, as well as by reference to other significant factors, such as, cash management, strategic business development and management of personnel resources. The compensation committee and the board of directors have the discretion to modify corporate performance targets throughout the year.

•   Stock Option Grants

The Company’s Stock Option Plan is administered by the Company’s secretary, or such other officer or employee of the Company as may be designated by the board of directors of the Company. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Company considers stock option grants when reviewing executive officer compensation packages as a whole.

•   Other Compensation and Benefits

Benefits are maintained at a level which is competitive overall in relation to appropriate external comparisons. Executive officers of the Company are entitled to certain perquisites which vary with their level of responsibility. These perquisites are considered part of a competitive compensation package and are not always related to corporate performance.

•   Chief Executive Officer’s Compensation

The basis upon which the compensation of the Company’s Chief Executive Officer is determined is consistent with the compensation policy and structure which is applicable to all of the Company’s executive officers.

Compensation of Directors

During its most recently completed financial year, the Company paid and/or accrued an aggregate of Cdn$54,500 to five directors. Such directors are not executive officers and such compensation was paid to them for services rendered in their capacity as directors of the Company or for their involvement in board committees.

In their positions as directors/officers of the Company and for services rendered and responsibilities assumed in such capacity, certain directors/officers participate in and have benefit entitlements under the Company’s executive retirement plan (See “Item 6. Executive Compensation — Executive Retirement Plan”) as well as entitlement to medical, dental, insurance benefits and to stock option compensation. If the agreements with certain directors/officers are terminated without cause, or if such director/officer resigns following a change in de facto control of the Company, the Company is obligated to pay such director/officer an amount equal to the remaining premiums payable under the executive retirement plan.

Committees of the Board of Directors

The board of directors of the Company has established the following committees:

•	Audit Committee: The audit committee reviews the annual and interim financial statements of the Company and certain other public disclosure documents required by regulatory authorities and makes recommendations to the board of directors with respect to such statements and documents. This committee also makes recommendations to the board of directors regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Company’s business and risk management programs relating thereto. This committee also reviews with the auditors and management the adequacy of the internal accounting control procedures and systems within the Company, considers the audit procedures of the Company and reviews and approves the non-audit services to be performed by the independent accountants. During the fiscal year ended December 31, 2003, no non-audit services were performed or approved by the audit committee to be performed by the Company’s independent accountants, other than certain tax compliance services which the audit committee believes that the independent accountants could provide without impairing their independence. The audit committee is comprised of Philip Langridge, Nigel G. Woodall and Neville W. Kirchmann, who are all independent directors.

•	Nominating Committee: The nominating committee is responsible for finding and nominating qualified candidates to serve as directors of the Company. The nominating committee regularly considers proposed appointments of additional directors. The nominating committee is comprised of Douglas L. Mason, Bruce E. Morley, Gerald M. Astor and Glen D. Foreman. Mr. Astor and Mr. Foreman are independent directors.

•	Compensation Committee: The compensation committee is responsible for assessing compensation payable to executive officers and employees of the Company and is comprised of Stuart R. Ross, Nigel G. Woodall and Neville W. Kirchmann. Mr. Woodall and Mr. Kirchmann are independent directors.

Employees

As of December 31, 2003, the Company and CC Beverage had a total of approximately 28 employees. Of this number, approximately 16 employees work in various management and administration positions in the Company’s corporate head office in West Vancouver, British Columbia. Approximately 12 employees of the Company and CC Beverage are involved in various sales, marketing and operations activities and work out of their home offices at various locations in the United States and Canada.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is neither directly nor indirectly owned or controlled by another corporation or by any foreign government. To the knowledge of the Company, there are no arrangements which may at a subsequent date result in a change of control of the Company. All holders of the Company’s common shares have the same voting rights.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company as at May 7, 2004, excluding shares held by clearing agencies:

Member	Number of Shares	Percentage of Issued Capital(2)

Quest Capital Corp.(1)	660,000	8.5%

(1)	Douglas L. Mason has agreed to purchase these shares from Quest Capital Corp. on July 6, 2004. See "Related Party Transactions" below.
(2)	Based on 7,828,682 issued and outstanding common shares as of May 7, 2004.

As at May 7, 2004, the total number of common shares owned or controlled by senior management and the directors of the Company and its subsidiaries as a group was 886,519 common shares, representing 11.3% of the total issued and outstanding common shares. This total includes common shares held by Waterfront Capital Corporation, a corporation that has three directors in common with the Company.

As at May 7, 2004, 2,955,993 common shares of the Company, representing 37.76% of the total issued and outstanding common shares, were held of record by shareholders whose address of record is in Canada, and 4,844,821 common shares of the Company, representing 61.9% of the total issued and outstanding shares, were held by shareholders whose address of record is in the United States.

Related Party Transactions

Management Loan

Concurrently with the Quest Loan (See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Bridge Loan Financing"), certain directors and officers of the Company (the "Management Group") entered into a loan agreement with the Company dated March 4, 2004, as amended April 6, 2004, pursuant to which the Management Group funded an additional Cdn$500,000 to the Company (the "Management Loan"). The Management Loan bears an interest rate of 12% per annum compounded and payable monthly. The Management Loan is secured by a charge over all of the Company's present and future assets and properties, but is subordinated in priority and payment to the Quest Loan. The maturity date of the Management Loan is October 4, 2004, subject to a six month extension. Pursuant to the terms of Management Loan, the Company has agreed to issue to the Management Group an aggregate of 165,000 common shares, and has agreed to issue an additional 165,000 common shares if the term of the loan is extended for a further six months. The issuance of these shares to the Management Group is subject to approval by the disinterested shareholders of the Company at the Company's next annual general meeting scheduled for June 25, 2004. The following table sets out the number of the shares issuable to the members of the Management Group:

Name	Initial Shares	Extension Shares(4)

Criterion Capital Corporation(1)	107,844	107,844
Bruce E. Morley(2)	4,554	4,554
Glen D. Foreman(3)	4,554	4,554
Neville Kirchmann(3)	4,554	4,554
Phillip Langridge(3)	43,494	43,494

(1)	A company controlled by Douglas L. Mason, the President and Chief Executive Officer and Director the Company
(2)	Chief Legal Officer, Secretary and Director of the Company
(3)	Director of the Company
(4)	If the term of the Management Loan is extended from October 4, 2004 for a further six months.

Private Placements

•	In consideration of Quest providing the Quest Loan to the Company, the Company issued to Quest 660,000 of its common shares as bonus shares (the “Quest Shares”). Pursuant to the terms of the Quest Loan, the Company was required to arrange the sale of the Quest Shares by no later than July 6, 2004. In order to facilitate the Quest Loan, Douglas L. Mason, the Company’s Chief Executive Officer and Director, has, subject to the approval by the Toronto Stock Exchange, agreed to purchase the Quest Shares at a price of Cdn$0.40 per share from Quest on July 6, 2004. Mr. Mason may assign his requirement to purchase the Quest Shares to a third party. The Company is using all reasonable efforts to arrange for the purchase of the Quest Shares by an arm’s length third party.

•	On December 3, 2002, the Company completed a private placement (the “December Private Placement”) of 670 debenture units of the Company (the “Debenture Units”) at a price of Cdn$1,000 per unit. Each Debenture Unit is comprised of a secured convertible 10% debenture in the principal amount of Cdn$1,000 (collectively, the “Debentures”) and 1,250 share purchase warrants. The Debentures were originally repayable, or convertible into common shares of the Company at a conversion price of Cdn$0.80 per share, up to and including December 1, 2003. However, in October 2003, the debenture holders agreed to extend the maturity date for the Debentures to December 1, 2006. Of the 670 Debenture Units issued, 345 were issued to the following insiders of the Company.

Securityholder	Number of Units Acquired

Criterion Capital Corporation(1)	290
Stuart R. Ross	35
Bruce E. Morley	20

(1)	A company controlled by Douglas L. Mason, the President and Chief Executive Officer of the Company.

•	On February 28, 2003, the Company completed a private placement (the "February Private Placement") of 125,000 units of the Company (the "Langridge Units") to Philip Langridge, a director of the Company, at a price of Cdn$0.80 per unit. Each Langridge Unit was comprised of one common share of the Company and one share purchase warrant that entitled Mr. Langridge to purchase one additional common share of the Company for a period of one year at a price of Cdn$0.80. The warrants exercisable pursuant to the Langridge Units expired on February 28, 2004, without being exercised.

Amendments to Consulting Contracts

At the Company's 2001 annual general meeting, shareholders approved an arrangement for the reduction in the fees payable under certain agreements (the "Consulting Agreements") between the Company and companies (the "Consulting Companies") controlled by each of Douglas L. Mason, Stuart R. Ross and Bruce E. Morley. The Consulting Agreements were amended so as to reduce the ongoing fees payable under the Consulting Agreements by between 15% and 23%. The reduction in the amount of the fees also had the effect of reducing the amount payable by the Company in the event of termination of the Consulting Companies without cause. In exchange for agreeing to the reduction, the Consulting Companies each received a lump sum payment consisting of a combination of cash and common shares of Waterfront Capital Corporation (held as a long-term investment by the Company), all as set out in the information circular prepared in connection with the Company's 2001 annual general meeting.

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

ITEM 8.   FINANCIAL INFORMATION

See Item 18 and see Item 5 for additional financial information related to the Company.

See "Item 5. Operating and Financial Review and Prospects - Legal Proceedings" for information related to legal proceedings.

ITEM 9.    THE OFFER AND LISTING

The Company's common shares were listed for trading on the Vancouver Stock Exchange (the "VSE") on January 25, 1984 and, on September 3, 1987, the shares of the Company commenced trading through the National Association of Securities Dealers Automated Quotation ("Nasdaq") system. On December 3, 1997, the Company's shares were listed for trading on The Toronto Stock Exchange (the "TSX"). On January 9, 1998, the Company voluntarily delisted its securities from the VSE. On February 14, 2001, the Company's shares were delisted from Nasdaq (based on non-compliance with Nasdaq's minimum bid price and minimum market value requirements for continued listing) and concurrently its shares began trading in the United States on the National Association of Securities Dealers OTC Bulletin Board. As a result, the Company's shares presently trade through the facilities of the TSX (trading symbol: CLV) and on the OTC Bulletin Board (trading symbol: CCBC).

On February 18, 1999, the common shares of the Company were consolidated on the basis of 4.25 old for 1 new common share. The market price information provided in the tables below represents actual trading prices and has not been adjusted to account for the consolidation.

The following table sets out the annual high and low sale prices (in Canadian dollars) for the common shares traded on the TSX for the period from January 1, 1999 through December 31, 2003:

Year	Cdn$ High	Cdn$ Low
1999	$5.74	$1.30
2000	$3.00	$0.65
2001	$1.95	$0.75
2002	$1.50	$0.61
2003	$0.80	$0.25

The following table sets out the annual high and low sale prices (in U.S. dollars) for the common shares of the Company traded on Nasdaq and the National Association of Securities Dealers OTC Bulletin Board for the period from January 1, 1999 to December 31, 2003 (Note that Nasdaq and OTC Bulletin Board quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices):

Year	US$ High	US$ Low
1999	$4.11	$0.75
2000	$2.25	$0.38
2001	$1.25	$0.45
2002	$0.95	$0.40
2003	$0.51	$0.20

The following table sets out the quarterly high and low sale prices (in Canadian dollars) for the common shares traded on the TSX for the 2002 and 2003 fiscal years:

	Calendar Quarter	Cdn$ High	Cdn$ Low
2002:	1st Quarter	$1.50	$0.85
	2nd Quarter	$1.49	$1.10
	3rd Quarter	$1.10	$0.90
	4th Quarter	$0.94	$0.61

2003:	1st Quarter	$0.80	$0.55
	2nd Quarter	$0.65	$0.45
	3rd Quarter	$0.65	$0.40
	4th Quarter	$0.49	$0.25

The following table sets the quarterly high and low sale prices (in U.S. dollars) for the common shares of the Company traded on the National Association of Securities Dealers OTC Bulletin Board for the 2002 and 2003 fiscal years (Note that OTC Bulletin Board quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices):

	Calendar Quarter	US$ High	US$ Low
2002:	1st Quarter	$0.89	$0.53
	2nd Quarter	$0.95	$0.73
	3rd Quarter	$0.88	$0.56
	4th Quarter	$0.60	$0.40

2003:	1st Quarter	$0.51	$0.40
	2nd Quarter	$0.48	$0.37
	3rd Quarter	$0.44	$0.27
	4th Quarter	$0.37	$0.20

The following table sets out the monthly high and low sale prices (in Canadian dollars) for the common shares traded on the TSX during the six months ended May 31, 2004:

Month	Cdn$ High	Cdn$ Low
December 2003	$0.38	$0.26
January 2004	$0.45	$0.29
February 2004	$0.52	$0.34
March 2004	$0.54	$0.40
April 2004	$0.52	$0.33
May 2004	$0.47	$0.40

The following table sets out the monthly high and low sale prices (in U.S. dollars) for the common shares of the Company traded on the National Association of Securities Dealers OTC Bulletin Board during the six months ended May 31, 2004 (Note that OTC Bulletin Board quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices):

Month	Cdn$ High	Cdn$ Low
December 2003	$0.29	$0.20
January 2004	$0.31	$0.21
February 2004	$0.45	$0.25
March 2004	$0.45	$0.29
April 2004	$0.35	$0.26
May 2004	$0.35	$0.29

ITEM 10.   ADDITIONAL INFORMATION

Memorandum and Articles

Objects

The Company was incorporated under the Company Act (British Columbia). The memorandum of the Company does not restrict the business that may be carried on by the Company, nor does it set out any specific objects or purposes of the Company. The Company is now governed by the Business Corporations Act (British Columbia) (the “BCA”).

Directors

Under the BCA, every director and every senior officer of the Company who is, in any way, directly or indirectly, materially interested in a proposed material contract or transaction with the Company is required, subject to certain exemptions, to disclose the nature and extent of his or her interest at a meeting of the directors. The BCA further provides that every director must account to the Company for any profit made as a consequence of the Company entering into or performing the proposed material contract or transaction in which the director has a material interest, unless either:

(a)	the director or senior officer discloses his or her interest as described above and the proposed contract or transaction is approved by the non-conflicted directors, or by special resolution of the shareholders; or

(b)	the contract or transaction was approved by the court as being reasonable and fair to the Company at the time it was entered into.

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

Share Rights

The authorized capital of the Company consists of 210,000,000 shares divided into 200,000,000 common shares without par value and 10,000,000 non-voting preferred shares with a par value of Cdn$1.00 per share. As at May 7, 2004, there were 7,828,682 common shares issued and outstanding. All common shares rank equally within their class as to dividends, voting rights, participation rights in the event of liquidation and in all other respects. In the event of liquidation, holders of preferred shares, if any, would be paid the fair market value of the consideration received by the Company for such shares (the “Redemption Amount”) in priority to claims of holders of common shares. At shareholders’ meetings, each holder of common shares attending the meeting in person is entitled to one vote with respect to any vote conducted by a show of hands and each holder of common shares attending the meeting in person or by proxy is entitled to one vote per share with respect to any vote conducted by poll or ballot. Issued shares of the Company are not subject to call or assessment nor pre-emptive or conversion rights. Preferred shares may be redeemed in accordance with the BCA at the election of the Company or the holder on payment of an amount equal to the Redemption Amount. Other than these redemption rights attached to the preferred shares, there are no provisions attached to shares of the Company for redemption, purchase for cancellation, surrender or sinking or purchase funds.

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

Amendments to the Company’s articles, including any provisions affecting rights attaching to shares of the Company, must be approved by a special resolution of the shareholders of the Company, or as otherwise provided for in the BCA. Rights or special rights attached to a particular class or series of shares may not be prejudiced or interfered with without first obtaining consent by way of special resolution of the holders of the affected class or series of shares.

The Company has adopted a shareholder rights plan. Under the plan, a person or group of persons acting jointly that acquire beneficial ownership of 20% or more of the outstanding common shares of the Company may not be entitled to exercise rights issued under the plan. See “Shareholder Protection Provisions – The Rights Plan” below.

Meetings of Shareholders

The Company must hold an annual general meeting of shareholders at least once in every calendar year and not more than 13 months after the date the last annual general meeting was held. In addition, the directors of the Company may, whenever they think fit, convene a general meeting of shareholders of the Company for whatever purpose the directors may determine. Under the BCA, directors of the Company must convene a general meeting of shareholders on the requisition of one or more shareholders of the Company holding in the aggregate not less than 5% of the issued voting shares of the Company. All shareholders of record as at the record date set for a meeting of shareholders are entitled to attend and vote at the meeting in person or by proxy.

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

Material Contracts

Other than contracts entered into in the ordinary course of business, the Company and its subsidiaries have entered into the following material contracts during the two years proceeding the date of this annual report:

1.	Trust Indenture (the “Trust Indenture”) dated December 2, 2002 for the private placement of 670 Debenture Units of the Company, particulars of which are set out under Item 5: “Operating and Financial Review and Prospects — Liquidity and Capital Resources – Private Placement of Debentures” and Item 7: “Major Shareholders and Related Party Transactions”.

2.	Supplemental Trust Indenture dated December 1, 2003 pursuant to which the Trust Indenture, referred to above, was amended so as to extend the maturity date of the debentures to December 1, 2006.

3.	Quest Loan Agreement dated March 4, 2004 and amended March 19 and April 6, 2004, pursuant to which Quest Capital Corp. agreed to lend to the Company an aggregate amount of Cdn$1,350,000 on certain terms and conditions. See "Item 5. Operating and Financial Review and Prospectus - Liquidity and Capital Resources - Bridge Loan Financing".

4.	Management Loan Agreement dated March 4, 2004 and amended April 6, 2004 pursuant to which certain directors and officers of the Company agreed to lend to the Company an aggregate amount of Cdn$500,000 on certain terms and conditions. See “Item 5. Operating and Financial Review and Prospectus — Liquidity and Capital Resources — Bridge Loan Financing” and “Item 7. Major Shareholders and Related Party Transactions”.

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

Specific investment thresholds apply to investors of the United States. The investment threshold for a direct acquisition of control has been established at Cdn$223,000,000 for 2003 and no review is required for an indirect acquisition of control. Each year the direct acquisition investment threshold is adjusted for inflation.

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

This summary is based on the current provisions of the Income Tax Act (Canada) and regulations thereunder (the “ITA”) and all specific proposals to amend the ITA publicly announced prior to the date hereof by the Minister of Finance (Canada) and the current administrative practices of the Canada Revenue Agency. It has been assumed that all specific proposals to amend the ITA will be enacted in substantially their present form and that no other relevant amendments to the ITA will come into force. However, no assurance can be given to this effect. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from those described herein. See “United States Federal Income Tax Consequences” below.

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

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of shares of common stock of the Company (“common shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of common shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of any tax treaties) of the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares through the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that are partners of partnerships or that are owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes; and (h) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of common shares. (See “Taxation—Canadian Federal Income Tax Consequences” above).

Treaty Application to Certain Individual U.S. Holders

Individual U.S. Holders who do not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention. An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of common shares

Distributions on common shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. (See more detailed discussion at “Disposition of common shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the common shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it is not a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). Accordingly, the Company believes that it should be a QFC. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its QFC status or that the Company will be a QFC for the current or any future taxable year. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid in foreign currency generally will be equal to the U.S. dollar value, based on the exchange rate, of such distribution on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars). However, an individual U.S. Holder whose realized gain does not exceed $200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

Dividends paid on the common shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of common shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to $3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.” In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Payments made within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally will subject to information reporting and backup withholding, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “foreign personal holding company,” a “foreign investment company,” a “controlled foreign corporation,” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.

Foreign Personal Holding Company

The Company generally will be a “foreign personal holding company” under Section 552 of the Code (a “FPHC”) if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income. “Foreign personal holding company income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder’s allocable portion of the “undistributed foreign personal holding company income” (as defined in Section 556 of the Code) of the Company. The Company does not believe that it has previously been, or currently is, a FPHC. However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

Foreign Investment Company

The Company generally will be a “foreign investment company” under Section 1246 of the Code (a “FIC”) if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is (i) registered under the U.S. Investment Company Act of 1940, as amended, as a “management company” or a “unit investment trust” or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of common shares will be treated as ordinary income (rather than as capital gain). The Company does not believe that it has previously been, or currently is, a FIC. However, there can be no assurance that the Company will not be a FIC for the current or any future taxable year.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of common shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such common shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the common shares, must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the common shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares over (b) the fair market value of such common shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2003 and does not expect that it will be a PFIC for the taxable year ending December 31, 2004. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Documents on Display

Copies of the Company’s memorandum and articles, along with copies of the Rights Plan and the Stock Option Plan may be inspected at the offices of the Company at 2489 Bellevue Avenue, West Vancouver, British Columbia, Canada during normal business hours.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Other than described below, the Company is not a party to any market risk sensitive instruments other than instruments evidencing interest-bearing debt obligations of the Company as described in Item 5, “Operating and Financial Review and Prospects” and in note 2 and note 9 to the Company’s audited financial statements for the year ended December 31, 2003 entitled “Summary of Significant Accounting Policies” and “Long-Term Debt”, respectively.

(a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

(b)	Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At March 31, 2004, one customer represented 25% (December 31, 2003 — 21%; 2002 — 12%) of total accounts receivable.

(c)	Interest rate risk

The Company’s short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

(d)	Foreign exchange rate risk

The majority of the Company’s revenues are earned and production costs incurred in the United States. However, selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company is not in default in the payment of any principal or interest instalments with respect to any indebtedness of its own or any of its subsidiaries, nor is the payment of any dividends declared by the Company in arrears.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No material modifications have been made to the rights of holders of shares of the Company as presented in the Company’s memorandum and articles. The Company has adopted a shareholder rights plan, the terms of which are described in Item 10: “Shareholder Protection Provisions”.

ITEM 15.   CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were adequately designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

During the year ended December 31, 2003, covered by this report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Nigel G. Woodall, a member of the Company’s Audit Committee, meets the requirements of an “audit committee financial expert” as defined by the SEC. Nigel G. Woodall satisfies the criteria as an independent director under the rules of the Toronto Stock Exchange as currently in effect.

ITEM 16B.   CODE OF ETHICS

The Company has a code of ethics for its Chief Executive Officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions. The Company’s code of ethics complies with the SEC rules. The code of ethics addresses the following:

•	honest and ethical conduct, including handling of corporate opportunities and conflicts of interest;

•	full, fair, accurate, timely and quality public disclosure filed with the SEC and otherwise publicly made by the Company;

•	compliance with applicable the laws and regulations;

•	prompt internal reporting of violations of the code of ethics; and

•	accountability for adherence to the code of ethics;

A copy of the code of ethics is filed as an exhibit to this report.

There have been no waivers to the code of ethics as of the date of this report.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the annual general meeting held on June 26, 2003, the shareholders appointed PricewaterhouseCoopers LLP, Chartered Accountants, to serve as the independent auditors for the 2003 fiscal year. PricewaterhouseCoopers LLP acted as the Company’s independent auditor for the fiscal years ended December 31, 2003 and 2002. The chart below sets forth the total amount billed the Company by PricewaterhouseCoopers LLP for services performed in the years 2003 and 2002, and breaks down these amounts by category of service in US$:

	Years ended December 31

	2003	2002

Audit:	$65,770	$53,858

Audit Related:	--	--

Tax	15,115	28,597

All Other Fees	--	--

Total	80,885	82,455

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

Audit Committee’s pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. The audit committee pre-approves any non-audit services to be performed by the independent accountants under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission. During the fiscal year ended December 31, 2003, no non-audit services were performed or approved by the audit committee to be performed by the Company’s independent accountants, other than certain tax compliance services which the audit committee believes that the independent accountants could provide without impairing their independence.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

ITEM 17.   FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18.   FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

•	Auditors’ Report
•	Consolidated Balance Sheets
•	Consolidated Statements of Shareholders’ Equity
•	Consolidated Statements of Operations
•	Consolidated Statements of Cash Flows
•	Notes to Consolidated Financial Statements

ITEM 19.   EXHIBITS

See Item 18 above for details of financial statements filed as part of this annual report.

EXHIBIT	DESCRIPTION
11.1	Code of Ethics
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002
99.1	Independent Auditors' Consent

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION
                 (Company)

           (signed) “Douglas L. Mason”
                        (Signature)

           (signed) Chief Executive Officer
                        (Title)

DATED June 10, 2004.