Form 20-F
period 2004-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2005-06-30
CIK 808464

CLEARLY CANADIAN
                              BEVERAGE CORPORATION


                                     CLEARLY
                                    CANADIAN



                                    Form 20-F



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                      for the year ending December 31, 2004

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 20-F

              (Mark One)
              [  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                    OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended     December 31, 2004

                                       OR

              [  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ............. to ................

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

            Title of each                        Name of each exchange
                class                             on which registered
                 N/A
                 ---                                 ---------------
                 N/A
                 ---                                 ---------------

Securities  registered or to be registered pursuant to Section 12(g) of the Act.
                         common shares With No Par Value
                         -------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None
                                      ----
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004

                   10,338,682 common shares with no par value
                   ------------------------------------------

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                      Yes   |X|   No | |

Indicate by check mark which financial statement item the Registrant has elected to follow:

                                                     Item 17 | |  Item 18  |X|

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................2

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..............................2

ITEM 3.   KEY INFORMATION......................................................2

   SELECTED FINANCIAL DATA.....................................................2
   CURRENCY TRANSLATIONS.......................................................4
   RISK FACTORS................................................................5
   ESTIMATES RELATED TO CRITICAL ACCOUNTING POLICIES...........................9

ITEM 4.   INFORMATION ON THE COMPANY...........................................9

   HISTORY AND DEVELOPMENT OF THE COMPANY......................................9
   CORPORATE RESTRUCTURING....................................................10
   BUSINESS OVERVIEW..........................................................11
   THE NEW AGE BEVERAGE INDUSTRY..............................................12
   PRODUCTS...................................................................14
   SEASONAL NATURE OF THE BUSINESS............................................15
   COMPETITION................................................................15
   PROPRIETARY PROTECTION.....................................................16
   OPERATIONS AND DISTRIBUTION................................................16
   PRODUCT AND DISTRIBUTION INITIATIVES AND OBJECTIVES........................19
   INSURANCE..................................................................19
   GOVERNMENT REGULATION......................................................20
   THE COMPANY'S PROPERTIES...................................................20
   EMPLOYEES..................................................................20

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................21

   OVERALL PERFORMANCE FOR THE YEAR ENDED DECEMBER 31, 2004 AND 2003..........21
   APPLICATION OF CRITICAL ACCOUNTING POLICIES................................22
   RESULTS OF OPERATIONS......................................................23
   LIQUIDITY AND CAPITAL RESOURCES............................................25
   TRENDS.....................................................................27
   LEGAL PROCEEDINGS..........................................................27
   DIVIDENDS AND DIVIDEND POLICY..............................................28

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................28

   DIRECTORS AND SENIOR MANAGEMENT............................................28
   EXECUTIVE COMPENSATION.....................................................32
   OPTIONS AND STOCK APPRECIATION RIGHTS (SARS)...............................33
   OPTIONS AND SAR REPRICINGS.................................................36
   EMPLOYMENT, MANAGEMENT AND CONSULTING AGREEMENTS...........................36
   COMPENSATION OF DIRECTORS..................................................37
   REPORT ON EXECUTIVE COMPENSATION...........................................37
   COMMITTEES OF THE BOARD OF DIRECTORS.......................................38
   EMPLOYEES..................................................................38

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................38

   MAJOR SHAREHOLDERS.........................................................38
   RELATED PARTY TRANSACTIONS.................................................40

ITEM 8.   FINANCIAL INFORMATION...............................................41

ITEM 9.   THE OFFER AND LISTING...............................................42

ITEM 10.  ADDITIONAL INFORMATION..............................................44

   MEMORANDUM AND ARTICLES....................................................44
   GENERAL DESCRIPTION OF CAPITAL STRUCTURE...................................44
   SHAREHOLDER PROTECTION PROVISIONS..........................................46
   MATERIAL CONTRACTS.........................................................47
   EXCHANGE CONTROLS..........................................................47
   TAXATION...................................................................48
   SCOPE OF THIS DISCLOSURE...................................................49
   U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND
   DISPOSITION OF COMMON SHARES...............................................50
   DOCUMENTS ON DISPLAY.......................................................54

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK...........54

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............55

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................55

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF
          SECURITY HOLDERS AND USE OF PROCEEDS................................55

ITEM 15.  CONTROLS AND PROCEDURES.............................................55

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT....................................56

ITEM 16B. CODE OF ETHICS......................................................56

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................56

   AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES.....................57

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR
          AUDIT COMMITTEES....................................................57

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE
          ISSUER AND AFFILIATED PURCHASERS....................................57

ITEM 17.  FINANCIAL STATEMENTS................................................57

ITEM 18.  FINANCIAL STATEMENTS................................................57

ITEM 19.  EXHIBITS............................................................58

                                DISCLOSURE NOTICE

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's business strategies, market conditions, outlook and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management including, but not limited to, certain statements and projections concerning the Company's or management's plans, intentions, strategies, expectations, predictions, financial projections, assumptions and estimates related to accounting policies, concerning the Company's future activities and results of operations and other future events or conditions. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements contained in this report are based on current facts and analyses and include, but are not limited to, the following:

o the effect of certain transactions, including marketing arrangements and product distribution system changes, on the Company's revenues and results of operations in future periods;

o the Company's discussions with potential new customers and the status of these discussions;

o the Company's ability to secure additional financing and improve operating cash flow to allow it to continue as a going concern;

o the Company's application of critical accounting policies and the effect of recent accounting pronouncements on the Company's results of operations;

o the Company's focus on key long-term objectives, including diversifying its new age beverage product lines, maintaining and expanding current market share, and improving its network of distributors;

o the sufficiency and availability of the Company's supply of raw materials and water, distribution network, contract bottling supplier facilities and property, plant and equipment related to the Company's operations;

o The Company's expectations regarding the benefits of the Company's recent corporate restructuring (see Item 4. "Information on the Company- Corporate Restructuring"); and

o    other  statements   related  to  the  Company's  business  and  results  of
     operations.

Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors with respect to the Company include, but are not limited to, general economic conditions, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities; changing beverage consumption trends of consumers; competition; pricing and availability of raw materials; the ability of the Company to maintain the current and future retail listings for its beverages and to maintain favourable supply arrangements and relationships and procure timely and/or adequate production of all or any of the Company's products; laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold; and political and economic uncertainties including exchange controls, currency fluctuations, taxation and other laws or governmental economic, fiscal, monetary or political policies of Canada, the United States and foreign countries affecting foreign trade, investment and taxation and other factors beyond the reasonable control of the Company, which, in turn, could affect the Company's current or future operations. See "Key Information - Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company's consolidated financial statements which form part of the annual report are presented in U.S. dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The differences between Canadian GAAP and U.S. GAAP, as they relate to the Company, are explained in the notes to the Company's consolidated financial statements.

Subsequent to December 31, 2004, the Company completed a corporate restructuring under which it affected a 10:1 share consolidation (reverse split) effective May 2, 2005. Information contained in this annual report does not give effect to the reverse split, except as noted. In addition, the Company issued 2,000,000 shares of Class B Preferred stock and a total of 3,710,953 common shares (post-reverse split) at $1.00 per share subsequent to May 2, 2005. See Item 4. "Information on the Company- Corporate Restructuring".

In view of the consolidated nature of the Company's operations and corporate structure, the term "Company", as used herein, is sometimes used to refer to the Company and all of its affiliated companies and subsidiaries collectively, and where the context or specific transactions require, the term Company is sometimes used to refer to certain of the affiliated companies individually.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Annual Information

The following summary of financial information of Clearly Canadian Beverage Corporation (the "Company") for the five years ended December 31, 2004 is qualified in its entirety by reference to and should be read in conjunction with
Item 5. "Operating and Financial Review and Prospects" and the consolidated financial statements of the Company and related notes included therein, as well as the risk factors set out in this annual report. The results are presented in U.S. dollars, unless otherwise indicated.

During the year ended December 31, 2001, the Company's wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation ("CC Beverage"), entered into agreements to sell certain of its business assets (see Item 4. "Information on the Company - History and Development of the Company"). The divestiture related to two business segments: its home and office five-gallon water business (which sale completed in April 2001) and its private label co-pack bottling business, Cascade Clear business and related production assets (which sale completed in February 2002). For reporting purposes, as summarized below, the results and financial position of the Company reflect the results of the "continuing operations" only, whereas the results and financial position of the "discontinued operations" are shown separately. Accordingly, prior year figures have been restated to reflect this change. The following financial statement data has been derived from the consolidated financial statements of the Company which have been prepared in accordance with Canadian GAAP.

Amounts in Accordance with
Canadian GAAP

(in US dollars, except number of shares
data)                                           Year Ended

                                               December 31    December 31      December 31     December 31      December 31
                                                      2004           2003             2002            2001             2000

Statement of Operations Data:

Total revenues                                 $11,586,000    $13,270,000      $20,205,000     $23,257,000      $23,247,000

Gross profit                                     3,358,000      3,310,000        5,670,000       8,586,000        8,225,000


Net loss from continuing operations (2)        (5,086,000)    (3,713,000)      (3,583,000)     (7,174,000)      (4,228,000)

Net loss from discontinued operations (2)              nil            nil              nil     (1,579,000)      (2,221,000)

Net loss                                       (5,086,000)    (3,713,000)      (3,583,000)     (8,753,000)      (6,449,000)

Net loss per share (basic) from
continued operations (1)(2)                         (0.66)         (0.55)           (0.54)          (1.08)           (0.69)

Net loss per share (diluted) from
continued operations (1)(2)                         (0.66)         (0.55)           (0.54)          (1.08)           (0.69)

Net loss per share (basic) from
discontinued operations (1)(2)                         nil            nil              nil          (0.24)           (0.37)

Net loss per share (diluted) from
discontinued operations (1) (2)*                       nil            nil              nil          (0.24)           (0.37)


Net loss per share (basic)(1)*                      (0.66)         (0.55)           (0.54)          (1.32)           (1.06)


Net loss per share (diluted)(1)*                    (0.66)         (0.55)           (0.54)          (1.32)           (1.06)


Amounts in Accordance with
Canadian GAAP
(in US dollars, except number of shares
data)

                                                                        Year Ended

                                            December 31      December 31     December 31     December 31      December 31
                                                2004            2003            2002             2001            2000

Balance Sheet Data:

Total assets.....................              $ 4,181,000    $ 7,356,000      $10,647,000     $17,018,000      $27,943,000

Long term liabilities............                1,957,000      1,799,000        1,112,000       3,252,000        5,466,000

Shareholders' Equity:

Shareholders' Equity (Deficit)...              (3,515,000)      1,125,000        4,723,000       8,289,000       17,080,000

Capital Stock....................               59,627,000     58,757,000       58,678,000      58,631,000       58,631,000

Number of shares issued*.........               10,338,682      7,168,682        7,043,682       7,013,682        7,013,682

Number of shares outstanding*....                9,965,682      6,795,682        6,670,682       6,640,682        6,640,682

Cash dividends declared per share                    nil             nil         nil                   nil              nil

U.S. GAAP Information
(in US dollars)                                                      Year Ended

                                            December 31      December 31     December 31     December 31      December 31
                                               2004             2003            2002             2001            2000

Statement of Operations Data:

Net loss under US GAAP...........             $(5,012,000)   $(4,046,000)     $(3,578,000)    $(8,753,000)     $(6,440,000)

Net loss per share
(basic) (1)*.....................                   (0.65)         (0.60)           (0.54)          (1.31)           (1.06)

Net loss per share
(diluted) (1)*...................                   (0.65)         (0.60)           (0.54)          (1.31)           (1.06)

Balance Sheet Data:

Total assets.....................                4,195,000      7,356,000       10,647,000      16,945,000       27,653,000

Long term liabilities............                1,878,000      1,786,000        1,112,000       3,252,000        5,466,000

Shareholders' Equity (Deficiency):

Net Equity.......................              (3,422,000)      1,138,000        5,011,000       8,216,000       16,246,000

Capital Stock....................               59,911,000     59,041,000       58,940,000      58,606,000       58,351,000

(1) Based on weighted average shares outstanding. For accounting purposes, there were 7,750,122 shares of the Company outstanding as of December 31, 2004 (not including 373,000 shares owned by the Company, as previously acquired under normal course issuer bids).

(2) During the year ended December 31, 2001, the Company disposed of its home and office five gallon water business and also entered into an agreement to dispose of its private label co-pack bottling business and related assets. For reporting purposes, the results and the assets and liabilities of these two business segments have been presented as discontinued operations. Accordingly, prior year figures have been restated to reflect this change.

     *Data has not been adjusted to reflect the 10:1 consolidation (reverse split) which was competed on May 2, 2005. See Item 4. "Information on the Company- Corporate Restructuring".

Currency Translations

Effective December 31, 1997, the Company adopted the U.S. dollar as its reporting currency. The following table sets out the exchange rates for the conversion of one Canadian dollar ("Cdn$") into United States dollars ("$") in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

        At Year End December 31   2004       2003      2002      2001     2000
        End ($)                  0.8308     0.7738    0.6331    0.6279   0.6666
        Average ($)              0.7683     0.7135    0.6368    0.6458   0.6733
        High ($)                 0.8493     0.7738    0.6618    0.6694   0.6973
        Low ($)                  0.7159     0.6349    0.6199    0.6242   0.6413

The following table sets forth the high and low exchange rates for the conversion of Canadian dollars into United States dollars for each of the last 6 months.

                          June      May     April    March   February  January
                          2005     2005      2005     2005     2005     2005
High for the month ($)   0.7951   0.7872    0.7956   0.8024   0.7958   0.8051

Low for the month ($)    0.8125   0.8083    0.8232   0.8320   0.8131   0.8342

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on June 22, 2005 as reported by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $0.8094 ($1.00 = Cdn$1.2355). Unless otherwise indicated, all references herein are to United States Dollars.

Risk Factors

The Company's business is subject to the following risks. These risks could cause actual results to differ materially from results projected in any forward-looking statement in this report.

History of Losses

The Company incurred net losses of $5,086,000 (including a writedown of property, plant and equipment of $721,000 and a writedown of distribution rights of $1,536,000) during the year ended December 31, 2004 and $3,713,000 (including a writedown of property, plant and equipment of $272,000 and distribution rights of $500,000) during the year ended December 31, 2003. Operating losses (gross profit less selling, general and administrative expenses) were $2,049,00 during the year ended December 31, 2004 and $2,244,000 during the year ended December 31, 2003. The Company may incur additional losses during the year ending December 31, 2005. The Company believes that to operate at a profit it must significantly increase the sales volume for its products, achieve and maintain efficiencies in operations, maintain fixed costs at or near current levels and avoid significant increases in variable costs relating to production, marketing and distribution. The Company's ability to significantly increase sales from current levels will depend primarily on success in maintaining and/or increasing market share and availability for its Clearly Canadian(R) sparkling flavoured water and expanding distribution of its other beverage product lines into new geographic distribution areas, particularly in the United States and Canada. The Company's ability to successfully enter new distribution areas will, in turn, depend on various factors, many of which are beyond its control, including, but not limited to, the continued demand for its current brands and products in target markets, the ability to price its products at levels competitive with competing products, the ability to establish and maintain relationships with distributors in each geographic area of distribution and the ability in the future to create, develop and successfully introduce new brands and products.

Going Concern

The financial statements of the Company have been prepared using Canadian GAAP applicable to going concern.

The financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, however, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $5,086,000 for the year ended December 31, 2004 and had a working capital deficit of $4,370,000, an accumulated deficit of $61,889,000 and a shareholders' deficiency of $3,515,000 at year-end. Operations for the year ended December 31, 2004 have been funded primarily from the issuance of capital stock, the net proceeds of short-term debt financing of $862,000, the continued support of creditors, net changes in working capital balances and the net proceeds of $543,000 on disposition of the Company's property located in Burlington, Washington, USA.

Management has continued to take steps to try to improve the Company's financial results and cash flows. These steps include listing for sale its land and water rights in Formosa, Ontario. Subsequent to December 31, 2004, the Company completed a corporate restructuring and raised $5.7 million of equity financing to fund working capital requirements (see Item 4. "Information on the Company-Corporate Restructuring"). Nonetheless, the Company may need to seek additional sources of debt and/or equity financing in the future to fund its operations and working capital requirements.

The financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Declining Revenue Trend

The Company has experienced a declining revenue trend since 1998 and earlier. During the year ended December 31, 2004, the Company had sales revenues of $11,586,000, compared to revenues of $13,270,000 in 2003, $20,205,000 in 2002,

$23,257,000 in 2001 and $23,247,000 in 2000. This declining revenue trend occurred while the industry for the new age beverage category, according to
Beverage Marketing Corporation of New York, has grown in market size in the United States from $3.8 billion in wholesale dollar sales in 1992 to $13.3 billion in 2002 (on volumes of 4.6 billion gallons). Competition has intensified in the new age beverage category and the Company competes for market share against some companies with substantially greater marketing, personnel, distribution and production resources. In an effort to compete, the Company has spent substantial resources marketing and repositioning its Clearly Canadian(R) sparkling flavoured water brand and introducing new brands, including Clearly Canadian O+2(R), Tre Limone(R) and Reebok Fitness Water beverage products. Despite such marketing efforts, the Company had only limited success with the Tre Limone(R) and Reebok beverage products and no longer markets these products. There can be no assurance that the Company will successfully reverse the declining revenue trend or that it will generate sufficient revenues from sales to return to profitability.

Uncertainty of Future Operating Results

The Company's future operating results are subject to a number of uncertainties, including the ability of the Company to market its beverage products and to develop and introduce new products, the Company's ability to penetrate new markets, the marketing efforts of distributors and/or retailers of the Company's products, most of which also distribute and/or sell products that are competitive with the products of the Company, the number, quantity and marketing forces behind products introduced by competitors and laws and regulations and/or any changes thereto, especially those that may affect the way in which the Company's products are marketed and/or produced, as well as laws or regulations that are enforceable by such regulatory authorities as the Food and Drug Administration.

Loss of Market Share

The beverage consumption trends of consumers are subject to constant change. There is no assurance that consumers will continue to purchase the Company's products in the future. Additionally, many of the Company's products are marketed as premium products at premium prices. In a recessionary environment it is possible that consumers will not perceive the current pricing of these products as affordable. To maintain market share during recessionary periods, the Company may have to reduce profit margins which would adversely affect the Company's prospects and results of operations. There can be no assurance that the Company will not encounter difficulties in retaining its current market share due to a variety of factors such as market acceptance, costs of manufacturing and marketing, and competition in the beverage industry, all of which factors are largely beyond the Company's ability to reasonably predict, much less control.

Increased Competition and Product Lifecycle

The Company's products compete with a number of established brands and new products that target the same market for the Company's products. The Company competes against major manufacturers of both traditional and new age beverages (See Item 4. "Information on the Company - Products"), many with substantially greater marketing, cash, distribution, production, technical and other resources than the Company. Although the size of the new age beverage market has grown, the competition and number of brands has also increased. There can be no assurance that future growth of the new age beverage market will result in increased demand for the Company's products. The Company's market distribution and penetration may be limited as competition increases. Based on industry information, the product lifecycle for beverage brands and products may be limited to a few years in a geographic distribution area before consumers' taste preferences change. The development of new products requires a significant investment of capital and there can be no assurance that such new products, when introduced, will be accepted by consumers. The Company's current products are in varying stages of their lifecycles. The Company expects that these lifecycles will vary from product to product, and there can be no assurance that such products will either become or remain profitable for the Company. A failure or inability to introduce new brands, products or product extensions into the marketplace as existing products mature would likely prevent the Company from achieving long-term profitability.

Seasonal Variations in Demand

Sales of the Company's beverage products are subject to seasonal variations in demand. For example, consumers in North America typically consume fewer beverage products in the late fall, winter and early spring months. As a result, the Company's results of operations vary seasonally and such variations may be significant.

Dependence on Third Party Services

The Company relies, to a significant extent, on the distribution services of independent distributors in order to distribute and sell its beverage products to retailers and consumers. Over recent years, the Company has observed an increased consolidation of distribution services within the new age beverage industry. Traditional soft drink companies, which also own or operate distribution companies that provide distribution services to new age beverage companies, have acquired and/or developed new age beverage products. As a result of these developments, distribution companies that previously operated independently from the traditional soft drink companies are less willing to distribute and sell other companies' new age beverage products, especially if such products compete with the products that the traditional soft drink companies now have within their portfolio of beverages. In view of these developments, the Company has attempted to align itself with distribution companies that are not restricting their distribution services to beverage products which they own or are otherwise connected with.

Potential Fluctuations in Quarterly Operating Results

The Company's results of operations have fluctuated in the past and are likely to continue to fluctuate from period to period depending on a number of factors, including the timing and receipt of significant product orders, increased cost in the completion of product orders, increased competition, regulatory and other developments in the Company's markets, changes in the demand for the Company's products, the cancellation of product orders, difficulties in collection of receivables, the timing of new product introductions, changes in pricing policies by the Company and its competitors, delays in the introduction of products by the Company, expenses associated with the acquisition of production resources and raw materials from third parties, the mix of sales of the Company's products, seasonality of customer purchases, personnel changes, political and economic uncertainty, the mix of international and North American revenue, tax policies, foreign currency exchange rates and general economic and political conditions.

The Company believes that economic developments and trends have adversely affected and may continue to affect levels of consumer spending in the markets that the Company serves. The Company believes that these and other factors have adversely affected demand for products offered by the Company. While the Company believes that economic conditions in certain of its markets show signs of improvement, the Company believes that economic conditions and general trends are likely to continue to affect demand for premium priced beverage products such as the Company produces and sells. Such factors may also increase the amount of doubtful accounts or adversely affect the likelihood of collection of such accounts with third parties, such as distributors and retailers, to whom the Company sells its products.

Because the Company is unable to forecast with certainty the receipt of orders for its products and the Company's expense levels are relatively fixed and are based, in part, upon its expectation of future revenue, if revenue levels fall below expectations, operating results are likely to be adversely affected. As a result, net income may be disproportionately affected because a relatively small amount of the Company's expenses vary with its revenue.

Based on all of the foregoing factors, the Company believes that its quarterly revenue, direct expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of the results of operations may not necessarily be meaningful and that such comparisons should not be relied upon as an indication of future performance.

Dependence on Management

The Company's business is dependent upon the continued support of existing senior management. The loss of any key members of the Company's existing management could adversely affect the Company's prospects.

Regulatory Compliance

The production and marketing of the Company's unique beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, the Company may be fined, or production may be stopped, thus adversely affecting the Company's financial condition and operations. Similarly, any adverse publicity associated with any non-compliance may damage the Company's reputation and its ability to successfully market its products. Furthermore, the rules and regulations are subject to change from time to time and while the Company closely monitors developments in this area, it has no way of anticipating whether changes in these rules and regulations will impact its business adversely.

Change in Control

The Company has a shareholder's rights plan and super majority approval requirements, each of which may prevent or delay a change of control of the Company. See Item 10. "Additional Information - Shareholder Protections Provisions".

Subsequent to December 31, 2004, the Company completed a corporate restructuring, which included a 10:1 share consolidation (reverse split) effective May 2, 2005. As a result of the reverse split, 10,803,682 issued and outstanding common shares of the Company were consolidated into 1,080,368 common shares. The Company subsequently issued 2,000,000 Class B Preferred shares and 3,710,953 common shares (post-reverse split) to raise approximately $5.7 million. See Item 4. "Information on the Company- Corporate Restructuring".

As of June 1, 2005, Douglas Mason, a member of the board of directors, President and Chief Executive Officer of the Company, beneficially owns or controls, in the aggregate, 753,155 (13.8%)of the outstanding common shares (post reverse split) of the Company.

As well, as of June 1, 2005, BG Capital Group Ltd ("BG Capital") beneficially owns or controls, in the aggregate, 657,506 (12.1%) of the outstanding common shares (post-reverse split) of the Company and 2,000,000 Class B Preferred Shares of the Company. Such Class B Preferred Shares are convertible in whole, but not in part, into such number of common shares as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares (see Item 7. Major Shareholders and Related Party Transactions).

Share Price Volatility

The Company's common share price has experienced significant price volatility, with trading prices on the OTC Bulletin Board ranging from US$0.45 (high) to US$0.16 (low) during the year ended December 31, 2004, and from US$0.34 (high) to US$0.12 (low) during the period from January 1, 2005 to May 4, 2005. Subsequent to the Company's 10:1 share consolidation, effective on May 5, 2005, the Company's common share price on the OTCBB has ranged between US$1.30 and US$2.00. Announcements of developments related to the Company's business, fluctuations in operating results, failure to meet investor expectations, general conditions in the beverage industry and the worldwide economy, announcements of innovations, new products or product enhancements by the Company or its competitors, acquisitions and divestitures, changes in governmental regulations, developments in licensing arrangements and changes in relationships with trade partners and suppliers could cause the price of the Company's common shares to fluctuate substantially. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's common shares.

Foreign Operations

The Company's operations are carried out primarily in Canada and in the U.S., with less significant operations in other countries. Such operations and the associated capital investments could be adversely affected by exchange controls, currency fluctuations, taxation laws and other laws or policies of Canada, the United States and other countries affecting foreign trade, investment and taxation, which, in turn, could affect the Company's current or future foreign operations.

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

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Potential Dilution

The Company has reserved, in aggregate, 1,868,844 common shares (post-reverse split) for issuance upon exercise of options under its incentive stock option plans. As of June 1, 2005, the Company has granted options exercisable to acquire up to 1,866,344 common shares (post-reverse split) under the plans at exercise prices ranging from US$1.00 to Cdn$13.50 per share. In addition, the Company has issued warrants exercisable to acquire up to an aggregate of 81,500 common shares (post-reverse split) as follows: warrants exercisable to acquire 56,500 common shares at an exercise price of Cdn$11.00 per share and warrants exercisable to acquire 25,000 common shares at an exercise price of Cdn$3.40. See Item 6. "Directors, Senior Management and Employees - Options and Stock Appreciation Rights (SARs)" and Item 7. "Major Shareholders and Related Party Transactions".

Holders of such options and warrants may exercise them when, in all likelihood, the Company could obtain additional capital on terms more favourable than those provided by the options and warrants. The exercise of options and/or warrants could result in dilution to the Company's existing shareholders. Further, while these options and warrants are outstanding, the Company's ability to obtain additional financing on favourable terms may be adversely affected. Additionally, the Company may need to seek additional sources of debt and/or equity financing in the future to fund its operations and working capital requirements, which financing could result in additional dilution to the Company's existing shareholders.

Estimates Related to Critical Accounting Policies

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of its financial statements in conformity with Canadian GAAP. Actual results could differ significantly from anticipated results should such estimates and/or assumptions prove to be materially incorrect or inaccurate. The Company believes that the information herein (see
Item 5. "Operating and Financial Review and Prospects - Application of Critical Accounting Policies") addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and beyond the Company's control.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Name and Incorporation

The Company was incorporated under the Company Act (British Columbia) by registration of its memorandum and articles under the name of Cambridge Development Corporation on March 18, 1981. The Company subsequently changed its name to Bridgewest Development Corporation on October 28, 1983, to BDC Industries Corp. on November 15, 1984 and to The Jolt Beverage Company, Ltd. on September 3, 1986. On December 14, 1987, The Jolt Beverage Company, Ltd. amalgamated with Interbev Packaging Corp. and Brewmaster Systems Ltd. and on May 13, 1988 changed its name to The International Beverage Corporation. The Company adopted its current name on May 14, 1990. The Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia) in 2004 and the Company is now governed by the Business Corporations Act (British Columbia).

The Company's corporate head office is presently located at 2489 Bellevue Avenue, West Vancouver, British Columbia, Canada, V7V 1E1 (telephone no: (604) 922-8100) and its registered and records offices are located at 1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

Intercorporate Relationships

The  Company  has  four  wholly-owned  subsidiaries:   (i)  CC  Beverage  (U.S.)
Corporation; (ii) Clearly Canadian Beverage (International) Corporation; (iii) 546274 Alberta Limited; and (iv) Blue Mountain Springs Ltd.

            -------------------------------------------
                         Clearly Canadian
                       Beverage Corporation
                        (British Columbia)
            -------------------------------------------
                                 |
------------------------------------------------------------------
          |                |                 |                    |
    100%               100%             100%                100%
-----------------  -----------------  ----------------   -----------------
   CC Beverage         Clearly            546274                Blue
     (U.S.)            Canadian           Alberta             Mountain
   Corporation         Beverage           Limited           Springs Ltd.
  (Washington)     (International)       (Alberta)            (Ontario)
                     Corporation
                      (Barbados)
-----------------  -----------------  ----------------   -----------------

CC Beverage (U.S.) Corporation ("CC Beverage") was formed on December 31, 1998 through the merger of the Company's two U.S. subsidiaries, namely, Clearly Canadian Beverage (U.S.) Corporation (a Wyoming State corporation established in
1994) and Cascade Clear Water Co. (a Washington State corporation established in
1990). Cascade Clear Water Co. was formed through the merger on January 29, 1998 of Clearly Acquisition Corp. (a wholly-owned Washington State subsidiary of the Company) and Cascade Clear Water Co., an existing Washington State corporation, pursuant to the laws of the State of Washington. As a result of these mergers, CC Beverage handles the Company's operational business in the United States, which includes the distribution and sale of Clearly Canadian(R) beverages.

Clearly Canadian Beverage (International) Corporation ("Clearly International") was incorporated on April 7, 1987 pursuant to the laws of Barbados. In 1988, Clearly International acquired the distribution rights for the Company's beverage products for all countries other than Canada, the United States and the Caribbean. In 1999, Clearly International assigned certain of its international distribution rights and responsibilities to CC Beverage.

546274 Alberta Limited, which was incorporated on November 12, 1992 pursuant to the laws of Alberta, previously held certain short-term investments for the Company.

Blue Mountain Springs Ltd., which the Company acquired on September 24, 1996, owns certain property interests in Ontario which may be a potential future source of water for the Company and its products.

Corporate Restructuring

Subsequent to the Company's last completed financial year end, it entered into an agreement with BG Capital Group Ltd. ("BG Capital") whereby BG Capital agreed to facilitate certain financings required by the Company in order to continue and expand its business, as well as to provide management support and assist in implementing changes to the corporate organization and operation of the Company with the objective of providing the Company with the opportunity to grow and succeed in the future.

The  following  is  a  summary  of  the   financings,   and  related   corporate
reorganizational matters, that have been recently announced and completed by the
Company:

     - February 18, 2005: The Company announced the completion of its short-term financing arrangement with BG Capital, in which BG Capital advanced US$1,000,000 to Clearly Canadian under a secured loan agreement (the "BG Capital Loan");

     - April 5, 2005: The Company announced an agreement with BG Capital pursuant to which BG Capital agreed to subscribe for US$1,000,000 of preferred shares and agreed to convert its US$1,000,000 secured loan into preferred shares, at a price of US$1.00 per preferred share. Concurrently the Company announced its restructuring plan, as well as an additional common share private placement of US$3,000,000;

     - May 2, 2005: The Company announced that its shareholders had approved the Company's corporate restructuring plan at the Company's Annual and Special General Meeting held on April 29, 2005;

     - May 4, 2005: The Company announced its reverse split (consolidation) on a ten (10) old for one (1) new share basis. As a result of the reverse split, 10,803,682 issued and outstanding common shares were consolidated into 1,080,368 post-reverse split common shares. Effective May 5, 2005, the common shares of the Company began trading on the OTCBB on a post-consolidated basis under the new trading symbol CCBEF;

     - May 10, 2005: The Company announced the completion of its US$1,000,000 preferred share equity financing with BG Capital (1,000,000 Class A Preferred shares issued at US$1.00 per preferred share) and the conversion of the US$1,000,000 BG Capital Loan into preferred shares (1,000,000 Class A shares issued at US$1.00 per preferred share);

     - May 24 & May 25, 2005: The Company announced the completion of: (i) US$1,010,000 brokered private placement with Standard Securities Capital Corporation (1,010,000 common shares (post-reverse split) issued at US$1.00 per share); (ii) US$2,065,00 non-brokered private placement (2,065,000 common shares (post reverse split) issued at US$1.00 per share); (iii) the exchange by BG Capital of its 2,000,000 Class A preferred shares for 2,000,000 Class B preferred shares; and
          (iv) the Company's reduction of its previous eight member board of directors to five members, three of whom are nominees of BG Capital; and

     - June 2, 2005: The Company announced the completion of an additional non-brokered private placement for gross proceeds of US$635,953. A total of 635,953 common shares (post-reverse split) were issued at US$1.00 per share. Directors, officers, and employees of the Company subscribed for 585,953 common shares (post-reverse split). Prior to this additional financing, the Company redeemed all of its outstanding convertible debentures and certain debenture holders, who held a majority of the debentures, reinvested their debenture redemption proceeds in this private placement. Concurrently, the Company also announced the appointment of Matthew J. Hogendoorn, CA, CPA (Illinois), as its Chief Financial Officer.

Business Overview

The Company, together with its affiliated companies, produces, distributes and markets beverage products including Clearly Canadian(R) sparkling flavoured water and Clearly Canadian O+2(R) oxygen enhanced water beverage. All of the Company's products are distributed in the United States and Canada and certain of its products are distributed in Sweden, the Middle East, the Caribbean, Turkey, Korea, Malaysia, Taiwan, Mexico, India, Russia, Indonesia, Poland and other countries. The Company's largest markets for its products are presently the United States (approximately 76.2% of the Company's total 2004 sales) and Canada (approximately 18.1% of the Company's total 2004 sales).

Over the last three financial years, the Company has focused on creating new premium beverage brands, developing product extensions and reformulations for existing brands and strengthening its distribution network for its products. In so doing, the Company has attempted to expand the availability of its existing products and to diversify its new age beverage product line offerings.

Since the Company's acquisition of CC Beverage in January 1998 and up until the end of its most recent financial year, the Company did not effect any significant acquisitions. Rather, during this period, the Company focussed on a variety of brand development and product licensing initiatives. In particular, during 1999 and 2000 the Company redesigned and relaunched its principal beverage product line (Clearly Canadian(R) sparkling flavoured water) and, as a result, acquired additional numerous new retail listings for this product line. During the last five financial years, the Company also developed and launched two new beverage product lines, namely, Clearly Canadian O+2(R) in 1998 and Tre Limone(R) (which the Company has subsequently discontinued) in 2000. The Company also conducted product development work with Reebok International Ltd. ("Reebok"), which resulted in Reebok and the Company entering into a License Agreement in February 2001. Under this License Agreement, the Company manufactured, marketed and distributed certain Reebok branded beverage products until December 31, 2003 when this License Agreement terminated due the inability of the Company to meet the minimum net sales requirements for 2003. As a result, the Company is considering development of its own line of fitness water beverage products and/or formulating such a product line for other potential customers.

Since early 2004, the Company has been in discussions with two significant potential new customers. One of these potential customers is interested in a licensed product incorporating their own branding for an enhanced water beverage developed by the Company. Another potential customer is a retailer considering the use of enhanced water beverages developed by the Company in a private label offering across their retail network. Additionally, during the last three financial years, the Company has continually attempted to improve its network of distributors, and a number of key appointments have enhanced the distribution system for the Company's beverage product lines in certain regions within the U.S. and Canada.

In August 2000, the Company appointed The Tullius Company of Portland, Oregon, to act as its agent to investigate the potential sale of CC Beverage's home and office water business. To this end, on April 30, 2001, CC Beverage sold the assets associated with its home and office water business to Cullyspring Water Co., Inc., a Washington corporation affiliated with Sparkling Spring Water Group ("Sparkling Spring"). The purchase price paid by Sparkling Spring was $4.8 million ($4.5 million in cash and with Sparkling Spring assuming approximately $320,000 in liabilities). The proceeds from the sale to Sparkling Springs were used to pay down certain debt obligations and improve the Company's working capital position. Upon completing the sale of the home and water business to Sparkling Spring, the Company concluded its engagement of The Tullius Company.

On February 22, 2002, CC Beverage concluded the sale of certain production facility assets and a bottling plant lease located in Burlington, Washington, and the sale of its "Cascade Clear" water business and its private label co-pack bottling business to Advanced H2O, Inc. of Bellevue, Washington ("AH2O"). AH2O acquired CC Beverage's production facility assets and bottling plant lease for a total of $4,348,600, which purchase price included $2,130,000 in cash, the assumption of long-term indebtedness of approximately $2,155,000 and the assumption of certain capital equipment leases of approximately $63,600. In addition to the purchase of the production facility and lease, AH2O purchased CC Beverage's "Cascade Clear" water business for an aggregate of $2,000,000, which purchase price is payable to CC Beverage based on a percentage of the gross sales earned by AH2O over time, subject to a minimum payment of $100,000 per year commencing December 31, 2002. At the end of each year, AH2O had the option to not make the minimum payment and, if not paid, CC Beverage can elect to repurchase the Cascade Clear brand for $1.00. In January 2005, AH2O gave notice to CC Beverage that it would not be continuing with the Cascade Clear brand, and as a result, CC Beverage elected to re-acquire the brand for future business distribution and sale opportunities. Also, CC Beverage sold its private label co-pack (bottling) business to AH2O. For such business AH2O will pay CC Beverage a percentage of the gross profits received by AH2O from the private label business over five years ending December 31, 2006 (up to a maximum payment of $125,000 per year and a minimum payment of $62,500 per year). Additionally, AH2O agreed to provide CC Beverage with "at cost" co-packing (bottling) services for ten years (five year initial term and five year renewal term) for up to 1,500,000 cases per year of carbonated beverages and 250,000 cases per year of non-carbonated beverages. The proceeds from the sales of the various assets to AH2O were used for general working capital purposes, to reduce debt and to provide additional funding for the marketing and distribution of the Company's beverages. Upon completing the sale of assets to AH2O, the Company concluded its engagement of McDonald Investments, Inc., which was appointed as the Company's investment banker and financial advisor in November 2000 to evaluate various strategic options, including possible divestiture of certain assets as well as acquisition opportunities.

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

In July, 2004, CC Beverage sold its 9,000 square foot office (leasehold interest) located in Burlington, Washington for $585,000, the net proceeds of which ($518,345) were used to pay down the Company's previous loan facility with Quest Capital Corporation of Vancouver, British Columbia.

The New Age Beverage Industry

The Company's products are considered "new age" beverages, a category which became identifiable in the mid-1980's. New age beverages are distinguishable from traditional soft drinks in that they generally contain natural ingredients, less sugar, and less, or no, carbonation. New age beverages are traditionally seen as healthful, premium-priced, distinctively packaged and distributed primarily through cold channels represented by convenience stores, delis and specialty stores. The new age beverage category is now generally recognized in the beverage industry to include the following sixteen beverage market segments:
"retail PET waters", "enhanced waters", "premium soda", "nutrient-enhanced fruit drinks", "fresh packaged juices", "smoothies", "regular single-serve fruit beverages", "sparkling waters", "sports beverages", "ready-to-drink coffees", "regular ready-to-drink teas", "energy drinks", "vegetable/fruit juice blends", "nutrient-enhanced dairy products", "nutrient-enhanced teas" and "shelf-stable dairy drinks".

The new age beverage category, according to Beverage Marketing Corporation of New York ("Beverage Marketing"), has grown in market size in the United States from US$3.8 billion in wholesale dollar sales in 1992 to $14.7 billion in 2003 (on volumes of 5.5 billion gallons). In 2003, for the fifth straight year, the new age beverage market achieved double digit growth in terms of volume (i.e. gallons consumed). In 1999, the market saw growth in wholesale dollar sales of 15.3% and volume of 15.5%. In 2000, the market experienced a slight deceleration (wholesale dollars sales of 11% and volume increased by 11%). In 2001, wholesale dollar sales grew by 14.2% and volume consumed increased by 14.7% and in 2002 sales increased by 12% over 2001 and volume consumed increased by 13.2%. In 2003, wholesale dollar sales grew by 8.7% and volume consumed increased by 13.4% over 2002. (Source: New Age Beverages in the U.S., 2004 Edition (August 2004), Beverage Marketing Corporation of New York).

While Beverage Marketing projects a compound annual growth rate of 8.1% for the New Age beverage market for the period from 2003 to 2008, the projected growth over the next five years is slightly slower than the growth over the previous five years (1998 to 2003), when the market grew by a compound annual rate of 10.9%. According to Beverage Marketing, the new age beverage market is expected to reach overall wholesale sales of $21.7 billion in 2008, an increase of $7.0 billion over 2003. (Source: New Age Beverages in the U.S., 2004 Edition (August
2004), Beverage Marketing Corporation of New York).

In 1998 the premium soda segment of the new age beverage market category accounted for $260 million in wholesale dollar sales. In 1999, sales of premium sodas increased by $10 million, or 3.8%, to $270 million and in 2000 sales increased by $20 million or 7.4%, to $290 million. In 2001, sales of premium sodas reached $305 million, an increase of 5.2% over 2000. In 2002, sales of premium sodas reached $318.7 million, an increase of 4.3% over 2001. In 2003, sales of premium sodas finished at $328.3 million, an increase of 3.0% over 2002. The premium soda segment had a 4.8% compound annual growth rate during the last five years. According to Beverage Marketing, the premium soda segment is expected to grow by 2.5% annually between 2003 and 2008. Notwithstanding the expected 2.5% five-year compound annual growth rate, the premium soda segment is still expected to lose some market share within the overall new age beverage category, going from 2.2% of wholesale dollar sales in 2003 to 1.7% in 2008 (Source: New Age Beverages in the U.S., 2004 Edition (August 2004), Beverage Marketing Corporation of New York).

With respect to the sports beverages segment of the new age beverage category, in 1999 the segment accounted for $1.757 billion wholesale dollar sales and in 2000 sales of sports beverages increased to $2.067 billion. In 2001, the sports beverage segment achieved sales of $2.182 billion. In 2002, sales of sports beverages reached $2.41 billion and in 2003 such sales reached $2.405 billion (a 11.9% annual growth rate). According to Beverage Marketing, sports beverages are the second largest segment of the new age market. Beverage Marketing predicts that the sports beverages segment will grow at a 7.0% compound annual growth rate from 2003 to 2008. Based on such expected growth, the sports beverages segment will have a 17.3% market share in 2008, down by 0.9 % from 2003 (Source:
New Age Beverages in the U.S., 2004 Edition (August 2004), Beverage Marketing Corporation of New York). With respect to information concerning the single-serve water segment of the new age beverage category, in which Clearly Canadian O+2(R) also competes, see "Cascade ClearTM Bottled Water" below.

In 2002 Beverage Marketing added a new grouping to the new age marketplace. Specifically, the single-serve water segment is now comprised of the retail PET water sub-segment and the new enhanced water sub-segment. Retail PET water is the largest new age beverage category in terms of wholesale dollar sales. In 1999 wholesale dollar sales of retail PET waters were $2.120 billion and reached $2.674 billion in 2000. In 2001, sales of retail PET waters reached $3.449 billion (an increase of 22.5% over 2000 sales). The wholesale dollar sales for retail PET waters in 2002 was $4.362 billion and in 2003 such sales reached $4.892 billion (a 12.2% annual growth rate). This market segment now has a 35.4% market share of the total new age beverage market. Similarly, the volume consumed of retail PET waters increased from 1,094.9 million gallons in 1999 to 1,361.5 million gallons in 2000 and 1,675 million gallons in 2001. The volume for 2002 was 2,042 million gallons and the volume for 2003 was 2,801 million gallons, which represents a 21.9% increase over 2002. According to Beverage Marketing, the retail PET water segment grew at an 18.6% average rate between 1998 and 2003 and over the next five years is still expected to grow at a compound annual growth rate of 13.0%. As a result, by 2008, retail PET water is estimated to account for 41.5% of all new age beverage market sales with estimated wholesale dollar sales of $9.030 billion, up from 33.1% in 2003 and

16.5% in 1998  (Source:  New Age  Beverages in the U.S.,  2004  Edition  (August
2004), Beverage Marketing Corporation of New York).

Products

Principal Beverage Products

Clearly Canadian(R) Flavoured Sparkling Water

In 1988 the Company introduced its flavoured sparkling water to the beverage marketplace. This product line, which is referred to as the Company's "core brand", competes in the "premium soda" segment of the new age beverage market as a premium brand product with distinctive flavours and packaging. A premium soda is a carbonated beverage containing a sugar concentrate base, which often carries a unique and sophisticated imagery and a premium price tag. This segment also includes all natural sodas, which, for the most part, contains all natural ingredients, including no artificial colours, flavours or preservatives. The Company currently offers six natural fruit flavoured sparkling beverages:
Blackberry, Cherry, Strawberry Melon, Peach, Raspberry Cream and Orange Pineapple. The Company has developed and owns the formulae for its flavourings. The flavours for these products are produced under contract by concentrate suppliers. In the second quarter of 2004, the Company introduced a reformulated version of Clearly Canadian(R) flavoured sparking beverages which has approximately one-half of the calories (approximately 45 calories per 8 fl. oz. serving), approximately one-half the carbohydrates (approximately 10 grams per 8 fl. oz. serving) with no preservatives and without compromising the products' premium taste profile. Based on the Company's discussions with certain of its major distributors and retailers and from its own analysis, the Company anticipates that the new formula for Clearly Canadian(R) flavoured sparkling beverages will be well received by the consuming public and especially from those more health conscious consumers that have a greater awareness of the health related issues associated with increased levels of sugar intake and obesity. This product line is available in 414 ml (14 fl. oz.) glass bottles with shrink-sleeve labels that are in vivid colours in abstract patterns and cover the entire bottle.

In 2004 and 2003, the Company's core brand products sales represented approximately 73% and 77%, respectively, of total product sales revenues. As a result of the projected growth rates in other segments of the new age beverage market, the Company has diversified, and intends to continue to diversify, its beverage product lines.

Clearly Canadian O+2(R)

In 1998 the Company developed a new oxygen enhanced beverage called "Clearly Canadian O+2(R)" which was launched and marketed in U.S. and Canadian markets through 1999 and 2000. In its unflavoured form, Clearly Canadian O+2(R) is produced with up to ten times the normal concentration of oxygen naturally found in water. Additionally, Clearly Canadian O+2(R) also comes in two flavours (Fruit-Citrus and Berry-Citrus) which are produced with up to five times the normal concentration of oxygen. Clearly Canadian O+2(R) features an innovative, sleek, blue bottle, which is designed to prolong the retention of oxygen levels. This product line has been designed to compete in the "single-serve water" and "sports beverages" segments and the new enhanced water sub-segment of the new age beverage category.

Cascade ClearTM Bottled Water

In February 2002, the Company's subsidiary, CC Beverage, concluded the sale of certain production facility assets to Advanced H2O, Inc. ("AH2O") of Bellevue, Washington. (See "Business of the Company"). As part of the sale to AH2O, CC Beverage sold its "Cascade Clear" bottled water business for an aggregate of $2 million, which purchase price is being paid to CC beverage as a royalty based on a percentage of the gross sales earned by AH2O over time, subject to a minimum payment of $100,000 per year. At the end of each year, AH2O had an option to not make the minimum payment, and if not paid, CC Beverage could elect to repurchase the Cascade Clear brand for $1.00. In January 2005, AH2O gave notice to CC Beverage that it would not be continuing with the Cascade Clear brand, and as a result, CC Beverage elected to re-acquire the brand for future business distribution and sale opportunities. Cascade Clear bottled water competes in the retail PET water sub-segment of the single-serve water segment of the new age beverage category, being non-sparkling water in 1.5 litres or less "PET bottles" (PET is short for polyethylene terephthalate and is often interchangeably used with the term plastic).

Other Beverage Products

Tre Limone(R)

In 1999 the Company developed a new product line for the North American market. The product, Tre Limone(R), is a dry, sparkling lemon-ginger drink and was launched on a roll-out basis in 2000. This product line was since discontinued in 2004.

Reebok Fitness Water Beverages

The Company conducted product development work with Reebok International Ltd. ("Reebok"), which resulted in Reebok and the Company entering into a license agreement in February 2001. Under this license agreement, the Company manufactured, marketed and distributed certain Reebok branded beverage products, until December 31, 2003 when this license agreement terminated due the inability of the Company to meet certain minimum net sales requirements for 2003. In 2004 and 2003, the sales of Reebok represented approximately 2.3% and 10.4%, respectively, of total product sales revenues. The Company no longer markets or distributes Reebok branded beverage products.

Co-Packing

The Company currently bottles a private label bottled water, utilizing the Company's licensed oxygenation technology, for a private label customer.

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

Seasonal Nature of the Business

Sales of the Company's beverage products are subject to seasonal variations in demand. For example, consumers in North America typically consume fewer beverage products in the late fall, winter and early spring months. As a result, the Company's results of operations vary seasonally and such variations may be significant. See "Risk Factors".

Competition

The Company's products compete broadly with all beverages available to consumers. The beverage market is highly competitive, and includes international, national, regional and local producers and distributors, many of whom have greater resources than the Company. The Company believes that its direct competitors in the new age beverage market include: Cadbury Schweppes, which purchased Snapple Beverage Group from Triarc Beverage Companies Inc. in September 2000, producers of "Snapple", "Mistic" and "Stewart's Soda"; Coca-Cola Company, producers of "Fruitopia", "Nestea", "Powerade" and "Dasani"; PepsiCo, producers of "Lipton Teas", "Acquafina", "SoBe" (ie. acquired by PepsiCo through an acquisition of a 90% interest in South Beach Beverages in January 2001), and "Gatorade" (acquired by PepsiCo through merger with Quaker Oats which was approved in August 2001); Nestle Waters North America, Inc., producers of "Perrier", "Poland Springs", "Arrowhead", "Aberfoyle Springs" and other water beverages; Danone Waters of North America, Inc., producers of "Evian" and "Dannon"; Hansen Natural Corp., producers of various natural sodas, smoothies, functional drinks, juices and iced teas; and Ferolito, Vultaggio & Sons, producers of "Arizona Iced Teas". While the Company believes that it competes favourably on factors such as quality, merchandising, range of flavours, brand name recognition and loyalty, the Company and its product lines will continue to experience increasing competitive pressures from both traditional and new age beverage companies, many of whom have substantially greater marketing, cash, distribution, technical and other resources than the Company.

Proprietary Protection

Trademarks

The Company has numerous trademark registrations in the United States, Canada and in other countries worldwide in connection with its Clearly Canadian(R), Clearly Canadian O+2(R) and other beverage product lines. The Company's trademark registrations are valid for varying periods of time, but are renewable before expiry.

Copyright

The Company retains copyright to any work created by its employees during the course of their employment and, where necessary, acquires copyright by assignment from independent contractors who prepare artistic work for the Company's products and promotional materials.

Reliance on Intellectual Property Rights

The Company regards its trademarks, copyrights, trade secrets and similar intellectual property as critical to its success and attempts to protect such property with registered and common law trademarks and copyrights, restrictions on disclosure and other actions to forestall infringement. The Company relies on a combination of trademark and trade secrecy laws, confidentiality procedures and contractual provisions to protect its intellectual property rights. The Company has in the past, and it expects that it may in the future, license elements of its distinctive trademarks, trade dress and similar proprietary rights to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, no assurances can be given that such licensees will not take actions that might materially and adversely affect the value of the Company's proprietary rights or the reputation of its products, either of which could have a material adverse effect on the Company's business. Product package and merchandising design and artwork are important to the success of the Company and it intends to take action to protect against imitation of its products and packages and to protect its trademarks, patents and copyrights as necessary. However, there can be no assurance that other third parties will not infringe or misappropriate the Company's trademarks, trade dress and similar proprietary rights. In addition, despite the Company's precautions, some or all of the trade secrets and other know-how that the Company considers proprietary could be independently developed, could otherwise become known by others or could be deemed to be in the public domain.

Operations and Distribution

Well Sites

The Company's first well site, which is leased, is situated on five acres of land located in Thornton, Ontario (the "Thornton Well Site"). In Ontario, the Company must obtain a commercial licence to draw quantities of water from its property. The Company is presently licensed to draw approximately 104 million gallons of water per year from its two wells on the Thornton Well Site, and is presently drawing water from this site.

The Company's second well site is located near the Village of Formosa, Ontario (the "Formosa Well Site") and consists of approximately seven acres with an artesian well which is approximately 950 feet deep. The Company owns the Formosa Well Site and the water-taking permit allowing up to approximately 238,000 gallons per day to be drawn from the property, however, the Company is not presently drawing water from this site. The terms of such licences are for two years and are subject to renewal. The Formosa Well Site property is currently listed for sale.

Also, the Company previously owned a well site property which is located near Vernon, British Columbia, consisting of approximately 16.9 acres of land on which five wells are drilled (the "B.C. Well Site"). On October 24, 2003, the Company completed the sale of the BC Well Site for a purchase price of Cdn$275,000. In connection with such sale, the Company has retained an eight year license which entitles the Company to draw up to 1,750,000 gallons of water per year at no cost during the first four years of the license and at a price of Cdn$0.01 per gallon in the last four years of the license. Water from this site has previously been used for the Company's flavoured beverage products, however the Company is not presently drawing water from this site.

The water used in the Company's "core brand" product line, Clearly Canadian(R) sparkling flavoured sparkling beverages, presently comes from water sources located in Canada, which are on properties owned or leased by the Company, or subject to a water supply contract with a third party. This water is transported from the well sites to bottling facilities in dedicated stainless steel tankers (ie. dedicated for water uses only) and placed in dedicated stainless steel storage tanks. The transport trucks then return with empty sealed tankers to ensure no contamination. The water used in the Company's Clearly Canadian O+2(R) product line is supplied by AH2O from a water supply source located in the Cascade Mountain area near the town of Concrete, Washington.

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

Based upon the present flow capacities of the Company's own well sites and contracted water sources, the Company believes that it has an adequate supply of water to meet its present and anticipated future water requirements.

Bottling

The Company's and CC Beverage's bottles are currently supplied from one glass bottle manufacturer and two plastic (PET) bottle manufacturers. Based on the Company's knowledge of the capacities of its suppliers, the Company expects to have a sufficient supply of bottles to enable it to meet its anticipated future requirements.

Frequent and regular testing of product and packaging quality parameters is conducted at the bottling plants by trained personnel. Additionally, a sampling submission program tests samples from each and every production run and such samples are sent to the Company's quality control facilities. In addition to this testing program, the Company reviews daily production and quality control records from each bottling facility which are forwarded to the Company every production day. All analytical data is summarized and trend results are utilized in conjunction with regular plant inspections to monitor the success of the overall quality assurance program. The Company's quality assurance personnel continuously review standards with both suppliers and production operations. The Company also utilizes independent testing labs on a regular basis.

The Company uses contract bottling facilities (being independent bottling companies under contract with the Company or its subsidiaries). Currently the Company utilizes the following contract bottling facilities for producing products:

Advanced H2O, Inc. of Bellevue, Washington produces product (Clearly Canadian(R) flavoured sparkling beverages and Clearly Canadian(R) oxygenated beverages) primarily for distribution to western Canada and to western U.S. Advanced H2O, Inc. also produces for the Company other branded oxygenated water that the Company sells to certain co-pack customers. The Company is currently in discussions with AH2O that are expected to result in sub-contracting the bottling of Clearly Canadian(R) flavoured sparkling beverages to an alternative bottling facility also located in Washington State.

Delta Beverages of Woodbridge, Ontario produces product (Clearly Canadian(R) flavoured beverages) primarily for distribution in Canada and the U.S.

Ameripec, Inc. of Buena Park, California has produced Reebok beverage products in the past and may be utilized for other new product initiatives in the future.

Quality Control

The quality of all of the Company's products is intended to meet or exceed the requirements imposed by applicable regulatory authorities in the U.S., Canada or other countries where the Company's products are sold. For products which utilize water from the Company's own water sources, the Company's quality control system begins at the well site where the Company closely monitors the quality of the source water. The water is tested a second time as it is received at the bottling facility. For all of its products, the final test is of the finished product, which is conducted after bottling. For its core brand products, the water is transported from the well sites to bottling facilities in dedicated stainless steel tankers (ie. dedicated for water uses only) and placed in dedicated storage and handling equipment. Water transport trucks are sealed and returned to the well sites empty to guard against cross-contamination. The Company conducts regular inspections at each bottling facility. The Company's quality assurance employees conduct continuous random on-site audits of the quality control systems at each bottling facility. Each and every production run at the bottling facilities is tested to ensure the Company's product specifications are being met. The Company also uses independent testing labs to verify its own test results on a regular basis.

Distribution and Sales

For most of its product lines, the Company distributes and sells its products through a network of authorized distributors and sub-distributors ("DSD System"). Typically, the Company appoints distributors to distribute and sell products within an assigned territory and such distributors purchase finished goods from the Company. Distributors are, in certain circumstances, subject to certain minimum sales performance requirements within their territories in order to maintain their distribution rights and are required to promote the sale of the Company's products within their territories. In addition to its DSD System, the Company also sells some of its products on a direct sale basis to certain retailers and merchandisers.

With respect to product distribution in the U.S. and Canada, the Company's principal markets, the Company has distribution arrangements with the following major distributors:

o Seven-up/RC Bottling Company of Southern California (a wholly owned subsidiary of Dr Pepper Seven-up Bottling Group) provides distribution for the territories of Southern California, New Mexico, and Southern Nevada.

o Seven Up Bottling Company provides distribution in the territory of Northern California.

o All-American Bottling Corporation provides distribution in several states in the central United States.

o Southeast-Atlantic Beverage provides distribution for the states of Florida and Georgia.

o Polar Beverages, Inc. provides distribution for several states in the New England region.

o The American Bottling Company (a wholly owned subsidiary of Dr Pepper Seven-up Bottling Group) provides distribution in several states in the Mid Western United States.

o Columbia Distributing Company and Walton Beverages provide distribution in the states of Oregon and Washington.

o Canada Dry Bottling Company of New York (a subsidiary of Honickman Affiliates) provides distribution throughout the five boroughs of New York City (the Bronx, Brooklyn, Manhattan, Queens and Staten Island).

o Acosta Canada provides a full range of distribution (brokerage), selling and marketing services throughout Canada.

Additionally, the Company utilizes a network of independent distributors that provide distribution services to certain regions or customers not serviced by the foregoing major distributors. Additional new relationships and distribution arrangements are in various stages of negotiation and the Company expects further distributor appointments to be announced during 2005.

With respect to product distribution in countries other than the U.S. and Canada, the Company, or its subsidiaries, have distribution arrangements with various distribution groups in Turkey, the Caribbean, Malaysia, Mexico, the Middle East, Taiwan, Sweden, Korea, India, Russia, Indonesia and Poland. Sales to international distributors accounted for 5.7% of total sales in 2004 and 3.5% of total sales in 2003.

Product and Distribution Initiatives and Objectives

It is the Company's intention to continue to expand the availability of its Clearly Canadian(R) flavoured sparkling beverages, with particular focus on the domestic markets of the United States and Canada. The objective of the Company is to continue to build upon the strong distribution relationships already in place from 2003 and 2004 to establish a more effective and focused national network of distribution in both the United States and Canada. The Company intends to support these distribution systems in their efforts to expand the availability of Clearly Canadian(R) flavoured sparkling beverages through the use of company-staffed distribution drives, regionally designed incentive programs, new point of sale materials, and company-sponsored national account listings. Strengthening the Company's distribution network remains a key component in the Company's goal to rebuild distribution for the Clearly Canadian brand in the "all-other-market" segment on a national level. In 2005, marketing and selling efforts will be focused on achieving meaningful distribution and availability improvements in certain key markets. Critical to executing this strategy is the strengthening of the Company's field sales team and the addition of a "Market Specialist" role. The Market Specialist position will have a mandate to increase availability in the all-other-market segment. This segment is primarily comprised of non-chain affiliated accounts, and offers "cooler door" availability.

As to new product initiatives, the Company has introduced (May 2004) a reformulated mid-calorie version of Clearly Canadian(R) flavoured sparkling beverages. The new formulation of Clearly Canadian(R) flavoured sparkling beverages represents one of the first entrants into an emerging new category of beverages and will contain 50% less carbohydrates, sugar and calories. The mid calorie version of Clearly Canadian(R) flavoured sparkling beverages has approximately 45 calories and 10 grams of sugar per 8 oz serving. The reformulation is fully preservative free, contains only natural flavours, and is kosher certified. Further, packaging has been updated to reflect a significantly stronger Clearly Canadian(R) branding and to communicate to the consumer that the product is preservative free and natural. The reformulated product continues to deliver the same great premium taste that the Company's consumers have come to expect and is being supported by regional marketing activities, distribution drives, and point of sale materials to strongly communicate these product reformulation improvements.

The Company launched the newly reformulated Clearly Canadian(R) product in New York in May 2004 in conjunction with the appointment of Canada Dry Bottling Company of New York. Thereafter, the new reformulated Clearly Canadian(R) flavoured sparkling beverages was rolled out nationally in both the United States and Canada in 2004.

The Company believes that the reformulated Clearly Canadian(R) flavoured sparkling beverages will more closely meet the needs and demands of contemporary consumers that have a greater awareness of the health related issues associated with increased levels of sugar intake and obesity.

The Company also plans to continue in negotiations with various parties in relation to the development of additional co-packing opportunities in private label businesses and licensing opportunities in enhanced beverage manufacturing that utilize technologies and expertise developed by the Company. Additional business development relative to private label co-packing and licensed products are expected to contribute incremental revenue for early 2005 and beyond which the Company expects will directly contribute to greater profitability on an on-going basis.

In order for the business objectives relative to Clearly Canadian(R) flavoured sparkling beverages to be fully met, it will be necessary for the Company to be successful in expanding its distribution relationships in the United States. The remaining key selling regions of the United States that the Company has currently targeted for distribution upgrades are Texas, the Delaware Valley region and southern Louisiana. The Company is in various stages of discussion with potential distributors in each of these regions of the United States and believes that it will be successful with such distribution initiatives in 2005. Of importance is the Company's ability to continue to fund the new marketing initiatives to promote increased sales. Additionally, as individual "cold box" (store coolers) distribution in existing and new distributors continues to improve, the Company anticipates there will be a growing need to support such distribution in new convenience chains and in "warm" (store shelf) and multi-serve grocery distribution. It is normal practice for both national convenience and grocery chains to require the Company to pay listing or slotting fees prior to the introduction of new products to their shelves.

Insurance

The Company maintains "all risk" property insurance up to an aggregate policy limit of Cdn$5,000,000 which insurance covers loss and damage to the Company's product inventories (loss limited to Cdn$5,000,000), office contents, tenant improvements and certain buildings and equipment. Additionally, the Company has commercial general liability insurance which covers claims against the Company by third parties for bodily injury and property damage and which policy includes coverage for claims based upon product liability. The aggregate policy limit for the commercial general liability insurance is Cdn$25,000,000. The Company also maintains commercial fidelity bond coverage with a policy limit of Cdn$500,000.

All of the Company's insurance policies are presently in force and in good standing, with all premiums having been paid. On a regular basis the Company's insurance coverage requirements are reviewed by its insurance advisors to ensure that the Company is maintaining prudent levels of insurance coverage.

Government Regulation

In Canada, the Company and its contracted bottlers and suppliers are required to meet the requirements of a variety of federal, provincial and local government authorities and agencies in connection with its products. With respect to federal matters, the Company's products are regulated by Health Canada, which deals with product quality requirements, and by the Canadian Food Inspection Agency, which deals with product content and product labelling issues. At the provincial level, the Company is subject to regulation and controls imposed by the Ontario Ministry of Environment with respect to water drawn from the Thornton and Formosa Well Sites. In British Columbia, the Company is regulated by similar agencies such as the Ministry of Health and the Ministry of Environment with respect to product and water originating from British Columbia water sources. Additionally, at the local level, the Company is regulated by certain regional authorities which deal with issues concerning land and property uses that relate to the Company's well sites.

In the United States, the Company and its contracted bottlers and suppliers are required to meet the rules and regulations set down by the Federal Food and Drug Administration. Additionally, at the state level, a number of government agencies and authorities impose certain licensing requirements for the Company's products.

The Company's Properties

The Company presently leases approximately 4,250 square feet for its corporate head offices located at 2489 Bellevue Avenue, West Vancouver, British Columbia. The lease commenced in October 2001 and is for an initial term of five years with an option for a further five years. These leased premises are owned by a limited partnership of which certain of the limited partners are directors of the Company. See Item 7. "Major Shareholders and Related Party Transactions".

The Company's Thornton Well Site is situated on five acres of land located in Thornton, Ontario. The Company previously upgraded the facility for water storage and water processing and established an eastern well site facility. By agreement dated June 2000, the Company sold the property where the Thornton Well Site is located, however, retained the property's water rights for its own exclusive use. Concurrently, the Company acquired a lease from the purchaser of the subject property so as to maintain its normal operations for the Thornton Well Site. The lease is for a 10 year term from July 17, 2000 with a further 10 year renewal option.

The Company's Formosa Well Site consists of approximately seven acres located in the Village of Formosa, Ontario. The Company is not presently utilizing the Formosa Well Site and has listed the property for sale.

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

Employees

As of December 31, 2004, the Company and CC Beverage had a total of approximately 28 employees. Of this number, approximately 16 employees work in various management and administration positions in the Company's corporate head office in West Vancouver, British Columbia. Approximately 12 employees of the Company and CC Beverage are involved in various sales, marketing and operations activities and work out of their home offices at various locations in the United States and Canada.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's business strategies, market conditions, outlook and other matters. This discussion and analysis of the results of operations and financial condition of the Company is qualified in its entirety by reference to and should be read in conjunction with the Company's audited financial statements for the fiscal year ended December 31, 2004 and the related notes thereto, as well as the risk factors set out in this annual report. Unless otherwise stated, all monetary figures expressed in this annual report are in U.S. dollars.

Subsequent to December 31, 2004, the Company completed a corporate restructuring, which included a 10:1 share consolidation (reverse split) effective May 2, 2005. Information contained in this annual report does not give effect to the reverse split except as otherwise noted. See Item 4. "Information on the Company- Corporate Restructuring".

Overall performance for the years ended December 31, 2004 and 2003

The Company's overall sales revenues declined from $13,270,000 in 2003 to $11,586,000 in 2004, a decline of $1,684,000 (12.7%) on a year over year basis.
A significant portion of the revenue decline is attributable to a decrease in revenue for the Reebok fitness water brand, where sales declined from $1,385,000 in 2003 to $267,000 in 2004. Expected sales growth in the Reebok brand was an important Company objective in order to provide additional working capital in 2003 when significant distribution network changes were planned for the Company's core Clearly Canadian(R) brand. In late 2002 and early 2003, many new listings for Reebok fitness water were secured in convenience, grocery, and drug store chains. In the first half of 2003, a major listing for Reebok fitness water was tentatively secured at the largest club store channel account in the United States. The Company's license agreement with Reebok provided that Reebok must approve the sale of Reebok fitness water in this channel of distribution prior to proceeding with the listing. Reebok management advised the Company in June 2003 that it would not approve the listing on the basis that the club store channel of distribution was not consistent with Reebok's own brand objectives. As of December 31, 2003, Reebok terminated the license agreement based on the Company's inability to meet certain minimum net sales requirements for 2003.

In 2003 and 2004, the Company continued to pursue and transition its core Clearly Canadian(R) business into stronger distribution systems in the United States. Specifically, the Company was successful in recently securing new distribution arrangements as follows:

     o Seven-up/RC Bottling Company of Southern California (a wholly owned subsidiary of Dr Pepper Seven-up Bottling Group) provides distribution for the territories of Southern California, New Mexico, and Southern Nevada.

     o All-American Bottling Corporation provides distribution for several States in the Central United States.

     o Southeast-Atlantic Beverage provides distribution for the States of Florida and Georgia.

     o Polar Beverages, Inc. provides distribution for several States in New England.

     o The American Bottling Company (a wholly owned subsidiary of Dr Pepper Seven-up Bottling Group) provides distribution for several States in the Mid Western States.

As well, in 2003 the Company announced the expansion of its broker agreement with Acosta Canada Corporation, a national leader in sales and marketing solutions. As part of that agreement, Acosta committed to providing its selling, merchandising, marketing, and promotional services for Clearly Canadian(R) brands on a nationwide basis in Canada.

Changes to these new distribution networks did, however, result in transitional interruptions in sales for the brand in certain regions which contributed to the decrease in total Clearly Canadian(R) core brand sales for 2003 and 2004 as previous distributors were terminated and inventories were sold off. As well, within the beverage industry, the effects of unseasonably cooler weather conditions in the key spring and summer selling periods in the United States adversely affected beverage sales generally in 2003. The Company also attributes the decline in sales in 2003 and 2004 to challenging years with respect to available working capital, which contributed to limiting certain marketing and sales programs, as well as causing certain inventory production constraints. Working capital challenges specifically limited the Company's ability to build up inventory levels and its ability to invest in continuing brand building efforts in the areas of promotional commitments, slotting and listing fees and branded point of sale materials. Management believes that the foregoing factors contributed to the overall decline of core Clearly Canadian(R) sales in 2003 and 2004.

Application of Critical Accounting Policies

The following discussion is based on the consolidated financial statements included in this annual report which have been prepared in accordance with Canadian GAAP. These principles differ in certain material respects from U.S. GAAP. These differences are described in note 19 of the Company's consolidated financial statements.

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of its financial statements in conformity with Canadian GAAP. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

There are several accounting policies that the Company believes are critical to the presentation of its consolidated financial statements. Note 2 - "Summary of significant accounting policies" to the Company's consolidated financial statements summarizes each of the Company's significant accounting policies. Those accounting policies should be read in conjunction with the other notes to the Company's consolidated financial statements and management's discussion and analysis of results of operations and financial condition described in this "Operating and Financial Review and Prospects." Set out below are certain of the accounting policies that the Company believes are critical to the presentation of its consolidated financial statements.

Going Concern

The financial statements of the Company have been prepared using Canadian GAAP applicable to going concern.

These financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $5,086,000 for the year ended December 31, 2004 and had a working capital deficit of $4,370,000, an accumulated deficit of $61,889,000 and a shareholders' deficiency of $3,515,000 at year-end. Operations for the year ended December 31, 2004 have been funded primarily from the issuance of capital stock, the net proceeds of short-term debt financing of $862,000, the continued support of creditors, net changes in working capital balances and the net proceeds of $543,000 on disposition of the Company's property located in Burlington, Washington, USA.

Management has continued to take steps to try to improve the Company's financial results and cash flows. These steps include listing for sale its land and water rights in Formosa, Ontario in 2004. Subsequent to December 31, 2004, the Company completed a corporate restructuring and raised $5.7 million of equity financing to fund working capital requirements (see Item 4. "Information on the Company-Corporate Restructuring").

The financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life. Therefore, they are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment in the carrying value when such a determination is made. The

Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights were impaired. As a result, the Company has recorded a charge of $1,536,000 in its year ended December 31, 2004 audited financial statements.

Financial instruments

a)   Fair value of financial instruments

     The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b)   Concentration of credit risk

     The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2004, two customers represented 32% (one customer in December 31, 2003 - 21%) of total accounts receivable.

c)   Interest rate risk

     The Company's short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to the Company's December 31, 2004 audited financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)   Foreign exchange rate risk

     The majority of the Company's revenues are earned and production costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options, land and water sources ($2 million) and the accrual for marketing fees ($534,000). Actual results could differ materially from those estimates.

Legal proceedings

The Company is party to certain legal proceedings, the description of which is set forth in this Item 5 under the heading "Legal Proceedings" and under note 15 in the Company's audited financial statements for the year end December 31, 2004.

Results of Operations

Years ended December 31, 2004, 2003 and 2002

The following discussion addresses the operating results and financial condition of Clearly Canadian for the years ended December 31, 2004, 2003 and 2002. The Management Discussion and Analysis should be read in conjunction with the Company's consolidated audited financial statements and the accompanying notes as well as the cautionary statements at the end of this section.

Net loss from operations for the year ended December 31, 2004 was $5,086,000 or $0.66 per share on a basic and diluted basis on sales revenues of $11,586,000, compared to a loss of $3,713,000 or $0.55 per share on a basic and diluted basis on sales revenues of $13,270,000 for the year ended December 31, 2003. Included in the net loss for the year, was the write-down of the Company's water source properties in the amount of $721,000 and the write-down of distribution rights in the amount of $1,536,000. This write-down is with respect to the purchase price previously paid by the Company when it bought back certain distribution rights from master distributors. Operating loss (Gross Profit less Selling, General and Administrative expenses) for the year ended December 31, 2004 was $2,049,000 or $0.26 per share compared to $2,244,000 or $0.33 per share for the year ended December 31, 2003. The year over year decrease in revenue was attributable to a decrease in sales of brand Clearly Canadian and the Company's licensed Reebok products, partially offset by an increase in private label business. In 2003, Reebok International Inc. elected not to renew its licensing agreement with the Company to manufacture, distribute and sell certain Reebok products. Sales in 2004 included a depletion period to sell off the remaining Reebok branded products. Accounting for the sell off period in 2004, Reebok branded sales were off by $1,117,790 or by 80%, as compared with 2003. The Company's private label business experienced significant growth in 2004, as compared with the same period in 2003. The Company has plans to cultivate further growth in its private label business in 2005.

The Company further attributes the decline in sales in 2004 to a challenging year with respect to available working capital, which contributed to limit certain marketing and sales programs for brand Clearly Canadian. In 2004, the Company was successful in arranging secured bridge loans and private placement funding that facilitated ongoing general working capital needs in the year. In May 2005, the Company completed a corporate restructuring and raised $5.7 million of equity financing to fund working capital requirements (see Item 4. Information on the Company- Corporate Restructuring).

In 2004 the Company continued its efforts to establish stronger distributors in key regions for the Clearly Canadian(R) brand, including the Pacific Northwest and New York City, in an effort to increase the presence of the brand in these important markets. Strengthening Clearly Canadian's distribution network remains a key component in the Company's goal to rebuild distribution for the Clearly Canadian brand in the "all-other-market" segment on a national level. In the first quarter of 2005, the Company's marketing and selling efforts were focused on achieving meaningful distribution and availability improvements in certain markets. Critical to executing this strategy is the strengthening of our field sales team and the addition of a "Market Specialist" role. The Market Specialist position will have a mandate to increase availability in the all-other-market segment. This segment is primarily comprised of non-chain affiliated accounts and offers "cooler door" availability.

Selling, general and administrative expenses from operations were $5,587,000 for the year ended December 31, 2004 compared to $5,554,000 for the same period in 2003. In 2004, the Company closely controlled its spending in all areas of selling, general and administrative expenses ("SG&A"). To assess the Company's 2004 and 2003 SG&A results on a comparable basis, in 2003 the Company recovered $387,000 in accrued expenses. Without these accrued expenses, the Company's SG&A would have been $5,941,000 in 2003. After accounting for this adjustment in 2003, the Company has actually decreased its SG&A by $354,000 in 2004, representing a reduction of 6.0% as compared to the same period in 2003. The decrease in SG&A expenses is attributable for the most part to decreases in promotional spending and staff levels, and recovery of bad debts.

Gross profit margins from operations were 30.5% for the year ended December 31, 2004 compared with 24.9% for the corresponding period in 2003. This represents gross profit of $3,538,000 for the year ended December 31, 2004 compared to $3,310,000 for the corresponding period in 2003. In 2003, the Company wrote off Reebok product, which accounted for 3.2% of the decline in gross margin in that year. Excluding the write off, the Company's gross profit for 2003 would have been 28.1%. The increase in gross profit in 2004 is attributable for the most part to a change in the Company's sales mix, with a higher percentage of total sales being from its private label and oxygenated water segments and lower sales from its Reebok brands as compared with the same period in 2003.

Selected Annual Information

($ in thousands, except per share data)
---------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended         Year Ended         Year Ended
                                                                   December 31,       December 31,       December 31,
                                                                           2004               2003               2002
---------------------------------------------------------------------------------------------------------------------

Total revenue                                                            11,586             13,270             20,205
Net loss before writedown of assets (1)                                   2,829              2,941              2,756
Basic and diluted loss per share before writedown of assets
(2)                                                                        0.36               0.43               0.41
Net loss                                                                  5,086              3,713              5,383
Basic and diluted loss per share (2)                                       0.66               0.55               0.54
Total assets                                                              4,181              7,356             10,647
Long term debt                                                            1,957              1,799              1,112
Total liabilities                                                         7,696              6,231              5,924
---------------------------------------------------------------------------------------------------------------------

(1)  Writedown  of  assets  includes  the  writedown  of  property,   plant  and
     equipment, and the writedown of distribution rights.

(2) Per share figures have not been adjusted to reflect the 10:1 consolidation (reverse split) which was completed on May 2, 2005, subsequent to the year end.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended December 31, 2004.

Amounts in Accordance with Canadian         2004       2004      2004       2004       2003       2003       2003       2003
 GAAP (unaudited)                         31-Dec     30-Sep    30-Jun     31-Mar     31-Dec     30-Sep    30-June     31-Mar
  ($ in thousands, except per share
 data)
-------------------------------------------------------------------------------------------------------------------------------

Sales                                       2,248      3,273     3,131      2,934      2,382      3,849      3,914      3,125
Cost of sales                               1,603      2,183     2,201      2,061      2,050      2,931      2,728      2,251
                                       ----------------------------------------------------------------------------------------
Gross profit                                  645      1,090       930        873        332        918      1,186        874
Selling, general and administrative
   expenses                                 1,395      1,376     1,513      1,303       8461      1,536      1,728      1,444
Amortization of property, plant and
   equipment                                   34         33        32         31         65         71         80         78
Royalty                                     (133)          -         -          -      (119)          -       (17)       (27)
Interest expense                               83         55        58         30         41         41         35         28
Other, interest, gains, losses and
   writedowns                               2,417        271       120          6      1,126         51         37       (21)
-------------------------------------------------------------------------------------------------------------------------------
Net loss                                  (3,151)      (645)     (793)      (497)    (1,627)      (781)      (677)      (628)
-------------------------------------------------------------------------------------------------------------------------------
Net loss per share (2)                     (0.39)     (0.09)    (0.11)     (0.07)     (0.24)     (0.12)     (0.10)     (0.09)
-------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding     8,147,671  7,495,889 7,455,682  6,991,506  6,795,682  6,795,682  6,795,682  6,708,182



(1) Includes a recovery of an accrual recorded in a prior year in the amount of $387,000.

(2) Per share figures have not been adjusted to reflect the 10:1 consolidation (reverse split) which was subsequently completed on May 2, 2005.

Liquidity and Capital Resources

At December 31, 2004 the Company had a working capital deficit of $4,370,000 compared to working capital deficit of $2,660,000 at December 31, 2003. The Company had bank indebtedness of $272,000 at December 31, 2004 compared to bank indebtedness of $478,000 at December 31, 2003. Net cash used in operating activities was $1,458,000 consisting of operating losses for the year and changes in the non-cash working capital balances. Net cash provided by financing activities was $872,000, which consisted of proceeds from short term debt of $1,943,000, the issuance of capital stock and warrants of $216,000, less the repayment of short-term debt of $1,081,000 and repayment of bank indebtedness of $206,000. Net cash provided by investing activities was $584,000, which consisted of the sale of the Company's office located in Burlington, Washington in the amount of $543,000, proceeds on the sale of the Company's interest in a limited partnership to a company controlled by a director of the Company in the amount of $85,000, and the use of $44,000 to acquire capital assets mainly used in the production of labels.

The Company's total contractual obligations at December 31, 2004 were $6,730,000 and are comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

To raise additional funds for working capital purposes, the Company, subsequent to December 31, 2004, completed a corporate restructuring and raised $5.7 million of equity financing to pay for marketing and selling programs, accounts payable and to fund general working capital requirements (see Item 4. "Information on the Company- Corporate Restructuring").

The following table is a summary of the Company's contractual obligations as at December 31, 2004:

                                                   Payments Due by Period (12 months ending December 31)

Contractual Obligations                    Total       2005       2006       2007       2008       2009      2010 and
($ in thousands, except per share data)                                                                    thereafter
------------------------------------------------------------------------------------------------------------------------

Operating line of credit                      272        272          -          -          -          -             -
Letters of credit                             116        116          -          -          -          -             -
Short term loans                            1,248      1,248          -          -          -          -             -
Long term debt                              1,957          -      1,957          -          -          -             -
Operating leases (office equipment and
   premises)                                  352        171        131         14         14         14             8
Consulting contracts                        2,785        557        557        557        557        557             -

------------------------------------------------------------------------------------------------------------------------
Total Contractual obligations               6,730      2,364      2,645        571        571        571             8
------------------------------------------------------------------------------------------------------------------------

Working Capital Requirements

The Company had a working capital deficit of $4,370,000 at December 31, 2004. In May 2005, the Company completed a corporate restructuring and raised $5.7 million of equity financing to fund working capital requirements (see Item 4. "Information on the Company- Corporate Restructuring"). On an on-going basis, the Company's principal source of its liquidity is its operating cash flow. The Company believes that its internal sources of liquidity, together with its operating line of credit (see below, "Liquidity and Capital Resources - Bank Indebtedness") may be sufficient to satisfy cash and working capital requirements, however, to the extent that such sources of liquidity are not sufficient, the Company may seek additional sources of debt and/or equity financing in the future to fund its operations and working capital. Such financings may or may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders. See the risk factors and notes regarding "Forward-Looking Statements" and "Going Concern" assumptions set out in this annual report.

Bank Indebtedness

The Company's subsidiary, CC Beverage (US) Corporation (CC Beverage), has an operating line of credit available with a United States bank, which bears interest at U.S. prime rate plus 4% with a 12-month term ending August 24, 2005 and is collateralised by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of its U.S. trade accounts receivable outstanding less than 60 days (as at December 31, 2004 - $406,000, 2003 - $503,000). The weighted average interest rate for 2004 was 8.49% (2003 - 8.125%; 2002 - 8.75%). At December 31, 2004, $272,000
(2003 - $478,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

Long Term Debt

The Company's long term debt at December 31, 2004 was $1,957,000, which was comprised of various types of debt instruments, including promissory notes and mortgages. In February 2002, certain previous indebtedness and certain capital leases were assumed by AH2O. Subsequent to completing its corporate restructuring and financing in May 2005, the Company has paid down its long term debt by $528,349 through the redemption of all of its convertible debentures.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Trends

There is a continuing trend in the new age beverage industry toward greater consolidation of brand ownership and product distribution as major beverage companies acquire both new age and traditional soft drink beverage brands. This consolidation within the new age beverage industry has brought about a similar consolidation in manufacturing and distribution as some of the major beverage companies attempt to integrate their brands with manufacturing and distribution facilities and networks. In this regard, the Company intends to continue its focus on maintaining and expanding its current market share through ongoing marketing and distribution initiatives, and through alignment with stronger distribution networks throughout the United States. In addition to evaluating potential strategic transactions, the Company also intends to continue with its focus of developing new products, extending existing brands and seeking out further product licensing and co-packing opportunities. See Item 4. "Information on the Company - Business Overview" and "- Operations and Distributions".

The most significant trends reflected in the Company's recent financial results are declining sales revenues and deterioration in the Company's working capital position. Other than in 2001, where revenues increased slightly, the Company's revenues have declined each year since 1996. The Company had revenues of $11,586,000 during the year ended December 31, 2004, compared to $13,270,000 in 2003, $20,205,000 in 2002, $23,257,000 in 2001, $23,247,000 in 2000, and
$31,418,000 in 1999. In connection with the sale of the Company's home and office water business assets and its production facility assets (i.e. including co-pack business and Cascade Clear brand), reported sales revenues for 2002 did not include the sales revenues of these divested business assets. These divested business segments generated approximately 18.4% of the Company's total sales revenues during the year ended December 31, 2001 and 19.6% of the Company's total sales revenues during the year ended December 31, 2000. In future periods the Company will only be reporting sales revenues from continuing operations for current and comparative periods, therefore such revenues will not reflect the sales generated by the business assets that were divested. As of December 31, 2003, the agreement with Reebok terminated. Sales of Reebok product accounted for 10.4% of total sales in 2003.

Legal Proceedings

Other than as set out below, there are no material legal proceedings to which the Company is a party or to which any of its properties is subject, nor are any such proceedings known to be contemplated.

Dispute with Ralph Moyal

In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company's Ontario subsidiary, Blue Mountain Springs Ltd. ("Blue Mountain"), and Gerry McGrath ("McGrath"). The plaintiff, Ralph Moyal ("Moyal"), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith Moyal is seeking an order setting aside the share purchase agreement (the "Share Purchase Agreement") pursuant to which the Company acquired Blue Mountain for Cdn$4.5 million from the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the "Vendors"), who are the daughters of the defendant, McGrath. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claims of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement by which it acquired the shares in Blue Mountain. The Company has delivered a statement of defence, counterclaim and crossclaim in which it has claimed damages against Moyal, as a result of the registration of the certificate of pending litigation, the right to set off any and all damages, costs and interest incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for McGrath and Moyal who were involved with the transactions. In connection with the Share Purchase Agreement, the Company has withheld certain payments (approximately Cdn$1,750,000) from the Vendors based on the Company's indemnity and set off rights thereunder. The trial of these claims was previously scheduled to be heard in April 2005, however, in March 2005 Moyal obtained an adjournment of the trial to a date which has yet to be set, although it is presently anticipated that the trial will be rescheduled for the fall of 2006 or the spring of 2007.

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. ("Continental"). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of Cdn$2.4 million plus interests and costs. The Company does not accept Mr. Horton's and Continental's allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. A trial date for this matter has not been set.

Ordinary Course Business Proceedings

The Company is subject to other legal proceedings and claims that arise in the ordinary course of its business, none of which are expected to materially adversely affect the Company's business.

Dividends and Dividend Policy

The Company has no fixed dividend policy. The payment of dividends in the future will depend, among other things, upon the Company's earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Company's articles provide for a rotation of the terms of office for directors on the Company's board of directors. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the articles is required to retire from office at succeeding annual general meetings. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires. The Company's board of directors is currently comprised of five directors. Executive officers of the Company are appointed by the board of directors.

The following table states the names of the directors and officers of the Company, all positions and offices held with the Company, their principal occupation or employment, the dates upon which they were most recently and initially elected or appointed directors of the Company, if applicable, and the number and percentage of outstanding shares of the Company beneficially owned, directly or indirectly, by each of them as of June 1, 2005.

---------------------------------------------------------------------------------------------------------------------------
                            Principal                                                           Number of      Percentage
                                                  Date of Appointment                           Shares         of Shares
                            Occupation &          as Director (if                               Beneficially   Beneficially
Name                        Residence             applicable)            Position(s) Held       Owned (1)      Owned (2)
---------------------------------------------------------------------------------------------------------------------------
Douglas L. Mason            President and Chief   Most Recent            President, Chief
                            Executive Officer     Appointment:           Executive Officer      753,155(3)        13.8%
                            of the Company,       June 24, 2002          and Director
                            West Vancouver,       Initial Appointment:
                            Canada                June 2, 1986
---------------------------------------------------------------------------------------------------------------------------
Bruce E. Morley             Barrister &           Most Recent            Chief Legal
                            Solicitor,            Appointment:           Officer, Secretary      33,587(3)        0.6%
                            West Vancouver,       June 23, 2000          and Director
                            Canada                Initial Appointment:
                                                  June 29, 1994
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                            Principal                                                           Number of      Percentage
                                                  Date of Appointment                           Shares         of Shares
                            Occupation &          as Director (if                               Beneficially   Beneficially
Name                        Residence             applicable)            Position(s) Held       Owned (1)      Owned (2)
---------------------------------------------------------------------------------------------------------------------------
Marco P. Markin             Chief Executive       Most Recent            Director
                            Officer of BG         Appointment:                                    nil(4)           nil
                            Capital Management    May 5, 2005
                            Corp., Los Angeles,   Initial
                            USA                   Appointment:
                                                  May 5, 2005
---------------------------------------------------------------------------------------------------------------------------
Brent Lokash                Barrister &           Most Recent            Director
                            Solicitor,            Appointment:                                     50,000         0.9%
                            Vancouver, Canada     May 5, 2005
                                                  Initial
                                                  Appointment:
                                                  May 5, 2005
---------------------------------------------------------------------------------------------------------------------------
Cameron Strang              President of New      Most Recent            Director
                            West Records, LLC,    Appointment:                                      nil            nil
                            Barrister &           May 5, 2005
                            Solicitor, Los
                            Angeles, USA          Initial
                                                  Appointment:
                                                  May 5, 2005
---------------------------------------------------------------------------------------------------------------------------
Matthew J. Hoogendoorn      Chief Financial       N/A                    Chief Financial
                            Officer of BG                                Officer                  nil(4)           nil
                            Capital Management
                            Corp., Chartered
                            Accountant,
                            Penticton, Canada
---------------------------------------------------------------------------------------------------------------------------
Tom Koltai                  Chief Operating       N/A                    Chief Operating
                            Officer of the                               Officer                    223          0.0004%
                            Company, Surrey,
                            Canada
---------------------------------------------------------------------------------------------------------------------------
Kevin Doran                 Senior Vice           N/A                    Senior Vice
                            President,                                   President,                 nil            nil
                            Marketing and Sales                          Marketing and Sales
                            of the Company,
                            Vancouver, Canada
---------------------------------------------------------------------------------------------------------------------------


(1) The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the above named persons individually. Beneficial shareholdings do not include stock options or other rights to acquire shares of the Company. For further information regarding stock option holdings and other rights to acquire shares of the Company, see "Options and Stock Appreciation Rights (SARs)" and "Share Ownership" below and see Item 7. "Major Shareholders and Related Party Transactions - Related Party Transactions - Private Placement."

(2) Percentage calculations are based on 5,448,827 common shares (post-reverse split) issued and outstanding as of June 1, 2005.

(3) In addition to such shareholdings, Waterfront Capital Corporation ("Waterfront") owns 42,210 common shares (post-reverse split) of the Company. Bruce E. Morley is a director, officer and shareholder of Waterfront and Douglas L. Mason is a shareholder of Waterfront.

(4) In addition to such shareholdings, BG Capital Group Ltd ("BG Capital") owns 2,000,000 Class B preferred shares and 657,506 common shares (post-reverse split) of the Company. Each of Marco P. Markin and Matthew J. Hoogendoorn is an officer of BG Capital Management Corp., which is an affiliated company of BG Capital.

Douglas L. Mason
President, Chairman, Chief Executive Officer and Director
---------------------------------------------------------

Douglas L. Mason pilots the Company with a proven business approach and entrepreneurial vision. As President and Chief Executive Officer of the Company since 1986, Mr. Mason spearheads the Company's strategic business planning as well as all corporate and brand initiatives. Mr. Mason brings extensive experience in the food and beverage industry to the Company. His background includes a senior management position with a major North American grocery chain as well as serving as Canadian President for Jolt Cola. Prior to founding Clearly Canadian, Mr. Mason was President of California Cooperage Canada, a leading Western Canadian recreational goods supplier. As a native of Vancouver, B.C., Mr. Mason shares an interest in playing an active role in the greater Vancouver community. He serves as Trustee and past-Chair for the British Columbia Sports Hall of Fame, a non-profit society dedicated to sport in B.C., and is currently vice-chair of the B.C. Sports Hall of Fame and Museum Foundation. In 1992, Mason was honoured as Vancouver's Financial Entrepreneur of the Year. Mr. Mason is also a director of Columbia Yukon Explorations Inc.

Bruce E. Morley
Chief Legal Officer, Secretary and Director
-------------------------------------------

From June 1994 to present, Bruce E. Morley has been the Chief Legal Officer and a director of the Company. Mr. Morley has extensive experience in corporate and legal matters. He received his Bachelor of Law degree in 1980 and was called to the Bar in May of 1981 and is a member in good standing with the Law Society of British Columbia. With his legal and corporate background, Mr. Morley provides expertise on a wide variety of business, corporate and legal matters, as well as compliance and reporting issues. Mr. Morley is also a director of Waterfront Capital Corporation, Columbia Yukon Explorations Inc, SWI Steelworks Inc, CPG Capital Corp., Churchill Debenture Corp. and Churchill III Debenture Corp.

Marco P. Markin
Director
--------

Marco P. Markin was appointed as a director of the Company as of May 5, 2005. Mr. Markin is presently the Chief Executive Officer of BG Capital Management Corp., an affiliated company of BG Capital Group Ltd (collectively "BG Capital Group"). BG Capital Group is a merchant bank specializing in small to mid-cap growth opportunities. Mr. Markin also served as Chairman of the Board and Chief Executive Officer of the Neptune Society from September 1999 to February 2005. The Neptune Society, Inc. ("Neptune Society") markets and administers pre-planned and at-need cremation services in the states of Arizona, California, Colorado, Florida, Illinois, Missouri, New York, Oregon, Texas and Washington. Neptune Society has 31 locations nation wide with over 400 employees. From November 1994 to September 1999, Mr. Markin was the Executive Vice President of TPP Management Inc., a private investment company, having a diverse portfolio consisting of residential/commercial real estate, merchant banking, and securities. Mr. Markin's expertise includes corporate management, and corporate development, research and marketing. From January 1991 to November 1995, Mr. Markin was the owner and CEO of a commercial real estate company, which secured and managed a portfolio of 400,000 square feet of real estate. He was also the co-owner of one of the largest direct marketing companies in Canada, which was subsequently sold, to the Financial Post. From 1985 to 1990, Mr. Markin was the founder and CEO of Markin Development Group, a development company focusing on construction of multi-family apartment buildings and commercial offices. Mr. Markin graduated from Bishop College in Montreal in 1982 and also attended the University of British Columbia's Science Program.

Brent Lokash
Director
--------

Brent Lokash was appointed as a director of the Company as of May 5, 2005. Mr. Lokash is a director of Neptune Society and was appointed to the board of that company on May 30, 2003. The Neptune Society markets and administers pre-planned and at-need cremation services in the states of Arizona, California, Colorado, Florida, Illinois, Missouri, New York, Oregon, Texas, and Washington. Since being called to the Bar of British Columbia in 1995, Mr. Lokash has been and remains a current practicing member of the Law Society of British Columbia. From 1996 to 1998 Mr. Lokash practiced municipal and administrative law with Jonathan Baker & Associates in Canada. Since 1998 to present, Mr. Lokash has been practicing administrative and commercial law, as a sole practitioner in Vancouver, British Columbia.

Cameron Strang
Director
--------

Cameron Strang was appointed as a director of the Company as of May 5, 2005. Mr. Strang is a graduate of the University of British Columbia Schools of Commerce and Law. Mr. Strang was called to the Bar in British Columbia in 1992. He is currently a practicing member in good standing of the British Columbia Bar and Canadian Bar Association. From 1992 through 1994, Mr. Strang practiced law for the Firm of Anderson & Galati in Vancouver. In 1995/1996, Mr. Strang founded New West Records, LLC, of which he is currently the President & Managing Partner. In 2002, Mr. Strang founded DMZ Records, a joint venture, where he was the Co-President for the first year of operations.

Matthew J. Hoogendoorn
Chief Financial Officer
-----------------------

Matthew J. Hoogendoorn, CA, CPA (Illinois), joined the Company as Chief Financial Officer as of June 1, 2005. Mr. Hoogendoorn has been a chartered accountant for 27 years, and is a partner with Hoogendoorn Vellmer, Chartered Accountants. As Chief Financial Officer of the Company, Mr. Hoogendoorn is responsible for the overall guidance of the Company in areas of financial planning, tax structure and planning, corporate financings, mergers and acquisitions. Mr. Hoogendoorn is also the Chief Financial Officer of BG Capital Management Corp. and was the Chief Financial Officer of the Neptune Society from February 2003 to May 2004.

Tom Koltai
Chief Operating Officer
-----------------------

As Chief Operating Officer, Tom Koltai leads the Company's marketing, sales and operations efforts. Since joining the Company in 1995, Mr. Koltai has held senior management positions encompassing Operations, Production, Logistics and Sales Services. A firm believer in continuous improvement, Mr. Koltai is focused on strengthening the Company's distribution, sales and cost competitiveness. Prior to joining the Company, Mr. Koltai held several senior management positions in his 14 year career at Molson Breweries, Petro-Canada and Gulf Canada Products Limited. Mr. Koltai earned his degree in Economics from the University of Victoria, Canada.

Kevin Doran
Senior Vice President, Marketing and Sales
------------------------------------------

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

Arrangements with Major Shareholders

Marco Markin, Brent Lokash, Cameron Strang, directors of the Company, and Matthew Hoogendoorn, an officer of the Company, were appointed to such offices as nominees of BG Capital in connection with the Company's corporate restructuring and pursuant to the Preferred Share Purchase Agreement dated March 28, 2005 between the Company and BG Capital (see Item 4. "Information on the Company- Corporate Restructuring").

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

     (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

     (b) was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or


     (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Corporate Cease Trade Orders

Bruce Morley, Chief Legal Officer and director of the Company, has served on the board of directors of SWI Steelworks Inc. ("SWI"), a public company whose shares were formerly traded on the Canadian Venture Exchange (now the TSX Venture

Exchange). Mr. Morley was appointed a director of SWI in September 1999. SWI does not presently have the financial resources to complete, file and mail to its shareholders its audited and unaudited financial statements. As a result, SWI, is the subject of: (a) a cease trade order issued by the Executive Director of the British Columbia Securities Commission on May 29, 2002, for failure to file annual audited financial statements for the year ended December 31, 2001; and (b) a cease trade order issued by the Alberta Securities Commission on July 19, 2002, for failure to file and send to its shareholders in Alberta annual audited financial statements for the year ended December 31, 2001 and first quarter interim unaudited financial statements for the period ended March 31, 2002. These cease trade orders remain in effect.

Bruce Morley is also currently a director of CPG Debenture Corp. ("CPG"). CPG became a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario (the "Jurisdictions") by obtaining receipts for its final prospectus on April 17, 2003. CPG, together with Churchill Institutional Real Estate Limited Partnership ("CIRE LP"), completed an offering of Series A Debentures of CPG and limited partnership units of CIRE LP. On March 11, 2004, all of the Series A Debentures of CPG were redeemed, and therefore CPG determined to make application to obtain non-reporting issuer status in each of the Jurisdictions. Prior to such applications being filed, cease trade orders were issued against CPG by the Executive Director of the British Columbia Securities Commission on July 8, 2004 and by the Director of Ontario Securities Commission on June 28, 2004 for the failure by CPG to file its interim financial statements for the financial period ended March 31, 2004. Although CPG was granted non-reporting status in British Columbia on July 23, 2004 and in the other Jurisdictions on December 15, 2004, the cease trade orders remain in effect.

Settlement Agreement

On October 30, 2000, the British Columbia Securities Commission (the "Commission") issued a Notice of Hearing with respect to regulatory proceedings against Douglas Mason, the President, Chief Executive Officer and a director of the Company. The Notice of Hearing alleged that Mr. Mason failed to comply with certain insider reporting and control person reporting requirements with respect to certain trades in shares of the Company and other companies, and that Mr. Mason engaged or participated in improper trading of shares of certain companies other than the Company. A Commission hearing with respect to the allegations was initially scheduled for January 14, 2002, however, was subsequently adjourned to October 25, 2004 as a result of certain judicial proceedings and disclosure requirements imposed on the Commission. On August 25, 2004, Mr. Mason entered into a settlement agreement (the "Settlement") with the Commission. The Settlement provided that Mr. Mason cease trading, directly or indirectly, in securities for a period of 12 months, except that he may engage in financings for the Company and Columbia Yukon Explorations Inc. and that he may trade securities beneficially owned by him but only if the trading takes place through accounts held at a single registered dealer acceptable to the Commission. As part of the Settlement, the Commission acknowledged and agreed that none of the trading in question was undertaken by Mr. Mason in reliance upon undisclosed material facts or changes and that there was no evidence of any illicit purpose on the part of Mr. Mason in connection with the subject trading.

Individual Bankruptcies

No director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Executive Compensation

Summary of Compensation

The following table sets forth all annual and long term compensation for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2004, 2003, and 2002 paid to the Company's Chief Executive Officer and the next four most highly compensated executive officers of the Company (the "Named Executive Officers").

                                           Summary Compensation Table
                                            (stated in U.S. dollars)
-----------------------------------------------------------------------------------------------------------------
                                   Annual Compensation Long Term Compensation
                               ------------------------------------------------------------------------
                                                                         Awards              Payouts
                               ------------------------------------------------------------------------
                                                                Securities
                                                      Other        Under     Restricted     Long Term
                                                      Annual      Options/    Shares or     Incentive     All Other
                                                      Compen-       SARs     Restricted        Plan        Compen-
Name and Principal                Salary     Bonus    sation      Granted       Share        Payouts       sation
Position                 Year       ($)       ($)       ($)         (4)         Units          ($)           ($)
                                                                    (#)          ($)
-----------------------------------------------------------------------------------------------------------------

Douglas L. Mason (1)    2004       197,863    nil        nil          nil        nil           nil             nil
President and Chief     2003       172,034    nil        nil      112,000        nil           nil             nil
Executive Officer       2002       176,333    nil        nil       90,000        nil           nil       216,691(2)
-----------------------------------------------------------------------------------------------------------------

Bruce E. Morley (1)     2004       172,565    nil        nil          nil        nil           nil           nil
Chief Legal Officer     2003       147,713    nil        nil       67,000        nil           nil           nil
and Secretary           2002       137,993    nil        nil       70,000        nil           nil       100,761(2)

-----------------------------------------------------------------------------------------------------------------

Tom Koltai              2004       147,609    nil        nil          nil        nil           nil           nil
Chief Operating         2003       136,122    nil        nil       30,000        nil           nil           nil
Officer                 2002       125,000    nil        nil      110,000        nil           nil           nil

-----------------------------------------------------------------------------------------------------------------

Kevin Doran (3)         2004       112,782    nil        nil          nil        nil           nil           nil
Senior Vice             2003       111,259    nil        nil       45,000        nil           nil           nil
President, Marketing    2002        26,002    nil        nil       40,000        nil           nil           nil
and Sales
-----------------------------------------------------------------------------------------------------------------

Stuart R. Ross (1)(5)   2004         4,303    nil        nil          nil        nil           nil            nil
Former Chief            2003       111,746    nil        nil       88,000        nil           nil            nil
Financial Officer       2002       135,812    nil        nil       70,000        nil           nil       100,761(2)

-----------------------------------------------------------------------------------------------------------------

(1) Compensation is paid to companies controlled by the Named Executive Officer on a fees basis for consulting services rendered to the Company.

(2) In 2001, shareholders of the Company approved an arrangement for the reduction in the fees payable under certain consulting agreements between the Company and companies (the "Consulting Companies") controlled by each of Douglas L. Mason, Stuart R. Ross and Bruce E. Morley. The consulting agreements were amended so as to reduce the annual ongoing fees payable thereunder by between 15% and 23%. In exchange, the Company agreed to pay the Consulting Companies an aggregate of $418,213 in cash and 428,580 common shares of Waterfront Capital Corporation (the "Waterfront Shares"), a company listed on the TSX Venture Exchange, all as set forth in the information circular prepared in connection with the Company's 2001 annual general meeting and approved by shareholders at such meeting. The consideration was paid to the Consulting Companies in 2002. The value attributable to each Waterfront Share transferred to the Consulting Companies was $0.15. The closing price of the Waterfront Shares, as sold through the TSX Venture Exchange on the last day the shares traded prior to the date of transfer was Cdn$0.05.

(3) Mr. Doran joined the Company as Senior Vice President, Marketing and Sales in September 2002.

(4) On May 2, 2005, the common shares of the Company were consolidated on the basis of 10 old shares for 1 new share. The stock option data is presented on a pre-consolidated basis as of December 31, 2004.

(5) Mr. Ross resigned as Chief Financial Officer and director as of April 29, 2005.

Options and Stock Appreciation Rights (SARs)

The Company maintains a stock option plan (the "1997 Stock Option Plan") that was initially approved by the Company's shareholders at the Company's annual meeting held on June 27, 1997. An amendment to the 1997 Stock Option Plan was subsequently approved by the shareholders at an annual meeting held on June 29, 2001. The amendment increased the number of common shares of the Company issuable under the 1997 Stock Option Plan to 1,750,000 pre-consolidated common shares, representing approximately 25% of the issued and outstanding common shares of the Company at that time. The 1997 Stock Option Plan is administered by the Company's secretary, or such other officer or employee of the Company as may be designated by the board of directors of the Company. As at June 1, 2005, there are options outstanding under the 1997 Stock Option Plan entitling the holders of the options to purchase up to 118,844 post-consolidated common shares at varying exercise prices.

At the Company's annual and special general meeting held on April 29, 2005, a new stock option plan was approved by shareholders and adopted (the "2005 Stock Option Plan") to replace the 1997 Stock Option Plan. The 2005 Stock Option Plan was adopted to bring the Company's stock option plan in line with the stock option plans of comparable companies, and to make changes to the termination and vesting provisions. Upon the adoption of the 2005 Stock Option Plan, the 1997 Stock Option Plan is continuing in effect only until the exercise or expiry of all of the stock options currently outstanding pursuant to the 1997 Stock Option Plan. As at June 1, 2005, there are options outstanding under the 2005 Stock Option Plan entitling the holders of the options to purchase up to 1,457,500 post-consolidated common shares at an exercise price of $1.00 per share.

The purpose of the 2005 Stock Option Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain, motivate and reward qualified directors, officers, employees and consultants, and to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by directors and key employees and consultants to the Company and its subsidiaries who, in the judgment of the directors of the Company will be largely responsible for the Company's future growth and success.

The following information is intended as a brief description of the 2005 Stock Option Plan and is qualified in its entirety by the full text of the 2005 Stock Option Plan.

1. The maximum number of common shares issuable under the 2005 Stock Option Plan is 1,750,000.

2. The exercise price of the initial options granted under the 2005 Stock Option Plan is US$1.00, and thereafter the exercise price of options, as determined by the board of directors in its sole discretion, will not be less than the weighted average trading price per share on the OTC Bulletin Board market for the ten trading days immediately preceding the date of grant of the option, or, if the Shares are no longer listed for trading on the OTC Bulletin Board market, then such other exchange or quotation system on which the common shares are listed or quoted for trading.

3. All options granted under the 2005 Stock Option Plan have an expiry date of five years from the date of grant of the option, except that options will expire one year following the date of termination of an option holder.

4. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of common shares in respect of the expired or terminated option will again be available for the purposes of the 2005 Stock Option Plan.

5. Any option granted under the 2005 Stock Option Plan may include a stock appreciation right, which may be exercisable only to the extent that the option with which it is included is exercisable. A stock appreciation right will entitle the holder to elect to surrender to the Company, unexercised, the option with which it is included, or any portion thereof, and to receive from the Company that number of common shares, disregarding fractions, having an aggregate value equal to the excess of the value of one share over the exercise price per share of such option, times the number of shares for which the option or portion thereof, is being exercised. The value of a common share shall be determined for these purposes, unless otherwise specified or permitted by applicable regulatory policies, based on the weighted average trading price per share on the OTC Bulletin Board market for the five trading days immediately preceding the date the Company receives notice of the exercise of the stock appreciation right (or, if the common shares are no longer listed for trading on the OTC Bulletin Board market, then such other exchange or quotation system on which the common shares are listed or quoted for trading).

The following table sets out details of all of the Company's incentive stock options to purchase common shares under the Company's 1997 and 2005 Stock Option Plans, as expressed in Canadian dollars (except where indicated otherwise) as of June 1, 2005:

                                                                                Market Price at
                                                          Exercise Price         date of Grant
Holders                         No. of Shares (1)           (Cdn$) (1)              (Cdn$) (2)          Expiry Date
-------                         -------------               ------                 -------              -----------

Officers of Company:                    1,264                 $6.50(3)             $4.15                 04/04/2006
                                        4,047                 $6.50(3)             $3.70                 10/29/2006
                                          249                 $6.50(3)             $3.30                 11/04/2006
                                        4,706                 $6.50(3)             $1.50                 01/05/2008
                                        4,869                 $6.50(3)             $1.40                 12/23/2009
                                       15,500                $11.50                $1.15                 02/21/2011
                                       27,000                $12.50                $1.40                 05/15/2012
                                        4,000                $10.00                $1.00                 09/23/2012
                                       13,500                 $7.00                $0.70                 02/11/2013
                                       11,900                 $6.50                $0.63                 04/29/2013
                                    1,210,000               US$1.00              US$1.20                 05/05/2010
                                    ---------
                                    1,297,035

Directors of Company (who             160,000               US$1.00              US$1.20                 05/05/2010
                                      -------
are not also Officers):               160,000

Employees of Company:                     180                 $6.50(3)             $4.15                 04/04/2006
                                           59                 $6.50(3)             $2.11                 03/27/2007
                                        2,588                 $6.50(3)             $1.05                 01/05/2008
                                        3,982                 $6.50(3)             $1.40                 12/23/2009
                                        3,000                $11.50                $1.15                 02/21/2011
                                        1,500                $13.50                $1.35                 08/23/2011
                                        4,500                 $6.50                $0.63                 04.29.2013
                                       77,500               US$1.00              US$1.20                 05/05/2010
                                       ------
                                       93,309

Employees of Subsidiaries:              1,000                $13.50                $1.35                 08/23/2011
                                        1,500                 $6.50                $0.63                 04/29/2013
                                       10,000               US$1.00              US$1.20                 05/05/2010
                                       ------
                                       12,500

Consultants of Company and             10,000                 $4.00                $0.36                 04/15/2006
Subsidiaries:                           3,500                 $6.50                $0.63                 04/29/2008
                                        -----
                                       13,500
Total Options:                      1,576,344
                                    ---------

(1) The number of shares and the exercise price of the stock options have been expressed on a post-consolidated basis to reflect the 10 old for 1 new share consolidation (reverse split) of the Company's common share capital which was affected on May 2, 2005.

(2) The market price data as of the date of grant reflect the closing price of the Company's common shares on the date the subject options were granted.

(3) Certain previously granted stock options were repriced by the Company as of May 2, 2003, which repricing was approved by shareholders at the annual general meeting held on June 26, 2003 and accepted by the Toronto Stock Exchange on August 2, 2003.

The following table sets forth details of all exercises of stock options/SARs by Named Executive Officers during the Company's fiscal year ended December 31, 2004 and the fiscal year end value of unexercised options/SARs on an aggregated basis:

            Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

---------------------------------------------------------------------------------------------------------------------
                                                         Unexercised Options/SARs          Value of Unexercised
                      Securities      Aggregate            at December 31, 2004        in-the-Money Options/SARs at
                      Acquired or     Value                                                December 31, 2004(3)
                      Exercised       Realized (1)    ---------------------------------------------------------------
Name                  (#)             ($)              Exercisable    Unexercisable     Exercisable    Unexercisable
                                                         (#)(2)           (#)              ($)             ($)
---------------------------------------------------------------------------------------------------------------------
Douglas L. Mason           nil             nil          339,659           nil              nil             nil
---------------------------------------------------------------------------------------------------------------------
Stuart R. Ross             nil             nil          267,490           nil              nil             nil
---------------------------------------------------------------------------------------------------------------------
Bruce E. Morley            nil             nil          246,176           nil              nil             nil
---------------------------------------------------------------------------------------------------------------------
Tom Koltai                 nil             nil          199,500           nil              nil             nil
---------------------------------------------------------------------------------------------------------------------
Kevin Doran                nil             nil           85,000           nil              nil             nil
---------------------------------------------------------------------------------------------------------------------

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2) Prior to the consolidation of the Company's common shares, which shares were consolidated on a 10 old for 1 new share basis as of May 2, 2005.

(3) "In-the-Money Options" means the excess of the market value of the Company's shares on December 31, 2004 over the exercise price of the options. The closing price of the Company's shares on December 31, 2004 was Cdn$0.27.

Options and SAR Repricings

No stock options were granted to Named Executive Officers during the most recently completed financial year.

The Company has not repriced downward any options or SARs during its most recently completed financial year.

Employment, Management and Consulting Agreements

Certain of the Named Executive Officers, or companies controlled by them (the "Contracted Party" or "Contracted Parties"), have employment, management or consulting agreements (the "Agreements") with the Company. The Agreements are for terms of three to five years and are renewable on an evergreen basis. The fees payable under the Agreements are subject to annual review, however any increase or decrease in the fee payable to a Contracted Party requires the agreement of the Company and the Contracted Party. Additionally, under such Agreements, provision is made for reimbursement of any expenses actually and properly incurred by the Contracted Parties.

The Agreements expire on the occurrence of the earliest of the following:

     (a)  the resignation of the Contracted Party;

     (b) the Company terminating the Contracted Party's services with cause upon certain "Events of Termination" (as defined therein); and

     (c) the Company giving notice of termination to the Contracted Party without cause (i.e. without an Event of Termination having occurred).

If the Agreements are terminated without cause in accordance with item (c) above, such Agreements provide that the Company is obliged to pay the Contracted Parties an aggregate amount of approximately $600,000 (as recently amended, and effective December 31, 2005). The Company's payment requirements vary amongst the respective Contracted Parties. Prior to the effective date of such amendments, the minimum aggregate obligation to be assumed by the Company, as referred to above, was approximately $2,307,200.

Compensation of Directors

During its most recently completed financial year, the Company paid and/or accrued an aggregate of $49,659 to five directors. Such directors are not executive officers and such compensation was paid to them for services rendered in their capacity as directors of the Company or for their involvement in board committees.

In their positions as directors/officers of the Company and for services rendered and responsibilities assumed in such capacity, certain directors/officers have entitlement to medical, dental, insurance benefits and to stock option compensation.

Report on Executive Compensation

During the most recently completed financial year, the Company's compensation committee set compensation of executive officers (including the Named Executive Officers) in a manner consistent with the compensation provided by other comparable companies within the beverage industry.

The Company's executive compensation program is based in part on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the beverage industry and companies of comparable size, thereby enabling the Company to compete for and retain executives important to the Company's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

The objectives of the executive compensation strategy are as follows: (i) to attract and retain talented and effective individuals to provide those functions which are important to the Company's success; (ii) to encourage and recognize high levels of performance by linking achievement of specific goals with inventive compensation; and (iii) to establish a clear linkage between long term executive compensation and the interests of the Company and its shareholders.

The Company's executive compensation program has four components: (i) base salary; (ii) bonus compensation; (iii) stock option grants; and (iv) other compensation and benefits. These components may be summarized as follows:

o    Base Salary

The Company approves ranges for base salaries for executive officers at all levels of the Company and its subsidiaries based upon its own analysis of appropriate external comparisons and industry reviews, together with periodic advice received from independent consultants and reviews of market data from peer groups, industry and national surveys. The level of base salary for each executive officer within a specified range is determined by the Company based primarily on the executive officer's past performance, contractual commitments, as well as by the level of responsibility, expertise and the importance of the executive officer's position to the Company.

o    Bonus Compensation

Officers and employees of the Company are eligible for annual incentive awards. Corporate performance, as assessed by the compensation committee and/or the board of directors, determines the bonus compensation to be paid by the Company to all eligible officers and employees. The targets for corporate performance established by the board of directors are set primarily by reference to the Company's expected financial performance during the fiscal year, as well as by reference to other significant factors, such as, cash management, strategic business development and management of personnel resources. The compensation committee and/or the board of directors have the discretion to modify corporate performance targets throughout the year.

o    Stock Option Grants

The Company's stock option plans are administered by the Company's secretary, or such other officer or employee of the Company as may be designated by the Company. The stock option plans are designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Company considers stock option grants when reviewing executive officer compensation packages as a whole.

o    Other Compensation and Benefits

Benefits are maintained at a level which is competitive overall in relation to appropriate external comparisons. Executive officers of the Company are entitled to certain perquisites which vary with their level of responsibility. These perquisites are considered part of a competitive compensation package and are not always related to corporate performance.

o    Chief Executive Officer's Compensation

The basis upon which the compensation of the Company's Chief Executive Officer is determined is consistent with the compensation policy and structure which is applicable to all of the Company's executive officers.

Committees of the Board of Directors

The board of directors of the Company has currently established the following committees:

o Audit Committee: The audit committee reviews the annual and interim financial statements of the Company and certain other public disclosure documents required by regulatory authorities and makes recommendations to the board of directors with respect to such statements and documents. This committee also makes recommendations to the board of directors regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Company's business and risk management programs relating thereto. This committee also reviews with the auditors and management the adequacy of the internal accounting control procedures and systems within the Company, considers the audit procedures of the Company and reviews and approves the non-audit services to be performed by the independent accountants. During the fiscal year ended December 31, 2004, no non-audit services were performed or approved by the audit committee to be performed by the Company's independent accountants, other than certain tax compliance services which the audit committee believes that the independent accountants could provide without impairing their independence. The audit committee is comprised of Douglas L. Mason, Marco Markin and Brent Lokash, of which Marco Markin and Brent Lokash are independent directors. The Company's board of directors adopted an Audit Committee Charter as of May 11, 2004. A copy of the Company's Audit Committee Charter is available to the public upon request in writing to the Company's Secretary.

o Disclosure Committee: The disclosure committee is responsible for advising the Company and the board of directors on ongoing disclosure requirements as imposed under corporate and securities laws. The disclosure committee is comprised of Bruce E. Morley, the Chief Legal Officer, Matthew J. Hoogendoorn, the Chief Financial Officer, and Sead Hamzagic, the Company's Corporate Controller.

Employees

As of December 31, 2004, the Company and CC Beverage had a total of approximately 28 employees. Of this number, approximately 16 employees work in various management and administration positions in the Company's corporate head office in West Vancouver, British Columbia. Approximately 12 employees of the Company and CC Beverage are involved in various sales, marketing and operations activities and work out of their home offices at various locations in the United States and Canada.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is neither directly nor indirectly owned or controlled by any foreign government or by another corporation, save and except as disclosed below with respect to BG Capital. To the knowledge of the Company, there are no other arrangements which may at a subsequent date result in a change of control of the Company. All holders of the Company's common shares have the same voting rights. Each Class B Preferred Share has the right to five votes on any vote of the common shareholder (see Item 11. "Additional Information- General Description of Capital Structure- Class B Preferred Shares").

Subsequent to the Company's last completed financial year end, it entered into an agreement with BG Capital whereby BG Capital agreed to facilitate certain financings required by the Company in order to continue and expand its business, as well as to provide management support and assist in implementing changes to the corporate organization and operation of the Company with the objective of providing the Company with the opportunity to grow and succeed in the future.

The  following  is  a  summary  of  the   financings,   and  related   corporate
reorganizational matters, that have been recently announced and completed by the
Company:

     - February 18, 2005: The Company announced the completion of its short-term financing arrangement with BG Capital, in which BG Capital advanced US$1,000,000 to Clearly Canadian under a secured loan agreement (the "BG Capital Loan");

     - April 5, 2005: The Company announced an agreement with BG Capital pursuant to which BG Capital agreed to subscribe for US$1,000,000 of preferred shares and agreed to convert its US$1,000,000 secured loan into preferred shares, at a price of US$1.00 per preferred share. Concurrently the Company announced its restructuring plan, as well as an additional common share private placement of US$3,000,000;

     - May 6, 2005: The Company voluntarily delisted from trading on the CNQ to facilitate certain contractual and financing matters related to the Company's transactions with BG Capital. As a result, the Company's shares presently trade solely on the OTC Bulletin Board under the trading symbol "CCBEF";

     - May 10, 2005: The Company announced the completion of its US$1,000,000 preferred share equity financing with BG Capital (1,000,000 Class A Preferred shares issued at US$1.00 per preferred share) and the conversion of the US$1,000,000 BG Capital Loan into preferred shares (1,000,000 Class A shares issued at US$1.00 per preferred share); and

     - May 24 & May 25, 2005: The Company announced the completion of: (i) US$1,010,000 brokered private placement with Standard Securities Capital Corporation (1,010,000 common shares (post-reverse split) issued at US$1.00 per share); (ii) US$2,065,00 non-brokered private placement (2,065,000 common shares (post-reverse split) issued at US$1.00 per share); (iii) the exchange by BG Capital of its 2,000,000 Class A preferred shares for 2,000,000 Class B preferred shares; and
          (iv) the Company's reduction of its previous eight member board of directors to five members, three of whom are nominees of BG Capital.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company as at June 1, 2005, excluding shares held by clearing agencies:

----------------------------------------------------------------------------------------
                                                                         Percentage of
Member                           Number and Class of Shares             Issued Capital
----------------------------------------------------------------------------------------

BG Capital Group Ltd.     2,000,000 Class B Preferred Shares(1)(2)    68.9%(3)(4)(5)

                                  657,506 common shares(5)
----------------------------------------------------------------------------------------

Douglas L. Mason                  753,155 common shares(5)                  13.8%(5)
---------------------------------------------------------------------- ------------------

(1) Prior to conversion into common shares of the Company on the basis described under Item 10. "Additional Information- General Description of Capital Structure- Class B Preferred Shares".

(2) Each Class B Preferred Share has the right to five votes on any vote of the common shareholders.

(3)  Based on the number of issued common shares being 5,448,827 common shares.

(4) Upon conversion of the Class B Preferred Shares into common shares, and assuming no additional securities are issued by the Company prior to the date of conversion, BG Capital will own approximately 8,465,833 common shares (post-reverse split), representing approximately 64% of the issued and outstanding common shares of the Company at that time.

(5) Post-reverse split (the Company completed a 10:1 share consolidation (reverse split) effective May 2, 2005).

As at June 1, 2005, the total number of common shares owned or controlled by senior management and the directors of the Company and its subsidiaries as a group was 879,175 common shares (post-reverse split), representing 16.1% of the total issued and outstanding common shares. This total includes common shares held by Waterfront Capital Corporation, a corporation that has one director in common with the Company.

As at June 1, 2005, 3,238,931 common shares (post-reverse split) of the Company, representing 59.46% of the total issued and outstanding common shares, were held of record by shareholders whose address of record is in Canada, and 483,538 common shares (post-reverse split) of the Company, representing 8.88% of the total issued and outstanding shares, were held by shareholders whose address of record is in the United States.

Related Party Transactions

Except as set out below or otherwise disclosed in this report or in the Company's audited financial statements attached hereto, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last three completed financial years or during the current financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership or securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries:

Management Loan

     o The Company and Quest Capital Corp. ("Quest") entered into a loan agreement dated March 4, 2004, as amended March 19, 2004, April 6, 2004 and September 20, 2004, pursuant to which Quest agreed to loan to the Company an aggregate of $1,350,000 (the "Quest Loan"). In consideration of Quest providing the Quest Loan to the Company, the Company issued to Quest 660,000 of its common shares (pre-reverse split) as bonus shares (the "Quest Shares") on March 19, 2004, and 167,500 additional shares (pre-reverse split) on September 20, 2004 and 202,500 additional shares (pre-reverse split) on November 18, 2004. The Quest Loan was repaid in full by November 23, 2004. Pursuant to the terms of the Quest Loan, the Company was required to arrange the sale of the Quest Shares. In order to facilitate the Quest Loan, Douglas L. Mason, the Company's Chief Executive Officer and director, agreed to purchase the Quest Shares at a price of $0.40 per share from Quest on July 6, 2004.

     o Concurrently with the Quest Loan, certain directors and officers of the Company (the "Management Group") entered into a loan agreement with the Company dated March 4, 2004, as amended April 6, 2004 and November 19, 2004, pursuant to which the Management Group funded an additional $500,000 to the Company (the "Management Loan"). The Management Loan was paid out in full by May 2005. The Management Loan bore an interest rate of 12% per annum compounded and payable monthly and was secured by a charge over all of the Company's present and future assets and properties, but was subordinated in priority and payment to the loans to the Company from Global (GMPC) Holdings Inc. and BG Capital Group Ltd. In October 2004, pursuant to the terms of Management Loan, the Company issued to the Management Group an aggregate of 330,000 common shares (pre-reverse split) as follows.

         Name                                             Management Loan Shares
         ----                                             ----------------------

         Criterion Capital Corporation (1)                     215,688

         Bruce E. Morley (2)                                     9,108

         Glen D. Foreman (3)                                     9,108

         Neville Kirchmann (3)                                   9,108

         Philip Langridge (3)                                   86,988


          (1) A company controlled by Douglas L. Mason, the President and Chief Executive Officer and a director the Company.

          (2)  Chief Legal Officer, Secretary and a director of the Company.

          (3)  Former directors of the Company.

Private Placements

     o On December 3, 2002, the Company completed a private placement of 670 debenture units of the Company (the "Debenture Units") at a price of Cdn$1,000 per unit. Each Debenture Unit is comprised of a secured convertible 10% debenture in the principal amount of Cdn$1,000 (collectively, the "Debentures") and 1,250 share purchase warrants. The Debentures were originally repayable, or convertible into common shares of the Company at a conversion price of Cdn$0.80 per share, up to and including December 1, 2003. However, in October 2003, the debenture holders agreed to extend the maturity date for the Debentures to December 1, 2006. Of the 670 Debenture Units issued, 345 were issued to the following insiders or former insiders of the Company.

          Securityholder                              Number of Units Acquired
          --------------                              ------------------------

          Criterion Capital Corporation (1)                       290
          Stuart R. Ross (2)                                       35
          Bruce E. Morley                                          20

          (1) A company controlled by Douglas L. Mason, the President, Chief Executive Officer and Director of the Company.

          (2)  A former director and officer of the Company.

          All of the Debentures were redeemed by the Company in May 2005.

     o On February 28, 2003, the Company completed a private placement (the "February Private Placement") of 125,000 units of the Company (the "Langridge Units") to Philip Langridge, a former director of the Company, at a price of Cdn$0.80 per unit. Each Langridge Unit was comprised of one common share of the Company and one share purchase warrant that entitled Mr. Langridge to purchase one additional common share of the Company for a period of one year at a price of Cdn$0.80. The warrants exercisable pursuant to the Langridge Units expired on February 28, 2004, without being exercised.

     o In January 2005, the Company completed a private placement of 1,500,000 common shares (pre-reverse split) at a price of Cdn$0.25 per share, of which 1,035,000 shares were acquired by certain directors, officers and employees of the Company.

     o On May 27, 2005, the Company completed a private placement of 635,953 common shares (post-reverse split) at a price of $1.00 per share, of which 585,953 shares were acquired by certain directors, officers and employees of the Company.

Corporate Head Office

     o In October 2001, the Company relocated its corporate head offices to leased premises at 2489 Bellevue Avenue, West Vancouver, British, Columbia. At this location, the Company leases approximately 4,250 square feet. The lease is for an initial term of five years with an option for a further five years. These leased premises are owned by a limited partnership of which certain of the limited partners are directors of the Company or associates or affiliates thereof.

Indebtedness of Director and Senior Officers

     o None of the directors, senior officers, or their respective associates or affiliates are or have been indebted to the Company or its subsidiaries since the beginning of the last completed fiscal year of the Company.

ITEM 8. FINANCIAL INFORMATION

See Item 18 and see Item 5 for additional financial information related to the Company.

See Item 5. "Operating and Financial Review and Prospects - Legal Proceedings" for information related to legal proceedings.

ITEM 9. THE OFFER AND LISTING

The Company's common shares were listed for trading on the Vancouver Stock Exchange (the "VSE") on January 25, 1984, and on September 3, 1987 the shares of the Company commenced trading through the National Association of Securities Dealers Automated Quotation ("NASDAQ") system. On December 3, 1997, the Company's shares were listed for trading on the Toronto Stock Exchange (the "TSX") and on January 9, 1998, the Company voluntarily delisted its securities from the VSE. On February 14, 2001, the Company's shares were delisted from NASDAQ (based on non-compliance with NASDAQ's minimum bid price and minimum market value requirements for continued listing) and concurrently its shares began trading in the United States on the OTC Bulletin Board. On February 17, 2005 the Company's shares commenced trading on the Canadian Trading and Quotational System Inc. ("CNQ") under the symbol "CCBC" and concurrently the Company's common shares were voluntarily delisted from trading on the TSX as the Company was not meeting the TSX's continued listing requirements. On May 6, 2005, the Company voluntarily delisted from trading on the CNQ to facilitate certain contractual and financing matters related to the Company's transactions with BG Capital. As a result, the Company's shares presently trade solely on the OTC Bulletin Board under the symbol "CCBEF".

On May 2, 2005, the common shares of the Company were consolidated on the basis of 10 old for 1 new common share and began trading on a post-consolidated basis on May 5, 2005. The market price information provided in the tables below represents actual trading prices. The following table sets out the annual high and low sale prices (in Canadian dollars) for the common shares traded on the TSX for the period from January 1, 2000 through December 31, 2004:

           Year                      Cdn$ High                  Cdn$ Low
           2000                        $3.00                     $0.65
           2001                        $1.95                     $0.75
           2002                        $1.50                     $0.61
           2003                        $0.80                     $0.25
           2004                        $0.54                     $0.18

The following table sets out the annual high and low sale prices (in U.S. dollars) for the common shares of the Company traded on Nasdaq and the National Association of Securities Dealers OTC Bulletin Board for the period from January 1, 2000 to December 31, 2004 (Note that Nasdaq and OTC Bulletin Board quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices):

           Year                       US$ High                  US$ Low
           2000                        $2.25                     $0.38
           2001                        $1.25                     $0.45
           2002                        $0.95                     $0.40
           2003                        $0.51                     $0.20
           2004                        $0.45                     $0.16

The following table sets out the quarterly high and low sale prices (in Canadian dollars) for the common shares traded on the TSX for the 2003 and 2004 fiscal years:

                Calendar Quarter           Cdn$ High              Cdn$ Low
    2003:          1st Quarter               $0.80                  $0.55
                   2nd Quarter               $0.65                  $0.45
                   3rd Quarter               $0.65                  $0.40
                   4th Quarter               $0.49                  $0.25
    2004:          1st Quarter               $0.54                  $0.29
                   2nd Quarter               $0.52                  $0.33
                   3rd Quarter               $0.49                  $0.18
                   4th Quarter               $0.30                  $0.20

The following table sets the quarterly high and low sale prices (in U.S. dollars) for the common shares of the Company traded on the National Association of Securities Dealers OTC Bulletin Board for the 2003 and 2004 fiscal years (Note that OTC Bulletin Board quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices):

                 Calendar Quarter           US$ High                US$ Low
    2003:          1st Quarter               $0.51                  $0.40
                   2nd Quarter               $0.48                  $0.37
                   3rd Quarter               $0.44                  $0.27
                   4th Quarter               $0.37                  $0.20
    2004:          1st Quarter               $0.45                  $0.21
                   2nd Quarter               $0.39                  $0.26
                   3rd Quarter               $0.37                  $0.16
                   4th Quarter               $0.28                  $0.14

The following table sets out the monthly high and low sale prices (in Canadian dollars) for the common shares traded on the TSX (1) and/or the CNQ (1) during the six months ended May 31, 2005(1):

                      Month                  Cdn$ High              Cdn$ Low
                     December 2004             $0.29                 $0.24
                      January 2005             $0.42                 $0.30
                     February 2005             $0.33                 $0.25
                        March 2005             $0.35                 $0.25
                        April 2005             $0.25                 $0.15
              May 1 to May 4, 2005(2)          $0.15                 $0.15
              May 5 to May 6, 2005(2)          $1.50                 $1.50

               (1) The Company voluntarily delisted from trading on the TSX on February 17, 2005 and voluntarily delisted from trading on the CNQ on May 6, 2005.

               (2) On May 2, 2005, the Company's common shares were consolidated on a 10 old for 1 new share basis and effective May 5, 2005, the Company's shares began trading on a post-consolidated basis.

The following table sets out the monthly high and low sale prices (in U.S. dollars) for the common shares of the Company traded on the National Association of Securities Dealers OTC Bulletin Board during the six months ended May 31, 2005 (Note that OTC Bulletin Board quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices):

                      Month                  US$ High               US$ Low
                   December 2004              $0.26                   $0.19
                    January 2005              $0.34                   $0.20
                   February 2005              $0.30                   $0.21
                      March 2005              $0.34                   $0.21
                      April 2005              $0.23                   $0.12
            May 1 to May 4, 2005              $0.14                   $0.13
           May 5 to May 31, 2005(1)           $2.00                   $1.30

               (1) On May 2, 2005, the Company's common shares were consolidated on a 10 old for 1 new share basis and effective May 5, 2005, the Company's shares began trading on a post-consolidated basis.

The Company's Class A Preferred Shares and Class B Preferred Shares do not trade
on  a  Canadian  marketplace  or  foreign   marketplace.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles

Objects

The Company was incorporated under the Company Act (British Columbia). The Company is now governed by the Business Corporations Act (British Columbia) (the "BCA"). The "Notice of Articles" (formerly called a "memorandum") of the Company does not restrict the business that may be carried on by the Company, nor does it set out any specific objects or purposes of the Company.

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

A special resolution is a resolution passed by a majority of not less than three-quarters of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a duly called general meeting of the Company. Under the Company's articles, a director of the Company who is interested in a proposed contract or transaction with the Company may be counted in the quorum at any directors' meeting at which the proposed contract or transaction is approved.

Compensation payable to directors of the Company is set by the board of directors with input from the Company's compensation committee. An independent quorum of directors is not required in order for the board of directors to approve compensation payable to directors.

Under the Company's articles, the board of directors of the Company may authorize the Company to borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit. These borrowing powers may be varied by an amendment to the Company's articles approved by a special resolution of the shareholders of the Company.

The Company's articles provide for a rotation of the terms of office for directors of the Company. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the articles is required to retire from office at succeeding annual general meetings. Directors of the Company are not required to hold shares in the Company.

General Description of Capital Structure

On December 31, 2004 the Company's issued and authorized share capital consisted of 200,000,000 common shares without par value, of which 10,338,682 common shares were issued and outstanding and 10,000,000 preferred shares with a par value of $1.00 per share of which no preferred shares were issued and outstanding.

On May 2, 2005 the issued share capital was consolidated on a ten (10) old shares for one (1) new share basis and the authorized capital was amended by increasing the authorized common shares from 200,000,000 common shares without par value to an unlimited number of common shares without par value, of which 5,448,827 post-consolidated common shares are issued and outstanding as of June 1, 2005. On May 2, 2005 the Company also cancelled its 10,000,000 preferred shares with a par value of $1.00 per share, of which no preferred shares were issued, and created 2,000,000 Class A Preferred Shares and 2,000,000 Class B Preferred Shares, of which no Class A Preferred shares are issued and outstanding and of which 2,000,000 Class B Preferred Shares are issued and outstanding as of June 1, 2005.

Common Shares

Each common share entitles the holder to one vote at any meeting of the shareholders of the Company, to receive, as and when declared by the Board of Directors, dividends in such amounts as shall be determined by the Board of Directors; and to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

Class A Preferred Shares

The rights attached to the Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the ten day average closing price of the Company's common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company's common shares on the OTC Bulletin Board market preceding the date of conversion. The Class A Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and (ii) any class or series of shares of the Company created subsequent to these Class A Preferred Shares which by their terms ranks junior to the Class A Preferred Shares and junior to the Class B Preferred Shares and
(iv) any class or series of shares of the Company created subsequent to the Class A Preferred Shares which by their terms ranks senior to the Class A Preferred Shares (the "Senior Securities"); and pari passu with (v) any class or series of shares of the Company created subsequent to the Class A Preferred Shares by their terms ranks on a parity with the Class A Preferred Shares.

Class B Preferred Shares

The rights attached to the Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of US$1.00 per share, and thereafter in advance in monthly cash instalments. Each Class B Preferred Share will have the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares. The Class B Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and the Class A Preferred Shares; and (ii) any class or series of shares of the Company created subsequent to these Class B Preferred Shares which by their terms ranks junior to the Class A Preferred Shares and junior to the Class B Preferred Shares and (iv) any class or series of shares of the Company created subsequent to the Class B Preferred Shares which by their terms ranks senior to the Class B Preferred Shares (the "Senior Securities"); and pari passu with (v) any class or series of shares of the Company created subsequent to the Class B Preferred Shares by their terms ranks on a parity with the Class B Preferred Shares.

See Item 4. "Information on the Company- Corporate Restructuring" in connection with the Company's recent corporate restructuring.

Share Rights

Amendments to the Company's articles, including any provisions affecting rights attaching to shares of the Company, must be approved by a special resolution of the shareholders of the Company, or as otherwise provided for in the BCA. Rights or special rights attached to a particular class or series of shares may not be prejudiced or interfered with without first obtaining consent by way of special resolution of the holders of the affected class or series of shares.

The Company has adopted a shareholder rights plan. Under the plan, a person or group of persons acting jointly that acquire beneficial ownership of 20% or more of the outstanding common shares of the Company may not be entitled to exercise rights issued under the plan. See "Shareholder Protection Provisions - The Rights Plan" below.

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

Shareholder Protection Provisions

The Company's shareholders have previously approved the adoption of certain shareholder protection measures to deter coercive or unfair takeover tactics or offers, and to encourage potential acquirers in any takeover attempts to negotiate directly with the Company's board of directors. Specifically, the shareholders have approved and the Company has implemented a rights plan (the "Rights Plan"), the terms of which are contained in a rights agreement dated October 1, 1990, as amended, and a supermajority amendment (the "Supermajority Amendment") which forms a part of the Company's articles.

The Rights Plan

Pursuant to the Rights Plan, each common share carries one right (a "Right") which becomes exercisable on the date (the "Distribution Date") which corresponds to the close of business on the 10th business day after the earlier to occur of (i) the date of a public announcement that a person or group of persons acting jointly (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding common shares, other than pursuant to an offer which is determined by the directors of the Company to be fair and otherwise in the best interests of the Company and its shareholders (a "Qualified Offer"), such date being the "Stock Acquisition Date", or (ii) the date of a public announcement of the commencement, or announcement of an intention to make, a takeover offer, the consummation of which would result in the beneficial ownership by a person or group of persons acting jointly of 20% or more of the outstanding common shares. Until the Distribution Date, the Rights are evidenced by the certificates representing the common shares and the Rights may be transferred only with the common shares. Following the Distribution Date, the Rights are transferable and certificates representing the Rights will be issued to the holders of record of the common shares.

Each Right will entitle its holder upon exercise and payment of the exercise price in effect from time to time (currently Cdn$15.00) (the "Exercise Price") to one common share. Upon the occurrence of certain events including (i) the acquisition by a person or a group of persons acting jointly of 20% or more of the common shares other than pursuant to a Qualified Offer or (ii) a merger or other business combination transaction (other than a merger which follows a Qualified Offer) or (iii) the sale of 50% or more of the Company's consolidated assets or earning power, provision will be made so that each Right will entitle its holder upon exercise to receive, upon payment of the Exercise Price in effect at the time, that number of common shares which have a market value of two times such Exercise Price provided that any Acquiring Person shall not be entitled to the benefit of such adjustment.

Until the 10th business day following the Stock Acquisition Date, the Rights may be redeemed, in whole, but not in part, by the board of directors of the Company at a price of Cdn$0.001 per Right and upon the redemption of the Rights the holders of the Rights will be entitled only to receive the redemption price.

The Rights Plan was first approved by the Company's shareholders at its annual general meeting held on December 1, 1989. The Rights Plan was for an initial term of 10 years and expired on December 31, 1999. At the Company's annual general meeting held on June 24, 1999, the shareholders approved the re-adoption and extension of the Rights Plan for a further 10 years (expiry date December 31, 2009). At the Company's annual general meeting held on June 23, 2000, the shareholders approved reducing the Exercise Price of a Right from Cdn$70.00 to Cdn$15.00.

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

The full text of the Supermajority Amendment is contained in the Company's articles and this description is qualified in its entirety by reference to the Company's articles.

Material Contracts

Other than contracts entered into in the ordinary course of business, the Company and its subsidiaries have entered into the following material contracts during the two years proceeding the date of this annual report:

     1. Supplemental Trust Indenture dated as of December 1, 2003, between the Company and Pacific Corporate Trust Company pursuant to which the Trust Indenture, dated December 2, 2002, was amended so as to extend the maturity date of the debentures to December 1, 2006 (such Debentures were redeemed by the Company in May 2005);

     2. Quest Loan Agreement dated March 4, 2004 and amended March 19 and April 6, 2004, pursuant to which Quest Capital Corp. agreed to lend to the Company an aggregate amount of Cdn$1,350,000 on certain terms and conditions (which loan was repaid by the Company in November 2004);

     3. Management Loan Agreement dated for reference March 4, 2004 between the Company, Criterion Capital Corporation, Philip Langridge, Glen D. Foreman, Neville Kirchmann and Bruce E. Morley (the "Management
          Group"), as amended by agreement dated for reference April 6, 2004, pursuant to which the Management Group loaned the Company $500,000, which loan bore interest at a rate of 12% per annum compounded and payable monthly (which loan was repaid by the Company by May 2005);

     4.   Loan Agreement  dated November 23, 2004 between the Company and Global
          (GMPC) Holdings Inc;

     5. Preferred Share Purchase Agreement dated for reference March 28, 2005 between the Company and BG Capital Group Ltd;

     6. Agency Agreement dated May 16, 2005 between the Company and Standard Securities Capital Corporation (the "Agent"), pursuant to which the Agent offered to sell up to 1,050,000 common shares of the Company at a price of $1.00 per share.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance to the United States of interest, dividends or other payments to non-resident holders of the Company's shares. However, the payment or crediting of interest or dividends to United States residents may be subject to applicable withholding taxes at a rate prescribed by the Income Tax Act (Canada) and modified by the provisions of the Canada-United States Income Tax Convention, 1980 (see commentary in the section entitled "Taxation" below).

Except as provided in the Investment Canada Act (the "ICA"), there are no limitations under the laws of Canada, the Province of British Columbia or in the memorandum or articles of the Company on the right of foreigners to hold and/or vote the shares of the Company.

The ICA has application where a "non-Canadian" individual or entity or controlled group of entities proposes to make an investment to acquire control of a Canadian business enterprise, either directly or indirectly, by way of purchase of voting shares of a corporation or of substantially all of the assets used in the Canadian business enterprise. An investment to acquire voting shares of a corporation is deemed to be an acquisition of control where more than one-half of the voting shares are acquired. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control and an acquisition of between one-third and one-half of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the acquisition does not in fact result in control of the corporation by the investor.

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

Specific investment thresholds apply to investors of the United States. The investment threshold for a direct acquisition of control has been established at Cdn$250,000,000 for 2005 and no review is required for an indirect acquisition of control. Each year the direct acquisition investment threshold is adjusted for inflation.

Taxation

Canadian Federal Income Tax Considerations

The following is a general discussion of the material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not, and is not deemed to be, a resident of Canada, who holds such common shares as capital property and who does not use or hold such common shares in carrying on a business in Canada (a "Non-Resident Holder").

This summary is based on the current provisions of the Income Tax Act (Canada) and regulations thereunder (the "ITA") and all specific proposals to amend the ITA publicly announced prior to the date hereof by the Minister of Finance (Canada) and the current administrative practices of the Canada Revenue Agency. It has been assumed that all specific proposals to amend the ITA will be enacted in substantially their present form and that no other relevant amendments to the ITA will come into force. However, no assurance can be given to this effect. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from those described herein. See "United States Federal Income Tax Consequences" below.

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

Dividends

Dividends (including deemed dividends) paid or credited on the common shares of the Company to a Non-Resident Holder will be subject to withholding tax in Canada. The Canada-United States Income Tax Convention, 1980, as amended (the "Treaty") provides that the normal 25% rate of withholding tax on the gross amount of such dividends is reduced to 15% if paid to a resident of the United States. The Treaty provides for a further reduction of the withholding tax rate to 5% if the beneficial owner of such dividends is a company (any entity which is treated as a body corporate for purposes of the ITA) which is a resident of the United States and which owns at least 10% of the voting stock of the Company.

Capital Gains

A Non-Resident Holder will not be subject to tax under the ITA in respect of a capital gain realized upon the disposition or deemed disposition (such as would arise on the death of an individual Non-Resident Holder) of a common share of the Company unless such share is "taxable Canadian property" to the Non-Resident Holder. A common share in the capital of the Company will be taxable Canadian property to a Non-Resident Holder if (i) at any time during the five year period ending at the time of disposition of such share, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons owned (or had an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of the Company; or (ii) the Non-Resident Holder elected under the ITA to treat such common shares as taxable Canadian property upon ceasing to be a resident of Canada prior to October 2, 1996.

However, under the Treaty, a Non-Resident Holder to whom the common shares of the Company represent taxable Canadian property will not be liable to tax in Canada in respect of a capital gain realized on the disposition of such shares unless:

o the value of such shares is derived principally from real property situated in Canada (including mineral properties in Canada and rights in relation thereto), or

o the Non-Resident Holder was a resident of Canada for 120 months during any period of 20 consecutive years preceding the disposition of such shares and was a resident of Canada at any time during the 10 years immediately preceding such disposition and owned such shares (or property for which such shares were substituted) at the time the Non-Resident Holder ceased to be a resident of Canada.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company ("Common Shares").

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

Scope of this Disclosure

Authorities
-----------

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders
------------

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders
----------------

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
---------------------------------------------------------------------------

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S.
Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;
(h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed
------------------------------------------------------------------------------

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation--Canadian Federal Income Tax Considerations" above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares
------------------------------

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "passive foreign investment company" (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a "passive foreign investment company" for the taxable year ended December 31, 2004, and does not expect that it will be a "passive foreign investment company" for the taxable year ending December 31, 2005. (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its "passive foreign investment company" status or that the Company will not be a "passive foreign investment company" for the current or any future taxable year. Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares
----------------------------

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit
------------------

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income." However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive income" and "general income" (and the other categories of income, including "financial services income" are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax
---------------------------------------------

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation
------------------------------

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the
Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company
----------------------------------

The Company  generally  will be a "passive  foreign  investment  company"  under
Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the "net capital gain" of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the

Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over
(b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2004, and does not expect that it will be a PFIC for the taxable year ending December 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Documents on Display

Copies of the Company's notice of articles and articles, along with copies of the Rights Plan and the 1997 and 2005 Stock Option Plans may be inspected at the offices of the Company at 2489 Bellevue Avenue, West Vancouver, British Columbia, Canada during normal business hours.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Other than described below, the Company is not a party to any market risk sensitive instruments other than instruments evidencing interest-bearing debt obligations of the Company as described in Item 5, "Operating and Financial Review and Prospects" and in note 2 and note 9 to the Company's audited financial statements for the year ended December 31, 2004 entitled "Summary of Significant Accounting Policies" and "Long-Term Debt", respectively.

Financial instruments

a)   Fair value of financial instruments

     The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b)   Concentration of credit risk

     The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2004, two customers represented 32% (one customer in December 31, 2003 - 21%) of total accounts receivable.

c)   Interest rate risk

     The Company's short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)   Foreign exchange rate risk

     The majority of the Company's revenues are earned and production costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No material modifications have been made to the rights of holders of shares of the Company as presented in the Company's notice of articles and articles. The Company has adopted a shareholder rights plan, the terms of which are described in Item 10: "Shareholder Protection Provisions".

ITEM 15. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were adequately designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

During the year ended December 31, 2004, covered by this report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that none of members of the Company's Audit Committee meet the requirements of an "audit committee financial expert" as defined by the SEC. All of the members of the Audit Committee have significant business experience and a general understanding of accounting principles and knowledge of financial statements. The Company's Chief Financial Officer, Matthew J. Hoogendoorn, CA, CPA (Illinois), and the Company's Controller, Sead Hamzagic, CGA (British Columbia), each meet the requirements of a financial expert and in such capacity are available to assist the Audit Committee with respect to accounting issues.

ITEM 16B. CODE OF ETHICS

The Company has a code of ethics for its Chief Executive Officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions. The Company's code of ethics complies with the SEC rules. The code of ethics addresses the following:

o honest and ethical conduct, including handling of corporate opportunities and conflicts of interest;

o full, fair, accurate, timely and quality public disclosure filed with the SEC and otherwise publicly made by the Company;

o    compliance with applicable the laws and regulations;

o    prompt internal reporting of violations of the code of ethics; and

o    accountability for adherence to the code of ethics;

A copy of the code of ethics was previously filed with the SEC on the Company's annual report on Form 20-F for the year ended December 31, 2003.

There have been no waivers to the code of ethics as of the date of this report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the annual general meeting held on April 29, 2005 the shareholders appointed PricewaterhouseCoopers LLP, Chartered Accountants, to serve as the independent auditors for the 2005 fiscal year. PricewaterhouseCoopers LLP acted as the Company's independent auditor for the fiscal years ended December 31, 2004 and 2003. The chart below sets forth the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the years 2004 and 2003, and breaks down these amounts by category of service:

                                                   2004           2003
                                                 --------       ------

Audit fees                                        $71,515        $70,010

Audit-related fees                                  8,755            nil

Tax fees                                           18,480         31,885

All other fees                                        nil            nil

Total                                             $98,750       $101,895

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company's consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. This category comprises fees billed for independent accountant review of the interim financial statements, as well as advisory services associated with the Company's financial reporting.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees."

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. The audit committee pre-approves any non-audit services to be performed by the independent accountants under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission. During the fiscal year ended December 31, 2004, no non-audit services were performed or approved by the audit committee to be performed by the Company's independent accountants, other than certain tax compliance services which the audit committee believes that the independent accountants could provide without impairing their independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS.

Not Applicable.

ITEM 17. FINANCIAL STATEMENTS

See Item 18.  "Financial Statements".

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

o    Auditors' Report

o    Consolidated Balance Sheets

o    Consolidated Statements of Shareholders' Equity

o    Consolidated Statements of Operations

o    Consolidated Statements of Cash Flows

o    Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

See Item 18 above for details of financial statements filed as part of this annual report.

          EXHIBIT                         DESCRIPTION
          -------   -----------------------------------------------------------

           1.1(1)   Memorandum and Articles of Incorporation, as amended
           4.1      Loan  Agreement  dated November 23, 2004 between the Company and Global (GMPC) Holdings Inc.
           4.2      Preferred Share Purchase Agreement dated for reference March
                    28, 2005 between the Company and BG Capital Group Ltd.
           4.3      Agency  Agreement dated May 16, 2005 between the Company and
                    Standard   Securities  Capital  Corporation  (the  "Agent"),
                    pursuant to which the Agent  offered to sell up to 1,050,000 common shares of the Company at a price of $1.00 per share
           4.4      Notice of Articles and Notice of Alteration,  both dated May
                    2, 2005
           4.5      2005 Stock Option Plan dated April 29, 2005
          11.1(1)   Code of Ethics (Conduct)
          12.1      Certification  of Principal  Executive  Officer  Pursuant to
                    Section 302 of the Sarbanes-Oxley Act of 2002
          12.2      Certification  of Principal  Financial  Officer  Pursuant to
                    Section 302 of the Sarbanes-Oxley Act of 2002
          13.1      Certification of Principal  Executive Officer Pursuant to 18
                    U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002
          13.2      Certification of Principal  Financial Officer Pursuant to 18
                    U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002
          99.1      Independent Auditors' Consent

(1)  Previously filed.

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.


CLEARLY CANADIAN BEVERAGE CORPORATION
             (Company)

     (signed) "Douglas L. Mason"
--------------------------------------
            (Signature)

--------------------------------------
       Chief Executive Officer
              (Title)

DATED June 29, 2005.