Form 20-F/A
period 2004-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2005-10-12
CIK 808464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
Amendment No. 1

(Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring the shell company report _______________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004

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

Item 17               Item 18  [X]

EXPLANATORY NOTE

This Annual Report on Form 20-F/A Amendment No. 1 for the period ending December 31, 2004 is being filed to include the financial statements under Item 18, which were inadvertently omitted from the our filing on June 30, 2005, as a result of an error by our filing agent. Except as otherwise noted, we have only amended our Annual Report on Form 20-F to include our financial statements for the years ended December 31, 2004, 2003 and 2002. This Amendment incorporates the information included in our initial Annual Report on Form 20-F as originally filed on June 30, 2005 and you should read our Annual Report in conjunction with this Amendment.

ITEM 15.   CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were adequately designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms. Our annual report on Form 20-F for the year ended December 31, 2004, inadvertently omitted our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002. This omission was due to an error by our filing agent. Procedures have been adopted to prevent future occurrences of such errors.

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

ITEM 18.   FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

•	Auditors’ Report
•	Consolidated Balance Sheets as at December 31, 2004 and 2003
•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2004, 2003 and 2002
•	Consolidated Statements of Operations for the Years Ended December 31, 2004, 2003 and 2002
•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002
•	Notes to Consolidated Financial Statements

February 10, 2005

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company and all the information in this annual report are the responsibility of management.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

The Company maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills it responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Audit Committee which consists of directors appointed by the Board. The Committee meets periodically with management as well as with the independent external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the consolidated financial statements and the external auditors’ report thereon and reports its findings to the Board for consideration when the Board approves the financial statements for issuance to the Company’s shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors. The external auditors have free and full access to the Audit Committee.

“Douglas L. Mason” Chief Executive Officer	“Stuart R. Ross” Chief Financial Officer

Auditors’ Report

To the Shareholders of
Clearly Canadian Beverage Corporation

We have audited the consolidated balance sheets of Clearly Canadian Beverage Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia

February 10, 2005
(except for note 20, which is as at February 17, 2005)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated February 10, 2005, except for note 20, which is as at February 17, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements.

Chartered Accountants

Vancouver, British Columbia

February 10, 2005

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As at December 31, 2004 and 2003

(in thousands of United States dollars, except where indicated)

	2004 $	2003 $
Assets

Current assets
Cash and cash equivalents	78	127
Accounts receivable	600	863
Inventories	524	630
Prepaid expenses, deposits and other assets	167	152

	1,369	1,772

Long-term investments (note 7)	29	112
Assets held for sale (note 6)	415	987
Property, plant and equipment (note 6)	2,252	2,726
Distribution rights (note 8)	—	1,502
Prepaid contracts (note 15(c))	116	257

	4,181	7,356

Liabilities

Current liabilities
Bank indebtedness (note 5)	272	478
Accounts payable and accrued liabilities (note 6)	4,150	3,453
Related party liability (note 14)	—	200
Customer deposits (note 6)	69	167
Short-term debt (note 6)	1,248	134

	5,739	4,432
Long-term debt (note 9)	1,957	1,799

	7,696	6,231

Shareholders' (Deficiency) Equity

Capital stock (notes 11 and 12)
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued - 10,338,682 (2003 - 7,168,682) common shares without par value
Outstanding - 9,965,682 (2003 - 6,795,682) common shares without par value	58,590	58,272
Warrants - 815,000 (2003 - 1,527,500)	165	190
Options - 1,694,336 (2003 - 1,619,336)	36	13
Equity component of convertible debenture (note 10)	26	26
Contributed surplus (note 3)	810	256
Cumulative translation account	(1,253)	(1,352)
Deficit	(61,889)	(56,280)

	(3,515)	1,125

	4,181	7,356

Going concern (note 1)
Commitments and contingencies (note 15)
Subsequent events (note 20)

Approved by the Board of Directors

Nigel Woodall, Director	Philip Langridge, Director

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2004, 2003 and 2002

(in thousands of United States dollars, except where indicated)

	Capital stock		Warrants		Options

	Number of common shares outstanding	Amount $	Number of warrants outstanding	Amount $	Number of options outstanding	Amount $	Equity component of convertible debenture $	Contributed surplus $	Cumulative translation account $	Deficit $	Share- holders' equity (deficiency) $
Balance -
December 31, 2001	6,640,682	58,208	692,740	423	1,371,291	--	--	--	(1,358)	(48,984)	8,289
Shares issued upon
exercise of warrants	30,000	29	(30,000)	(8)	--	--	--	--	--	--	21
Issuance of convertible
debenture (note 10)	--	--	837,500	--	--	--	26	--	--	--	26
Issued during the year	--	--	--	--	410,000	--	--	--	--	--	--
Expired during the year	--	--	--	--	(95,489)	--	--	--	--	--	--
Loss for the year	--	--	--	--	--	--	--	--	--	(3,583)	(3,583)
Exchange difference	--	--	--	--	--	--	--	--	(30)	--	(30)

Balance -
December 31, 2002	6,670,682	58,237	1,500,240	415	1,685,802	--	26	--	(1,388)	(52,567)	4,723

Private placement issued
February 28, 2003 at
CA$0.80 per unit
(note 11)	125,000	35	125,000	31	--	--	--	--	--	--	66
Issued during the year -
non-employees	--	--	--	--	35,000	13	--	--	--	--	13
Issued during the year	--	--	--	--	535,000	--	--	--	--	--	--
Expired during the year	--	--	--	--	(636,466)	--	--	--	--	--	--
Expired during the year	--	--	(97,740)	(256)	--	--	--	256	--	--	--
Loss for the year	--	--	--	--	--	--	--	--	--	(3,713)	(3,713)
Exchange difference	--	--	--	--	--	--	--	--	36	--	36

Balance - December 31,
2003 carried forward	6,795,682	58,272	1,527,500	190	1,619,336	13	26	256	(1,352)	(56,280)	1,125

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2004, 2003 and 2002

(in thousands of United States dollars, except where indicated)

	Capital stock		Warrants		Options

	Number of common shares outstanding	Amount $	Number of warrants outstanding	Amount $	Number of options outstanding	Amount $	Equity component of convertible debenture $	Contributed surplus $	Cumulative translation account $	Deficit $	Share- holders' equity (deficiency) $
Balance - December 31,
2003 brought forward	6,795,682	58,272	1,527,500	190	1,619,336	13	26	256	(1,352)	(56,280)	1,125
Adoption of new
accounting standards
(note 3)	--	--	--	--	--	--	--	523	--	(523)	--
Issued during the year -
bonus shares (note 11)	2,135,000	102	250,000	6	100,000	23	--	--	--	--	131
Private placement issued
December 10, 2004 at
CA$0.25 per unit
(note 11)	1,035,000	216	--	--	--	--	--	--	--	--	216
Expired during the year
(note 12)	--	--	(962,500)	(31)	(25,000)	--	--	31	--	--	--
Loss for the year	--	--	--	--	--	--	--	--	--	(5,086)	(5,086)
Exchange difference	--	--	--	--	--	--	--	--	99	--	99

Balance - December 31, 2004	9,965,682	58,590	815,000	165	1,694,336	36	26	810	(1,253)	(61,889)	(3,515)

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the years ended December 31, 2004, 2003 and 2002

(in thousands of United States dollars, except where indicated)

	2004 $	2003 $	2002 $

Sales	11,586	13,270	20,205

Cost of sales	8,048	9,960	14,535

Gross profit	3,538	3,310	5,670

Selling, general and administration expenses	5,587	5,554	8,018
Amortization of property, plant and equipment	130	294	422
Royalty revenue (note 4)	(133)	(163)	(242)
Other expense	270	161	73
Financing costs	208	--	--
Interest on short-term debt (note 6)	174	141	58
Interest on long-term debt (note 9)	52	4	--
Loss on sale of assets held for sale (note 6)	56	328	97
Stock-based compensation	23	13	--
Writedown of property, plant and equipment (note 6)	721	272	942
Writedown of distribution rights (note 8)	1,536	500	--
Gain on settlement of convertible debenture (note 10)	--	(81)	--

	8,624	7,023	9,368

Loss before income taxes	(5,086)	(3,713)	(3,698)

Recovery of income taxes (note 13	--	--	115

Loss for the year	(5,086)	(3,713)	(3,583)

Basic and diluted loss per share
(expressed in dollars)	(0.66)	(0.55)	(0.54)

Going concern (note 1)

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002

(in thousands of United States dollars, except where indicated)

	2004 $	2003 $	2002 $

Cash flows from operating activities
Loss for the year	(5,086)	(3,713)	(3,583)
Items not involving cash (note 17(a))	2,534	1,921	1,786
Changes in non-cash working capital balances related to
operations (note 17(b))	1,094	2,005	(1,253)

	(1,458)	213	(3,050)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	543	202	324
Proceeds from sale of long-term investment	85	--	--
Purchase of property, plant and equipment	(44)	--	(140)
Net proceeds from sale of production facility	--	--	1,675

	584	202	1,859

Cash flows from financing activities
Proceeds on issuance of short-term debt	1,943	--	--
Proceeds from issuance of capital stock and warrants	216	66	21
(Decrease) increase in bank indebtedness	(206)	(224)	702
Repayment of short-term debt	(1,081)	(6)	(7)
Repayment of long-term debt	--	--	(161)
Proceeds from issuance of convertible debenture	--	--	424

	872	(164)	979

Effect of exchange rates on cash and cash equivalents	(47)	(124)	(14)

(Decrease) increase in cash and cash equivalents	(49)	127	(226)

Cash and cash equivalents - Beginning of year	127	--	226

Cash and cash equivalents - End of year	78	127	--

Interest paid	226	145	58

Income taxes paid	--	--	--

Supplementary cash flow information (note 17(c))

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $5,086,000 for the year ended December 31, 2004 and a working capital deficit of $4,370,000, an accumulated deficit of $61,889,000 and a shareholders’ deficiency of $3,515,000 at year-end. Operations for the year ended December 31, 2004 have been funded primarily from the issuance of capital stock, the net proceeds of short-term debt financing of $862,000, the continued support of creditors, net changes in working capital balances and the net proceeds of $543,000 on disposition of the Company’s property located in Burlington, Washington, USA.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its land and water rights in Formosa, Ontario. Subsequent to December 31, 2004, the Company raised an additional US$1,000,000 of debt financing (note 20) and management is currently seeking further debt and/or equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain this financing. Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

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

Principles of accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP). The differences as they affect the Company are described in note 19.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

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

Revenue recognition

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. The Company does not engage in bill and hold transactions. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned.

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as customer deposits.

Inventories

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value.

Long-term investments

Long-term investments are recorded at cost less writedowns for impairments in value that are other than temporary.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Distribution rights

Distribution rights, relating to the acquisition of certain territorial rights to distribute beverage products, have an indefinite life and are recorded at cost. Management reviews the carrying value of the distribution rights at least annually for impairment. Distribution rights are written down when declines in value are considered to be other than temporary based upon forecast future cash flows.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods which represent estimated useful life:

Buildings	30 years
Equipment	5 - 15 years
Leasehold improvements	term of the lease

These assets will be written down to the recoverable amount if carrying value exceeds that amount.

Stock-based compensation plan

The Company has a stock option plan which is described in note 12. Stock options issued to employees and directors are expensed based on their fair value.

Consideration paid for stock on exercise of stock options is credited to capital stock.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

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

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt approximates its fair value based upon the discount rates applied. See note 9.

b)	Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2004, two customers represented 32% (2003 —one customer represented 21%) of total accounts receivable.

c)	Interest rate risk

The short-term bank credit facility bears interest at U.S. prime rate plus 4%. The long-term debt bears interest at a fixed rate as disclosed in note 9.

The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)	Foreign exchange rate risk

The majority of the Company’s revenues and selling and production costs are incurred in United States dollars. However, general and administration costs are incurred in Canadian dollars and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between tax basis of an asset or a liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using income tax rates that are expected to apply to taxable income in the periods that the temporary differences are expected to reverse. The measurement of future tax assets is reduced, if necessary, by a valuation allowance where, based upon evidence, the probability of realization of the future tax asset does not meet a more likely than not criterion.

Advertising costs

The Company expenses all advertising costs as incurred. These costs are included in selling, general and administration expenses.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year of 7,750,122 (2003 — 6,774,107; 2002 — 6,662,682). Diluted earnings (loss) per share are computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

Diluted earnings (loss) per share is the same as basic earnings (loss) per share since the conversion of the convertible debenture and exercise of stock options and warrants would be anti-dilutive.

Prior year comparatives

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3	Changes in accounting policies

The Company has a stock option plan which is described in note 12. Effective January 1, 2004, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002 (refer to note 12).

4	Royalty revenue

a)	Cascade Clear brand

The Company received $18,900 in royalty revenue during the year ended December 31, 2004 (2003 - $100,000; 2002 - $126,000).

b)	Co-pack business

The Company received $114,100 in royalty revenue during the year ended December 31, 2004 (2003 — $62,500; 2002 — $116,000).

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

5	Bank indebtedness

The Company’s subsidiary, CC Beverage (US) Corporation (CC Beverage), has an operating line of credit available with a United States bank, which bears interest at U.S. prime rate plus 4% with a 12-month term ending August 24, 2005 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at December 31, 2004 - $406,000, 2003 — $503,000). The weighted average interest rate for 2004 was 8.49% (2003 — 8.125%; 2002 — 8.75%). At December 31, 2004, $272,000 (2003 — $478,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

6	Balance sheet components

Accounts receivable

	2004 $	2003 $
Trade accounts receivable - net of allowance of $25,000
(2003 - $91,000)	525	657
Other receivables	75	206

	600	863

Inventories

	2004 $	2003 $
Finished goods	247	396
Raw materials	277	234

	524	630

During 2003, the Company received an insurance settlement of $500,000 for defective packaging valued at $600,000. The write-off of inventory and the insurance settlement have been recorded in cost of sales.

During 2001, Reebok International Ltd. (Reebok) granted a licence to the Company to distribute a Reebok branded beverage in the United States, Canada and the Caribbean. The licence agreement was for an initial term of three years, together with three two-year renewal terms, and was subject to certain performance obligations. Under the licence agreement, the Company paid Reebok a royalty based on a percentage of net sales of the Reebok branded beverage. The agreement with Reebok expired as at December 31, 2003 and was not renewed; $542,000 of Reebok inventory was written down in 2003 and included in cost of sales (2002 — $307,000).

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Property, plant and equipment and assets held for sale

				2004
	Cost $	Accumulated amortization $	Writedown $	Net $

Land and water sources	2,291	--	721	1,570
Buildings	1,285	923	--	362
Equipment	1,109	892	--	217
Leasehold improvements	153	50	--	103

	4,838	1,865	721	2,252

Held for sale
Land and water sources	415	--	--	415

	5,253	1,865	721	2,667

				2003
	Cost $	Accumulated amortization $	Writedown $	Net $

Land and water sources	1,994	--	--	1,994
Buildings	1,197	822	--	375
Equipment	4,105	3,588	272	245
Leasehold improvements	143	31	--	112

	7,439	4,441	272	2,726

Held for sale
Land and water sources	387	--	--	387
Buildings	709	109	--	600

	1,096	109	--	987

	8,535	4,550	272	3,713

Included in the table above are changes arising from the change in the exchange rate between the Canadian and U.S. dollar.

In 2003, the Company wrote down equipment by $272,000 to its estimated net recoverable amount. In 2004, land and water sources, buildings and equipment were written down by $721,000 (2003 — $nil; 2002 — $942,000). The carrying value represents management’s best estimate of the net recoverable amount of the land and water sources, buildings and equipment. If the assumptions used by management are not borne out, the net recoverable amount of the assets may differ materially from the recorded amount.

During the year ended December 31, 2004, the Company sold certain assets previously classified as held for sale and incurred a loss on disposal of $56,000 (2003 — $328,000; 2002 — $97,000).

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Accounts payable and accrued liabilities

	2004 $	2003 $
Trade accounts payable	3,278	2,765
Marketing fees	534	352
Refundable deposits on assets held for sale	29	27
Other accrued liabilities	309	309

	4,150	3,453

Customer deposits

As at December 31, 2004, the Company had received $69,000 (2003 — $167,000) in deposits on international sales orders. These deposits have been recorded as a customer deposit liability.

Short-term debt

During the year, the Company raised gross proceeds of CA$2,744,000, of which CA$394,000 was raised from certain directors and officers of the Company (related parties). The loans require monthly interest payments of 1% (annual rate of 12%). The additional cost of the financing included the issuance of 2,135,000 common shares and warrants to purchase up to 250,000 common shares at an exercise price of CA$0.34 for a term of two years (refer to note 11). The debt is secured by a mortgage charge against certain of the Company’s properties and by a general security agreement over assets. The discount on the face value of the short-term debt (CA$126,000) was accreted on a straight-line basis over the initial term of the debt.

	2004 $	2003 $
Mortgage payable with land and buildings pledged as collateral, bearing interest at 3.60%, repayable at CA$1,101 per month, maturing in
August 2005	141	134
Quest Capital Corporation (Original loan CA$1,350,000 less CA$685,000
repaid on July 6, 2004 and CA$665,000 repaid on November 23, 2004)	--	--
Global (GMPC) Holdings Inc. (CA$1,000,000 less accretion of CA$50,000), bearing interest of 12% per annum compounded and payable monthly,
repayable November 2005	789	--
Clearly Canadian management group (CA$394,000 less accretion of
CA$11,000) (note 14), bearing interest at 12% per annum compounded
and payable monthly, repayable November 2005	318	--

	1,248	134

7	Long-term investments

Long-term investments comprise common shares in publicly traded companies.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

In 2003, included in long-term investments was $85,000 related to an investment in a limited partnership of which certain directors of the Company and a company with common directors own limited partnership interests. During the year, the Company sold its interest in the limited partnership to a company controlled by a director of the Company. The Company received proceeds of $85,000, which is equal to the carrying value of the investment as at December 31, 2003.

The book value of investments approximate market value.

8	Distribution rights

During the preparation of the fourth quarter accounts in 2004, the Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, $1,536,000 (2004 — $500,000) was recorded as an impairment. See note 2.

9	Long-term debt

	2004 $	2003 $
Convertible promissory notes of CA$1,750,000, unsecured,
non-interest bearing, repayable in cash or equivalent value of
common shares at the option of the Company (see note 15(d))	1,454	1,354
Convertible debenture of CA$670,000, collateralized with a general subordinated security interest, bearing interest at 10%, interest paid monthly, the debenture units are repayable by December 1, 2006 and convertible into common shares at the option of the holder at
any time prior to repayment at CA$0.80 per share (see note 10)	503	445

	1,957	1,799

Long-term debt maturities in each of the next five years are as follows:

	2004 $	2003 $
Year ending December 31
2005	--	1,354
2006	1,957	445
2007	--	--
2008	--	--
2009	--	--

	1,957	1,799

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

10.	Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA$670,000, of which CA$345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consists of a convertible debenture of CA$1,000 and 1,250 share purchase warrants at CA$0.80 per share exercisable until December 2, 2004. The debenture units were originally repayable by December 1, 2003 and bear interest at 10% per annum. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA$0.80 per share.

The proceeds from the issuance of the debenture units were allocated to the convertible debenture, the equity conversion option and the share purchase warrants. The carrying amount of the financial liability of $398,000 at the time of issuance was determined by discounting the future stream of interest and principal payments at the prevailing market rate for a similar liability that does not have an associated equity component. The balance of $26,000 was allocated to the conversion option included in shareholders’ equity. The discount on the face value of the convertible debenture was accreted over the term of the debenture units.

During the year ended December 31, 2003, the debenture holders consented to extend the term of the debenture to December 1, 2006. For accounting purposes, the term extension has been accounted for as a settlement and the difference in the fair value of the original terms of the debenture and the modified terms of $81,000 was been recorded as a gain on the statement of operations for the year ended December 31, 2003. The corresponding discount on the carrying value of the debenture will be accreted on a straight-line basis over the extended term of the debenture units. During the year ended December 31, 2004, $25,000 was accreted (2003 — $8,000; 2002 — $18,000).

11	Capital stock

The Company holds 373,000 shares acquired under the normal course issuer bids at a total cost of $406,000. These shares have not been cancelled; however, they are excluded from outstanding shares.

During the year ended December 31, 2000, the Company issued 595,000 units at a price of CA$0.88 (approximately US$0.59) per unit; each unit comprised one common share and one share purchase warrant. Each warrant is exercisable to acquire one share for CA$1.10 until November 24, 2005. The fair value of the warrants of $167,000 has been deducted from the total proceeds of $349,000 and the remainder of $182,000 is recorded as capital stock. During the year ended December 31, 2002, 30,000 of these warrants were exercised, leaving 565,000 warrants outstanding.

During the year ended December 31, 2003, the Company completed a private placement of 125,000 units at CA$0.80 per unit raising CA$100,000. Each unit consisted of one common share of the Company and one share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of CA$0.80 for one year. The warrants expired in February 2004 unexercised.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

On December 10, 2004, the Company completed a private placement of 1,035,000 shares at a price of CA$0.25 per share. Directors, officers and employees of the Company subscribed for all of the 1,035,000 shares. During the year ended December 31, 2004, the Company issued 2,135,000 shares in consideration for financing arrangements, of which 330,000 shares were issued to directors of the Company (note 6).

A compensation expense of $102,000 was recorded in connection with the shares issued.

See note 12.

12	Stock options, warrants and Shareholders’ Rights Plan

Stock options

The Company may grant options to purchase up to 1,750,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days preceding the date on which the options are granted. All options vest immediately on issuance.

A summary of the status of the Company’s stock option plan is presented below:

	2004		2003		2002

	Number of options (000's)	Weighted average exercise price CA$	Number of options (000's)	Weighted average exercise price CA$	Number of options (000's)	Weighted average exercise price CA$
Outstanding -
Beginning of year	1,619	0.91	1,686	1.43	1,371	1.49
Granted	100	0.40	570	0.67	410	1.22
Expired	(25)	0.79	(637)	1.47	(95)	1.41

Options outstanding
and exercisable
- end of year	1,694	0.87	1,619	0.91	1,686	1.43

The weighted average exercise price of options outstanding as at December 31, 2004 includes the effect of options repriced during the year.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

The following table summarizes information about options outstanding and exercisable:

2004

Exercise prices CA$	Number of options (000's)	Weighted average remaining contractual life (years)	Weighted average exercise price CA$
1.35	25	6.6	1.35
1.25	370	7.3	1.25
1.15	255	6.1	1.15
1.05	25	5.9	1.05
1.00	40	7.7	1.00
0.70	230	8.1	0.70
0.65	649	5.7	0.65
0.40	100	1.3	0.40

0.40 - 1.35	1,694	6.2	0.87

2003

Exercise prices CA$	Number of options (000's)	Weighted average remaining contractual life (years)	Weighted average exercise price CA$
1.35	30	7.6	1.35
1.25	370	8.3	1.25
1.15	255	7.1	1.15
1.05	25	6.9	1.05
1.00	40	8.7	1.00
0.70	230	9.1	0.70
0.65	669	6.7	0.65

0.65	1,619	7.8	0.91

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

During the year ended December 31, 2004, the Company granted 100,000 (2003 — 570,000; 2002 — 410,000) options under the stock option plan, 100,000 (2003 — 35,000) of which were granted to a consultant of the Company. The fair value of the options granted of $23,300 (2003 — $13,000 to non-employees) has been recorded as other expense.

At the Company’s annual general meeting held on June 26, 2003, the shareholders approved the repricing of up to 415,395 previously granted stock options. Pursuant to the repricing, the exercise price of the stock options was reduced to approximately $0.48 (CA$0.65), representing an exercise price that was not less than the average closing price of the Company’s shares for the 10 trading days preceding the announcement of the repricing. The incremental increase in the fair value of these options as a result of the modification, calculated using the Black-Scholes valuation model, was nominal and therefore no additional pro forma stock-based compensation expense was recorded in the year. The fair value of each option granted or repriced was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Weighted average grant or repricing date fair value	CA$0.56
Risk-free interest rate	3.00%
Expected life	10 years
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	--

If the Company had applied the fair value method of accounting for employee stock options for the years ended December 31, 2003 and 2002, the Company would have recorded a compensation expense of $221,000 and $302,000 in respect of stock options granted and repriced in the year. Refer to note 3. The Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

	2003 $	2002 $
Loss for the year before stock-based compensation	(3,713)	(3,583)
Stock-based compensation	(221)	(302)

Pro forma loss for the year	(3,934)	(3,885)

Basic and diluted loss per share as reported	(0.55)	(0.54)
Per share impact of stock-based compensation	(0.03)	(0.04)

Pro forma loss per share	(0.58)	(0.58)

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Warrants

The following table summarizes information about common share purchase warrants outstanding:

Exercise price per share	Balance - December 31, 2003	Granted	Expired	Balance - December 31, 2004	Expiry Date

US$0.85 (CA$1.10)	565,000	--	--	565,000	November 2005
US$0.62 (CA$0.80)	837,500	--	(837,500)	--	December 2004
US$0.62 (CA$0.80)	125,000	--	(125,000)	--	February 2004
US$0.28 (CA$0.34)	--	250,000	--	250,000	March 2006

	1,527,500	250,000	(962,500)	815,000

During March 2004, the Company issued 250,000 warrants in consideration for financing arrangements (note 6). Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of CA$0.34 for two years. The warrants were estimated to have a fair value of $6,000 based upon the Black-Scholes model.

On February 28, 2004, 125,000 warrants issued with the February 28, 2003 private placement expired. On December 2, 2004, 837,500 warrants issued with the convertible debentures on December 2, 2002 expired.

Shareholders’Rights Plan

The Company has a Shareholders’ Rights Plan which is contained within a Rights Agreement dated October 1, 1990, and a Supermajority Amendment, which forms part of the Company’s articles. The Rights Plan expires on December 31, 2009.

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company’s shares at 50% of the market price at the time of the occurrence of certain Triggering Events. Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company’s directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a Qualified Offer. A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company’s directors as being in the best interest of the Company and its shareholders.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

13	Corporate income taxes payable

a)	The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax recovery in the consolidated financial statements:

	2004	2003	2002
Combined statutory rate	39%	39%	39%

	$	$	$

Income taxes at statutory rate	(1,984)	(1,448)	(1,442)
Tax effect of
Future tax asset not recognized	1,984	1,448	1,435
Recovery of income taxes from prior
years	--	--	115
Non-deductible amounts and
other - net	--	--	7

Recovery of income taxes	--	--	115

The Company has non-capital losses totalling approximately $24,885,575 (2003 —$31,025,910; 2002 — $25,032,000) that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements to the extent that the Company believes that they are recoverable. The right to claim these losses began to expire in 2004. In addition, the Company has capital losses totalling approximately $4,038,042 available to offset future capital gains (2003 — $3,661,842; 2002 — $2,935,000).

b)	The net future income tax balance comprises the following:

	2004 $	2003 $
Future income tax assets
Non-capital losses	9,452	11,787
Capital losses	745	694
Distribution rights	2,055	1,399
Share issue costs	(73)	--
Property, plant and equipment	1,561	1,491

Net future income tax asset	13,740	15,371
Less: Valuation allowance	(13,740)	(15,371)

	-	-

14	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

During the year ended December 31, 2004, the Company paid $168,000 (2003 — $137,000; 2002 — $118,500) for the lease of its office premises to a limited partnership in which certain directors and a company with common directors own limited partnership interests. In addition, the Company in 2003 received a deposit of $200,000 from related parties on the building held for sale. In 2004, the building held for sale was sold to a non-related party and the $200,000 was reclassified to short-term debt.

Also see notes 6 and 15(c).

15	Commitments and contingencies

a)	Operating leases

The Company has entered into operating leases for certain office equipment and premises (note 14). Total payments required under these leases are as follows:

$
2005	171
2006	131
2007	14
2008	14
2009 and thereafter	22

b)	Purchase commitments

At December 31, 2004, the Company has inventory purchase commitments of $nil (2003 — $131,299).

c)	Consulting contracts

The Company has contracts for terms of three to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $557,000 (2003 — $520,000) per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. During 2001, the shareholders approved the amendment of certain of the consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During 2004, the Company expensed $106,000 (2003 — $106,000; 2002 — $80,000) of the deferred charge and recorded $128,000 (2003 — $119,000; 2002 — $97,000) as a current prepaid item, leaving a balance of $116,000 (2003 — $257,000; 2002 — $306,000) as long-term prepaid contracts.

d)	Dispute with Ralph Moyal

In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company’s Ontario subsidiary, Blue Mountain Springs Ltd. (Blue Mountain), and Gerry McGrath. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 9) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors), who are the daughters of the defendant, Gerry McGrath. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement by which it acquired the shares in Blue Mountain. The Company has delivered a statement of defence, counterclaim and crossclaim in which it has claimed damages against Moyal, as a result of the registration of the certificate of pending litigation, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions. In connection with the Share Purchase Agreement, the Company has withheld certain payments to the Vendors based on the Company’s indemnity and set off rights thereunder and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. The trial of these claims is presently scheduled to be heard in April 2005, however, in March 2005, Moyal obtained an adjournment of the trial to a date which has yet to be set, although it is anticipated that the trial will be rescheduled for the fall of 2006 or the spring of 2007. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

The Company has incurred approximately CA$963,000 to date, of which approximately CA$20,000 was incurred in the current year for legal fees in relation to this matter that the Company expects to be able to apply toward any amounts due upon settlement. The legal fees have been expensed in the periods in which they were incurred.

e)	Dispute with D. Bruce Horton and Continental Consulting Ltd.

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

f)	Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

g)	With respect to the long-term indebtedness assumed by the purchaser of the private label co-pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be $nil.

16	Pension costs and obligations

As of December 31, 2003, the Company discontinued its defined contribution pension plans for employees. The pension costs were charged to operations as the contributions became due. Contributions were based upon a set percentage of salary.

Total pension expense for the year ended December 31, 2004 was $nil (2003 — $28,000; 2002 — $47,000).

17	Supplementary cash flow information

	2004 $	2003 $	2002 $
a) Items not involving cash
Writedown of distribution rights (note 8)	1,536	500	--
Loss on sale of assets held for sale	56	328	97
Inventory written down	--	542	307
Property, plant and equipment written down	721	272	942
Amortization of property, plant and equipment	130	294	422
Stock-based compensation	23	13	--
Interest accretion on convertible debenture
and short-term debt	68	53	18
Gain on settlement of convertible debenture
(note 10)	--	(81)	--

	2,534	1,921	1,786

b) Changes in non-cash working capital balances related to operations
Accounts receivable	263	328	1,143
Inventories	106	1,267	(442)
Prepaid expenses, deposits and other assets	(15)	95	(160)
Prepaid contracts	141	73	(242)
Accounts payable and accrued liabilities	697	206	(1,552)
Related party liability	--	200	--
Customer deposits	(98)	(164)	--

	1,094	2,005	(1,253)

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

	2004 $	2003 $	2002 $
c) Non-cash investing and financing activities
Gain on the settlement of convertible debenture (note 10)	--	81	--
Debt assumed by purchase of Cascade Clear	--	--	2,219
Settlement of prepaid contracts from disposal
of long-term investment (note 15(c))	--	--	64
Related party liability reclassified to
short-term debt	(200)	--	--
Prior period adjustment - stock options	523	--	--
Equity component of shares issued with
short-term debt	102	--	--
Equity component of warrants issued with
short-term debt	6	--	--

	431	81	2,283

18	Segmented information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry, selling flavoured water and carbonated beverages, and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from operations before the writedown of property, plant and equipment.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2004 $	2003 $	2002 $
Sales
Canada
Total sales	2,063	2,541	2,733
Less: Sales to other segments	--	--	(2)

Sales to external customers	2,063	2,541	2,731

United States
Total sales	10,805	12,355	20,157
Less: Sales to other segments	(1,942)	(2,088)	(2,668)

Sales to external customers	8,863	10,267	17,489

Other
Sales to external customers	660	462	536

Total sales to external customers	11,586	13,270	20,756

Interest expense on operating line of credit and
long-term debt
Canada	160	53	15
United States	66	92	43

	226	145	58

Amortization
Canada	52	182	315
United States	78	112	107

	130	294	422

Loss before income taxes, amortization of
intangible assets and writedown of property,
plant and equipment
Canada	(1,168)	(1,213)	(1,419)
United States	(1,661)	(2,107)	(1,716)
Other	--	379	379

	(2,829)	(2,941)	(2,756)
Writedown of property, plant and equipment	(721)	(272)	(942)
Writedown of distribution rights	(1,536)	(500)	--

Loss for the year before income taxes	(5,086)	(3,713)	(3,698)

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

	2004 $	2003 $
Assets
Canada	2,695	3,607
United States	1,043	2,734
Other	28	28

	3,766	6,369

Assets held for sale
Canada	415	387
United States	--	600

	415	987

Total assets	4,181	7,356

Property, plant and equipment additions
Canada	2	--
United States	42	--

	44	--

With respect to third parties, the Company has two customers (2003 — one customer) that represent more than 10% of sales. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

19	Reconciliation to accounting principles generally accepted in the United States of America

As disclosed in the summary of significant accounting policies, these consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those principles and practices the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

        Under U.S. GAAP, the Company would report its consolidated financial statements as follows:

Consolidated balance sheets

	2004		2003

	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Assets
Current assets	1,369	1,369	1,772	1,772
Non-current assets (note a)	2,812	2,826	5,584	5,584

	4,181	4,195	7,356	7,356

Liabilities
Bank indebtedness	272	272	478	478
Accounts payable and accrued liabilities	4,150	4,150	3,453	3,453
Related party liability	--	--	200	200
Customer deposits	69	69	167	167
Short-term debt	1,248	1,248	134	134

	5,739	5,739	4,432	4,432
Long-term debt (note b)	1,957	1,878	1,799	1,786

	7,696	7,617	6,231	6,218

Shareholders' (Deficiency) Equity
Capital stock	58,590	58,590	58,272	58,272
Warrants	165	165	190	190
Options granted to non-employees	36	36	13	13
Equity component of convertible debenture
(note b)	26	155	26	155
Contributed surplus (note b)	810	965	256	411
Cumulative translation account	(1,253)	(1,253)	(1,352)	(1,352)
Deficit	(61,889)	(62,080)	(56,280)	(56,551)

	(3,515)	(3,422)	1,125	1,138

	4,181	4,195	7,356	7,356

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

Consolidated statements of operations

	2004 $	2003 $	2002 $

Loss for the year under Canadian GAAP	(5,086)	(3,713)	(3,583)
Gain on settlement of convertible debenture under
Canadian GAAP (note b)	--	(81)	--
Loss on settlement of convertible debenture under
U.S. GAAP (note b)	--	(104)	--
Difference in interest accretion under
U.S. GAAP (note b)	60	(148)	5
Unrealized gain on long-term investment
(note a)	14	--	--

Loss for the year under U.S. GAAP	(5,012)	(4,046)	(3,578)
Recovery on disposal of investment (note c)	--	--	48
Foreign currency translation adjustments	6	36	(30)

Comprehensive loss under U.S. GAAP (note d)	(5,006)	(4,010)	(3,560)

No differences arise between U.S. and Canadian GAAP in the presentation of the cash flow statement.

a)	Unrealized holding gains (losses)

Under U.S. GAAP, the long-term investments in publicly traded companies would be shown at fair market value. Unrealized holding gains or losses are recorded in other comprehensive income. Under Canadian GAAP, such long-term investments are recorded at cost less any impairment in value that is other than temporary. The difference between the carrying value and the fair market value of these investments was $14,000 at December 31, 2004 (2003 — $nil; 2002 — $nil).

b)	Convertible debenture

During 2002, under U.S. GAAP, the proceeds of $424,000 for the convertible debenture were allocated between the debt and detachable warrants based upon fair value using the Black-Scholes model. The assumptions used in calculating the fair value were the same as in note 12. The fair value of the warrants, $155,000, and the balance of $269,000 were allocated to the liability component and the beneficial conversion feature.

Value was allocated to the beneficial conversion feature associated with the convertible debenture. Based upon the allocated proceeds, the intrinsic conversion price was less than the commitment price. As a result, $155,000 was attributed to the beneficial conversion feature and the balance of $115,000, at the date of issuance of the convertible debenture, was recorded as the liability component. The amount was fully accreted in the prior year. The conversion feature expired December 2004 and $155,000 has been reclassified to contributed surplus as a result.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

On December 1, 2003, the terms of the convertible debenture were modified; refer to note 10. As a result of the modification and the differences in allocations, as discussed above, a loss on settlement of $104,000 resulted under U.S. GAAP. The discount is being accreted over the term of the modified debt resulting in an interest recovery of $34,000 (2003 — $6,000; 2002 — $nil) under U.S. GAAP.

c)	Recovery on disposal of investment

During the year ended December 31, 2002, the Company disposed of an investment at net book value resulting in a recovery of $48,000. The investment had previously been marked to market with the unrealized loss recognized in comprehensive income (loss) by $48,000.

d)	Comprehensive income (loss)

Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The accumulated balance of other comprehensive income is included in the equity section of the balance sheets. The Company’s other comprehensive income consists of foreign exchange adjustments.

e)	Advertising costs

U.S. GAAP requires separate disclosure of advertising costs. During the year ended December 31, 2004, the Company spent $1,493,213 on advertising (2003 — $1,461,842; 2002 — $2,158,000).

f)	Stock-based compensation

During the years ended December 31, 2000 and December 31, 2003, the Company repriced previously granted director, officer and employee options and, as a result, is required to use variable accounting for these stock options under U.S. GAAP. The exercise price exceeded the market value of the shares at the end of the year; therefore, no charge has been recorded since that time. Canadian GAAP did not require this treatment for those years. See notes 2 and 3.

g)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 153 — Exchanges of Non-Monetary Assets —An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the FASB issued SFAS 123R — Accounting for Stock-Based Compensation. This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation.

Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002 (amounts in tables are in thousands of United States dollars, except where indicated)

20	Subsequent events

a)	In January 2005, the Company issued 465,000 private placement shares at a price of CA$0.25 per share, generating proceeds of CA$116,250.

b)	On February 9, 2005, the Company completed short-term financing arrangements with BG Capital Group Ltd. (BG Capital). BG Capital has advanced US$1,000,000 to the Company under a secured loan agreement and demand note (the BG Capital Loan). The BG Capital Loan bears interest at a rate of 10% per annum and is payable within 90 days, if demand for repayment is made by BG Capital. As well, from the Company’s perspective, if it chooses to seek additional financing from any third parties, then it will be required to pay a penalty or break fee to BG Capital. Such penalty would require the Company to pay all accrued and unpaid interest at the time of such prepayment of the BG Capital Loan at a rate of 50% per annum.

c)	As of February 17, 2005, the Company’s common shares were listed and began trading on the Canadian Trading and Quotation System Inc. (CNQ) under the trading symbol “CCBC”. Concurrently, the Company voluntarily delisted its shares from the Toronto Stock Exchange (TSX). The TSX had previously advised the Company that it was not meeting the TSX’s continued listing requirements. The shares of the Company also trade in the United States on the OTC Bulletin Board under the trading symbol “CCBC”.

ITEM 19.   EXHIBITS AND INDEX

EXHIBIT	DESCRIPTION
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A Amendment No. 1 on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Company)

(signed) "Douglas L. Mason"
Douglas L. Mason
Chairman

DATED October 11, 2005.