Form 20-F
period 2005-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2006-06-30
CIK 808464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[           ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[           ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

Commission file number: 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Exact name of Registrant specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

2267 10th Avenue W.
Vancouver, British Columbia, Canada V6K 2J1
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class
None

Name of each exchange on which registered
Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005: 6,864,352 Common Shares

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [           ] No [ x ]

If this report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [           ] No [ x ]

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was
required to file such reports), and (2) has been subject to such filing requirements for the past 9[           ]0 days.
Yes [ x ] No [           ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.
Large accelerated filer        Accelerated filer [           ]       Non-accelerated filer [ x ]

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 [           ]    Item 18 [ x ]

If this report is an annual report, indicated by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).
Yes [           ] No [ x ]

-i-

GENERAL

In this Annual Report on Form 20-F, all references to “Clearly Canadian”, “us”, “we” or the “Company” refer to Clearly Canadian Beverage Corporation and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended December 31, 2005.

We use the U.S. dollar as our reporting currency. All references in this Annual Report to “dollars” or “$” are expressed in U.S. dollars, unless otherwise indicated. See also “Item 3. Key Information” for more detailed currency and conversion information. Our consolidated financial statements which form part of the annual report are presented in U.S. dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The differences between Canadian GAAP and U.S. GAAP, as they relate to our business, are explained in the notes to our consolidated financial statements.

Unless otherwise indicated, all share numbers in this Annual Report give effect to the 1:10 reverse split on the common shares that was competed on May 2, 2005.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements (within the meaning of the United States Private Securities Litigation Reform Act of 1995) concerning our business strategies, market conditions, outlook and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management including, but not limited to, certain statements and projections concerning our plans, intentions, strategies, expectations, predictions, financial projections, assumptions and estimates related to accounting policies, concerning the our future activities and results of operations and other future events or conditions. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements contained in this report are based on current facts and analyses and include, but are not limited to, the following:

  the effect of certain transactions, including marketing arrangements and product distribution system changes, on our revenues and results of operations in future periods;
  our discussions with potential new customers and the status of these discussions;
  our ability to secure additional financing and improve operating cash flow to allow it to continue as a going concern;
  application of critical accounting policies and the effect of recent accounting pronouncements on our results of operations;
  our focus on key long-term objectives, including diversifying its new age beverage product lines, maintaining and expanding current market share, and improving its network of distributors;
  the sufficiency and availability of our supply of raw materials and water, distribution network, contract bottling supplier facilities and property, plant and equipment related to our operations; and
  other statements related to our business and results of operations.

Forward looking statements are made based on management’s reasonable beliefs, estimates and opinions on the date the statements are made. However, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, but are not limited to, general economic conditions, our ability to generate sufficient cash flows to support capital expansion plans and general operating activities; changing beverage consumption trends of consumers; competition; pricing and availability of raw materials; our ability to maintain the current and future retail listings for its beverages and to maintain favourable supply arrangements and relationships and procure timely and adequate production of our products; laws and regulations and changes thereto that may affect the way our products are manufactured, distributed and sold; and political and economic uncertainties including exchange controls, currency fluctuations, taxation and other laws or governmental economic, fiscal, monetary or political policies of Canada, the United States and foreign countries affecting foreign trade, investment and taxation and other factors beyond our reasonable control, which, in turn, could affect our current or future operations. See “Key Information – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. The reader is cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. Readers should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          Selected Financial Data

Annual Information

The following selected financial data has been derived from our audited consolidated financial statements. This financial data is in U.S. dollars, unless otherwise indicated, and is presented in accordance with Canadian GAAP and U.S. GAAP, as indicated. This information should be read in conjunction with, and qualified by reference to, our financial statements included in Item 18 of this Annual Report, as well as “Item 5. Operating and Financial Review and Prospects.” Included as Note 20 to the audited financial statements is a U.S. GAAP reconciliation that describes the principal differences between Canadian GAAP and U.S. GAAP as they relate to the financial statements.

Statement of Operations Data:

	Year Ended December 31,
(in U.S. dollars, except number of shares)	2005	2004	2003	2002	2001
Canadian GAAP

Total revenues	$9,141,000	$11,586,000	$13,270,000	$20,205,000	$23,257,000

Gross profit	2,792,000	3,538,000	3,310,000	5,670,000	8,586,000

Net loss from continuing operations (2)	(6,069,000)	(5,086,000)	(3,713,000)	(3,583,000)	(7,174,000)

Net loss from discontinued operations (2)	--	--	--	--	(1,579,000)

Net loss	(6,069,000)	(5,086,000)	(3,713,000)	(3,583,000)	(8,753,000)

Net loss per share (basic) from continued
operations (1)(2)	(1.06)	(6.56)	(5.48)	(5.40)	(10.80)

Net loss per share (diluted) from
continued operations (1)(2)	(1.06)	(6.56)	(5.48)	(5.40)	(10.80)

Net loss per share (basic) from
discontinued operations (1)(2)	--	--	--	--	(2.40)

Net loss per share (diluted) from
discontinued operations (1) (2)	--	--	--	--	(2.40)

Net loss per share (basic)(1)	(1.06)	(6.56)	(5.48)	(5.40)	(13.20)

Net loss per share (diluted)(1)	(1.06)	(6.56)	(5.48)	(5.40)	(13.20)

U.S. GAAP

Net loss under US GAAP	$(6,279,000)	$(5,006,000)	$(4,010,000)	$(3,578,000)	$(8,753,000)

Net loss per share (basic) (1)	(1.10)	(6.46)	(5.97)	(5.40)	(13.10)

Net loss per share (diluted) (1)	(1.10)	(6.46)	(5.97)	(5.40)	(13.10)

_______________
(1)

Based on weighted average shares outstanding. For accounting purposes, there were 6,864,352 shares of our common stock outstanding as of December 31, 2005 (not including 37,300 shares owned by us, as previously acquired under normal course issuer bids).

(2)

During the year ended December 31, 2001, our wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation (“CC Beverage”), entered into agreements to sell certain of its business assets (see “Item 4. Information on the Company – History and Development of the Company”). The divestiture related to two business segments: its home and office five- gallon water business (which sale was completed in April 2001) and its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). For reporting purposes, the results and the assets and liabilities of these two business segments have been presented as “discontinued operations”, and our other operations re shown as “continuing operations.” Accordingly, prior year figures have been restated to reflect this change.

Balance Sheet Data:

		As of December 31,
(in U.S. dollars, except number of shares)	2005	2004	2003	2002	2001

Canadian GAAP

Total assets	$6,259,000	$4,181,000	$7,356,000	$10,647,000	$17,018,000

Short-term liabilities	3,025,000	5,739,000	4,432,000	4,812,000	5,477,000

Long-term liabilities	1,501,000	1,957,000	1,799,000	1,112,000	3,252,000

Shareholders’ Equity:

Shareholders’ Equity (Deficit)	1,724,000	(3,515,000)	1,125,000	4,723,000	8,289,000

Capital Stock	70,922,000	59,627,000	58,757,000	58,678,000	58,631,000

Number of shares issued (1)	6,901,652	1,033,868	716,868	704,368	701,368

Number of shares outstanding (1)	6,864,352	996,568	679,568	667,068	664,068

Cash dividends declared per share	--	--	--	--	--

U.S. GAAP

Total assets	6,453,000	4,195,000	7,356,000	10,647,000	16,945,000

Short-term liabilities	3,025,000	5,739,000	4,432,000	4,524,000	5,477,000

Long term liabilities	1,501,000	1,878,000	1,786,000	1,112,000	3,252,000

Shareholders’ Equity (Deficit):

Net Equity (Deficit)	1,918,000	(3,422,000)	1,138,000	5,011,000	8,216,000

Capital Stock	71,206,000	59,911,000	59,041,000	58,940,000	58,606,000

Currency Translations

Effective December 31, 1997, we adopted the U.S. dollar as our reporting currency. The assets and liabilities of our Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. All references in this Annual Report, including our financial statements, to “dollars” or “$” are expressed in U.S. dollars, unless otherwise indicated.

The following table sets out the exchange rates for the conversion of one Canadian dollar into U.S. dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2005	2004	2003	2002	2001
End ($)	0.8577	0.8308	0.7738	0.6331	0.6279
Average ($)	0.8255	0.7683	0.7135	0.6368	0.6458
High ($)	0.8751	0.8493	0.7738	0.6618	0.6694
Low ($)	0.7853	0.7159	0.6349	0.6199	0.6242

The following table sets forth the high and low exchange rates for the conversion of one Canadian dollar into U.S. dollars for each of the last 6 months.

	Thru	May	April	March	February	January
	June 15, 2006	2006	2006	2006	2006	2006

High for the month ($)	0.8977	0.8983	0.8714	0.8615	0.8680	0.8605

Low for the month ($)	0.9045	0.9045	0.8762	0.8661	0.8725	0.8668

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on June 15, 2006 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $0.8947 ($1.00 = Cdn$1.1177) .

B.          Capitalization and Indebtedness

Not Applicable.

C.          Reasons for the Offer and Use of Proceeds

Not Applicable.

D.          Risk Factors

Our business is subject to a number of risks. These risks could cause actual results to differ materially from results projected in any forward-looking statement in this report. These risks should be carefully considered because such factors may have a significant impact on our business, operating results and financial condition. The following factors contain certain forward-looking statements involving risks and uncertainties. Our actual results may differ materially from the results anticipated in these forward-looking statements.

Risks Related to Our Business

There is a risk to our operating as a going-concern. If we cannot fund our operations from revenues or financing efforts, we may have to change our business plan, significantly reduce or suspend our operations, sell or merge our business.

Our financial statements have been prepared on the assumption that we are a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business; however, certain events and conditions cast substantial doubt on this assumption. We had a loss of $6,069,000 for the year ended December 31, 2005 and had a working capital deficit of $446,000, an accumulated deficit of $68,269,000 and a shareholders’ equity of $1,724,000 at year-end. For the year ended December 31, 2004, we also had a loss of $5,086,000 and had a working capital deficit of $4,370,000, an accumulated deficit of $61,889,000 and a shareholders’ deficiency of $3,515,000. Operations for the years ended December 31, 2005 and December 31, 2004 have been funded primarily from the issuance of capital stock and the continued support of creditors.

Management has continued to take steps to try to improve our financial results and cash flows. These steps include relinquishing our right to take water from a well site in Innisfill, Ontario and the sale of certain of our equipment at the well site for a total price of Cnd$400,000. Additionally, we completed a corporate restructuring and raised approximately $6.5 million of equity financing to fund working capital requirements (see “Item 4. Information on the Company – Corporate Restructuring”). Nonetheless, we may need to seek additional sources of debt and/or equity financing in the future to fund its operations and working capital requirements.

The financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

We have a history of operating losses which are likely to continue unless we significantly increase sales volume and maintain fixed and variable costs.

We incurred net losses of $6,069,000 (including a writedown of property, plant and equipment of $382,000) during the year ended December 31, 2005 compared to net loss during the year ended December 31, 2004 of $5,086,000 (including a writedown of property, plant and equipment of $721,000 and distribution rights of $1,536,000), and net loss of $3,713,000 during the year ended December 31, 2003 (including write down of property, plant and equipment of $272,000 and distribution rights of $500,000). Operating losses (gross profit less selling, general and administrative expenses) were $2,800,000 during the year ended December 31, 2005 compared to $2,049,000 during the year ended December 31, 2004, and $2,244,000 during the year ended December 31, 2003. We may incur additional losses during the year ending December 31, 2006. We believe that to operate at a profit we must significantly increase the sales volume for our products, achieve and maintain efficiencies in operations, maintain fixed costs at or near current levels and avoid significant increases in variable costs relating to production, marketing and distribution. Our ability to significantly increase sales from current levels will depend primarily on success in maintaining and/or increasing market share and availability for our Clearly Canadian® sparkling flavoured water and expanding distribution of our other beverage product lines into new geographic distribution areas, particularly in the United States and Canada. Our ability to successfully enter new distribution areas will, in turn, depend on various factors, many of which are beyond our control, including, but not limited to, the continued demand for our current brands and products in target markets, the ability to price our products at levels competitive with competing products, the ability to establish and maintain relationships with distributors in each geographic area of distribution and the ability in the future to create, develop and successfully introduce new brands and products.

We have experienced a trend of declining revenue and may never be profitable.

We have experienced a declining revenue trend since 1998 and earlier. During the year ended December 31, 2005, we had sales revenues of $9,141,000, compared to revenues of $11,586,000 in 2004, $13,270,000 in 2003, $20,205,000 in 2002, $23,257,000 in 2001 and $23,247,000 in 2000. This declining revenue trend occurred while the industry for the new age beverage category, according to Beverage Marketing Corporation of New York, has grown in market size in the United States from $3.8 billion in wholesale dollar sales in 1992 to $14.7 billion in 2003 (on volumes of 4.6 billion gallons). Competition has intensified in the new age beverage category and we compete for market share against some companies with substantially greater marketing, personnel, distribution and production resources. In an effort to compete over the past five years, we spent substantial resources marketing and repositioning our Clearly Canadian® sparkling flavoured water brand and introducing new brands, including Clearly Canadian O+2®, Tré Limone® and Reebok Fitness Water beverage products. Despite such marketing efforts, we had only limited success with the Tré Limone® and Reebok beverage products and we no longer market either of these products. We may not be successful in reversing the declining revenue trend, and we may not be able to generate sufficient revenues from sales to return to profitability.

Dependence on key management employees.

Our business is dependent upon the continued support of existing senior management, including our President, Brent Lokash. Mr. Lokash was appointed as our President on September 29, 2005 following the resignation of Douglas Mason as President, and he has been responsible for our business planning, corporate and brand initiatives and financings. The loss of Mr. Lokash, or any key members of our existing management, could adversely affect our business and prospects.

Our operations may be adversely affected by exchange controls, currency fluctuations, taxation laws and other laws or policies of Canada, the United States or other countries.

Our operations are carried out primarily in Canada and in the U.S., with less significant operations in other countries. Such operations and the associated capital investments could be adversely affected by exchange controls, currency fluctuations, taxation laws and other laws or policies of Canada, the United States and other countries affecting foreign trade, investment and taxation, which, in turn, could affect our current or future foreign operations.

Our future operating results are subject to a number of uncertainties.

Our future operating results are subject to a number of uncertainties, including our ability to market our beverage products and to develop and introduce new products, our ability to penetrate new markets, the marketing efforts of distributors and retailers of our products, most of which also distribute or sell products that are competitive with our products, the number, quantity and marketing forces behind products introduced by competitors and laws and regulations and any changes thereto, especially those that may affect the way in which our products are marketed and produced, as well as laws or regulations that are enforceable by such regulatory authorities as the Food and Drug Administration.

Enforcement of Civil Liabilities.

As Canadian citizens and residents, our directors and officers may not subject themselves to U.S. legal proceedings so that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., Clearly Canadian and its insiders may have defences available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. Our management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Our results of operations have fluctuated and are likely to continue to fluctuate.

Our results of operations have fluctuated in the past and are likely to continue to fluctuate from period to period depending on a number of factors, including the timing and receipt of significant product orders, increased cost in the completion of product orders, increased competition, regulatory and other developments in our markets, changes in the demand for our products, the cancellation of product orders, difficulties in collection of receivables, the timing of new product introductions, changes in pricing policies by us and our competitors, delays in the introduction of products by us, expenses associated with the acquisition of production resources and raw materials from third parties, the mix of sales of our products, seasonality of customer purchases, personnel changes, political and economic uncertainty, the mix of international and North American revenue, tax policies, foreign currency exchange rates and general economic and political conditions.

We believe that economic developments and trends have adversely affected and may continue to affect levels of consumer spending in the markets that we serve. We believe that these and other factors have adversely affected demand for our products. While we believe that economic conditions in certain of our markets show signs of improvement, we also believe that economic conditions and general trends are likely to continue to affect demand for premium priced beverage products such as we produce and sell. Such factors may also increase the amount of doubtful accounts or adversely affect the likelihood of collection of such accounts with third parties, such as distributors and retailers, to whom we sells products.

Because we are unable to forecast with certainty the receipt of orders for products and our expense levels are relatively fixed and are based, in part, upon our expectation of future revenue, if revenue levels fall below expectations, operating results are likely to be adversely affected. As a result, net income may be disproportionately affected because a relatively small amount of our expenses vary with our revenue.

Based on all of the foregoing factors, we believe that our quarterly and annual revenue, direct expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of the results of operations may not necessarily be meaningful and that such comparisons should not be relied upon as an indication of future performance.

Our intellectual property rights are critical to its success, and the loss of such rights could materially and adversely affect our business.

We regard our trademarks, trade dress, copyrights, trade secrets and similar intellectual property as critical to our success and we attempt to protect such property with registered and common law trademarks and copyrights, restrictions on disclosure and other actions to forestall infringement. We rely on a combination of trademark and trade secrecy laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. In the past, we have licensed elements of our distinctive trademarks, trade dress and similar proprietary rights to third parties, and we anticipate that we may license such elements in the future as well. While we attempt to ensure that the quality of our brand is maintained by such licensees, no assurances can be given that such licensees will not take actions that might materially and adversely affect the value of our proprietary rights or the reputation of our products, either of which could have a material adverse effect on our business. Furthermore, there can be no assurance that third parties will not infringe or misappropriate our trademarks, trade dress and similar proprietary rights. Despite our precautions, some or all of the trade secrets and other know-how that we consider proprietary could be independently developed, could otherwise become known by others or could be deemed to be in the public domain. If we lose some or all of our intellectual property rights, our business may be materially and adversely affected.

Increases in the cost of packaging and raw materials could reduce profits.

We spend significant amounts on packaging for our products. We consider packaging to be an important component in the sale of our products. Packaging has been very important to our success and helps to distinguish our products from those of our competitors. We purchase our primary packaging supplies, including bottles, caps, preforms, labels and trays from outside vendors. In addition, we purchase a significant portion of the ingredients needed to produce our products, including sweeteners and carbon dioxide, from outside vendors. We rely on our ongoing relationships with key suppliers to support our operations. If the cost of our packaging or raw materials increases significantly, the total cost of our products would increase significantly, which could adversely affect the sales of our products, as well as our financial performance.

We have made estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our financial statements.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our financial statements in conformity with Canadian GAAP. Actual results could differ significantly from anticipated results should such estimates and/or assumptions prove to be materially incorrect or inaccurate. We believe that the information herein (see “Item 5. Operating and Financial Review and Prospects – Application of Critical Accounting Policies” and “Note 2” to financial statements) addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and beyond our control.

Our directors, officers, promoters and other members of management may serve as directors, officers, promoters and other members of management of other companies, therefore it is possible that a conflict of interest may arise.

Certain of our directors, officers, and other members of management, including Brent Lokash, Matthew J. Hoogendoorn, Andrew Strang, David Parkes, Cameron Strang and Marco Markin, presently serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of Clearly Canadian and their duties as a director, officer, promoter or member of management of such other companies.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Risks Related to Our Industry

Our industry is very competitive and we may not be able to achieve long term successes.

Our products compete with a number of established brands and new products that target the same market as we do. We compete against major manufacturers of both traditional and new age beverages (See “Item 4. Information on the Company – Products”), many with substantially greater marketing, cash, distribution, production, technical and other resources than us. Although the size of the new age beverage market has grown, the competition and number of brands has also increased. There can be no assurance that future growth of the new age beverage market will result in increased demand for our products. Our market distribution and penetration may be limited as competition increases. Based on industry information, the product lifecycle for beverage brands and products may be limited to a few years in a geographic distribution area before consumers’ taste preferences change. The development of new products requires a significant investment of capital and there can be no assurance that such new products, when introduced, will be accepted by consumers. Our current products are in varying stages of their lifecycles. We expect that these lifecycles will vary from product to product, and there can be no assurance that such products will either become or remain profitable for us. A failure or inability to introduce new brands, products or product extensions into the marketplace as existing products mature would likely prevent us from achieving long-term profitability.

We are dependent on the distribution services of independent distributors in order to distribute and sell its beverage products to retailers and consumers.

We rely, to a significant extent, on the distribution services of independent distributors in order to distribute and sell our beverage products to retailers and consumers. Over recent years, we have observed an increased consolidation of distribution services within the new age beverage industry. Traditional soft drink companies, which also own or operate distribution companies that provide distribution services to new age beverage companies, have acquired or developed new age beverage products. As a result of these developments, distribution companies that previously operated independently from the traditional soft drink companies are less willing to distribute and sell other companies’ new age beverage products, especially if such products compete with the products that the traditional soft drink companies now have within their portfolio of beverages. In view of these developments, we have attempted to align ourselves with distribution companies that are not restricting their distribution services to beverage products which they own or are otherwise connected with.

Our industry is very regulated and we must be in compliance with current and changing rules and regulations.

The production and marketing of our beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial condition and operations. Similarly, any adverse publicity associated with any non-compliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we cannot anticipate whether and to what degree changes in these rules and regulations will impact our business.

We may be unable to maintain our market share and as a result our financial performance may suffer.

The beverage consumption trends of consumers are subject to constant change, whether due to taste, price, marketing, competitive factors, social trends or fads or other factors, many of which are beyond our ability to reasonably predict or control. There is no assurance that consumers will continue to purchase our products in the future. Additionally, many of our products are marketed as premium products and are sold at premium prices. Consumers may perceive the pricing of our products as not affordable. To maintain market share, we need to anticipate and respond to changing consumer preferences, and we may also have to reduce profit margins which would adversely affect our prospects and results of operations. If we are unable to adequately respond to changing consumer preferences, our market share will decline, our revenues will decline and our financial condition will be adversely affected.

The beverage industry is subject to seasonal variations in demand.

Sales of beverage products are subject to seasonal variations in demand. For example, consumers in North America typically consume fewer beverage products in the late fall, winter and early spring months. As a result, our sales and results of operations vary seasonally and such variations may be significant.

Risks Related to our Capital Stock

BG Capital Group beneficially owns a majority of the voting power and effectively controls our company, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

BG Capital Group Ltd. is the holder of 2,000,000 (100% of class) of our Class B Preferred shares, and as of June 15, 2006, beneficially owned approximately 57% of our outstanding voting power. Accordingly, this single shareholder can influence the outcome of shareholder votes, involving the election of directors, the adoption or amendment of provisions in our articles of association and the approval of mergers or other similar transactions, such as a sale of substantially all of our assets. Such control by BG Capital could have the effect of delaying, deferring or preventing a change in control of our company.

In addition, we have a shareholders’ rights plan and super majority approval requirements, each of which may prevent or delay a change of control.

Future financings and exercise of the outstanding options and warrants could result in significant dilution to our shareholders.

During 2006 we completed several private placements, resulting in the issuance of common and preferred shares and common share warrants. Additionally, we may need to seek additional sources of debt or equity financings in the future to fund our operations and working capital requirements. As we issue stock or convertible securities in the future, including for any future financing, those issuances would also dilute our shareholders. If additional funds are raised through the issuance of equity or convertible debt securities, the newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. Furthermore, if additional shares are issued or if we acquire other businesses through the sale of equity securities, our shareholders’ will be diluted.

In addition, we have reserved, in aggregate, 1,750,000 common shares for issuance upon exercise of options under our 2005 Stock Option Plan, and 10,000,000 common shares for issuance upon exercise of options or other stock-based awards under our 2006 Equity Incentive Plan. As of June 15, 2006, we had granted options exercisable to acquire up to 2,192,342 common shares under these plans at exercise prices ranging from $1.00 to $12.26 per share. As of June 15, 2006, there are outstanding warrants to purchase up to 5,211,525 shares at exercise prices ranging from $1.25 to $2.25 per share. The issuance of shares under either of our stock plans or upon exercise of any of the outstanding stock purchase warrants will also dilute our shareholders.

Our shares have experienced significant price volatility and continued volatility may adversely affect the price of our common shares.

Our common share price has experienced significant price volatility, with trading prices on the OTC Bulletin Board ranging from $0.45 (high) to $0.16 (low) during the year ended December 31, 2004, from $2.50 (high) to $1.10 (low) during the year ended December 31, 2005, and from $3.95 (high) to $2.11 (low) during the period from January 1, 2006 to June 20, 2006. There are many reasons for fluctuations in trading, including announcements of developments related to our business, fluctuations in operating results, failure to meet investor expectations, general conditions in the beverage industry and the worldwide economy, announcements of innovations, new products or product enhancements by us or our competitors, acquisitions and divestitures, changes in governmental regulations, developments in licensing arrangements and changes in relationships with trade partners and suppliers. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of our common shares.

Trading on the OTC Bulletin Board may be volatile and sporadic, which could depress the market price of the common stock and make it difficult for shareholders to resell their shares.

Our common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like Amex. Accordingly, an investor in our common stock may have difficulty reselling his or her shares.

Because our common stock is considered a “penny stock,” our shareholders’ ability to sell or buy shares in the secondary trading market may be limited.

Our common stock is subject to certain rules and regulations relating to “penny stock.” A “penny stock” is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the NASDAQ Stock Market or a national securities exchange. Being a penny stock generally means that any broker who wants to trade in our shares (other than with established clients and certain institutional investors) must comply with certain “sales practice requirements,” including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a “penny stock,” which steps include:

  obtaining financial and investment information from the investor;
  obtaining a written suitability questionnaire and purchase agreement signed by the investor; and
  providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock, and as a practical matter, these requirements may mean that brokers are less likely to make recommendations on our shares to its general clients.

As a result, for as long as our common stock is subject to these penny stock rules, our shareholders may have difficulty in selling their shares in the secondary trading market. In addition, prices for shares of our common stock may be lower than might otherwise prevail if our common stock were quoted on the NASDAQ Stock Market or traded on a national securities exchange, like The New York Stock Exchange or American Stock Exchange. This lack of liquidity may also make it more difficult for us to raise capital in the future through the sale of equity securities.

ITEM 4.          INFORMATION ON THE COMPANY

A.          History and Development of the Company

Name and Incorporation

Clearly Canadian Beverage Corporation was incorporated under the Company Act (British Columbia) by registration of its memorandum and articles under the name of Cambridge Development Corporation on March 18, 1981. We subsequently changed our name to Bridgewest Development Corporation on October 28, 1983, to BDC Industries Corp. on November 15, 1984 and to The Jolt Beverage Company, Ltd. on September 3, 1986. On December 14, 1987, The Jolt Beverage Company, Ltd. amalgamated with Interbev Packaging Corp. and Brewmaster Systems Ltd. and on May 13, 1988 we changed our name to The International Beverage Corporation. We adopted our current name on May 14, 1990. We are now governed by the Business Corporations Act (British Columbia).

Our corporate head office is presently located at 2267 10th Avenue W., Vancouver, British Columbia V6K 2J1 (telephone no: (604) 742-5300) and our registered and records offices are located at 1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. We do not have an agent in the U.S.

Subsidiaries

We have three wholly-owned subsidiaries: (i) CC Beverage (U.S.) Corporation; (ii) Clearly Canadian Beverage (International) Corporation; and (iii) Blue Mountain Springs Ltd. During fiscal 2005, we dissolved our former subsidiary, 542674 Alberta Ltd.

CC Beverage (U.S.) Corporation (“CC Beverage”) handles our operational business in the United States, which includes the distribution and sale of Clearly Canadian® beverages. CC Beverage is a Washington corporation that was formed on December 31, 1998 through the merger of our two U.S. subsidiaries, Clearly Canadian Beverage (U.S.) Corporation (a Wyoming corporation established in 1994) and Cascade Clear Water Co. (a Washington corporation established in 1990). Cascade Clear Water Co. was formed through the merger on January 29, 1998 of Clearly Acquisition Corp. (a wholly-owned Washington subsidiary) and Cascade Clear Water Co., an existing Washington corporation.

Clearly Canadian Beverage (International) Corporation (“Clearly International”) was incorporated on April 7, 1987 pursuant to the laws of Barbados. In 1988, Clearly International acquired the distribution rights for our beverage products for all countries other than Canada, the United States and the Caribbean. In 1999, Clearly International assigned certain of its international distribution rights and responsibilities to CC Beverage.

Blue Mountain Springs Ltd., which we acquired on September 24, 1996, owns certain property interests in Ontario which may be a potential future source of water for our products.

Private Placements and Corporate Restructuring

During fiscal year 2005, we entered into an agreement with BG Capital Group Ltd. (“BG Capital”) whereby BG Capital agreed to facilitate certain financings necessary for us to continue and expand our business, as well as to provide management support and assist in implementing changes to our corporate organization and operation with the objective of providing us with the opportunity to grow and succeed in the future.

The following is a summary of the private placement financings and related corporate restructuring implemented during fiscal 2005:

  On February 9, 2005, we entered into a loan agreement and demand note with BG Capital Group Ltd., pursuant to which BG Capital Group Ltd. loaned $1 million to us. The loan bore interest at a rate of 10% per annum and was due and payable within 90 days, upon demand.

  On April 1, 2005, we entered into a consulting agreement with BG Capital Group Ltd., pursuant to which BG Capital Group Ltd. agreed to provide to us certain consulting services, including assistance with accounting, financing and cash flow management as well as advice relating to our corporate restructuring, future financing requirements and on-going strategic planning. In consideration for such services, we agreed to pay to BG Capital Group Ltd. 10,000 shares of our common stock, payable monthly in arrears, at a deemed price of $1.00 per share with a 90 day termination clause. This contract was terminated on March 15, 2006 with a total of 140,000 common shares owing under the contract to BG Capital for services rendered pursuant to the agreement.

  On May 2, 2005, following approval by our shareholders at the Annual and Special General Meeting held on April 29, 2005, we effected a 1:10 reverse stock split on our issued and outstanding common stock, and as a result of the reverse split, 10,430,682 issued and outstanding common shares were consolidated into 1,043,068 post-reverse split common shares. Effective May 5, 2005, our common shares began trading on the OTCBB on a post-reverse-split basis under the new trading symbol “CCBEF.”

  Also on May 2, 2005, following approval by our shareholders at the Annual and Special General Meeting held on April 29, 2005, we (a) increased the number of authorized shares of common stock from 200,000,000 common shares, without par value, to an unlimited number of common shares, without par value, (b) cancelled our 10,000,000 preferred shares with a par value of $1.00 per share (of which no preferred shares were issued and outstanding), (c) created 2,000,000 Class A Preferred shares and 2,000,000 Class B Preferred shares.

  On May 5, 2005, BG Capital Group Ltd. converted its $1 million loan into 1,000,000 Class A Preferred shares at a price of $1.00 per share, and concurrently we sold to BG Capital Group Ltd. an additional 1,000,000 Class A Preferred shares at a purchase price of $1.00 per share. Also on May 5, 2005, we decreased the size of the Board of Directors from eight to five directors, and three nominees of BG Capital Group Ltd., Marco Markin, Brent Lokash and Cameron Strang, were appointed to the Board.

  On May 16, 2005, we completed a brokered private placement of 1,010,000 common shares at a price of $1.00 per share with Standard Securities Capital Corporation, for gross proceeds of $1,010,000. We also completed a non-brokered private placement of 2,065,000 common shares, for gross proceeds of $2,065,000. The non-brokered private placement was completed in two issuances, with the first issuance of 1,250,000 shares on May 16, 2005 and the second issuance of 815,000 shares on May 25, 2005, all such shares were issued at a price of $1.00 per share.

  On May 24, 2005, we issued 207,506 common shares to BG Capital Group Ltd. in respect of dividends payable on the Class A and the Class B Preferred Shares. Also, on May 24, 2005, we issued 450,000 shares to BG Capital Group Ltd. as a finder’s fee in connection with our recently completed private placements.

  On May 24, 2005, BG Capital Group Ltd. exchanged its 2,000,000 Class A Preferred shares for 2,000,000 Class B Preferred shares. The Class B Preferred shares are convertible, in whole but not in part, into such number of our common shares as would equal 50% of the number of our fully diluted common shares immediately prior to such conversion.

  On May 27, 2005, we completed an additional non-brokered private placement pursuant to which we issued 635,953 common shares at $1.00 per share, for gross proceeds of $635,953. Directors, officers, and employees of our company subscribed for 585,953 shares. Prior to this additional financing, we redeemed all of the outstanding convertible debentures and debenture holders who held a majority of the debentures reinvested their debenture redemption proceeds in this private placement.

  On November 23, 2005, we entered into an amendment of the loan agreement with Global (GMPC) Holdings Inc., pursuant to which Global (GMPC) Holdings Inc. agreed to extend the maturity date of the loan to May 2, 2006. Global (GMPC) Holdings Inc. also agreed to convert Cdn$500,000 of the principal amount of the loan into our common shares at a conversion price of US$2.00 per share. The remaining Cdn$500,000 of the principal amount is convertible at US$2.00 per share at the option of Global (GMPC) Holdings Ltd. As consideration for the amendment, we issued 75,000 shares of our common stock to Global (GMPC) Holdings Inc. Global (GMPC) Holdings Inc. agreed that no interest will be payable on the remaining principal amount of the loan.

  On December 28, 2005, we completed a non-brokered private placement of units with four investors, BG Capital Group Ltd., Douglas L. Mason, a director, Brent Lokash, our President and a director, and Gladys Jenks, for an aggregate purchase price of $1 million. The private placement units consisted of an aggregate of 800,000 shares of our common stock, 5,000,000 Series A share purchase warrants, 5,000,000 Series B share purchase warrants, 5,000,000 Series C share purchase warrants and 5,000,000 Series D share purchase warrants.

Subsequent to the end of fiscal 2005, through June 15, 2006, we completed additional restructurings and private placements, as follows:

  On February 1, 2006, our Board of Directors adopted the 2006 Equity Incentive Plan, providing for the grant of up to 10,000,000 common stock based awards.

  On February 27, 2006, we issued 100,000 common shares to Global (GMPC) Holdings Inc. upon conversion of Cdn$222,570 of the principal remaining of its loan to us.

  On March 16, 2006, we held a special general meeting of shareholders, at which the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple

  Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. To date no Variable Multiple Voting Shares have been issued. See “Item 10. Additional Information – Memorandum and Articles of Association” below.

  On May 30, 2006, we announced the completion of a series of non-brokered private placements for a total sale of 1,312,500 common shares for an aggregate purchase price of $2,625,000. In connection with the financing, we are paying finders’ fees by issuing warrants, vesting immediately and expiring in one year, to purchase 91,525 common shares at a purchase price of $2.25 per share and paying cash of $313,800, of which $130,750 is being paid to BG Capital Group Ltd., our controlling shareholder. BG Capital is entitled to return its portion of the finder’s fee to us, within one year, in return for being issued an equivalent amount in common shares based on a price of $2.00 per share. As a condition of the financing, the participants in the $1,000,000 private placement which we completed in December 2005 have agreed to surrender all but 4,120,000 warrants of their 20,000,000 warrants issued with that private placement.

  On June 7, 2006, we relinquished our right to take water from the Thornton well site in Innisfill and sold our water equipment and storage tanks at the Thornton well site for Cdn$400,000.

Capital Expenditures

A discussion of our principal capital expenditures over the last three years may be found under “Results of Operations” and under “Cash used in Investing Activities” in Item 5. A description of the principal capital expenditures currently in progress or planned for the coming year may be found in “Item 4. Information on the Company – Business Overview” below in this Annual Report.

B.          Business Overview

We are in the business of producing, distributing and marketing premium alternative beverages and products, Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage. All of our products are distributed in the United States and Canada and certain of our products are distributed in the Caribbean, Turkey, Korea, Indonesia, and other countries. During the 2005 fiscal year, the largest markets for our products were the United States (approximately 78% of total sales), Canada (approximately 18% of total sales) and International (4%).

Our products are considered “new age” beverages, a category which became identifiable in the mid-1980’s. New age beverages are distinguishable from traditional soft drinks in that they generally contain natural ingredients, less sugar, and less or no carbonation. New age beverages are traditionally seen as healthful, premium-priced, distinctively packaged and distributed primarily through cold channels represented by convenience stores, delis and specialty stores. The new age beverage category is now generally recognized in the beverage industry to include the following sixteen beverage market segments: “retail PET waters”, “enhanced waters”, “premium soda”, “nutrient-enhanced fruit drinks”, “fresh packaged juices”, “smoothies”, “regular single-serve fruit beverages”, “sparkling waters”, “sports beverages”, “ready-to-drink coffees”, “regular ready-to-drink teas”, “energy drinks”, “vegetable/fruit juice blends”, “nutrient-enhanced dairy products”, “nutrient-enhanced teas” and “shelf-stable dairy drinks”. “PET” is short for polyethylene terephthalate and is often interchangeably used with the term plastic.

Over the last three financial years, we have focused on creating new premium beverage brands, developing product extensions and reformulations for existing brands and strengthening the distribution network for our products. In so doing, we have attempted to expand the availability of our existing products and to diversify our new age beverage product line offerings.

Since our acquisition of CC Beverage (U.S.) Corporation in January 1998 and through the end of fiscal 2005, we have not effected any significant acquisitions. Rather, during this period, we focussed on a variety of brand development and product licensing initiatives.

During 1999 and 2000 we redesigned and relaunched our principal beverage product line (Clearly Canadian® sparkling flavoured water) and, as a result, acquired new retail listings for the product line. During the last five fiscal years, we developed and launched two new beverage product lines, Clearly Canadian O+2® in 1998 and Tré Limone® in 2000 (which has subsequently been discontinued). We also conducted product development work with Reebok International Ltd., which resulted in a license agreement in February 2001. Under this license agreement, we manufactured, marketed and distributed certain Reebok branded beverage products until December 31, 2003. The license agreement terminated due to our inability to meet the minimum net sales requirements for 2003. As a result, we are considering developing our own line of fitness water beverage products and/or formulating such a product line for other potential customers.

Most recently, in April 2006, we redesigned and relaunched our principal beverage product line (Clearly Canadian® sparkling flavoured water). These changes included a refreshing new package design that trades on the brand’s established history and reformulated flavours that include the brand’s original, full flavours. In addition, we introduced new flavours with zero calories and zero carbohydrates.

Our Proprietary Products

Currently, we produce, distribute and market two different beverage products: Clearly Canadian® Flavoured Sparkling Water and Clearly Canadian O+2®.

Clearly Canadian® Flavoured Sparkling Water

In 1988, we introduced our flavoured sparkling water to the beverage marketplace. This product line, which is referred to as our “core brand”, competes in the “premium soda” segment of the new age beverage market as a premium brand product with distinctive flavours and packaging. A premium soda is a carbonated beverage containing a sugar concentrate base, which often carries a unique and sophisticated imagery and a premium price tag. This segment also includes all natural sodas, which, for the most part, contain all natural ingredients, including no artificial colors, flavours or preservatives. We currently offer six natural fruit flavoured sparkling beverages: Blackberry, Cherry, Strawberry, Raspberry, Blueberry, and Pink Grapefruit. The former two flavours have zero calories. We have developed and own the formulae for our flavourings. The flavours for these products are produced under contract by concentrate suppliers. .This product line is available in a proprietary 414 ml (14 fl. oz. serving), approximately one-half the carbohydrates (approximately 10 grams per 8 fl. oz. serving) with no preservatives and without compromising the products’ premium taste profile. This product line is available in 414 ml (14 fl. oz.) glass bottles with shrink-sleeve labels that are in vivid colors in abstract patterns and cover the entire bottle) glass bottle embossed with maple leafs and wrapped with clear labels that vividly depict that fruit flavours of each product offering

In 2005, our marketing and selling efforts were focused on achieving meaningful distribution and availability improvements in certain key markets. In July 2005, we concluded negotiations with The Dr. Pepper Bottling Company to contractually secure the distribution support of the largest operator in the Dr. Pepper/Seven Up Bottling Group network. In addition to more favorable commercial terms, the new relationship architecture means that our products are now distributed by America’s third largest soft drink bottler and marketer in every major market they operate in. Major U.S. cities, including Los Angeles, San Diego, Las Vegas, Chicago, Columbus, San Antonio, Houston, Dallas, Cincinnati, Minneapolis/St. Paul and St. Louis, are all serviced by this single distributor.

In 2005 and 2004, sales of our flavoured sparkling water products represented approximately 77% and 73%, respectively, of our total product revenues.

Clearly Canadian O+2®

In 1998, we developed a new oxygen enhanced beverage called “Clearly Canadian O+2®” which we launched and marketed in the United States and Canada. In its unflavoured form, Clearly Canadian O+2® is produced with up to ten times the normal concentration of oxygen naturally found in water. Additionally, Clearly Canadian O+2® also comes in two flavours (Fruit-Citrus and Berry-Citrus) which are produced with up to five times the normal concentration of oxygen. Clearly Canadian O+2® features an innovative, sleek, blue bottle, which is designed to prolong the retention of oxygen levels. This product line has been designed to compete in the “single-serve water” and “sports beverages” segments and the new enhanced water sub-segment of the new age beverage category.

Prior Proprietary Products

During the prior three fiscal years, we manufactured and sold other beverage products, as described below.

Tré Limone®

In 1999, we developed a new product line for the North American market. The product, Tré Limone®, is a dry, sparkling lemon-ginger drink and was launched on a roll-out basis in 2000. This product line was discontinued in 2004.

Reebok Fitness Water Beverages

We conducted product development work with Reebok International Ltd., where, in February 2001, we entered into a license agreement with Reebok International Ltd. Under this license agreement, we manufactured, marketed and distributed certain Reebok International Ltd. branded beverage products. The license agreement was terminated on December 31, 2003, due to our inability to meet certain minimum net sales requirements for 2003. In 2004 and 2003, the sales of Reebok International Ltd. branded beverage products represented approximately 2.3% and 10.4%, respectively, of our total product sales revenues. We no longer market or distribute Reebok International Ltd. branded beverage products.

Cascade ClearTM Bottled Water

In February 2002, our subsidiary, CC Beverage, concluded the sale of certain production facility assets to Advanced H2O, Inc. (“AH2O”) of Bellevue, Washington. (See “Business of the Company”). As part of the sale to AH2O, CC Beverage sold its “Cascade Clear” bottled water business for an aggregate of $2 million, which purchase price is being paid to CC beverage as a royalty based on a percentage of the gross sales earned by AH2O over time, subject to a minimum payment of $100,000 per year. At the end of each year, AH2O had an option to not make the minimum payment, and if not paid, CC Beverage could elect to repurchase the Cascade Clear brand for $1.00. In January 2005, AH2O gave notice to CC Beverage that it would not be continuing with the Cascade Clear brand, and as a result, CC Beverage elected to re-acquire the brand for future business distribution and sale opportunities. Cascade Clear bottled water competes in the retail PET water sub-segment of the single-serve water segment of the new age beverage category, being non-sparkling water in 1.5 litres or less “PET bottles” (PET is short for polyethylene terephthalate and is often interchangeably used with the term plastic).

Other Sources of Revenue

Co-Packing Services

We currently bottle a private label bottled water, utilizing our licensed oxygenation technology, for a private label customer. For the 2005 and 2004 fiscal years, sales from this business represented approximately 23% and 0%, respectively, of our total revenues. During the first quarter of 2006, sales from this business represented approximately 35% of our total revenue. We anticipate that sales from this business will grow in the future and we are actively seeking expansion of this business though product line extensions.

Bulk Water

During fiscal 2005 and in prior years, from time to time and in a limited manner, we sold bulk water from our Thornton Well Site, which is described below.

Discontinued Operations

On February 22, 2002, our subsidiary, CC Beverage (U.S.) Corporation, concluded the sale of certain production facility assets and a bottling plant lease located in Burlington, Washington, and the sale of its “Cascade Clear” water business and its private label co-pack bottling business to Advanced H2O, Inc. of Bellevue, Washington. Advanced H2O, Inc. acquired CC Beverage (U.S.) Corporation’s production facility assets and bottling plant lease for a total of $4,348,600, which purchase price included $2,130,000 in cash, the assumption of long-term indebtedness of approximately $2,155,000 and the assumption of certain capital equipment leases of approximately $63,600. In addition to the purchase of the production facility and lease, Advanced H2O, Inc. purchased CC Beverage (U.S.) Corporation’s “Cascade Clear” water business for an aggregate of $2 million, which purchase price is payable to CC Beverage (U.S.) Corporation based on a percentage of the gross sales earned by Advanced H2O, Inc. over time, subject to a minimum payment of $100,000 per year commencing December 31, 2002. At the end of each year, Advanced H2O, Inc. had the option to refuse the minimum payment and, if not paid, CC Beverage (U.S.) Corporation could elect to repurchase the Cascade Clear brand for $1.00. In January, 2005, Advanced H20, Inc. gave notice to CC Beverage (U.S.) Corporation that it did not intend to continue with the Cascade Clear brand, and as a result, CC Beverage (U.S.) Corporation elected to re-acquire the brand for potential future business distribution and sales opportunities. Also, CC Beverage (U.S.) Corporation sold its private label co-pack (bottling) business to Advanced H2O, Inc. For such business Advanced H2O, Inc. pays CC Beverage (U.S.) Corporation a percentage of the gross profits received by Advanced H2O, Inc. from the private label business over a five year period ending December 31, 2006 (up to a maximum payment of $125,000 per year and a minimum payment of $62,500 per year). Additionally, Advanced H2O, Inc. agreed to provide CC Beverage (U.S.) Corporation with “at cost” co-packing (bottling) services for ten years (five year initial term and five year renewal term) for up to 1,500,000 cases per year of carbonated beverages and 250,000 cases per year of non-carbonated beverages. The proceeds from the sales of the various assets to Advanced H2O, Inc. were used for general working capital purposes, to reduce debt and to provide additional funding for the marketing and distribution of our beverages.

Seasonal Nature of the Business

Sales of our beverage products are subject to seasonal variations in demand. For example, consumers in North America typically consume fewer beverage products in the late fall, winter and early spring months. As a result, our results of operations vary seasonally and such variations may be significant.

Distribution and Sales

For most of our product lines, we distribute and sell through a network of authorized distributors and sub-distributors (our DSD System). Typically, we appoint distributors to distribute and sell our products within an assigned territory. Our distributors purchase finished goods from our company and are, in certain circumstances, subject to certain minimum sales performance and sales promotion requirements within their territories in order to maintain their distribution rights. In addition to the DSD System, we also sell some of our products on a direct sale basis to certain retailers and merchandisers.

With respect to product distribution in the United States and Canada, for our principal markets, we have distribution arrangements with the following major distributors:

  Seven-up/RC Bottling Company of Southern California (a wholly owned subsidiary of Dr Pepper Seven-up Bottling Group) provides distribution for the territories of Southern California, New Mexico, and Southern Nevada;
  Dr Pepper/Seven Up Bottling Group, Inc. of Dallas, Texas, distributes Clearly Canadian sparkling flavoured water in all of its distribution territories throughout the United States. This agreement provides for distribution of the Clearly Canadian brand in 22 States, including existing territories covered by Seven- Up/RC Bottling Company of Southern California, Inc. and the American Bottling Company, and the addition of Dr. Pepper Bottling Company of Texas for the States of Texas, Louisiana and Oklahoma;
  Southeast-Atlantic Beverage provides distribution for the states of Florida and Georgia;
  The American Bottling Company (a wholly owned subsidiary of Dr Pepper Seven-up Bottling Group) provides distribution in several states in the Mid-Western United States;

  Dr. Pepper/Seven Up Bottling Company of the West provides distribution in the Nevada counties of Lander, Eureka, White Pine, Elko Mineral, Lyon, Douglas, Storey, Washoe, Pershing, Churchill, Esmeralda, Humboldt, Carson City and part of Nye;
  Seven-Up/RC of Chico, a division of Dr. Pepper/Seven Up Bottling Company of the West, provides distribution in the California counties of Tehama, Glenn and Butte;
  Columbia Distributing Company and Walton Beverages provide distribution in the states of Oregon and Washington; and
  Acosta Canada provides a full range of distribution (brokerage), selling and marketing services throughout Canada.

In addition, we utilize a network of independent distributors that provide distribution services to certain regions or customers not serviced by the foregoing major distributors. New relationships and distribution arrangements are in various stages of negotiation.

With respect to product distribution in countries other than the U.S. and Canada, we have distribution arrangements with various distribution groups in the Caribbean, Turkey, Korea, Indonesia, and other countries. Sales to international distributors accounted for approximately 4% of total sales in 2005 and 5.7% of total sales in 2004.

Status of New Initiatives

Based on discussions with certain of our major distributors and retailers and from our own analysis, we intend to focus on a number of strategic initiatives, including:

  returning to the Clearly Canadian roots of innovation by creating new and exciting products in growth segments of the “new age” beverage industry such as premium water, enhanced waters and energy based beverage products;
  creating consumer awareness marketing campaigns for our Clearly Canadian® flavoured sparkling beverages which highlight our new package design, the return of our original flavours and the introduction of our new flavours with zero calories and zero carbohydrates;
  expanding on our private label water business by utilizing our technical and quality assurance expertise;
  entering into profitable alternatives to further utilize the Clearly Canadian brand name, including licensing opportunities that could increase exposure of the brand;
  reviewing and expanding our sales and distribution channels;
  acquiring niche companies in the “new age” beverage category that can utilize our existing infrastructure; and
  establishing charitable partnerships related to water issues.

We believe that we can utilize our expertise in developing innovate products such as Clearly Canadian® Flavoured Sparkling Water, Clearly Canadian O+2®, Orbitz® and Reebok Fitness Water Beverages to develop first-to-market products in the “new age” beverage category and we are currently in various stages of research and development of these type of products. All new products will be consumer tested before we launch selling and distribution efforts.

We anticipate that our new package designs and formulations for Clearly Canadian® flavoured sparkling beverages will be well received by the consuming public, including those who have enjoyed our products since our inception, those who enjoy full flavour, tasting beverages and from those more health conscious consumers that have a greater awareness of the health related issues associated with increased levels of caloric intake.

We also intend to introduce new marketing initiatives in the form of consumer awareness advertising campaigns and sampling campaigns that will enhance the recognition of our product in the marketplace. In conjunction with these initiatives, we will continue expanding the availability of our Clearly Canadian® flavoured sparkling beverages, focusing on the domestic markets in the United States and Canada. Our objective is to continue to build upon our distribution relationships in place during 2005 and to establish a more effective and focused national network of sales and distribution in both the United States and Canada. We intend to support these distribution systems in an effort to expand the availability of Clearly Canadian® flavoured sparkling beverages through the use of company-

staffed sales and distribution drives, regionally designed incentive programs, new point of sale materials and company-sponsored national account listings.

Strengthening our distribution network remains a key component in our goal to rebuild distribution of Clearly Canadian®. We will be reviewing all channels of distribution, including expanding our DSD partners, accessing broker-direct sales channels and accessing key direct selling channels such as club stores and mass merchandisers. Realizing sales in these significant trade channels is a natural progression of a “cold box” (store coolers) focused strategy. Additionally, as individual “cold box” distribution in existing and new distributors continues to improve, we anticipate a growing need to support such distribution in new convenience chains and in “warm” (store shelf) and multi-serve grocery distribution. It is normal practice for both national convenience and grocery chains to require us to pay listing or slotting fees prior to the introduction of new products to their shelves and we may engage in this practice in order to increase the availability of our product to consumers.

We also plan to continue in negotiations with various parties in relation to the development of additional co-packing opportunities in private label businesses and licensing opportunities in enhanced beverage manufacturing that utilize our technologies and expertise. We believe that additional business development relative to private label co-packing and licensed products should contribute incremental revenue and profitability for the future and we believe they will directly contribute to greater profitability on an on-going basis.

We intend to leverage our brand name in the beverage industry and leverage our infrastructure of operational, accounting, marketing and sales personnel to acquire niche companies with existing products that have smaller distribution and market penetration than our company. For example, there are many companies in the “new age” beverage that have exciting products but have limited resources to market their products or achieve distribution, or if they have these resources, they are not able to maintain a profitable business. We believe there is significant potential to acquire these types of companies, or the products they own, and through the economies of scale of our existing infrastructure, achieve a greater competitive advantage for their products.

Concerning our charitable initiatives, we intend to partner with Global Water, a U.S. based, non-profit organization committed to establishing safe water supplies in developing nations. Through corporate donations and upcoming fundraising events, we will finance and implement, along with Global Water, the creation of clean and safe drinking water systems in villages in Central America and South America. Our initial plans include funding Global Water to complete two water systems by the end of 2006, with the projects being in villages located in Guatemala and Nicaragua and having an approximate cost of US$20,000 per project. We have also set a target of “2010” - to complete, by the year 2010, 20 new water projects and bring safe water supplies to over 10,000 people who do not currently have access to this essential part of life.

Competition

Our products compete broadly with all beverages available to consumers. The beverage market is highly competitive, and includes international, national, regional and local producers and distributors, many of whom have greater financial, management and other resources than us.

Our direct competitors in the new age beverage market include but are not limited to:

  Cadbury Schweppes – purchased Snapple Beverage Group from Triarc Beverage Companies Inc. in September, 2000, producer of “Snapple”, “Mistic” and “Stewart’s Soda”;
  Coca-Cola Company – producer of “Fruitopia”, “Nestea”, “Powerade” and “Dasani”;
  PepsiCo – producer of “Lipton Teas”, “Acquafina”, “SoBe” (i.e. acquired by PepsiCo through an acquisition of a 90% interest in South Beach Beverages in January, 2001), and “Gatorade” (acquired by PepsiCo through merger with Quaker Oats which was approved in August, 2001);
  Nestlé Waters North America, Inc. – producer of “Perrier”, “Poland Springs”, “Arrowhead”, “Aberfoyle Springs” and other water beverages;
  Danone Waters of North America, Inc. – producer of “Evian” and “Dannon”;
  Hansen Natural Corp. – producer of Monster Energy, various natural sodas, smoothies, functional drinks, juices and iced teas;

  Ferolito, Vultaggio & Sons – producer of “Arizona Iced Teas”;
  Red Bull energy drink; and
  Glaceau – producer of vitamin water and fruit water.

While we believe that we compete favorably on factors such as quality, merchandising, range of flavours, brand name recognition and loyalty, the expansion of competitors in the new age beverage market, along with the expansion of our competitor’s products, many of whom have substantially greater marketing, cash, distribution, technical and other resources than we do, has resulted in our products having a decreased market share over the past several years, both in terms of product availability in stores and in terms of consumption by consumers. While we will continue to experience these increasing competitive pressures from both traditional and new age beverage companies, we believe that we can improve our market share in this competitive environment by implementing the initiatives described above.

Raw Materials, Suppliers and Sources of Water

We acquire the raw materials that we use in producing our finished products from a variety of suppliers. The pricing and availability of such raw materials is subject to change based on competitive conditions. However, in certain instances we secure the supply and pricing of some raw materials through contractual commitments.

Our bottles are supplied from one glass bottle manufacturer and two plastic (PET) bottle manufacturers. Based on our knowledge of the capacities of our suppliers, we expect to have a sufficient supply of bottles to enable us to meet our anticipated future requirements.

We use contract bottling facilities (being independent bottling companies under contract with us or our subsidiaries). Currently, we utilize the following contract bottling facilities for producing products:

  Advanced H2O, Inc. of Bellevue, Washington produces product (Clearly Canadian® oxygenated beverages) primarily for distribution to western Canada and to the western United States. Advanced H2O, Inc. also produces other branded oxygenated water that we sell to certain co-pack customers.

  Delta Beverages of Woodbridge, Ontario produces product (Clearly Canadian® flavoured beverages) primarily for distribution in Canada and the United States.

The water used in our “core brand” product line, Clearly Canadian® sparkling flavoured sparkling beverages, presently comes from municipal water supplied by our co-packer, Delta Beverages, located in Brampton, Ontario. The water used in our Clearly Canadian O+2® product line and our private label oxygen enhanced water beverage is supplied by our co-packer, Advanced AH2O, from a spring water supply source located in the Cascade Mountain area near the town of Concrete, Washington. The water used in our limited sale of bulk water comes from our own Formosa Well Site which is described below.

On an on-going basis, we review the sources of the water used in our products and may make changes to the sourcing of its water in the future.

Based upon the present flow capacities of our own well sites, which are described below, and contracted water sources, we believe that we have an adequate supply of water to meet our present and anticipated future water requirements.

Quality Control

The quality of all of our products is intended to meet or exceed the requirements imposed by applicable regulatory authorities in the United States, Canada and other countries where our products are sold. For products that utilize water from our water sources, our system of quality control begins at the well site where we closely monitor the quality of the source water. The water is tested a second time as it is received at the bottling facility. For all of our products, the final test is of the finished product, which is conducted after bottling. We conduct regular inspections at each bottling facility. Our quality assurance employees conduct continuous random on-site audits of the quality control systems at each bottling facility, and our quality assurance personnel continuously review standards with both suppliers and production operations. Each and every production run at the bottling facilities is tested to ensure our product specifications are being met. We also use independent testing labs on a regular basis.

Trademarks, Copyright and Protection of Intellectual Property

We have numerous trademark registrations in the United States, Canada and in other countries worldwide in connection with our Clearly Canadian®, Clearly Canadian O+2®, and other beverage product lines. Our trademark registrations are valid for varying periods of time, but are renewable before expiry.

We retain copyright to any work created by our employees during the course of their employment and, where necessary, acquire copyright by assignment from independent contractors who prepare artistic work for our products and promotional materials.

We regard our trademarks, copyrights, trade secrets and similar intellectual property as critical to our success and attempt to protect such property with registered and common law trademarks and copyrights, restrictions on disclosure and other actions to forestall infringement. We rely on a combination of trademark and trade secrecy laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. We have in the past, and expect that we may in the future, license elements of our distinctive trademarks, trade dress and similar proprietary rights to third parties. Product package, merchandising design and artwork are also important to our success and we intend to take action to protect against imitation of our products and packages and to protect our trademarks, patents and copyrights as necessary.

Insurance

We maintain “all risk” property insurance up to an aggregate policy limit of Cdn$5 million, which covers loss and damage to our product inventories (loss limited to Cdn$5 million), office contents, tenant improvements and certain buildings and equipment. Additionally, we have commercial general liability insurance that covers claims against us by third parties for bodily injury and property damage, including claims based upon product liability. As of June 15, 2006, the aggregate policy limit for our commercial general liability insurance is Cdn$10 million, and we also maintain commercial fidelity bond coverage with a policy limit of Cdn$100,000.

Government Regulation

In Canada, we and our contracted bottlers and suppliers are required to meet the requirements of a variety of federal, provincial and local government authorities and agencies in connection with our products. With respect to federal matters, our products are regulated by Health Canada, which deals with product quality requirements, and by the Canadian Food Inspection Agency, which deals with product content and product labeling issues. At the provincial level, we are subject to regulation and controls imposed by the Ontario Ministry of Environment with respect to water drawn from the Thornton and Formosa Well Sites. In British Columbia, we are regulated by similar agencies such as the Ministry of Health and the Ministry of Environment with respect to product and water originating from British Columbia water sources. Additionally, at the local level, we are regulated by certain regional authorities who deal with issues concerning land and property uses that relate to our well sites.

In the United States, we and our contracted bottlers and suppliers are required to meet the rules and regulations set down by the Federal Food and Drug Administration relating to the production, packaging, quality, labelling and distribution of our products. The operations of our production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations, including Occupational Safety and Health Act, the Unfair Labor Standards Act, the Clean Air Act, the Clean Water Act and laws relating to the maintenance of fuel storage tanks. Additionally, at the state level, a number of government agencies and authorities impose certain licensing requirements for our products.

Environmental Issues

Based on our current operations, environmental protection requirements do not have a significant financial and operational effect on the capital expenditures, earnings and competitive position of our company in the current financial year and are not expected to have a significant effect in the reasonably foreseeable future.

Employees

As of December 31, 2005, we and our subsidiaries had a total of 37 staff, who were either employed as employees or retained as consultants. Of this number, 8 worked in various management and administration positions in our corporate head office in Vancouver, British Columbia, and 29 were involved in various sales, marketing and operations.

As of June 15, 2006, we and our subsidiaries had a total of 31 staff, who were either employed as employees or retained as consultants. Of this number, 14 worked in various management and administration positions in our corporate head office in Vancouver, British Columbia, and 17 were involved in various sales, marketing and operations.

C.           Organizational Structure

We have three wholly-owned subsidiaries: (i) CC Beverage (U.S.) Corporation; (ii) Clearly Canadian Beverage (International) Corporation; and (iii) Blue Mountain Springs Ltd. The following chart sets out our corporate structure:

Clearly Canadian
Beverage Corporation
(British Columbia)

100%	100%	100%

CC Beverage (U.S.)	Clearly Canadian
Corporation	Beverage	Blue Mountain Springs
(Washington)	(International)	Ltd. (Ontario)
Corporation (Barbados)

D.           Property, Plants and Equipment

Our corporate head offices are located at 2267 10th Avenue W., Vancouver, British Columbia. The space is approximately 1,600 square feet in size, and is leased at a basic rate of Cdn$27,000 per year plus expenses. This lease expires on December 31, 2007.

Our Formosa Well Site consists of approximately seven acres located in the Village of Formosa, Ontario (the “Formosa Well Site”). The Formosa Well Site is an artesian well which is approximately 950 feet deep. We own the Formosa Well Site and the water-taking permit allowing up to approximately 238,000 gallons per day to be drawn from the property, however, we are not presently drawing water from this site. The terms of such licences are for two years and are subject to renewal. We are presently utilizing the Formosa Well Site in a limited manner to supply flat water to a private label customer.

During fiscal 2005, we had another well site, which was situated on five acres of land located in Thornton, Ontario (the “Thornton Well Site”). In Ontario, we must obtain a commercial licence to draw quantities of water from our property, and we were licensed to draw approximately 104 million gallons of water per year from our two wells on the Thornton Well Site. Subsequently, on June 7, 2006, we terminated our license to draw water from the Thornton

Well Site, terminated our lease of the Thornton Well Site and sold our Thornton Well Site water equipment and storage tanks at the Thornton well site for Cdn$400,000.

Also, we previously owned a well site property which is located near Vernon, British Columbia, consisting of approximately 16.9 acres of land on which five wells are drilled (the “B.C. Well Site”). On October 24, 2003, we completed the sale of the BC Well Site for a purchase price of Cdn$275,000. In connection with such sale, we retained an eight year license entitling us to draw up to 1,750,000 gallons of water per year at no cost during the first four years of the license and at a price of Cdn$0.01 per gallon in the last four years of the license. Water from this site has previously been used for our flavoured beverage products; however we are not presently drawing water from this site.

In September 1996, we acquired Blue Mountain Springs Ltd., an Ontario corporation, which owns two parcels of land near Collingwood, Ontario. Part of this land may be a potential future spring water source for our products. We are currently considering a sale of the portion of this land which does not have a water source.

In March 1993, we purchased approximately 300 acres of land in Piney, Manitoba. This site may be developed as a future water source.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

Overview

We are in the business of producing, distributing and marketing premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® oxygen enhanced water beverage and a private label oxygen enhanced water beverage. All of our products are distributed in the United States and Canada and certain of our products are distributed in the Caribbean, Turkey, Korea, Indonesia, and other countries. During the 2005 fiscal year, the largest markets for our products were the United States (approximately 78% of total sales), Canada (approximately 18% of total sales) and International (4%).

Critical Accounting Policies

The following discussion is based on the consolidated financial statements included in this annual report which have been prepared in accordance with Canadian GAAP. These principles differ in certain material respects from U.S. GAAP. These differences are described in Note 20 of our consolidated financial statements.

In the ordinary course of business, we make estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our financial statements in conformity with Canadian GAAP. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

There are several accounting policies that we believe are critical to the presentation of our consolidated financial statements. Note 2 - “Summary of significant accounting policies” to our consolidated financial statements summarizes each of these significant accounting policies. Those accounting policies should be read in conjunction with the other notes to the consolidated financial statements and management’s discussion and analysis of results of operations and financial condition described in this “Operating and Financial Review and Prospects.” Set out below are certain of the accounting policies that we believes are critical to the presentation of its consolidated financial statements.

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that we are a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. We had a loss of $6,069,000 for the year ended December 31, 2005 and had a working capital deficit of $446,000, an accumulated deficit of $68,269,000 and a shareholders’ equity of $1,724,000 at year-end. Operations for the year ended December 31, 2005 have been funded primarily from the issuance of capital stock, the net proceeds of short term financing of $831,000 and the continued support of creditors.

Management has continued to take steps to try to improve our financial results and cash flows. These steps include listing for sale certain land and water rights in Ontario, analyzing liquidation of non-core investments and pursuing debt and/or equity financing to fund working capital requirements (see Subsequent Events). Management believes that we will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, we adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life. Therefore, they are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. We also consider projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment in the carrying value when such a determination is made.

We undertook our annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, we recorded a charge of $1,536,000 in the year ended December 31, 2004 audited financial statements.

Financial instruments

          (a)           Fair value of financial instruments. The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

          (b)           Concentration of credit risk. We grant credit to our customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2005, two customers represented 60% (two customer in December 31, 2004 represented 32%) of total accounts receivable.

          (c)           Interest rate risk. Our short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. We do not use derivative instruments to manage our exposure to interest rate risk.

          (d)           Foreign exchange rate risk. The majority of our revenues are earned and selling costs incurred in the United States. However, the majority of our production costs, and certain selling, general and administration costs are incurred in Canada and we are therefore subject to risk due to fluctuations in exchange rates. We do not use derivative instruments to manage our exposure to foreign exchange rate risk.

          Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of and land and water sources ($1.57 million). Actual results could differ materially from those estimates.

Changes in Accounting Policies

          Stock-based compensation

Effective January 1, 2004, we adopted the new provisions of the CICA Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, we are required to expense stock options issued to employees and directors. Previously, we were only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

We have applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002.

If we had applied the fair value method of accounting for employee stock options in the year 2003, we would have recorded a compensation expense in respect of employee stock options granted and repriced during the period in which they occurred and our net loss and loss per share would have been as indicated in the pro forma amounts below:

Amounts in Accordance with Canadian	2003	2003	2003	2003
GAAP (unaudited)	31-Dec	30-Sep	30-June	31-Mar
($ in thousands, except per share data)

Net loss before stock-based compensation	(1,627)	(781)	(677)	(628)
Stock-based compensation	-	(6)	(111)	(104)
Pro forma loss for the period	(1,627)	(787)	(788)	(732)
Net loss per share	(2.40)	(1.20)	(1.20)	(1.10)
Weighted average shares outstanding	679,568	679,568	679,568	670,818

Results of Operations for the years ended December 31, 2005, 2004 and 2003

Sales were $9,141,000 for 2005 compared with $11,586,000 for 2004, a decrease of 21.1% ($2,445,000) compared to 2004. This decline in sales is attributable to the cumulative impact of increased competition, lack of new product and package design initiatives and significantly reduced sales and marketing activities in recent years. This has been a direct result of working capital constraints which we have has addressed, in part, through our recently completed financings (see Liquidity and Capital Resources). Going forward it will be necessary for us to secure additional financing in order to support more aggressive marketing and sales activities for our beverage products.

There were no significant changes in our cost of sales and gross profit margin percentages, being 30.5% for 2005 and 2004. However, we expect to reduce our cost of sales and increase our gross profit margins in 2006 as a result of packaging changes on our core product.

There were no significant changes in our general and administrative expenses, being $2,411,000 for 2005 compared to $2,312,000 for 2004. We have streamlined our upper level management, significantly reduced our office expense overhead and we are continuing our corporate restructure program. As result, we expect to reduce our general and administrative expenses in 2006.

Selling expenses of $3,181,000 in 2005 were approximately 34.8% of sales, compared with $3,275,000 or approximately 28.3% of sales in 2004. The increase in the percentage of sales expended on selling expenses is a reflection of the increased cost associated with attempting to maintain market share in a competitive business throughout North America. In 2005, we increased our selling expenses in most regions of the United States with the addition of “Market Specialists” whose mandate is to increase availability of product in the all-other-market segment. The increase in selling expenses coincided with our increased distribution efforts with the Dr Pepper/Seven Up Bottling Group. These efforts resulted in sales growth in the South Central region in 2005, as compared with 2004. While our sales declined in other regions of the United States which offset the gains from the South Central region, our private label water business experienced significant growth in 2005, rising 37.6 % over 2004. We expect continued growth of our private label water business into 2006.

The loss for 2005 was $6,069,000 (or $1.06 per share) compared with a 2004 loss of $5,086,000 (or $6.56 per share). The loss for 2005 includes the following expenses:

          (a)           $1,709,000 stock compensation expense in 2005 (2004: $23,000) which represents the non-cash value attributed to certain stock options granted during 2005 in connection with our May 2005 financing led by BG Capital;

          (b)           $680,000 restructuring cost in connection with the amendment of certain consulting contracts and lease obligations; and

          (c)           $221,000 gain on settlement of debt in 2005 (2004: $Nil) which was realized on obtaining reductions in certain accounts owing to creditors concurrent with our recent restructuring during fiscal 2005.

Selected Annual Information
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
($ in thousands, except per share data)	2005	2004	2003
	(audited)	(audited)	(audited)
Total revenue	$9,141	$11,586	$13,270
Net loss	6,069	5,086	3,713
Basic and diluted loss per share	1.06	6.56	5.48
Total assets	6,259	4,181	7,356
Long term debt	1,501	1,957	1,799
Total liabilities	4,535	7,696	6,231

_______________
(1)	Extraordinary items include the writedown of property, plant and equipment, and the writedown of distribution rights.

The following is a summary of our quarterly results for the eight most recently completed financial quarters ended December 31, 2005.

Amounts in Accordance with Canadian
GAAP (unaudited)	2005	2005	2005	2005	2004	2004	2004	2004
($ in thousands, except per share data)	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-June	31-Mar

Sales	$1,955	$2,897	$2,561	$1,728	$2,248	$3,273	$3,131	$2,934
Cost of sales	1,373	2,008	1,776	1,192	1,603	2,183	2,201	2,061
Gross profit	582	889	785	536	645	1,090	930	873
Selling, general and administrative
expenses	1,457	1,461	1,400	1,274	1,395	1,376	1,513	1,303
Amortization of property, plant and
equipment	32	30	28	32	34	33	32	31
Royalty	(46)	-	-	(26)	(133)	-	-	-
Interest expense	58	42	57	64	83	55	58	30
Other, interest, gains, losses and
writedowns	1,129	818	978	73	2,417	271	120	6
Net loss	(2,048)	(1,462)	(1,678)	(881)	(3,151)	(645)	(793)	(497)
Net loss per share	(0.39)	(0.27)	(0.55)	(0.81)	(3.90)	(0.90)	(1.10)	(0.70)
Weighted average shares outstanding	5,728,924	5,413,973	3,044,976	1,035,835	814,767	749,588	745,568	699,150

B. Liquidity and Capital Resources

In order to improve our balance sheet and implement our corporate restructuring plan in 2005, significant funding was necessary. In connection therewith, and with shareholder approval where required, we proceeded with the following matters related to our corporate restructuring:

  the consolidation of our common share capital on a ten old for one new share basis (effective May 2, 2005);

  the conversion of a $1,000,000 loan from BG Capital into preferred shares and the subscription by BG Capital for an additional $1,000,000 of preferred shares (completed as of May 5, 2005);

  the reduction of the size of the Company’s board of directors from eight to five directors, with the appointment of three nominees of BG Capital, Marco Markin, Brent Lokash and Cameron Strang (effective May 5, 2005);

  a brokered and non-brokered private placement of $3,075,000 (3,075,000 common shares at a price of $1.00 per share) completed May 16, 2005 and May 24,2005;

  a non-brokered private placement of $635,953 (635,953 common shares at a price of $1.00 per share) completed May 27, 2005;

  conversion of $500,000 of short term debt into common shares (222,825 common shares at a price of $2 per share) completed November 30, 2005; and

  a non-brokered private placement of units for $1,000,000 (800,000 common shares and 20,000,000 warrants at a price of $1.25) completed December 28, 2005. (Subsequently, in May 2006, the holders of the foregoing warrants agreed to surrender all but 4,120,000 warrants of their 20,000,000 warrants. See “Item 4. Information on the Company – and Private Placements and Corporate Restructuring” above).

These financing activities in 2005 significantly improved our working capital deficit. At December 31, 2005, we had a working capital deficit of $446,000 compared to working capital deficit of $4,370,000 at December 31, 2004, and bank indebtedness, related to an operating line of credit against receivables, of $361,000 at December 31, 2005 compared to bank indebtedness of $272,000 at December 31, 2004. Net cash used in operating activities was $5,655,000 consisting of operating losses for the year and changes in the non-cash working capital balances. Net cash provided by financing activities was $5,776,000, which consisted of proceeds from short term debt (net of $1,000,000 applied to preferred shares) of $1,277,000, the repayment of short term debt of $446,000, the repayment of long term debt of $1,660,000, net proceeds on the issuance of capital stock of $6,516,000 and an increase in bank indebtedness of $89,000. Net cash used in investing activities was Nil for the period to purchase office equipment.

Our total contractual obligations at December 31, 2005 were $4,281,000 and were comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

The following table is a summary of our contractual obligations as of December 31, 2005:

	Payments Due by Period (12 months ending ) December 31
Contractual Obligations							2011 and
($ in thousands)	Total	2006	2007	2008	2009	2010	thereafter

Operating line of credit	$361	$361	-	-	-	-	-
Letters of credit	-	-	-	-	-	-	-
Short term loans	567	567	-	-	-	-	-
Long term debt	1,501	-	$1,501	-	-	-	-
Operating leases (office equipment
and premises)	15	5	5	$5	-	-	-
Consulting contracts	1,837	380	380	380	$380	$317	-

Total Contractual obligations	$4,281	$1,313	$1,886	$385	$380	$317	-

Working Capital Requirements

We had a working capital deficit of $446,000 at December 31, 2005. Subsequent to fiscal-year end, in May 2006, we completed a series of non-brokered private placements for a total sale of 1,312,500 common shares for an aggregate purchase price of $2,625,000. We believe that our internal sources of liquidity, together with our operating line of credit and the net proceeds from our recent private placement will be sufficient to satisfy cash and working capital requirements through fiscal 2006. However, to the extent that such sources of liquidity are not sufficient, we may need to seek additional sources of debt and/or equity financing in the future to fund our operations and working capital. Such financings may or may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders. See the risk factors and notes regarding “Forward-Looking Statements” and “Going Concern” assumptions set out in this annual report.

Bank Indebtedness

Our subsidiary, CC Beverage (US) Corporation, has an operating line of credit available with a U.S. bank, which bears interest at U.S. prime rate plus 4% (11.25% as of December 31, 2005) with a 12-month term ending August 24, 2006. This line of credit is collateralised by a first lien on all accounts receivable and inventories of CC Beverage, as well as a corporate guarantee by Clearly Canadian. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of its U.S. trade accounts receivable outstanding less than 60 days (as at December 31, 2005 - $456,000; 2004 - $406,000). The weighted average interest rate during 2005 was 10.19% (2004 - 8.49%; 2003 – 8.125%) . At December 31, 2005, $361,000 (2004 - $272,000) was drawn on this line of credit.

Long-Term Debt

Our long-term debt at December 31, 2005 was $1,501,000, which was comprised of various types of debt instruments, including promissory notes and mortgages. In May 2005, we paid down a portion of our long-term debt by $528,349 through the redemption of all outstanding convertible debentures.

C.           Research and Development, Patents and Licenses

During the past three years, we have not had material research and development expenditures.

D.           Trend Information

There is a continuing trend in the new age beverage industry toward greater consolidation of brand ownership and product distribution as major beverage companies acquire both new age and traditional soft drink beverage brands. This consolidation within the new age beverage industry has brought about a similar consolidation in manufacturing and distribution as some of the major beverage companies attempt to integrate their brands with manufacturing and distribution facilities and networks. In this regard, we intend to focus on maintaining and expanding our market share through marketing and distribution initiatives, and through alignment with stronger distribution networks throughout the United States. We also intend to look at alternative distribution networks such as broker-direct sales channels and direct selling to key accounts such as club stores and mass merchandisers. Furthermore, in addition to evaluating potential strategic transactions, we also intend to continue with our focus of developing new products, extending existing brands and seeking out further product licensing and co-packing opportunities. See “Item 4. Information on the Company – Business Overview” and “– Operations and Distributions”.

A significant trend reflected in our recent financial results is declining sales revenues. Other than in 2001, where revenues increased slightly, our revenues have declined each year since 1996. We had revenues of $9,141,000 during the year ended December 31, 2005 compared to $11,586,000 during the year ended December 31, 2004, compared to $13,270,000 in 2003, $20,205,000 in 2002, $23,257,000 in 2001, $23,247,000 in 2000, and $31,418,000 in 1999.

Similarly, historically, another significant trend for our company has been a deterioration in our working capital position. However, as a result of financing activities in 2005 (see “Liquidity and Capital Resources” above), we managed to significantly improve our working capital deficit. At December 31, 2005, we had a working capital deficit of $446,000 compared to a working capital deficit of $4,370,000 at December 31, 2004, and bank indebtedness, related to an operating line of credit against receivables, of $361,000 at December 31, 2005 compared to bank indebtedness of $272,000 at December 31, 2004.

Subsequent to the end of fiscal 2005, we have continued to build on trying to reverse both of these historical trends. With respect to our working capital position, on June 7, 2006, we sold our Innisfill water equipment and storage tanks at the Thornton well site for Cdn$400,000. We also completed in May 2006 a series of non-brokered private placements for a total sale of 1,312,000 common shares for an aggregate purchase price of $2,625,000 (see ““Item 4. Information on the Company – Private Placements and Corporate Restructuring” on above for more detailed description of this financing, including finders’ fees). These initiatives have continued to enhance our working capital position. We are committed to pursuing financing opportunities and carefully examining expenses in order to build on the improving working capital position of the company.

With respect to the trend of declining sales revenue, we are encouraged by the first quarter financial results of 2006. Sales revenue in the first quarter for 2006 was $1.767 million compared to $1.728 million in the same quarter of 2005. Although it is too early to characterize this improvement as a reversal in trend, it is noteworthy that this is the first quarter in many years that our sales have improved compared to the same quarter in the previous year. We intend to build on this momentum with the introduction of our new packaging recently introduced into the marketplace, innovative marketing programs intended for the second half of the year, and the exploration of new distribution channels.

E.           Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.           Tabular Disclosure of Contractual Obligations

The following table outlines our contractual obligations as of December 31, 2005:

Payments Due by Period (12 months ending) December 31

Contractual Obligations							2011 and
($ in thousands)	Total	2006	2007	2008	2009	2010	thereafter

Operating line of credit	$361	$361	-	-	-	-	-
Letters of credit	-	-	-	-	-	-	-
Short term loans	567	567	-	-	-	-	-
Long term debt	1,501	-	$1,501	-	-	-	-
Operating leases (office equipment
and premises)	15	5	5	$5	-	-	-
Consulting contracts	1,837	380	380	380	$380	$317	-

Total Contractual obligations	$4,281	$1,313	$1,886	$385	$380	$317	-

G.           Safe Harbor

The foregoing discussion in this Item 5 contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning our business strategies, market conditions, outlook and other matters. This discussion and analysis of our results of operations and financial condition is qualified in its entirety by reference to and should be read in conjunction with our audited financial statements for the fiscal year ended December 31, 2005 and the related notes thereto, as well as the risk factors set out in this annual report.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Our board of directors is currently comprised of four directors. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the articles is required to retire from office at succeeding annual general meetings. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires. Our board of directors is currently comprised of four directors. Executive officers are appointed by our board of directors and hold office until their death, resignation or removal from office.

Our directors and senior management, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Brent Lokash	Director and President	37	May 5, 2005
Matthew J. Hoogendoorn(1)	Chief Financial Officer	53	June 1, 2006
Andrew Strang	Chief Operating Executive	41	February 1, 2006
David Parkes	Director	59	May 15, 2006
Marco Markin	Director	40	May 5, 2005
Cameron Strang	Director	39	May 5, 2005

(1)  Previously Chief Financial Officer from June 1, 2005 to October 31, 2005

The following is a brief account of the education and business experience of our directors and senior management during at least the past five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Brent Lokash, Director and President

Brent Lokash was appointed as a director on May 5, 2005 and is our President and Chief Financial Officer. Mr. Lokash was a member of the board of directors of The Neptune Society, Inc. from May 30, 2003 to January 1, 2006. The Neptune Society, Inc. markets and administers pre-planned and at-need cremation services in the states of Arizona, California, Colorado, Florida, Illinois, Missouri, New York, Oregon, Texas, and Washington. Shares of The Neptune Society, Inc. are traded on the OTC Bulletin Board under the symbol “NPTIE”. Since being called to the Bar of British Columbia in 1995, Mr. Lokash has been and remains a current practicing member of the Law Society of British Columbia. From 1996 to 1998, Mr. Lokash practiced municipal and administrative law with Jonathan Baker & Associates in Canada. Since 1998 to present, Mr. Lokash has been practicing administrative and commercial law, as a sole practitioner in Vancouver, British Columbia.

Matthew J. Hoogendoorn, Chief Financial Officer

Matthew Hoogendoorn was appointed as our Chief Financial Officer on June 1, 2006. He previously served as our Chief Financial Officer from June 1, 2005 to October 31, 2005. From February 2003 to May 2004 he acted as Chief Financial Officer of The Neptune Society, Inc., then a public company and provider of cremation services in the United States, and now a 100% owned BG Group company. From April 2005 to June 1, 2006 he was the Chief Financial Officer of BG Capital Management Corp. Mr. Hoogendoorn also serves as a consultant to Robert Genovese, the Chairman of the BG Group of Companies. Mr. Hoogendoorn holds a Chartered Accountant designation in British Columbia and a Certified Public Accountant degree in Illinois. He was in public practice from 1980 to 2005 in British Columbia.

Andrew Strang, Chief Operating Executive

Andrew Strang was retained on February 1, 2006 as our Chief Operating Executive. In 1996, Mr. Strang co-founded the privately held Maple Leaf GST Refund Service Ltd (“Maple Leaf”) and pioneered a new financial service in Canada. Maple Leaf assisted non-residents of Canada obtain GST refunds pursuant to the Visitor Rebate Program overseen by the Canada Customs and Revenue Agency. Maple Leaf operated nationwide in Canada and opened offices in Victoria, Whistler, Vancouver, Toronto, Montreal, and Dorval. In February 2002, Maple Leaf was sold to Swiss-based multi-national Global Refund AB where Mr. Strang assisted in the corporate transition until May 2003. Since then, Mr. Strang has acted as an independent business consultant. Mr. Strang is a graduate of the University of British Columbia law school (1990) and is currently practicing member of the Law Society of British Columbia.

David Parkes, Director

David Parkes was appointed as director on May 15, 2006. From January 1995 to June 1997, Mr. Parkes was President and CEO of Sprint Canada Inc. the fastest growing Canadian provider of competitive long distance services. From September 1997 to November 1999, Mr. Parkes was the President and CEO of Telespectrum Canada Inc., Canada’s largest customer relationship management and call center outsourcing firm, operating in three locations in Ontario. In November 1999, Mr. Parkes joined Look Communications Inc. as its President and CEO, heading up Canada’s largest independent internet service provider and vendor of wireless digital internet access and television service. For the past five years, Mr. Parkes has been President of David Parkes &Associates, a leading executive consulting firm specializing in turnarounds, start ups and fast growth management challenges.

Marco Markin, Director

Marco P. Markin was appointed as a director on May 5, 2005. Mr. Markin has been the CEO of BG Capital Management Corp. Bahamas since April 2005. Mr. Markin is also serving as Chairman of the Management Board of The Neptune Society, Inc. The Neptune Society, Inc. markets and administers pre-planned and at-need cremation services in the states of Arizona, California, Colorado, Florida, Illinois, Missouri, New York, Oregon, Texas, and Washington. Shares of The Neptune Society, Inc. are traded on the OTC Bulletin Board under the symbol “NPTIE”. Prior to this appointment as Chairman of the Management Board, Mr. Markin served as President, CEO and Chairman from September 1999 to present. From November 1994 to September 1999, Mr. Markin was the Executive Vice President of TPP Management Inc., a private investment company, having a diverse portfolio consisting of residential/commercial real estate, merchant banking, and securities. His expertise included corporate management, and corporate development, research and marketing. From January 1991 to November 1995, Mr. Markin was the Owner and CEO of a commercial real estate company, which secured and managed a portfolio of 400,000 square feet of real estate. He was also the co-owner of one of the largest direct marketing companies in Canada, which was subsequently sold to the Financial Post. From 1985 to 1990, Mr. Markin was the founder and CEO of Markin Development Group, a growing development company focusing on construction of multi-family apartment buildings and commercial offices. Mr. Markin graduated from Bishop College in Montreal in 1982. He also attended the University of British Columbia's Science Program.

Cameron Strang, Director

Cameron Strang was appointed as a director on May 5, 2005. Mr. Strang is a graduate of the University of British Columbia Schools of Commerce and Law. Mr. Strang was called to the Bar in British Columbia in 1992. He is currently a practicing member in good standing of the British Columbia Bar. From 1992 through 1994, Mr. Strang practiced law for the Firm of Anderson & Galati in Vancouver. In 1995/1996, Mr. Strang founded New West Records, LLC, of which he is currently the President & Managing Partner. In 2002, Mr. Strang founded DMZ Records, a joint venture, where he was the Co-President for the first year of operations.

Advisory Board

In the first quarter of 2006, we created the Clearly Canadian Advisory Board to provide advisory services to the company regarding product development and the expansion of sales and distribution channels. We believe that retaining persons as advisors or consultants with expertise in marketing and beverage distribution will assist in all aspect of our business, particularly with regard to enhancing our existing strategies to market and developing new strategies to market. We provide compensation to the members of our Advisory Board in the form of cash, stock options or warrants.

As of June 15, 2006, we had three members on the Advisory Board, as follows:

James Dines

Mr. Dines is the Chairman of the Advisory Board and is a highly regarded investment advisor. He is editor of The Dines Letter, a widely read investment newsletter which has been ranked #1 investment newsletter worldwide by Timer Digest multiple times. For over twenty years, Mr. Dines has been an especially strong proponent of the benefits of natural, healthy consumer products, in particular water. He is looking forward to assisting Clearly Canadian in its efforts to develop healthy water beverages that would deliver benefits for consumers.

Brian O’Byrne

Mr. O/Byrne is the former President of Yoo-hoo/Orangina Beverage Company. He presided over Yoo-hoo/Orangina from 1997 until it was sold to Cadbury Schweppes PLC in 2001. He is also co-founder and CEO of the INOV8 Beverage Company, an idea shop specializing in creating new and innovative beverage concepts based in Rye, New York. His many years of experience in running profitable beverage companies can assist the company in all aspects of its business, in particular, the expansion of its sales and distribution channels in the United States.

Steve Nash

Steve Nash, a member of the NBA’s Phoenix Suns, is a two-time NBA Most Valuable Player and in the second quarter of fiscal 2006 entered into a three-year exclusive beverage product endorsement relationship with us. This three-year exclusive agreement names Clearly Canadian as Steve Nash’s official beverage endorser and appoints Mr. Nash to our Advisory Board. Mr. Nash is a three time NBA All-Star and regarded as one of the great team players in NBA history. He was also recently named one of the “100 Most Influential People” in TIME Magazine’s annual issue. He also has a strong connection to our home country of Canada, having grown up in British Columbia and having lead Canada’s Men’s Basketball team at the 2000 Olympics in Sydney, Australia. Mr. Nash’s involvement in the sports world, and his highly visible public status, can assist us with our product development and marketing initiatives.

Significant Employees

Other than our management, we do not have any significant employees.

Family Relationships

One of our directors, Cameron Strang, is the brother of one of our members of the senior management team, Andrew Strang, our Chief Operating Executive. There are no other family relationships between any director, executive officer or significant employee.

Arrangements with Major Shareholder

Marco Markin, Brent Lokash, Cameron Strang, directors of the Company, were appointed to such offices as nominees of BG Capital in connection with our corporate restructuring and pursuant to the Preferred Share Purchase Agreement dated March 28, 2005 between Clearly Canadian and BG Capital (see “Item 4. Information on the Company – Corporate Restructuring”). Marco Markin, one of our directors, is also currently an employee of BG Capital Management Corp. Bahamas, an affiliate of BG Capital. In addition, Matt Hoogendoorn, our Chief Financial Officer, is currently a consultant to Robert Genovese, the Chairman of the BG Group of Companies and an affiliate of BG Capital.

Involvement in Certain Legal Proceedings

None of our current directors, executive officers and control persons has been involved in any of the following events during the past five years:

  any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

  being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

  being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

B.           Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	Our President;

(b)

each of our three most highly compensated executive officers, other than the President, who was serving as an executive officer at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(c)

any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer at the end of the most recently completed fiscal year.

For our most recently completed fiscal year ended December 31, 2005, we had five Named Executive Officers, whose names and positions held with us are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of our three most recently completed fiscal years, in accordance with National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”):

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compen- sation (US$)	Restricted Shares or Restricted Share Units	Securities Underlying Options/ SARs Granted	LTIP Payouts (US$)	All Other Compen- sation
Brent Lokash(1) President and Director	2005 2004 2003	52,000 nil nil	nil nil nil	nil nil nil	nil nil nil	210,000 nil nil	nil nil nil	nil nil nil
Douglas L. Mason(1)(2) Former President and CEO	2005 2004 2003	125,326 197,863 172,034	nil nil nil	184,000 nil nil	nil nil nil	650,000 nil 112,000	nil nil nil	nil nil nil
Bruce E. Morley(1)(2) Former Chief Legal Officer and Secretary	2005 2004 2003	160,940 172,565 147,713	nil nil nil	138,133 Nil Nil	nil nil nil	200,000 nil 67,000	nil nil nil	nil nil nil
Tom Koltai(3) Former Chief Operating Officer	2005 2004 2003	146,811 147,609 136,122	nil nil nil	150,000 nil nil	nil nil nil	200,000 nil 30,000	nil nil nil	nil nil nil
Kevin Doran(4) Former Senior Vice President, Marketing and Sales	2005 2004 2003	125,904 112,782 111,259	nil nil nil	nil nil nil	nil nil nil	60,000 nil 45,000	nil nil nil	nil nil nil

_______________
(1)	Compensation is paid to companies controlled by the Named Executive Officer on a fees basis for consulting services rendered to us.
(2)	Resigned as a director and officer on March 31, 2006.
(3)	Resigned as an officer on December 31, 2005.
(4)	Resigned as an officer on October 31, 2005.

Report on Executive Compensation

During the most recently completed financial year, our compensation committee set compensation of executive officers (including the Named Executive Officers) in a manner consistent with the compensation provided by other comparable companies within the beverage industry.

The basis upon which the compensation of our President or Chief Executive Officer is determined is consistent with the compensation policy and structure which is applicable to all of our executive officers.

Our executive compensation program is based in part on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the beverage industry and companies of comparable size, thereby enabling our company to compete for and retain executives important to our company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

The objectives of the executive compensation strategy are as follows: (i) to attract and retain talented and effective individuals to provide those functions which are important to our company’s success; (ii) to encourage and recognize high levels of performance by linking achievement of specific goals with inventive compensation; and (iii) to establish a clear linkage between long term executive compensation and the interests of our company and its shareholders.

Our executive compensation program has four components: (i) base salary; (ii) bonus compensation; (iii) stock option grants; and (iv) other compensation and benefits. These components may be summarized as follows:

  Base Salary. We approve ranges for base salaries for executive officers at all levels of our company and our subsidiaries based upon our analysis of appropriate external comparisons and industry reviews, together with periodic advice received from independent consultants and reviews of market data from peer groups, industry and national surveys. The level of base salary for each executive officer within a specified range is determined by our company based primarily on the executive officer’s past performance, contractual commitments, as well as by the level of responsibility, expertise and the importance of the executive officer’s position to our company.

  Bonus Compensation. Officers and employees of our company are eligible for annual incentive awards. Corporate performance, as assessed by the compensation committee or the board of directors, determines the bonus compensation to be paid to all eligible officers and employees. The targets for corporate performance established by the board of directors are set primarily by reference to our company’s expected financial performance during the fiscal year, as well as by reference to other significant factors, such as, cash management, strategic business development and management of personnel resources. The compensation committee and the board of directors have the discretion to modify corporate performance targets throughout the year.

  Stock Option Grants. Our stock option plans are administered by the corporate secretary, or such other officer or employee as may be designated by the Board. The stock option plans are designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable our company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. We consider stock option grants when reviewing executive officer compensation packages as a whole.

  Equity Incentive Plan. Our equity incentive plan is administered by our directors, or such committee as may be designated by our directors. The purpose of our equity incentive plan is to provide long-term performance incentives to certain key employees and consultants of our company and our company’s subsidiaries who are largely responsible for the management and protection of the business of our company and our company’s subsidiaries.

  Other Compensation and Benefits. Benefits are maintained at a level which is competitive overall in relation to appropriate external comparisons. Executive officers are entitled to certain perquisites which vary with their level of responsibility. These perquisites are considered part of a competitive compensation package and are not always related to corporate performance.

Stock Options

We currently maintain three equity compensation plans – 1997 Stock Option Plan; 2005 Stock Option Plan; and 2006 Equity Incentive Plan.

1997 Stock Option Plan

We maintain a stock option plan (the 1997 Stock Option Plan) that was initially approved by the shareholders at our annual meeting held on June 27, 1997. An amendment to the 1997 Stock Option Plan was subsequently approved by the shareholders at an annual meeting held on June 29, 2001. The amendment increased the number of common shares issuable under the 1997 Stock Option Plan to 1,750,000 pre-consolidated common shares, representing approximately 25% of our company’s issued and outstanding common shares at that time. The 1997 Stock Option Plan is administered by our corporate secretary, or such other officer or employee as may be designated by our board of directors. As of June 15, 2006, there were options outstanding under the 1997 Stock Option Plan entitling the holders of the options to purchase up to 113,842 common shares at exercise prices between Cdn$6.50 and Cdn$13.50 per share.

2005 Stock Option Plan

At our annual and special general meeting held on April 29, 2005, a new stock option plan was approved by shareholders and adopted (the 2005 Stock Option Plan) to replace the 1997 Stock Option Plan. The 2005 Stock Option Plan was adopted to bring our stock option plan in line with the stock option plans of comparable companies, and to make changes to the termination and vesting provisions. Upon the adoption of the 2005 Stock Option Plan, the 1997 Stock Option Plan is continuing in effect only until the exercise or expiry of all of the stock options currently outstanding pursuant to the 1997 Stock Option Plan. As of June 15, 2006, there were options outstanding under the 2005 Stock Option Plan entitling the holders of the options to purchase up to 602,500 common shares at exercise prices between $1.00 and $2.12 per share.

The purpose of the 2005 Stock Option Plan is to provide us with a share related mechanism to enable us to attract, retain, motivate and reward qualified directors, officers, employees and consultants, and to secure the benefits of the incentive inherent in share ownership by directors and key employees and consultants who, in the judgment of our directors will be largely responsible for our future growth and success.

The following information is intended as a brief description of the 2005 Stock Option Plan and is qualified in its entirety by the full text of the 2005 Stock Option Plan.

1.	The maximum number of common shares issuable under the 2005 Stock Option Plan is 1,750,000.

2.

The exercise price of the initial options granted under the 2005 Stock Option Plan is $1.00, and thereafter the exercise price of options, as determined by our board of directors in its sole discretion, will not be less than the weighted average trading price per share on the OTC Bulletin Board market for the ten trading days immediately preceding the date of grant of the option, or, if the shares are no longer listed for trading on the OTC Bulletin Board market, then such other exchange or quotation system on which the common shares are listed or quoted for trading.

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

5.

Any option granted under the 2005 Stock Option Plan may include a stock appreciation right, which may be exercisable only to the extent that the option with which it is included is exercisable. A stock appreciation right will entitle the holder to elect to surrender to our company, unexercised, the option with which it is included, or any portion thereof, and to receive from our company that number of common shares, disregarding fractions, having an aggregate value equal to the excess of the value of one share over the exercise price per share of such option, times the number of shares for which the option or portion thereof, is being exercised. The value of a common share will be determined for these purposes, unless otherwise specified or permitted by applicable regulatory policies, based on the weighted average trading price per share on the OTC Bulletin Board market for the five trading days immediately preceding the date we receive notice of the exercise of the stock appreciation right (or, if the common shares are no longer listed for trading on the OTC Bulletin Board market, then such other exchange or quotation system on which the common shares are listed or quoted for trading).

2006 Equity Incentive Plan

On February 1, 2006, our Board of Directors adopted the 2006 Equity Incentive Plan, providing for the grant of up to 10,000,000 common stock based awards. As of June 15, 2006, there were options outstanding under the 2006 Equity Incentive Plan entitling the holders of the options to purchase up to 1,275,000 common shares at exercise prices between $1.75 and $2.25 per share.

The purpose of the 2006 Equity Incentive Plan is to provide long-term performance incentives to key employees and consultants responsible for the management, growth and protection of our business. The following information is intended as a brief description of the 2006 Equity Incentive Plan and is qualified in its entirety by the full text of the 2006 Equity Incentive Plan.

1.	The maximum number of common shares issuable under the 2006 Equity Incentive Plan is 10,000,000.

2.

The 2006 Equity Incentive Plan provides for the granting of (a) stock options, (b) stock appreciation rights, (c) restricted stock, (d) stock granted as a bonus or in lieu of other awards, (e) other stock-based awards, (f) tax bonuses or other cash payments, and (g) any combination of the foregoing.

3.	The Board, or the Committee of the Board administering the Plan, has the power, subject to the terms of the Plan, to determine the amount and terms of any award under the Plan.

Stock Purchase Warrants

As of June 15, 2006, we had the following outstanding stock purchase warrants:

  warrants to purchase 1,000,000 shares of common stock at an exercise price of $2.00 per share, expiring October 31, 2010, and warrants to purchase 91,525 shares of common stock at an exercise price of $2.25 per share, expiring in May 2007; and

  warrants to purchase 4,120,000 Series A shares at an exercise price of $1.25 per share, expiring December 28, 2007; and

  right granted under agreement dated May 30, 2006 granting BG Capital Group Ltd., the option to purchase 65,375 shares at a price of $2.00 per share expiring in May 30, 2007.

Stock Options Granted During the 2005 Fiscal Year

The following table sets out detail regarding stock option grants made to our Named Executive Officers during the 2005 fiscal year.

Stock Option Grants in Last Fiscal Year Individual Grants
Name	Number of Securities Underlying Options	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date
Brent Lokash	210,000	13.98	1.00	May 5, 2010
Douglas L. Mason	650,000	43.26	1.00	May 5, 2010
Bruce E. Morley	200,000	13.31	1.00	May 5, 2010
Tom Koltai	200,000	13.31	1.00	May 5, 2010
Kevin Doran	60,000	3.99	1.00	May 5, 2010

Aggregated Option Exercises During the 2005 Fiscal Year and Fiscal Year End Option Values

The following table sets forth details of all exercises of stock options by Named Executive Officers during our fiscal year ended December 31, 2005 and the fiscal year end value of unexercised options on an aggregated basis:

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values
Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the- Money Options/SARs at FY- End(1) ($) Exercisable/Unexercisable
Brent Lokash	Nil	Nil	210,000 / nil	$ 235,500 / nil
Douglas L. Mason	Nil	Nil	650,000 / nil	728,000 / nil
Bruce E. Morley	Nil	Nil	200,000 / nil	224,000 / nil
Tom Koltai	Nil	Nil	200,000 / nil	224,000 / nil
Kevin Doran	50,000	Nil	10,000 / nil	11,200 / nil

_______________
(1)	“In-the-Money Options” are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.

Compensation of Directors

During the 2005 fiscal year, we paid or accrued an aggregate of $70,361 to our five former non-management directors. Such directors are not executive officers and such compensation was paid to them solely for services rendered in their capacity as directors of our company or for their involvement in board committees. In their positions as directors and for services rendered and responsibilities assumed in such capacity, certain directors have entitlement to medical, dental, insurance benefits and to stock option compensation.

We have no standard incentive arrangement pursuant to which we compensate directors for their services in their capacity as directors, except for the granting from time to time of incentive stock options. During the most recently completed financial year, we granted an aggregate of 1,420,000 incentive stock options to directors as follows:

Name	No. of Option Shares
Brent Lokash	210,000
Douglas L. Mason	650,000
Bruce Morley	200,000
Tom Koltai	200,000
Kevin Doran	60,000
Marco Markin	50,000
Cameron Strang	50,000

Employment, Management and Consulting Agreements

The following is a summary of the employment and consulting agreements with our senior management. We do not have service agreements with our directors.

Brent Lokash is our President and a Director. We have a director/officer agreement with Mr. Lokash pursuant to which he is appointed as our President and a Director, and which provides for compensation in the form of stock options to Mr. Lokash. This director/officer agreement is terminable by us at any time upon notice, and is terminable by Mr. Lokash upon 60 days’ notice. In addition, we have a consulting agreement with BRL Consulting Inc., a company wholly owned and operated by Mr. Lokash, pursuant to which BRL Consulting provides certain consulting services to us in exchange for cash compensation. This consulting agreement is terminable by either party upon 60 days’ notice.

Andrew Strang is our Chief Operating Executive, pursuant to a one-year consulting agreement we entered into with Mr. Strang on February 1, 2006, and which provides for compensation in the form of stock options and common shares to Mr. Strang. This consulting agreement is terminable by either party upon 30 days’ written notice after the expiration of the first five months of the agreement.

Matt Hoogendoorn, our Chief Financial Officer, has an employment agreement with us providing for cash compensation, with a term from June 1, 2006 to March 31, 2008. This agreement is terminable by us upon 60 days notice after the first year, and is terminable by Mr. Hoogendoorn at any time upon 60 days’ notice.

C.            Board Practices.

Committees of the Board of Directors

Our board of directors has established the following committees:

  Audit Committee: The audit committee reviews our annual and interim financial statements and certain other public disclosure documents required by regulatory authorities and makes recommendations to the board of directors with respect to such statements and documents. This committee also makes recommendations to the board of directors regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Company’s business and risk management programs relating thereto. This committee also reviews with the auditors and management the adequacy of our internal accounting control procedures and systems, considers our audit procedures and reviews and approves the non-audit services to be performed by the independent accountants. During the fiscal year ended December 31, 2005, no non-audit services were performed or approved by the audit committee to be performed by our independent accountants, other than certain tax compliance services which the audit committee believes that the independent accountants could provide without impairing their independence.

  The audit committee is currently comprised of Marco Markin, Brent Lokash and Cameron Strang. Of these directors, only Mr. Strang is considered “independent” within the meaning of section 1.4 of MI 52-110. The board has determined that none of members of our audit committee meet the requirements of an “audit committee financial expert” as defined by the SEC; however, all of the members of the audit committee have significant business experience and a general understanding of accounting principles and knowledge of financial statements.

  The board of directors adopted an Audit Committee Charter on May 11, 2004, a copy of which is available upon request in writing to our corporate secretary.

  Compensation Committee. The Board does not have a separate Compensation Committee, but the entire Board serves as the Compensation Committee.

  Disclosure Committee: The disclosure committee is responsible for advising us and our board of directors on ongoing disclosure requirements as imposed under corporate and securities laws. The disclosure committee is comprised of the entire Board.

D.            Employees

As of December 31, 2005, we and our subsidiaries had a total of 37 staff, who were either employed as employees or retained as consultants. Of this number, 8 worked in various management and administration positions in our corporate head office in Vancouver, British Columbia, and 29 were involved in various sales, marketing and operations.

E.            Share Ownership

The following table provide information as of June 15, 2006 regarding beneficial ownership of our common stock by (i) each of our executive officers and directors, and (ii) all executive officers and directors as a group. None of such persons beneficially owned any shares of Class B preferred stock as of such date. The information in this table is based upon information supplied by such executive officers and directors. To our knowledge and except as set forth in the footnotes to the table, each of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Unless indicated otherwise, each holder’s address is c/o Clearly Canadian Beverage Corporation, 2267 10th Avenue W., Vancouver, British Columbia, Canada V6K 2J1.

As of June 15, 2006, there were 9,636,470 shares of common stock and 2,000,000 shares of Class B preferred stock issued and outstanding.

	Shares Beneficially	Percent
Beneficial Owner	Owned	of Total

Brent Lokash, President and Director (1)	510,000	5.0%
Matthew Hoogendoorn, Chief Financial Officer	--	--
Andrew Strang, Chief Operating Executive (2)	496,250	4.9
Cameron Strang, Director (3)	350,500	3.6
David Parkes, Director (4)	124,500	1.3
Marco P. Markin, Director (5)	50,000	**
All directors and executive officers as a group (6 persons)	1,581,250	14.7%

_______________
** Less than one percent

(1)

Includes 440,000 common shares underlying stock options that are exercisable within 60 days of June 15, 2006 (“Vested Options”) and 30,000 common shares issuable upon exercise of the Series A share purchase warrants.

(2)

Includes 74,500 shares held by Altamont Investments Ltd., a corporation for which Mr. Strang is the sole director and shareholder, and 350,000 shares underlying Vested Options held by Mr. Strang. Does not include 55,750 shares held in a Registered Retirement Savings Plan for Mr. Strang’s wife, for which shares Mr. Strang disclaims beneficial ownership.

(3)	Includes of 50,000 shares underlying Vested Options held by Mr. Strang.
(4)	Includes of 50,000 shares underlying Vested Options held by Mr. Parkes.
(5)	Consists of 50,000 shares underlying Vested Options held by Mr. Markin.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Beneficial Stock Ownership

The following tables provide information as of June 15, 2006 regarding beneficial ownership of our common stock and preferred stock by each person that is known to us to beneficially own 5% or more of any class of our stock. The information in this table is based upon information supplied by such major shareholders. To our knowledge and except as set forth in the footnotes to the table, each of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

As of June 15, 2006, there were 9,636,470 shares of common stock and 2,000,000 shares of Class B preferred stock issued and outstanding.

	Common Stock		Class B Preferred Stock
Name and Address (1)	No. of Shares	Percent	No. of Shares	Percent

Robert Genovese (1)	13,962,575 (2)	62.4%	2,000,000	100.0%
c/o BG Capital Group Ltd.
Slot 2000 A.P. 59223
Nassau, The Bahamas
James Dines	1,000,000 (3)	9.4	--	--
P.O. Box 22
Belvedere, CA 94920
Douglas L. Mason	895,952 (4)	9.1	--	--
Criterion Capital Corporation
3912 Marine Drive
West Vancouver, B.C. V7V 1N4
Brent Lokash	510,000 (5)	5.0	--	--
c/o Clearly Canadian Beverage Corporation
2267 10th Avenue W.
Vancouver, British Columbia V6K 2J1

_______________
** Less than one percent

(1)	Robert Genovese is the sole shareholder of BG Capital Group Ltd and has sole voting and dispositive power over the shares of capital stock owned by BG Capital Group Ltd.
(2)

The 2,000,000 Class B Preferred shares are convertible, in whole but not in part, into such number of our common shares as would equal 50% of the number of our fully diluted common shares immediately prior to such conversion, which as of June 15, 2006 would result in 8,419,669 shares issued upon conversion. The shares shown as beneficially owned includes an additional 200,000 common shares issuable in connection with the conversion of the Class B Preferred shares, and 4,000,000 common shares issuable upon exercise of the Series A share purchase warrants.

(3)	Consists solely of warrants to purchase 1,000,000 common shares held by Mr. Dines.
(4)

Includes 33,966 common shares underlying stock options that are exercisable within 60 days of June 15, 2006 (“Vested Options”) and 60,000 common shares issuable upon exercise of outstanding warrants held by Mr. Mason.

(5)	Includes 440,000 common shares issuable upon exercise of Vested Options and 30,000 common shares issuable upon exercise of the Series A share purchase warrants held by Mr. Lokash.

Changes in Stock Ownership

The following provides a summary of changes in stock ownership during fiscal 2005 with respect to the above Major Shareholders:

  On April 1, 2005, we entered into a consulting agreement with BG Capital Group Ltd., pursuant to which BG Capital Group Ltd. agreed to provide to us certain consulting services, including assistance with accounting, financing and cash flow management as well as advice relating to our corporate restructuring, future financing requirements and on-going strategic planning. In consideration for such services, we agreed to pay to BG Capital Group Ltd. 10,000 shares of our common stock, payable monthly in arrears, at a deemed price of $1.00 per share.

  On May 5, 2005, BG Capital Group Ltd. converted its $1 million loan into 1,000,000 Class A Preferred shares at a price of $1.00 per share, and concurrently we issued to BG Capital Group Ltd. an additional 1,000,000 Class A Preferred shares at a purchase price of $1.00 per share.

  On May 24, 2005, we issued 207,506 common shares to BG Capital Group Ltd. in respect of dividends payable on the Class A and the Class B Preferred Shares. Also, on May 24, 2005, we issued 450,000 shares to BG Capital Group Ltd. as a finder’s fee in connection with our recently completed private placements.

  On May 24, 2005, BG Capital Group Ltd. exchanged its 2,000,000 Class A Preferred shares for 2,000,000 Class B Preferred shares. The Class B Preferred shares are convertible, in whole but not in part, into such number of our common shares as would equal 50% of the number of our fully diluted common shares immediately prior to such conversion.

  In November 2005, we entered into a consulting agreement with James Dines and granted to him a stock purchase warrant to purchase up to 1,000,000 common shares at an exercise price of $2.00 per share.

  On December 28, 2005, we completed a private placement of units with four investors, BG Capital Group Ltd., Douglas L. Mason, a former director, Brent Lokash, our President, CEO and a director, and Gladys Jenks, for an aggregate purchase price of $1 million. The private placement units consisted of an aggregate of 800,000 shares of our common stock, 5,000,000 Series A share purchase warrants, 5,000,000 Series B share purchase warrants, 5,000,000 Series C share purchase warrants and 5,000,000 Series D share purchase warrants. Subsequently, in May 2006, the holders of the foregoing warrants agreed to surrender all but 4,120,000 warrants of their 20,000,000 warrants.

  Since May 2005, Brent Lokash, our President and a Director, received stock options for a total of 460,000 common shares. In December 2005, Mr. Lokash purchased shares and warrants in our private placement of units described above. Between March and May 2006, Brent Lokash sold a total of 70,000 shares of common stock in private transactions.

  In December 2005, Douglas L. Mason purchased shares and warrants in our private placement of units described above. In March 2006, Mr. Mason exercised stock options for 650,000 shares at an exercise price of $1.00 per share and privately sold a total of 495,000 shares at a selling price of $2.00 per share. In addition during the past year, Mr. Mason and his affiliates purchased and sold common shares through market transactions affected on the OTCBB.

Voting Rights

All holders of common shares have the same voting rights. Each Class B Preferred Share has the right to five votes on any vote of the common shareholder (see “Item 11. Additional Information – General Description of Capital Structure – Class B Preferred Shares”).

U.S. Stockholders

At June 15, 2006, based on the records of Pacific Corporate Trust, our transfer agent, there were 156 holders of record of common stock with an address in the United States, who collectively held 1,803,977 shares of common stock, representing approximately 18.7% of the total issued and outstanding common shares.

Control

BG Capital Group Ltd., our majority shareholder, has three nominees on our board of directors and beneficially owns or controls more than 57% of our voting power and effectively controls our company. Through its holdings, BG Capital Group Ltd. can influence matters requiring shareholder approval, including the election of directors. Such control could have the effect of delaying, deferring or preventing a change of control of our company.

Other than BG Capital, to the best of our knowledge, we are not directly nor indirectly owned or controlled by any other person, entity or government.

Change of Control

We have a shareholders’ rights plan and supermajority approval requirements, each of which may prevent or delay a future change of control of our company. See “Item 10. Additional Information – Shareholder Protection Provisions” below.

B.            Related Party Transactions

Except as set out below or otherwise disclosed in this report or in our audited financial statements attached hereto, there are no material transactions with any of our directors, officers or control persons that have occurred during the last three fiscal years.

  On March 4, 2004, we entered into a loan agreement with Quest Capital Corp., pursuant to which Quest Capital Corp. agreed to loan to us an aggregate of Cdn$1,350,000. In consideration of the loan agreement, as amended March 19, 2004, April 6, 2004 and September 20, 2004, we issued to Quest Capital Corp. 660,000 of our common shares as bonus shares on March 19, 2004, 167,500 additional shares on September 20, 2004 and 202,500 additional shares on November 18, 2004. The loan was repaid in full by November 23, 2004. Pursuant to the terms of the loan, we were required to arrange the sale of the bonus shares. In order to facilitate the loan, Douglas L. Mason, our former President, Chief Executive Officer and director, agreed to purchase the bonus shares at a price of $0.40 per share from Quest Capital Corp. on July 6, 2004.

  Concurrently with the loan from Quest Capital, on March 4, 2004, we entered into a loan agreement, as amended April 6, 2004 and November 19, 2004, with certain of our former directors and officers. Pursuant to the loan, those directors and officers provided to us an additional $500,000. The loan bore an interest rate of 12% per year compounded and payable monthly and is secured by a charge over all of our present and future assets and properties, but is subordinated in priority and payment to the loans to us from Global (GMPC) Holdings Inc. Pursuant to the terms of loan, we issued to those former directors and officers an aggregate of 330,000 common shares as follows:

Name	Management Loan Shares
Criterion Capital Corporation(1)	215,688
Bruce E. Morley(2)	9,108
Glen D. Foreman(3)	9,108
Neville Kirchmann(3)	9,108
Philip Langridge(3)	86,988

_______________
(1)	A company controlled by Douglas L. Mason, our former President, Chief Executive Officer and director.
(2)	Our former Chief Legal Officer, Secretary and director.
(3)	A former director of our company.
  On December 14, 2004 and January 14, 2005, we completed a private placement of 1,500,000 common shares (pre-reverse split) at a price of Cdn$0.25 per share, of which 1,035,000 shares were acquired by certain former directors, officers and employees of our company as follows:
Name	Number of Shares
Douglas L. Mason(1)	700,000
Bruce E. Morley(2)	115,000
Stuart R. Ross	25,000
Philip Langridge	100,000
Neville Kirchmann	50,000
Glen D. Foreman	25,000
Sead Hamzagic	20,000
Gordon Ewart(3)	232,500
Jana Ewart(3)	232,500

_______________
(1)	Includes common shares sold to Criterion Capital Corporation, a company controlled by Douglas L. Mason, our former President, Chief Executive Officer and director.

(2)	Includes common shares sold to Bruce E. Morley Law Corporation, a company controlled by Bruce E. Morley, our former Chief Legal Officer, Secretary and director.
(3)	Not a director, officer or employee of our company.

  On February 9, 2005, we entered into a loan agreement and demand note with BG Capital Group Ltd., pursuant to which BG Capital Group Ltd. agreed to loan to us an aggregate of $1,000,000. The loan bore interest at a rate of 10% per annum and was payable within 90 days, upon demand.

  On April 1, 2005, we entered into a consulting agreement with BG Capital Group Ltd., pursuant to which BG Capital Group Ltd. agreed to provide to us certain consulting services, including assistance with accounting, financing and cash flow management as well as advice relating to our corporate restructuring, future financing requirements and on-going strategic planning. In consideration for such services, we agreed to pay to BG
  Capital Group Ltd. 10,000 shares of our common stock, payable in monthly in arrears, at a deemed price of $1.00 per share.

  On May 5, 2005, BG Capital Group Ltd. converted its $1,000,000 loan with our company into 1,000,000 Class A Preferred shares at $1.00 per share and concurrently we sold to BG Capital Group Ltd. an additional 1,000,000 Class A Preferred shares at $1.00 per share. Also on May 5, 2005, three nominees of BG Capital Group Ltd., Marco Markin, Brent Lokash and Cameron Strang, were appointed to our board of directors.

  On May 25, 2005, BG Capital Group exchanged its 2,000,000 Class A Preferred shares for 2,000,000 Class B Preferred shares (100% of class). The Class B Preferred shares are convertible, in whole but not in part, into such number of our common shares as would equal 50% of the number of our fully diluted common shares immediately prior to such conversion.

  On May 24, 2005, we issued 207,506 common shares to BG Capital Group Ltd. in respect of dividends payable on the Class A and the Class B Preferred Shares. Also, on May 24, 2005, we issued 450,000 shares to BG Capital Group Ltd. as a finder’s fee in connection with our recently completed private placements.

  On December 28, 2005, we completed a private placement of units with four investors, BG Capital Group Ltd., Douglas L. Mason, a director, Brent Lokash, our President, CEO and a director, and Gladys Jenks, for an aggregate purchase price of $1,000,000. The private placement units consisted of an aggregate of 800,000 shares of our common stock, 5,000,000 Series A share purchase warrants, 5,000,000 Series B share purchase warrants, 5,000,000 Series C share purchase warrants and 5,000,000 Series D share purchase warrants.
  Subsequently, in May 2006, the holders of the foregoing warrants agreed to surrender all but 4,120,000 warrants of their 20,000,000 warrants.

  On May 30, 2006, we announced the completion of a series of non-brokered private placements for a total sale of 1,312,500 common shares for an aggregate purchase price of $2,625,000. In connection with the financing, we paid finders’ fees by issuing warrants, vesting immediately and expiring in one year, to purchase 91,525 common shares at a purchase price of $2.25 per share and paying cash of $313,800, of which $130,750 was paid to BG Capital Group Ltd., our controlling shareholder. BG Capital is entitled to return its portion of the finder’s fee to us, within one year, in return for being issued an equivalent amount in common shares based on a price of $2.00 per share.

  Brent Lokash is our President and a Director. On May 5, 2005 Mr. Lokash was appointed to our board of directors as one of the three nominees of BG Capital Group Ltd. We have a consulting agreement with BRL
  Consulting Inc., a company wholly owned and operated by Mr. Lokash, pursuant to which BRL Consulting provides certain consulting services to us for Cdn$13,000 per month. The consulting agreement is terminable upon 60-days notice.

  Andrew Strang is our Chief Operating Executive, pursuant to a one year consulting agreement we entered into with Mr. Strang on February 1, 2006. Under this agreement, we granted to Mr. Strang stock options to purchase 150,000 common shares at an exercise price of $1.00 per share, stock options to purchase 100,000 common shares at an exercise price of $2.00 per share, and stock options to purchase 100,000 common shares at an exercise price of $2.25 per share. In addition, Mr. Strang is to receive the equivalent of Cdn$10,000 in common shares per month for the last six months of the contract. Either party may terminate upon 30 days written notice after the expiration of the first five months of the agreement.

Except as disclosed in the preceding discussion, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

C.            Interests of Experts and Counsel

Not Applicable.

ITEM 8.            FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 and see Item 5 for additional financial information related to the Company.

Legal Proceedings

Other than as set out below, there are no material legal proceedings to which we are a party or to which any of our properties is subject, nor are any such proceedings known to be contemplated. From time to time, we are subject to other legal proceedings and claims that arise in the ordinary course of its business.

Dispute with Ralph Moyal

In and around April 1997, we acquired the shares of Blue Mountain Springs Ltd. (Blue Mountain) for Cdn$4,500,000, of which Cdn$1,750,000 remains outstanding to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors). In April 1997, a claim was filed in the Ontario Supreme Court against Clearly Canadian, and Gerry McGrath, the father of the Vendors. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which we acquired Blue Mountain. We are vigorously defending the Moyal action on the basis that we were not involved in, nor did we have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that we are a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, we have asserted a claim against the Vendors for contribution and indemnity in accordance with our rights under the Share Purchase Agreement. We have delivered a statement of defence, counterclaim and cross claim in which we have claimed damages against Moyal, as a result of the registration of a certificate of pending litigation against certain lands owned by Blue Mountain, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions.

In and around October 1997, a claim was filed by the Vendors in the Ontario Supreme Court against us seeking damages for breach of the Share Purchase Agreement, and in particular, seeking payment under the Share Purchase Agreement, portions of which we have withheld to date based on our indemnity and set off rights under the Share Purchase Agreement and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with our purchase of Blue Mountain. In January 1998, a related claim was filed by the Vendors in the Ontario Supreme Court against us seeking damages as a result of our failure to agree to release shares and monies related to payments under the Share Purchase Agreement. We are vigorously defending these actions and we have delivered a statement of defence and counterclaim against the Vendors in which we deny that we have breached our obligations under the Share Purchase Agreement and we state that it is the Vendors who have failed to uphold their obligations under the Share Purchase Agreement. In our counterclaim, we claim against the Vendors for contribution and indemnity and the right of set off as described above.

The trials of all of the above noted claims are scheduled to be heard together. Although there is no scheduled trial date, it is anticipated that these actions could be heard before the court in the fall of 2006 or the spring of 2007or earlier if certain issues within the actions proceed to court by way of summary motion instead of trial. Based on the facts and the indemnity and set off rights that we have against the Vendors, we believe that no accrual is required.

We have has incurred approximately Cdn$991,367.58 in legal fees to date in defending and prosecuting the above noted actions, of which approximately Cdn$28,368.82 was incurred in the current year. We expect to be able to apply a portion of these amounts toward any amounts due upon the outcome of these matters. These legal fees have been expensed in the periods in which they were incurred.

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against us in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from us for allegedly constructively dismissing him as an officer of Clearly Canadian. Continental is claiming compensation from us alleging that we terminated our management agreement without cause. Mr. Horton and Continental are claiming an aggregate of Cdn$2.4 million plus interest and costs. We do not accept Mr. Horton’s and Continental’s allegations, and we have filed statements of defence and have further filed counterclaims against Mr. Horton and Continental for monies owed and damages. We have made an accrual based on its expected costs.

Dividend Policy

During the years ended December 31, 2005 and 2004, we did not pay any cash dividends to any holders of our equity securities.

The Class A shares provide for the payment of cash dividends on each Class A share at the rate of 10% per annum of the deemed issue price of $1.00 per Class A share. Dividends on the Class A shares are to be paid quarterly, in advance, commencing on the date of issuance of the Class A shares, through the issuance of common shares at a 10-day average trading price. Accordingly, on May 24, 2005, we issued 7,506 common shares to BG Capital Group Ltd. in respect of dividends payable on the Class A shares at a price of $1.46 per share. As of June 15, 2006, there are no Class A shares issued and outstanding, and no further dividends are accruing on the Class A shares.

The Class B shares provide for the payment of cash dividends on each Class B share at the rate of 10% per annum of the deemed issue price of $1.00 per Class B share. For the first year, dividends on the Class B shares were payable in advance on the date of issuance of the Class B shares through the issuance of common shares at a price of $1.00 per share. Accordingly, on May 24, 2005, we issued 200,000 common shares to BG Capital Group Ltd. in respect of dividends payable on the Class B shares. As of June 15, 2006, there are 2,000,000 Class B shares issued and outstanding, all of which are held by BG Capital.

We have no fixed dividend policy. The payment of dividends in the future will depend, among other things, upon our earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that we will generate sufficient earnings to allow us to pay dividends.

B.            Significant Changes

There have been no significant changes to our business since December 31, 2005, except as disclosed herein.

ITEM 9.            THE OFFER AND LISTING

A.            Offer and Listing Details

Trading Markets

Our common stock currently trades on the OTC Bulletin Board under the symbol “CCBEF”. Our common stock commenced trading through the NASDAQ system on September 3, 1987; however, on February 14, 2001, our shares were delisted from NASDAQ (based on non-compliance with NASDAQ’s minimum bid price and minimum market value requirements for continued listing) and our shares have been trading in the United States on the OTC Bulletin Board since.

Previously, our common shares were also traded in Canada. Originally, our common shares were listed for trading on the Vancouver Stock Exchange (the “VSE”) on January 25, 1984. On December 3, 1997, our shares were listed for trading on the Toronto Stock Exchange (the “TSX”) and on January 9, 1998, we voluntarily delisted our securities from the VSE. On February 17, 2005, our shares commenced trading on the Canadian Trading and Quotational System Inc. (“CNQ”) under the symbol “CCBC” and concurrently our common shares were voluntarily delisted from trading on the TSX as we were not meeting the TSX’s continued listing requirements. Subsequently, on May 6, 2005, we voluntarily delisted from trading on the CNQ to facilitate certain contractual and financing matters related to our transactions with BG Capital.

On May 2, 2005, a 1:10 reverse split was completed on our common stock and the common stock began trading on a post-consolidated basis on May 5, 2005. The market price information provided in the tables below represents actual trading prices. The following table sets out the annual high and low sale prices for the common shares traded on the OTC Bulletin Board for the five years ended December 31, 2005. These quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices.

Year	High	Low
2001	$1.25	$0.45
2002	0.95	0.40
2003	0.51	0.20
2004	0.45	0.16
2005	2.50	1.10

The following table sets the quarterly high and low sale prices (in U.S. dollars) for our common shares traded on the OTC Bulletin Board for the 2005 and 2004 fiscal years. These quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices.

	Calendar Quarter	High	Low
2004:	1st Quarter	$4.50	2.10
	2nd Quarter	3.90	2.60
	3rd Quarter	3.40	1.60
	4th Quarter	2.60	1.70
2005:	1st Quarter	3.40	2.10
	2nd Quarter	2.30	1.20
	3rd Quarter	1.90	1.10
	4th Quarter	2.22	1.17

The following table sets out the monthly high and low sale prices (in U.S. dollars) for our common shares traded on the OTC Bulletin Board during the six months ended May 31, 2006. These quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices.

Month	High	Low
December 2005	$2.22	$2.09
January 2006	2.35	2.11
February 2006	2.43	2.28
March 2006	2.62	2.31
April 2006	2.57	2.34
May 2006	2.89	2.62

Our Class A Preferred Shares and Class B Preferred Shares do not trade on a Canadian marketplace or foreign marketplace.

Transfer Agent

The transfer agent and registrar for our common stock is Pacific Corporate Trust Company, 10th Floor –625 Howe Street, Vancouver, BC, Canada V7V 1E1 (Telephone: 1-877-288-6822).

B.            Plan of Distribution

Not applicable.

C.            Markets

See “Item 9. Offer and Listing Details – Trading Markets” above.

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the Issue

Not applicable.

ITEM 10.            ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

Clearly Canadian Beverage Corporation was incorporated under the Company Act (British Columbia), and we are now governed by the Business Corporations Act (British Columbia) (the “BCA”). Our “Notice of Articles” (formerly called a “memorandum”) does not restrict the business that we may carry on, nor does it set out any specific objects or purposes for our business.

Directors

Under the BCA, every director and every senior officer of our company who is, in any way, directly or indirectly, materially interested in a proposed material contract or transaction with us is required, subject to certain exemptions, to disclose the nature and extent of his or her interest at a meeting of the directors. The BCA further provides that every director must account to us for any profit made as a consequence of our entering into or performing the proposed material contract or transaction in which the director has a material interest, unless either:

(a)

the director or senior officer discloses his or her interest as described above and the proposed contract or transaction is approved by the non-conflicted directors, or by special resolution of the shareholders; or

(b)	the contract or transaction was approved by the court as being reasonable and fair to our company at the time it was entered into.

A special resolution is a resolution passed by a majority of not less than three-quarters of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at a duly called general meeting of our company. Under our articles, a director who is interested in a proposed contract or transaction with us may be counted in the quorum at any directors’ meeting at which the proposed contract or transaction is approved.

Compensation payable to our directors is set by the board of directors with input from the compensation committee. An independent quorum of directors is not required in order for the board of directors to approve compensation payable to directors.

Under our articles, the board of directors may authorize the borrowing of money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit. These borrowing powers may be varied by an amendment to our articles approved by a special resolution of the shareholders.

Our articles provide for a rotation of the terms of office for directors. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the articles is required to retire from office at succeeding annual general meetings. Directors are not required to hold shares in our company.

General Description of Capital Structure

On December 31, 2005, our issued and authorized share capital consisted of the following:

  an unlimited number of common shares without par value, of which 6,864,352 common shares were issued and outstanding;
  2,000,000 Class A Preferred Shares, none of which were issued and outstanding; and
  2,000,000 Class B Preferred Shares, 2,000,000 shares of which were issued and outstanding.

On March 16, 2006, we held a special general meeting of shareholders, at which the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. To date no Variable Multiple Voting Shares have been issued.

Common Shares

Each common share entitles the holder to one vote at any meeting of our shareholders, to receive, as and when declared by the Board of Directors, dividends in such amounts as shall be determined by the Board of Directors; and to receive any remaining property in the event of liquidation, dissolution or winding-up of our company.

Class A Preferred Shares

The rights attached to the Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares calculated at a share price equal to the ten day average closing price of our common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares, and the right of conversion into common shares at a conversion price equal to the ten day average trading price of common shares on the OTC Bulletin Board market preceding the date of conversion. The Class A Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and (ii) any class or series of shares of our capital stock created subsequent to these Class A Preferred Shares which by their terms ranks junior to the Class A Preferred Shares and junior to the Class B Preferred Shares and (iv) any class or series of shares of our capital stock created subsequent to the Class A Preferred Shares which by their terms ranks senior to the Class A Preferred Shares (the “Senior Securities”); and pari passu with (v) any class or series of shares of our capital stock created subsequent to the Class A Preferred Shares by their terms ranks on a parity with the Class A Preferred Shares.

Class B Preferred Shares

The rights attached to the Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares at a price of $1.00 per share, and thereafter in advance in monthly cash instalments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares as a class are convertible, in whole but not in part, into such number of common shares as would equal 50% of the number of fully diluted common shares immediately prior to such conversion of the Class B Preferred Shares. The Class B Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and the Class A Preferred Shares; and (ii) any class or series of shares of our capital stock created subsequent to these Class B Preferred Shares which by their terms ranks junior to the Class A Preferred Shares and junior to the Class B Preferred Shares and (iv) any class or series of shares of our capital stock created subsequent to the Class B Preferred Shares which by their terms ranks senior to the Class B Preferred Shares (the “Senior Securities”); and pari passu with (v) any class or series of shares of our capital stock created subsequent to the Class B Preferred Shares by their terms ranks on a parity with the Class B Preferred Shares.

Variable Multiple Voting Shares

The Variable Multiple Voting Shares rank equally with the common shares with respect to dividends and rights on liquidation. With regard to voting, each Variable Multiple Voting Share entitles the holder thereof to 10 votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V	=	LVS	x	10
CS

Where:

V	=	the number of votes attaching to each issued Variable Multiple Voting Share
LVS	=	the number of issued common shares, redesignated as Limited Voting Shares
CS	=

the number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decrease upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation.

Share Rights

Amendments to our articles, including any provisions affecting rights attaching to shares of our capital stock, must be approved by a special resolution of the shareholders, or as otherwise provided for in the BCA. Rights or special rights attached to a particular class or series of shares may not be prejudiced or interfered with without first obtaining consent by way of special resolution of the holders of the affected class or series of shares.

We have adopted a shareholders’ rights plan. Under the plan, a person or group of persons acting jointly that acquire beneficial ownership of 20% or more of our outstanding common shares may not be entitled to exercise rights issued under the plan. See “Shareholder Protection Provisions – The Rights Plan” below.

Meetings of Shareholders

We must hold an annual general meeting of shareholders at least once in every calendar year and not more than 13 months after the date the last annual general meeting was held. In addition, our directors may, whenever they think fit, convene a general meeting of shareholders for whatever purpose the directors may determine. Under the BCA, directors must convene a general meeting of shareholders on the requisition of one or more shareholders holding in the aggregate not less than 5% of the issued voting shares. All shareholders of record as at the record date set for a meeting of shareholders are entitled to attend and vote at the meeting in person or by proxy.

Shareholder Protection Provisions

Our shareholders have previously approved the adoption of certain shareholder protection measures to deter coercive or unfair takeover tactics or offers, and to encourage potential acquirers in any takeover attempts to negotiate directly with our board of directors. Specifically, the shareholders have approved and we have implemented a rights plan (the “Rights Plan”), the terms of which are contained in a rights agreement dated October 1, 1990, as amended, and a supermajority amendment (the “Supermajority Amendment”) which forms a part of our articles.

The Rights Plan

Pursuant to the Rights Plan, each common share carries one right (a “Right”) which becomes exercisable on the date (the “Distribution Date”) which corresponds to the close of business on the 10th business day after the earlier to occur of (i) the date of a public announcement that a person or group of persons acting jointly (an “Acquiring Person”) have acquired beneficial ownership of 20% or more of the outstanding common shares, other than pursuant to an offer which is determined by our board of directors to be fair and otherwise in the best interests of us and our shareholders (a “Qualified Offer”), such date being the “Stock Acquisition Date”, or (ii) the date of a public announcement of the commencement, or announcement of an intention to make, a takeover offer, the consummation of which would result in the beneficial ownership by a person or group of persons acting jointly of 20% or more of the outstanding common shares. Until the Distribution Date, the Rights are evidenced by the certificates representing the common shares and the Rights may be transferred only with the common shares. Following the Distribution Date, the Rights are transferable and certificates representing the Rights will be issued to the holders of record of the common shares.

Each Right will entitle its holder upon exercise and payment of the exercise price in effect from time to time (currently Cdn$15.00) (the “Exercise Price”) to one common share. Upon the occurrence of certain events including (i) the acquisition by a person or a group of persons acting jointly of 20% or more of the common shares other than pursuant to a Qualified Offer or (ii) a merger or other business combination transaction (other than a merger which follows a Qualified Offer) or (iii) the sale of 50% or more of our consolidated assets or earning power, provision will be made so that each Right will entitle its holder upon exercise to receive, upon payment of the Exercise Price in effect at the time, that number of common shares which have a market value of two times such Exercise Price provided that any Acquiring Person shall not be entitled to the benefit of such adjustment.

Until the 10th business day following the Stock Acquisition Date, the Rights may be redeemed, in whole, but not in part, by the board of directors at a price of Cdn$0.001 per Right and upon the redemption of the Rights the holders of the Rights will be entitled only to receive the redemption price.

The Rights Plan was first approved by our shareholders at the annual general meeting held on December 1, 1989. The Rights Plan was for an initial term of 10 years and expired on December 31, 1999. At the annual general meeting held on June 24, 1999, the shareholders approved the re-adoption and extension of the Rights Plan for a further 10 years (expiry date December 31, 2009). At the annual general meeting held on June 23, 2000, the shareholders approved reducing the Exercise Price of a Right from Cdn$70.00 to Cdn$15.00.

This description is qualified in its entirety by reference to the rights agreement pursuant to which the Rights Plan was established.

The Supermajority Amendment

The Supermajority Amendment requires that certain mergers and other forms of business combinations involving us and beneficial owner of greater than 20% of the outstanding common shares be approved by the holders of at least 80% of the outstanding common shares unless such transaction is approved by the board of directors in which case the Supermajority Amendment will not apply. The Supermajority Amendment provides that the approval of the holders of at least 80% of the outstanding common shares must be obtained in order to amend, repeal, or adopt any provisions inconsistent with the Supermajority Amendment, unless such action is approved by the majority of the board of directors.

The full text of the Supermajority Amendment is contained in our articles and this description is qualified in its entirety by reference to our articles.

C.            Material Contracts

Other than contracts entered into in the ordinary course of business, we have entered into the following material contracts during the two years proceeding the date of this annual report:

  Quest Loan Agreement dated March 4, 2004, and amended March 19, 2004 April 6, 2004 and September 20, 2004, pursuant to which Quest Capital Corp. agreed to lend to us an aggregate amount of Cdn$1,350,000 on certain terms and conditions (which loan was repaid by us in November 2004). In consideration of the loan, we issued to Quest Capital Corp. 660,000 of our common shares as bonus shares on March 19, 2004, 167,500 additional shares on September 20, 2004 and 202,500 additional shares on November 18, 2004. Pursuant to the terms of the loan, we were required to arrange the sale of the bonus shares. In order to facilitate the loan, Douglas L. Mason, our former President, Chief Executive Officer and director, agreed to purchase the bonus shares at a price of $0.40 per share from Quest Capital Corp. on July 6, 2004;

  Management Loan Agreement dated for reference March 4, 2004 between us, Criterion Capital Corporation, Philip Langridge, Glen D. Foreman, Neville Kirchmann and Bruce E. Morley (the “Former Management Group”), as amended by agreement dated for reference April 6, 2004, pursuant to which the Former Management Group loaned us $500,000, which loan bore interest at a rate of 12% per annum compounded and payable monthly (which loan was repaid by us in May 2005);

  Loan Agreement dated November 23, 2004 between us and Global (GMPC) Holdings Inc. On November 23, 2005, we entered into an amendment of the loan agreement with Global (GMPC) Holdings Inc., pursuant to which Global (GMPC) Holdings Inc. agreed to extend the maturity date of the loan to May 2, 2006. Global (GMPC) Holdings Inc. also agreed to convert Cdn$500,000 of the principal amount of the loan into our common shares at a conversion price of US$2.00 per share. The remaining Cdn$500,000 of the principal amount was convertible at US$2.00 per share at the option of Global (GMPC) Holdings Ltd. As consideration for the amendment, we issued 75,000 shares of our common stock to Global (GMPC) Holdings Inc. Global (GMPC) Holdings Inc. agreed that no interest will be payable on the remaining principal amount of the loan. The loan was paid in full on May 2, 2005;

  Loan Agreement, dated February 9, 2005, between us and BG Capital Group Ltd., pursuant to which BG Capital agreed to loan us $1,000,000;

  Preferred Share Purchase Agreement dated for reference March 28, 2005 between us and BG Capital Group Ltd., pursuant to which BG Capital purchased Class A preferred shares to be exchanged into Class B preferred shares, and pursuant to which we agreed to take certain actions;

  Private Placement Subscription Agreement, dated December 28, 2005, between us and four investors (BG Capital Group Ltd., Douglas L. Mason, a director, Brent Lokash, our President and a director, and Gladys Jenks) in our private placement of units for 800,000 common shares, 5,000,000 Series A warrants, 5,000,000 Series B warrants, 5,000,000 Series C warrants, and 5,000,000 Series D warrants for a total purchase price of $1,000,000. Pursuant to these subscription agreements, we agreed to take certain actions to register with the SEC the shares and warrant shares. These agreements were subsequently amended on May 12, 2006, for the cancellation of warrants and to submit to the shareholders a proposal to amend the terms of the Class B preferred shares;

  Asset Purchase Agreement dated April 21, 2006, between us and Fern Brook Springs Bottled Water Company Ltd., pursuant to which we sold our Innisfill water equipment, storage tanks and water sources at the Thornton well site for Cdn$400,000.

D.            Exchange Controls

There are no governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance to the United States of interest, dividends or other payments to non-resident holders of our shares. However, the payment or crediting of interest or dividends to United States residents may be subject to applicable withholding taxes at a rate prescribed by the Income Tax Act (Canada) and modified by the provisions of the Canada-United States Income Tax Convention, 1980 (see commentary in the section entitled “Taxation” below).

Except as provided in the Investment Canada Act (the “ICA”), there are no limitations under the laws of Canada, the Province of British Columbia or in our Memorandum or Articles on the right of foreigners to hold and/or vote the shares of our capital stock.

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

Specific investment thresholds apply to investors of the United States. The investment threshold for a direct acquisition of control has been established at Cdn$250 million for 2005 and no review is required for an indirect acquisition of control. Each year the direct acquisition investment threshold is adjusted for inflation.

E.            Taxation

Canadian Federal Income Tax Considerations

The following is a general discussion of the material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States and who is not, and is not deemed to be, a resident of Canada, who holds such common shares as capital property and who does not use or hold such common shares in carrying on a business in Canada (a “Non-Resident Holder”).

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

This summary is not exhaustive of all possible Canadian federal income tax consequences to all Non-Resident Holders and in particular will not be applicable where the Non-Resident Holder is a non-resident insurer carrying on an insurance business in Canada in respect of which our common shares are held or used in Canada. Nor should these comments be interpreted as legal or tax advice to any particular Non-Resident Holder, each of whom should consult their own tax advisors with respect to their particular circumstances.

Dividends

Dividends (including deemed dividends) paid or credited on our common shares to a Non-Resident Holder will be subject to withholding tax in Canada. The Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”) provides that the normal 25% rate of withholding tax on the gross amount of such dividends is reduced to 15% if paid to a resident of the United States. The Treaty provides for a further reduction of the withholding tax rate to 5% if the beneficial owner of such dividends is a company (any entity which is treated as a body corporate for purposes of the ITA) which is a resident of the United States and which owns at least 10% of our voting stock.

Capital Gains

A Non-Resident Holder will not be subject to tax under the ITA in respect of a capital gain realized upon the disposition or deemed disposition (such as would arise on the death of an individual Non-Resident Holder) of a common share unless such share is “taxable Canadian property” to the Non-Resident Holder. A common share in the capital of our company will be taxable Canadian property to a Non-Resident Holder if (i) at any time during the five year period ending at the time of disposition of such share, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons owned (or had an option to acquire) 25% or more of the issued shares of any class or series of our capital stock; or (ii) the Non-Resident Holder elected under the ITA to treat such common shares as taxable Canadian property upon ceasing to be a resident of Canada prior to October 2, 1996.

However, under the Treaty, a Non-Resident Holder to whom our common shares represent taxable Canadian property will not be liable to tax in Canada in respect of a capital gain realized on the disposition of such shares unless:

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

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares (“Common Shares”).

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

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

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of our outstanding shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “Taxation—Canadian Federal Income Tax Considerations” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits.” To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the

121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

We generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) we are incorporated in a possession of the U.S., (b) we are eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if we satisfies one or more of such requirements, we will not be treated as a QFC if we are a “passive foreign investment company” (as defined below) for the taxable year during which we pay a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, we do not believe that we were a “passive foreign investment company” for the taxable year ended December 31, 2005, and we do not expect that we will be a “passive foreign investment company” for the taxable year ending December 31, 2006. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge our determination concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, although we anticipate that we may be a QFC, there can be no assurances that the IRS will not challenge the determination made by us concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If we are not a QFC, a dividend paid by us to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common

Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

Additional Rules that May Apply to U.S. Holders

If we are a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

We generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (a “10% Shareholder”).

If we are a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of our “subpart F income” (as defined in Section 952 of the Code) and (b) such 10% Shareholder’s pro rata share of our earnings invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of our “earnings and profits” that are attributable to such Common Shares. If we are both a CFC and a “passive foreign investment company” (as defined below), we generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

We do not believe that we have has previously been, or currently is, a CFC. However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

We generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if we are not publicly traded and either are a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our “net capital gain,” which will be taxed as long-term capital gain to such U.S. Holder, and (b) our “ordinary earnings,” which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

We do not believe that we were a PFIC for the taxable year ended December 31, 2005, and we do not expect that we will be a PFIC for the taxable year ending December 31, 2006. There can be no assurance, however, that the IRS will not challenge our determination concerning its PFIC status or that we will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

F.            Dividends and Paying Agents

Not applicable.

G.            Statements by Experts

Not applicable.

H.            Documents on Display

Copies of our notice of articles and articles, along with copies of the Rights Plan, the 1997 Stock Option Plan, the 2005 Stock Option Plan and the 2006 Equity Incentive Plan may be inspected at our offices 2267 10th Avenue W., Vancouver, British Columbia, Canada during normal business hours.

I.            Subsidiary Information

All subsidiary information for Clearly Canadian is included in its consolidated financial statements.

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Other than described below, we are not a party to any market risk sensitive instruments other than instruments evidencing interest-bearing debt obligations as described in “Item 5. Operating and Financial Review and Prospects” and in Note 2 and Note 10 to our audited financial statements for the year ended December 31, 2005 entitled “Summary of Significant Accounting Policies” and “Long-Term Debt”, respectively.

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b)	Concentration of credit risk

We grant credit to our customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2005, two customers represented 60% (two customers in December 31, 2004 - 32%) of total accounts receivable.

c)	Interest rate risk

Our short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in Note 10 to the financial statements. We do not use derivative instruments to manage our exposure to interest rate risk.

d)	Foreign exchange rate risk

The majority of our revenues are earned and production costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and we are therefore subject to risk due to fluctuations in exchange rates. We do not use derivative instruments to manage our exposure to foreign exchange rate risk.

ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We are not in default in the payment of any principal or interest instalments with respect to any of our indebtedness, nor are we in arrears in the payment of any dividends declared by us.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No material modifications have been made to the rights of holders of our shares of capital stock as presented in our notice of articles and articles. We have adopted a shareholder rights plan, the terms of which are described in “Item 10. Additional Information – Shareholder Protection Provisions.”

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

During the year ended December 31, 2005, covered by this report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that none of members of the Audit Committee meets the requirements of an “audit committee financial expert” as defined by the SEC. All of the members of the Audit Committee have significant business experience and a general understanding of accounting principles and knowledge of financial statements. Our Chief Financial Officer and our Controller are available to assist the audit committee with respect to accounting issues.

ITEM 16B.        CODE OF ETHICS

We have adopted a code of ethics for our Chief Executive Officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. Our code of ethics complies with the SEC rules. The code of ethics addresses the following:

  honest and ethical conduct, including handling of corporate opportunities and conflicts of interest;

  full, fair, accurate, timely and quality public disclosure filed with the SEC and otherwise publicly made by us;

  compliance with applicable the laws and regulations;

  prompt internal reporting of violations of the code of ethics; and

  accountability for adherence to the code of ethics;

A copy of the code of ethics was previously filed with the SEC as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003.

There have been no waivers to the code of ethics as of the date of this report.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective February 10, 2006, we changed our independent auditors from PricewaterhouseCoopers LLC, Chartered Accountants of Suite 700 – 250 Howe Street, Vancouver, British Columbia V6C 3A7 to UHY LDMB Advisors Inc. of 6345 - 197 Street, Langley, British Columbia V2Y 1K8.

PricewaterhouseCoopers LLP served as our independent auditor for fiscal 2004 and 2005. The table below sets forth the total amount billed by PricewaterhouseCoopers LLP for services performed in the 2005 and 2004 fiscal years, and breaks down these amounts by category of service:

	2005	2004

Audit fees	$36,695	$71,515

Audit-related fees	4,415	8,755

Tax fees	11,742	18,480

All other fees	--	--

Total	$52,852	$98,750

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. This category comprises fees billed for independent accountant review of the interim financial statements, as well as advisory services associated with our financial reporting.

“Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

“Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP. Any services provided by PricewaterhouseCoopers LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. The audit committee pre-approves any non-audit services to be performed by the independent accountants under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

During the fiscal year ended December 31, 2005, no non-audit services were performed or approved by the audit committee to be performed by our independent accountants, other than certain tax compliance services which the audit committee believes that the independent accountants could provide without impairing their independence. There were no waivers of the audit committee pre-approval process in 2005.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not Applicable.

PART III

ITEM 17.            FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18.            FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

  Auditors’ Report

  Consolidated Balance Sheets as of December 31, 2005 and 2004

  Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003

  Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003

  Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003

  Notes to Consolidated Financial Statements

Auditors’ Report

To the Shareholders of
Clearly Canadian Beverage Corporation

We have audited the consolidated balance sheet of Clearly Canadian Beverage Corporation as at December 31, 2005 and the consolidated statement of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of Clearly Canadian Beverage Corporation as at December 31, 2004 were audited by other auditors whose report dated February 10, 2005 expressed an unqualified opinion on those statements.

March 6, 2006
Chartered Accountants
Langley, British Columbia

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
For the years ended December 31, 2005, 2004 and 2003
(in thousands of United States dollars, except where indicated)

	2005	2004
	$	$
Assets
Current assets
Cash and cash equivalents	520	78
Accounts receivable (notes 5 and 6)	475	600
Inventories (notes 5 and 6)	781	524
Prepaid expenses, deposits and other assets	803	167
	2,579	1,369
Long-term investments (note 7)	29	29
Assets held for sale (note 6)	343	415
Property, plant and equipment (note 6)	1,831	2,252
Prepaid contracts (note 16(b))	1,477	116
	6,259	4,181
Liabilities
Current liabilities
Bank indebtedness (note 5)	361	272
Accounts payable and accrued liabilities (note 6)	2,094	4,150
Customer deposits (note 6)	-	69
Capital lease obligation, current portion (note 9)	3	-
Short-term debt (note 6)	567	1,248
	3,025	5,739
Capital lease obligation, net of current portion (note 9)	9	-
Long-term debt (note 10)	1,501	1,957
	4,535	7,696
Shareholders’ (Deficiency) Equity
Capital stock (notes 12 and 13)
Authorized
Unlimited common shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares
Outstanding - 2,000,000 (2004 - NIL) Class B preferred shares	2,000	-
Issued - 6,901,652 (2004 - 1,033,868) common shares without par value
Outstanding - 6,864,352 (2004 – 9,965,682) common shares without par
value	64,311	58,590
Share subscription receivable	(198)	-
Contributed surplus (note 3)	4,809	1,037
Cumulative translation account	(929)	(1,253)
Deficit	(68,269)	(61,889)
	1,724	(3,515)
	6,259	4,181
Going concern (note 1)
Commitments and contingencies (note 16)
Subsequent events (note 21)

Approved by the Board of Directors

Brent Lokash, Director	Marco Markin, Director

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2005, 2004 and 2003
(in thousands of United States dollars, except where indicated)

			Class A Preferred		Class B Preferred
	Common Shares		Shares		Shares
										Share-
	Number of		Number of		Number of			Cumulative		holders’
	shares		shares		shares		Contributed	translation		equity
	outstanding	Amount	outstanding	Amount	outstanding	Amount	surplus	account	Deficit	(deficiency)
		$		$		$	$	$	$	$

Balance - December 31, 2002	6,670,682	58,237	-	-	-	-	441	(1,388)	(52,567)	4,723

Private placement issued February
28, 2003 at CA $0.80 per unit	125,000	35	-	-	-	-	31	-	-	66
Issued during the year -
non-employees	-	-	-	-	-	-	13	-	-	13
Loss for the year	-	-	-	-	-	-	-	-	(3,713)	(3,713)
Exchange difference	-	-	-	-	-	-	-	36	-	36

Balance - December 31, 2003	6,795,682	58,272	-	-	-	-	485	(1,352)	(56,280)	1,125
Adoption of new accounting
standards (note 3)	-	-	-	-	-	-	523	-	(523)	-
Issued during the year - bonus shares	2,135,000	102	-	-	-	-	29	-	-	131
Private placement issued
December 10, 2004 at CA $0.25
per unit	1,035,000	216	-	-	-	-	-	-	-	216
Loss for the year	-	-	-	-	-	-	-	-	(5,086)	(5,086)
Exchange difference	-	-	-	-	-	-	-	99	-	99

Balance - December 31, 2004	9,965,682	58,590	-	-	-	-	1,037	(1,253)	(61,889)	(3,515)
Private placement issued January 14,
2005 at CA $1.00 per unit prior to
consolidation	465,000	97	-	-	-	-	-	-	-	97

Balance prior to consolidation	10,430,682	58,687	-	-	-	-	1,037	(1,253)	(61,889)	(3,418)
May 2, 2005 consolidation 10 old
for 1 new share basis	1,043,068	58,687	-	-	-	-	1,037	(1,253)	(61,889)	(3,418)
Class A preferred shares issued on
conversion of loan May 5, 2005	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement of class A
preferred shares issued May 5,
2005 at USD $1.00 per share	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement issued May 16,
2005 at USD $1.00 per unit	2,260,000	2,260	-	-	-	-	-	-	-	2,260
Private placement issued May 24,
2005 at USD $1.00 per unit	815,000	815	-	-	-	-	-	-	-	815
Finders fees - private placement -
May 16, 2005 and May 24, 2005
issued at USD $1.42 per unit	450,000	639	-	-	-	-	-	-	-	639

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2005, 2004 and 2003
(in thousands of United States dollars, except where indicated)

			Class A Preferred		Class B Preferred
	Common Shares		Shares		Shares
										Share-
	Number of		Number of		Number of			Cumulative		holders’
	shares		shares		shares		Contributed	translation		equity
	outstanding	Amount	outstanding	Amount	outstanding	Amount	surplus	account	Deficit	(deficiency)
		$		$		$	$	$	$	$

Share issue cost - private placement
May 16, 2005 and May 24, 2005	-	(1,003)	-	-	-	-	-	-	-	(1,003)
Stock dividend on class A preferred
shares issued May 24, 2005
issued at market USD $1.50 per
unit	7,506	11	-	-	-	-	-	-	(11)	-
Class A preferred shares converted to
class B preferred shares	-	-	(2,000,000)	(2,000)	2,000,000	2,000	-	-	-	-
Stock dividend on class B preferred
shares issued May 24, 2005
issued at market USD $1.50 per
unit	200,000	300	-	-	-	-	-	-	(300)	-
Private placement issued May 27,
2005 at USD $1.00 per unit	635,953	634	-	-		-	-	-	-	634
Shares issued on September 30,
2005 at market USD $1.17 per unit	225,000	263	-	-		-	-	-	-	263
Share issued on October 17, 2005 at
market USD $1.38 per unit	25,000	34	-	-		-	-	-	-	34
Option exercised at USD $1.00 per
unit	105,000	105	-	-	-	-	-	-	-	105
Shares issued on November 30, 2005
at USD $2.00 per unit	222,825	446	-	-		-	-	-	-	446
Shares issued on November 30, 2005
at USD $2.00 per unit	75,000	150	-	-		-	-	-	-	150
Private placement issued December
28, 2005 at USD $1.25 per unit	800,000	1,000	-	-		-	35	-	-	1,035
Share issue cost - private placement
December 28, 2005	-	(30)	-	-		-	-	-	-	(30)
Share subscription receivable	-	(198)	-	-	-	-	-	-	-	(198)
Fair value of stock options issued	-	-	-	-	-	-	1,612	-	-	1,612
Fair value of warrants issued for
consulting services	-	-	-	-		-	1,904	-	-	1,904
Restructuring cost	-	-	-	-	-	-	221	-	-	221
Loss for the year	-	-	-	-	-	-	-	-	(6,069)	(6,069)
Exchange difference	-	-	-	-	-	-	-	324	-	324

Balance - December 31, 2005	6,864,352	64,113	-	-	2,000,000	2,000	4,809	(929)	(68,269)	1,724

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the years ended December 31, 2005, 2004 and 2003
(in thousands of United States dollars, except where indicated)

	2005	2004	2003
	$	$	$

Sales	9,141	11,586	13,270

Cost of sales	6,349	8,048	9,960

Gross profit	2,792	3,538	3,310

Selling, general and administration expenses	5,592	5,587	5,554
Amortization of property, plant and equipment	122	130	294
Royalty revenue (note 4)	(76)	(133)	(163)
Other expense	203	270	161
Financing costs	-	208	-
Interest on short-term debt (note 6)	172	174	141
Interest on long-term debt (note 10)	49	52	4
Loss on sale of assets held for sale (note 6)	-	56	328
Stock-based compensation	1,709	23	13
Write-down of property, plant and equipment
(note 6)	382	721	272
Write-down of distribution rights (note 8)	-	1,536	500
Write-down of investments	28	-	-
Gain on settlement of convertible debenture
(note 11)	-	-	(81)
Restructuring	680	-	-

	8,861	8,624	7,023

Loss for the year	(6,069)	(5,086)	(3,713)

Basic and diluted loss per share (note 2)
(expressed in dollars)	(1.06)	(6.56)	(5.48)

Going concern (note 1)

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003
(in thousands of United States dollars, except where indicated)

	2005	2004	2003
	$	$	$

Cash flows from operating activities
Loss for the year	(6,069)	(5,086)	(3,713)
Items not involving cash (note 18(a))	2,790	2,534	1,921
Changes in non-cash working capital balances
related to operations (note 18(b))	(2,376)	1,094	2,005

	(5,655)	(1,458)	213
Cash flows from investing activities
Proceeds from sale of property, plant and
equipment	-	543	202
Proceeds from sale of long-term investment	-	85	-
Purchase of property, plant and equipment	-	(44)	-

	-	584	202
Cash flows from financing activities

Proceeds on issuance of short-term debt	1,277	1,943	-
Proceeds from issuance of capital stock and
warrants	6,516	216	66
Increase (decrease) in bank indebtedness	89	(206)	(224)
Repayment of short-term debt	(446)	(1,081)	(6)
Repayment of long-term debt	(1660)	-	-

	5,776	872	(164)
Effect of exchange rates on cash and cash
equivalents	321	(47)	(124)

Increase (decrease) in cash and cash
equivalents	442	(49)	127

Cash and cash equivalents - Beginning of year	78	127	-

Cash and cash equivalents - End of year	520	78	127

Interest paid	191	226	145

Income taxes paid	-	-	-

Supplementary cash flow information (note 18(c))

The accompanying notes form an integral part of these consolidated financial statements.

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $6,069,000 for the year ended December 31, 2005 and a working capital deficit of $446,000, an accumulated deficit of $68,269,000 and a shareholders’ equity of $1,724,000 at year end. Operations for the year ended December 31, 2005 have been funded primarily from the issuance of capital stock, the net proceeds of short-term debt financing of $831,000 and the continued support of creditors.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its land and water rights in Ontario, analyzing liquidation of non-core investments and pursuing debt and/or equity financing to fund working capital requirements (see Subsequent Events). The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

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

Principles of accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP). The differences as they affect the Company are described in note 20.

Consolidation

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation and Blue Mountain Springs Ltd.

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

Inventories

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

Long-term investments

Long-term investments are recorded at cost less write-downs for impairments in value that are other than temporary.

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

Stock-based compensation plan

The Company has a stock option plan which is described in note 13. Stock options issued to employees and directors are expensed based on their fair value.

Consideration paid for stock on exercise of stock options is credited to capital stock.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options, land and water sources ($1,900,000) and the accrual for local marketing fees ($474,000). Actual results could differ materially from those estimates.

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt and capital lease obligation approximates their fair value based upon the discount rates applied. See notes 9 and 10.

b)	Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2005, two customers represented 60% (2004 - two customers represented 32%) of total accounts receivable.

c)	Interest rate risk

The short-term bank credit facility bears interest at U.S. prime rate plus 4%. The long-term debt bears interest at a fixed rate as disclosed in note 10.

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

Marketing costs

The Company expenses all marketing costs as incurred. During the year ended December 31, 2005, the Company incurred marketing costs of $1,358,628 (2004 - $1,493,213; 2003 - $1,461,842). These costs are included in selling, general and administration expenses.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year of 5,728,924 (2004 – 775,012; 2003 – 677,411). The loss per share reflects the ten for one consolidation of the common shares during 2005. The comparative loss per share has been restated to reflect the consolidation. Diluted earnings (loss) per share are computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

Diluted earnings (loss) per share is the same as basic earnings (loss) per share since the conversion of the convertible debenture and exercise of stock options and warrants would be anti-dilutive.

Prior year comparatives

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3	Changes in accounting policies

The Company has a stock option plan which is described in note 13. Effective January 1, 2004, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002 (refer to note 13).

4	Royalty revenue

	a)	Cascade Clear brand

The Company received $NIL royalty revenue during the year ended December 31, 2005 (2004 - $18,000; 2003 - $100,000).

	b)	Co-pack business

The Company received $76,000 in royalty revenue during the year ended December 31, 2005 (2004 - $114,100; 2003 - $62,500).

5	Bank indebtedness

The Company’s subsidiary, CC Beverage (US) Corporation (CC Beverage), has an operating line of credit available with a United States bank, which bears interest at U.S. prime rate plus 4% with a twelve month term ending August 24, 2006 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at December 31, 2005 - $456,000, 2004 - $406,000). The weighted average interest rate for 2005 was 10.19% (2004 - 8.495%; 2003 - 8.125%). At December 31, 2005, $361,000 (2004 - $272,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

6	Balance sheet components

Accounts receivable

	2005	2004
	$	$

Trade accounts receivable - net of allowance of $36,000
(2004 - $25,000)	435	525
Other receivables	40	75

	475	600
Inventories

	2005	2004
	$	$

Finished goods	586	247
Raw materials	195	277

	781	524

Property, plant and equipment and assets held for sale

				2005

		Accumulated
	Cost	amortization	Write-down	Net
	$	$	$	$

Land and water sources	1,603	-	-	1,603
Buildings	1,326	996	280	50
Equipment	1,116	938	-	178
Leasehold improvements	67	67	-	-

	4,112	2,001	280	1,831
Held for sale
Land and water sources	445	-	102	343

	4,557	2,001	382	2,174

Included in equipment are assets acquired under capital leases with a cost of $13,032 (2004 - $NIL) and accumulated amortization of $NIL (2004 - $NIL). Amortization expense includes $NIL (2004 - $NIL) of amortization of assets under capital lease.

				2004

		Accumulated
	Cost	amortization	Write-down	Net
	$	$	$	$

Land and water sources	2,291	-	721	1,570
Buildings	1,285	923	-	362
Equipment	1,109	892	-	217
Leasehold improvements	153	50	-	103

	4,838	1,865	721	2,252

Held for sale
Land and water sources	415	-	-	415

	5,253	1,865	721	2,667

Included in the table above are changes arising from the change in the exchange rate between the Canadian and U.S. dollar.

During the year ended December 31, 2004, the Company sold certain assets previously classified as held for sale and incurred a loss on disposal of $56,000 (2003 - $328,000).

In 2005, the Company wrote down building, land and water source by $280,000 and $102,000 respectively to its estimated net recoverable amount. In 2004, land and water sources, buildings and equipment were written down by $721,000 (2003 - $NIL). The carrying value represents management’s best estimate of the net recoverable amount of the land and water sources, buildings and equipment. If the assumptions used by management are not borne out, the net recoverable amount of the assets may differ materially from the recorded amount.

Accounts payable and accrued liabilities

	2005	2004
	$	$

Trade accounts payable	1,303	3,278
Marketing fees	474	534
Refundable deposits on assets held for sale	-	29
Other accrued liabilities	317	309

	2,094	4,150

Customer deposits

As at December 31, 2005, the Company had received $NIL (2004 - $69,000) in deposits on international sales orders. These deposits have been recorded as a customer deposit liability.

Short-term debt

During 2004, the Company raised gross proceeds of CA $2,744,000, of which CA $394,000 was raised from certain directors and officers of the Company (related parties). The loans require monthly interest payments of 1% (annual rate of 12%). The additional cost of the financing included the issuance of 2,135,000 common shares and warrants to purchase up to 250,000 common shares at an exercise price of CA $0.34 for a term of two years (refer to note 11). The debt is secured by a mortgage charge against certain of the Company’s properties and by a general security agreement over assets. The discount on the face value of the short-term debt (CA $126,000) was accreted on a straight-line basis over the initial term of the debt.

	2005	2004
	$	$

Mortgage payable with land and buildings pledged as collateral, bearing interest at 3.95%, repayable at CA $1,125 per month,
maturing in August 2006	139	141
Global (GMPC) Holdings Inc. (CA $500,000), bearing no interest,
repayable May, 2006	428	789
Clearly Canadian management group (CA $394,000 less accretion of
CA $11,000), bearing interest at 12% per annum compounded
and payable monthly, repayable November 2005	-	318

	567	1,248

7	Long-term investments

	2005	2004
	$	$

Public companies (quoted market value $223,000; 2004 - $43,000)	29	29

In 2005, the Company wrote down long-term investments to net recoverable amount.

8	Distribution rights

During 2004, the Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, $1,536,000 (2003 - $500,000) was recorded as an impairment. See note 2.

9	Capital lease obligation

The Company entered into a lease arrangement to acquire computer equipment. The liability under the capital lease represents the minimum lease payments payable net of imputed interest at an average rate of 18% per annum and is secured by the computer equipment.

The Company’s obligation under the capital lease consists of:

	2005	2004
	$	$

Minimum lease payments payable	15	-
Less: portion representing interest to be recorded over the remaining
term of the lease	3	-

	12	-
Less: current portion	3	-

Long-term portion	9	-

Future minimum annual lease payments under the capital lease are as follows:

$

2006	5
2007	5
2008	5

15

10	Long-term debt

	2005	2004
	$	$

Convertible promissory notes of CA $1,750,000, unsecured,
non-interest bearing, repayable in cash or equivalent value of
common shares at the option of the Company (see note 16(d))	1,501	1,454

Convertible debenture of CA $670,000, collateralized with a general subordinated security interest, bearing interest at 10%, interest paid monthly, the debenture units are repayable by
December 1, 2006 and convertible into common shares at the
option of the holder at any time prior to repayment at CA $0.80
per share (see note 11)	-	503

	1,501	1,957

Long-term debt maturities in each of the next five years are as follows:

	2005	2004
	$	$

Year ending December 31
2006	1,501	1,957

11	Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA $670,000, of which CA $345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consists of a convertible debenture of CA $1,000 and 1,250 share purchase warrants at CA $0.80 per share exercisable until December 2, 2004. The debenture units were originally repayable by December 1, 2003 and bear interest at 10% per annum. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA $0.80 per share.

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

During the year ended December 31, 2003, the debenture holders consented to extend the term of the debenture to December 1, 2006. For accounting purposes, the term extension has been accounted for as a settlement and the difference in the fair value of the original terms of the debenture and the modified terms of $81,000 was been recorded as a gain on the statement of operations for the year ended December 31, 2003. The corresponding discount on the carrying value of the debenture will be accreted on a straight-line basis over the extended term of the debenture units. During the year ended December 31, 2005, $30,000 was accreted (2004 - $25,000; 2003 - $8,000).

During the year ended December 31, 2005, the debenture was fully paid.

12	Capital stock

On January 14, 2005 the Company completed a private placement of 465,000 pre-consolidated shares at a price of CA $0.25 per share (46,500 shares at a price of $2.50 per share, on a post consolidated basis). The shares were issued as part of the Company’s 1,500,000 pre-consolidation share private placement announced in December 2004.

At a special and general shareholder meeting held on April 29, 2005, the Company’s shareholders approved the Company’s corporate restructuring plan and, in connection therewith:

	1.	The Company’s authorized share structure, its Notice of Articles and its Articles were altered by:

		a.	increasing the 200,000,000 common shares without par value to an unlimited number of common shares without par value;
		b.	eliminating the 10,000,000 preferred shares with a par value of $1.00 per share, none of which preferred shares were issued and outstanding; and
		c.	deleting the special rights and restrictions contained in Part 26 of the Articles of the Company.

	2.	The Company’s authorized share structure, its Notice of Articles and its Articles were also altered by:

		d.	creating a class of 2,000,000 Class A Preferred Shares with special rights and restrictions (i);
		e.	creating a class of 2,000,000 Class B Preferred Shares with special rights and restrictions (ii).

(1)

The Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the ten day average closing price of the Company’s common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company’s common shares on the OTC Bulletin Board market preceding the date of conversion.

(2)

The Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of U.S.$1.00 per share, and thereafter in advance in monthly cash instalments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares.

Effective May 2, 2005, the Company affected a reverse split (consolidation) on a ten (10) old for one (1) new share basis.

On May 5, 2005, BG Capital Group Ltd. (“BG Capital”) converted its $1,000,000 loan with the Company into 1,000,000 Class A Preferred Shares at $1.00 per preferred share and concurrently the Company issued BG Capital an additional 1,000,000 Class A Preferred Shares at $1.00 per preferred share.

On May 16, 2005, the Company completed a brokered private placement of 1,010,000 common shares of the Company at a price of $1.00 per share with Standard Securities Capital Corporation. The Company also completed a non-brokered private placement of 2,065,000 common shares of the Company. The non-brokered private placement was completed in two issuances, with the first issuance of 1,250,000 shares on May 16, 2005 and the second issuance of 815,000 shares on May 25, 2005, all such shares were issued at a price of $1.00 per share.

On May 24, 2005, an aggregate of 207,506 common shares were issued to BG Capital in respect of dividends payable on the Class A and the Class B Preferred Shares. Also, on May 24, 2005, 450,000 shares were issued to BG Capital as a finder’s fee in connection with the Company’s recently completed private placements.

On the same date, BG Capital exhcanged class A preferred shares of the Company for class B shares.

The Company completed an additional non-brokered private placement for gross proceeds of $635,953. In that respect, a total of 635,953 common shares were issued on May 27, 2005 at $1.00 per share. Directors, officers, and employees of the Company subscribed for 585,953 shares. Prior to this additional financing, the Company redeemed all of its outstanding convertible debentures and debenture holders who held a majority of the debentures reinvested their debenture redemption proceeds in this private placement.

As part of its 2005 corporate restructuring and to reduce future obligations and cost, the Company negotiated certain amendments to consulting agreements and the Company's office lease. In connection with these amendments, the Company issued of 225,000 shares at a market value of $1.17 per share, $117,000 in cash, and 25,000 shares at a market value of $1.38 per share.

On November 30, 2005, Global (GMPC) Holdings Inc. convert CAD$500,000 of principal amount of loan into common shares at conversion price of $2.00 U.S. per share and extended the maturity date of the loan to May

2, 2006 for the balance of CAD$500,000 of principal amount of loan. The company issued 75,000 common shares to Global at market price of $2.00 per share for extending the maturity date to May 2, 2006 and amending the agreement that no interest will be payable on the remaining principal amount of loan.

On December 28, 2005, the Company completed a private placement of 800,000 units at $1.25 per unit raising $1,000,000. Each unit consisted of one common share of the Company and six and quarter share purchase series A warrant at vested price of $1.25, six and a quarter share purchase series B warrant at vested price of $1.50, six and a quarter share purchase series C warrant at vested price of $2.00, and six and quarter share purchase series D warrant at vested price of $4.00. Series A warrant must be exercised by December 31, 2006. Series B warrant will be fully vested if Series A warrant are fully exercised and exercised by December 31, 2007, Series C warrant will be fully vested if Series B warrant are fully exercised and exercised by December 31, 2008, Series D warrant will be fully vested if Series C warrant are fully exercised and exercised by December 31, 2009.

13	Stock options, warrants and Shareholders’ Rights Plan

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

A summary of the status of the Company’s stock option plan is presented below:

		Weighted
		average
	Number of	exercise
	options	price
	(000’s )	CA$

Options outstanding at December 31, 2002:	169	14.30
Granted	57	6.70
Expired	(64)	14.70

Options outstanding at December 31, 2003:	162	9.10
Granted	10	4.00
Expired	(3)	7.90

Options outstanding at December 31, 2004:	169	8.70
Granted	1,709	1.21
Expired	(56)	7.24
Exercised	(105)	1.17
Surrendered	(100)	1.17

Options outstanding December 31, 2005	1,617	1.77

The number of options has been adjusted to reflect the ten for one consolidation of the common shares on May 2, 2005. The weighted average exercise price of options outstanding as at December 31, 2004 includes the effect of options repriced during 2004.

The following table summarizes information about options outstanding and exercisable:

2005

		Weighted
		average	Weighted
		remaining	average
Exercise	Number	contractual	exercise
prices	of options	life	price
CA$	(000’s)	(years)	CA$

13.50	2	5.6	13.50
12.50	27	6.4	12.50
11.50	19	5.1	11.50
10.00	4	6.7	10.00
7.00	14	7.1	7.00
6.50	43	4.7	6.50
4.00	10	0.3	4.00
2.48	50	5.0	2.48
1.38	50	4.8	1.38
1.17	1,398	4.4	1.17

1.17 – 13.50	1,617	4.4	1.77

2004

		Weighted
		average	Weighted
		remaining	average
Exercise	Number	contractual	exercise
prices	of options	life	price
CA$	(000’s)	(years)	CA$

13.50	2	6.6	1.35
12.50	37	7.3	1.25
11.50	26	6.1	1.15
10.50	2	5.9	1.05
10.00	4	7.7	1.00
7.00	23	8.1	0.70
6.50	65	5.7	0.65
4.00	10	1.3	0.40

4.00 – 13.50	169	6.2	0.87

During the year ended December 31, 2005, the Company granted 1,707,500 (2004 – 100,000; 2003 - 570,000) options under the stock option plan. The fair value of the options granted of $1,612,000 (2004 - $23,300; 2003 - $13,000 to non-employees) has been recorded as other expense.

The Company has estimated the fair value of each option on the date of grant using the Black-Scholes Options Pricing model with the following weighted average assumptions:

Risk-free interest rate	3.30%
Expected life of options	5 years
Expected volatility in the market price of the shares	234%
Expected dividend yield	0.0%

At the Company’s annual general meeting held on June 26, 2003, the shareholders approved the repricing of up to 41,540 previously granted stock options. Pursuant to the repricing, the exercise price of the stock options was reduced to approximately $4.80 (CA $6.50), representing an exercise price that was not less than the average closing price of the Company’s shares for the 10 trading days preceding the announcement of the repricing. The incremental increase in the fair value of these options as a result of the modification, calculated using the Black-Scholes valuation model, was nominal and therefore no additional pro forma stock-based compensation expense was recorded in the year. The fair value of each option granted or repriced was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Weighted average grant or repricing date fair value	CA $5.60
Risk-free interest rate	3.00%
Expected life of options	10 years
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	0.0%

If the Company had applied the fair value method of accounting for employee stock options for the years ended December 31, 2003 and 2002, the Company would have recorded a compensation expense of $221,000 and $302,000 in respect of stock options granted and repriced in the year. Refer to note 3. The Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

	2003	2002
	$	$

Loss for the year before stock-based compensation	(3,713)	(3,583)
Stock-based compensation	(221)	(302)

Pro forma loss for the year	(3,934)	(3,885)

Basic and diluted loss per share as reported	(5.50)	(5.40)
Per share impact of stock-based compensation	(0.30)	(0.40)

Pro forma loss per share	(5.80)	(5.80)

Warrants

The following table summarizes information about common share purchase warrants outstanding:

Exercise	Balance - December			Balance -
price per	31,			December 31,
share	2004	Granted	Expired	2005	Expiry date

U.S.$8.50
(CA $11.00)	56,500	-	(56,500)	-	November 2005
U.S.$2.80
(CA $3.40)	25,000	-	-	25,000	March 2006
U.S.$1.25
(CA $1.46)	-	5,000,000	-	5,000,000	December 2006
U.S.$1.50
(CA $1.76)	-	5,000,000	-	5,000,000	December 2007
U.S.$2.00
(CA $2.34)	-	5,000,000	-	5,000,000	December 2008
U.S.$4.50
(CA $5.27)	-	5,000,000	-	5,000,000	December 2009
U.S.$2.00
(CA $2.34)	-	1,000,000	-	1,000,000	October 2010

	81,500	21,000,000	(56,500)	21,025,000

The December 31, 2004 balance of warrants outstanding has been adjusted to reflect the ten for one consolidation of share capital which took place May 2, 2005.

On November 1, 2005, the Company issued 1,000,000 warrants in consideration for consulting services. Each warrant entitles the holder to purchase one common share at a price of U.S.$2.00 for five years. The warrants were estimated to have a fair value of $1,908,000 based upon the Black-Scholes model. The consulting expense is being recognized on a straight-line basis over the term of the consulting agreement.

On November 24, 2005, 56,500 warrants issued with a previous private placement expired.

Shareholders’ Rights Plan

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

14	Corporate income taxes payable

a)	The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax recovery in the consolidated financial statements:

	2005	2004	2003

Combined statutory rate	35%	39%	39%

Income taxes at statutory rate	(2,124)	(1,984)	(1,448)
Tax effect of
future tax asset not recognized	2,124	1,984	1,448

Income taxes	-	-	-

The Company has non-capital losses totalling approximately $21,674,679 (2004 - $24,885,575; 2003 - $31,025,910) that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements to the extent that the Company believes that they are recoverable. The availability of these losses may be limited due to the change in control of the Company. The right to claim these losses began to expire in 2004. In addition, the Company has capital losses totalling approximately $NIL available to offset future capital gains (2004 - $4,038,402; 2003 - $3,661,842).

b)	The net future income tax balance comprises the following:

	2005	2004
	$	$

Future income tax assets
Non-capital losses	7,645	9,452
Capital losses	-	745
Distribution rights	1,065	2,055
Share issue costs	(50)	(73)
Property, plant and equipment	1,820	1,561

Net future income tax asset	10,480	13,740
Less: valuation allowance	(10,480)	(13,740)

	-	-

15	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the year ended December 31, 2005, the Company paid $185,000 (2004 - $168,000; 2003 - $137,000) for the lease of its office premises to a limited partnership in which certain directors and a company with common directors own limited partnership interests. In addition, the Company in 2003 received a deposit of $200,000 from related parties on the building held for sale. In 2004, the building held for sale was sold to a non- related party and the $200,000 was reclassified to short-term debt.

Also see notes 6 and 16(b).

16	Commitments and contingencies

	a)	Operating leases

The Company has entered into operating leases for certain office equipment and premises (note 15). Total payments required under these leases are as follows:

$
2006	14

b)	Consulting contracts

The Company has contracts for terms of three to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $612,000 (2004 - $557,000) per year and paid an additional $325,000 in contract settlement fees. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. During 2001, the shareholders approved the amendment of certain of the consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During 2004, the Company expensed $96,000 (2004 - $106,000; 2003 - $106,000) of the deferred charge and recorded $116,000 (2004 - $128,000; 2003 - $119,000) as a current prepaid item, leaving a balance of $NIL (2004 - $116,000; 2003 - $257,000) as long-term prepaid contracts.

On November 1, 2005, the Company entered into a consulting agreement with a term of five years. The Company issued a warrant to purchase 1,000,000 common shares of the Company at $2.00 per share as consideration. The fair value of the warrant as determined using the Black-Scholes method was $1,904,000.The Company is recognizing the expense related to the agreement over the five year term of the agreement. During 2005, the Company expensed $63,400 and recorded $380,400 as a current prepaid item leaving a balance of $1,460,200 as a long-term prepaid contract.

c)	Dispute with Ralph Moyal

In and around April, 1997, the Company acquired the shares of Blue Mountain Springs Ltd. (Blue Mountain) for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 9) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors). In April 1997, a claim was filed in the Ontario Supreme Court against the Company, and Gerry McGrath, the father of the Vendors. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory reliefs relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain. The Company is vigorously defending the Moyal action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement. The Company has delivered a statement of defence, counterclaim and cross claim in which it has claimed damages against Moyal, as a result of the registration of a certificate of pending litigation against certain lands owned by Blue Mountain, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions.

In and around October 1997, a claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages for breach of the Share Purchase Agreement, and in particular, seeking payment under the Share Purchase Agreement, portions of which the Company has withheld to date based on the Company’s indemnity and set off rights under the Share Purchase Agreement and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. In January 1998, a related claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages as a result of the Company’s failure to agree to release shares and monies related to payments under the Share Purchase Agreement. The Company is vigorously defending these actions and has delivered a statement of defence and counterclaim against the Vendors in which it denies that it has breached its obligations under the Share Purchase Agreement and states that it is the Vendors who have failed to uphold their obligations under the Share Purchase Agreement. In its counterclaim, the Company claims against the Vendors for contribution and indemnity and the right of set off as described above.

The trials of all of the above noted claims are scheduled to be heard together. Although there is no scheduled trial date, it is anticipated that these actions could be heard before the court in the fall of 2006 or the spring of 2007or earlier if certain issues within the actions proceed to court by way of summary motion instead of trial. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

The Company has incurred approximately CA$991,367.58 in legal fees to date in defending and prosecuting the above noted actions, of which approximately CA$28,368.82 was incurred in the current year. The Company expects to be able to apply a portion of these amounts toward any amounts due upon the outcome of these matters. These legal fees have been expensed in the periods in which they were incurred.

d)	Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA $2,400,000 plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

e)	Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

f)

With respect to the long-term indebtedness assumed by the purchaser of the private label co-pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long- term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be $NIL.

17	Pension costs and obligations

As of December 31, 2003, the Company discontinued its defined contribution pension plans for employees. The pension costs were charged to operations as the contributions became due. Contributions were based upon a set percentage of salary.

Total pension expense for the year ended December 31, 2005 was $NIL (2004 - $NIL).

18	Supplementary cash flow information

		2005	2004	2003
		$	$	$

a)	Items not involving cash
	Write-down of distribution rights (note 8)	-	1,536	500
	Loss on sale of assets held for sale	-	56	328
	Inventory written down	-	-	542
	Investment written down	28	-	-
	Property, plant and equipment written
	down	382	721	272
	Amortization of property, plant and
	equipment	122	130	294
	Stock-based compensation	1,709	23	13
	Stock issued on restructuring	448	-	-
	Interest accretion on convertible debenture
	and short-term debt	101	68	53
	Gain on settlement of convertible
	debenture (note 11)	-	-	(81)

		2,790	2,534	1,921

b)	Changes in non-cash working capital
	balances related to operations
	Accounts receivable	(73)	263	328
	Inventories	(257)	106	1,267
	Prepaid expenses, deposits and other
	assets	(156)	(15)	95
	Prepaid contracts	(69)	141	73
	Accounts payable and accrued liabilities	(1,821)	697	206
	Related party liability	-	-	200
	Customer deposits	-	(98)	(164)

		(2,376)	1,094	2,005

		2005	2004	2003
		$	$	$

c)	Non-cash investing and financing
	activities
	Gain on the settlement of convertible
	debenture (note 10)	-	-	81
	Equipment acquired under capital lease	13	-	-
	Fair value of warrants issued for
	consulting services	1,904	-	-
	Fair value of common shares issued for
	finders fees	639	-
	Fair value of common shares issued for
	restructuring	448	-	-
	Related party liability reclassified to
	short-term debt	-	(200)	-
	Prior period adjustment - stock options	-	523	-
	Equity component of shares issued with
	short-term debt	-	102	-
	Equity component of warrants issued with
	short-term debt	-	6	-

		3,004	431	81

19	Segmented information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry, selling flavoured water and carbonated beverages, and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from operations before the write-down of property, plant and equipment.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2005	2004	2003
	$	$	$

Sales
Canada
Total sales	1,658	2,063	2,541
Less: Sales to other segments	-	-	-

Sales to external customers	1,658	2,063	2,541

United States
Total sales	7,483	10,805	12,355
Less: Sales to other segments	(326)	(1,942)	(2,088)

Sales to external customers	7,157	8,863	10,267

Other
Sales to external customers	326	660	462

Total sales to external customers	9,141	11,586	13,270

Interest expense on short-term and long-
term debt
Canada	177	160	53
United States	44	66	92

	221	226	145

Amortization
Canada	122	52	182
United States	-	78	112

	122	130	294

Loss before income taxes, amortization of
intangible assets and write-down of
property, plant and equipment
Canada	(3,773)	(1,168)	(1,213)
United States	(1,912)	(1,661)	(2,107)
Other	-	-	379

	(5,685)	(2,829)	(2,941)
Write-down of property, plant and equipment	(382)	(721)	(272)
Write-down of distribution rights	-	(1,536)	(500)

Loss for the year before income taxes	(6,067)	(5,086)	(3,713)

	2005	2004
	$	$

Assets
Canada	5,505	2,695
United States	383	1,043
Other	28	28

	5,916	3,766

Assets held for sale
Canada	343	415
United States	-	-

	343	415

Total assets	6,259	4,181

Property, plant and equipment additions
Canada	13	2
United States	-	42

	13	44

With respect to third parties, the Company has two customers (2004 - two customers) that represent more than 10% of sales. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

20	Reconciliation to accounting principles generally accepted in the United States of America

As disclosed in the summary of significant accounting policies, these consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those principles and practices the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

Under U.S. GAAP, the Company would report its consolidated financial statements as follows:

Consolidated balance sheets

		2005		2004

	Canadian		Canadian
	GAAP	U.S. GAAP	GAAP	U.S. GAAP
	$	$	$	$
Assets
Current assets	2,579	2,579	1,369	1,369
Non-current assets (note a)	3,680	3,874	2,812	2,826
	6,259	6,453	4,181	4,195

Liabilities
Bank indebtedness	361	361	272	272
Accounts payable and accrued liabilities	2,094	2,094	4,150	4,150
Capital lease obligation	3	3	-	-
Customer deposits	-	-	69	69
Short-term debt	567	567	1,248	1,248

	3,025	3,025	5,739	5,739
Capital lease obligation	9	9	-	-
Long-term debt (note b)	1,501	1,501	1,957	1,878
	4,535	4,535	7,696	7,617
Shareholders’ Equity (Deficiency)
Capital stock	66,311	66,311	58,590	58,590
Share subscription receivable	(198)	(198)	-	-
Warrants	2,104	2,104	165	165
Options	1,648	1,648	36	36
Equity component of convertible debenture
(note b)	26	155	26	155
Contributed surplus (note b)	1,031	1,186	810	965
Cumulative translation account	(929)	(929)	(1,253)	(1,253)
Deficit	(68,269)	(68,359)	(61,889)	(62,080)
	1,724	1,918	(3,515)	(3,422)

	6,259	6,453	4,181	4,195

Consolidated statements of operations

	2005	2004	2003
	$	$	$

Loss for the year under Canadian GAAP	(6,069)	(5,086)	(3,713)
Gain on settlement of convertible debenture
under Canadian GAAP (note b)	-	-	(81)
Loss on settlement of convertible debenture
under U.S. GAAP (note b)	-	-	(104)
Difference in interest accretion under
U.S. GAAP (note b)	62	60	(148)
Unrealized gain on long-term investment
(note a)	195	14	-

Loss for the year under U.S. GAAP	(5,812)	(5,012)	(4,046)
Foreign currency translation adjustments	(467)	6	36

Comprehensive loss under U.S. GAAP (note c)	(6,279)	(5,006)	(4,010)

No differences arise between U.S. and Canadian GAAP in the presentation of the cash flow statement.

a)	Unrealized holding gains (losses)

Under U.S. GAAP, the long-term investments in publicly traded companies would be shown at fair market value. Unrealized holding gains or losses are recorded in other comprehensive income. Under Canadian GAAP, such long-term investments are recorded at cost less any impairment in value that is other than temporary. The difference between the carrying value and the fair market value of these investments was $195,000 at December 31, 2005 (2004 - $14,000; 2003 - $NIL).

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

On December 1, 2003, the terms of the convertible debenture were modified; refer to note 11. As a result of the modification and the differences in allocations, as discussed above, a loss on settlement of $104,000 resulted under U.S. GAAP. The discount is being accreted over the term of the modified debt resulting in an interest recovery of $34,666 (2004 - $34,000; 2003 - $6,000) under U.S. GAAP.

c)	Comprehensive income (loss)

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

d)	Marketing costs

U.S. GAAP requires separate disclosure of marketing costs. During the year ended December 31, 2004, the Company spent $1,358,628 on marketing (2004 - $1,493,213; 2003 - $1,461,842).

e)	Stock-based compensation

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

f)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 153 - Exchanges of Non-Monetary Assets - An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005. The adoption of this accounting pronouncement did not have a material effect on the consolidated financial statements.

In December 2004, the FASB issued revised SFAS No. 123 (SFAS 123R), “Share-Based Payment”. This standard eliminates the ability to account for share-based compensation transactions using the intrinsic value-based method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using a fair value based method. SFAS No. 123R is effective for financial statements issued at the beginning of the next fiscal year that begins after December 15, 2005. The Company has adopted FAS 123R for the 2005 fiscal year.

In February 2005, the EITF issued EITF Issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share”. EITF 04-8 was effective for periods ending after December 15, 2004 and requires certain contingently convertible instruments be included in diluted earnings per share. The adoption of EITF 04-8 did not change the methods of or results of the calculation of the company’s earnings per share.

In June 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections”. FAS 154 changes the accounting and reporting of a change in accounting principles. Prior to FAS 154, voluntary changes in accounting principles were required to be recognized as a cumulative effect adjustment within net income during the period of the change. FAS 154 requires retrospective application to prior period financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not believe the adoption of FAS 154 will have a material effect on its consolidated financial position or results of operations.

21	Restructuring Cost

During the year the Company entered into a number of restructuring activities in an effort to attain profitability. Costs of these activities are set out below:

Management contract settlement and office lease buyout	$380,000
Employee termination and severance costs	193,000
Office leasehold improvements written off	90,000
Conversion cost, short-term debt	17,000

$680,000

The management contract settlement costs are the result of the Company terminating certain consulting agreements. The employee severance costs incurred during the year resulted from the termination of key management personnel. The office lease buyout was to terminate the office lease at 2489 Belleuve Avenue, Westr Vancouver, B.C. as of November 30, 2005 These contract settlement costs and severance costs were settled in cash ($276,000) and shares of the Company ($404,000).

22	Subsequent events

a)	On February 22, 2006, the Company issued 200,000 common shares on the exercise of two stock options at a price of $1.00 per share, netting the Company $200,000.

b)	On February 27, 2006, the Company issued 100,000 common shares to convert CA $222,570 of the Global (GMPC) Holdings Inc. short-term debt (note 6).

c)	On March 1, 2006, the Company signed a Letter of Intent relating to the sale of Innisfill water equipment, storage tanks and water source at the Thornton well site for CA $400,000.

ITEM 19.            EXHIBITS

The following Exhibits are included in this annual report:

EXHIBIT		DESCRIPTION

1.1	**	Articles of Clearly Canadian Beverage Corporation, as amended

1.2	**	Notice of Articles, dated May 31, 2006

4.1	(1)	Preferred Share Purchase Agreement, dated for reference March 28, 2005, between the Company and BG Capital Group Ltd.

4.2	**	Private Placement Subscription Agreement, dated December 28, 2005, between the Company and BG Capital Group Ltd.

4.3	**	Agreement to Amend Subscription Agreement, dated May 12, 2006, between the Company and BG Capital Group Ltd.

4.4	(2)	1997 Stock Option Plan

4.5	(1)	2005 Stock Option Plan

4.6	(3)	2006 Equity Incentive Plan

8.1	**	List of Subsidiaries

11.1	(4)	Code of Conduct for Chief Executive and Senior Financial Officers

12.1	**	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	**	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002

13.2	**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002

99.1	**	Independent Auditors’ Consent
_______________
** Filed herewith
(1)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.
(2)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-100743).
(3)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-131713), filed on February 9, 2006.
(4)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 18, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ Brent Lokash
Name:    Brent Lokash
Title:       President

DATED June 30, 2006