Form 20-F/A
period 2004-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2006-07-12
CIK 808464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No. 2

(Mark One)

[	] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)

OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 0-15276

CLEARLY CANADIAN

BEVERAGE CORPORATION

(exact name of Registrant as specified in its charter)

Incorporated in the Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

2267 – 10th Avenue West, Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each	Name of each exchange
class	on which registered

N/A

N/A

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

Yes	☒	No	☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐	Item 18 ☒

EXPLANATORY NOTE

This Annual Report on Form 20-F/A Amendment No. 2 for the period ending December 31, 2004 is being filed to amend Item 15 - Controls and Procedures. Except as otherwise noted, we have only amended our Annual Report on Form 20-F and Form 20-F/A Amendment No. 1 to include the amended Item 15. This Amendment incorporates the information included in our amended Annual Report on Form 20-F/A Amendment No. 1 filed on October 12, 2005 and our initial Annual Report on Form 20-F as originally filed on June 30, 2005 and you should read our Annual Report in conjunction with this Amendment.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2004. This evaluation was carried out under the supervision and with the participation of our company’s management, including our principal executive officer and our principal financial officer. Based upon that evaluation, our company’s management concluded that our company’s disclosure controls and procedures are effective.

There have been no changes in our company’s internal controls over financial reporting that occurred during our most recent fiscal year that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our company’s principal executive officer and our principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A Amendment No. 2 on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ Brent Lokash

Brent Lokash

President

DATED July 10, 2006.