Form 20-F/A
period 2005-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2006-07-25
CIK 808464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

FORM 20-F/A

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
Yes [           ] No [ x ]

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, originally filed on June 30, 2006 (“Original Report”), for the following purposes:

1.
To make certain revisions to the audited consolidated financial statements and notes for the fiscal year ended December 31, 2004, resulting from the re-audit and restatement of the 2004 financial statements by our new auditors, UHY LDMB Advisors, Inc.; and

2.	To make corresponding changes throughout the Annual Report to references to the 2004 financial statements.

This Form 20-F/A includes all of the information contained in the Original Report, and we have made no attempt in this Form 20-F/A to modify or update the disclosures presented in the Original Report, except as identified above. The disclosures in this Form 20-F/A continue to speak as of the date of the Original Report, and do not reflect events occurring after the filing of the Original Report. Accordingly, this Form 20 F/A should be read in conjunction with our other filings made with the Securities and Exchange Commission subsequent to the filing of the Original Filing, including any amendments to those filings. The filing of this Form 20-F/A shall not be deemed an admission that the Original Report when made included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

Statement of Operations Data:

	Year Ended December 31,
(in U.S. dollars, except number of shares)	2005	2004 (Restated)	2003	2002	2001
Canadian GAAP

Total revenues	$9,141,000	$11,586,000	$13,270,000	$20,205,000	$23,257,000

Gross profit	2,792,000	3,538,000	3,310,000	5,670,000	8,586,000

Net loss from continuing operations (2)	(6,069,000)	(5,531,000)	(3,713,000)	(3,583,000)	(7,174,000)

Net loss from discontinued operations (2)	--	--	--	--	(1,579,000)

Net loss	(6,069,000)	(5,531,000)	(3,713,000)	(3,583,000)	(8,753,000)

Net loss per share (basic) from continued
operations (1)(2)	(1.06)	(7.14)	(5.48)	(5.40)	(10.80)

Net loss per share (diluted) from
continued operations (1)(2)	(1.06)	(7.14)	(5.48)	(5.40)	(10.80)

Net loss per share (basic) from
discontinued operations (1)(2)	--	--	--	--	(2.40)

Net loss per share (diluted) from
discontinued operations (1) (2)	--	--	--	--	(2.40)

Net loss per share (basic)(1)	(1.06)	(7.14)	(5.48)	(5.40)	(13.20)

Net loss per share (diluted)(1)	(1.06)	(7.14)	(5.48)	(5.40)	(13.20)

U.S. GAAP

Net loss under US GAAP	$(6,279,000)	$(5,451,000)	$(4,010,000)	$(3,578,000)	$(8,753,000)

Net loss per share (basic) (1)	(1.10)	(7.04)	(5.97)	(5.40)	(13.10)

Net loss per share (diluted) (1)	(1.10)	(7.04)	(5.97)	(5.40)	(13.10)

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

Balance Sheet Data:

		As of December 31,
(in U.S. dollars, except number of shares)	2005	2004 (Restated)	2003	2002	2001

Canadian GAAP

Total assets	$6,259,000	$4,181,000	$7,356,000	$10,647,000	$17,018,000

Short-term liabilities	3,025,000	5,739,000	4,432,000	4,812,000	5,477,000

Long-term liabilities	1,501,000	1,957,000	1,799,000	1,112,000	3,252,000

Shareholders’ Equity:

Shareholders’ Equity (Deficit)	1,724,000	(3,515,000)	1,125,000	4,723,000	8,289,000

Capital Stock	71,367,000	60,072,000	58,757,000	58,678,000	58,631,000

Number of shares issued (1)	6,901,652	1,033,868	716,868	704,368	701,368

Number of shares outstanding (1)	6,864,352	996,568	679,568	667,068	664,068

Cash dividends declared per share	--	--	--	--	--

U.S. GAAP

Total assets	6,453,000	4,195,000	7,356,000	10,647,000	16,945,000

Short-term liabilities	3,025,000	5,739,000	4,432,000	4,524,000	5,477,000

Long term liabilities	1,501,000	1,878,000	1,786,000	1,112,000	3,252,000

Shareholders’ Equity (Deficit):

Net Equity (Deficit)	1,918,000	(3,422,000)	1,138,000	5,011,000	8,216,000

Capital Stock	71,651,000	60,356,000	59,041,000	58,940,000	58,606,000

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

Our financial statements have been prepared on the assumption that we are a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business; however, certain events and conditions cast substantial doubt on this assumption. We had a loss of $6,069,000 for the year ended December 31, 2005 and had a working capital deficit of $446,000, an accumulated deficit of $68,714,000 and a shareholders’ equity of $1,724,000 at year-end. For the year ended December 31, 2004, we also had a loss of $5,531,000 and had a working capital deficit of $4,370,000, an accumulated deficit of $62,334,000 and a shareholders’ deficiency of $3,515,000. Operations for the years ended December 31, 2005 and December 31, 2004 have been funded primarily from the issuance of capital stock and the continued support of creditors.

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

We incurred net losses of $6,069,000 (including a writedown of property, plant and equipment of $382,000) during the year ended December 31, 2005 compared to net loss during the year ended December 31, 2004 of $5,531,000 (including a writedown of property, plant and equipment of $721,000 and distribution rights of $1,536,000), and net loss of $3,713,000 during the year ended December 31, 2003 (including write down of property, plant and equipment of $272,000 and distribution rights of $500,000). Operating losses (gross profit less selling, general and administrative expenses) were $2,800,000 during the year ended December 31, 2005 compared to $2,049,000 during the year ended December 31, 2004, and $2,244,000 during the year ended December 31, 2003. We may incur additional losses during the year ending December 31, 2006. We believe that to operate at a profit we must significantly increase the sales volume for our products, achieve and maintain efficiencies in operations, maintain fixed costs at or near current levels and avoid significant increases in variable costs relating to production, marketing and distribution. Our ability to significantly increase sales from current levels will depend primarily on success in maintaining and/or increasing market share and availability for our Clearly Canadian® sparkling flavoured water and expanding distribution of our other beverage product lines into new geographic distribution areas, particularly in the United States and Canada. Our ability to successfully enter new distribution areas will, in turn, depend on various factors, many of which are beyond our control, including, but not limited to, the continued demand for our current brands and products in target markets, the ability to price our products at levels competitive with competing products, the ability to establish and maintain relationships with distributors in each geographic area of distribution and the ability in the future to create, develop and successfully introduce new brands and products.

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

The loss for 2005 was $6,069,000 (or $1.06 per share) compared with a 2004 loss of $5,531,000 (or $7.14 per share). The loss for 2005 includes the following expenses:

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

Selected Annual Information
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
($ in thousands, except per share data)	2005	2004	2003
	(audited)	(audited)	(audited)
Total revenue	$9,141	$11,586	$13,270
Net loss	6,069	5,531	3,713
Basic and diluted loss per share	1.06	7.14	5.48
Total assets	6,259	4,181	7,356
Long term debt	1,501	1,957	1,799
Total liabilities	4,535	7,696	6,231

_______________
(1)	Extraordinary items include the writedown of property, plant and equipment, and the writedown of distribution rights.

The following is a summary of our quarterly results for the eight most recently completed financial quarters ended December 31, 2005.

Amounts in Accordance with Canadian
GAAP (unaudited)	2005	2005	2005	2005	2004	2004	2004	2004
($ in thousands, except per share data)	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-June	31-Mar

Sales	$1,955	$2,897	$2,561	$1,728	$2,248	$3,273	$3,131	$2,934
Cost of sales	1,373	2,008	1,776	1,192	1,603	2,183	2,201	2,061
Gross profit	582	889	785	536	645	1,090	930	873
Selling, general and administrative
expenses	1,457	1,461	1,400	1,274	1,395	1,376	1,513	1,303
Amortization of property, plant and
equipment	32	30	28	32	34	33	32	31
Royalty	(46)	-	-	(26)	(133)	-	-	-
Interest expense	58	42	57	64	83	55	58	30
Other, interest, gains, losses and
writedowns	1,129	818	978	73	2,862	271	120	6
Net loss	(2,048)	(1,462)	(1,678)	(881)	(3,596)	(645)	(793)	(497)
Net loss per share	(0.39)	(0.27)	(0.55)	(0.81)	(4.41)	(0.90)	(1.10)	(0.70)
Weighted average shares outstanding	5,728,924	5,413,973	3,044,976	1,035,835	814,767	749,588	745,568	699,150

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

  Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003

  Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003

  Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003

  Notes to Consolidated Financial Statements

Auditors’ Report

To the Directors and Shareholders of
Clearly Canadian Beverage Corporation

We have audited the consolidated balance sheets of Clearly Canadian Beverage Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of Clearly Canadian Beverage Corporation as at December 31, 2003 and for the year then ended were audited by other auditors whose report dated February 20, 2004 expressed an unqualified opinion on those statements.

June 12, 2006
Chartered Accountants
Langley, British Columbia

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
For the years ended December 31, 2005, 2004 and 2003
(in thousands of United States dollars, except where indicated)

	2005	2004
	$	$
		(Restated)
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
Shareholders’ (Deficiency) Equity
Capital stock (notes 12 and 13)
Authorized
Unlimited common shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares
Outstanding - 2,000,000 (2004 - NIL) Class B preferred shares	2,000	-
Issued - 6,901,652 (2004 - 1,033,868) common shares without par value
Outstanding - 6,864,352 (2004 – 9,965,682) common shares without par
value	64,756	59,035
Share subscription receivable	(198)	-
Contributed surplus (note 3)	4,809	1,037
Cumulative translation account	(929)	(1,253)
Deficit	(68,714)	(62,334)
	1,724	(3,515)
	6,259	4,181
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

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2005, 2004 and 2003
(in thousands of United States dollars, except where indicated)

			Class A Preferred		Class B Preferred
	Common Shares		Shares		Shares
										Share-
	Number of		Number of		Number of			Cumulative		holders’
	shares		shares		shares		Contributed	translation		equity
	outstanding	Amount	outstanding	Amount	outstanding	Amount	surplus	account	Deficit	(deficiency)
		$		$		$	$	$	$	$

Balance - December 31, 2002	6,670,682	58,237	-	-		-	441	(1,388)	(52,567)	4,723

Private placement issued February 28,
2003 at CA $0.80 per unit	125,000	35	-	-		-	31	-	-	66
Issued during the year - non-employees	-	-	-	-		-	13	-	-	13
Loss for the year	-	-	-	-		-	-	-	(3,713)	(3,713)
Exchange difference	-	-	-	-		-	-	36	-	36

Balance - December 31, 2003	6,795,682	58,272	-	-		-	485	(1,352)	(56,280)	1,125
Adoption of new accounting standards
(note 3)	-	-	-	-		-	523	-	(523)	-
Issued during the year - bonus shares
on short term debt at $0.27 per
share	2,135,000	547	-	-		-	-	-	-	547
Share purchase warrants granted in
connection with short term debt							29			29
Private placement issued December 10,
2004 at CA $0.25 per unit	1,035,000	216	-	-		-	-	-	-	216
Loss for the year	-	-	-	-		-	-	-	(5,531)	(5,531)
Exchange difference	-	-	-	-		-	-	99	-	99

Balance - December 31, 2004	9,965,682	59,035	-	-		-	1,037	(1,253)	(62,334)	(3,515)
Private placement issued January 14,
2005 at CA $1.00 per unit prior to
consolidation	465,000	97	-	-		-	-	-	-	97

Balance prior to consolidation	10,430,682	59,132	-	-		-	1,037	(1,253)	(62,334)	(3,418)
May 2, 2005 consolidation 10 old for
1 new share basis	1,043,068	59,132	-	-		-	1,037	(1,253)	(62,334)	(3,418)
Class A preferred shares issued on
conversion of loan May 5, 2005	-	-	1,000,000	1,000		-	-	-	-	1,000
Private placement of class A preferred
shares issued May 5, 2005 at USD
$1.00 per share	-	-	1,000,000	1,000		-	-	-	-	1,000
Private placement issued May 16, 2005
at USD $1.00 per unit	2,260,000	2,260	-	-		-	-	-	-	2,260
Private placement issued May 24, 2005
at USD $1.00 per unit	815,000	815	-	-		-	-	-	-	815

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2005, 2004 and 2003
(in thousands of United States dollars, except where indicated)

			Class A Preferred		Class B Preferred
	Common Shares		Shares		Shares
										Share-
	Number of		Number of		Number of			Cumulative		holders’
	shares		shares		shares		Contributed	translation		equity
	outstanding	Amount	outstanding	Amount	outstanding	Amount	surplus	account	Deficit	(deficiency)
		$		$		$	$	$	$	$

Finders fees - private placement - May
16, 2005 and May 24, 2005 issued at
USD $1.42 per unit	450,000	639	-	-	-	-	-	-	-	639
Share issue cost - private placement
May 16, 2005 and May 24, 2005	-	(1,003)	-	-	-	-	-	-	-	(1,003)
Stock dividend on class A preferred
shares issued May 24, 2005 issued
at market USD $1.50 per unit	7,506	11	-	-	-	-	-	-	(11)	-
Class A preferred shares converted to
class B preferred shares	-	-	(2,000,000)	(2,000)	2,000,000	2,000	-	-	-	-
Stock dividend on class B preferred
shares issued May 24, 2005 issued
at market USD $1.50 per unit	200,000	300	-	-	-	-	-	-	(300)	-
Private placement issued May 27, 2005
at USD $1.00 per unit	635,953	634	-	-		-	-	-	-	634
Shares issued on September 30, 2005
at market USD $1.17 per unit	225,000	263	-	-		-	-	-	-	263
Share issued on October 17, 2005 at
market USD $1.38 per unit	25,000	34	-	-		-	-	-	-	34
Option exercised at USD $1.00 per unit	105,000	105	-	-	-	-	-	-	-	105
Shares issued on November 30, 2005 at
USD $2.00 per unit	222,825	446	-	-		-	-	-	-	446
Shares issued on November 30, 2005 at
USD $2.00 per unit	75,000	150	-	-		-	-	-	-	150
Private placement issued December 28,
2005 at USD $1.25 per unit	800,000	1,000	-	-		-	35	-	-	1,035
Share issue cost - private placement
December 28, 2005	-	(30)	-	-		-	-	-	-	(30)
Share subscription receivable	-	(198)	-	-	-	-	-	-	-	(198)
Fair value of stock options issued	-	-	-	-	-	-	1,612	-	-	1,612
Fair value of warrants issued for
consulting services	-	-	-	-		-	1,904	-	-	1,904
Restructuring cost	-	-	-	-	-	-	221	-	-	221
Loss for the year	-	-	-	-	-	-	-	-	(6,069)	(6,069)
Exchange difference	-	-	-	-	-	-	-	324	-	324

Balance - December 31, 2005	6,864,352	64,558	-	-	2,000,000	2,000	4,809	(929)	(68,714)	1,724

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the years ended December 31, 2005, 2004 and 2003
(in thousands of United States dollars, except where indicated)

	2005	2004	2003
	$	$	$
		(Restated)

Sales	9,141	11,586	13,270

Cost of sales	6,349	8,048	9,960

Gross profit	2,792	3,538	3,310

Selling, general and administration expenses	5,592	5,587	5,554
Amortization of property, plant and equipment	122	130	294
Royalty revenue (note 4)	(76)	(133)	(163)
Other expense	231	270	161
Financing costs	-	653	-
Interest on short-term debt (note 6)	172	174	141
Interest on long-term debt (note 10)	49	52	4
Loss on sale of assets held for sale (note 6)	-	56	328
Stock-based compensation	1,709	23	13
Write-down of property, plant and equipment
(note 6)	382	721	272
Write-down of distribution rights (note 8)	-	1,536	500
Gain on settlement of convertible debenture
(note 11)	-	-	(81)
Restructuring	680	-	-

	8,861	9,069	7,023

Loss for the year	(6,069)	(5,531)	(3,713)

Basic and diluted loss per share (note 2)
(expressed in dollars)	(1.06)	(7.14)	(5.48)

Going concern (note 1)

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003
(in thousands of United States dollars, except where indicated)

	2005	2004	2003
	$	$	$
		(Restated)

Cash flows from operating activities
Loss for the year	(6,069)	(5,531)	(3,713)
Items not involving cash (note 18(a))	2,790	2,979	1,921
Changes in non-cash working capital balances
related to operations (note 18(b))	(2,376)	1,094	2,005

	(5,655)	(1,458)	213
Cash flows from investing activities
Proceeds from sale of property, plant and
equipment	-	543	202
Proceeds from sale of long-term investment	-	85	-
Purchase of property, plant and equipment	-	(44)	-

	-	584	202
Cash flows from financing activities

Proceeds on issuance of short-term debt	1,277	1,943	-
Proceeds from issuance of capital stock and
warrants	6,516	216	66
Increase (decrease) in bank indebtedness	89	(206)	(224)
Repayment of short-term debt	(446)	(1,081)	(6)
Repayment of long-term debt	(1660)	-	-

	5,776	872	(164)
Effect of exchange rates on cash and cash
equivalents	321	(47)	(124)

Increase (decrease) in cash and cash
equivalents	442	(49)	127

Cash and cash equivalents - Beginning of year	78	127	-

Cash and cash equivalents - End of year	520	78	127

Interest paid	191	226	145

Income taxes paid	-	-	-

Supplementary cash flow information (note 18(c))

The accompanying notes form an integral part of these consolidated financial statements.

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $6,069,000 for the year ended December 31, 2005 and a working capital deficit of $446,000, an accumulated deficit of $68,714,000 and a shareholders’ equity of $1,724,000 at year end. Operations for the year ended December 31, 2005 have been funded primarily from the issuance of capital stock, the net proceeds of short-term debt financing of $831,000 and the continued support of creditors.

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

3	Changes in accounting policies and restatement of prior year

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

Prior year comparatives

Certain comparative figures have been reclassified to conform to the current year’s presentation. The 2004 comparative financial statements have been restated as a result of a review of the valuation of 2,135,000 common shares issued in connection with the obtaining of short term debt financing. The following adjustments were made to the amounts previously reported for capital stock, deficit, financing costs, and loss for the year.

RESTATEMENT OF 2004 Financial

Statements

Balance
Sheet	As previously
	reported	Adjustments	Restated
At December 31, 2004:
Common stock	$58,590	$445	$59,035

Deficit	$(61,889)	$(445)	$(62,334)

Statement of Operations
For the year ended December 31, 2004
Financing costs	$208	$445	(A)	$653

Loss for the year	(5,086)	(445)		(5531)

4	Royalty revenue

	a)	Cascade Clear brand

The Company received $NIL royalty revenue during the year ended December 31, 2005 (2004 - $18,000; 2003 - $100,000).

	b)	Co-pack business

The Company received $76,000 in royalty revenue during the year ended December 31, 2005 (2004 - $114,100; 2003 - $62,500).

5	Bank indebtedness

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

Short-term debt

During 2004, the Company raised gross proceeds of CA $2,744,000, of which CA $394,000 was raised from certain directors and officers of the Company (related parties). The loans require monthly interest payments of 1% (annual rate of 12%). The additional cost of the financing included the issuance of 2,135,000 common shares issued at their fair value of $547,000 and warrants to purchase up to 250,000 common shares at an exercise price of CA $0.34 for a term of two years (refer to note 11). The debt is secured by a mortgage charge against certain of the Company’s properties and by a general security agreement over assets. The fair value of the shares issued was allocated to financing costs ($445,000) and interest on short term debt of $ 102,000..

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

On the same date, BG Capital exchanged class A preferred shares of the Company for class B shares.

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

If the Company had applied the fair value method of accounting for employee stock options for the years ended December 31, 2003 and 2002, the Company would have recorded a compensation expense of $221,000 and $302,000 in respect of stock options granted and repriced in the year. Refer to note 3. The Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

	2003	2002
	$	$
Loss for the year before stock-based compensation	(3,713)	(3,583)
Stock-based compensation	(221)	(302)
Pro forma loss for the year	(3,934)	(3,885)
Basic and diluted loss per share as reported	(5.50)	(5.40)
Per share impact of stock-based compensation	(0.30)	(0.40)
Pro forma loss per share	(5.80)	(5.80)

Warrants

The following table summarizes information about common share purchase warrants outstanding:

Exercise	Balance -			Balance -
price per	December 31,			December 31,
share	2004	Granted	Expired	2005	Expiry date

U.S.$8.50
(CA $11.00)	56,500	-	(56,500)	-	November 2005
U.S.$2.80
(CA $3.40)	25,000	-	-	25,000	March 2006
U.S.$1.25
(CA $1.46)	-	5,000,000	-	5,000,000	December 2006
U.S.$1.50
(CA $1.76)	-	5,000,000	-	5,000,000	December 2007
U.S.$2.00
(CA $2.34)	-	5,000,000	-	5,000,000	December 2008
U.S.$4.50
(CA $5.27)	-	5,000,000	-	5,000,000	December 2009
U.S.$2.00
(CA $2.34)	-	1,000,000	-	1,000,000	October 2010

	81,500	21,000,000	(56,500)	21,025,000

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

14	Corporate income taxes payable

	a)	The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax recovery in the consolidated financial statements:

	2005	2004	2003

Combined statutory rate	35%	39%	39%

	$	$	$

Income taxes at statutory rate	(2,124)	(2,157)	(1,448)
Tax effect of
future tax asset not recognized	2,124	2157	1,448

Income taxes	-	-	-

The Company has non-capital losses totalling approximately $21,674,679 (2004 - $24,974,575; 2003 - $31,025,910) that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements to the extent that the Company believes that they are recoverable. The availability of these losses may be limited due to the change in control of the Company. The right to claim these losses began to expire in 2004. In addition, the Company has capital losses totalling approximately $NIL available to offset future capital gains (2004 - $4,038,402; 2003 - $3,661,842).

b)	The net future income tax balance comprises the following:

	2004	2004
	$	$
		(Restated)

Future income tax assets
Non-capital losses	7,645	9,626
Capital losses	-	745
Distribution rights	1,065	2,055
Share issue costs	(50)	(73)
Property, plant and equipment	1,820	1,561

Net future income tax asset	10,480	13,914
Less: valuation allowance	(10,480)	(13,914)

	-	-

15	Related party transactions

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

g)

The Company is committed to issue 120,000 common shares (non-cash value of $276,000) to BG Capital, a controlling shareholder of the Company, in connection with a contract for services in connection with the Company’s business, financing requirements, and restructuring efforts by way of contract dated April 1, 2005.

17	Pension costs and obligations

As of December 31, 2003, the Company discontinued its defined contribution pension plans for employees. The pension costs were charged to operations as the contributions became due. Contributions were based upon a set percentage of salary.

Total pension expense for the year ended December 31, 2005 was $NIL (2004 - $NIL).

18	Supplementary cash flow information

		2005	2004	2003
		$	$	$
			(Restated)

a)	Items not involving cash
	Write-down of distribution rights (note 8)	-	1,536	500
	Loss on sale of assets held for sale	-	56	328
	Inventory written down	-	-	542
	Investment written down	28	-	-
	Property, plant and equipment written
	down	382	721	272
	Amortization of property, plant and
	equipment	122	130	294
	Stock-based compensation	1,709	23	13
	Stock issued on restructuring	448	-	-
	Stock issued to obtain short term financing	-	445	-
	Interest accretion on convertible debenture
	and short-term debt	101	68	53
	Gain on settlement of convertible
	debenture (note 11)	-	-	(81)

		2,790	2,979	1,921

b)	Changes in non-cash working capital
	balances related to operations
	Accounts receivable	(73)	263	328
	Inventories	(257)	106	1,267
	Prepaid expenses, deposits and other
	assets	(156)	(15)	95
	Prepaid contracts	(69)	141	73
	Accounts payable and accrued liabilities	(1,821)	697	206
	Related party liability	-	-	200
	Customer deposits	-	(98)	(164)

		(2,376)	1,094	2,005

		2005	2004	2003
		$	$	$
			(Restated)

c)	Non-cash investing and financing
	activities
	Gain on the settlement of convertible
	debenture (note 10)	-	-	81
	Equipment acquired under capital lease	13	-	-
	Fair value of warrants issued for
	consulting services	1,904	-	-
	Fair value of common shares issued for
	finders fees	639	-
	Fair value of common shares issued for
	restructuring	448	-	-
	Related party liability reclassified to
	short-term debt	-	(200)	-
	Prior period adjustment - stock options	-	523	-
	Equity component of shares issued with
	short-term debt	-	102	-
	Equity component of warrants issued with
	short-term debt	-	6	-

		3,004	431	81

19	Segmented information

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

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2005	2004	2003
	$	$	$
		(Restated)

Sales
Canada
Total sales	1,658	2,063	2,541
Less: Sales to other segments	-	-	-

Sales to external customers	1,658	2,063	2,541

United States
Total sales	7,483	10,805	12,355
Less: Sales to other segments	(326)	(1,942)	(2,088)

Sales to external customers	7,157	8,863	10,267

Other
Sales to external customers	326	660	462

Total sales to external customers	9,141	11,586	13,270

Interest and financing costse on short-term
and long-term debt
Canada	177	605	53
United States	44	66	92

	221	671	145

Amortization
Canada	122	52	182
United States	-	78	112

	122	130	294

Loss before income taxes, amortization of
intangible assets and write-down of
property, plant and equipment
Canada	(3,773)	(1,613)	(1,213)
United States	(1,912)	(1,661)	(2,107)
Other	-	-	379

	(5,685)	(3,274)	(2,941)
Write-down of property, plant and equipment	(382)	(721)	(272)
Write-down of distribution rights	-	(1,536)	(500)

Loss for the year before income taxes	(6,067)	(5,531)	(3,713)

	2005	2004
	$	$

Assets
Canada	5,505	2,695
United States	383	1,043
Other	28	28

	5,916	3,766

Assets held for sale
Canada	343	415
United States	-	-

	343	415

Total assets	6,259	4,181

Property, plant and equipment additions
Canada	13	2
United States	-	42

	13	44

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

Under U.S. GAAP, the Company would report its consolidated financial statements as follows:

Consolidated balance sheets

		2005		2004

	Canadian		Canadian	(Restated)
	GAAP	U.S. GAAP	GAAP	U.S. GAAP
	$	$	$	$
Assets
Current assets	2,579	2,579	1,369	1,369
Non-current assets (note a)	3,680	3,874	2,812	2,826
	6,259	6,453	4,181	4,195

Liabilities
Bank indebtedness	361	361	272	272
Accounts payable and accrued liabilities	2,094	2,094	4,150	4,150
Capital lease obligation	3	3	-	-
Customer deposits	-	-	69	69
Short-term debt	567	567	1,248	1,248

	3,025	3,025	5,739	5,739
Capital lease obligation	9	9	-	-
Long-term debt (note b)	1,501	1,501	1,957	1,878
	4,535	4,535	7,696	7,617
Shareholders’ Equity (Deficiency)
Capital stock	66,756	66,756	59,035	59,035
Share subscription receivable	(198)	(198)	-	-
Contributed surplus (note b)	4,809	5,093	1,037	1,321
Cumulative translation account	(929)	(929)	(1,253)	(1,253)
Deficit	(68,714)	(68,804)	(62,334)	(62,525)

	1,724	1,918	(3,515)	(3,422)
	6,259	6,453	4,181	4,195

Consolidated statements of operations

	2005	2004	2003
	$	$	$
		(Restated)

Loss for the year under Canadian GAAP	(6,069)	(5,531)	(3,713)
Gain on settlement of convertible debenture
under Canadian GAAP (note b)	-	-	(81)
Loss on settlement of convertible debenture
under U.S. GAAP (note b)	-	-	(104)
Difference in interest accretion under
U.S. GAAP (note b)	62	60	(148)
Unrealized gain on long-term investment
(note a)	195	14	-

Loss for the year under U.S. GAAP	(5,812)	(5,457)	(4,046)
Foreign currency translation adjustments	(467)	6	36

Comprehensive loss under U.S. GAAP (note c)	(6,279)	(5,451)	(4,010)

No differences arise between U.S. and Canadian GAAP in the presentation of the cash flow statement.

a)	Unrealized holding gains (losses)

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

During the years ended December 31, 2000 and December 31, 2003, the Company repriced previously granted director, officer and employee options and, as a result, is required to use variable accounting for these stock options under U.S. GAAP. The exercise price exceeded the market value of the shares at the end of the year; therefore, no charge has been recorded since that time. Effective January 1, 2004, the Company changed its accounting policies with respect to stock options. See note (3) for details.

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

b)	On February 22, 2006, the Company issued 200,000 common shares on the exercise of two stock options at a price of $1.00 per share, netting the Company $200,000.

a)	On February 27, 2006, the Company issued 100,000 common shares to convert CA $222,570 of the Global (GMPC) Holdings Inc. short-term debt (note 6).

b)

On April 17, 2006, the Company entered into an agreement of purchase and sale with Fern Brook Springs Bottled Water Company Limited relating to the sale, for CA$400,000 of certain water equipment assets owned by the Company and used in connection with it’s Thornton, Ontario well site, which the Company is no longer using and in respect of which the Company has terminated its lease as of July, 2007.

e)

In May, 2006, the Company completed a brokered private placement of 1,312,500 common shares issued at $2.00 per share raising a total of $2,625,000.00. The Company paid broker’s fees of $183,050 and issued broker warrants to purchase 91,525 common shares at $2.25 USD per share, vesting upon issuance and expiring in May, 2007. The Company paid an additional finders fee of $130,750 to BG Capital, a controlling shareholder of the Company. BG Capital may return all, or any portion of the finders fee, at BG Capital’s option, to the company within 12 months of the closing of the private placement, and in turn purchase shares in the capital of the company at a price of $2 USD per share with the returned portion of the BG Capital finders fees.

f)

In May, 2006, the Company entered into an agreement to surrender warrants with shareholders that provided the private placement in December 28, 2005. The shareholders surrendered to the Company for cancellation all such warrants save 4,120,000 Series A Warrants at vested price of $1.25 USD.

g)

On February 1, 2006, our Board of Directors adopted the 2006 Equity Incentive Plan, providing for the grant of up to 10,000,000 common stock based awards. As of June 15, 2006, there were options outstanding under the 2006 Equity Incentive Plan entitling the holders of the options to purchase up to 1,275,000 common shares at exercise prices between $1.75 and $2.25 per share.

ITEM 19.            EXHIBITS

The following Exhibits are included in this annual report:

EXHIBIT		DESCRIPTION

1.1	(5)	Articles of Clearly Canadian Beverage Corporation, as amended

1.2	(5)	Notice of Articles, dated May 31, 2006

4.1	(1)	Preferred Share Purchase Agreement, dated for reference March 28, 2005, between the Company and BG Capital Group Ltd.

4.2	(5)	Private Placement Subscription Agreement, dated December 28, 2005, between the Company and BG Capital Group Ltd.

4.3	(5)	Agreement to Amend Subscription Agreement, dated May 12, 2006, between the Company and BG Capital Group Ltd.

4.4	(2)	1997 Stock Option Plan

4.5	(1)	2005 Stock Option Plan

4.6	(3)	2006 Equity Incentive Plan

8.1	(5)	List of Subsidiaries

11.1	(4)	Code of Conduct for Chief Executive and Senior Financial Officers

12.1	**	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	**	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002

13.2	**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002

99.1	**	Independent Auditors’ Consent
_______________
** Filed herewith
(1)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.
(2)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-100743).
(3)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-131713), filed on February 9, 2006.
(4)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 18, 2004.
(5)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 30, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ Brent Lokash
Name:    Brent Lokash
Title:       President

DATED July 25, 2006