Form 20-F/A
period 2005-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2006-10-31
CIK 808464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

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

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [ XX ]

If this report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [ XX ]

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ XX ] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ XX ]

Indicate by check mark which financial statement item Registrant has elected to follow: Item 17 [ ] Item 18 [ XX ]

If this report is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [ XX ]

EXPLANATORY NOTE

We are filing this Amendment No. 2 to our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, originally filed on June 30, 2006 (“Original Report”), for the following purposes:

1.

To make certain revisions to the audited consolidated financial statements and notes for the fiscal year ended December 31, 2005, resulting from our review of comments received from the Securities Exchange Commission. The changes relate to the following:

	a)	revisions to provide consistent retroactive presentation for the effect of the one for ten reverse stock- split in 2005;

	b)	adding disclosure in the reconciliation of Canadian GAAP to U.S. GAAP for the effect on sales under U.S. GAAP of deducting consideration given by us to our customers;

c)

amending disclosure in the reconciliation of Canadian GAAP to U.S. GAAP for the effect on certain equity accounts in the year of transition to the fair value accounting basis for stock based compensation; and

	d)	providing company-wide sales figures for each of our product lines.

2.	To make revisions in the Annual Report resulting from our review of comments received from the Securities Exchange Commission in order to:

a)

expand on certain disclosures in the discussion of our Results of Operations for the 2005 fiscal year compared with the 2004 fiscal year, and to add detailed disclosure of the results of operations for 2004 compared with the 2003 fiscal year.

	b)	provide amended and additional discussion in the Liquidity and Capital Resources section.

	c)	add estimated interest payments to the tabulation of our Contractual Obligations,

	d)	amend our discussion of Controls and Procedures to indicate that our certifying officers have reached the conclusion that our disclosure controls and procedures are effective

	e)	ensure retroactive presentation for the effect of the one for ten reverse stock-split in 2005 is consistent throughout the Annual Report

	f)	delete reference to non-GAAP financial measures in our discussion of operating results; and

	g)	amend our disclosure of Principal Accountant Fees and Services to report amounts paid to UHY LDHB Advisors Inc., our independent auditors for the reaudited and restated 2004 financial statements, and the 2005 fiscal year financial statements incorporated in this filing.

3.

To include the revised reports of our auditors on our restated consolidated financial statements for the year ended December 31, 2004 and our amended consolidated financial statements for the year ended December 31, 2005.

Readers should be aware that the financial information for the fiscal year ended December 31, 2003 included in this Form 20-F/A is unaudited, because this Form 20-F/A does not include an auditors’ report for that fiscal year. As a result, this Form 20-F/A is deemed to be deficient. We previously received an audit report for the 2003 fiscal year from our prior auditors, PricewaterhouseCoopers LLP; however, following PricewaterhouseCoopers LLP’s resignation as our auditors on February 10, 2006, that independent public accounting firm has been unwilling to reissue their audit report to us for the 2003 fiscal year for inclusion in this Form 20-F/A. Our independent public accounting firm for the 2006 fiscal year, UHY LDMB Advisors Inc., Chartered Accountants, is unwilling to re-audit the 2003 fiscal year and to provide their audit report for that year for inclusion in this Form 20-F/A.

We recently engaged KPMG LLP of 777 Dunsmuir Street, Vancouver, B.C., an independent public accounting firm, to re-audit the 2003 fiscal year. KPMG LLP has commenced work on the re-audit of fiscal 2003. Once the re-audit is completed, we will file a further amendment to our Form 20-F for the fiscal year ended December 31, 2005, to include the re-audited financial statements for fiscal 2003 and KPMG’s auditor’s report and consent for fiscal 2003.

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

-ii-

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

Statement of Operations Data:

	Year Ended December 31,
(in U.S. dollars, except	2005	2004	2003	2002	2001
number of shares)		(Restated)	(Unaudited)
Canadian GAAP
Total revenues	$9,141,000	$11,586,000	$13,270,000	$20,205,000	$23,257,000
Gross profit	2,792,000	3,538,000	3,310,000	5,670,000	8,586,000
Net loss from continuing operations (2)	(6,069,000)	(5,531,000)	(3,713,000)	(3,583,000)	(7,174,000)
Net loss from discontinued operations (2)	--	--	--	--	(1,579,000)
Net loss	(6,069,000)	(5,531,000)	(3,713,000)	(3,583,000)	(8,753,000)
Net loss per share (basic)

from continued operations (1)(2)	(1.06)	(7.14)	(5.48)	(5.40)	(10.80)
Net loss per share (diluted) from continued operations (1)(2)	(1.06)	(7.14)	(5.48)	(5.40)	(10.80)
Net loss per share (basic) from discontinued operations (1)(2)	--	--	--	--	(2.40)
Net loss per share (diluted) from discontinued operations (1) (2)	--	--	--	--	(2.40)
Net loss per share (basic)(1)	(1.06)	(7.14)	(5.48)	(5.40)	(13.20)
Net loss per share (diluted)(1)	(1.06)	(7.14)	(5.48)	(5.40)	(13.20)
U.S. GAAP
Net loss under U.S. GAAP $	$(6,279,000)	$(5,451,000)	$(4,010,000)	$(3,578,000)	$(8,753,000)
Net loss per share (basic) (1)	(1.10)	(7.04)	(5.97)	(5.40)	(13.10)
Net loss per share (diluted) (1)	(1.10)	(7.04)	(5.97)	(5.40)	(13.10)

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

Balance Sheet Data:

	As of December 31,
(in U.S. dollars, except number of	2005	2004	2003	2002	2001
shares)		(Restated)	(Unaudited)
Canadian GAAP
Total assets	$6,259,000	$4,181,000	$7,356,000	$10,647,000	$17,018,000
Short-term liabilities	3,025,000	5,739,000	4,432,000	4,812,000	5,477,000
Long-term liabilities	1,510,000	1,957,000	1,799,000	1,112,000	3,252,000
Shareholders’ Equity:

Shareholders’ Equity (Deficit)	1,724,000	(3,515,000)	1,125,000	4,723,000	8,289,000
Capital Stock	71,367,000	60,072,000	58,757,000	58,678,000	58,631,000
Number of shares issued (1)	6,901,652	1,033,868	716,868	704,368	701,368
Number of shares outstanding (1)	6,864,352	996,568	679,568	667,068	664,068
Cash dividends declared per share	--	--	--	--	--
U.S. GAAP
Total assets	6,453,000	4,195,000	7,356,000	10,647,000	16,945,000
Short-term liabilities	3,025,000	5,739,000	4,432,000	4,524,000	5,477,000
Long term liabilities	1,510,000	1,878,000	1,786,000	1,112,000	3,252,000
Shareholders’ Equity (Deficit):
Net Equity (Deficit)	1,918,000	(3,422,000)	1,138,000	5,011,000	8,216,000
Capital Stock	71,128,000	59,833,000	59,041,000	58,940,000	58,606,000

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

The following table sets forth the high and low exchange rates for the conversion of one Canadian dollar into U.S. dollars for the first 6 months of fiscal 2006.

	June	May	April	March	February	January
	2006	2006	2006	2006	2006	2006
High for the month ($)	0.8893	0.8983	0.8714	0.8615	0.8680	0.8605
Low for the month ($)	0.9088	0.9045	0.8762	0.8661	0.8725	0.8668

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on June 30,

2006 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $0.8969 ($1.00 = Cdn$1.1150) .

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

Our industry is heavily regulated and we must be in compliance with current and changing rules and regulations.

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

Our common share price has experienced significant price volatility, with trading prices on the OTC Bulletin Board ranging from $4.50 (high) to $1.60 (low) during the year ended December 31, 2004, from $2.50 (high) to $1.10 (low) during the year ended December 31, 2005, and from $3.95 (high) to $2.11 (low) during the period from January 1, 2006 to June 20, 2006. There are many reasons for fluctuations in trading, including announcements of developments related to our business, fluctuations in operating results, failure to meet investor expectations, general conditions in the beverage industry and the worldwide economy, announcements of innovations, new products or product enhancements by us or our competitors, acquisitions and divestitures, changes in governmental regulations, developments in licensing arrangements and changes in relationships with trade partners and suppliers. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of our common shares.

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

We may be subject to sanctions from the SEC or NASD due to the deficiency of this Annual Report on Form 20-F.

As described above in the Explanatory Note, this Form 20-F/A is deemed to be deficient because this Form 20-F/A does not include an auditors’ report for the fiscal year ended December 31, 2003. We may be subject to sanctions from the SEC or from the NASD as a result of this deficient filing. Any such action may have an adverse effect on us or on the trading of our common stock.

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

Since our acquisition of CC Beverage (U.S.) Corporation in January 1998 and through the end of fiscal 2005, we have not effected any significant acquisitions. Rather, during this period, we focused on a variety of brand development and product licensing initiatives.

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

In the United States, we and our contracted bottlers and suppliers are required to meet the rules and regulations set down by the Federal Food and Drug Administration relating to the production, packaging, quality, labeling and distribution of our products. The operations of our production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations, including Occupational Safety and Health Act, the Unfair Labor Standards Act, the Clean Air Act, the Clean Water Act and laws relating to the maintenance of fuel storage tanks. Additionally, at the state level, a number of government agencies and authorities impose certain licensing requirements for our products.

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

Results of Operations

Year ended December 31, 2005 (“2005”) compared with the year ended December 31, 2004 (“2004”)

Sales were $9,141,000 for 2005 compared with $11,586,000 for 2004, a decrease of 21.1% ($2,445,000) compared to 2004. This decline in sales is attributable to the cumulative impact of increased competition, lack of new product and package design initiatives and significantly reduced sales and marketing activities in recent years. These factors in management’s judgment are inter-related and due to their nature their impact cannot be separately quantified. The reduced sales and marketing activities has been a direct result of working capital constraints which we have addressed, in part, through our recently completed financings (see Liquidity and Capital Resources). Going forward it will be necessary for us to secure additional financing in order to support more aggressive marketing and sales activities for our beverage products, and refresh our product offerings by reformulation and repackaging.

There were no significant changes in our cost of sales and gross profit margin percentages, being 30.5% for 2005 and 2004. However, we expect to reduce our cost of sales and increase our gross profit margins in 2006 as a result of packaging changes on our core product.

There were no significant changes in our general and administrative expenses, being $2,411,000 for 2005 compared to $2,312,000 for 2004. We have streamlined our upper level management, significantly reduced our office expense overhead and we are continuing our corporate restructuring program. As a result, we expect to reduce our general and administrative expenses in 2006.

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

The loss for 2005 was $6,069,000 (or $1.06 per share) compared with a 2004 loss of $5,531,000 (or $7.14 per share). A comparison of significant differences in other items of expense between 2005 and 2004 is as follows:

(a)

$1,709,000 stock compensation expense in 2005 (2004: $23,000) which represents the non- cash value attributed to certain stock options granted during 2005 in connection with our May 2005 financing led by BG Capital;

(b)	$680,000 restructuring expense in 2005 (2004:$Nil) in connection with the amendment of certain consulting contracts and lease obligations;

(c)	Financing expense of Nil in 2005 compared with $653,000 in 2004. The expense in 2004 relates primarily to the issuance of capital stock in consideration of the obtaining short term debt financing;

(d)

Write-down of property, plant and equipment of $382,000 in 2005 compared with a write- down of $721,000 in 2004. This is the result of management’s annual assessment of the carrying value of these assets, and represents the adjustment made to reduce book value to estimated net recoverable amount; and

(e)	Write-down of distribution rights of Nil for 2005 compared with $1,536,000 for 2004. The writedown was made in 2004 as a result of management’s annual test of this asset for impairment in value.

Year ended December 31, 2004 (“2004”) compared with the year ended December 31, 2003 (“2003”)

Sales were $11,586,000 for 2004 compared with $13,270,000 for 2003, a decrease of $1,684,000 or 12.7% compared with 2003. We experienced growth of $872,000 in 2004 compared with 2003 in sales to a private label customer. Offsetting this growth, Reebok branded sales were down by $1,118,000 in 2004 compared with 2003. In

2003 Reebok International Inc. elected not to renew its licensing agreement with us to manufacture, distribute and sell certain Reebok branded products. Sales of carbonated products were down by $1,438,000, This general decline in sales in our carbonated product line was attributable to the cumulative impact of increased competition, lack of new product and package design initiatives and significantly reduced sales and marketing activities in recent years. These factors in management’s judgment are inter-related and due to their nature their impact cannot be separately quantified.

Gross profit from sales was $3,538,000 for 2004 compared with $3,310,00 for 2003, which is 30.5% and 24.9% of sales respectively. Gross margin was reduced by 3.2% on a one-time basis in 2003 for the write-down of Reebok branded inventory on the loss of the product license. Excluding the write-down, the gross margin factor in 2003 would have been 28.1% . The normalized increase of 2.4% in gross margin in 2004 was realized in the non-carbonated product line and is attributable to the change in customer mix; being increased distribution to other private label and oxygenated water vendors.

Selling, general and administrative expenses were $5,587,000 for 2004 compared with $5,554,000 for 2003, which is materially unchanged in total.

Loss for the year ended December 31, 2004 was $5,531,000 ($7.14 per share) compared with the loss of $3,713,000 ($5.48 per share) for the year ended December 31, 2003. A comparison of significant differences in other expenses between 2004 and 2003 is as follows:

(a)

Writedown of distribution rights expense of $1,536,000 in 2004 compared with $500,000 in 2003. The write-down in the carrying value of distribution rights assets is as a result of management’s annual assessment for impairment, and is recognition of the decreased value placed by management upon distribution rights bought back from master distributors in previous years;

(b)

Write-down of property, plant and equipment of $721,000 in 2004 compared with a write-down of $272,000 in 2003. This is the result of management’s annual assessment of the carrying value of these assets, and represents the adjustment made to reduce book value to estimated net recoverable amount;

(c)

Loss on assets held for sale of $56,000 in 2004 compared with $328,000 in 2003. This is the write- down recorded to reduce the carrying value of surplus water source land assets to estimated recoverable value based on management’s annual assessment;

(d)	Financing expense of $653,000 in 2004 compared with Nil in 2003. The expense in 2004 relates primarily to the issuance of capital stock in consideration of the obtaining short term debt financing; and

(e)

Amortization of property, plant and equipment expense of $130,000 in 2004 compared with $294,000 in 2003. The reduced expense in 2004 is due to the reduced carrying value of the related assets after write-downs in asset values assessed in 2003 and 2004.

Selected Annual Information
	Year Ended	Year Ended	Year Ended
	December	December	December
	31,	31,	31,
($ in thousands, except per share data)	2005	2004	2003
		(restated)
	(audited)	(audited)	(Unaudited)
Total revenue	$9,141	$11,586	$13,270
Net loss	6,069	5,531	3,713
Basic and diluted loss per share	1.06	7.14	5.48
Total assets	6,259	4,181	7,356
Long term debt	1,501	1,957	1,799
Total liabilities	4,535	7,696	6,231

(1)	Extraordinary items include the writedown of property, plant and equipment, and the writedown of distribution rights.

The following is a summary of our quarterly results for the eight most recently completed financial quarters ended December 31, 2005.

Amounts in Accordance
with Canadian
GAAP (unaudited)	2005	2005	2005	2005	2004	2004	2004	2004
($ in thousands, except	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-June	31-Mar
per share data)

Sales	$1,955	$2,897	$2,561	$1,728	$2,248	$3,273	$3,131	$2,934
Cost of sales	1,373	2,008	1,776	1,192	1,603	2,183	2,201	2,061
Gross profit	582	889	785	536	645	1,090	930	873
Selling, general and
administrative
expenses	1,457	1,461	1,400	1,274	1,395	1,376	1,513	1,303
Amortization of property,
plant and
equipment	32	30	28	32	34	33	32	31
Royalty	(46)	-	-	(26)	(133)	-	-	-
Interest expense	58	42	57	64	83	55	58	30
Other, interest, gains,
losses and
writedowns	1,129	818	978	73	2,862	271	120	6
Net loss	(2,048)	(1,462)	(1,678)	(881)	(3,596)	(645)	(793)	(497)
Net loss per share	(0.39)	(0.27)	(0.55)	(0.81)	(4.41)	(0.90)	(1.10)	(0.70)
Weighted average shares	5,728,924	5,413,973	3,044,976	1,035,835	814,767	749,588	745,568	699,150
outstanding

B.	Liquidity and Capital Resources

Our cash resources at December 31, 2004 were $78,000 and our net working capital (current assets less current liabilities) was negative at a deficit of $4,370,000, including $4,150,000 owing to our trade suppliers. Our ability to obtain further credit from our suppliers at December 31, 2004 was limited, with certain crucial suppliers having placed us on a “cash prior to delivery” basis. We had no significant unutilized credit under our operating line of credit at December 31, 2004, and no other sources of debt financing available to us. We were able to raise only $100,000 in new equity in January 2005 which was obviously insufficient given our financial condition. These circumstances led to our undertaking the corporate restructuring steps discussed below, and the new funding from BG Capital and other investors through the sale of capital stock.

Highlights of the corporate restructuring and new funding during fiscal 2005 were as follows:

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

We raised a total of $6,516,000 in equity capital in 2005, net of cash costs of issue. We used the net amount of $740,000 in cash from the equity raised to retire debt of various maturities. We also used $2,376,000 in cash to improve our working capital position and our ability to provide product, including $1,821,000 to bring accounts payable to suppliers current and $257,000 to increase our inventory of stock.

During fiscal 2005, our operations continued to run at a cash loss. The loss for the year of $6,069,000 includes a total of $2,790,000 in non-cash expenses. The non-cash expenses comprise primarily stock based compensation of $1,709,000, restructuring costs paid by the issue of shares valued at $448,000, and write-down of property, plant and equipment totaling $382,000. We utilized the net amount of cash of $3,279,000 to cover operating losses in 2005.

Liquidity at December 31, 2005 and projected requirements for 2006

Our cash resources at December 31, 2005 were $520,000 compared with $78,000 at December 31, 2004. Our net working capital (current assets less current liabilities) remains negative as a deficit of $446,000 at December 31, 2005. At December 31, 2005, we had borrowed $361,000 under our operating line of credit and had no significant unutilized credit under that facility, and we had no other sources of debt financing available to us. At the end of the 2005 fiscal year, we projected the need to raise approximately $4,000,000 in cash through the issue of capital stock in the 2006 fiscal year to cover operating losses at the current level of sales and expenses, and to restore an adequate balance of working capital. Subsequent to 2005 fiscal-year end, in May 2006, we completed a series of non-brokered private placements for a total sale of 1,312,500 common shares for gross proceeds of $2,625,000, and are currently finalizing additional sales of common shares which will provide us with adequate financing to satisfy cash and working capital requirements through fiscal 2006.

Our total contractual obligations at December 31, 2005 were $ 4,335,000 and were comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

The following table is a summary of our contractual obligations as of December 31, 2005:

	Payments Due by Period (12 months ending ) December 31
Contractual Obligations							2011 and
($ in thousands)	Total	2006	2007	2008	2009	2010	thereafter

Operating line of credit	$361	$361	-	-	-	-	-
Letters of credit	-	-	-	-	-	-	-
Short term loans	567	567	-	-	-	-	-
Long term debt	1,501	-	$1,501	-	-	-	-
Interest on debt	54	54
Operating leases (office equipment
and premises)	15	5	5	$5	-	-	-
Consulting contracts	1,837	380	380	380	$380	$317	-

Total Contractual obligations	$4,335	$1,367	$1,886	$385	$380	$317	-

Working Capital Requirements

We had a working capital deficit of $446,000 at December 31, 2005. Subsequent to fiscal-year end, in May 2006, we completed a series of non-brokered private placements for a total sale of 1,312,500 common shares for gross proceeds of $2,625,000, and are currently finalizing additional sales of common shares to provide us with adequate financing to satisfy cash and working capital requirements through fiscal 2006. To the extent that such equity financing is not sufficient, we may need to seek additional sources of debt and/or equity financing in the future to fund our operations and working capital. Such financings may or may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders. See the risk factors and notes regarding “Forward-Looking Statements” and “Going Concern” assumptions set out in this annual report.

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

F.	Tabular Disclosure of Contractual Obligations

The following table outlines our contractual obligations as of December 31, 2005:

	Payments Due by Period (12 months ending ) December 31
Contractual Obligations							2011 and
($ in thousands)	Total	2006	2007	2008	2009	2010	thereafter

Operating line of credit	$361	$361	-	-	-	-	-
Letters of credit	-	-	-	-	-	-	-
Short term loans	567	567	-	-	-	-	-
Long term debt	1,501	-	$1,501	-	-	-	-
Interest on debt	54	54
Operating leases (office equipment
and premises)	15	5	5	$5	-	-	-
Consulting contracts	1,837	380	380	380	$380	$317	-

Total Contractual obligations	$4,335	$1,367	$1,886	$385	$380	$317	-

G.	Safe Harbor

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

Marco Markin, Director

Marco P. Markin was appointed as a director on May 5, 2005. Mr. Markin has been the CEO of BG Capital Management Corp. Bahamas since April 2005. Mr. Markin is also serving as Chairman of the Management Board of The Neptune Society, Inc. The Neptune Society, Inc. markets and administers pre-planned and at-need cremation services in the states of Arizona, California, Colorado, Florida, Illinois, Missouri, New York, Oregon, Texas, and Washington. Shares of The Neptune Society, Inc. are traded on the OTC Bulletin Board under the symbol “NPTIE”. Prior to this appointment as Chairman of the Management Board, Mr. Markin served as President, CEO and Chairman from September 1999 to present. >From November 1994 to September 1999, Mr. Markin was the Executive Vice President of TPP Management Inc., a private investment company, having a diverse portfolio consisting of residential/commercial real estate, merchant banking, and securities. His expertise included corporate management, and corporate development, research and marketing. From January 1991 to November 1995, Mr. Markin was the Owner and CEO of a commercial real estate company, which secured and managed a portfolio of 400,000 square feet of real estate. He was also the co-owner of one of the largest direct marketing companies in Canada, which was subsequently sold to the Financial Post. From 1985 to 1990, Mr. Markin was the founder and CEO of Markin Development Group, a growing development company focusing on construction of multi-family apartment buildings and commercial offices. Mr. Markin graduated from Bishop College in Montreal in 1982. He also attended the University of British Columbia's Science Program.

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

Aggregated Option Exercises During the 2005 Fiscal Year and Fiscal Year End Option Values

The following table sets forth details of all exercises of stock options by Named Executive Officers during our fiscal year ended December 31, 2005 and the fiscal year end value of unexercised options on an aggregated basis:

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values
Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In- the- Money Options/SARs at FY- End(1) ($) Exercisable/Unexercisable
Brent Lokash	Nil	Nil	210,000 / nil	$ 235,500 / nil
Douglas L. Mason	Nil	Nil	650,000 / nil	728,000 / nil
Bruce E. Morley	Nil	Nil	200,000 / nil	224,000 / nil
Tom Koltai	Nil	Nil	200,000 / nil	224,000 / nil
Kevin Doran	50,000	Nil	10,000 / nil	11,200 / nil

(1)	“In-the-Money Options” are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.

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

The following table provides information as of June 15, 2006 regarding beneficial ownership of our common stock by (i) each of our executive officers and directors, and (ii) all executive officers and directors as a group. None of such persons beneficially owned any shares of Class B preferred stock as of such date. The information in this table is based upon information supplied by such executive officers and directors. To our knowledge and except as set forth in the footnotes to the table, each of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Unless indicated otherwise, each holder’s address is c/o Clearly Canadian Beverage Corporation, 2267 10th Avenue W., Vancouver, British Columbia, Canada V6K 2J1.

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

As of June 15, 2006, there were 9,636,470 shares of common stock and 2,000,000 shares of Class B preferred stock issued and outstanding.

	Common Stock		Class B Preferred Stock
Name and Address (1)	No. of Shares	Percent	No. of Shares	Percent

Robert Genovese (1) c/o BG Capital Group Ltd. Slot 2000 A.P. 59223 Nassau, The Bahamas	13,962,575 (2)	62.4%	2,000,000	100.0%
James Dines P.O. Box 22 Belvedere, CA 94920	1,000,000 (3)	9.4	--	--
Douglas L. Mason Criterion Capital Corporation 3912 Marine Drive West Vancouver, B.C. V7V 1N4	895,952 (4)	9.1	--	--
Brent Lokash c/o Clearly Canadian Beverage Corporation 2267 10th Avenue W. Vancouver, British Columbia V6K 2J1	510,000 (5)	5.0	--	--

_______________
** Less than one percent

(1)	Robert Genovese is the sole shareholder of BG Capital Group Ltd and has sole voting and dispositive power over the shares of capital stock owned by BG Capital Group Ltd.

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

Except as set out below or otherwise disclosed in this report or in our audited financial statements attached hereto, there are no material transactions with any of our directors, officers or control persons that have occurred during the last three fiscal years. All share amounts and dollars per share disclosed below give effect to the 1:10 reverse split on the common shares that was competed on May 2, 2005.

  On March 4, 2004, we entered into a loan agreement with Quest Capital Corp., pursuant to which Quest Capital Corp. agreed to loan to us an aggregate of Cdn$1,350,000. In consideration of the loan agreement, as amended March 19, 2004, April 6, 2004 and September 20, 2004, we issued to Quest Capital Corp. 66,000 of our common shares as bonus shares on March 19, 2004, 16,750 additional shares on September 20, 2004 and 21,250 additional shares on November 18, 2004. The loan was repaid in full by November 23, 2004. Pursuant to the terms of the loan, we were required to arrange the sale of the bonus shares. In order to facilitate the loan, Douglas L. Mason, our former President, Chief Executive Officer and director, agreed to purchase the bonus shares at a price of $4.00 per share from Quest Capital Corp. on July 6, 2004.
  Concurrently with the loan from Quest Capital, on March 4, 2004, we entered into a loan agreement, as amended April 6, 2004 and November 19, 2004, with certain of our former directors and officers. Pursuant to the loan, those directors and officers provided to us an additional $500,000. The loan bore an interest rate of 12% per year compounded and payable monthly and is secured by a charge over all of our present and future assets and properties, but is subordinated in priority and payment to the loans to us from Global (GMPC) Holdings Inc. Pursuant to the terms of loan, we issued to those former directors and officers an aggregate of 33,000 common shares as follows:
Name	Management Loan Shares
Criterion Capital Corporation(1)	21,569
Bruce E. Morley(2)	911
Glen D. Foreman(3)	911
Neville Kirchmann(3)	910

Philip Langridge(3)	8,699

(1)	A company controlled by Douglas L. Mason, our former President, Chief Executive Officer and director.

(2)	Our former Chief Legal Officer, Secretary and director.

(3)	A former director of our company.
  On December 14, 2004 and January 14, 2005, we completed a private placement of 150,000 common shares at a price of Cdn$2.50 per share, of which 103,500 shares were acquired by certain former directors, officers and employees of our company as follows:
Name	Number of Shares
Douglas L. Mason(1)	70,000
Bruce E. Morley(2)	11,500
Stuart R. Ross	2,500
Philip Langridge	10,000
Neville Kirchmann	5,000
Glen D. Foreman	2,500
Sead Hamzagic	2,000
Gordon Ewart(3)	23,250
Jana Ewart(3)	23,250

(1)	Includes common shares sold to Criterion Capital Corporation, a company controlled by Douglas L. Mason, our former President, Chief Executive Officer and director.

(2)	Includes common shares sold to Bruce E. Morley Law Corporation, a company controlled by Bruce E. Morley, our former Chief Legal Officer, Secretary and director.

(3)	Not a director, officer or employee of our company.
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

On May 2, 2005, a 1:10 reverse split was completed on our common stock and the common stock began trading on a post-consolidated basis on May 5, 2005. The market price information provided in the tables below is based upon actual trading prices for the common shares traded on the OTC Bulletin Board for the five years ended December 31, 2005, adjusted to give effect to a 1:10 reverse split of our stock in 2005.. These adjusted quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices.

Year	High	Low
2001	$12.50	$4.50
2002	9.50	4.00
2003	5.10	2.00
2004	4.50	1.60
2005	2.50	1.10

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

Class B Preferred Shares

The rights attached to the Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares at a price of $1.00 per share, and thereafter in advance in monthly cash installments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares as a class are convertible, in whole but not in part, into such number of common shares as would equal 50% of the number of fully diluted common shares immediately prior to such conversion of the Class B Preferred Shares. The Class B Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and the Class A Preferred Shares; and (ii) any class or series of shares of our capital stock created subsequent to these Class B Preferred Shares which by their terms ranks junior to the Class A Preferred Shares and junior to the Class B Preferred Shares and (iv) any class or series of shares of our capital stock created subsequent to the Class B Preferred Shares which by their terms ranks senior to the Class B Preferred Shares (the “Senior Securities”); and pari passu with (v) any class or series of shares of our capital stock created subsequent to the Class B Preferred Shares by their terms ranks on a parity with the Class B Preferred Shares.

Variable Multiple Voting Shares

The Variable Multiple Voting Shares rank equally with the common shares with respect to dividends and rights on liquidation. With regard to voting, each Variable Multiple Voting Share entitles the holder thereof to 10 votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V = LVS X 10
CS

Where:

V	=	the number of votes attaching to each issued Variable Multiple Voting Share
LVS	=	the number of issued common shares (redesignated as Limited Voting Shares) other than the Limited Voting Shares issued from time to time on conversion of the issued and outstanding Class B Preferred shares
CS	=	7,229,912 (which represents the number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decrease upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation)

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

Other than contracts entered into in the ordinary course of business, we have entered into the following material contracts during the two years proceeding the date of this annual report:

  Quest Loan Agreement dated March 4, 2004, and amended March 19, 2004 April 6, 2004 and September 20, 2004, pursuant to which Quest Capital Corp. agreed to lend to us an aggregate amount of Cdn$1,350,000 on certain terms and conditions (which loan was repaid by us in November 2004). In consideration of the loan, we issued to Quest Capital Corp. 66,000 of our common shares as bonus shares on March 19, 2004, 16,750 additional shares on September 20, 2004 and 20,250 additional shares on November 18, 2004. Pursuant to the terms of the loan, we were required to arrange the sale of the bonus shares. In order to facilitate the loan, Douglas L. Mason, our former President, Chief Executive Officer and director, agreed to purchase the bonus shares at a price of $4.00 per share from Quest Capital Corp. on July 6, 2004;
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

We are not in default in the payment of any principal or interest installments with respect to any of our indebtedness, nor are we in arrears in the payment of any dividends declared by us.

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

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is (a) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (b) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective.

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

Pricewaterhouse Coopers initially served as our independent auditors for fiscal 2004. UHY LDMB Advisors Inc. served as our independent auditors for fiscal 2004 (reaudited and restated consolidated financial statements)and 2005. The table below sets forth the total amount billed by UHY LDMB Advisors Inc. for services performed in the 2005 and 2004 fiscal years, and breaks down these amounts by category of service:

	2005	2004
Audit fees	$45,875	$60,000
Tax fees	14,000	-
All other fees	--	--
Total	$59,875	$60,000

“Audit Fees” are the aggregate fees billed by UHY LDMB Advisors Inc. for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. This category comprises fees billed for independent accountant review of the interim financial statements, as well as advisory services associated with our financial reporting.

“Audit-Related Fees” are fees charged by UHY LDMB Advisors Inc. for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

“Tax Fees” are fees for professional services rendered by UHY LDMB Advisors Inc. for tax compliance, tax advice on actual or contemplated transactions.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by our independant auditors. Any services provided by our independant auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. The audit committee pre-approves any non-audit services to be performed by the independent accountants under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

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

The following financial statements are filed as part of this annual report:

  Auditors’ Report for years ended December 31, 2005 and 2004
  Consolidated Balance Sheets as of December 31, 2005 and 2004
  Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003 (unaudited)
  Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003 (unaudited)
  Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 (unaudited)
  Notes to Consolidated Financial Statements

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

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements; when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as described in Note 3 to the financial statements; and when there has been a restatement to prior year financial statements to correct certain errors as described in Note 3 to the financial statements. Our report to the shareholders dated June 12, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements.

/s/ UHY LDMB Advisors Inc.

June 12, 2006
Chartered Accountants
Langley, British Columbia

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As of December 31, 2005 and 2004
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
Outstanding - 6,864,352 (2004 – 996,568) common shares without par
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

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2005, 2004 and 2003 (unaudited)
(in thousands of United States dollars, except where indicated)

			Class A Preferred		Class B Preferred
	Common Shares		Shares		Shares
										Share-
	Number of		Number of		Number of			Cumulative		holders’
	shares		shares		shares		Contributed	translation		equity
	outstanding	Amount	outstanding	Amount	outstanding	Amount	surplus	account	Deficit	(deficiency)
		$		$		$	$	$	$	$

Balance -	667,068	58,237	-	-		-	441	(1,388)	(52,567)	4,723
December 31, 2002

Private placement
issued February 28,
2003 at CA	12,500	35	-	-		-	31	-	-	66
$8.00 per unit
Issued during the	-	-	-	-		-	13	-	-	13
year - non-
employees
Loss for the year	-	-	-	-		-	-	-	(3,713)	(3,713)
Exchange difference	-	-	-	-		-	-	36	-	36

Balance -	679,568	58,272	-	-		-	485	(1,352)	(56,280)	1,125
December 31, 2003
Adoption of new
accounting
standards
(note 3)	-	-	-	-		-	523	-	(523)	-
Issued during the
year - bonus shares
on short term
debt at $2.70 per
share	213,500	547	-	-		-	-	-	-	547
Share purchase
warrants granted in
connection with							29			29
short term debt
Private placement
issued December
10,
2004 at CA	103,500	216	-	-		-	-	-	-	216
$2.50 per unit
Loss for the year	-	-	-	-		-	-	-	(5,531)	(5,531)
Exchange difference	-	-	-	-		-	-	99	-	99

Balance -	996,568	59,035	-	-	-	1,037	(1,253)	(62,334)	(3,515)
December 31, 2004
Private placement
issued January 14,
2005 at CA
$2.50 per unit prior
to
consolidation	46,500	97	-	-	-	-	-	-	97

Class A preferred
shares issued on
conversion of	-	-	1,000,000	1,000	-	-	-	-	1,000
loan May 5, 2005
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
For the years ended December 31, 2005, 2004 and 2003 (unaudited)
(in thousands of United States dollars, except where indicated)

			Class A Preferred		Class B Preferred
	Common Shares		Shares		Shares
										Share-
	Number of		Number of		Number of			Cumulative		holders’
	shares		shares		shares		Contributed	translation		equity
	outstanding	Amount	outstanding	Amount	outstanding	Amount	surplus	account	Deficit	(deficiency)
		$		$		$	$	$	$	$

Finders fees -
private placement -
May
16, 2005 and
May 24, 2005
issued at
USD $1.42 per	450,000	639	-	-	-	-	-	-	-	639
unit
Share issue cost -
private placement
May 16, 2005	-	(1,003)	-	-	-	-	-	-	-	(1,003)
and May 24, 2005
Stock dividend on
class A preferred
shares issued
May 24, 2005
issued
at market USD	7,506	11	-	-	-	-	-	-	(11)	-
$1.50 per unit
Class A preferred
shares converted to
class B preferred	-	-	(2,000,000)	(2,000)	2,000,000	2,000	-	-	-	-
shares
Stock dividend on
class B preferred
shares issued
May 24, 2005
issued
at market USD	200,000	300	-	-	-	-	-	-	(300)	-
$1.50 per unit
Private placement
issued May 27,
2005
at USD $1.00	635,953	634	-	-		-	-	-	-	634
per unit
Shares issued on
September 30, 2005
at market USD	225,000	263	-	-		-	-	-	-	263
$1.17 per unit
Share issued on
October 17, 2005 at
market USD	25,000	34	-	-		-	-	-	-	34
$1.38 per unit
Option exercised at	105,000	105	-	-	-	-	-	-	-	105
USD $1.00 per unit
Shares issued on
November 30, 2005
at
USD $2.00 per	222,825	446	-	-		-	-	-	-	446
unit
Shares issued on
November 30, 2005
at
USD $2.00 per	75,000	150	-	-		-	-	-	-	150
unit
Private placement

issued December
28,
2005 at USD	800,000	1,000	-	-		-	35	-	-	1,035
$1.25 per unit
Share issue cost -
private placement
December 28,	-	(30)	-	-		-	-	-	-	(30)
2005
Share subscription	-	(198)	-	-	-	-	-	-	-	(198)
receivable
Fair value of stock	-	-	-	-	-	-	1,612	-	-	1,612
options issued
Fair value of
warrants issued for
consulting	-	-	-	-		-	1,904	-	-	1,904
services
Restructuring cost	-	-	-	-	-	-	221	-	-	221
Loss for the year	-	-	-	-	-	-	-	-	(6,069)	(6,069)
Exchange	-	-	-	-	-	-	-	324	-	324
difference

Balance -	6,864,352	64,558	-	-	2,000,000	2,000	4,809	(929)	(68,714)	1,724
December 31, 2005

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the years ended December 31, 2005, 2004 and 2003 (unaudited)
(in thousands of United States dollars, except where indicated)

	2005	2004	2003
	$	$	$
		(Restated)	(Unaudited)

Sales	9,141	11,586	13,270

Cost of sales	6,349	8,048	9,960

Gross profit	2,792	3,538	3,310

Selling, general and administration expenses	5,592	5,587	5,554
Amortization of property, plant and equipment	122	130	294
Royalty revenue (note 4)	(76)	(133)	(163)
Other expense	231	270	161
Financing costs	-	653	-
Interest on short-term debt (note 6)	172	174	141
Interest on long-term debt (note 10)	49	52	4
Loss on sale of assets held for sale (note 6)	-	56	328
Stock-based compensation	1,709	23	13
Write-down of property, plant and equipment
(note 6)	382	721	272
Write-down of distribution rights (note 8)	-	1,536	500
Gain on settlement of convertible debenture
(note 11)	-	-	(81)
Restructuring	680	-	-

	8,861	9,069	7,023

Loss for the year	(6,069)	(5,531)	(3,713)

Basic and diluted loss per share (note 2)
(expressed in dollars)	(1.06)	(7.14)	(5.48)

Going concern (note 1)

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003 (unaudited)
(in thousands of United States dollars, except where indicated)

	2005	2004	2003
	$	$	$
		(Restated)	(unaudited)

Cash flows from operating activities
Loss for the year	(6,069)	(5,531)	(3,713)
Items not involving cash (note 18(a))	2,790	2,979	1,921
Changes in non-cash working capital balances
related to operations (note 18(b))	(2,376)	1,094	2,005

	(5,655)	(1,458)	213
Cash flows from investing activities
Proceeds from sale of property, plant and
equipment	-	543	202
Proceeds from sale of long-term investment	-	85	-
Purchase of property, plant and equipment	-	(44)	-

	-	584	202
Cash flows from financing activities

Proceeds on issuance of short-term debt	1,277	1,943	-
Proceeds from issuance of capital stock and
warrants	6,516	216	66
Increase (decrease) in bank indebtedness	89	(206)	(224)
Repayment of short-term debt	(446)	(1,081)	(6)
Repayment of long-term debt	(1660)	-	-

	5,776	872	(164)
Effect of exchange rates on cash and cash
equivalents	321	(47)	(124)

Increase (decrease) in cash and cash
equivalents	442	(49)	127

Cash and cash equivalents - Beginning of year	78	127	-

Cash and cash equivalents - End of year	520	78	127

Interest paid	191	226	145

Income taxes paid	-	-	-

Supplementary cash flow information (note 18(c))

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Going concern

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

The Company charges all sales incentives to direct or direct customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives as an expense in the year incurred. The total of these amounts were $409,000 for the year ended December 31, 2005 (2004: $489,000, 2003: $503,000) Effective January 1, 2006 the Company will adopt EIC-156 of the Canadian Institute of Chartered Accountants concerning “Accounting By a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)” which requires these amounts to be accounted for as a reduction of sales.

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

RESTATEMENT OF 2004 Financial Statements

Balance
Sheet	As previously
	reported	Adjustments		Restated
At December 31, 2004:
Common stock	$58,590	$445		$59,035

Deficit	$(61,889)	$(445)		$(62,334)

Statement of Operations
For the year ended December 31, 2004
Financing costs	$208	$445	(A)	$653

Loss for the year	(5,086)	(445)		(5,531)

4	Royalty revenue

a)	Cascade Clear brand

The Company received $NIL royalty revenue during the year ended December 31, 2005 (2004 - $18,000; 2003 - $100,000).

b)	Co-pack business

The Company received $76,000 in royalty revenue during the year ended December 31, 2005 (2004 - $114,100; 2003 - $62,500).

5	Bank indebtedness

The Company’s subsidiary, CC Beverage (US) Corporation (CC Beverage), has an operating line of credit available with a United States bank, which bears interest at U.S. prime rate plus 4% with a twelve month term ending August 24, 2006 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at December 31, 2005 - $456,000, 2004 - $406,000). The weighted average interest rate for 2005 was 10.19% (2004 - 8.495%; 2003 - 8.125%) . At December 31, 2005, $361,000 (2004 - $272,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

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
option of the holder at any time prior to repayment at CA $8.00
per share (see note 11)	-	503

	1,501	1,957

Long-term debt maturities in each of the next five years are as follows:

	2005	2004
	$	$

Year ending December 31 2006	1,501	1,957

11	Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA $670,000, of which CA $345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consists of a convertible debenture of CA $1,000 and 1,250 share purchase warrants at CA $8.00 per share exercisable until December 2, 2004. The debenture units were originally repayable by December 1, 2003 and bear interest at 10% per annum. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA $8.00 per share.

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

(2) The Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of U.S.$1.00 per share, and thereafter in advance in monthly cash installments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares.

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

On May 16, 2005, the Company completed a brokered private placement of 1,010,000 common shares of the Company at a price of $1.00 per share with Standard Securities Capital Corporation. The Company also completed a non-brokered private placement of 2,065,000 common shares of the Company. The non-

brokered private placement was completed in two issuances, with the first issuance of 1,250,000 shares on May 16, 2005 and the second issuance of 815,000 shares on May 25, 2005, all such shares were issued at a price of $1.00 per share.

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

A summary of the status of the Company’s stock option plan is presented below:

		Weighted
		average
	Number of	exercise
	options	price
	(000’s)	CA$

Options outstanding at December 31, 2002:	169	14.30
Granted	57	6.70
Expired	(64)	14.70

Options outstanding at December 31, 2003:	162	9.10
Granted	10	4.00
Expired	(3)	7.90

Options outstanding at December 31, 2004:	169	8.70
Granted	1,709	1.21
Expired	(56)	7.24
Exercised	(105)	1.17
Surrendered	(100)	1.17

Options outstanding December 31, 2005	1,617	1.77

The number of options has been adjusted to reflect the ten for one consolidation of the common shares on May 2, 2005. The weighted average exercise price of options outstanding as at December 31, 2004 includes the effect of options repriced during 2004.

The following table summarizes information about options outstanding and exercisable:

2005

		Weighted
		average	Weighted
		remaining	average
Exercise	Number	contractual	exercise
prices	of options	life	price
CA$	(000’s)	(years)	CA$

13.50	2	5.6	13.50
12.50	27	6.4	12.50
11.50	19	5.1	11.50
10.00	4	6.7	10.00
7.00	14	7.1	7.00
6.50	43	4.7	6.50
4.00	10	0.3	4.00
2.48	50	5.0	2.48
1.38	50	4.8	1.38
1.17	1,398	4.4	1.17

1.17 – 13.50	1,617	4.4	1.77

2004

Weighted
		average	Weighted
		remaining	average
Exercise	Number	contractual	exercise
prices	of options	life	price
CA$	(000’s)	(years)	CA$
13.50	2	6.6	13.50
12.50	37	7.3	12.50
11.50	26	6.1	11.50
10.50	2	5.9	10.50
10.00	4	7.7	10.00
7.00	23	8.1	7.00
6.50	65	5.7	6.50
4.00	10	1.3	4.00

4.00 – 13.50	169	6.2	8.70

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

The Company has non-capital losses totaling approximately $21,674,679 (2004 - $24,974,575; 2003 - $31,025,910) that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements to the extent that the Company believes that they are recoverable. The availability of these losses may be limited due to the change in control of the Company. The right to claim these losses began to expire in 2004. In addition, the Company has capital losses totaling approximately $NIL available to offset future capital gains (2004 - $4,038,402; 2003 - $3,661,842).

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

The Company has contracts for terms of three to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totaling approximately $612,000 (2004 - $557,000) per year and paid an additional $325,000 in contract settlement fees. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. During 2001, the shareholders approved the amendment of certain of the consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During 2004, the Company expensed $96,000 (2004 - $106,000; 2003 - $106,000) of the deferred charge and recorded $116,000 (2004 - $128,000; 2003 - $119,000) as a current prepaid item, leaving a balance of $NIL (2004 - $116,000; 2003 - $257,000) as long-term prepaid contracts.

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

Total pension expense for the year ended December 31, 2005 was $NIL (2004 - $NIL).

18	Supplementary cash flow information

		2005	2004	2003
		$	$	$
			(Restated)	(Unaudited)

a)	Items not involving cash
	Write-down of distribution rights (note 8)	-	1,536	500
	Loss on sale of assets held for sale	-	56	328
	Inventory written down	-	-	542
	Investment written down	28	-	-
	Property, plant and equipment written
	down	382	721	272
	Amortization of property, plant and
	equipment	122	130	294
	Stock-based compensation	1,709	23	13
	Stock issued on restructuring	448	-	-
	Stock issued to obtain short term financing	-	445	-
	Interest accretion on convertible debenture
	and short-term debt	101	68	53
	Gain on settlement of convertible
	debenture (note 11)	-	-	(81)

		2,790	2,979	1,921

b)	Changes in non-cash working capital
	balances related to operations
	Accounts receivable	(73)	263	328
	Inventories	(257)	106	1,267
	Prepaid expenses, deposits and other
	assets	(156)	(15)	95
	Prepaid contracts	(69)	141	73
	Accounts payable and accrued liabilities	(1,821)	697	206
	Related party liability	-	-	200
	Customer deposits	-	(98)	(164)

		(2,376)	1,094	2,005

		2005	2004	2003
		$	$	$
			(Restated)	(unaudited)
c)	Non-cash investing and financing
	activities
	Gain on the settlement of convertible
	debenture (note 10)	-	-	81
	Equipment acquired under capital lease	13	-	-
	Fair value of warrants issued for
	consulting services	1,904	-	-
	Fair value of common shares issued for
	finders fees	639	-
	Fair value of common shares issued for
	restructuring	448	-	-
	Related party liability reclassified to
	short-term debt	-	(200)	-
	Prior period adjustment - stock options	-	523	-
	Equity component of shares issued with
	short-term debt	-	102	-
	Equity component of warrants issued with
	short-term debt	-	6	-

		3,004	431	81

19	Segmented information

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

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2005	2004	2003
	$	$	$
		(Restated)	(unaudited)

Sales
Canada
Total sales	1,658	2,063	2,541
Less: Sales to other segments	-	-	-

Sales to external customers	1,658	2,063	2,541

United States
Total sales	7,483	10,805	12,355
Less: Sales to other segments	(326)	(1,942)	(2,088)

Sales to external customers	7,157	8,863	10,267

Other
Sales to external customers	326	660	462

Total sales to external customers	9,141	11,586	13,270

Sales to external customers by product line
Carbonated product	6,508	8,461	10,153
Non-carbonated product	2,633	3,125	3,117
	9,141	11,586	13,270

Interest and financing costs on short-term
and long-term debt
Canada	177	605	53
United States	44	66	92

	221	671	145

Amortization
Canada	122	52	182
United States	-	78	112

	122	130	294

Loss before income taxes, amortization of
intangible assets and write-down of
property, plant and equipment
Canada	(3,773)	(1,613)	(1,213)
United States	(1,912)	(1,661)	(2,107)
Other	-	-	379

	(5,685)	(3,274)	(2,941)
Write-down of property, plant and equipment	(382)	(721)	(272)
Write-down of distribution rights	-	(1,536)	(500)

Loss for the year before income taxes	(6,067)	(5,531)	(3,713)

	2005	2004
	$	$
Assets
Canada	5,505	2,695
United States	383	1,043
Other	28	28

	5,916	3,766

Assets held for sale
Canada	343	415
United States	-	-

	343	415

Total assets	6,259	4,181

Property, plant and equipment additions
Canada	13	2
United States	-	42

	13	44

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

Under U.S. GAAP, the Company would report its consolidated financial statements as follows:

Consolidated balance sheets

		2005		2004

	Canadian		Canadian	(Restated)
	GAAP	U.S. GAAP	GAAP	U.S. GAAP
	$	$	$	$
Assets
Current assets	2,579	2,579	1,369	1,369
Non-current assets (note a)	3,680	3,874	2,812	2,826
	6,259	6,453	4,181	4,195

Liabilities
Bank indebtedness	361	361	272	272
Accounts payable and accrued liabilities	2,094	2,094	4,150	4,150
Capital lease obligation	3	3	-	-
Customer deposits	-	-	69	69
Short-term debt	567	567	1,248	1,248

	3,025	3,025	5,739	5,739
Capital lease obligation	9	9	-	-
Long-term debt (note b)	1,501	1,501	1,957	1,878
	4,535	4,535	7,696	7,617
Shareholders’ Equity (Deficiency)
Capital stock	66,756	66,756	59,035	59,035
Share subscription receivable	(198)	(198)	-	-
Contributed surplus (notes b,e )	4,809	4,570	1,037	798
Cumulative translation account	(929)	(929)	(1,253)	(1,253)
Deficit	(68,714)	(68,281)	(62,334)	(62,002)

	1,724	1,918	(3,515)	(3,422)
	6,259	6,453	4,181	4,195

Consolidated statements of operations

	2005	2004	2003
	$	$	$
		(Restated)	(unaudited)

Loss for the year under Canadian GAAP (Note f)	(6,069)	(5,531)	(3,713)
Gain on settlement of convertible debenture
under Canadian GAAP (note b)	-	-	(81)
Loss on settlement of convertible debenture
under U.S. GAAP (note b)	-	-	(104)
Difference in interest accretion under
U.S. GAAP (note b)	62	60	(148)
Unrealized gain on long-term investment
(note a)	195	14	-

Loss for the year under U.S. GAAP	(5,812)	(5,457)	(4,046)
Foreign currency translation adjustments	(467)	6	36

Comprehensive loss under U.S. GAAP (note c)	(6,279)	(5,451)	(4,010)

No differences arise between U.S. and Canadian GAAP in the presentation of the cash flow statement.

a)	Unrealized holding gains (losses)

Under U.S. GAAP, the long-term investments in publicly traded companies would be shown at fair market value. Unrealized holding gains or losses are recorded in other comprehensive income. Under Canadian GAAP, such long- term investments are recorded at cost less any impairment in value that is other than temporary. The difference between the carrying value and the fair market value of these investments was $195,000 at December 31, 2005 (2004 - $14,000; 2003 - $NIL).

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

Effective January 1, 2005.,the Company adopted SFAS 123R (refer (g) below) using the modified prospective application transition method. Under this transition method, the fair value basis of accounting for stock based compensation has been applied to all new grants after January 1, 2005, and to prior grants only in the case where the grants awarded are modified, repurchased or cancelled. There were no grants with unearned service life as at the adoption date,

Under Canadian GAAP, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002,

f)	Consideration given by a Vendor to a Customer

EITF Issue 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) was effective for fiscal years ending after December 15, 2001. EITF Issue 01-19 requires all sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives to be accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations. Effective January 1, 2006 the Company will adopt EIC-156 of the Canadian Institute of Chartered Accountants concerning “ Accounting By A Vendor for Consideration Given to a Customer (Including a Reseller of the Vendors Products” which prescribes similar presentation as EITF 01-09.

Although this difference between US and Canadian GAAP affects the line items of Sales and Selling, General and Administrative expenses, it does not constitute a difference between US and Canadian GAAP in the calculation of Loss for the Year.

The US GAAP figures for the aforementioned line items are as follows:

	2005	2004	2003
	$	$	$

Sales	8,732	11,097	12,767

Selling, general and administrative expenses	(5,183)	(5,098)	(5,051)

g)	Recent Accounting Pronouncements

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

$680,000

The management contract settlement costs are the result of the Company terminating certain consulting agreements. The employee severance costs incurred during the year resulted from the termination of key management personnel. The office lease buyout was to terminate the office lease at 2489 Bellevue Avenue, West Vancouver, B.C. as of November 30, 2005 These contract settlement costs and severance costs were settled in cash ($276,000) and shares of the Company ($404,000).

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

23	Unaudited Financial Statements for Fiscal Year Ended December 31, 2003

The financial information for the fiscal year ended December 31, 2003 is unaudited, because this Form 20-F/A does not include an auditors’ report for that fiscal year. As a result, this Form 20-F/A is deemed to be deficient. We previously received an audit report from our prior auditors, PricewaterhouseCoopers LLP, for the 2003 fiscal year; however, following PricewaterhouseCoopers LLP’s resignation as our auditors on February 10, 2006, that independent public accounting firm has been unwilling to reissue their audit report to us for the 2003 fiscal year for inclusion in this Form 20-F/A. Our current independent public accounting firm, UHY LDMB Advisors Inc., Chartered Accountants, is unwilling to re-audit the 2003 fiscal year and to provide their audit report for that year for inclusion in this Form 20-F/A.

ITEM 19.	EXHIBITS

The following Exhibits are included in this annual report:

EXHIBIT		DESCRIPTION
1.1	(5)	Articles of Clearly Canadian Beverage Corporation, as amended
1.2	(5)	Notice of Articles, dated May 31, 2006
4.1	(1)	Preferred Share Purchase Agreement, dated for reference March 28, 2005, between the Company and BG Capital Group Ltd.
4.2	(5)	Private Placement Subscription Agreement, dated December 28, 2005, between the Company and BG Capital Group Ltd.
4.3	(5)	Agreement to Amend Subscription Agreement, dated May 12, 2006, between the Company and BG Capital Group Ltd.
4.4	(2)	1997 Stock Option Plan
4.5	(1)	2005 Stock Option Plan
4.6	(3)	2006 Equity Incentive Plan
8.1	(5)	List of Subsidiaries
11.1	(4)	Code of Conduct for Chief Executive and Senior Financial Officers
12.1	**	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	**	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	**	Independent Auditors’ Consent

** Filed herewith

(1)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.

(2)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-100743).

(3)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-131713), filed on February 9, 2006.

(4)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 18, 2004.

(5)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 30, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ Brent Lokash
Name: Brent Lokash
Title: President

DATED October 27, 2006