Form 20-F/A
period 2005-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2006-12-06
CIK 808464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

FORM 20-F/A

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ XX ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to _______________

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

If this report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [ XX ]

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ XX ] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. Large accelerated filer Accelerated filer [ ] Non-accelerated filer [ XX ]

Indicate by check mark which financial statement item Registrant has elected to follow: Item 17 [ ] Item 18 [ XX ]

If this report is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [ XX ]

EXPLANATORY NOTE

We are filing this Amendment No. 3 to our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, originally filed on June 30, 2006 (“Original Report”), to (1) include the audit report of KPMG LLP on our consolidated financial statements for the fiscal year ended December 31, 2003, and their consent, (2) amend and enhance the disclosures in our consolidated financial statements for the years 2005, 2004 and 2003 in response to review procedures undertaken during the course of the 2003 re-audit, and (3) make confirming changes, and correct some non-substantive formatting and typographical errors, in the body of the Annual Report.

These amendments and enhancements include amending Note 20 “Reconciliation to accounting principles generally accepted in the United States of America”by:

i)

adding stock based compensation expense of $23,000 as a reconciling item in fiscal 2004, thereby decreasing both the loss for the year and comprehensive loss under United States GAAP for the year ended December 31, 2004 by an equivalent amount,

ii)

recognizing unrealized gains on long term investments of $195,000 and $14,000 in 2005 and 2004 respectively as amounts to be included in the calculation of comprehensive loss for the respective years rather than as a component of loss for those years. The effect is to increase loss for the year in the amounts and for the years indicated above.

iii)	adding loss per share and weighted average number of shares outstanding disclosure under United States GAAP for each of the three years presented.

iv)	adding pro forma disclosure in Note 20(e) as required by SFAS 123 for stock option expense of $23,000 and $221,000 for fiscal 2004 and 2003 respectively,

v)	adding disclosure by Note 20(g)for the amount of rental expense incurred and included in the calculation of loss for the year for each of the three years presented.

There are also reclassifications and amendments to the presentation:

vi)

of certain component numbers in Supplementary Cash Flow Information Notes 18(b) and (c), which reclassifications and amendments do not impact on the totals presented in the Consolidated Statements of Cash Flows.

vii)

of certain component amounts in Corporate Income Taxes Payable, which do not affect total income tax expense for the year but are made to recognize the correct statutory rate of tax for 2003 to be 37% rather than the 39% rate previously reported.

Certain additional changes in the presentation only of amounts in the Consolidated Financial Statements have also been made to enhance cross referencing within the financial statements by the reader.

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

Statement of Operations Data:

		Year Ended December 31,
(in U.S. dollars, except	2005	2004 (Restated)	2003	2002	2001
number of shares)
Canadian GAAP

Total revenues	$9,141,000	$11,586,000	$13,270,000	$20,205,000	$23,257,000

Gross profit	2,792,000	3,538,000	3,310,000	5,670,000	8,586,000

Net loss from continuing operations (2)	(6,069,000)	(5,531,000)	(3,713,000)	(3,583,000)	(7,174,000)

Net loss from discontinued operations (2)	--	--	--	--	(1,579,000)

Net loss	(6,069,000)	(5,531,000)	(3,713,000)	(3,583,000)	(8,753,000)

Net loss per share (basic)

from continued operations (1)(2)	(1.06)	(7.14)	(5.48)	(5.40)	(10.80)

Net loss per share (diluted)
from continued operations (1)(2)	(1.06)	(7.14)	(5.48)	(5.40)	(10.80)

Net loss per share (basic)
fromdiscontinued operations (1)(2)	--	--	--	--	(2.40)

Net loss per share (diluted)
fromdiscontinued operations (1) (2)	--	--	--	--	(2.40)

Net loss per share (basic)(1)	(1.06)	(7.14)	(5.48)	(5.40)	(13.20)

Net loss per share (diluted)(1)	(1.06)	(7.14)	(5.48)	(5.40)	(13.20)

U.S. GAAP

Net loss under U.S. GAAP $	(6,007,000)	$(5,448,000)	$(4,046,000)	$(3,578,000)	$(8,753,000)

Net loss per share (basic) (1)	(1.05)	(7.03)	(5.97)	(5.40)	(13.10)

Net loss per share (diluted) (1)	(1.05)	(7.03)	(5.97)	(5.40)	(13.10)

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

Balance Sheet Data:

		As of December 31,
(in U.S. dollars, except number of	2005	2004 (Restated)	2003	2002	2001
shares)
Canadian GAAP
Total assets	$6,259,000	$4,181,000	$7,356,000	$10,647,000	$17,018,000
Short-term liabilities	3,025,000	5,739,000	4,432,000	4,812,000	5,477,000
Long-term liabilities	1,510,000	1,957,000	1,799,000	1,112,000	3,252,000
Shareholders’ Equity:

Shareholders’ Equity (Deficit)	1,724,000	(3,515,000)	1,125,000	4,723,000	8,289,000
Capital Stock	71,367,000	60,072,000	58,757,000	58,678,000	58,631,000
Number of shares issued (1)	6,901,652	1,033,868	716,868	704,368	701,368
Number of shares outstanding (1)	6,864,352	996,568	679,568	667,068	664,068
Cash dividends declared per share	--	--	--	--	--
U.S. GAAP
Total assets	6,453,000	4,195,000	7,356,000	10,647,000	16,945,000
Short-term liabilities	3,025,000	5,739,000	4,432,000	4,524,000	5,477,000
Long term liabilities	1,510,000	1,878,000	1,786,000	1,112,000	3,252,000
Shareholders’ Equity (Deficit):
Net Equity (Deficit)	1,918,000	(3,422,000)	1,138,000	5,011,000	8,216,000
Capital Stock	71,128,000	59,833,000	59,041,000	58,940,000	58,606,000

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

We also intend to introduce new marketing initiatives in the form of consumer awareness advertising campaigns and sampling campaigns that will enhance the recognition of our product in the marketplace. In conjunction with these initiatives, we will continue expanding the availability of our Clearly Canadian® flavoured sparkling beverages, focusing on the domestic markets in the United States and Canada. Our objective is to continue to build upon our distribution relationships in place during 2005 and to establish a more effective and focused national network of sales and distribution in both the United States and Canada. We intend to support these distribution systems in an effort to expand the availability of Clearly Canadian® flavoured sparkling beverages through the use of company-staffed sales and distribution drives, regionally designed incentive programs, new point of sale materials and company-sponsored national account listings.

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
  Coca-Cola Company – producer of “Fruitopia”, “Nestea”, “Powerade” and “Dasani”;
  PepsiCo – producer of “Lipton Teas”, “Aquafina”, “SoBe” (i.e. acquired by PepsiCo through an acquisition of a 90% interest in South Beach Beverages in January, 2001), and “Gatorade” (acquired by PepsiCo through merger with Quaker Oats which was approved in August, 2001);
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

D.	Property, Plant and Equipment

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

Selected Annual Information
	Year Ended	Year Ended	Year Ended
	December	December	December
	31,	31,	31,
($ in thousands, except per share data)	2005	2004	2003
		(restated)

Total revenue	$9,141	$11,586	$13,270
Net loss	6,069	5,531	3,713
Basic and diluted loss per share	1.06	7.14	5.48
Total assets	6,259	4,181	7,356
Long term debt	1,510	1,957	1,799
Total liabilities	4,535	7,696	6,231

(1)	Extraordinary items include the writedown of property, plant and equipment, and the writedown of distribution rights.

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

The following table is a summary of our contractual obligations as of December 31, 2005:

	Payments Due by Period (12 months ending) December 31
Contractual Obligations							2011 and
($ in thousands)	Total	2006	2007	2008	2009	2010	thereafter

Operating line of credit	$361	$361	-	-	-	-	-
Letters of credit	-	-	-	-	-	-	-
Short term loans	567	567	-	-	-	-	-
Long term debt	1,510	-	$1,510	-	-	-	-
Interest on debt	54	54
Operating leases (office equipment
and premises)	15	5	5	$5	-	-	-
Consulting contracts	1,837	380	380	380	$380	$317	-

Total Contractual obligations	$4,344	$1,367	$1,895	$385	$380	$317	-

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

F.	Tabular Disclosure of Contractual Obligations

The following table outlines our contractual obligations as of December 31, 2005:

	Payments Due by Period (12 months ending) December 31
Contractual Obligations							2011 and
($ in thousands)	Total	2006	2007	2008	2009	2010	thereafter

Operating line of credit	$361	$361	-	-	-	-	-
Letters of credit	-	-	-	-	-	-	-
Short term loans	567	567	-	-	-	-	-
Long term debt	1,510	-	$1,510	-	-	-	-
Interest on debt	54	54
Operating leases (office equipment
and premises)	15	5	5	$5	-	-	-
Consulting contracts	1,837	380	380	380	$380	$317	-

Total Contractual obligations	$4,344	$1,367	$1,895	$385	$380	$317	-

G.	Safe Harbor

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

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by our independent auditors. Any services provided by our independent auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. The audit committee pre-approves any non-audit services to be performed by the independent accountants under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

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

The following financial statements are filed as part of this annual report:

  Auditors’ Report for years ended December 31, 2005 and 2004
  Auditors’ Report for year ended December 31, 2003
  Consolidated Balance Sheets as of December 31, 2005 and 2004
  Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003
  Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003
  Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
  Notes to Consolidated Financial Statements

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

The consolidated financial statements of Clearly Canadian Beverage Corporation as at December 31, 2003 and for the year then ended were audited by other auditors whose report dated November 23, 2006 expressed an unqualified opinion on those statements.

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

/s/ UHY LDMB Advisors Inc.

June 12, 2006
Chartered Accountants
Langley, British Columbia

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of Clearly Canadian Beverage Corporation

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Clearly Canadian Beverage Corporation for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2003 in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit, and has a working capital deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
November 23, 2006

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As of December 31, 2005 and 2004
(in thousands of United States dollars, except where indicated)

	2005	2004
	$	$
		(Restated
		- Note 3)
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
Shareholders’ (Deficiency) Equity
Capital stock (notes 12 and 13)
Authorized
Unlimited common shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares
Outstanding - 2,000,000 (2004 - NIL) Class B preferred shares	2,000	-
Issued - 6,901,652 (2004 – 1,033,868) common shares without par value
Outstanding - 6,864,352 (2004 – 996,568) common shares without par
value	64,558	59,035
Contributed surplus (note 3)	4,809	1,037
Cumulative translation account	(929)	(1,253)
Deficit	(68,714)	(62,334)
	1,724	(3,515)
	6,259	4,181
Going concern (note 1)
Commitments and contingencies (note 16)
Subsequent events (note 22)

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
loan May 5, 2005
Private placement of
class A preferred
shares issued
May 5, 2005 at USD
$1.00 per share	-	-	1,000,000	1,000	-	-	-	-	1,000
Private placement
issued May 16, 2005
at USD $1.00 per	2,260,000	2,260	-	-	-	-	-	-	2,260
unit
Private placement
issued May 24, 2005
at USD $1.00 per	815,000	815	-	-	-	-	-	-	815
unit

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
		(Restated
		- Note 3)

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
		(Restated
		- Note 3)

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

RESTATEMENT OF 2004 Financial Statements

Balance
Sheet	As previously
	reported	Adjustments	Restated
At December 31, 2004:
Common stock	$58,590	$445	$59,035

Deficit	$(61,889)	$(445)	$(62,334)

Statement of Operations
For the year ended December 31, 2004
Financing costs	$208	$445	$653

Loss for the year	(5,086)	(445)	(5,531)

4	Royalty revenue

a)	Cascade Clear brand

The Company received $NIL royalty revenue during the year ended December 31, 2005 (2004 - $18,000; 2003 - $100,000).

b)	Co-pack business

The Company received $76,000 in royalty revenue during the year ended December 31, 2005 (2004 - $114,100; 2003 - $62,500).

5	Bank indebtedness

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

In 2005, the Company wrote down building, land and water source by $280,000 and $102,000 respectively to its estimated net recoverable amount. In 2004, land and water sources, buildings and equipment were written down by $721,000 (2003 - $272,000). The carrying value represents management’s best estimate of the net recoverable amount of the land and water sources, buildings and equipment. If the assumptions used by management are not borne out, the net recoverable amount of the assets may differ materially from the recorded amount.

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

Short-term debt

During 2004, the Company raised gross proceeds of CA $2,744,000, of which CA $394,000 was raised from certain directors and officers of the Company (related parties). The loans require monthly interest payments of 1% (annual rate of 12%). The additional cost of the financing included the issuance of 2,135,000 common shares issued at their fair value of $547,000 and warrants to purchase up to 250,000 common shares at an exercise price of CA $0.34 for a term of two years (refer to note 11). The debt is secured by a mortgage charge against certain of the Company’s properties and by a general security agreement over assets. The fair value of the shares issued was allocated to financing costs ($445,000) and interest on short term debt of $102,000.

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

The Company’s obligation under the capital lease consists of:

	2005	2004
	$	$

Minimum lease payments payable	15	-
Less: portion representing interest to be recorded over the remaining
term of the lease	3	-

	12	-
Less: current portion	3	-

Long-term portion	9	-

Future minimum annual lease payments under the capital lease are as follows:

$

2006	5
2007	5
2008	5

15

10	Long-term debt

	2005	2004
	$	$

Convertible promissory notes of CA $1,750,000, unsecured,
non-interest bearing, repayable in cash or equivalent value of
common shares at the option of the Company (see note 16(c))	1,510	1,454

Convertible debenture of CA $670,000, collateralized with a general subordinated security interest, bearing interest at 10%, interest paid monthly, the debenture units are repayable by
December 1, 2006 and convertible into common shares at the
option of the holder at any time prior to repayment at CA $8.00
per share (see note 11)	-	503

	1,510	1,957

Long-term debt maturities in each of the next five years are as follows:

	2005	2004
	$	$

Year ending December 31 2006	1,510	1,957

11	Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of $424,000 (CA $670,000), of which CA $345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consists of a convertible debenture of CA $1,000 and 1,250 share purchase warrants at CA $8.00 per share exercisable until December 2, 2004. The debenture units were originally repayable by December 1, 2003 and bear interest at 10% per annum. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA $8.00 per share.

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

If the Company had applied the fair value method of accounting for employee stock options for the year ended December 31, 2003, the Company would have recorded a compensation expense of $221,000 in respect of stock options granted and repriced in the year. Refer to note 3. The Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

2003
$
Loss for the year before stock-based compensation	(3,713)
Stock-based compensation	(221)
Pro forma loss for the year	(3,934)
Basic and diluted loss per share as reported	(5.50)
Per share impact of stock-based compensation	(0.30)
Pro forma loss per share	(5.80)

Warrants

The following table summarizes information about common share purchase warrants outstanding:

Exercise	Balance -			Balance -
price per	December 31,			December 31,
share	2004	Granted	Expired	2005	Expiry date

U.S.$8.50
(CA $11.00)	56,500	-	(56,500)	-	November 2005
U.S.$2.80
(CA $3.40)	25,000	-	-	25,000	March 2006
U.S.$1.25
(CA $1.46)	-	5,000,000	-	5,000,000	December 2006
U.S.$1.50
(CA $1.76)	-	5,000,000	-	5,000,000	December 2007
U.S.$2.00
(CA $2.34)	-	5,000,000	-	5,000,000	December 2008
U.S.$4.50
(CA $5.27)	-	5,000,000	-	5,000,000	December 2009
U.S.$2.00
(CA $2.34)	-	1,000,000	-	1,000,000	October 2010

	81,500	21,000,000	(56,500)	21,025,000

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

14	Corporate income taxes payable

a)	The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax recovery in the consolidated financial statements:

	2005	2004	2003
Combined statutory rate	35%	39%	37%
	$	$	$
Income taxes at statutory rate	(2,124)	(2,157)	(1,373)
Tax effect of
future tax asset not recognized	2,124	2157	1,373
Income taxes	-	-	-

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

In and around April, 1997, the Company acquired the shares of Blue Mountain Springs Ltd. (Blue Mountain) for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 10) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors). In April 1997, a claim was filed in the Ontario Supreme Court against the Company, and Gerry McGrath, the father of the Vendors. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain. The Company is vigorously defending the Moyal action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement. The Company has delivered a statement of defence, counterclaim and cross claim in which it has claimed damages against Moyal, as a result of the registration of a certificate of pending litigation against certain lands owned by Blue Mountain, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions.

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

The trials of all of the above noted claims are scheduled to be heard together. Although there is no scheduled trial date, it is anticipated that these actions could be heard before the court in the fall of 2006 or the spring of 2007 or earlier if certain issues within the actions proceed to court by way of summary motion instead of trial. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

The Company has incurred approximately CA$991,000in legal fees to date in defending and prosecuting the above noted actions, of which approximately CA$28,000 was incurred in the current year. The Company expects to be able to apply a portion of these amounts toward any amounts due upon the outcome of these matters. These legal fees have been expensed in the periods in which they were incurred.

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

Total pension expense for the year ended December 31, 2005 was $NIL (2004 - $NIL).

18	Supplementary cash flow information

		2005	2004	2003
		$	$	$
			(Restated)

a)	Items not involving cash
	Write-down of distribution rights (note 8)	-	1,536	500
	Loss on sale of assets held for sale	-	56	328
	Inventory written down	-	-	542
	Investment written down	28	-	-
	Property, plant and equipment written
	down	382	721	272
	Amortization of property, plant and
	equipment	122	130	294
	Stock-based compensation	1,709	23	13
	Stock issued on restructuring	448	-	-
	Stock issued to obtain short term financing	-	445	-
	Interest accretion on convertible debenture
	and short-term debt	101	68	53
	Gain on settlement of convertible
	debenture (note 11)	-	-	(81)

		2,790	2,979	1,921

b)	Changes in non-cash working capital
	balances related to operations
	Accounts receivable	(73)	263	328
	Inventories	(257)	106	1,267
	Prepaid expenses, deposits and other
	assets	(156)	(15)	95
	Prepaid contracts	(69)	141	73
	Accounts payable and accrued liabilities	(1,821)	697	(125)
	Related party liability	-	-	200
	Customer deposits	-	(98)	167

		(2,376)	1,094	2,005

		2005	2004	2003
		$	$	$
			(Restated)
c)	Non-cash investing and financing
	activities
	Equipment acquired under capital lease	13	-	-
	Fair value of warrants issued for
	consulting services	1,904	-	-
	Fair value of common shares issued for
	finders fees	639	-
	Fair value of common shares issued for
	restructuring	448	-	-
	Related party liability reclassified to
	short-term debt	-	(200)	-
	Prior period adjustment - stock options	-	523	-
	Equity component of shares issued with
	short-term debt	-	102	-
	Equity component of warrants issued with
	short-term debt	-	6	-

		3,004	431	-

19	Segmented information

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

Under U.S. GAAP, the Company would report its consolidated financial statements as follows:

Consolidated balance sheets

		2005		2004

	Canadian		Canadian	(Restated)
	GAAP	U.S. GAAP	GAAP	U.S. GAAP
	$	$	$	$
Assets
Current assets	2,579	2,579	1,369	1,369
Non-current assets (note a)	3,680	3,874	2,812	2,826
	6,259	6,453	4,181	4,195

Liabilities
Bank indebtedness	361	361	272	272
Accounts payable and accrued liabilities	2,094	2,094	4,150	4,150
Capital lease obligation	3	3	-	-
Customer deposits	-	-	69	69
Short-term debt	567	567	1,248	1,248

	3,025	3,025	5,739	5,739
Capital lease obligation	9	9	-	-
Long-term debt (note b)	1,501	1,501	1,957	1,878
	4,535	4,535	7,696	7,617
Shareholders’ Equity (Deficiency)
Capital stock	66,756	66,756	59,035	59,035
Share subscription receivable	(198)	(198)	-	-
Contributed surplus (notes b,e )	4,809	4,570	1,037	798
Cumulative translation account	(929)	(929)	(1,253)	(1,253)
Deficit	(68,714)	(68,281)	(62,334)	(62,002)

	1,724	1,918	(3,515)	(3,422)
	6,259	6,453	4,181	4,195

Consolidated statements of operations

	2005	2004	2003
	$	$	$
		(Restated)

Loss for the year under Canadian GAAP (Note f)	(6,069)	(5,531)	(3,713)
Gain on settlement of convertible debenture
under Canadian GAAP (note b)	-	-	(81)
Loss on settlement of convertible debenture
under U.S. GAAP (note b)	-	-	(104)
Difference in interest accretion under
U.S. GAAP (note b)	62	60	(148)
Stock based compensation		23

Loss for the year under U.S. GAAP	(6,007)	(5,448)	(4,046)

Unrealized gain on long-term investment (note a)	195	14	-
Foreign currency translation adjustments	(467)	6	36

Comprehensive loss under U.S. GAAP (note c)	(6,279)	(5,428)	(4,010)

Loss per share (basic and diluted) in dollars	(1.05)	(7.03)	5.97

Weighted average number of shares	5,728,924	775,012	677,411

No differences arise between U.S. and Canadian GAAP in the presentation of the cash flow statement.

a)	Unrealized holding gains (losses)

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

During 2002, under U.S. GAAP, the proceeds of $424,000 for the convertible debenture were allocated between the debt and detachable warrants based upon relative fair values using the Black-Scholes model. The assumptions used in calculating the fair value were the same as in note 13. The fair value of the warrants, $155,000, and the balance of $269,000 were allocated to the liability component and the beneficial conversion feature.

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

Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The accumulated balance of other comprehensive income is included in the equity section of the balance sheets. The Company’s other comprehensive income consists of foreign exchange adjustments and unrealized holding gains on long-term investment.

d)	Marketing costs

U.S. GAAP requires separate disclosure of marketing costs. During the year ended December 31, 2004, the Company spent $1,358,628 on marketing (2004 - $1,493,213; 2003 - $1,461,842).

e)	Stock-based compensation

During the years ended December 31, 2000 and December 31, 2003, the Company repriced previously granted director, officer and employee options and, as a result, is required to use variable accounting for these stock options under U.S. GAAP. The exercise price exceeded the market value of the shares at the end of the year; therefore, no charge has been recorded since that time. Effective January 1, 2004, the Company changed its accounting policies under Canadian GAAP with respect to stock options. See note (3) for details.

Effective January 1, 2005, the Company adopted SFAS 123R (refer (g) below) using the modified prospective application transition method. Under this transition method, the fair value basis of accounting for stock based compensation has been applied to all new grants after January 1, 2005, and to prior grants only in the case where the grants awarded are modified, repurchased or cancelled. There were no grants with unearned service life as at the adoption date.

For the 2004 and 2003 years, had recognized compensation expense for the Company’s stock option plans been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123, the Company’s loss for the year and loss per share under United States GAAP would have been as follows:

	2004	2003
	$	$
	(Restated - Note 3)
Loss in accordance with United States GAAP, as reported	(5,448)	(4,046)
Employee stock option expense	(23)	(221)
Pro-forma loss in accordance with United States GAAP	(5,471)	(4,267)
Pro-forma loss per share, basic and diluted in accordance with	$7.06	$6.30
United States GAAP, in dollars

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

g)

United States GAAP requires disclosure of the total expense related to rentals paid under operating leases. The total amount included in the operating statements for the years ended December 31, 2005, 2004 and 2003 were $214,418, $217,115 and $196,234 respectively.

h)	Recent Accounting Pronouncements

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

f)

In May, 2006, the Company entered into an agreement to surrender warrants with shareholders that provided the private placement in December 28, 2005. The shareholders surrendered to the Company for cancellation all such warrants except 4,120,000 Series A Warrants at vested price of $1.25 USD.

g)

On February 1, 2006, our Board of Directors adopted the 2006 Equity Incentive Plan, providing for the grant of up to 10,000,000 common stock based awards. As of June 15, 2006, there were options outstanding under the 2006 Equity Incentive Plan entitling the holders of the options to purchase up to 1,275,000 common shares at exercise prices between $1.75 and $2.25 per share.

ITEM 19.	EXHIBITS

The following Exhibits are included in this annual report:

EXHIBIT		DESCRIPTION
1.1	(5)	Articles of Clearly Canadian Beverage Corporation, as amended
1.2	(5)	Notice of Articles, dated May 31, 2006
4.1	(1)	Preferred Share Purchase Agreement, dated for reference March 28, 2005, between the Company and BG Capital Group Ltd.
4.2	(5)	Private Placement Subscription Agreement, dated December 28, 2005, between the Company and BG Capital Group Ltd.
4.3	(5)	Agreement to Amend Subscription Agreement, dated May 12, 2006, between the Company and BG Capital Group Ltd.
4.4	(2)	1997 Stock Option Plan
4.5	(1)	2005 Stock Option Plan
4.6	(3)	2006 Equity Incentive Plan
8.1	(5)	List of Subsidiaries
11.1	(4)	Code of Conduct for Chief Executive and Senior Financial Officers
12.1	**	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	**	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	**	Independent Auditors’ Consent of UHY LDMB Advisors Inc.
99.2	**	Consent of Independent Registered Public Accounting Firm of KPMG LLP

** Filed herewith

(1)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.
(2)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-100743).
(3)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-131713), filed on February 9, 2006.
(4)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 18, 2004.
(5)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 30, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ Brent Lokash
Name: Brent Lokash
Title: President

DATED December 6, 2006