Form 20-F
period 2006-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2007-07-02
CIK 808464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[    ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

[    ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

OR

[    ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006: 13,879,853 Common Shares

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [    ]     No [X]

If this report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [    ]     No [X]

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]     No [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer [    ]     Accelerated filer [    ]      Non-accelerated filer [X]

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [    ]     Item 18 [X]

If this report is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [     ]     No [X]

-i-

GENERAL

In this Annual Report on Form 20-F, all references to “Clearly Canadian”, “us”, “we” or the “Company” refer to Clearly Canadian Beverage Corporation, carrying on business as Clearly Canadian Brands, and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended December 31, 2006.

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
  our focus on key long-term objectives, including diversifying its alternative beverage product lines, maintaining and expanding current market share, and improving its network of distributors;
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

Not applicable.

A.	Selected Financial Data

Annual Information

The following selected financial data has been derived from our audited consolidated financial statements. This financial data is in U.S. dollars, unless otherwise indicated, and is presented in accordance with Canadian GAAP and U.S. GAAP, as indicated. This information should be read in conjunction with, and qualified by reference to, our financial statements included in Item 18 of this Annual Report, as well as “Item 5. Operating and Financial Review and Prospects.” Included as Note 22 to the audited financial statements is a U.S. GAAP reconciliation that describes the principal differences between Canadian GAAP and U.S. GAAP as they relate to the financial statements.

Statement of Operations Data:

	Year Ended December 31,
(in U.S. dollars, except number of shares)	2006	2005	2004	2003	2002
Canadian GAAP
Total revenues	$7,462,000	$8,712,000	$11,064,000	$13,270,000	$20,205,000
Gross profit	1,785,000	2,363,000	3,016,000	3,310,000	5,670,000
Net loss from continuing operations	(8,247,000)	(6,069,000)	(5,531,000)	(3,713,000)	(3,583,000)
Net loss	(8,247,000)	(6,069,000)	(5,531,000)	(3,713,000)	(3,583,000)
Net loss per share (basic) from continued
operations (1)	(0.82)	(1.06)	(7.14)	(5.48)	(5.40)
Net loss per share (diluted) from
continued operations (1)	(0.82)	(1.06)	(7.14)	(5.48)	(5.40)
Net loss per share (basic)(1)	(0.82)	(1.06)	(7.14)	(5.48)	(5.40)

	Year Ended December 31,
(in U.S. dollars, except number of shares)	2006	2005	2004	2003	2002
Net loss per share (diluted)(1)	(0.82)	(1.06)	(7.14)	(5.48)	(5.40)

U.S. GAAP
Net loss under US GAAP	$(8,247,000)	$(6,007,000)	$(5,471,000)	$(4,046,000)	$(3,578,000)
Net loss per share (basic) (1)	(0.81)	(1.05)	(7.03)	(5.97)	(5.40)
Net loss per share (diluted) (1)	(0.81)	(1.05)	(7.03)	(5.97)	(5.40)

______________________
(1)      Based on weighted average shares outstanding. For accounting purposes, there were 10,223,284 shares of our common stock outstanding as of December 31, 2006 (not including 37,300 shares owned by us, as previously acquired under normal course issuer bids).

Balance Sheet Data:

	As of December 31,
(in U.S. dollars, except number of shares)	2006	2005	2004	2003	2002
Canadian GAAP
Total assets	$9,093,000	$6,259,000	$4,181,000	$7,356,000	$10,647,000
Short-term liabilities	1,616,000	3,025,000	5,739,000	4,432,000	4,812,000
Long-term liabilities	-	1,501,000	1,957,000	1,799,000	1,112,000
Shareholders’ Equity:
Shareholders’ Equity (Deficit)	7,464,000	1,724,000	(3,515,000)	1,125,000	4,723,000
Capital Stock	77,330,000	66,756,000	60,072,000	58,757,000	58,678,000
Number of shares issued (1)	13,917,153	6,901,652	1,033,868	716,868	704,368
Number of shares outstanding (1)	13,879,853	6,864,352	996,568	679,568	667,068
Cash dividends declared per share	--	--	--	--	--

U.S. GAAP
Total assets	9,093,000	6,453,000	4,195,000	7,356,000	10,647,000
Short-term liabilities	1,616,000	3,025,000	5,739,000	4,432,000	4,524,000
Long term liabilities	-	1,501,000	1,878,000	1,786,000	1,112,000
Shareholders’ Equity (Deficit):
Net Equity (Deficit)	7,464,000	1,918,000	(3,422,000)	1,138,000	5,011,000
Capital Stock	77,330,000	66,756,000	59,883,000	59,041,000	58,940,000

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

At Year End December 31	2006	2005	2004	2003	2002
End ($)	0.8581	0.8577	0.8308	0.7738	0.6331
Average ($)	0.8816	0.8255	0.7683	0.7135	0.6368
High ($)	0.9013	0.8751	0.8493	0.7738	0.6618
Low ($)	0.8640	0.7853	0.7159	0.6349	0.6199

The following table sets forth the high and low exchange rates for the conversion of one Canadian dollar into U.S. dollars for each of the last 6 months.

	Thru	May	April	March	February	January
	June 15, 2007	2007	2007	2007	2007	2007
High for the month ($)	0.9360	0.9150	0.8834	0.8576	0.8559	0.8523
Low for the month ($)	0.9452	0.9106	0.8794	0.8540	0.8521	0.8482

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on June 15, 2007 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $0.9364 (US $1.00 = $1.0679 CDN).

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

Risks Related to Our Business

There is a risk to our operating as a going-concern. If we cannot fund our operations and/or liabilities from revenues or financing efforts, we may have to change our business plan, significantly reduce or suspend our operations, sell or merge our business

Our financial statements have been prepared on the assumption that we are a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business; however, certain events and conditions cast substantial doubt on this assumption. We had a loss of $8,247,000 for the year ended December 31, 2006 and had a working capital of $5,245,000, an accumulated deficit of $77,055,000 and a shareholders’ equity of $7,464,000 at year-end. For the year ended December 31, 2005, we also had a loss of $6,069,000 and had a working capital deficit of $446,000, an accumulated deficit of $68,714,000 and a shareholders’ equity of $1,724,000. Operations for the years ended December 31, 2006 and December 31, 2005 have been funded primarily from the issuance of capital stock and the continued support of creditors.

Management has continued to take steps to try to improve our financial results and cash flows. These steps include liquidation of non-core investments and pursuing equity financing to fund working capital requirements. Since January 2006, we have raised approximately $7,731,000 million of equity financing to fund working capital requirements. Nonetheless, we may need to seek additional sources of debt and/or equity financing in the future to fund our operations, liabilities and working capital requirements.

The financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

We have a history of operating losses which are likely to continue unless we significantly increase sales volume and maintain fixed and variable costs

We incurred net losses of $8,247,000 (including a write down of property, plant and equipment of $137,000) during the year ended December 31, 2006 compared to net loss during the year ended December 31, 2005 of $6,069,000 (including a write down of property, plant and equipment of $382,000). and net loss of $5,531,000 during the year ended December 31, 2004 (including write down of property, plant and equipment of $721,000 and distribution rights of $1,536,000). Operating losses (gross profit less selling, general and administrative expenses) were $4,966,000 during the year ended December 31, 2006 compared to $2,800,000 during the year ended December 31, 2005, and $2,049,000 during the year ended December 31, 2004. We will likely incur additional losses during the year ending December 31, 2007. We believe that to operate at a profit we must significantly increase the sales volume for our products, achieve and maintain efficiencies in operations, maintain fixed costs at or near current levels and avoid significant increases in variable costs relating to production, marketing and distribution. Our ability to significantly increase sales from current levels will depend primarily on success in maintaining and/or increasing market share and availability for our Clearly Canadian® sparkling flavoured water and expanding distribution of our other beverage product lines into new geographic distribution areas, particularly in the United States and Canada. Our ability to significantly increase sales from current levels will also depend on success in maintaining and/or increasing market share and availability of our snack food and organic baby food lines of products recently acquired as part of our recent corporate acquisitions. Our ability to successfully enter new distribution areas will, in turn, depend on various factors, many of which are beyond our control, including, but not limited to, the continued demand for our current brands and products in target markets, the ability to price our products at levels competitive with competing products, the ability to establish and maintain relationships with distributors in each geographic area of distribution and the ability in the future to create, develop and successfully introduce new brands and products.

We have experienced a trend of declining revenue and may never be profitable

We have experienced a declining revenue trend for the past several years. During the year ended December 31, 2006, we had sales revenues of $7,462,000, compared to revenues of $8,712,000 in 2005, $11,064,000 in 2004, $13,270,000 in 2003, and $20,205,000 in 2002. From 2001 to 2006, our revenues declined 68%. This declining revenue trend occurred while the industry for the alternative beverage category, according to Beverage Marketing Corporation of New York, has grown in market size in the United States from $3.8 billion in wholesale dollar sales in 1992 to over $14 billion. Competition has intensified in the alternative beverage category and we compete for market share against some companies with substantially greater marketing, personnel, distribution and production resources. In an effort to compete over the past five years, we spent substantial resources marketing and repositioning our Clearly Canadian® sparkling flavoured water brand and introducing new brands, including Clearly Canadian O+2®, Tré Limone®, Reebok Fitness Water, reformulated Clearly Canadian® sparkling flavoured and Clearly Canadian® Natural Enhanced Water beverage products. Despite such marketing efforts, we had only limited success with the Clearly Canadian O+2®, Tré Limone® and Reebok Fitness Water and we no longer market these products. We may not be successful in reversing the declining revenue trend, and we may not be able to generate sufficient revenues from sales to return to profitability.

Dependence on key management employees

Our business is dependent upon the continued support of existing senior management, including our Chief Executive Officer, Brent Lokash, and our President, David Reingold. Mr. Lokash was appointed as our President on September 29, 2005 following the resignation of Douglas Mason as President, and he has been responsible for our business planning, corporate and brand initiatives and financings. Mr. Lokash resigned as President of the Company on May 29, 2007 and was appointed Chief Executive Officer on the same day. Mr. Reingold was appointed our President on May 29, 2007. The loss of Mr. Lokash or Mr. Reingold, or any other key members of our existing management, could adversely affect our business and prospects.

Our operations may be adversely affected by exchange controls, currency fluctuations, taxation laws and other laws or policies of Canada, the United States or other countries

Our operations are carried out primarily in Canada and in the U.S., with less significant operations in other countries. Such operations and the associated capital investments could be adversely affected by exchange controls, currency fluctuations, taxation laws and other laws or policies of Canada, the United States and other countries affecting foreign trade, investment and taxation, which, in turn, could affect our current or future foreign operations.

Our future operating results are subject to a number of uncertainties

Our future operating results are subject to a number of uncertainties, including our ability to market our products and to develop and introduce new products, our ability to penetrate new markets, the marketing efforts of distributors and retailers of our products, most of which also distribute or sell products that are competitive with our products, the number, quantity and marketing forces behind products introduced by competitors and laws and regulations and any changes thereto, especially those that may affect the way in which our products are marketed and produced, as well as laws or regulations that are enforceable by such regulatory authorities as the Food and Drug Administration.

Enforcement of civil liabilities

As Canadian citizens and residents, some of our directors and officers may not subject themselves to U.S. legal proceedings so that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., Clearly Canadian and its insiders may have defences available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. Our management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Our results of operations have fluctuated and are likely to continue to fluctuate

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

Our intellectual property rights are critical to our success, and the loss of such rights could materially and adversely affect our business

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

Increases in the cost of packaging and raw materials could reduce profits

We spend significant amounts on packaging for our products. We consider packaging to be an important component in the sale of our products. Packaging has been very important to our success and helps to distinguish our products from those of our competitors. We, and our co-packers from whom we buy products, purchase primary packaging supplies, including bottles, caps, preforms, plastic sleeves, labels, trays, jars, lids, tins and bags from outside vendors. In addition, we, and our co-packers, purchase a significant portion of the ingredients needed to produce our products, including sweeteners, flavors, dried fruits, nuts, vegetable products, rice, grains, milk and egg products and carbon dioxide from outside vendors. We rely on our ongoing relationships with key suppliers and co-packers to support our operations. If the cost of our packaging or raw materials increases significantly, the total cost of our products would increase significantly, which could adversely affect the sales of our products, as well as our financial performance.

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

Our directors, officers, promoters and other members of management may serve as directors, officers, promoters and other members of management of other companies, therefore it is possible that a conflict of interest may arise

Certain of our directors, officers, and other members of management, including Brent Lokash, Edwin Fok, Andrew Strang, David Reingold George Reznik and Marco Markin, presently serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of Clearly Canadian and their duties as a director, officer, promoter or member of management of such other companies.

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

Our markets are highly competitive

We operate in highly competitive geographic and product markets, and most of our markets are dominated by competitors with greater resources. We cannot be certain that we could successfully compete for sales to distributors or stores that purchase from larger, more established companies that have greater financial, managerial, sales and technical resources. In addition, we compete for limited retailer shelf space for our products. Larger competitors, such as mainstream food and beverage companies including but not limited to Coca-Cola, PepsiCo, Cadbury, Hain-Celestial, Heinz, Nestle, and Johnvince Foods, also may be able to benefit from economies of scale, pricing advantages or the introduction of new products that compete with our products. Retailers also market competitive products under their own private labels.

In the future, competitors may introduce other products that compete with our products and these competitive products may have an adverse effect on our business, results of operations and financial condition.

We also compete with other manufacturers in the procurement of natural and organic product ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future along with increasing public demand for natural and organic products. This could cause our expenses to increase or could limit the amount of product that we can manufacture and sell.

Consumer preferences for our products are difficult to predict and may change

A significant shift in consumer demand away from our products or our failure to maintain our current market position could reduce our sales or the prestige of our brands in our markets, which could harm our business. While we continue to diversify our product offerings, we cannot be certain that demand for our products will continue at current levels or increase in the future.

Our acquisition strategy exposes us to risk

We intend to continue to grow our business in part through the acquisition of new brands, both in Canada and the United States. Our acquisition strategy is based on identifying and acquiring brands with products that complement our existing product mix. We cannot be certain that we will be able to successfully:

-  identify suitable acquisition candidates;

-  negotiate identified acquisitions on terms acceptable to us; or

-  integrate acquisitions that we complete.

We may encounter increased competition for acquisitions in the future, which could result in acquisition prices we do not consider acceptable. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed.

Our future success may be dependent on our ability to integrate brands that we acquire

Our future success may be dependent upon our ability to effectively integrate new brands that we acquire, including our ability to realize potentially available marketing opportunities and cost savings, some of which may involve operational changes. We cannot be certain:

-  as to the timing or number of marketing opportunities or amount of cost savings that may be realized as the result of our integration of an acquired brand;

-  that a business combination will enhance our competitive position and business prospects; or

-  that we will not experience difficulties with customers, personnel or other parties as a result of a business combination.

In addition, we cannot be certain that we will be successful in:

-  integrating an acquired brand’s distribution channels with our own;

-  coordinating sales force activities of an acquired brand or in selling the products of an acquired brand to our customer base; or

-  integrating an acquired brand into our management information systems or integrating an acquired brand’s products into our product mix.

Additionally, integrating an acquired brand into our existing operations will require management resources and may divert our management from our day-to-day operations. If we are not successful in integrating the operations of acquired brands, our business could be harmed.

We are dependent on the distribution services of independent distributors and independent food/beverage brokers in order to distribute and sell our products to retailers and consumers

We rely, in addition to our own sale organization, upon sales efforts made by or through distributors and brokers to sell our products. The loss of, or business disruption at, one or more of these distributors or brokers may harm our business. If we were required to obtain additional or alternative distribution and food brokerage agreements or arrangements in the future, we cannot be certain that we will be able to do so on satisfactory terms or in a timely manner.

For our beverages, we rely, to a significant extent, on the distribution services of distributors in order to distribute and sell our beverage products to retailers and consumers. Over recent years, we have observed an increased consolidation of distribution services within the alternative beverage industry. Traditional soft drink companies, which also own or operate distribution companies that provide distribution services to alternative beverage companies, have acquired or developed alternative beverage products. As a result of these developments, these distribution companies that are associated with traditional soft drink beverage companies are less willing to distribute and sell other companies’ alternative beverage products, especially if such products compete with the products that the traditional soft drink companies have within their portfolio of beverages. In view of these developments, we are attempting to diversify our distribution network to align ourselves with distribution companies that are not affiliated only with traditional soft drink beverage companies. Our recent efforts include a transition from our largest distributor, the Dr. Pepper/Seven-Up Bottling Group, which has been distributing our products in the Mid West, South Central and South West of the United States, to a network of these other types of distributors who distribute a variety of alternative beverages. There is no assurance that the volume of sales from these new distributors will match or exceed the volume of sales which in the past was generated by the Dr. Pepper/Seven-Up Bottling Group, and this shift in distribution strategy may have an adverse impact on our sales and results of operations.

For fiscal year 2006, over 20% of our beverage sales were to one distributor; approximately 50% of our organic and natural snack food sales were to one distributor and over 90% of our organic baby food sales was to one distributor. There is no assurance that the volume of sales to any of these distributors will match or exceed the volume of sales which in the past was generated by these customers and lower sales to these customers may have an adverse impact on our sales and results of operations.

Loss of one or more of our independent co-packers could harm our business

Our revenue is derived from products manufactured by independent co-packers. The loss of one or more co-packers, or our failure to retain co-packers for newly acquired products or brands, could delay or postpone production of our products, which could have a material adverse effect on our business, results of operations and financial condition until such time as an alternate source could be secured, which may be on less favorable terms.

Our future results of operations may be adversely affected by escalating fuel costs

Many aspects of our business have been, and continue to be, directly affected by the continuously rising cost of fuel. Increased fuel costs have translated into increased costs for the products and services we receive from our third party providers including, but not limited to, increased production and distribution costs for our products. As the cost of doing business increases, we may not be able to pass these higher costs on to our customers and, therefore, any such increase may adversely affect our earnings.

Our inability to use our trademarks could have a material adverse effect on our business

We believe that brand awareness is a significant component in a consumer’s decision to purchase one product over another in the highly competitive food, beverage and personal care industry. Although we endeavour to protect our trademarks and trade names, there can be no assurance that these efforts will be successful, or that third parties will not challenge our right to use one or more of our trademarks or trade names. We believe that our trademarks and trade names are significant to the marketing and sale of our products and that the inability to utilize certain of these names could have a material adverse effect on our business, results of operations and financial condition.

Our products must comply with government regulation

The USDA has adopted, and the Canadian Food Inspection Agency is soon to adopt regulations with respect to a national organic labelling and certification program. We currently manufacture organic products which are covered by these regulations. Future developments in the regulation of labelling of organic foods could require us to further modify the labelling of our products, which could affect the sales of our products and thus harm our business.

In addition, the Canadian Food Inspection Agency has recently adopted regulations with respect to natural health products (NHP) which require that all products sold as natural health products be NHP licensed. Some of our Clearly Canadian® Natural Enhanced Waters are natural health products and we have applied for an NHP license for these products but are able to sell them during the application process. If we do not obtain an NHP license for these products we may not be able to sell them in Canada which could harm our business.

We continually monitor and modify packaging to be in compliance with the rules of the various countries where we sell our products. Our ability to meet local packaging regulations impact our ability to sell products in these regions.

Furthermore, new government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and financial condition.

Product recalls could have a material adverse effect on our business

Manufacturers and distributors of products in our industry are sometimes subject to the recall of their products for a variety of reasons, including for product defects, such as ingredient contamination, packaging safety and inadequate labelling disclosure. If any of our products are recalled due to a product defect or for any other reason, we could be required to incur the expense of the recall or the expense of any resulting legal proceeding. Additionally, if one of our significant brands were subject to recall, the image of that brand and our image could be harmed, which could have a material adverse effect on our business.

Product liability suits, if brought, could have a material adverse effect on our business

If a product liability claim exceeding our insurance coverage were to be successfully asserted against us, it could harm our business. We cannot assure you that such coverage will be sufficient to insure against claims which may be brought against us, or that we will be able to maintain such insurance or obtain additional insurance covering existing or new products. As a marketer of food, beverage and personal care products, we are subject to the risk of claims for product liability. We maintain product liability insurance and generally require that our co-packers maintain product liability insurance naming us as a co-insured.

We rely on independent certification for a number of our food products

We rely on independent certification, such as certifications of our products as “organic” or “kosher,” to differentiate our products from others. The loss of any independent certifications could adversely affect our market position as a natural and organic food company, which could harm our business.

We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified. For example, we can lose our “organic” certification if a manufacturing plant becomes contaminated with non-organic materials, or if it is not properly cleaned after a production run. In addition, all raw materials must be certified organic. Similarly, we can lose our “kosher” certification if a manufacturing plant and raw materials do not meet the requirements of the appropriate kosher supervision organization.

Our industries are subject to seasonal variations in demand.

Sales of both beverage products and snack food products are subject to seasonal variations in demand. For example, consumers in North America typically consume fewer beverage products in the late fall, winter and early spring months and consume a higher amount of snack food around some holidays. As a result, our sales and results of operations vary seasonally and such variations may be significant. For these reasons you should not rely on quarterly operating results as indications of future performance.

Our growth is dependent on our ability to introduce new products and improve existing products

Our growth depends in large part on our ability to generate and implement improvements to our existing products and to introduce new products to consumers. The innovation and product improvements are affected by the level of funding that can be made available, the technical capability of our team in developing and testing product prototypes, and the success of our management in rolling out the resulting improvements in a timely manner. If we are unsuccessful in implementing product improvements that satisfy the demands of consumers, our business could be harmed.

The profitability of our operations is dependent on our ability to manage our inventory

Our profit margins depend on our ability to manage our inventory efficiently., A number of factors, such as changes in customers’ inventory levels, access to shelf space and changes in consumer preferences, may lengthen the number of days we carry certain inventories, hence impeding our effort to manage our inventory efficiently.

Risks Related to our Capital Stock

BG Capital Group beneficially owns a majority of the voting power and effectively controls our company, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders

As of June 11, 2007, BG Capital Group Ltd. is the holder of 126,754 of our common shares, 600,000 (100% of class) of our Class B Preferred shares which are convertible into 2,460,000 common shares, and holds warrants to acquire an additional 4,000,000 common shares at a price of $1.25 per share. In the event BG Capital were to convert its Class B Preferred shares into common shares and exercise all of its rights to acquire stock on the exercise of warrants issued in connection with previous financings, as of June 11, 2007, it would own approximately 32.47% of our common shares. In addition, BG Capital has been issued 1,120,000 Variable Multiple Voting Shares on the conversion of 1,400,000 Class B Preferred shares, and will receive an additional 480,000 Variable Multiple Voting Shares on the conversion of the 600,000 Class B preferred shares still outstanding. Based on 20,423,820 of the company’s common shares which issued and outstanding as of June 11, 2007, the number of votes accruing by formula to each Variable Multiple Voting Share is approximately 20.3, for a total of 55.98% votes. The ownership of the Variable Multiple Voting Shares has the effect of increasing BG Capital’s outstanding voting power further. Accordingly, this single shareholder can influence the outcome of shareholder votes, involving the election of directors, the adoption or amendment of provisions in our articles of association and the approval of mergers or other similar transactions, such as a sale of substantially all of our assets. Such control by BG Capital could have the effect of delaying, deferring or preventing a change in control of our Company.

In addition, we have a shareholders’ rights plan and super majority approval requirements, each of which may prevent or delay a change of control.

Future financings and exercise of the outstanding options and warrants could result in significant dilution to our shareholders

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

In addition, we have reserved, in aggregate, 1,750,000 common shares for issuance upon exercise of options under our 2005 Stock Option Plan, and 10,000,000 common shares for issuance upon exercise of options or other stock-based awards under our 2006 Equity Incentive Plan. As of June 15, 2007, we had granted options exercisable to acquire up to 2,871,683 common shares under these plans at exercise prices ranging from $1.00 to $12.26 per share. As of June 15, 2007, there are outstanding warrants to purchase up to 13,510,683 shares at exercise prices ranging from $1.25 to $4.00 per share. The issuance of shares under either of our stock plans or upon exercise of any of the outstanding stock purchase warrants will also dilute our shareholders.

Our shares have experienced significant price volatility and continued volatility may adversely affect the price of our common shares

Our common share price has experienced significant price volatility, with trading prices on the OTC Bulletin Board ranging from $0.45 (high) to $0.16 (low) during the year ended December 31, 2004, from $2.50 (high) to $1.10 (low) during the year ended December 31, 2005, from $4.41 (high) to $2.05 (low) during the year ended December 31, 2006 and from $3.18 (high) to $2.20 (low) during the period from January 1, 2007 to June 15, 2007 . There are many reasons for fluctuations in trading, including announcements of developments related to our business, fluctuations in operating results, failure to meet investor expectations, general conditions in the beverage industry and the worldwide economy, announcements of innovations, new products or product enhancements by us or our competitors, acquisitions and divestitures, changes in governmental regulations, developments in licensing arrangements and changes in relationships with trade partners and suppliers. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of our common shares.

Trading on the OTC Bulletin Board may be volatile and sporadic, which could depress the market price of the common stock and make it difficult for shareholders to resell their shares

Our common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like Amex. Accordingly, an investor in our common stock may have difficulty reselling his or her shares.

Because our common stock is considered a “penny stock,” our shareholders’ ability to sell or buy shares in the secondary trading market may be limited

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

As a result, for as long as our common stock is subject to these penny stock rules, our shareholders may have difficulty in selling their shares in the secondary trading market. In addition, prices for shares of our common stock may be lower than might otherwise prevail if our common stock were quoted on the NASDAQ Stock Market or traded on a national securities exchange, like The New York Stock Exchange or American Stock Exchange. This lack of liquidity may also make it more difficult for us to raise capital in the future through the sale of equity securities information on the company

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Name and Incorporation

Clearly Canadian Beverage Corporation is a British Columbia corporation, governed by the Business Corporations Act (British Columbia. The Company was incorporated under the name Cambridge Development Corporation on March 18, 1981. The Company subsequently changed its name to Bridgewest Development Corporation on October 28, 1983, to BDC Industries Corp. on November 15, 1984 and to the Jolt Beverage Company, Ltd. on September 3, 1986. On December 14, 1987, the Jolt Beverage Company, Ltd. amalgamated with Interbev Packaging Corp. and

Brewmaster Systems Ltd. and on May 13, 1988, the Company changed its name to International Beverage Corporation. The Company changed its name to Clearly Canadian Beverage Corporation on May 14, 1990 and is. The Company registered the trade name, Clearly Canadian Brands, in British Columbia on June 5, 2007 and currently carries on business as Clearly Canadian Brands.

The Company’s corporate head office is presently located at 2267 10th Avenue W., Vancouver, British Columbia V6K 2J1 (telephone no: (604) 742-5300) and our registered and records offices are located at 1780 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. We do not have an agent in the U.S.

Material Events

In fiscal 2006, the Company completed the following material transactions:

  In August 2006, the Company settled litigation with respect to its Blue Mountain Springs Ltd. subsidiary. The terms of the settlement included the issuance of 624,314 of the Company’s common shares with a fair value at the time of issuance of $1,529,000;

  In August 2006, the Company completed a private placement of 333,334 of the Company’s common shares issued at $3.00 per share, together with a warrant to purchase 333,334 of the Company’s common shares exercisable at $3.25 per share. In connection with the private placement, the Company paid broker fees of $120,000 and granted broker warrants to purchase 23,333 of the Company’s common shares exercisable at $3.25 per share;

  In June 2006, the Company completed a private placement of 1,205,000 of the Company’s common shares issued at $2.75 per share. In connection with the private placement, the Company paid broker fees of $397,649 and granted broker warrants to purchase 84,350 of the Company’s common shares exercisable at $3.00 per share;

  In June 2006, we relinquished our right to take water from our Thornton well site in Innisfill, Ontario and sold our water equipment and storage tanks at the Thornton well site for $400,000 CDN; and

  In May 2006, the Company completed a private placement of 1,312,500 of the Company’s common shares issued at $2.00 per share. In connection with the private placement, the Company paid broker fees of $313,800 and granted broker warrants to purchase 91,525 of the Company’s common shares exercisable at $2.25 per share. As a condition of this financing, the participants in the $1,000,000 private placement which we completed in December 2005 agreed to surrender all but 4,120,000 warrants of their 20,000,000 warrants issued with that private placement.

Subsequent to the end of fiscal 2006, the Company has completed the following material transactions:

  In April, 2007, the Company completed a private placement of 333,000 of the Company’s common shares issued at $3.00 per share, together with a warrant to purchase 333,000 of the Company’s common shares, vesting upon issuance, exercisable at $3.25 per share and expiring in two years;

  In March, 2007, the Company completed a private placement of 833,000 of the Company’s common shares issued at $3.00 per share, together with a warrant to purchase 833,000 of the Company’s common shares, exercisable at $3.25 per share. In connection with the private placement, the Company paid broker fees of $287,730 and granted broker warrants to purchase 23,333 of the Company’s common shares exercisable at $3.25 per share;

Subsequent to the end of fiscal 2006, the Company completed the following acquisitions which have transformed the Company from a marketer of premium alternative beverages to a diversified company marketing premium alternative beverages and natural and organic products:

  On May 24, 2007, the Company acquired all of the outstanding shares of My Organic Baby Inc. (“MOB”), which markets Canada’s first full nation wide line of organic baby food. As consideration for the acquisition, the Company paid $400,000 CDN; issued the vendors 630,000 of the Company’s common shares, provided, that if a gain of $600,000 CDN is not realized from a sale of these shares within two years, the Company will pay any shortfall; and issued the vendors 3,750,000 warrants to purchase the Company's common shares at a purchase price of $4.00 per share, provided that if a gain of $3,750,000 CDN is not realized from a sale of the shares attached to the warrants within one year, the Company will pay any shortfall. For its latest completed fiscal year ended January 31, 2007, MOB had sales of approximately $1,300,000 CDN and net income before tax of approximately $30,000 CDN. Our consolidated financial statements for the second quarter of 2007 will include the results of operations of MOB beginning on March 24, 2007; and

  On February 7, 2007, the Company acquired all of the outstanding shares of DMR Food Corporation (“DMR”), a leading packager and marketer of natural and organic snack foods in Canada. As consideration for the acquisition, the Company paid $450,000 CDN on closing; $450,000 CDN payable over three years; and, issued the vendors warrants to purchase 3,000,000 of the Company’s common shares at a price of $4.00 per share. If the vendors do not realize, by February 7, 2008, a gain of $2,550,000 CDN from the exercise and sale of our common shares issuable under the warrants, the vendors have the right to require the Company to pay any shortfall. For its latest completed fiscal year ended September 30, 2006, DMR had sales of approximately $4,100,000 CDN and net income before tax of approximately $195,000 CDN. Our consolidated financial statements for the first quarter of 2007 include the results of operations of DMR beginning on February 7, 2007.

Capital Expenditures

A discussion of our principal capital expenditures over the last three years may be found under “Results of Operations” and under “Cash used in Investing Activities” in Item 5. A description of the principal capital expenditures, if any, currently in progress or planned for the coming year may be found in “Item 4. Information on the Company – Business Overview” below in this Annual Report.”

B.	Business Overview

Clearly Canadian Brands markets, distributes and sells premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Clearly Canadian's recent acquisition of My Organic Baby Inc. and DMR Food Corporation marks the Company's debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler, and a wide range of dried fruit and nut snacks offerings under many brand names including SunRidge Farms, Naturalife, Sweet Selections, SSG, Simply by Nature and Glengrove Organics.

Our products are marketed and sold to all classes of retail trade, including national supermarkets, national and independent convenience stores, drug stores, mass-market stores and specialty natural food stores. We primarily rely on distributors and brokers to sell our products to retail customers.

All of our beverage and organic baby food products are manufactured and produced by independent food and beverage manufacturers (“co-packers”) using proprietary specifications controlled by us. We package our dried fruit and nut snack products at our own facilities.

Our brand names are, or are becoming, well recognized in the marketplace in which they are sold. In particular, the brand name Clearly Canadian, which is the cornerstone of our Company, has sold over 2 billion bottles worldwide since its inception in 1988 and is widely regarded as being at the forefront of the creation of the alternative beverage market.

Our mission is to be a leader in providing consumers with healthy and environmentally friendly product choices through continued innovation and strategic acquisitions. Our business strategy is to leverage our Clearly Canadian brand name and our strong management team to integrate all of our brands into one sales and marketing strategy in order to lower our costs and increase our market share.

Products

Beverages

Our beverage products are considered “alternative” beverages, a category which became identifiable in the mid-1980s. Alternative beverages are distinguishable from traditional soft drinks in that they generally contain natural ingredients, less sugar and calories, and less or no carbonation. Alternative beverages are traditionally seen as healthful, premium-priced and distinctively packaged. The alternative beverage category is now generally recognized in the beverage industry to include beverages such as: “retail PET waters”, “enhanced waters”, “premium sodas”, “nutrient-enhanced fruit drinks”, “fresh packaged juices”, “smoothies”, “regular single-serve fruit beverages”, “sparkling waters”, “sports beverages”, “ready-to-drink coffees”, “regular ready-to-drink teas”, “energy drinks”, “vegetable/fruit juice blends”, “nutrient-enhanced dairy products”, “nutrient-enhanced teas” and “shelf-stable dairy drinks”.

We are focused on creating new alternative beverage brands, developing product extensions and reformulations for existing brands and strengthening the distribution network for our products. In so doing, we have attempted to expand the availability of our existing products and to diversify our alternative beverage product line offerings.

Our current beverage offerings are:

  Clearly Canadian® sparkling flavored waters, an all natural, no preservative, carbonated water in various flavors, with different caloric levels and which is produced in a 14 oz. proprietary glass bottle and a 1 Litre proprietary PET (plastic) bottle;

  Clearly Canadian® Natural Enhanced Waters, an all natural, no preservative, non-carbonated enhanced water in various flavors, with different vitamin, mineral and organic essence enhanced formulations and which is produced under the sub brand names dailyEnergy, dailyVitamin and dailyHydration in a stock, 20 oz. PET bottle; and

  An oxygen enhanced water which we have co-packed for a private label customer.

In the fiscal year 2006, beverages accounted for 100% of our revenue, however, we anticipate this to diminish to approximately 50% of our revenue in fiscal year 2007 with the addition of our organic baby food and dried fruit and nut products, both of which we have recently acquired.

Organic Baby Food

We market over 40 different certified organic baby food products under the brand name My Organic Baby. These products, which we develop, cover the full range of baby foods including, biscuits, juice, formula, cereal and baby food in jars. We are currently the only company in Canada offering every type of baby food product in a certified organic format.

Dried Fruit and Nuts Snacks

We develop, package and market over 100 different dried fruit and nut products, most of which are either certified organic or natural. Most of our snack products are sold under the brand names SunRidge Farms, Naturalife, Sweet Selections, SSG, Simply by Nature and Glengrove Organics and come in various bag and PET container sizes. We also customize and package private label bag and bulk dried fruit and nut snacks for several major retailers in Canada.

Prior Products

During the past three years, we have marketed Clearly Canadian® sparkling flavored waters in a 14 oz. proprietary glass bottle, Clearly Canadian O+2® oxygen enhanced water in a stock, 20 oz. PET bottle, and our oxygen enhanced water which we have co-packed for a private label customer. In fiscal year 2006 we launched a reformulated and redesigned version of our sparkling flavoured waters. These changes included a refreshing new package design that trades on the Clearly Canadian® brand’s established history and reformulated flavours that include the product’s original, full flavours and new zero calories flavors. Subsequent to the end of fiscal year 2006, we discontinued the Clearly Canadian O+2® oxygen enhanced waters due to diminishing sales and introduced Clearly Canadian® Natural Enhanced Waters as a natural and organic entry into the rapidly growing enhanced water category. During fiscal 2005 and in prior years, from time to time and in a limited manner, we sold bulk water from our Thornton well site in Innisfill, Ontario. In June 2006, we relinquished our right to take water from the Thornton well site and will no longer derive revenue from that water source.

In fiscal 2006 and fiscal 2005, sales of our flavoured sparkling water products represented approximately 67% and 70%, respectively, of our total product revenues.

New Initiatives

Our Company has historically introduced innovative beverage products to the marketplace, including Clearly Canadian® sparkling flavoured waters, Battery energy drink (one of North America’s first energy drinks), Orbitz (beverage with floating beads) and Reebok Fitness Water (one of North America’s first vitamin enhanced waters). We are focused on continuing this tradition and using our experience and technical knowledge to invest in research and innovation for all of our product offerings, including beverages, organic baby products and organic and natural snacks. We are also consistently exploring opportunities to license our Clearly Canadian® brand name for profitable ventures and to acquire niche companies or products in the “alternative” beverage or organic and natural food category which could increase their competitiveness by utilizing our existing sales, marketing and administrative infrastructure.

Distribution and Sales

For most of our product lines, we distribute and sell through a network of food or beverage distributors (our DSD System). Typically, we appoint distributors to distribute and sell our products within an assigned territory. Our distributors purchase finished goods from our company and are, in certain circumstances, subject to certain minimum sales performance and sales promotion requirements within their territories in order to maintain their distribution rights. In addition to the DSD System, we also sell some of our products on a direct sale basis to certain retailers. We utilize our own sales team, and, in certain territories, a broker sales team to sell into the DSD network, to support the DSD network and to sell directly to retailers. Distributors purchase products from us for resale to retailers. Brokers act as sales agents for us within designated territories and receive commissions to sell to distributors or to retailers. Because distributors take title to the products upon purchase, product pricing decisions on sales of our products by the distributors are generally made in their sole discretion, although we may participate in product pricing during promotional periods.

In fiscal 2006 we only distributed and sold our beverage products. Our major distributor was the Dr. Pepper/Seven Up Bottling Group based in Dallas, Texas (“DPSU”) which covered the majority of states in the Mid West, South Central and South West of the United States and accounted for over 20% of our U.S. sales of Clearly Canadian® beverage products. Subsequent to in 2007, we discontinued our relationship with DPSU in an attempt to diversify our distribution network to align ourselves with distribution companies that are not affiliated with traditional soft drink beverage companies. Since these efforts began, we have signed several significant independent distributors in key markets such as New York and Los Angeles and we have ongoing resources devoted to expanding our network of beverage distributors. In Canada, our principal selling arrangement for beverages is through Acosta Canada, which is a large food and beverage broker providing a full range of selling and merchandising services. With respect to distribution of our beverage products in countries other than the U.S. and Canada, we have distribution arrangements with various distribution groups in the Caribbean, Turkey, Korea, Indonesia, and other countries. During the 2006 fiscal year, the largest markets for our products were the United States (approximately 80% of total sales), Canada (approximately 18% of total sales) and International (2%).

Our customer base for our organic baby food and dried fruit and nut snack products consists principally of natural food distributors, including Tree of Life, the largest such distributor in Canada which also focuses heavily on mainstream retailers. Recently, growth of natural and organic foods has shifted from the natural food channel to the grocery channels as mainstream grocery distributors and retailers provide these products to meet consumer demand and awareness. Two of our distributors account for over 50% of sales of our organic baby food and dried fruit and nut snack products. We currently only sell these products in Canada.

Marketing

We use a mix of trade, retail and consumer advertising to promote our products, including retail listing fees, in store promotions and distribution drive incentives. For our My Organic Baby brand we are utilizing television and mass print advertising and for our Clearly Canadian® beverages we are utilizing our sports properties, professional basketball star Steve Nash and professional baseball star Justin Morneau, both of whom we have signed to endorsement agreements. For many of our products, we are at a stage where our marketing activities in certain regions and categories require us to spend greater than our profitability, however, in those situations we have determined that the investment is necessary to gain market share. We also expect to gain wide consumer exposure through the significant role we are playing in an eight episode business reality television series set to air on a U.S. cable network in early fiscal 2008.

Concerning our charitable initiatives, we have partnered with Global Water, a U.S. based, non-profit organization committed to establishing safe water supplies in developing nations. Through corporate donations and upcoming fundraising events, we finance and construct the creation of clean and safe drinking water systems in villages in developing nations. Our initial plans are to finance a minimum of two projects a year at a cost of $20,000 per project. We completed two projects in fiscal 2006 in Central America.

Competition

We products compete in highly competitive geographic and product markets against companies with much greater resources than us. The alternative beverage market includes international, national, regional and local producers and distributors such as:

  Coca-Cola – producer of Fruitopia, Nestea, Powerade, Fuze, Vitamin Water and Dasani;
  PepsiCo – producer of Lipton Teas, Aquafina, SoBe, Izze and Gatorade;
  Cadbury – producer of Snapple, Mistic and Stewart’s Soda;
  Nestlé – producer of Perrier, Poland Springs, Arrowhead and other water beverages; and
  Red Bull and Monster energy drinks;

Our direct competitors in the natural and organic snack food and baby food markets include:

  Heinz Company – producer of Heinz organic baby foods in jars and cereals;
  Hain-Celestial – producer of Earth’s Best, a full line of organic baby food line in the U.S. and baby food jars in Canada;
  President’s Choice – producer of PC Organics, an organic line of baby food exclusive to Loblaws, a Canadian grocery chain;
  Johnvince – markets dried fruits and nuts in bulk and packages under many brand names such as Planters;
  Dan-D Foods – markets dried fruits and nuts under Dan-D-Pack and sold primarily in Western Canada;
  Navitas Natural Foods – markets organic functional foods under brand names Cacao Power TM, Goji Power TM, Golden Power TM, Maca Power TM, Yacon Power TM, Cashew Power TM.

While we believe that we compete favorably on factors such as quality, merchandising, range of flavors, brand name recognition and loyalty, the expansion of competitors for all markets in which we operate, along with the expansion of our competitor’s products, many of whom have substantially greater marketing, cash, distribution, technical and other resources than we do, could resulted in our products having a decreased market share, as we have experienced with our beverages over the past several years, or decreased growth potential. While we will continue to experience these increasing competitive pressures, we believe that we can improve our market share in this competitive environment by implementing the initiatives described above.

Raw Materials and Suppliers

We, and our co-packers, acquire the raw materials that we use in producing our finished products from a variety of suppliers. The pricing and availability of such raw materials is subject to change based on competitive conditions. However, in certain instances we secure the supply and pricing of some raw materials through contractual commitments.

Our bottles are supplied from one glass bottle manufacturer and two plastic (PET) bottle manufacturers. Based on our knowledge of the capacities of our suppliers, we expect to have a sufficient supply of bottles to enable us to meet our anticipated future requirements.

We currently use three co-pack bottling facilities to produce our beverages and between five and six co-pack facilities to produce our organic baby food, all of whom utilize facilities in the U.S. and Canada.

The water used in our Clearly Canadian® sparkling flavoured sparkling beverages presently comes from municipal water supplied by our co-packers. The water used in our private label oxygen enhanced water beverage is supplied by our co-packer from a spring water supply source located in the Cascade Mountains in Washington and the water used in our Clearly Canadian® Natural Enhanced Waters is derived from an artesian water source we own in Formosa, Ontario. On an on-going basis, we review the sources of the water used in our products and may make changes to the sourcing of its water in the future.

We believe we have an adequate supply of raw materials, including dried fruits, nuts, organic baby food materials and water to meet our present production requirements.

Quality Control

The quality of all of our products is intended to meet or exceed the requirements imposed by applicable regulatory authorities in the United States, Canada and other countries where our products are sold. For products that utilize water from our water sources, our system of quality control begins at the well site where we closely monitor the quality of the source water. The water is tested a second time as it is received at the bottling facility. For all of our products, the final test is of the finished product, which is conducted after production. We conduct, or intend to conduct (in relation to our newly acquired businesses) regular inspections at each of our co-packing facilities. Our quality assurance team conducts continuous random on-site audits of the quality control systems at each facility, and continuously review standards with both suppliers and production operations. Each and every production run at our facilities is tested to ensure our product specifications are being met. We also use independent testing labs on a regular basis.

Trademarks, Copyright and Protection of Intellectual Property

We have numerous trademark registrations in the United States, Canada and in other countries worldwide in connection with our Clearly Canadian® beverage product lines. We also have trademark registrations in Canada in connection with Simply by Nature and Naturalife. Our trademark registrations are valid for varying periods of time, but are renewable before expiry. We have also applied for trademark registrations in Canada and/or the United States in connection with dailyEnergy, dailyVitamin, dailyHydration, My Organic Baby, My Organic Toddler and Glengrove Organics.

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

Insurance

We maintain “all risk” property insurance up to an aggregate policy limit of approximately $2,000,000 CDN, which covers loss and damage to our product inventories (loss limited to approximately $2,000,000 CDN), office contents, tenant improvements and certain buildings and equipment. Additionally, we have commercial general liability insurance that covers claims against us by third parties for bodily injury and property damage, including claims based upon product liability. The aggregate policy limit for our commercial general liability insurance is Cdn$10 million.

Government Regulation

In Canada, we, our co-packers and suppliers are required to meet the requirements of a variety of federal, provincial and local government authorities and agencies in connection with our products. With respect to federal matters, our products are regulated by Health Canada, which deals with product quality requirements, and by the Canadian Food Inspection Agency, which deals with product content and product labeling issues. At the provincial level, we are subject to regulation and controls imposed by the Ontario Ministry of Environment with respect to water drawn from our Formosa water source. Additionally, at the local level, we are regulated by certain regional authorities who deal with issues concerning land and property uses that relate to our well sites.

In the United States, we our co-packers and suppliers are required to meet the rules and regulations set down by the Federal Food and Drug Administration relating to the production, packaging, quality, labelling and distribution of our products. The operations of our production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations, including Occupational Safety and Health Act, the Unfair Labor Standards Act, the Clean Air Act, the Clean Water Act and laws relating to the maintenance of fuel storage tanks. Additionally, at the state level, a number of government agencies and authorities impose certain licensing requirements for our products.

Independent Certification

We rely on independent certification, such as certifications of certain of our products as “organic” or “kosher,” to differentiate our products in natural and specialty food categories. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified. We utilize organizations such as Quality Assurance International (QAI) to certify our products as organic under the guidelines established by the USDA. Similarly, we utilize appropriate kosher supervision organizations to certify certain of our products as kosher.

Employees

As of December 31, 2006, we and our subsidiaries had a total of 18 staff, who were either employed as employees or retained as consultants. Of this number, seven worked in various management and administration positions and 11 were involved in various sales, marketing and operations.

As of June 15, 2007, we and our subsidiaries had a total of 38 staff, who were either employed as employees or retained as consultants. Of this number, 9 worked in various management and administration positions and 29 were involved in various sales, marketing and operations.

C.	Organizational Structure

Subsidiaries

We have five wholly-owned subsidiaries:

  CC Beverage (U.S.) Corporation, a Washington corporation which distributes certain of the Company’s beverage products in the U.S.;

  Blue Mountain Springs Ltd., an Ontario corporation which owns certain property in Ontario containing a potential future source of water for the Company’s products;

  Clearly Canadian Beverage (International) Corporation, a Barbados corporation which has no current operations;

  DMR Food Corporation, an Ontario corporation which operates the Company’s dried fruit and nut snack business; and

  My Organic Baby Inc., an Ontario corporation which operates the Company’s organic baby products business.

D.	Property, Plants and Equipment

Our corporate head offices are located at 2267 10th Avenue W., Vancouver, British Columbia. The space is approximately 1,600 square feet in size, and is leased at a basic rate of $60,000 CDN per year plus expenses. This lease expires on December 31, 2007.

We have a Toronto facility, comprising 8,376 square feet, which packages and warehouses our dried fruit and nut products and is used as an office for sales and marketing staff for those products along with our organic baby food products. This facility is leased at a basic rate of $50,256 CDN per year plus expenses and has a lease which expires on December 31, 2008. We anticipate that during fiscal 2007 or fiscal 2008 we will be required to relocate this facility to accommodate increase business capacity.

We own two properties in Ontario which contain water sources. One site is in Formosa, Ontario which as an artesian well with a water-taking permit allowing up to approximately 238,000 gallons per day to be drawn from the property. This permit is subject to renewal every two years. The other site is in Collingwood, Ontario and consists of a 4 acre parcel of land with a spring water source which currently has no permit to draw water. We also own 300 acres of land in Piney, Manitoba which may be developed as a future water source.

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

Overview

In 2006, we were in the sole business of producing, distributing and marketing premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® oxygen enhanced water beverage and a private label oxygen enhanced water beverage. All of our products were distributed in the United States and Canada and certain of our products were distributed in Korea, Indonesia, and other countries. During the

2006 fiscal year, the largest markets for our products were the United States (approximately 80% of total sales), Canada (approximately 18% of total sales) and International (2%).

Critical Accounting Policies

The following discussion is based on the consolidated financial statements included in this annual report which have been prepared in accordance with Canadian GAAP. These principles differ in certain material respects from U.S. GAAP. These differences are described in Note 22 of our consolidated financial statements.

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

There are several accounting policies that we believe are critical to the presentation of our consolidated financial statements. Note 2 - “Summary of significant accounting policies” to our consolidated financial statements summarizes each of these significant accounting policies. Those accounting policies should be read in conjunction with the other notes to the consolidated financial statements and management’s discussion and analysis of results of operations and financial condition described in this “Operating and Financial Review and Prospects.” Set out below are certain of the accounting policies that we believe are critical to the presentation of its consolidated financial statements.

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that we are a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. We had a loss of $8,247.000 for the year ended December 31, 2006 and had a working capital of $5,245,000, an accumulated deficit of $77,055,000 and a shareholders’ equity of $7,464,000 at year-end. Operations for the year ended December 31, 2006 have been funded primarily from the issuance of capital stock and the continued support of creditors.

Management has continued to take steps to try to improve our financial results and cash flows. These steps include listing for sale certain land and water rights, analyzing liquidation of non-core investments and pursuing debt and/or equity financing to fund working capital requirements (see Subsequent Events). Management believes that we will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

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

We undertook our annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, we recorded a charge of $1,536,000 in the year ended December 31, 2004 audited financial statements. No provision was recorded in the year ended December 31, 2005 and December 31, 2006.

Financial instruments

     (a) Fair value of financial instruments. The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

     (b) Concentration of credit risk. We grant credit to our customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2006, three customers represented 64% (two customer in December 31, 2005 represented 60%) of total accounts receivable.

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

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of and land and water sources ($1.035 million). Actual results may differ materially from those estimates.

Results of Operations

Year ended December 31, 2006 compared with year ended December 31, 2005

Sales were $7,462,000 for 2006 compared with $8,712,000 for 2005, a decrease of 14.3% ($1,250,000) compared to 2005. This decline in sales is attributable to the cumulative impact of increased competition, lack of new product and package design initiatives and significantly reduced sales and marketing activities in recent years. This has been a direct result of working capital constraints which we have has addressed, in part, through our recently completed financings (see Liquidity and Capital Resources). Going forward it will be necessary for us to secure additional financing in order to support more aggressive marketing and sales activities for our beverage products.

The decrease in sales for 2006 compared with 2005 comprised of decreases in sales of both the non-carbonated and carbonated lines. Sales of non-carbonated product were $2,465,000 for 2006 compared with $2,627,000 for 2005, a decrease of $162,000 from 2005. Sales of our carbonated product line were $4,997,000 for 2006 compared to $6,086,000 in 2005, a decrease of $1,089,000 from 2005. We believe the decline in the carbonated product line is a result of increased competition and product alternatives in the marketplace. While the Company continues to experience a decline in sales of its carbonated products into 2007, the Company looks forward to reversing previous trends of declining sales of its Clearly Canadian branded beverages with the introduction of new package formats of its carbonated product, such as its new 1 Litre grocery pack currently being tested with a large U.S. retailer, the introduction of new products such as its Natural Enhanced Waters and the transition, in many of its key markets in the United States effective in the first quarter of 2007, to new distributors who are focused on alternative beverages not affiliated with major soft drink brands. The Company expects sales of its non-branded, non-carbonated product line to be relatively stable in 2007.

Cost of sales expenses were $5,677,000 for 2006 compared with $6,349,000 for 2005, a decrease of $672,000 from 2005. The net of sales less cost of sales, being the gross margin percentage, decreased to 23.9% in 2006 compared with 27.1% in 2005. The decrease in gross margin percentage was due primarily to a write down of inventory in 2006 (62.5% of the 3.2% decrease). The remainder of the decrease in gross margin represents cost escalation of product inputs of raw materials and packaging which we were unable to pass on to our customers. The Company has made adjustments to its selling prices and distribution model which it believes will help offset anticipated increases in raw materials and packaging.

Beginning January 1, 2006 we deduct all sales incentives paid to direct or indirect customers from gross sales in accordance with new EIC-156 of the Canadian Institute of Chartered Accountants. Sales incentives include contractual marketing payments to distributors, coupons, rebates, free product and slotting fees. The amount of such sales incentives were $343,000 in 2006 and $429,000 in 2005. The 2005 sales figures have been restated on a consistent basis; accordingly the impact on this change in required presentation is an increase in reported sales of $86,000 in 2006 over 2005.

General and administrative expenses for 2006 compared to 2005 were as follows:

	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005	Increase (Decrease)
Remuneration and payroll cost	$ 2,484,517	$ 1,564,002	$ 920,515
Professional fees	505,001	240,436	264,565
Corporate development and financing	190,000	-	190,000
Management fees	302,788	-	302,788
Investor relations and shareholder information	240,297	35,147	205,150
Product development	63,482	-	63,482
Insurance	332,246	260,691	71,555
Other general and administrative	306,669	307,724	(1,055)
	$ 4,425,000	$ 2,408,000	$ 2,017,000

Portion of total paid and payable by issuance of stock	773,000	-	773,000
Portion of total comprising amortization of previously deferred consulting fees	497,852	75,000	422,852
Portion of total comprising fair value of stock options	907,535	-	907,535

The primary reason for the increase in general and administrative expenses for 2006 compared to 2005 is due to the Company incurring certain remuneration and payroll expenses which are the fair value of stock options and warrants ($1,405,000) granted for marketing and consulting services which have resulted both in the Company gaining national retail listings in 2007 and raising capital in 2006 and 2007. The increase in professional fees is due to the re-audit of our December 31, 2003 and December 31, 2004 financial statements, amending our previously filed Annual Report for 2005, and fees associated with the registration with the US Securities Exchange Commission of stock issued in our financings.

Corporate development and financing costs of approximately $190,000 were paid to BG Capital Group Ltd., our controlling shareholder, in respect of reorganization and financing costs incurred on the Company’s behalf, compared with Nil in 2005. Management fees of $322,000 were paid under a contract for services with BG Capital Group Ltd. as compared with no comparable expense in 2005. The increase in investor relations costs relates to our planned increase in shareholder awareness initiatives. Product development costs in 2006 relate to the redesign and reformulation of our new sparkling water line and the creation of our Natural Enhanced Waters. The increase in insurance cost relates to the increased cost of our Directors and Officers Liability insurance coverage, however the Company expects a significant reduction in the cost of our Directors and Officers Liability insurance in 2007.

We incurred selling expenses of $2,326,000 for 2006 or 31.2% of sales, compared with $2,755,000 or 31.7% of sales for 2005. A comparison of selling expenses for YTD-2006 compared with YTD-2005 is as follows:

	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005	Increase (Decrease)
Remuneration and payroll cost	$ 924,005	$ 1,201,651	($ 277,646)
Marketing program and retail support	1,401,995	1,553,349	(151,354)
	$ 2,326,000	$ 2,755,000	($ 429,000)

Selling expenses decreased for 2006 compared to 2005 primarily due to the reversal of accrued marketing program expenses of $161,000 as a result of our review of the previously estimated liabilities to former distributors, and an overall decrease in selling expenses of approximately $470,000 due to lower variable remuneration, marketing costs and retail support associated with decreased sales. A significant portion of the Company’s beverage sales expenses in the United States have, for 2007, been transitioned to a variable expense model to assist the Company’s working capital requirements going forward. Offsetting these lower costs were additional expenses in 2006 of the one-time cost of video programming of $50,000 related to the creation of a reality TV series about the Company and new product design fees of approximately $157,000.

Stock based compensation was $2,426,000 2006 compared with $1,709,000 in 2005. The increased expense of $717,000 is due to the increased number and fair value of stock options granted for 2006 over 2005.

Lawsuit settlement costs of $797,000 in 2006 represents an increase of $797,000 from the previous year. This expense comprises the excess of the consideration given by the Company in common shares, the fair value of common share purchase warrants, and land, over the book value of debt extinguished on settlement of all litigation associated with the purchase of its Blue Mountain subsidiary. On settlement of this litigation the Company retains clear title to a 4 acre parcel of land containing a significant potential water source.

Write down of property for 2006 was $137,000, compared to $382,000 in 2005, a decrease of $245,000. Management reviews the carrying cost of its capital assets at least annually, and where there is an indication of an impairment in value this loss is recognized in the year.

Amortization of property, plant and equipment for 2006 was $16,000, compared to $122,000 for 2005, a decrease of $106,000. The decrease was result of write down of machinery and equipment in 2006 and 2005.

Gain on sale of investments of marketable securities for 2006 was $201,000 compared with Nil in 2005. This was due to the sale of all of the Company’s holdings of a public company investment.

Restructuring costs were $112,000 in 2006, compared with $680,000 in 2005, for a decrease of $568,000. The restructuring, now completed, related to the amendment of consulting contracts with former management, and premises lease obligations.

Interest income of $132,000 in 2006 represents an increase of $132,000 over 2005. The Company has its surplus cash reserves invested in short term bank interest earning deposits. These reserves were raised in private placements of stock for future working capital requirements.

Royalty income was $125,000 for 2006 compared with $76,000 for 2005, an increase of $49,000. The royalty of $125,000 is the maximum royalty receivable in any year, and is received pursuant to an agreement with the purchaser of the company’s Washington State bottling facilities in 2002 and is based on the number co pack sales at the facility with the purchaser. Under the terms of the sale agreement, the purchaser’s obligation to pay the royalty expires February 2007.

Other expense was a recovery of ($35,000) for 2006 compared with an expense of $231,000 for 2005, a decrease of $266,000. The $231,000 in other expense in 2005 related to financing and accretion costs on short term debt which was retired.

The loss for 2006 was $8,247,000 (or $.82 per share) compared with $6,069,000 for 2005 (or $1.06 per share). The increase in the loss for 2006 over 2005 of $2,178,000 is primarily due to the reasons detailed above.

Year ended December 31, 2005 compared with year ended December 31, 2004

Sales were $8,712,000 for 2005 compared with $11,064,000 for 2004, a decrease of 21.2% ($2,352,000) compared to 2004. This decline in sales is attributable to the cumulative impact of increased competition, lack of new product and package design initiatives and significantly reduced sales and marketing activities in recent years. These factors in management’s judgment are inter-related and due to their nature their impact cannot be separately quantified. The reduced sales and marketing activities has been a direct result of working capital constraints which we have addressed, in part, through our recently completed financings (see Liquidity and Capital Resources). Going forward it will be necessary for us to secure additional financing in order to support more aggressive marketing and sales activities for our beverage products, and refresh our product offerings by reformulation and repackaging.

There were no significant changes in our cost of sales and gross profit margin percentages, being 27.1% for 2005 and 27.2% for 2004. However, we expect to reduce our cost of sales and increase our gross profit margins in 2006 as a result of packaging changes on our core product.

There were no significant changes in our general and administrative expenses, being $2,411,000 for 2005 compared to $2,312,000 for 2004. We have streamlined our upper level management, significantly reduced our office expense overhead and we are continuing our corporate restructuring program. As a result, we expect to reduce our general and administrative expenses in 2006.

Selling expenses of $3,181,000 in 2005 were approximately 36.5% of sales, compared with $3,275,000 or approximately 29.6% of sales in 2004. The increase in the percentage of sales expended on selling expenses is a reflection of the increased cost associated with attempting to maintain market share in a competitive business throughout North America. In 2005, we increased our selling expenses in most regions of the United States with the addition of “Market Specialists” whose mandate is to increase availability of product in the all-other-market segment. The increase in selling expenses coincided with our increased distribution efforts with the Dr Pepper/Seven Up Bottling Group. These efforts resulted in sales growth in the South Central region in 2005, as compared with 2004. While our sales declined in other regions of the United States which offset the gains from the South Central region, our private label water business experienced significant growth in 2005, rising 37.6 % over 2004. We expect continued growth of our private label water business into 2006.

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

(e)	Write-down of distribution rights of Nil for 2005 compared with $1,536,000 for 2004. The write-down was made in 2004 as a result of management’s annual test of this asset for impairment in value.

Selected Annual Information
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Total revenue	$7,462	$8,712	$11,064
Net loss	8,247	6,069	5,531
Basic and diluted loss per share	0.82	1.06	7.14
Total assets	9,093	6,259	4,181
Long term debt	-	1,501	1,957
Cash dividends paid (Preferred Shares)	94	0	0

The following is a summary of our quarterly results for the eight most recently completed financial quarters ended December 31, 2006:

Amounts in Accordance with	2006	2006	2006	2006	2005	2005	2005	2005
Canadian GAAP (unaudited)	30-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
($ in thousands, except per share
data)

Sales	1,065	2,022	2,673	1,702	1,878	2,797	2,418	1,640
Cost of sales	1,023	1,402	1,910	1,342	1,373	2,008	1,776	1,192
Gross profit	42	620	763	360	505	789	642	448
Selling, general and administrative
expenses	1,727	1,597	1,785	1,642	1,379	1,341	1,257	1,186
Amortization of property, plant and
equipment	(62)	18	28	32	32	30	28	32
Royalty	-	-	(66)	(59)	(46)	-	-	(26)
Interest Income	4	1	68	101	58	42	57	64
Other, interest, gains, losses and write
downs	(256)	1,167	1,572	688	1,129	818	978	73
Net loss	(1,371)	(2,208)	(2,624)	(2,044)	(2,048)	(1,462)	(1,678)	(881)
Net loss per share	(0.11)	(0.19)	(0.27)	(0.29)	(0.39)	(0.27)	(0.55)	(0.81)
Weighted average shares outstanding	12,896,845	11,754,491	9,086,385	7,072,681	5,728,924	5,413,973	3,044,976	1,035,835

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

B.	Liquidity and Capital Resources

During 2006 the company increased its cash position by $4,747,000 from $520,000 at December 31, 2005 to $5,267,000 at December 31, 2006, primarily due to the following:

i)	Three private placement equity issuances of 2,850,854 shares were completed to raise $6,108,000 cash net after costs;

ii)	$1,425,000 cash was raised on the issuance of 1,337,208 shares on the exercise of stock options and warrants;

iii)	$1,573,000 in long term debt was extinguished by the issuance of 637,719 shares under the terms of a lawsuit settlement;

iv)	$573,000 in short term debt was converted into 228,885 common shares;

v)	Services totaling $773,000 otherwise payable in cash were paid by the issuance of 320,783 shares; and

vi)	We also realized cash proceeds totaling $588,000 on the sale of surplus land and water rights, and a publicly traded investment.

An additional 1,640,000 common shares were issued on the conversion of 400,000 Class B preferred shares up to December 31, 2006.

Total cash raised by the issuance of shares in 2006 was $7,731,000, primarily through equity private placements and the exercise of stock options and warrants.

Operating losses for fiscal 2006 used cash of $2,847,000 and, for dividends paid to Class B Preferred shares, we used cash of $94,246. We continue to operate at a loss and are currently utilizing approximately $300,000 of our cash reserves per month to sustain operations. We are continuing to evaluate various marketing initiatives and the potential of acquiring shelf space at national retailers. Should we decide to make investments of this nature we will be required to draw down our cash reserves accordingly unless additional equity can be raised. We have no significant other potential sources of financing such as term debt facilities available to us at this time.

At December 31, 2006 we had no material debt other than normal accounts payable to suppliers and service providers totaling $1,629,000.

We have no interest bearing debt at December 31, 2006.

Working Capital Requirements

We had working capital of $5,245,000 at December 31, 2006. Subsequent to fiscal year end 2006, we completed, in March, 2007 and April, 2007, a series of brokered and non-brokered private placements for a total sale of 1,166,333 common shares for an aggregate purchase price of $3,499,000. We believe that our internal sources of liquidity, together with our operating line of credit and the net proceeds from our recent private placement will be sufficient to satisfy cash and working capital requirements through fiscal 2007. However, to the extent that such sources of liquidity are not sufficient, we may need to seek additional sources of debt and/or equity financing in the future to fund our operations and working capital. Such financings may or may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders. See the risk factors and notes regarding “Forward-Looking Statements” and “Going Concern” assumptions set out in this annual report.

Bank Indebtedness

Our subsidiary, CC Beverage (US) Corporation (“CC Beverage”), has an operating line of credit with an unspecified term available with a United States bank, which bears interest at US prime rate plus 4%. The borrowing facility is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at December 31, 2006 - $403,593, December 31, 2005 - $456,000). The weighted average interest rate for the year ended December 31, 2006 was 11.96% (December 31, 2005 - 10.19%; 2004 - 8.495%); As at December 31, 2006, Nil has been drawn on this line of credit (December 31, 2005 - $361,000). This operating line of credit is also secured by a corporate guarantee from the Company.

Long-Term Debt

Our long-term debt at December 31, 2006 was Nil. We paid down the long term debt through the settlement of lawsuits as per note 19.

C.	Research and Development, Patents and Licenses

During the past three years, we have had no material research and development expenditures.

D.	Trend Information

A significant trend reflected in our recent financial results is declining sales revenues. Other than in 2001, where revenues increased slightly, our revenues have declined each year since 1996. We had revenues of $7,462,000 in fiscal 2006 compared to $8,712,000 in fiscal 2005, compared to $11,064,000 in 2004, $13,270,000 in 2003, $20,205,000 in 2002, $23,257,000 in 2001, and $23,247,000 in 2000. Similarly, another significant trend for our company has been a deterioration in our working capital position

As a result of financing activities in 2006 (see “Liquidity and Capital Resources” above), we managed to significantly improve our working capital. At December 31, 2006, we had working capital of $5,245,000 compared to a working capital deficit of $446,000 at December 31, 2005 and financing activities to date in fiscal 2007 have further increased our working capital. We are committed to pursuing more financing opportunities and carefully examining expenses in order to build on the improving working capital position of the Company.

As a result of our acquisitions of My Organic Baby Inc. and DMR Food Corporation and as a result of expected internal growth in both these companies and with our improved beverage products in, we expect, in fiscal 2007, to reverse our trend of declining revenues.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The Company's total contractual obligations at December 31, 2006 were $1,872,000 and were comprised of various types of debt instruments, including consulting contracts, comprising primarily of non-cash payments which we made, and operating leases.

The following table is a summary of the Company’s contractual obligations as at December 31, 2006:

		Payments Due by Year Ending December 31

Contractual Obligations	Total	2007	2008	2009	2010	2011	2012 and
($ in thousands, except per share data)							thereafter
Operating leases (office equipment
and premises)	21	9	10	2	-	-	-
Consulting contracts	1,851	510	560	464	317	-	-

Total Contractual obligations	1,872	519	570	466	317	-	-

G.	Safe Harbor

The foregoing discussion in this Item 5 contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning our business strategies, market conditions, outlook and other matters. This discussion and analysis of our results of operations and financial condition is qualified in its entirety by reference to and should be read in conjunction with our audited financial statements for the fiscal year ended December 31, 2006 and the related notes thereto, as well as the risk factors set out in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our board of directors (the “Board”) is currently comprised of four directors. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the articles is required to retire from office at succeeding annual general meetings. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires. The Board is currently comprised of four directors. Executive officers are appointed by the Board and hold office until their death, resignation or removal from office.

Our directors and senior management, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Brent Lokash	Director and Chief Executive Officer	38	May 5, 2005
David Reingold	Director and President	45	May 29, 2007
Edwin Fok	Chief Financial Officer	38	June 18, 2007
Andrew Strang	Corporate Affairs	42	February 1, 2006
Marco Markin	Director	40	May 5, 2005
George Reznik	Director	41	May 29, 2007

The following is a brief account of the education and business experience of our directors and senior management during at least the past five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Brent Lokash, Director and Chief Executive Officer

Brent Lokash was appointed as a director on May 5, 2005 and is our Chief Executive Officer. Mr. Lokash was a member of the board of directors of The Neptune Society, Inc. from May 30, 2003 to January 1, 2006, when it traded on the OTC Bulletin Board under the symbol “NPTIE”. The Neptune Society, Inc. markets and administers pre-planned and at-need cremation services in over 10 states. Since being called to the Bar of British Columbia in 1995, Mr. Lokash has practiced administrative and commercial law as a sole practitioner in Vancouver, British Columbia.

David Reingold, Director and President

David Reingold was appointed as a Director on May 29, 2007 and is President of the Company. Mr. Reingold is the founder of DMR Food Corporation, a top seller of organic and natural snack foods in Eastern Canada and is responsible for some of the leading brands in the industry. In addition, Mr. Reingold is the co-founder of My Organic Baby Inc., the first full line of certified organic baby food in Canada. His years of service within the Canadian health food industry have been highlighted by numerous product, service and supplier awards.

Edwin Fok, Chief Financial Officer

Edwin Fok was appointed our Chief Financial Officer on June 18th 2007. Mr. Fok brings over 17 years of financial management experience to Clearly Canadian. Previously, Mr. Fok was the Controller for Business Objects, a $1.2 billion revenue, five thousand staff global software company. Mr. Fok has also held several management positions in private and public companies including Corporate Controller at Rocky Mountaineer Vacations, a privately held tourism company and Director of Finance at Burntsand Inc, a technology consulting company listed on the Toronto Stock Exchange. Mr. Fok holds a Bachelor of Administration Degree from Lakehead University, a Master of Business Administration degree from the Executive program at Simon Fraser University and is also a member of the Certified General Accountant’s Association of British Columbia.

Andrew Strang, Corporate Affairs

Andrew Strang was retained on February 1, 2006 as our Chief Operating Executive and is now in charge of Corporate Affairs. In 1996, Mr. Strang co-founded the privately held Maple Leaf GST Refund Service Ltd (“Maple Leaf”) and pioneered a new financial service in Canada. Maple Leaf assisted non-residents of Canada obtain GST refunds pursuant to the Visitor Rebate Program overseen by the Canada Customs and Revenue Agency. Maple Leaf operated nationwide in Canada and opened offices in Victoria, Whistler, Vancouver, Toronto, Montreal, and Dorval. In February 2002, Maple Leaf was sold to Swiss-based multi-national Global Refund AB where Mr. Strang assisted in the corporate transition until May 2003. Since then, Mr. Strang has acted as an independent business consultant. Mr. Strang is a graduate of the University of British Columbia law school (1990) and is currently a practicing member of the Law Society of British Columbia.

Marco Markin, Director

Marco P. Markin was appointed to the Board on May 5, 2005. Mr. Markin has been the CEO of BG Capital Management Corp. since April 2005 and also serves as Chairman of the Management Board of The Neptune Society, Inc. where he has led the company since 1999 to a ten-fold increase in revenue. From November 1994 to September 1999, Mr. Markin was the Executive Vice President of TPP Management Inc., a private investment company, having a diverse portfolio consisting of residential/commercial real estate, merchant banking, and securities. His expertise included corporate management, and corporate development, securing and managing a portfolio of 400,000 square feet of real estate. He was also the co-owner of one of the largest direct marketing companies in Canada, which was subsequently sold to the Financial Post. Mr. Markin graduated from Bishop College in Montreal in 1982. He also attended the University of British Columbia's Science Program.

George Reznik, Director

George Reznik was appointed to the Board on May 29, 2007. Mr. Reznik brings over eighteen years of corporate finance, operational management, investor relations and M & A experience to the Clearly Canadian Board of Directors. Mr. Reznik is currently the CFO of Digital Dispatch, a publicly traded leader in mobile data. Previously, Mr. Reznik served at the CFO and COO of publicly traded Infowave Software, and as the Vice President of Finance for publicly traded Pivotal Corporation where he led the company through an Initial Public Offering on the NASDAQ and Toronto Stock Exchange during Pivotal's high revenue growth phase. Mr. Reznik is a Chartered Accountant, Chartered Business Valuator and a Certified Fraud Examiner, and holds a Bachelor of Commerce degree from the University of Manitoba, Canada.

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

As of June 15, 2007, we had two members on the Advisory Board, as follows:

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

Family Relationships

One of our former directors, Cameron Strang, is the brother of one of our members of the senior management team, Andrew Strang. There are no other family relationships between any director, executive officer or significant employee.

Arrangements with Major Shareholder

Marco Markin and Brent Lokash, directors of the Company, were appointed to such offices as nominees of BG Capital Group in connection with our corporate restructuring and pursuant to the Preferred Share Purchase Agreement dated March 28, 2005 between Clearly Canadian and BG Capital (see “Item 19. Exhibits”). Marco Markin, one of our directors, is also currently an employee of BG Capital Management Corp. an affiliate of BG Capital Group, which, as of June 15, 2007 is a controlling shareholder of the Company.

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

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”) in fiscal 2006:

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

For our most recently completed fiscal year ended December 31, 2006, we had two Named Executive Officers, whose names and positions held with us are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of our three most recently completed fiscal years, in accordance with National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”):

Name and Principal Position of Named Executive Officers	Fiscal Year Ending	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Awards		Pay- Outs
					Securities Under Options/ Sars Granted	Restricted Shares or Restricted Share Units	LTIP Pay Outs
Brent Lokash(1)(5) President & Director	2006 2005 2004	146,725 52,000 N/A	NIL NIL N/A	NIL NIL N/A	300,000 210,000 N/A	NIL NIL NIL	N/A N/A N/A	NIL NIL NIL
Douglas L. Mason (1) (2) President And Chief Executive Officer	2006 2005 2004	NIL 125,326 197,863	NIL NIL NIL	NIL 184,000 NIL	NIL 650,000 NIL	NIL NIL NIL	N/A N/A N/A	NIL NIL NIL
Bruce Morley (1) 2) Chief Financial Officer And Secretary	2006 2005 2004	NIL 160,940 172,565	NIL NIL NIL	NIL 138,133 NIL	NIL 200,000 NIL	NIL NIL NIL	N/A N/A N/A	NIL NIL NIL

Name and Principal Position of Named Executive Officers	Fiscal Year Ending	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Awards		Pay- Outs
					Securities Under Options/ Sars Granted	Restricted Shares or Restricted Share Units	LTIP Pay Outs
David Reingold(3) President & Director	2006 2005 2004	NIL N/A N/A	NIL N/A N/A	NIL N/A N/A	N/A N/A N/A	NIL N/A N/A	NIL N/A N/A	NIL N/A N/A
Matthew Hoogendoorn (4) Chief Financial Officer	2006 2005 2004	164,214 N/A N/A	NIL N/A N/A	NIL N/A N/A	N/A N/A N/A	NIL N/A N/A	NIL N/A N/A	NIL N/A N/A

________________________
(1) Compensation is paid in part to company controlled by the named executive officer on a fee basis for consulting services rendered to the company and in part to named executive officer for role as officer and director of Company. Resigned as President and appointed CEO on May 29, 2007.

(2) Resigned as a director and officer on March 31, 2006.

(3) Appointed as President and a Director on May 29, 2007.

(4) Resigned as CFO on May 31, 2007.

(5) Resigned as President and appointed CEO on May 29, 2007.

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

Stock Options

We currently maintain three equity compensation plans – 1997 Stock Option Plan; 2005 Stock Option Plan; and 2006 Equity Incentive Plan.

1997 Stock Option Plan

We maintain a stock option plan (the 1997 Stock Option Plan) that was initially approved by the shareholders at our annual meeting held on June 27, 1997. An amendment to the 1997 Stock Option Plan was subsequently approved by the shareholders at an annual meeting held on June 29, 2001. The amendment increased the number of common shares issuable under the 1997 Stock Option Plan to 1,750,000 pre-consolidated common shares, representing approximately 25% of our company’s issued and outstanding common shares at that time. The 1997 Stock Option Plan is administered by our corporate secretary, or such other officer or employee as may be designated by our board of directors. As of June 15, 2007, there were options outstanding under the 1997 Stock Option Plan entitling the holders of the options to purchase up to 98,105 common shares at exercise prices between Cdn$6.50 and Cdn$13.50 per share.

2005 Stock Option Plan

At our annual and special general meeting held on April 29, 2005, a new stock option plan was approved by shareholders and adopted (the 2005 Stock Option Plan) to replace the 1997 Stock Option Plan. The 2005 Stock Option Plan was adopted to bring our stock option plan in line with the stock option plans of comparable companies, and to make changes to the termination and vesting provisions. Upon the adoption of the 2005 Stock Option Plan, the 1997 Stock Option Plan is continuing in effect only until the exercise or expiry of all of the stock options currently outstanding pursuant to the 1997 Stock Option Plan. As of June 15, 2007, there were options outstanding under the 2005 Stock Option Plan entitling the holders of the options to purchase up to 844,412 common shares at exercise prices between $1.00 and $2.75 per share.

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

2006 Equity Incentive Plan

On February 1, 2006, our Board of Directors adopted the 2006 Equity Incentive Plan, providing for the grant of up to 10,000,000 common stock based awards. As of June 15, 2007, there were options outstanding under the 2006 Equity Incentive Plan entitling the holders of the options to purchase up to 1,929,166 common shares at exercise prices between $1.75 and $2.91 per share.

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

2.

The 2006 Equity Incentive Plan provides for the granting of (a) stock options, (b) stock appreciation rights,(c) restricted stock, (d) stock granted as a bonus or in lieu of other awards, (e) other stock-based awards,(f)  tax bonuses or other cash payments, and (g) any combination of the foregoing.

3.	The Board, or the Committee of the Board administering the Plan, has the power, subject to the terms of the Plan, to determine the amount and terms of any award under the Plan.

Stock Purchase Warrants

As of June 15, 2007, we had the following outstanding stock purchase warrants:

  warrants to purchase 1,000,000 shares of common stock at an exercise price of $2.00 per share, expiring October 31, 2010; warrants to purchase 84,350 shares of common stock at an exercise price of $3.00 per share, expiring in July, 2007; warrants to purchase 356,667 shares of common stock at an exercise price of $3.25 per share expiring Sept, 2008; warrants to purchase 856,333 shares of common stock at an exercise price of $3.25 per share expiring in March, 2009; warrants to purchase 333,000 shares of common stock at an exercise price of $3.25 pr share expiring in April, 2009; and warrants to purchase 100,000 shares of common stock at an exercise price of $2.00 per share expiring on July, 2011.

  warrants to purchase 4,090,000 Series A shares at an exercise price of $1.25 per share, expiring December 28, 2007.

  warrants to purchase 3,000,000 shares at an exercise price of $4.00 per share, expiring February, 2010; and warrants to purchase 3,750,000 shares at an exercise price of $4.00 per share, expiring May, 2010.

Stock Options Granted During the 2006 Fiscal Year

The following table sets out detail regarding stock option grants made to our Named Executive Officers during the 2006 fiscal year:

Stock Option Grants in Last Fiscal Year Individual Grants
Name	Number of Securities Underlying Options	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date
Brent Lokash	250,000	11.28	1.25	May 14, 2011
Brent Lokash	50,000	2.25	2.75	May 14, 2011
Andrew Strang	150,000	6.76	1.00	May 5, 2010
Andrew Strang	100,000	4.51	2.00	Feb. 28, 2008
Andrew Strang	100,000	4.51	2.25	Feb. 28, 2008
Cameron Strang	50,000	2.25	1.00	May 5, 2010
Cameron Strang	50,000	2.25	2.75	May 14, 2011
Marco Markin	50,000	2.25	2.75	May 14, 2011
David Parkes	50,000	2.25	2.00	May 15, 2011

Aggregated Option Exercises During the 2006 Fiscal Year and Fiscal Year End Option Values

The following table sets forth details of all exercises of stock options by Named Executive Officers during our fiscal year ended December 31, 2006 and the fiscal year end value of unexercised options on an aggregated basis:

Aggregated Option Exercises in Last Fiscal Year
and FY-End Option Values
Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the- Money Options/SARs at FY- End(1) ($) Exercisable/Unexercisable
Brent Lokash	20,000	52,700	490,000 / nil	$ 526,200 / nil
Andrew Strang	Nil	Nil	350,000 / nil	258,000 / nil
Cameron Strang	50,000	117,300	100,000 / nil	50,500 / nil
Marco Markin	50,000	91,000	50,000 / nil	Nil / nil
David Parkes	Nil	Nil	50,000 / nil	19,000 / nil

(1)	“In-the-Money Options” are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.

Compensation of Directors

During the 2006 fiscal year, we paid or accrued an aggregate of Nil cash to our three non-management directors, who are also not executive officers (Marco Markin, Cameron Strang and David Parkes).

We have no standard incentive arrangement pursuant to which we compensate directors for their services in their capacity as directors, except for the granting from time to time of incentive stock options. During the most recently completed financial year, we granted an aggregate of 200,000 incentive stock options to directors, as set forth in the table below, solely for services rendered in their capacity as directors of our Company or for their involvement in board committees:

Name	No. of Option Shares
Brent Lokash	50,000
Marco Markin	50,000
Cameron Strang	50,000
David Parkes	50,000

Employment, Management and Consulting Agreements

The following is a summary of the employment and consulting agreements with our senior management and directors:

  Employment Agreement with David Reingold dated May 24, 2007 and expiring on May 24, 2010, pursuant to which Mr. Reingold agrees to operate My Organic Baby Inc., among other duties, and will receive cash and shares as base employment compensation;

  Director/Officer Agreement with Brent Lokash dated May 29, 2007, pursuant to which he is appointed as our President and a Director, and which provides for compensation in the form of stock options to Mr. Lokash. This director/officer agreement is terminable by us at any time upon notice, and is terminable by Mr. Lokash upon 60 days’ notice;

  Director Agreement with Marco Markin dated May 29, 2007, pursuant to which he is appointed a Director, and which provides for compensation in the form of cash and stock options to Mr. Markin. This director agreement is terminable by us at any time upon notice, and is terminable by Mr. Markin upon 60 days’ notice;

  Director/Officer Agreement with David Reingold dated May 29, 2007, pursuant to which he is appointed as our President and a Director, and which provides for compensation in the form of stock options to Mr. Reingold. This director/officer agreement is terminable by us at any time upon notice, and is terminable by Mr. Reingold upon 60 days’ notice;

  Director Agreement with George Reznik dated May 29, 2007, pursuant to which he is appointed a Director, and which provides for compensation in the form of cash and stock options to Mr. Reznik. This director agreement is terminable by us at any time upon notice, and is terminable by Mr. Reznik upon 60 days’ notice;

  Employment Agreement with Edwin Fok dated May 25, 2007 pursuant to which Mr. Fok agrees to act as the Chief Financial Officer to the Company. The agreement is terminable by us on four and half months notice , and by Mr. Fok on 30 days’ notice;

  Consulting Agreement with BRL Consulting Inc., a company wholly owned and operated by Mr. Lokash, dated October 27, 2005 and amended February 20, 2007, pursuant to which BRL Consulting provides certain consulting services to us in exchange for cash compensation. This consulting agreement is terminable by either party upon 60 days’ notice;

  Consulting Agreement with David Reingold dated February 5, 2007 and expiring on January 31, 2010, pursuant to which Mr. Reingold agrees to operate DMR Food Corporation, among other duties, and will receive options to purchase Company stock as compensation for services;

  Employment Agreement with Andrew Strang dated January 1, 2007 and amended February 28, 2007, terminable by either party upon thirty days’ notice; and

  Consulting Agreement with Altamont Investments Ltd., a private company wholly owned and operated by Andrew Strang, dated February 28, 2007, terminable upon 30 days’ notice.
C.	Board Practices

Committees of the Board of Directors

Our board of directors has established the following committees:

  Audit Committee: The Board’s audit committee reviews our annual and interim financial statements and certain other public disclosure documents required by regulatory authorities and makes recommendations to the board of directors with respect to such statements and documents. This committee also makes recommendations to the board of directors regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Company’s business and risk management programs relating thereto. This committee also reviews with the auditors and management the adequacy of our internal accounting control procedures and systems, considers our audit procedures and reviews and approves the non-audit services to be performed by the independent accountants. During the fiscal year ended December 31, 2006, no non-audit services were performed or approved by the audit committee to be performed by our independent accountants, other than certain tax compliance services which the audit committee believes that the independent accountants could provide without impairing their independence.

  The audit committee is currently comprised of Marco Markin and George Reznik. Of these directors, only George Reznik is considered “independent” within the meaning of section 1.4 of MI 52-110. The Board has determined that George Reznik meets the requirements of an “audit committee financial expert” as defined by the SEC. All other members of the audit committee have significant business experience and a general understanding of accounting principles and knowledge of financial statements.

  The Board adopted an Audit Committee Charter on May 11, 2004, a copy of which is available upon request in writing to our corporate secretary.

  Compensation Committee. The Board’s compensation committee is currently comprised of Marco Markin and George Reznik.

  Corporate Governance Committee: The Board’s corporate governance committee is currently comprised of Marco Markin and George Reznik and is responsible for developing and implementing the Company’s policies regarding corporate governance as imposed under corporate and securities laws and consistent with good corporate practices.

D.	Employees

As of December 31, 2006, we and our subsidiaries had a total of 18 staff, who were either employed as employees or retained as consultants. Of this number, 7 worked in various management and administration positions in our corporate head office in Vancouver, British Columbia, and 11 were involved in various sales, marketing and operations.

E.	Share Ownership

As of June 15, 2007, there were 20,423,820 shares of the Company’s common stock; 600,000 shares of the Company’s Class B preferred stock and 320,000 of the Company’s Variable Multiple Voting Shares issued and outstanding.

The following table provide information as of June 15, 2007 regarding beneficial ownership of our common stock by (i) each of our executive officers and directors who held those positions during fiscal 2006 and who hold those positions as of June 15, 2007, and (ii) all such executive officers and directors as a group. None of such persons beneficially owned any shares of Class B preferred stock or Variable Multiple Voting Shares as of such date. The information in this table is based upon information supplied by such executive officers and directors. To our knowledge and except as set forth in the footnotes to the table, each of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Unless indicated otherwise, each holder’s address is c/o Clearly Canadian Beverage Corporation, 2267 10th Avenue W., Vancouver, British Columbia, Canada V6K 2J1:

	Shares Beneficially	Percent
Beneficial Owner	Owned	of Total

Brent Lokash, CEO and Director (1)	797,500	3.7%
Edwin Fok, Chief Financial Officer	--	--
Andrew Strang, Corporate Affairs (2)	416,337	2.0%
Cameron Strang, Former Director (3)	61,883	**
David Parkes, Former Director (4)	226,583	1.1%
Marco P. Markin, Director (5)	57,000	**
David Reingold, President and Director (6)	5,974,000	22.63%
George Reznik, Director (7)	7,000	**
All directors and executive officers as a group (6 persons)	8,396,303	29.13%

_______________________
** Less than one percent

(1)	Includes 677,500 common shares underlying stock options that are exercisable within 60 days of June 15, 2007 (“Vested Options”) and 30,000 common shares issuable upon exercise of the Series A share purchase warrants.

(2)

Includes 350,000 common shares underlying stock options that are exercisable within 60 days of June 15, 2007 (“Vested Options”). Does not include 55,750 shares held in a Registered Retirement Savings Plan for Mr. Strang’s wife, for which shares Mr. Strang disclaims beneficial ownership.

(3)	Includes of 52,083 shares underlying Vested Options held by Mr. Strang that are exercisable within 60 days of June 15, 2007.

(4)	Includes of 52,083 shares underlying Vested Options held by Mr. Parkes that are exercisable within 60 days of June 15, 2007.

(5)	Consists of 57,000 shares underlying Vested Options held by Mr. Markin that are exercisable within 60 days of June 15, 2007.

(6)

Includes 50,000 common shares underlying stock options that are exercisable within 60 days of June 15, 2007 (“Vested Options”) and 5,400,000 common shares issuable upon exercise of the Series A share purchase warrants.

(7)	Consists of 7,000 shares underlying Vested Options held by Mr. Reznik that are exercisable within 60 days of June 15, 2007

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Beneficial Stock Ownership

The following tables provide information as of June 15, 2007 regarding beneficial ownership of our common stock and preferred stock by each person that is known to us to beneficially own 5% or more of any class of our stock (“Major Shareholders”). The information in this table is based upon information supplied by such major shareholders. To our knowledge and except as set forth in the footnotes to the table, each of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable:

						Variable
						Multiple
						Voting
	Common Stock			Class B Preferred Stock		Shares
	No. of			No. of		No. of
Name and Address (1)	Shares		Percent	Shares	Percent	Shares	Percent

Robert Genovese (1)	6,688,297	(2)	24.7%	600,000	100.0%	1,120,000	100.0%
c/o BG Capital Group Ltd.
Slot 2000 A.P. 59223
Nassau, The Bahamas
David Reingold	5,974,000	(3)	22.6%	--	--	--	--
67 Gatcombe Circle,
Richmond Hill, Ontario
L4C 9P5
James Dines	1,423,333	(4)	_6.5_%	--	--	--	--
PO Box#22
Belvedere CA
94920

__________________
** Less than one percent

(1)	Robert Genovese is the sole shareholder of BG Capital Group Ltd and has sole voting and dispositive power over the shares of capital stock owned by BG Capital Group Ltd.
(2)

Includes 2,460,000 common shares issuance upon conversion of the 600,000 Class B Preferred shares and 4,000,000 common shares issuance upon exercise of the Series A share purchase warrants owned by BG Capital.

(3)

Includes 50,000 common shares underlying stock options that are exercisable within 60 days of June 15, 2007 (“Vested Options”) and 5,400,000 common shares issuable upon exercise of outstanding warrants held by Mr. Reingold.

(4)	Includes 1,000,000 common shares issuable upon exercise of outstanding warrants held by Mr. Dines.

Changes in Stock Ownership

The following provides a summary of changes in stock ownership during fiscal 2006 with respect to the above Major Shareholders:

  In November 2006, BG Capital Group converted 400,000 class B preferred shares for 1,640,000 common shares and 320,000 Multiple Voting Shares;

  In August, 2006 the Company issued 140,000 shares at $2.30 per share to BG Capital Group as settlement for consulting services provided to the Company.

Voting Rights

All holders of common shares have the same voting rights. Each Class B Preferred Share has the right to five votes on any vote of the common shareholder (see “Item 11. Additional Information – General Description of Capital Structure – Class B Preferred Shares”).

U.S. Stockholders

At June 15, 2006, based on the records of Pacific Corporate Trust, our transfer agent, there were 156 holders of record of common stock with an address in the United States, who collectively held 1,803,977 shares of common stock, representing approximately 18.7% of the total issued and outstanding common shares. The actual number of stockholders may be greater than the amount on record with our transfer agent due to shares being held with nominees.

Control

BG Capital Group Ltd., our majority shareholder, has two nominees on the Board and as of June 15, 2007 beneficially owns or controls more than 57% of our voting power and effectively controls our company. Through its holdings, BG Capital Group Ltd. can influence matters requiring shareholder approval, including the election of directors. Such control could have the effect of delaying, deferring or preventing a change of control of our company.

Other than BG Capital Group Ltd., to the best of our knowledge, we are not directly nor indirectly owned or controlled by any other person, entity or government.

Change of Control

We have a shareholders’ rights plan and supermajority approval requirements, each of which may prevent or delay a future change of control of our company (See “Item 10. Additional Information – Shareholder Protection Provisions” below).

B.	Related Party Transactions

Except as set out below or otherwise disclosed in this report or in our audited financial statements attached hereto, there are no material transactions with any of our directors, officers or control persons that have occurred during the last three fiscal years.

  In the year ended December 31, 2006, the Company paid $55,000 in remaining costs associated with the lease of its former office premises to a limited partnership in which certain ex-directors of the Company had an interest. The Company terminated this lease on December 31, 2005 and has moved to different premises;

  In the year ended December 31, 2006, the Company recorded management fees of $322,000 in connection with a contract for service provided by BG Capital Group Ltd., our controlling shareholder. The contract was terminated on March 15, 2006. In August 2006 the Company issued 140,000 shares at $2.30 per share as settlement of services provided;

  In the year ended December 31, 2006 the Company paid $190,000 in corporate development and financing expense reimbursements to BG Capital Group Ltd.;

  In August 2006, the Company paid $50,000 to BG Capital Group Ltd. as a finder’s fee in connection with a private placement of 333,334 common shares issued by the Company at $3.00 per share. BG Capital has the right until August, 2007 to convert any or all of this finder’s fee into the Company’s common shares at a price of $3.00 per share;

  In July 2006, the Company paid $137,187 to BG Capital Group Ltd. as a finder’s fee in connection with a private placement of 1,205,000 common shares issued by the Company at $2.75 per share. BG Capital has the right until July, 2007 to convert any or all of this finder’s fee into the Company’s common shares at a price of $2.75 per share;

  In May 2006, the Company paid $130,750 to BG Capital Group Ltd. as a finder’s fee in connection with a private placement of 1,312,500 common shares issued by the Company at $2.00 per share. BG Capital has the right until May, 2007 to convert any or all of this finder’s fee into the Company’s common shares at a price of $2.00 per share;

  On December 28, 2005, we completed a private placement of units with four investors, BG Capital Group Ltd., Douglas L. Mason, a director, Brent Lokash, our President, CEO and a director, and Gladys Jenks, for an aggregate purchase price of $1,000,000. The private placement units consisted of an aggregate of 800,000 shares of our common stock, 5,000,000 Series A share purchase warrants, 5,000,000 Series B share purchase warrants, 5,000,000 Series C share purchase warrants and 5,000,000 Series D share purchase warrants. Subsequently, in May 2006, the holders of the foregoing warrants agreed to surrender all but 4,120,000 warrants of their 20,000,000 warrants;

  On May 24, 2005, we issued 450,000 shares to BG Capital Group Ltd. as a finder’s fee in connection with our recently completed private placements;

  On May 25, 2005, BG Capital Group exchanged its 2,000,000 Class A Preferred shares for 2,000,000 Class B Preferred shares (100% of class). The Class B Preferred shares are convertible, in whole but not in part, into such number of our common shares as would equal 50% of the number of our fully diluted common shares immediately prior to such conversion;

  On May 5, 2005, BG Capital Group Ltd. converted its $1,000,000 loan with our company into 1,000,000 Class A Preferred shares at $1.00 per share and concurrently we sold to BG Capital Group Ltd. an additional 1,000,000 Class A Preferred shares at $1.00 per share. Also on May 5, 2005, three nominees of BG Capital Group Ltd., Marco Markin, Brent Lokash and Cameron Strang, were appointed to our board of directors;

  On April 1, 2005, we entered into a consulting agreement with BG Capital Group Ltd., pursuant to which BG Capital Group Ltd. agreed to provide to us certain consulting services, including assistance with accounting, financing and cash flow management as well as advice relating to our corporate restructuring, future financing requirements and on-going strategic planning. In consideration for such services, we agreed to pay to BG Capital Group Ltd. 10,000 shares of our common stock, payable in monthly in arrears, at a deemed price of $1.00 per share;

  On February 9, 2005, we entered into a loan agreement and demand note with BG Capital Group Ltd., pursuant to which BG Capital Group Ltd. agreed to loan to us an aggregate of $1,000,000. The loan bore interest at a rate of 10% per annum and was payable within 90 days, upon demand;

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
  On March 4, 2004, we entered into a loan agreement with Quest Capital Corp., pursuant to which Quest Capital Corp. agreed to loan to us an aggregate of $1,350,000 CDN. In consideration of the loan agreement, as amended March 19, 2004, April 6, 2004 and September 20, 2004, we issued to Quest Capital Corp. 660,000 of our common shares as bonus shares on March 19, 2004, 167,500 additional shares on September 20, 2004 and 202,500 additional shares on November 18, 2004. The loan was repaid in full by November 23, 2004. Pursuant to the terms of the loan, we were required to arrange the sale of the bonus shares. In order to facilitate the loan, Douglas L. Mason, our former President, Chief Executive Officer and director, agreed to purchase the bonus shares at a price of $0.40 per share from Quest Capital Corp. on July 6, 2004.

Except as disclosed in the preceding discussion, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

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

Dispute with Ralph Moyal

The litigation which the Company has settled relates to all claims surrounding its subsidiary, Blue Mountain Springs Ltd. (Blue Mountain). This litigation commenced in 1997 and involved a claim against the Company and Blue Mountain to repay an outstanding $1,750,000 CDN debt owed by the Company to the former owners of Blue Mountain. The Company had withheld payment of this debt in order to set off another claim against the Company by a third party for entitlement to shares in Blue Mountain.

The terms of the settlement concluded in the third quarter of 2006 required the Company to issue 624,314 common shares, issue a common share purchase warrant expiring July 14, 2011 for the purchase of a further 100,000 shares at a price of $2.00 per share, transfer 42 acres of residential land in Ontario to a plaintiff, grant a plaintiff the right of first refusal to purchase 4 acres of land with a water source in Ontario and issue a further approximately 14,000 shares of the Company.

In consideration of the above and the settlement of the litigation, $1,750,000 CDN debt was extinguished, and the plaintiff assumed a mortgage registered against the 42 acre parcel of land above.

Full provision has been made in these financial statements for the settlement of the litigation, as follows:

Long-term debt extinguished	$1,547,000
Mortgage assigned to plaintiffs and discharged	155,000
Fair value of 624,314 shares and warrants issued into escrow	(1,529,000)
Fair value of 13,477 shares issued	(45,000)
Fair value of warrants granted	(303,000)
Book value of land transferred	(594,000)
Write-down of receivable	(28,000)

Loss on settlement of lawsuit	$(797,000)

The 624,314 shares and the share purchase warrant have been issued into escrow, to be released in scheduled traunches beginning on the earlier of three months from the date the securities are registered by an effective registration statement filed with the US Securities Exchange Commission, or July 29, 2007 (the “First Release Date”), and ending 24 months thereafter. The settlement terms includes a provision that requires the Company to issue additional shares to ensure that the initial 624,314 shares issued into escrow have a value of $1,100,000 (approximately $2.59 per share ) based on the average trading price of the shares for the 10 day period preceding the First Release Date. In the event that there is a shortfall, the Company will be required to issue additional shares at the average trading price above to meet the $1,100,000 value. At the balance sheet date, there were no additional shares issuable.

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

Dividend Policy

During the year ended December 31, 2006 we did pay cash dividends to holders of our equity securities.

During fiscal 2006, there were no Class A Preferred shares issued and outstanding, and no further dividends are accruing on the Class A Preferred shares.

The Class B Preferred shares provide for the payment of cash dividends on each Class B Preferred share at the rate of 10% per annum of the deemed issue price of $1.00 per Class B Preferred share. For the first year, dividends on the Class B Preferred shares were payable in advance on the date of issuance of the Class B Preferred shares through the issuance of common shares at a price of $1.00 per share. Accordingly, on May 24, 2005, we issued 200,000 common shares to BG Capital Group Ltd. in respect of dividends payable on the Class B Preferred shares, and on October 10, 2006, we paid a $94,246 cash dividend to BG Capital Group Ltd. for the period from May 12, 2006 to October 31, 2006. As of June 15, 2007, there are 600,000 Class B Preferred shares issued and outstanding, all of which are held by BG Capital Group Ltd.

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

Year	High	Low
2002	0.95	0.40
2003	0.51	0.20
2004	0.45	0.16
2005	2.50	1.10
2006	4.41	2.06

The following table sets the quarterly high and low sale prices (in U.S. dollars) for our common shares traded on the OTC Bulletin Board for the 2006 and 2005 fiscal years. These quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices.

	Calendar Quarter	High	Low
2005:	1st Quarter	3.40	2.10
	2nd Quarter	2.30	1.20
	3rd Quarter	1.90	1.10
	4th Quarter	2.22	1.17
2006:	1st Quarter	2.62	2.11
	2nd Quarter	4.41	2.34
	3rd Quarter	3.68	2.48
	4th Quarter	2.95	2.05

The following table sets out the monthly high and low sale prices (in U.S. dollars) for our common shares traded on the OTC Bulletin Board during the six months ended May 31, 2006. These quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices.

Month	High	Low
December 2006	$2.75	$2.30
January 2007	3.02	2.44
February 2007	3.18	2.75
March 2007	3.14	2.40

Month	High	Low
April 2007	2.93	2.60
May 2007	2.99	2.20

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

General Description of Capital Structure

As of December 31, 2006, our capital structure was as follows:

  an unlimited number of common shares without par value, of which 13,917,153 common shares were issued and outstanding;
  2,000,000 Class A Preferred Shares, none of which were issued and outstanding; and
  2,000,000 Class B Preferred Shares, 1,600,000 shares of which were issued and outstanding.

In addition, on March 16, 2006, we held a special general meeting of shareholders, at which the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. As of December 31, 2006, 320,000 Variable Multiple Voting Shares are issued and outstanding.

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

Other than contracts entered into in the ordinary course of business, we have entered into the following material contracts during the two years proceeding the date of this annual report:

  Share Purchase Agreement dated May 24, 2007, pursuant to which the Company acquired all of the outstanding shares of My Organic Baby Inc., an Ontario corporation;

  Share Purchase Agreement dated February 7, 2007, pursuant to which the Company acquired all of the outstanding shares of DMR Food Corporation, an Ontario corporation; and

  Private Placement Subscription Agreement, dated December 28, 2005, between us and four investors (BG Capital Group Ltd., Douglas L. Mason, a director, Brent Lokash, our President and a director, and Gladys Jenks) in our private placement of units for 800,000 common shares, 5,000,000 Series A warrants, 5,000,000 Series B warrants, 5,000,000 Series C warrants, and 5,000,000 Series D warrants for a total purchase price of $1,000,000. These agreements were subsequently amended on May 12, 2006, for the cancellation of warrants and to submit to the shareholders a proposal to amend the terms of the Class B preferred shares.

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

As discussed below, we do not believe that we were a “passive foreign investment company” for the taxable year ended December 31, 2006, and we do not expect that we will be a “passive foreign investment company” for the taxable year ending December 31, 2007. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge our determination concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, although we anticipate that we may be a QFC, there can be no assurances that the IRS will not challenge the determination made by us concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Other than described below, we are not a party to any market risk sensitive instruments other than instruments evidencing interest-bearing debt obligations as described in “Item 5. Operating and Financial Review and Prospects” and in Note 2 and Note 12 to our audited financial statements for the year ended December 31, 2006 entitled “Significant Accounting Policies” and “Long-Term Debt”, respectively.

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b)	Concentration of credit risk

We grant credit to our customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2006, three customers represented 64% (two customers in December 31, 2005 - 60%) of total accounts receivable.

c)	Interest rate risk

Our short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in Note 4 to the financial statements. We do not use derivative instruments to manage our exposure to interest rate risk.

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

During the year ended December 31, 2006, covered by this report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Segregation of duties is a basic, key internal control and one of the most difficult to achieve in a small company. It is used to ensure that errors or irregularities are prevented or detected on a timely basis by employees in the normal course of business. Due to limited resources, a complete segregation of duties within the Company’s operating and accounting groups can not be fully achieved. The result is that the Company is highly reliant on the qualifications, experience and integrity of its staff and on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements are presented fairly in all material respects. Any changes in the current control process will be dependant upon the growth of the Company’s operations and the number of its staff to allow further segregation of duties. Management will continue to review existing mitigating controls and, if appropriate, implement changes to its internal control processes whereby more effective mitigating controls will be adopted.

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

Effective October 6, 2006, we changed our independent auditors from UHY LDMB Advisors Inc. of 6345 - 197 Street, Langley, British Columbia V2Y 1K8 to KPMG LLP of P.O. Box#10426, 777 Dunsmuir Street, Vancouver, BC V7Y 1K3.

UHY LDMB Advisors Inc. served as our independent auditor for fiscal 2004 and 2005. The table below sets forth the total amount billed by KPMG LLP and UHY LDMB Advisors Inc. for services performed in the 2006 and 2005 fiscal years, and breaks down these amounts by category of service:

	2006	2005	2004
Audit fees	$219,488	$36,695	$71,515
Audit-related fees	20,357	4,415	8,755
Tax fees	15,383	11,742	18,480
All other fees	--	--	--
Total	$255,228	$52,852	$98,750

“Audit Fees” are the aggregate fees billed by KMPG LLP and UHY LDMB Advisors Inc. for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. This category comprises fees billed for independent accountant review of the interim financial statements, as well as advisory services associated with our financial reporting.

“Audit-Related Fees” are fees charged by KPMG LLP and UHY LDMB for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

“Tax Fees” are fees for professional services rendered by KPMG LLP for tax compliance, tax advice on actual or contemplated transactions.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG LLP. Any services provided by KPMG LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. The audit committee pre-approves any non-audit services to be performed by the independent accountants under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

During the fiscal year ended December 31, 2006, no non-audit services were performed or approved by the audit committee to be performed by our independent accountants, other than certain tax compliance services which the audit committee believes that the independent accountants could provide without impairing their independence. There were no waivers of the audit committee pre-approval process in 2006.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

  Auditors’ Report of KPMG LLP

  Auditors’ Report of UHY LDMB Advisors Inc.

  Consolidated Balance Sheets as of December 31, 2006 and 2005

  Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004

  Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004

  Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

  Notes to Consolidated Financial Statements

Consolidated Financial Statements
(Expressed in thousands of United States dollars, except where indicated)

CLEARLY CANADIAN BEVERAGE CORPORATION

Year ended December 31, 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Clearly Canadian Beverage Corporation as at December 31, 2006 and the consolidated statements of earnings, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2004 and December 31, 2005 and for the years then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated June 12, 2006.

Chartered Accountants

Vancouver, Canada

March 9, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Clearly Canadian Beverage Corporation

We have audited the accompanying consolidated balance sheets of Clearly Canadian Beverage Corporation as of December 31, 2006 and the consolidated statements of earnings, deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Clearly Canadian Beverage Corporation as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has insufficient working capital to meet its planned business objectives that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 9, 2007

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

June 12, 2006
Chartered Accountants
Langley, British Columbia

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except for share and per share amounts)
December 31, 2006, with comparative figures for 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$5,267	$520
Accounts receivable (note 5)	634	475
Inventories (note 6)	427	781
Prepaid expenses and other current assets	533	803
	6,861	2,579

Long-term investments (note 10)	-	29
Assets held for sale (note 7)	-	343
Property, plant and equipment (note 7)	1,153	1,831
Prepaid contracts (note 18(a))	1,079	1,477

	$9,093	$6,259

Liabilities and Shareholders’ Equity

Bank indebtedness (note 4)	$-	$361
Accounts payable and accrued liabilities (note 8)	1,608	2,094
Capital lease obligation, current portion (note 11)	8	3
Short-term debt (note 9)	-	567

	1,616	3,025

Capital lease obligation, net of current portion (note 11)	13	9
Long-term debt (note 12)	-	1,501
	1,629	4,535
Shareholders’ equity:
Capital stock (notes 14 and 15):
Authorized:
Unlimited common shares without par value
Unlimited variable multiple voting shares without par value
2,000,000 class A preferred shares
2,000,000 class B preferred shares
Outstanding – 1,600,000 (2005 – 2,000,000) class B preferred shares	1,600	2,000
Issued – 13,917,153 (2005 – 6,901,652) common shares without par value
Outstanding – 13,879,853 (2005 – 6,864,352) common shares without
par value	75,730	64,756
Variable multiple voting shares – 320,000 (2005 - nil)
Share subscription receivable	-	(198)
Contributed surplus	8,290	4,809
Cumulative translation account	(1,101)	(929)
Deficit	(77,055)	(68,714)
	7,464	1,724

Going concern (note 2(a))
Commitments and contingencies (note 18)
Subsequent events (note 24)

	$9,093	$6,259

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director

Director

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Earnings
(Expressed in thousands of United States dollars, except for share and per share amounts)
Year ended December 31, 2006

	2006	2005	2004

Sales	$7,462	$8,712	$11,064

Cost of sales	5,677	6,349	8,048

Gross profit	1,785	2,363	3,016

Expenses:
Selling, general and administration expenses	6,751	5,163	5,065
Amortization of property, plant and equipment	16	122	130
Royalty revenue	(125)	(76)	(133)
Interest income	(132)	-	-
Other (income) expense	(35)	231	270
Financing costs	132	-	653
Interest on short-term debt (note 9)	148	172	174
Interest on long-term debt (note 12)	6	49	52
Loss on sale of assets held for sale (note 7)	-	-	56
Stock-based compensation (note 15)	2,426	1,709	23
Write-down of property, plant and equipment
(note 7)	137	382	721
Gain on sale of investments	(201)	-	-
Write-down of distribution rights	-	-	1,536
Loss on settlement of lawsuit (note 19)	797	-	-
Restructuring (note 23)	112	680	-
	10,032	8,432	8,547

Loss for the year	$(8,247)	$(6,069)	$(5,531)

Loss per share, basic and diluted	$(0.82)	$(1.06)	$(7.14)

Weighted average number of shares outstanding	10,223,284	5,728,974	775,012

See accompanying notes to consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Balance, December 31, 2003	679,568	58,272	-	-	-	-	-	1,008	(1,352)	(56,803)	1,125
Issued during the year – bonus
shares on short-term debt - $2.70
per share	213,500	547	-	-	-	-	-	-	-	-	547
Share purchase warrant granted in
connection with short-term debt	-	-	-	-	-	-	-	29	-	-	29
Private placement issued December
10, 2004 at CA$2.50 per unit	103,500	216	-	-	-	-	-	-	-	-	216
Loss for the year	-	-	-	-	-	-	-	-	-	(5,531)	(5,531)
Exchange difference	-	-	-	-	-	-	-	-	99	-	99

Balance, December 31, 2004	996,568	59,035	-	-	-	-	-	1,037	(1,253)	(62,334)	(3,515)

Private placement issued January
14, 2005 at CA$2.50 per unit prior
to consolidation	46,500	97	-	-	-	-	-	-	-	-	97
Class A preferred shares issued on
conversion of loan May 5, 2005	-	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement of class A
preferred shares issued May 5,
2005 at US$1.00 per share	-	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement issued May 16,
2005 at US$1.00 per share	2,260,000	2,260	-	-	-	-	-	-	-	-	2,260
Private placement issued May 24,
2005 at US$1.00 per share	815,000	815	-	-	-	-	-	-	-	-	815
Finders fees – private placement –
May 16, 2005 and May 24, 2005
issued at US$1.42 per share	450,000	639	-	-	-	-	-	-	-	-	639
Share issue cost – private placement		(1,003)	-	-	-	-	-	-	-	-	(1,003)
Stock dividend on class A preferred
shares issued May 24, 2005 issued
at market US$1.50 per share	7,506	11	-	-	-	-	-	-	-	(11)	-
Class A preferred shares converted
to class B preferred shares	-	-	-	(2,000,000)	(2,000)	2,000,000	2,000	-	-	-	-
Stock dividend on class B preferred
shares issued May 24, 2005
issued at market US$1.50 per
share	200,000	300	-	-	-	-	-	-	-	(300)	-
Private placement issued May 27,
2005 at US$1.00 per share	635,953	634	-	-	-	-	-	-	-	-	634

Carryforward	5,411,527	62,788	-	-	-	2,000,000	2,000	1,037	(1,253)	(62,645)	1,927

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	5,411,527	62,788	-	-	-	2,000,000	2,000	1,037	(1,253)	(62,645)	1,927

Shares issued on September 30,
2005 at market US$1.17 per
share	225,000	263	-	-	-	-	-	-	-	-	263
Share issued on October 17, 2005 at
market US$1.38 per share	25,000	34	-	-	-	-	-	-	-	-	34
Option exercised at US$1.00 per
share	105,000	105	-	-	-	-	-	-	-	-	105
Shares issued on November 30,
2005 at US$2.00 per share	222,825	446	-	-	-	-	-	-	-	-	446
Shares issued on November 30,
2005 at US$2.00 per share	75,000	150	-	-	-	-	-	-	-	-	150
Private placement issued December
28, 2005 at US$1.25 per share	800,000	1,000	-	-	-	-	-	35	-	-	1,035
Share issue cost – private placement
December 28, 2005	-	(30)	-	-	-	-	-	-	-	-	(30)
Share subscription receivable	-	-	(198)	-	-	-	-	-	-	-	(198)
Fair value of stock options issued	-	-	-	-	-	-	-	1,612	-	-	1,612
Fair value of warrants issued for
consulting services	-	-	-	-	-	-	-	1,904	-	-	1,904
Restructuring cost	-	-	-	-	-	-	-	221	-	-	221
Loss for the year	-	-	-	-	-	-	-	-	-	(6,069)	(6,069)
Exchange difference	-	-	-	-	-	-	-	-	324	-	324

Balance, December 31, 2005	6,864,352	64,756	(198)	-	-	2,000,000	2,000	4,809	(929)	(68,714)	1,724

Share subscription received in											198
January, 2006	-	-	198	-	-	-	-	-	-	-
Shares issued for settlement of debt
on February 27, 2006 at US$2.00
per share	100,000	238	-	-	-	-	-	-	-	-	238
Option exercised at US$1.00 per
share	1,122,500	1,122	-	-	-	-	-	-	-	-	1,122
Shares issued for settlement of
services on March 1, 2006 at
CA$2.30 per share	28,260	58	-	-	-	-	-	-	-	-	58
Shares issued for settlement of debt
on March 28, 2006 at US$2.62 per
share	40,000	102	-	-	-	-	-	-	-	-	102
Shares issued for settlement of
services on March 31, 2006 at
US$2.39 per share	2,089	5	-	-	-	-	-	-	-	-	5

Carryforward	8,157,201	66,281	-	-	-	2,000,000	2,000	4,809	(929)	(68,714)	3,447

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	8,157,201	66,281	-	-	-	2,000,000	2,000	4,809	(929)	(68,714)	3,447

Shares issued for settlement of
services on March 31, 2006 at
US$2.30 per share	2,175	5	-	-	-	-	-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	1,954	5	-	-	-	-	-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	29,308	75	-	-	-	-	-	-	-	-	75
Shares issued for settlement of
services on April 17, 2006 at
US$2.45 per share	20,442	50	-	-	-	-	-	-	-	-	50
Shares issued for settlement of
services on April 19, 2006 at
US$2.35 per share	18,915	44	-	-	-	-	-	-	-	-	44
Shares issued for settlement of debt
on May 2, 2006 at US$2.62 per
share	88,885	233	-	-	-	-	-	-	-	-	233
Option exercised at US$1.00 per
share	45,000	45	-	-	-	-	-	-	-	-	45
Shares issued for settlement of
services on May 4, 2006 at
US$2.41 per share	8,300	20	-	-	-	-	-	-	-	-	20
Private placement issued May 10,
2006 at US$2.00 per share	1,032,500	2,065	-	-	-	-	-	-	-	-	2,065
Private placement issued May 12,
2006 at US$2.00 per share	275,000	550	-	-	-	-	-	-	-	-	550
Private placement issued May 15,
2006 at US$2.00 per share	5,000	10	-	-	-	-	-	-	-	-	10
Share issue cost – private placement
May 10, 2006 to May 15, 2006		(314)	-	-	-	-	-	-	-	-	(314)
Share issue cost – warrant private
placement May 10, 2006 to May 15,
2006	-	(186)	-	-	-	-	-	186	-	-	-
Shares issued for settlement of
services on June 7, 2006 at
US$2.05 per share	19,630	40	-	-	-	-	-	-	-	-	40
Shares issued for settlement of
services on June 9, 2006 at
US$2.80 per share	4,075	11	-	-	-	-	-	-	-	-	11

Carryforward	9,708,385	68,934	-	-	-	2,000,000	2,000	4,995	(929)	(68,714)	6,286

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	9,708,385	68,934	-	-	-	2,000,000	2,000	4,995	(929)	(68,714)	6,286

Shares issued for settlement of
services on June 13, 2006 at
US$2.80 per share	10,715	30	-	-	-	-	-	-	-	-	30
Option exercised at US$1.19 per
share	16,106	19	-	-	-	-	-	-	-	-	19
Warrant exercised at US$1.25 per
share	30,000	37	-	-	-	-	-	-	-	-	37
Shares issued for services on July
25, 2006 at US$3.29 per share	9,312	31	-	-	-	-	-	-	-	-	31
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$3.69 per share	24,314	89	-	-	-	-	-	-	-	-	89
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$2.40 per share	600,000	1,440	-	-	-	-	-	-	-	-	1,440
Private placement issued on July 6,
2006 to July 13, 2006 at US$2.75
per share	1,205,000	3,314	-	-	-	-	-	-	-	-	3,314
Share issue cost – private placement
July 6, 2006 to July 13, 2006	-	(397)	-	-	-	-	-	-	-	-	(397)
Share issue cost – warrant private
placement July 6, 2006 to July 13,
2006	-	(162)	-	-	-	-	-	162	-	-	-
Shares issued for services on July
10, 2006 at US$3.92 per share	4,197	16	-	-	-	-	-	-	-	-	16
Option exercised at US$2.00 per											150
share	75,000	150	-	-	-	-	-	-	-	-
Option exercised at US$1.00 per
share	30,000	30	-	-	-	-	-	-	-	-	30
Option exercised at US$1.19 per
share	16,102	19	-	-	-	-	-	-	-	-	19
Shares issued for services on August
16, 2006 at US$3.28 per share	4,121	13	-	-	-	-	-	-	-	-	13
Shares issued for services on August
1, 2006 at US$2.30 per share	140,000	322	-	-	-	-	-	-	-	-	322
Private placement completed August
31, 2006 at US$3.00 per share	333,334	1,000	-	-	-	-	-	-	-	-	1,000
Share issue cost – private placement
August 31, 2006	-	(120)	-	-	-	-	-	-	-	-	(120)
Share issue cost – private placement
August 31, 2006	-	(825)	-	-	-	-	-	825	-	-	-

Carryforward	12,206,586	73,940	-	-	-	2,000,000	2,000	5,982	(929)	(68,714)	12,279

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	12,206,586	73,940	-	-	-	2,000,000	2,000	5,982	(929)	(68,714)	12,279

Share issued for settlement of
services on August 1, 2006 at
US$2.30 per share	4,395	14	-	-	-	-	-	-	-	-	14
Cash dividend on class B preferred
paid on October 10, 2006	-	-	-	-	-	-	-	-	-	(94)	(94)
Conversion of $150,000 preferred
shares to common shares on
November 21, 2006	615,000	150	-	-	-	(150,000)	(150)	-	-	-	-
Conversion of $250,000 preferred
shares to common shares on
November 29, 2006	1,025,000	250	-	-	-	(250,000)	(250)	-	-	-	-
Shares issued for settlement of
lawsuits on December 11, 2006 at
US$3.28 per share	13,477	44	-	-	-	-	-	-	-	-	44
Shares issued for services on
December 8, 2006 at US$2.38 per
share	4,235	10	-	-	-	-	-	-	-	-	10
Shares issued for services on
December 8, 2006 at US2.66 per
share	4,498	12	-	-	-	-	-	-	-	-	12
Shares issued for services on
December 8, 2006 at US$2.76 per
share	4,162	12	-	-	-	-	-	-	-	-	12
Option exercised at US$1.00 per
share	2,500	3	-	-	-	-	-	-	-	-	3
Paid-in capital – exercise of stock
options	-	1,304	-	-	-	-	-	(1,304)	-	-	-
Fair value of stock options issued for
the 12 months ended December
31, 2006	-	-	-	-	-	-	-	3,310	-	-	3,310
Fair value of warrants issued for the
12 months ended December 31,
2006	-	-	-	-	-	-	-	302	-	-	302
Loss for the 12 months ended
December 31, 2006	-	-	-	-	-	-	-	-	-	(8,247)	(8,247)
Exchange difference	-	(9)	-	-	-	-	-	-	(172)	-	(181)

Balance, December 31, 2006	13,879,853	75,730	-	-	-	1,600,000	1,600	8,290	(1,101)	(77,055)	7,464

See accompanying notes to consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Cash Flows
(Expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

	2006	2005	2004

Cash flows from operating activities:
Loss for the year	$(8,247)	$(6,069)	$(5,531)
Items not involving cash (note 20(a))	4,986	2,790	2,979
Changes in non-cash working capital balances
related to operations (note 20(b))	414	(2,376)	1,094
	(2,847)	(5,655)	(1,458)

Cash flows from financing activities:
Proceeds on issuance of short-term debt	-	1,277	1,943
Proceeds from issuance of capital stock and
warrants	7,731	6,516	216
Increase (decrease) in bank indebtedness	(361)	89	(206)
Dividend paid on class B preferred shares	(94)	-	-
Repayment of short-term debt	-	(446)	(1,081)
Repayment of long-term debt	-	(1,660)	-
	7,276	5,776	872

Cash flows from investing activities:
Proceeds from sale of property, plant and
equipment	358	-	543
Proceeds from sale of long-term investment	230	-	85
Purchase of property, plant and equipment	(41)	-	(44)
	547	-	584

Effect of exchange rates on cash and cash
equivalents	(229)	321	(47)

Increase (decrease) in cash and cash equivalents	4,747	442	(49)

Cash and cash equivalents, beginning of year	520	78	127

Cash and cash equivalents, end of year	$5,267	$520	$78

Interest paid	$154	$191	$226
Income taxes paid	$-	$-	$-

Supplementary cash flow information (note 20)

See accompanying notes to consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

1.	Nature of operations:

The Company produces, distributes and markets beverage products and flavoured beverages. The Company’s products are sold principally in the United States and Canada.

2.	Significant accounting policies:

(a) Going concern:

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $8,247,000 for the twelve months ended December 31, 2006. At December 31, 2006 it has working capital of $5,245,000. Operations for the twelve months ended December 31, 2006 have been funded primarily from the issuance of capital stock.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include liquidation of non-core investments and pursuing equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

(b) Principles of accounting:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The differences as they affect the Company are described in note 22.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

2.	Significant accounting policies (continued):

	(c)	Basis of presentation:

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

	(d)	Foreign currency translation

The Company uses the United States dollar as its reporting currency while the Company’s functional or “measurement” currency is the Canadian dollar. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders’ equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the period.

	(e)	Revenue recognition:

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned. For bill and hold transactions, the Company recognizes revenue at the time production is complete and the sale is invoiced to the customer.

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as customer deposits.

	(f)	Inventories:

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

2.	Significant accounting policies (continued):

	(g)	Long-term investments:

Long-term investments are recorded at cost less write-downs for impairments in value that are other than temporary.

	(h)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods which represent estimated useful life:

Asset	Rate

Buildings	30 years
Equipment	5 – 15 years
Leasehold improvements	Term of the lease

(i)	Impairment of long-lived assets:

Long-lived assets, such as property, plant and equipment subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(j)	Stock-based compensation plan:

The Company has stock-compensation plans, which are described in note 15. The Company accounts for all stock-based payments granted to employees and non-employees on or after January 1, 2002, using the fair value based method as per CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments which requires entities to account for employee stock options using the fair value based method. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. Consideration paid by employees on the exercise of stock options is recorded as capital stock. Stock-based payments to non- employees are measured at the fair value of the consideration received and are recognized as the options are earned.

Consideration paid for stock on exercise of stock options is credited to capital stock.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

2.	Significant accounting policies (continued):

	(k)	Cash and cash equivalents:

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

	(l)	Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of land and water sources. Actual results could differ materially from those estimates.

	(m)	Financial instruments:

		(i)	Fair value of financial instruments:

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt and capital lease obligation approximates their fair value based upon the discount rates applied.

		(ii)	Concentration of credit risk:

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2006, three customers represented 64% (2005 - two customers represented 60%) of total accounts receivable.

		(iii)	Interest rate risk:

The short-term bank credit facility bears interest at US prime rate plus 4%.

The Company does not use derivative instruments to manage its exposure to interest rate risk.

		(iv)	Foreign exchange rate risk:

The majority of the Company’s revenues and selling costs, together with a material portion of its production costs are incurred in United States dollars. General and administration costs are incurred in Canadian dollars and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

2.	Significant accounting policies (continued):

	(n)	Income taxes:

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between tax basis of an asset or a liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using income tax rates that are expected to apply to taxable income in the periods that the temporary differences are expected to reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not the asset will not be realized.

	(o)	Advertising and marketing costs:

The Company expenses all advertising and marketing costs as incurred. For the twelve months ended December 31, 2006, the Company incurred marketing costs of $2,020,943 (2005 - $1,358,628; 2004 - $1,493,213). These costs are included in selling expenses.

	(p)	Loss per share:

Loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding. The loss per share for comparative periods reflects the ten for one consolidation of the common shares during 2005. Diluted loss per share is computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive. Basic and diluted loss per share have been adjusted for $94,000 of preferred share dividends to reflect income available to common shareholders. Diluted loss per share is the same as basic loss per share since the exercise of stock options and warrants would be anti-dilutive.

3.	New accounting policy:

Effective January 1, 2006 the Company adopted EIC-156 of the Canadian Institute of Chartered Accountants concerning Accounting By A Vendor for Consideration Given to a Customer (Including a Reseller of the Vendors Products). All sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives are accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations. Sales and selling expenses for all comparative periods presented have been reclassified to reflect such expenses in accordance with EIC-156 as follows:

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

3.	New accounting policy (continued):

	2005	2004
Sales, as previously reported	$9,141	$11,586
Adjustment	(429)	(522)
Sales, as reported	$8,712	$11,064

	2005	2004
Selling expenses, as previously reported	$5,592	$5,587
Adjustment	(429)	(522)
Selling expenses, as reported	$5,163	$5,065

4.	Bank indebtedness:

The Company’s subsidiary, CC Beverage (US) Corporation (“CC Beverage”), has an operating line of credit with an unspecified term available with a United States bank, which bears interest at US prime rate plus 4%. The borrowing facility is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at December 31, 2006 - $403,593, December 31, 2005 - $456,000). The weighted average interest rate for the year ended December 31, 2006 was 11.96% (December 31, 2005 - 10.19%; 2004 - 8.495%); As at December 31, 2006 nil (December 31, 2005 - $361,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

5.	Accounts receivable:

	2006	2005

Trade accounts receivable, net of allowance of $53,000	$597	$435
(2005 - $36,000)
Other receivables	37	40

	$634	$475

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

6.	Inventories:

	2006	2005
Finished goods	$280	$586
Raw materials	147	195
	$427	$781

7.	Property, plant and equipment and assets held for sale:

		Accumulated		2006
	2006	amortization	Write-down	Net

Land and water sources	$1,035	$-	-	$1,035
Buildings	1,047	996	$51	-
Equipment	1,157	953	86	118
Leasehold improvements	67	67	-	-

	3,306	2,016	137	1,153

Assets held for sale	-	-	-	-

	$3,306	$2,016	$137	$1,153

On April 17, 2006, the Company entered into an agreement of purchase and sale with Fern Brook Springs Bottled Water Company Limited relating to the sale, for $349,000 (CA$400,000) of certain water equipment assets owned by the Company and used in connection with its Thornton, Ontario well site, which the Company is no longer using and in respect of which the Company has terminated its lease as of July, 2007.

In 2006, the Company wrote down water storage facilities by $51,000 and machinery and equipment by $86,000 to its estimated net recoverable amount. The carrying value represents management’s best estimate of the net future recoverable amount of the buildings and equipment. If the assumptions used by management are not borne out, the net recoverable amount of the assets may differ materially from the recorded amount.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

7.	Property, plant and equipment and assets held for sale (continued):

Refer to note 19 for particulars of land disposed of in settlement of the Blue Mountain Springs lawsuit.

		Accumulated		2005
	2005	amortization	Write-down	Net

Land and water sources	$1,603	$-	$-	$1,603
Buildings	1,326	996	280	50
Equipment	1,116	938	-	178
Leasehold improvements	67	67	-	-
	4,112	2,001	280	1,831

Assets held for sale:
Land and water sources	445	-	102	343

	$4,557	$2,001	$382	$2,174

Included in the table above are changes arising from the fluctuation in the exchange rate between the Canadian and US dollar.

In 2005, the Company wrote down building, land and water source by $280,000 and $102,000 respectively to its estimated net future recoverable amount. In 2004, land and water sources, buildings and equipment were written down by $721,000.

8.	Accounts payable and accrued liabilities

	2006	2005

Trade accounts payable	$1,062	$1,303
Marketing fees	304	474
Other accrued liabilities	242	317

	$1,608	$2,094

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

9.	Short-term debt:

	2006	2005

Mortgage payable with land and buildings pledged as
collateral, bearing interest at 3.95%, repayable at
CA$1,125 per month, maturing in August 2006 (see
note 19)	$-	$139
Global (GMPC) Holdings Inc. (CA$500,000), bearing no
interest, repayable May 2006	-	428

	$-	$567

10.	Long-term investments:

	2006	2005

Public company common shares (quoted market value nil;
2005 - $223,000)	$-	$29

11.	Capital lease obligation:

The Company has entered into lease arrangements to acquire computer equipment. The liability under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 18% per annum and is secured by the computer equipment.

The Company’s obligation under the capital lease consists of:

	2006	2005

Minimum lease payments payable	$26	$15
Portion representing interest to be recorded over the
remaining term of the lease	(5)	(3)
	21	12

Current portion	(8)	(3)

	$13	$9

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

11.	Capital lease obligation (continued):

Future minimum annual lease payments as at December 31, 2006 under the capital lease are as follows:

2007	$12
2008	12
2009	2

$26

12.	Long-term debt:

	2006	2005

Convertible promissory notes of CA$1,750,000,
unsecured, non-interest bearing, repayable in cash or
equivalent value of common shares at the option of the
Company	$-	$1,501

13.	Convertible debenture:

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of $424,000 (CA$670,000). Each debenture unit consists of a convertible debenture of CA$1,000 and 1,250 share purchase warrants at CA$8.00 per share exercisable until December 2, 2004. The debenture units were originally repayable by December 1, 2003 and bear interest at 10% per annum. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA$8.00 per share.

During the year ended December 31, 2003, the debenture holders consented to extend the term of the debenture to December 1, 2006. For accounting purposes, the term extension has been accounted for as a settlement and the difference in the fair value of the original terms of the debenture and the modified terms of $81,000 was recorded as a gain in the statement of operations for the year ended December 31, 2003. The corresponding discount on the carrying value of the debenture will be accreted on a straight-line basis over the extended term of the debenture units. During the year ended December 31, 2005, $30,000 was accreted (2004 - $25,000). During the year ended December 31, 2005, the debenture was fully paid.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

14.	Capital stock:

On January 14, 2005 the Company completed a private placement of 465,000 pre-consolidated shares at a price of CA$0.25 per share (46,500 shares at a price of $2.50 per share, on a post consolidated basis). The shares were issued as part of the Company’s 1,500,000 pre-consolidation share private placement announced in December 2004.

At a special and general shareholder meeting held on April 29, 2005, the Company’s shareholders approved the Company’s corporate restructuring plan and, in connection therewith:

1.	The Company’s authorized share structure, its Notice of Articles and its Articles were altered by:

	(a)	increasing the 200,000,000 common shares without par value to an unlimited number of common shares without par value;

	(b)	eliminating the 10,000,000 preferred shares with a par value of $1.00 per share, none of which preferred shares were issued and outstanding; and

	(c)	deleting the special rights and restrictions contained in Part 26 of the Articles of the Company.

2.	The Company’s authorized share structure, its Notice of Articles and its Articles were also altered by:

	(d)	creating a class of 2,000,000 class A Preferred Shares with special rights and restrictions (1); and

	(e)	creating a class of 2,000,000 class B Preferred Shares with special rights and restrictions (2).

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

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

14.	Capital stock (continued):

2.	(e) (continued):

(2)

The class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of US$1.00 per share, and thereafter in advance in monthly cash instalments. Each class B Preferred Share has the right to five votes on any vote of the common shareholders. The class B Preferred Shares were convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the class B Preferred Shares. With the agreement of the class B shareholder, BG Capital Group Ltd., and the approval of the shareholders on March 16, 2006, the conversion ratio was fixed at 4.1 common shares and 0.8 Variable Multiple Voting Shares for each one class B preferred shares.

Effective May 2, 2005, the Company affected a reverse split (share consolidation) on a ten (10) old for one (1) new share basis.

On May 5, 2005, BG Capital Group Ltd. (“BG Capital”) converted its $1,000,000 loan with the Company into 1,000,000 class A Preferred Shares at $1.00 per preferred share and concurrently the Company issued BG Capital an additional 1,000,000 class A Preferred Shares for cash of $1.00 per preferred share.

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

On the same date, BG Capital exchanged all of its class A preferred shares of the Company for 2,000,000 class B shares.

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

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

14.	Capital stock (continued):

As part of its 2005 corporate restructuring and to reduce future obligations and cost, the Company negotiated certain amendments to consulting agreements and the Company's office lease. In connection with these amendments, the Company issued 225,000 shares at a market value of $1.17 per share, $117,000 in cash, and 25,000 shares at a market value of $1.38 per share.

On November 30, 2005, Global (GMPC) Holdings Inc. converted CA$500,000 of principal amount of loan into common shares at conversion price of US$2.00 per share and extended the maturity date of the loan to May 2, 2006 for the balance of CA$500,000 of principal amount of loan. The Company issued 75,000 common shares to Global at market price of $2.00 per share for extending the maturity date to May 2, 2006 and amending the agreement that no interest will be payable on the remaining principal amount of loan.

On December 28, 2005, the Company completed a private placement of 800,000 units at $1.25 per unit raising $1,000,000. Each unit consisted of one common share of the Company and six and a quarter share purchase series A warrant at vested price of $1.25, six and a quarter share purchase series B warrant at vested price of $1.50, six and a quarter share purchase series C warrant at vested price of $2.00, and six and quarter share purchase series D warrant at vested price of $4.00. Series A warrants must be exercised by December 31, 2006. Series B warrants will be fully vested if Series A warrants are fully exercised and exercised by December 31, 2007, Series C warrants will be fully vested if Series B warrants are fully exercised and exercised by December 31, 2008, Series D warrants will be fully vested if Series C warrants are fully exercised and exercised by December 31, 2009.

On February 27, 2006, March 28, 2006 and May 2, 2006, Global (GMPC) Holdings Inc. converted $200,000 (CA$222,570), $80,000 (CA$89,250) and $177,770 (CA$188,000) of principal amount of loans into common shares at conversion prices ranging from US$2.00 to US$2.62 per share. The Company issued 100,000, 40,000 and 88,885 shares respectively.

On March 16, 2006, a special general meeting of shareholders was held, and the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. At December 31, 2006, the 320,000 issued and outstanding Variable Multiple Voting Shares entitles the holder to 5,455,261 votes of meeting of Shareholders.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

14.	Capital stock (continued):

On May 12, 2006, the Company entered into an agreement to surrender all of the Series A, B, C and D warrants issued in connection with the December 28, 2005 private placement agreement.

In consideration therefore certain of the investors were granted Series A warrants for the purchase of a total of 4,120,000 shares at a price of US$1.25, exercisable within two years following the effective date on which the warrants are registered pursuant to a registration statement filed with the US Securities and Exchange Commission.

In May 2006, the Company completed a brokered private placement of 1,312,500 common shares issued at US$2.00 per share raising a total of $2,625,000. The Company paid broker’s fees of $183,050 and granted broker warrants to purchase 91,525 common shares at US$2.25 per share, vesting upon issuance and expiring in May, 2007. The Company paid an additional finders fee of $130,750 to BG Capital, a controlling shareholder of the Company, BG Capital has the right until May 2007 to convert any or all of the finder’ fee into shares at a price of US$2.00 per share (maximum of 65,375 shares).

In July 2006, the Company completed a brokered private placement of 1,205,000 common shares issued at US$2.75 per share raising a total of $3,314,000. The Company paid broker’s fees of $259,462 and granted broker warrants to purchase 84,350 common shares at US$3.00 per share, vesting upon issuance and expiring in July, 2007. The Company paid an additional finders fee of $138,187 to BG Capital, a controlling shareholder of the Company, BG Capital has the right until July, 2007 to convert any or all of the finder’s fee into shares at a price of US$2.75 per share (maximum of 50,250 shares).

In August 2006, the Company settled litigation with respect to its Blue Mountain Springs subsidiary. The terms of the settlement detailed in Note 19 include the issuance of 624,314 shares in fiscal 2006 with a fair value of $1,529,000.

In August 2006, the Company issued 140,000 common shares at US$2.30 per share to BG Capital, a controlling shareholder of the Company, under the terms of a management services contract now expired.

In August 2006, the Company completed a brokered private placement of 333,334 common shares issued at $3.00 per share, together with a warrant to purchase 333,334 common shares at $3.25 per share, vesting upon issuance and expiring in September, 2008, raising a total of $1,000,000. The Company paid broker’s fees of $70,000 and granted broker warrants to purchase 23,333 common shares at US$3.25 per share, vesting upon issuance and expiring in August, 2007. The Company paid an additional finders fee of $50,000 to BG Capital, a controlling shareholder of the Company, BG Capital has the right until August, 2007 to convert any or all of the finder’s fee into shares at a price of US$3.00 per share (maximum of 16,666 shares).

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

14.	Capital stock (continued):

In October 2006, the Company paid $94,246 to BG Capital in respect of dividends payable on class B Preferred Shares from May 12, 2006 to October 31, 2006.

In November 2006, BG Capital converted 400,000 class B preferred shares for 1,640,000 common shares and 320,000 Multiple voting shares.

15.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares:

(a)	Stock options:

Under the April 29, 2005 stock plan, the Company may grant options to purchase up to 1,750,000 common shares of the Company, and under the 2006 equity incentive plan, the Company may grant options to purchase up to 10,000,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days proceeding the date on which the options are granted. All options vest immediately on issuance, or at the discretion of the Board of Directors.

A summary of stock options granted by the Company is as follows:

		Weighted
		average
	Number of	exercise
	options	price
	(000’s )	US$
Options outstanding at December 31, 2003	162	$9.10
Granted	10	4.00
Expired	(3)	7.90

Options outstanding at December 31, 2004	169	8.70
Granted	1,709	1.21
Expired	(56)	7.24
Exercised	(105)	1.17
Surrendered	(100)	1.17

Options outstanding at December 31, 2005	1,617	1.77
Granted	2,216	1.79
Expired	(18)	3.77
Exercised	(1,307)	1.82
Surrendered	-	-

Options outstanding at December 31, 2006	2,508	1.96

Options exercisable at December 31, 2006	1,334	$2.12

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

15.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

(a)	Stock options (continued):

The number of options and their weighted average exercise price has been adjusted to reflect the ten for one consolidation of the common shares on May 2, 2005.

The following table summarizes information about options outstanding:

2006			Weighted	Weighted	Weighted		Weighted
	Number		average	average	average		average
	of options		remaining	exercise	number		exercise
	outstanding		contractual	price	exercisable		price
Exercises prices US$	(000’s	)	life (years)	US$	(000’s	)	US$

11.58	2		4.6	11.58	2		11.58
10.72	27		5.4	10.72	27		10.72
9.86	17		4.1	9.86	17		9.86
8.58	4		5.7	8.58	4		8.58
6.00	14		6.1	6.00	14		6.00
5.57	35		3.9	5.57	35		5.57
2.75	210		2.7	2.75	210		2.75
1.75 – 2.40	1,531		2.8	1.84	357		1.84
1.00 – 1.25	668		3.9	1.09	668		1.09

1.00 – 11.58	2,508		3.7	1.95	1,334		2.14

The total intrinsic value of options exercised during the year ended December 31, 2006 was $2,113,752. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2006 is $1,034,502 and $348,637 respectively.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

15.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

(a)	Stock options (continued):

For the year ended December 31, 2006, the Company granted 2,216,000 options (2005 - 1,707,500) under its stock option plans, of which options to acquire 2,146,000 shares (2005 - 1,707,500) were granted to members of its Advisory Board, Directors and management. The fair value of the options granted for the year ended December 31, 2006 is approximately $1.79 per share (2005 - $1.21; 2004 - $3.32). Stock based compensation expense of $2,426,000 (2005 - $1,612,000; 2004 $23,300) has been recorded for the year ended December 31, 2006. Stock based compensation of an additional $88,331 attributed to these grants has been allocated to services to be provided in the future. This amount will be recorded to contributed surplus and charged to operations over a three year period based on the estimated service life inherent in the grants.

The Company has estimated the fair value of each option on the date of grant using the Black-Scholes Options Pricing model using the following assumptions:

	2006	2005	2004

Risk-free interest rate	4.38% to 5.06%	2.77% to 3.30%	3.00%
Expected life of options	1 to 5 years	5 years	10 years
Expected volatility in the market
price of the shares	107% to 185%	234% to 236%	120.5%
Expected dividend yield	0.0%	0.0%	0.0%
Weighted average grant date
fair value	$1.09	$0.94	$1.94

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

15.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

(b)	Warrants:

The following table summarizes information about common share purchase (the holder of one warrant is entitled to purchase one common share at the exercise price per share) warrants granted in equity financings to date which remain outstanding at December 31, 2006:

Exercise	Balance,					Balance,
price	December 31,					December 31,	Expiry
per share	2005	Cancelled	Granted	Expired	Exercised	2006	date

US$2.80 (CA$3.40)	25,000	-	-	(25,000)	-	-	March 2006
US$1.25 (CA$1.46)	5,000,000	(5,000,000)	-	-	-	-	December 2006
US$1.50 (CA$1.76)	5,000,000	(5,000,000)	-	-	-	-	December 2007
US$2.00 (CA$2.34)	5,000,000	(5,000,000)	-	-	-	-	December 2008
US$4.50 (CA$5.27)	5,000,000	(5,000,000)	-	-	-	-	December 2009
US$2.25 (CA$2.51)	-	-	91,525	-	-	91,525	May 2007
US$3.00 (CA$3.35)	-	-	84,350	-	-	84,350	July 2007
US$3.25 (CA$3.62)	-	-	356,667	-	-	356,667	September 2008
US$1.25 (CA$1.39)	-	-	4,120,000	-	(30,000)	4,090,000	December 2007
US$2.00 (CA$2.34)	1,000,000	-	100,000	-	-	1,000,000	October 2010
US$2.00 (CA$2.23)	-	-	-	-	-	100,000	July 2011

	21,025,000	(20,000,000)	4,752,542	(25,000)	(30,000)	5,722,542

Warrants activity during the years ended December 31, 2005 and 2004 is as follows:

Number of
warrants

Balance, January 1, 2004	152,750
Granted	25,000
Expired	(96,250)

Balance, December 31, 2004	81,500
Granted	21,000,000
Expired	(56,500)

Balance, December 31, 2005	21,025,000

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

15.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

(c)	Shareholders’ rights plan:

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

16.	Corporate income taxes payable:

(a)	The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax recovery in the consolidated financial statements:

	2006	2005	2004
Combined statutory rate	35%	35%	39%
Income taxes at statutory rate	$(2,867)	$(2,124)	$(2,157)
Tax effect of future tax asset not
recognized	2,867	2,124	2,157
Income taxes	$-	$-	$-

The Company has non-capital losses totalling approximately $31,691,903 that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements as the Company believes the probability of realization of the future tax benefit does not meet a more likely than not criterion. The availability of these losses may be limited due to the change in control of the Company. The right to claim these losses expire annually from 2007 to 2025.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

16.	Corporate income taxes payable (continued):

(b)	The net future income tax balance comprises the following:

	2006	2005

Future income tax assets:
Non-capital losses	$10,065	$9,381
Distribution rights	842	1,065
Share issue costs	135	(50)
Property, plant and equipment	145	1,820

Net future income tax asset	11,187	12,216

Valuation allowance	(11,187)	(12,216)

	$-	$-

17.	Related party transactions:

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts. Related party transactions not disclosed elsewhere in these financial statements are as follows: In the year ended December 31, 2006, the Company paid $55,000 in remaining costs associated with the lease of its former office premises to a limited partnership in which certain ex-directors of the Company had an interest. The Company terminated this lease on December 31, 2005 and has moved to different premises.

In the year ended December 31, 2006 the Company recorded management fees of $322,000 in connection with a contract for service provided by BG Capital Group Ltd., our controlling shareholder. The contract was terminated on March 15, 2006. In August, 2006 the Company issued 140,000 shares at $2.30 per share as settlement of services provided.

In the year ended December 31, 2006 the Company paid $190,000 in corporate development and financing costs and $318,937 in private placement of stock finder’s fees to BG Capital Group Ltd.

In the year ended December 31, 2006 the Company paid $94,246 in dividends on the class B preferred shares held by BG Capital Group Ltd.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

18.	Commitments and contingencies:

(a)	Consulting contracts:

On November 1, 2005, the Company entered into a consulting agreement with a term of five years. The Company issued a warrant to purchase 1,000,000 common shares of the Company at $2.00 per share as consideration. The fair value of the warrant as determined using the Black-Scholes method was $1,904,000. The Company is recognizing the expense related to the agreement over the five year term of the agreement. During the year ended December 31, 2006, the Company expensed $380,800 (2005 - $63,400) and recorded $380,400 as a current prepaid item leaving a balance of $1,079,000 as a long-term prepaid contract.

On June 5, 2006, the Company entered into marketing and consulting agreement with a term of three years. The Company issued options to purchase 1,075,000 common shares of the Company at $1.75 per share as consideration. The fair value of the option as determined using the Black-Scholes method was $2,548,812. The Company is recognizing the expense related to the agreement over the three year term of the agreement. During the year ended December 31, 2006, the Company expensed $907,534.

(b)	Dispute with D. Bruce Horton and Continental Consulting Ltd.:

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of $2,060,000 (CA$2,400,000) plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has recorded an accrual based on its expected costs.

(c)	Ordinary course business proceedings:

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

(d)

With respect to the long-term indebtedness assumed by the purchaser of the private label co-pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be nil.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

19.	Lawsuit settlement (continued):

The litigation which the Company has settled relates to all claims surrounding its subsidiary, Blue Mountain Springs Ltd (Blue Mountain). This litigation commenced in 1997 and involved a claim against the Company and Blue Mountain to repay an outstanding CA$1.75 million debt owed by the Company to the former owners of Blue Mountain. The Company had withheld payment of this debt in order to set off another claim against the Company by a third party for entitlement to shares in Blue Mountain.

The terms of the settlement concluded in the third quarter of 2006 required the Company to issue 624,314 common shares, issue a common share purchase warrant expiring July 14, 2011 for the purchase of a further 100,000 shares at a price of $2.00 per share, transfer 42 acres of residential land in Ontario to a plaintiff, grant a plaintiff the right of first refusal to purchase 4 acres of land with a water source in Ontario, and issue a further approximately 14,000 shares of the Company.

In consideration of the above and the settlement of the litigation the CA$1.75 million debt was extinguished, and the plaintiff assumed a mortgage registered against the 42 acre parcel of land above.

Full provision has been made in these financial statements for the settlement of the litigation, as follows:

Long-term debt extinguished	$1,547
Mortgage assigned to plaintiffs and discharged	155
Fair value of 624,314 shares and warrants issued into	(1,529)
escrow
Fair value of 13,477 shares issued	(45)
Fair value of warrants granted	(303)
Book value of land transferred	(594)
Write-down of receivable	(28)

Loss on settlement of lawsuit	$(797)

The 624,314 shares and the share purchase warrant have been issued into escrow, to be released in scheduled tranches beginning on the earlier of three months from the date the securities are registered by an effective registration statement filed with the US Securities Exchange Commission, or July 29, 2007 (the “First Release Date”), and ending 24 months thereafter. The settlement terms includes a provision that requires the Company to issue additional shares to ensure that the initial 624,314 shares issued into escrow have a value of $1,100,000 (approximately $2.59 per share ) based on the average trading price of the shares for the 10 day period preceding the First Release Date. In the event that there is a shortfall, the Company will be required to issue additional shares at the average trading price above to meet the $1,100,000 value. At the balance sheet date, there were no additional shares issuable.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

20.	Supplementary cash flow information:

	2006	2005	2004

(a) Items not involving cash:
Write-down of distribution rights	$-	$-	$1,536
Loss on sale of assets held for sale	-	-	56
Investment written down	-	28	-
Property, plant and equipment
written down	137	382	721
Amortization of property, plant and
equipment	16	122	130
Gain on sale of investment	(201)	-	-
Services paid in stock	772	-	-
Stock-based compensation	3,310	1,709	23
Stock issued on restructuring	-	448	-
Stock issued to replace short-term
debt	-	-	445
Loss on settlement of lawsuit	797	-	-
Loss on settlement of debt	35	-	-
Interest accretion on convertible
debenture and short-term debt	120	101	68

	$4,986	$2,790	$2,979

(b) Changes in non-cash working capital
balances related to operations:
Accounts receivable, net of lawsuit	$(131)	$(73)	$263
settlement
Inventories	354	(257)	106
Prepaid expenses and other current
assets	270	(156)	(15)
Prepaid contracts	398	(69)	141
Accounts payable and accrued
liabilities	(477)	(1,821)	697
Customer deposits	-	-	(98)

	414	(2,376)	1,094

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

20.	Supplementary cash flow information (continued):

		2006	2005	2004

(c)	Non-cash investing and financing
	activities:
	Conversion of class B preferred
	shares to common shares	$(600)	$-	$-
	Equipment acquired under capital
	lease	15	13	-
	Fair value of warrants issued for
	consulting services	-	1,904	-
	Fair value of common shares issued
	for finders fees	-	639	-
	Fair value of common shares issued
	for restructuring	-	448	-
	Debt converted to preferred shares	-	(1,000)	-
	Fair value of warrants issued for
	private placements	1,173	-	-
	Long-term debt extinguished on
	lawsuit settlement	(1,547)	-	-
	Mortgage assigned on lawsuit
	settlement	(155)	-	-
	Book value of land transferred on
	lawsuit settlement	594	-	-
	Ascribed value of warrants granted
	in lawsuit settlement	303	-	-
	Common shares issued for
	settlement of lawsuit	1,573	-	-
	Settlement of debt paid in stock	573	-	-
	Repayment of short-term debt from
	issuance of stock	(584)	-	-
	Related party liability reclassified to
	short-term debt	-	-	(200)
	Stock options	-	-	523
	Equity component of shares issued
	with short-term debt	-	-	102
	Equity component of warrants issued
	with short-term debt	-	-	6

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

21.	Segmented information:

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

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2006	2005	2004

Sales:
Canada:
Total sales	$1,310	$1,658	$2,063

United States:
Total sales	6,152	7,054	10,283
Sales to other segments	(192)	(326)	(1,942)

Sales to external customers	5,960	6,728	8,341

Other
Sales to external customers	192	326	660

Total sales to external customers	$7,462	$8,712	$11,064

Sales to external customers by product
line:
Carbonated product	$4,997	$6,085	$7,948
Non-carbonated product	2,465	2,627	3,116

	7,462	8,712	11,064

Interest and financing cost on short-term
and long-term debt
Canada	$129	$177	$605
United States	25	44	66

	154	221	671

Amortization:
Canada	$16	$122	$52
United States	-	-	78

	16	122	130

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

21.	Segmented information (continued):

	2006	2005	2004

Loss before income taxes, write-down of
property, plant and equipment and
settlement of lawsuits:
Canada	$(6,254)	$(3,773)	$(1,613)
United States	(1,059)	(1,912)	(1,661)
	(7,313)	(5,685)	(3,274)

Write-down of property, plant and
equipment	(137)	(382)	(721)
Write-down of distribution rights	-	-	(1,536)
Settlement of lawsuits	(797)	-	-

Loss for the year before income taxes	$(8,247)	$(6,067)	$(5,531)

	2006	2005

Assets:
Canada	$8,366	$5,505
United States	699	383
Other	28	28
	9,093	5,916

Assets held for sale:
Canada	-	343

Total assets	$9,093	$6,259

Property, plant and equipment additions:
Canada	$41	$13

With respect to third parties, the Company has two customers (2005 - two customers) that represent more than 10% of sales as noted below. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

	2006	2005

Customer A	30%	24%
Customer B	19%	21%

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

22.	Reconciliation to accounting principles generally accepted in the United States of America:

As disclosed in the summary of significant accounting policies, these consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those principles and practices the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

Under US GAAP, the Company would report its consolidated financial statements as follows:

	2006		2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Consolidated balance sheets	$	$	$	$

Assets:
Current assets	6,861	6,861	2,579	2,579
Non-current assets (note a)	2,232	2,232	3,680	3,874

	9,093	9,093	6,259	6,453

Liabilities:
Bank indebtedness	-	-	361	361
Accounts payable and accrued
liabilities	1,608	1,608	2,094	2,094
Capital lease obligation	8	8	3	3
Short-term debt	-	-	567	567
	1,616	1,616	3,025	3,025

Capital lease obligation	13	13	9	9

Long-term debt (note b)	-	-	1,501	1,501
	1,629	1,629	4,535	4,535

Shareholder’s equity (deficiency):
Capital stock	77,330	77,330	66,756	66,756
Share subscription receivable	-	-	(198)	(198)
Contributed surplus (note b)	8,290	8,574	4,809	5,093
Cumulative translation account	(1,101)	(1,101)	(929)	(929)
Deficit	(77,055)	(77,339)	(68,714)	(68,804)
	7,464	7,464	1,724	1,918

	9,093	9,093	6,259	6,453

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

22.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

	2006	2005	2004

Loss for the year under Canadian GAAP	$(8,247)	$(6,069)	$(5,531)
Difference in interest accretion under US
GAAP (note b)	-	62	60

Loss for the year under US GAAP	(8,247)	(6,007)	(5,471)
Gain on long-term investment (note a)	(195)	195	14
Foreign currency translation adjustments	(4)	(467)	6

Comprehensive loss under US GAAP
(note c)	$(8,446)	$(6,279)	$(5,451)

Basic and diluted loss per share under
US GAAP	$(0.81)	$(1.05)	$(7.03)

Weighted average number of shares
outstanding	10,223,284	5,728,974	775,012

No differences arise between US and Canadian GAAP in the presentation of the cash flow statement.

(a)	Unrealized holding gains (losses):

Under US GAAP, the long-term investments in publicly traded companies would be shown at fair market value. Unrealized holding gains or losses are recorded in other comprehensive income. Under Canadian GAAP, such long-term investments are recorded at cost less any impairment in value that is other than temporary. The difference between the carrying value and the fair market value of these investments was nil at December 31, 2006 (2005 - $195,000; 2004 - $14,000), as the gain was realized during the year ended December 31, 2006.

(b)	Convertible debentures:

During 2002, under US GAAP, the proceeds of $424,000 for the convertible debenture were allocated between the debt and detachable warrants based upon fair value using the Black- Scholes model. The fair value of the warrants, $155,000, and the balance of $269,000 were allocated to the liability component and the beneficial conversion feature.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

22.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

(b)	Convertible debentures (continued):

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

On December 1, 2003, the terms of the convertible debenture were modified; refer to note 13. As a result of the modification and the differences in allocations, as discussed above, a loss on settlement of $104,000 resulted under US GAAP. The discount accreted over the term of the modified debt resulting in an interest recovery of $34,666 in the year ended December 31, 2005 (2004 - $34,000).

(c)	Comprehensive income (loss):

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

(d)	Stock-based compensation:

Effective January 1, 2005, the Company adopted FAS 123, Share-Based Payment, using the modified prospective application transition method. Under this transition method, the fair value basis of accounting for stock based compensation has been applied to all new grants after January 1, 2005, and to prior grants only in the case where the grants awarded are modified, repurchased or cancelled. There are no grants with unearned service life as at the adoption date.

Effective January 1, 2006, the Company adopted FAS 123(R), Share-Based Payment. FAS 123(R) requires the Company to estimate forfeitures of stock-based awards at the time the award is issued. Under Canadian GAAP, the Company accounts for forfeitures as they occur. For the year ended December 31, 2006, this difference did not have a material impact on recognized compensation expense.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

22.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

(d)	Stock-based compensation (continued):

For 2004, had recognized compensation expense for the Company’s stock option plans been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of FAS 123(R), the Company’s loss for the year and loss per share under US GAAP would have been as follows:

2004

Loss in accordance with US GAAP, as reported	$(5,471)
Employee stock option expense	(23)

Proforma loss in accordance with US GAAP	$(5,494)
Proforma loss per share, basic and diluted in accordance with US
GAAP, in dollars	$7.09

Under Canadian GAAP, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 on Stock-Based Compensation and Other Stock-Based Payments, which requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $525,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002.

(e)	Rental paid under operating leases:

US GAAP requires disclosure of the total expense related to rentals paid under operating leases. The total amount included in the operating statements for the years ended December 31, 2006, 2005 and 2004 was $68,751, $215,418, and $217,115 respectively.

(f)	Recent accounting pronouncements:

In February, 2006, the FASB issued FAS 155, Accounting for Certain Hybrid Financial Instruments, effective for FAS 155 amends FAS No. 140, Accounting for transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statements resolves issued addressed in Statement 133 implementation Issue No. D1, Application of Statement 133 to Beneficial Interest in Securitized Financial Assets. The Company does not believe the adoption of FAS 155 will have a material effect on its consolidated financial position or results of operations.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

22.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

(f)	Recent accounting pronouncements (continued):

In March 2006, the FASB issued FAS 156, Accounting for Servicing of Financial Assets - an amendment of FASB 140, effective as of the beginning of our 2007 fiscal year. FAS 156 amends FASB 140, Accounting for Transfer and Servicing Assets and Extinguishment of Liabilities, with respect to the accounting for separately recognized assets and servicing liabilities. The Company does not believe the adoption of FAS 156 will have a material effect on its consolidated financial position or results of operations.

In September 2006, the FASB issued FAS 157, Fair Value Measurements, effective for financial statements for fiscal years beginning after November 15, 2007. FAS 157 defines value, establish a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosure about fair value measurement. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Company does not believe the adoption of FAS 157 will have a material effect on its consolidated financial position or results of operations.

On February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115, effective for financial statements for fiscal years beginning after November 15, 2007. FASB 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company does not believe the adoption of FAS 159 will have a material effect on its consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions including whether to file or not to file a return in a particular jurisdiction. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact, if any, of adopting FIN 48 on our financial position, results of operations and cash flows.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

22.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

(f)	Recent accounting pronouncements (continued):

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires the quantification of misstatements based on their impact to both the balance sheet and the income statement to determine materiality. The guidance provides for a one-time cumulative effect adjustment to correct for misstatements for errors that were not deemed material under the Company’s prior approach but are material under the SAB 108 approach. SAB 108 is effective for the fiscal year ending December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company’s financial position or results of operations.

23.	Restructuring cost:

The restructuring expenses for the year ended December 31, 2006 represent the cost of management contract settlements of $142,000 less a recovery of $30,000 on the settlement of a contract with a computer software supplier. For the year ended December 31, 2005, restructuring cost of $680,000 related to the cost of settling management contracts and a related party lease. All amounts have been paid as at December 31, 2006.

24.	Subsequent events:

(a) Acquisition of DMR Food Corporation:

Subsequent to December 31, 2006, the Company completed the acquisition of DMR Food Corporation operating under the name of Sweet Selection (“DMR”), a leading seller of organic and natural snack foods in Eastern Canada. The Company acquired the shares of DMR for an initial payment of $450,000 (CA$380,000) in cash and 3,000,000 warrants to purchase the Company’s common shares at a purchase price of US$4.00 per share. If a gain of $2,550,000 is not realized by the holder from the sale of the warrant shares within one year of issuing the warrant shares, the Company will pay any shortfall, up to a maximum of $ 2,550,000.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

24.	Subsequent events (continued)::

(b)	Private placement:

Subsequent to December 31, 2006, the Company completed the non-brokered private placement of 1,166,333 common shares issued at $3.00 per share raising a total of $3,499,000. The Company is also issuing to the subscribers, warrants which vest immediately and expire in two years, to purchase 1,166,333 common shares at a purchase price of $3.25 per share. The Company is also paying finders’ fees by issuing warrants, vesting immediately and expiring in two years, to purchase 23,333 common shares at a purchase price of $3.25 and paying cash of US$69,930.

(c)	Conversion of preferred shares:

Subsequent to December 31, 2006, BG Capital converted 1,000,000 class B preferred shares for 4,100,000 common shares and 800,000 Multiple voting shares.

ITEM 19.	EXHIBITS

The following Exhibits are included in this annual report:

EXHIBIT		DESCRIPTION
1.1	(5)	Articles of Clearly Canadian Beverage Corporation, as amended
1.2	(5)	Notice of Articles dated May 31, 2006
4.1	(1)	Preferred Share Purchase Agreement, dated for reference March 28, 2005, between the Company and BG Capital Group Ltd.
4.2	(5)	Private Placement Subscription Agreement, dated December 28, 2005, between the Company and BG Capital Group Ltd.
4.3	(5)	Agreement to Amend Subscription Agreement, dated May 12, 2006, between the Company and BG Capital Group Ltd.
4.4	(2)	1997 Stock Option Plan
4.5	(1)	2005 Stock Option Plan
4.6	(3)	2006 Equity Incentive Plan
4.7	**	Share Purchase Agreement dated May 24, 2007 in connection with the acquisition of My Organic Baby Inc.
4.8	**	Share Purchase Agreement dated February 7, 2007 in connection with the acquisition of DMR Food Corporation
8.1	**	List of Subsidiaries
11.1	(4)	Code of Conduct for Chief Executive and Senior Financial Officers
12.1	**	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	**	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002
13.2	**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002
15.1	**	Independent Auditors’ Consent of KPMG LLP
15.2	**	Independent Auditors’ Consent of UHY LDMB Advisors Inc.

** Filed herewith

(1)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.
(2)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-100743).
(3)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-131713), filed on February 9, 2006.
(4)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 18, 2004.
(5)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 30, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ “Brent Lokash”
Name:	Brent Lokash
Title:	Chief Executive Officer

DATED June 29, 2007