Form 20-F/A
period 2006-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2007-08-03
CIK 808464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

FORM 20-F /A

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

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes [     ]     No [X]

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, originally filed on July 2, 2007 (“Original Report”), solely for the purpose to amend the Independent Auditors’ Consent from KPMG LLP and UHY LDMB Advisors Inc., which were filed as Exhibits 15.1 and 15.2 to the Original Report.

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

ITEM 19.	EXHIBITS

The following Exhibits are included in this annual report:

EXHIBIT		DESCRIPTION
1.1	(5)	Articles of Clearly Canadian Beverage Corporation, as amended
1.2	(5)	Notice of Articles dated May 31, 2006
4.1	(1)	Preferred Share Purchase Agreement, dated for reference March 28, 2005, between the Company and BG Capital Group Ltd.
4.2	(5)	Private Placement Subscription Agreement, dated December 28, 2005, between the Company and BG Capital Group Ltd.
4.3	(5)	Agreement to Amend Subscription Agreement, dated May 12, 2006, between the Company and BG Capital Group Ltd.
4.4	(2)	1997 Stock Option Plan
4.5	(1)	2005 Stock Option Plan
4.6	(3)	2006 Equity Incentive Plan
4.7	(6)	Share Purchase Agreement dated May 24, 2007 in connection with the acquisition of My Organic Baby Inc.
4.8	(6)	Share Purchase Agreement dated February 7, 2007 in connection with the acquisition of DMR Food Corporation
8.1	(6)	List of Subsidiaries
11.1	(4)	Code of Conduct for Chief Executive and Senior Financial Officers
12.1	**	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	**	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	(6)	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002
13.2	(6)	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002
15.1	**	Independent Auditors’ Consent of KPMG LLP
15.2	**	Independent Auditors’ Consent of UHY LDMB Advisors Inc.

** Filed herewith

(1)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.
(2)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-100743).
(3)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-131713), filed on February 9, 2006.
(4)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 18, 2004.
(5)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 30, 2006.
(6)	Previously filed as an exhibit on initial Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ “Brent Lokash”
Name:	Brent Lokash
Title:	Chief Executive Officer

DATED August 1, 2007