Form 20-F/A
period 2006-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2008-01-15
CIK 808464

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

Yes [     ]     No [X]

EXPLANATORY NOTE

We are filing this Amendment No. 2 to our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, originally filed on July 2, 2007 and amended on August 3, 2007, for the purpose of responding to comments made by the Securities and Exchange Commission in a letter dated December 12, 2007.

-i-

GENERAL

In this Annual Report on Form 20-F/A, all references to “Clearly Canadian”, “us”, “we” or the “Company” refer to Clearly Canadian Beverage Corporation, carrying on business as Clearly Canadian Brands, and its subsidiaries and affiliated companies. References to this “Form 20-F/A” and this “Annual Report” mean references to this Annual Report on Form 20-F/A for the year ended December 31, 2006.

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

During 2006, we increased our cash position from $520,000 at December 31, 2005 to $5,267,000 at December 31, 2006, an increase of $4,747,000. This increase is attributable to the following activities:

i)	We completed three private placement equity issuances of an aggregate amount of 2,850,854 of our common shares. These private placements generated a cash increase of $6,108,000 after our costs;

ii)	We raised an additional $1,425,000 in cash from the issuance of 1,337,208 of our common shares upon the exercise of stock options and warrants;

iii)
We received $198,000 in cash from a share subscription that occurred in December, 2005. We used the cash from this financing to pay off our bank loan in an amount of $361,000 and declared and paid dividends on our Class B preferred shares in an amount of $94,246;

iv)
We issued 1,640,000 of our common shares upon the conversion of 400,000 Class B preferred shares prior to December 31, 2006. Our of Class B preferred shares to common shares had no effect on our cash position;

v)	We reduced $1,573,000 of our long term debt without using cash by issuing 637,719 of our common shares under the terms of a lawsuit settlement;

vi)	We reduced $573,000 of our short term debt without using cash by the conversion of our short term debt into our common shares;

vii)	We paid for $773,000 of services without using cash by the issuance of 320,783 of our common shares;

viii)	We realized cash in an amount of $358,000 from the sale of our investment in surplus land and water rights; and

ix)	We realized cash in an amount of $230,000 from our sale of shares of a publicly traded company.

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

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective at a reasonable assurance level.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

During the year ended December 31, 2006, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Segregation of duties is a basic, key internal control and one of the most difficult to achieve in a small company. It is used to ensure that errors or irregularities are prevented or detected on a timely basis by employees in the normal course of business. Due to limited resources, a complete segregation of duties within our operating and accounting groups can not be fully achieved. The result is that we are highly reliant on the qualifications, experience and integrity of our staff and on the performance of mitigating procedures during our financial close processes in order to ensure the financial statements are presented fairly in all material respects. Any changes in the current control process will be dependant upon the growth of our operations and the number of our staff to allow further segregation of duties. Management will continue to review existing mitigating controls and, if appropriate, implement changes to its internal control processes whereby more effective mitigating controls will be adopted.

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

Year ended December 31, 2006 (Amended)

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

For bill and hold transactions, the Company recognizes revenue at the time production is complete and the sale is invoiced to the customer. Revenue is recognized when the following criteria had been met:

(1)	The risk of ownership have passed to the customer
(2)	The customer have made a fixed commitment to purchase the goods in writing
(3)	The customer request that the transaction be on a bill and hold basis
(4)	The customer had a fixed schedule for the delivery of product
(5)	The customer have retained specific performance obligations
(6)	The products have been segregated from the Company’s inventory and are not subject to been used to fill other orders
(7)	The product have been completed and ready for shipment
(8)	The company expect customer to pay under its normal billing and credit term
(9)	The Company does not expect risk of loss due to decline in the market value of goods
(10)	The customer custodial risk are insurable and insured
(11)	There are no exceptions to the customer commitment to accept and pay for the product sold

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

The Company has estimated the fair value of each option on the date of grant using the Black-Scholes Options Pricing model using the following assumptions:

	2006	2005	2004

Risk-free interest rate	4.38% to 5.06%	2.77% to 3.30%	3.00%
Expected life of options	1 to 5 years	5 years	10 years
Expected volatility in the market
price of the shares	107% to 185%	234% to 236%	120.5%
Expected dividend yield	0.0%	0.0%	0.0%
Weighted average grant date
fair value	$1.09	$0.94	$1.94

(b)	Stock based compensation

		2006
	Stock based compensation (see note 15 (a))	$2,426
	Stock based consulting contract expense (see note 18 (a))	907
	Reversal of stock based compensation on warrant
	issued in December, 2005	(23)
		3,310

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

15.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

(c)	Warrants:

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

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

15.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

(d)	Shareholders’ rights plan:

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

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Year ended December 31, 2006

20.	Supplementary cash flow information:

	2006	2005	2004

(a) Items not involving cash:
Write-down of distribution rights	$-	$-	$1,536
Loss on sale of assets held for sale	-	-	56
Investment written down	-	28	-
Property, plant and equipment
written down	137	382	721
Amortization of property, plant and
equipment	16	122	130
Gain on sale of investment	(201)	-	-
Services paid in stock	772	-	-
Stock-based compensation ( see note 15(b))	3,310	1,709	23
Stock issued on restructuring	-	448	-
Stock issued to replace short-term
debt	-	-	445
Loss on settlement of lawsuit	797	-	-
Loss on settlement of debt	35	-	-
Interest accretion on convertible
debenture and short-term debt	120	101	68

	$4,986	$2,790	$2,979

(b) Changes in non-cash working capital
balances related to operations:
Accounts receivable, net of lawsuit	$(131)	$(73)	$263
settlement
Inventories	354	(257)	106
Prepaid expenses and other current
assets	270	(156)	(15)
Prepaid contracts	398	(69)	141
Accounts payable and accrued
liabilities	(477)	(1,821)	697
Customer deposits	-	-	(98)

	414	(2,376)	1,094

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

(c)	Accumulated other comprehensive income (loss):

Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). As of December 31, 2006, the Company’s accumulated other comprehensive income was solely represented by the cumulative translation adjustment of $1,101,000, which is separately shown as separate component of the equity in the balance sheet above.

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

In accordance with SAB Topic 14, the Company presented stock-based compensation as separate line item in consolidated statement of earnings. Under US GAAP, expense related to share-based payment arrangements need to be reported in the same line or lines as cash compensation paid to the same employees. As a result, stock-based compensation will be a part of selling, general and administration expenses amounting to $2,426,000, $1,709,000, and $23,000, in 2006, 2005, and 2004, respectively.

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

ITEM 19.	EXHIBITS

The following Exhibits are included in this annual report:

EXHIBIT		DESCRIPTION
1.1	(5)	Articles of Clearly Canadian Beverage Corporation, as amended
1.2	(5)	Notice of Articles dated May 31, 2006
4.1	(1)	Preferred Share Purchase Agreement, dated for reference March 28, 2005, between the Company and BG Capital Group Ltd.
4.2	(5)	Private Placement Subscription Agreement, dated December 28, 2005, between the Company and BG Capital Group Ltd.
4.3	(5)	Agreement to Amend Subscription Agreement, dated May 12, 2006, between the Company and BG Capital Group Ltd.
4.4	(2)	1997 Stock Option Plan
4.5	(1)	2005 Stock Option Plan
4.6	(3)	2006 Equity Incentive Plan
4.7	(6)	Share Purchase Agreement dated May 24, 2007 in connection with the acquisition of My Organic Baby Inc.
4.8	(6)	Share Purchase Agreement dated February 7, 2007 in connection with the acquisition of DMR Food Corporation
8.1	(6)	List of Subsidiaries
11.1	(4)	Code of Conduct for Chief Executive and Senior Financial Officers
12.1	**	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	**	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	(6)	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002
13.2	(6)	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-0xley Act of 2002
15.1	**	Independent Auditors’ Consent of KPMG LLP
15.2	**	Independent Auditors’ Consent of UHY LDMB Advisors Inc.

** Filed herewith

(1)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.
(2)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-100743).
(3)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-131713), filed on February 9, 2006.
(4)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 18, 2004.
(5)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 30, 2006.
(6)	Previously filed as an exhibit to and incorporated by reference from our original Annual Report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ “Brent Lokash”
Name:	Brent Lokash
Title:	Chief Executive Officer

DATED January 15, 2008