Form 20-F/A
period 2006-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2008-02-19
CIK 808464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
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

Yes [     ]     No [X]

EXPLANATORY NOTE

We are filing this Amendment No. 3 to our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, originally filed on July 2, 2007 and amended on August 3, 2007 and January 15, 2008, for the purpose of responding to comments made by the Securities and Exchange Commission in a letter dated February 1, 2008.

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

Operating Activities:

Cash and cash equivalents were approximately 5,267,000 as of December 31, 2006 compared to approximately $520,000 as of December 31, 2005. The increases in cash were mainly due to the private placements that occurred in 2006.

Net cash from operating activities was a deficit of approximately of $2,847,000 as of December 31, 2006 compared to deficit of $5,656,000 as of December 31, 2005, due to the loss for the year ended December 31, 2006 of $8,247,000 ( December 31, 2005 - $6,069,000). This loss was offset by the add back of non cash working capital balances related to operations of $414,000 (December 31, 2005 - $2,376,000 cash used) and non cash items such as depreciation and amortization of $16,000 (December 31, 2005 - $122,000), stock based compensation expenses of $3,310,000 (December 31, 2005 - $1,709,000), loss on settlement of debt of $37,000 (December 31, 2005 – nil), loss on settlement of lawsuits by issuing shares of $797,000 (December 31, 2005 – nil), issued shares as payment for services of $772,000 (December 31, 2005 – nil) and write down on property plant and equipment of $137,000 (December 31, 2005 - $382,000).

Financing Activities:

Financing activities generated $7,276,000 for the year ended December 31, 2006 compared to $5,776,000 for December 31, 2005. These financing activities consisted of:

  Three private placement equity issuances of an aggregate amount of 2,850,854 of our common shares. These private placements generated a cash increase of $6,108,000 after our costs;

  Additional $1,425,000 in cash from the issuance of 1,337,208 of our common shares upon the exercise of stock options and warrants;

  $198,000 in cash from a share subscription that occurred in December, 2005.

The increase in financing activities for the year ended December 31, 2006 compared to December 31, 2005, was primarily attributable to the fact that we did not have to pay any short or long term debt. These debts were all paid from the financing activities for the year ended December 31, 2005.

We used the cash as of December 31, 2006 from the financing to pay off our bank loan in an amount of $361,000 and declared and paid dividends on our Class B preferred shares in an amount of $94,246, compared to borrowing from our bank of $89,000 and no stock dividend as of December 31, 2005.

We issued 1,640,000 of our common shares upon the conversion of 400,000 Class B preferred shares prior to December 31, 2006. The conversion of Class B preferred shares to common shares had no effect on our cash position.

Investing Activities

Investing activities generated $547,000 for the year ended December 31, 2006 compared to nil for December 31, 2005. These investing activities consisted of:

  $358,000 from the sale of our investment in surplus land and water rights; and

  $230,000 from our sale of shares of a publicly traded company.

As of December 31, 2006, we had working capital of approximately $5,232,000 compared to working capital of approximately ($1,956,000). There are material changes in working capital from December 31, 2005 mainly attributable to financing activities in 2006.

We continue to operate at a loss and are currently utilizing approximately $300,000 of our cash reserves per month to sustain operations. We are continuing to evaluate various marketing initiatives and the potential of acquiring shelf space at national retailers. Should we decide to make investments of this nature we will be required to draw down our cash reserves accordingly unless additional equity can be raised. We have no significant other potential sources of financing such as term debt facilities available to us at this time. We expect the cash as result of the financing will provide sufficient liquidity to meet our cash requirements for the next twelve months.

At December 31, 2006 we had no material debt other than normal accounts payable to suppliers and service providers totaling $1,629,000.

We have no interest bearing debt at December 31, 2006 or off balance sheet arrangement.

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

DATED February 15, 2008