Form 20-F
period 2007-12-31
CLEARLY CANADIAN BEVERAGE CORP
filed 2008-06-30
CIK 808464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

220 Viceroy Road, Units 11/12
Vaughn, Ontario, Canada L4K 3C2
(Address of principal executive offices)

David Reingold
(905) 761-0597 220
Viceroy Road, Units 11/12
Vaughn, Ontario, Canada L4K 3C2
(Name, telephone, e-mail or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2007: 23,468,087 Common Shares

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes          [   ]               No                [X]

If this report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes          [   ]               No                [X]

Indicate by check mark whether registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes          [X]               No                [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  [   ]          Accelerated filer   [   ]        Non-accelerated filer   [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements including in this filing:
U.S. GAAP        [   ]
International Financial Reporting Standards as issued by the International Accounting Standards
Board                 [   ]
Other                  [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17  [   ]                Item 18         [X]

If this report is an annual report, indicated by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).
Yes          [   ]               No                [X]

-i-

GENERAL

In this Annual Report on Form 20-F, all references to “Clearly Canadian”, “us”, “we” or the “Company” refer to Clearly Canadian Beverage Corporation, carrying on business as Clearly Canadian Brands, and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended December 31, 2007.

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

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

A. SELECTED FINANCIAL DATA

Annual Information

The following selected financial data has been derived from our audited consolidated financial statements. This financial data is in U.S. dollars, unless otherwise indicated, and is presented in accordance with Canadian GAAP and U.S. GAAP, as indicated. This information should be read in conjunction with, and qualified by reference to, our financial statements included in Item 18 of this Annual Report, as well as “Item 5. Operating and Financial Review and Prospects.” We also included, as note 19 to the audited financial statements, a U.S. GAAP reconciliation that describes the principal differences between Canadian GAAP and U.S. GAAP as they relate to the financial statements.

Statement of Operations Data:

	Year Ended December 31,
(in U.S. dollars, except number of shares)	2007	2006	2005	2004	2003

Canadian GAAP

Total revenues	$10,263,000	$7,462,000	$8,712,000	$11,064,000	$13,270,000

Gross profit	1,411,000	1,785,000	2,363,000	3,016,000	3,310,000

Net loss from continuing operations	(12,796,000)	(8,247,000)	(6,069,000)	(5,531,000)	(3,713,000)

Net loss	(11,639,000)	(8,247,000)	(6,069,000)	(5,531,000)	(3,713,000)

Net loss per share (basic) from continued operations (1)	(0.63)	(0.82)	(1.06)	(7.14)	(5.48)

Net loss per share (diluted) from continued operations (1)	(0.63)	(0.82)	(1.06)	(7.14)	(5.48)

Net loss per share (basic)(1)	(0.63)	(0.82)	(1.06)	(7.14)	(5.48)

Net loss per share (diluted)(1)	(0.63)	(0.82)	(1.06)	(7.14)	(5.48)

	Year Ended December 31,
(in U.S. dollars, except number of shares)	2007	2006	2005	2004	2003

U.S. GAAP

Net loss under US GAAP	(14,229,000)	$(8,247,000)	$(6,007,000)	$(5,471,000)	$(4,046,000)

Net loss per share (basic) (1)	(0.70)	(0.81)	(1.05)	(7.03)	(5.97)

Net loss per share (diluted) (1)	(0.70)	(0.81)	(1.05)	(7.03)	(5.97)

(1)

Based on weighted average shares outstanding. For accounting purposes, there were 23,430,787 shares of our common stock outstanding as of December 31, 2007 (not including 37,300 shares owned by us, as previously acquired under normal course issuer bids).

Balance Sheet Data:

	As of December 31,
(in U.S. dollars, except number of shares)	2007	2006	2005	2004	2003

Canadian GAAP

Total assets	$22,178,000	$9,093,000	$6,259,000	$4,181,000	$7,356,000

Short-term liabilities	4,358,000	1,616,000	3,025,000	5,739,000	4,432,000

Long-term liabilities	5,597,000	-	1,501,000	1,957,000	1,799,000

Shareholders’ Equity:

Shareholders’ Equity (Deficit)	12,223,000	7,464,000	1,724,000	(3,515,000)	1,125,000

Capital Stock	84,047,000	77,330,000	66,756,000	60,072,000	58,757,000

Number of shares issued (1)	23,468,087	13,917,153	6,901,652	1,033,868	716,868

Number of shares outstanding (1)	23,430,787	13,879,853	6,864,352	996,568	679,568

Cash dividends declared per share	--	--	--	--	--

U.S. GAAP

Total assets	21,319,000	9,093,000	6,453,000	4,195,000	7,356,000

Short-term liabilities	4,358,000	1,616,000	3,025,000	5,739,000	4,432,000

Long term liabilities	8,811,000	-	1,501,000	1,878,000	1,786,000

Shareholders’ Equity (Deficit):

Net Equity (Deficit)	8,150,000	7,464,000	1,918,000	(3,422,000)	1,138,000

Capital Stock	84,047,000	77,330,000	66,756,000	59,883,000	59,041,000

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

At Year End December 31	2007	2006	2005	2004	2003

End ($)	1.0120	0.8581	0.8577	0.8308	0.7738

Average ($)	0.9311	0.8816	0.8255	0.7683	0.7135
High ($)	1.0907	0.9013	0.8751	0.8493	0.7738
Low ($)	0.8437	0.8640	0.7853	0.7159	0.6349

The following table sets forth the high and low exchange rates for the conversion of one Canadian dollar into U.S. dollars for each of the last 6 months.

	Thru	May	April	March	February	January
	June 17, 2008	2008	2008	2008	2008	2008

High for the month ($)	0.9989	1.0063	0.9979	1.0162	1.0291	1.0095

Low for the month ($)	0.9726	0.98164	0.9739	0.9732	0.9815	0.9714

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on June 17, 2008 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $0.9803 (US $1.00 = CDN $1.0201) .

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

Risks Related to Our Business

There is a risk to our operating as a going-concern. If we cannot fund our operations and/or liabilities from revenues or financing efforts, we may have to change our business plan, significantly reduce or suspend our operations, sell or merge our business

Our financial statements have been prepared on the assumption that we are a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business; however, certain events and conditions cast substantial doubt on this assumption. For the year ended December 31, 2007, we had a loss of $12,796,000 and had working capital of $7,625,000, an accumulated deficit of $89,913,000 and shareholders equity of $12,223,000 at year end. For the year ended December 31, 2006, we had a loss of $8,247,000 for the year ended December 31, 2006 and had a working capital of $5,245,000, an accumulated deficit of $77,055,000 and a shareholders’ equity of $7,464,000 at year-end. Operations for the years ended December 31, 2007 and December 31, 2006 have been funded primarily from the issuance of capital stock and the continued support of creditors.

Management has continued to take steps to try to improve our financial results and cash flows. These steps include liquidation of non-core investments and pursuing equity financing to fund working capital requirements. Since January 2007, we have raised approximately $13,690,000 of debt and equity financing to fund working capital requirements. Nonetheless, we may need to seek additional sources of debt and/or equity financing in the future to fund our operations, liabilities and working capital requirements.

The auditors' report attached to the consolidated financial statements for the year ended December 31, 2007, which is included in this Form 20-F, includes an explanatory paragraph that states that as we have suffered recurring losses from operations, substantial doubt exists about our ability to continue as a going concern. The audited consolidated financial statements included with this Form 20-F do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern.

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

We have a history of operating losses which are likely to continue unless we significantly increase sales volume and maintain fixed and variable costs

We incurred a net loss of $12,796,000 for the year ended December 31, 2007 compared to net loss for the year ended December 31, 2006 of $8,247,000 (including write downs of property, plant and equipment of $Nil and $137,000, respectively). Operating losses (gross profit less selling, general and administrative expenses) were $13,117,000 for the year ended December 31, 2007 compared to $7,392,000 for the year ended December 31, 2006. We will likely incur additional losses for fiscal 2008.

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

Dependence on key management employees

Our business is dependent upon the continued support of existing senior management, including our Chief Executive Officer, Robert Genovese, and our President, David Reingold. Mr. Genovese was appointed as our Chief Executive Officer on February 26, 2008. Mr. Reingold was appointed our President on May 29, 2007. We do not maintain key person insurance on the lives of either Mr. Genovese or Mr. Reingold. The loss of Mr. Genovese or Mr. Reingold, or any other key members of our existing management team, could adversely affect our business and prospects.

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

Our future operating results are subject to a number of uncertainties

Our future operating results are subject to a number of uncertainties, including our ability to market our products and to develop and introduce new products, our ability to penetrate new markets, the marketing efforts of distributors and retailers of our products, most of which also distribute or sell products that are competitive with our products, the number, quantity and marketing forces behind products introduced by competitors and laws and regulations and any changes thereto, especially those that may affect the way in which our products are marketed and produced, as well as laws or regulations that are enforceable by such regulatory authorities as the Canadian Food Inspection Agency and the U.S. Food and Drug Administration.

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

Our directors, officers, promoters and other members of management may serve as directors, officers, promoters and other members of management of other companies, therefore it is possible that a conflict of interest may arise

Certain of our directors, officers, and other members of management, including Bobby Genovese, David Reingold and George Reznik, presently serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of Clearly Canadian and their duties as a director, officer, promoter or member of management of such other companies.

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

  identify suitable acquisition candidates;
  negotiate identified acquisitions on terms acceptable to us; or
  integrate acquisitions that we complete.

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

  integrating an acquired brand’s distribution channels with our own;
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

There is no assurance that the volume of sales to any of our distributors will match or exceed the volume of sales which in the past was generated by these customers and lower sales to these customers may have an adverse impact on our sales and results of operations.

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

The profitability of our operations is dependent on our ability to manage our inventory

Our profit margins depend on our ability to manage our inventory efficiently. A number of factors, such as changes in customers’ inventory levels, access to shelf space and changes in consumer preferences, may lengthen the number of days we carry certain inventories, hence impeding our effort to manage our inventory efficiently.

Risks Related to our Capital Stock

BG Capital Group beneficially owns a majority of the voting power and effectively controls our company, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders

As of June 17, 2008, BG Capital Group Ltd. is the holder of 2,673,651 of our common shares and warrants to acquire an additional 4,000,000 common shares at a price of $1.25 per share. In the event BG Capital exercised all of its rights to acquire stock on the exercise of its outstanding warrants, as of June 17, 2008, it would own approximately 24.1% of our common shares. Based on 23,716,878 common shares issued and outstanding as of June 17, 2008, the number of votes accruing by formula to each Variable Multiple Voting Share is approximately 39,783,340, for a total of 62.7% votes. The ownership of the Variable Multiple Voting Shares has the effect of increasing BG Capital’s outstanding voting power further. Accordingly, this single shareholder can influence the outcome of shareholder votes, involving the election of directors, the adoption or amendment of provisions in our articles of association and the approval of mergers or other similar transactions, such as a sale of substantially all of our assets. Such control by BG Capital could have the effect of delaying, deferring or preventing a change in control of our Company.

In addition, we have a shareholders’ rights plan and super majority approval requirements, each of which may prevent or delay a change of control.

Future financings and exercise of the outstanding options and warrants could result in significant dilution to our shareholders

During 2007, we completed several private placements, resulting in the issuance of common and preferred shares and common share warrants. We also completed a Senior Convertible Note financing resulting in the issuance of $9,360,000 in Senior Convertible Notes and 4,517,162 warrants to purchase common shares. The material terms of and additional risks relating to our Senior Convertible Note financing are discussed in further detail throughout this annual report.

We may need to seek additional sources of debt or equity financings in the future to fund our operations and working capital requirements. As we issue stock or convertible securities in the future, including for any future financing, those issuances would also dilute our shareholders. If additional funds are raised through the issuance of equity or convertible debt securities, the newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. If additional shares are issued or if we acquire other businesses through the sale of equity securities, our shareholders will be diluted.

In addition, we have reserved, in aggregate, 1,750,000 common shares for issuance upon exercise of options under our 2005 Stock Option Plan, and 10,000,000 common shares for issuance upon exercise of options or other stock-based awards under our 2006 Equity Incentive Plan. As of June 17, 2008, we have also issued warrants to purchase up to 11,193,495 shares at exercise prices ranging from $1.25 to $3.25 per share. The issuance of shares under either of our stock plans or upon exercise of any of the outstanding stock purchase warrants will also dilute our shareholders.

Our shares have experienced significant price volatility and continued volatility may adversely affect the price of our common shares

Our common share price has experienced significant price volatility, with trading prices on the OTC Bulletin Board ranging from $2.50 (high) to $1.10 (low) during the year ended December 31, 2005, from $4.41 (high) to $2.05 (low) during the year ended December 31, 2006 ,from $3.18 (high) to $0.40 (low) during the period from January 1, 2007 to December 31, 2007, and from $1.26 (high) to $0.47 (low) during the period from January 1, 2008 to June 16, 2008. There are many reasons for fluctuations in trading, including announcements of developments related to our business, fluctuations in operating results, failure to meet investor expectations, general conditions in the beverage industry and the worldwide economy, announcements of innovations, new products or product enhancements by us or our competitors, acquisitions and divestitures, changes in governmental regulations, developments in licensing arrangements and changes in relationships with trade partners and suppliers. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of our common shares.

Trading on the OTC Bulletin Board may be volatile and sporadic, which could depress the market price of the common stock and make it difficult for shareholders to resell their shares

Our common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national securities exchange. Accordingly, an investor in our common stock may have difficulty reselling his or her shares.

Because our common stock is considered a “penny stock,” our shareholders’ ability to sell or buy shares in the secondary trading market may be limited

Our common stock is subject to certain rules and regulations relating to “penny stock.” A “penny stock” is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on a national securities exchange. Being a penny stock generally means that any broker who wants to trade in our shares (other than with established clients and certain institutional investors) must comply with certain “sales practice requirements,” including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a “penny stock,” which steps include:

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

As a result, for as long as our common stock is subject to these penny stock rules, our shareholders may have difficulty in selling their shares in the secondary trading market. In addition, prices for shares of our common stock may be lower than might otherwise prevail if our common stock were traded on a national securities exchange, like the New York Stock Exchange, NASDAQ Stock Market or American Stock Exchange. This lack of liquidity may also make it more difficult for us to raise capital in the future through the sale of equity securities.

Risks Related to our Senior Convertible Notes and Acquisition Notes (collectively, the “Notes”)

If an event of default occurs on the Notes our debt holders may require repayment of the debt which could have a material adverse effect on our business and operations.

On September 26, 2007, we closed on our Senior Convertible Note financings and restructured our obligations to the sellers of My Organic Baby, Inc. and DMR Food Corporation, for which we issued Notes in principal amount totalling $11.8 million. In the event that an event of default occurs under the terms of the Notes, each debt holder may require us to pay the greater of (i) 125% of the principal amount and any additional amounts owing under the Notes or (ii) 125% of the value of the common shares issuable upon conversion of the principal amount and any additional amounts owing under the Notes, as determined by the highest selling price of our common shares on or around the event of default.

The cash required to pay such accelerated amounts on the Notes following an event of default would most likely come out of our working capital. As we rely on our working capital for our day to day operations, such a default could have a material adverse effect on our business, operating results, or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. In addition, upon an event of default, the holders of Notes may exercise any additional other remedies available to them. If we were forced to file for bankruptcy or cease operations, shareholders may not receive any proceeds from disposition of our assets and may lose their entire investment in our stock.

Our obligations under the Notes may adversely affect our ability to enter into significant transactions with other parties and take certain actions related to our business.

As a result of the issuance of the Notes, we agreed to certain restrictions and conditions with respect to significant transactions with third parties. Unless we obtain the consent of 70% of the aggregate principal amount of the outstanding Notes, we may not enter into a significant business transaction, such as a merger, sale of assets, a transaction in which a third party obtains voting control, or a material reorganization. Moreover, we may only enter into a significant transaction with a publicly traded corporation that is listed on a U.S. securities exchange and that agrees to assume all Notes. In connection with a significant transaction, each debt holder can require us to redeem a Note greater of (i) 130% of the outstanding principal balance and any additional amounts owing under the notes or (ii) 125% of an amount determined by multiplying the outstanding principal balance and any additional amounts owing under the Notes by a ratio of the consideration price paid per common share in the transaction to the conversion price of the Notes.

Additionally, for so long as any Notes are outstanding, we may not be able take certain actions related to the operation of our business, including the following:

  create, incur, assume or guarantee any debt (except as expressly permitted under the Notes);
  mortgage or encumber our assets (except as expressly permitted under the Notes); or
  redeem or pay any dividends on our common shares;

These provisions could have the practical effect of increasing the costs of any potential significant transaction, and restrict our ability to enter into any such transaction and our ability to operate aspects of our business.

The Notes provide full ratchet anti-dilution provisions that could further dilute the ownership of our shareholders.

The initial conversion price of the Notes is $2.33 per share. The number of shares to be issued upon conversion of the Notes will depend on the actual dollar amount of principal and interest being converted. We also issued 4,517,162 warrants to purchase our common shares. Of the warrants, the warrants designated as Series E Warrants and Lane Warrants are exercisable at an initial exercise price of $2.33 per common share and the warrants designated as Series F Warrants are exercisable at an initial exercise price of $2.56 per common share. The conversion of the Notes and the exercise of the Series E and Series F Warrants and Lane Warrants will dilute our shareholders.

Each Note and Warrant carries a full ratchet anti-dilution provision. If we issue any convertible or equity securities at any time in the future (subject to certain exceptions including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the applicable conversion price or exercise price, then the conversion price and exercise price will be automatically adjusted down to that lesser price. Any such adjustment will further dilute our shareholders.

We are currently involved in negotiations with the holders of the Notes as to whether the full-ratchet anti-dilution provision has been triggered and whether we are obligated to adjust the conversion price of the Notes and the exercise price of the Series E Warrants, Series F Warrants and Lane Warrants. If the conversion price is adjusted, this will result in a significant additional number of shares issuable upon conversion of the Notes and upon exercise of the Warrants, which will further dilute our shareholders.

ITEM 4.               INFORMATION ON THE COMPANY

A.        HISTORY AND DEVELOPMENT OF THE COMPANY

Name and Incorporation

Clearly Canadian Beverage Corporation is a British Columbia corporation, governed by the Business Corporations Act of British Columbia.

We were incorporated under the name Cambridge Development Corporation on March 18, 1981; we subsequently changed our name to Bridgewest Development Corporation on October 28, 1983, to BDC Industries Corp. on November 15, 1984 and to the Jolt Beverage Company, Ltd. on September 3, 1986. On December 14, 1987, the Jolt Beverage Company, Ltd. amalgamated with Interbev Packaging Corp. and Brewmaster Systems Ltd. and on May 13, 1988, we changed our name to International Beverage Corporation. We finally changed our name to Clearly Canadian Beverage Corporation on May 14, 1990. We registered the trade name, Clearly Canadian Brands, in British Columbia on June 5, 2007 and we currently carry on business as Clearly Canadian Brands.

Our corporate head office is presently located at 220 Viceroy Road, Units 11/12, Vaughn, Ontario, Canada L4K 3C2 (telephone no: 905-761-0597) and our registered office is located at Suite 1780, 400 Burrard Street, Vancouver, BC V6C 3A6. We do not have an agent in the U.S.

Material Events

In fiscal 2007, we completed the following material transactions:

Convertible Note Financing

On September 26, 2007, we completed a $9.36 million senior debt financing (the “Financing”) from institutional investors through the sale of senior convertible notes (the “Senior Convertible Notes”) and the issuance of five-year share purchase warrants to purchase 4,017,162 common shares (the “Series E Warrants” and the “Series F Warrants”). The 2,008,581 Series E Warrants are exercisable at an initial exercise price of $2.33 per share (subject to future adjustment) and the 2,008,581 Series F warrants are exercisable at an initial exercise price of $2.56 per share (subject to future adjustment).

We received net proceeds from the Financing of approximately $9 million, after payment of a 4% fee paid to Lane Capital Markets as placement agent in the Financing. In addition, we issued to Lane Capital Markets 500,000 share purchase warrants exercisable at an initial exercise price of $2.33 per share on the same terms as the Series E Warrants (the “Lane Warrants”).

The primary features of the Senior Convertible Notes are (i) interest at 9% per annum for years 1-3 and at 18% per annum for years 4 and after, payable monthly in cash or, subject to volume and ownership limitations and in our discretion, common shares based on a 10% discount to the then-market price, (ii) convertible at any time by the holders at the conversion price (initially $2.33 per share, subject to future adjustment), (iii) during years one and two, provided the market price of our common shares is double the conversion price, we can, subject to volume and ownership limitations, call the Senior Convertible Notes (iv) in year three and beyond, we can, subject to volume and ownership limitations, force conversion of the Senior Convertible Notes at the lower of the initial conversion price or at a 15% discount to the then-market price and so long as we are converting the Senior Convertible Notes, the interest rate remains at 9% and (v) in year 4 and beyond the Senior Convertible Notes can be called by the note holders.

In addition, the Senior Convertible Notes, and the Series E Warrants, Series F Warrants and the Lane Warrants, carry a full ratchet anti-dilution provision. If we issue any convertible or equity securities at any time in the future (subject to certain exceptions including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the applicable conversion price or exercise price, then the conversion price and exercise price will be automatically adjusted down to that lesser price. Any such adjustment will further dilute our shareholders.

We are currently involved in a dispute with the note holders in our Senior Convertible Note financing, which we are attempting to resolve. On January 28, 2008, we issued shares as payment of interest on the Notes to the sellers of DMR Food Corporation and My Organic Baby, Inc. at a value of $0.46 per share. Subsequently, on February 1, 2008, one of the note holders notified us that it believes such issuance of shares triggered the full-ratchet anti-dilution provisions on its Senior Convertible Note and the Series E and Series F Warrants, requiring adjustment of the conversion price of the Notes and the exercise price of the Series E and Series F Warrants to $0.46 per share. On February 4, 2008, the note holder tendered to us a conversion notice for $15,000 of its Note, at a conversion price of $0.46 per share. We disagree with the note holders that the full-ratchet anti-dilution provision has been triggered and we have rejected the conversion notice.

In the event that the full-ratchet anti-dilution provision is determined to have been triggered, this will result in a significant additional number of shares issuable upon conversion of the Senior Convertible Notes and upon exercise of the Warrants, and our existing shareholders will be diluted.

Pursuant to the terms of a Registration Rights Agreement with the holders of Senior Convertible Notes, we were required to use our best efforts to file a registration statement registering the common shares underlying the Senior Convertible Notes and to have that registration statement declared effective by the Securities and Exchange Commission on or before the January 23, 2008. The registration statement was not declared effective by January 23, 2008 (the “Effectiveness Failure”), and as of June 17, 2008, it has not been declared effective. As a result of that Effectiveness Failure, we are obligated to pay liquidated damages in cash to the note holders. The amount of liquidated damages for the Effectiveness Failure is calculated as follows: (A) $187,200 (2% of the aggregate purchase price paid for the Senior Convertible Notes and Warrants) payable on the day of an Effectiveness Failure and on the 30th day after the day of an Effectiveness Failure; (B) $93,600 (1% of the aggregate purchase price paid for the Senior Convertible Notes and Warrants) payable on every 30th day following the 31st first day following such Effectiveness Failure (pro-rated for periods totalling less than 30 days) until such Effectiveness Failure is cured. These liquidated damages payments bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full. We are currently in default of our obligations to pay these liquidated damages. Although we paid in full the initial required liquidated damage payment on January 23, 2008, we have not paid and have been accruing additional liquidated damages.

We are currently in negotiations with the holders of the Senior Convertible Notes to enter into a comprehensive agreement to resolve our dispute with respect to the anti-dilution adjustment and our default with respect to the liquidated damages payments.

Acquisitions

On May 24, 2007, we acquired all of the outstanding shares of My Organic Baby Inc. (“MOB”), which markets Canada’s first full nationwide line of organic baby food. On September 25, 2007, we agreed with MOB to restructure the consideration owing to the MOB sellers pursuant to the share purchase agreement. As restructured, the consideration for the acquisition consisted of $2,676,470 CDN in cash, 215,000 common shares (provided, that we agreed that if a gain of $600,000 CDN is not realized from a sale of these shares by March 18, 2009, we will pay any shortfall) and convertible notes in the amount of $1,564,082 on terms comparable to the Senior Convertible Notes. Our consolidated financial statements for the second quarter of 2007 included the results of operations of MOB beginning on May 24, 2007.

On February 7, 2007, we acquired all of the outstanding shares of DMR Food Corporation (“DMR”), a leading packager and marketer of natural and organic snack foods in Canada. On September 25, 2007, we also agreed with DMR to restructure the consideration owing to the DMR sellers pursuant to the share purchase agreement. As restructured, the consideration for the acquisition consisted of $1,323,530 CDN in cash, the equivalent of $450,000 CDN in common shares issued on August 13, 2007 (provided that we agreed that if a gain of $450,000 CDN is not realized from a sale of these shares by March 18, 2009 we will pay any shortfall) and convertible notes in the amount of $725,689 on terms comparable to the Senior Convertible Notes. Our consolidated financial statements for the first quarter of 2007 include the results of operations of DMR beginning on February 7, 2007.

The features of the convertible notes issued to the MOB and DMR sellers as described above are comparable to the Senior Convertible Notes.

On September 25, 2007, we entered into a Securities Purchase Agreement to restructure the consideration payable to the MOB and DMR sellers resulted in elimination of some of our original obligations to MOB and DMR. The original liabilities in connection with the DMR acquisition related to our obligation to pay any shortfall if the sellers did not realize a gain of $2,100,000 CDN from the exercise and sale of our common shares issuable under 3,000,000 warrants received by the sellers. The original liabilities in connection with the MOB acquisition related to our obligation to pay any shortfall if the sellers did not realize a gain of $4,350,000 CDN from the exercise and sale of common shares issuable under 3,750,000 warrants received by the sellers and 215,000 shares. These liabilities were restructured by (i) the DMR and MOB sellers surrendering for cancellation the said warrants and shares, (ii) us paying to the sellers $4 million CDN in cash, (iii) us issuing the Convertible Notes to the sellers in the amount of $2,450,000 CDN on terms comparable to the Senior Convertible Notes, and (iv) us agreeing to a reset, 18 months from the closing of the Senior Convertible Note financing, on 370,279 common shares owned by the sellers. In addition, the sellers have agreed not to sell any common shares they own, other than interest shares in connection with each of their Acquisition Notes, for one year from the closing of the Senior Convertible Note financing.

Additional Financings

In 2007, we completed three private placement equity sales totalling 1,166,333 shares, which cumulatively raised $3,499,000. Additionally, we raised $1,260,806 in cash by issuing of 792,946 shares on the exercise of stock options and warrants. We issued an additional 6,560,000 common shares on the conversion of our remaining Class B Preferred shares throughout 2007, for which we did not receive any cash proceeds.

Capital Expenditures

A discussion of our principal capital expenditures over the last three years may be found under “Results of Operations” in Item 5. A description of the principal capital expenditures, if any, currently in progress or planned for the coming year may be found in “Item 4 – Business Overview” below in this Annual Report.

B.        BUSINESS OVERVIEW

Clearly Canadian Beverage Corporation markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed primarily in the United States and Canada. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Clearly Canadian’s acquisition of DMR Food Corporation and My Organic Baby Inc. marked our debut into organic and natural products and organic baby food, with a wide range of dried fruit and nut snacks offerings from SunRridge Farms, Naturalife, Sweet Selections, Simply by Nature, Glengrove Organics brands, and wide range of organic baby products for toddlers under the name My Organic Toddler and My Organic Baby. We believe that the health focussed nature of our beverage, baby products and snack product lines complement each other and will provide opportunities for synergy in marketing and distribution in the future.

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

In 2006, we repackaged and reformulated our sparkling flavoured water product lines and developed and introduced a new line of non-carbonated, functional beverages under the name Clearly Canadian Natural Enhanced Waters. We continue to develop beverage product extensions in an attempt to reverse the decline in our beverage sales and market share. To improve brand awareness of our products we have also obtained the right to utilize the name and likeness of Steve Nash, a two-time National Basketball Association MVP .

In addition to the rollout of our repackaged and reformulated sparkling, flavoured waters and our new Natural Enhanced Waters, we have, since the beginning of 2007, been transitioning our beverage distribution system from reliance on one large distribution network to a network consisting of a multitude of distributors who are independent of any major soft drink company. We are continuing to evaluate the potential to improve the exposure of our product at the retail level by investing in shelf placement fees with selected national retailers. While we believe all of these initiatives will result in renewed growth in our beverage business, it is still too early to make any trend assessment with respect to sales.

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

In fiscal 2006, sale of our beverage products represented 100% of our total product revenues and in fiscal 2007, sales of our beverage products represented 52.7% of our total product revenues. However, we anticipate this percentage to diminish to approximately 16.7% of our revenue in fiscal year 2008 with the addition of our organic baby food and dried fruit and nut products, both of which we acquired in 2007.

Organic Baby Food

We market over 40 different certified organic baby food products under the brand name My Organic Baby. These products, which we develop, cover the full range of baby foods including, biscuits, juice, formula, cereal and baby food in jars. We are currently the only company in Canada offering every type of baby food product in a certified organic format.

Dried Fruit and Nut Snacks

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

Prior Products

During the past four years, we have marketed Clearly Canadian® sparkling flavored waters in a 14 oz. proprietary glass bottle, Clearly Canadian O+2® oxygen enhanced water in a stock, 20 oz. PET bottle, and our oxygen enhanced water which we have co-packed for a private label customer. In 2006, we launched a reformulated and redesigned version of our sparkling flavoured waters. These changes included a new package design that trades on the Clearly Canadian® brand’s established history and reformulated flavours that include the product’s original, full flavours and new zero calories flavors. In 2007, we discontinued the Clearly Canadian O+2® oxygen enhanced waters due to diminishing sales and introduced Clearly Canadian® Natural Enhanced Waters as a natural and organic entry into the rapidly growing enhanced water category.

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

In 2007, we discontinued our relationship withDr. Pepper/Seven Up Bottling Group based in Dallas, Texas, which previously covered the majority of states in the Mid West, South Central and South West of the United States and accounted for over 20% of our U.S. sales of Clearly Canadian® beverage products, in an attempt to diversify our distribution network to align ourselves with distribution companies that are not affiliated with traditional soft drink beverage companies. Since these efforts began, we have signed several significant independent distributors in key markets such as New York and Los Angeles and we have ongoing resources devoted to expanding our network of beverage distributors. In Canada, our principal selling arrangement for beverages is through Acosta Canada, which is a large food and beverage broker providing a full range of selling and merchandising services. With respect to distribution of our beverage products in countries other than the U.S. and Canada, we have distribution arrangements with various distribution groups in the Caribbean, Turkey, Korea, Indonesia, and other countries. During the 2007 fiscal year, the largest markets for our products were the United States (approximately 37.4% of total sales), Canada (approximately 61.6% of total sales) and International (1.0%) .

Our customer base for our organic baby food and dried fruit and nut snack products consists principally of natural food distributors, including Tree of Life, the largest such distributor in Canada which also focuses heavily on mainstream retailers. Recently, growth of natural and organic foods has shifted from the natural food channel to the grocery channels as mainstream grocery distributors and retailers provide these products to meet consumer demand and awareness. Three of our distributors account for over 50% of sales of our organic baby food and dried fruit and nut snack products. We currently only sell these products in Canada.

Marketing

We use a mix of trade, retail and consumer advertising to promote our products, including retail listing fees, in store promotions, distribution drive incentives and for our My Organic Baby brand we are utilizing mass print advertising. For many of our products, we are at a stage where our marketing activities in certain regions and categories require us to spend greater than our profitability, however, in those situations we have determined that the investment is necessary to gain market share. We also expect to gain consumer exposure through the significant role our beverage products are playing in an eight-episode business reality television series that is airing on a U.S. cable network in 2008.

Concerning our charitable initiatives, we have partnered with Global Water, a U.S. based, non-profit organization committed to establishing safe water supplies in developing nations. Through corporate donations and upcoming fundraising events, we finance and construct the creation of clean and safe drinking water systems in villages in developing nations. We plan to finance a minimum of two projects a year at a cost of $20,000 per project. We completed two projects in fiscal 2007 in Central America and expect to complete two projects in 2008.

Concerning our charitable initiatives, we have partnered with Global Water, a U.S. based, non-profit organization committed to establishing safe water supplies in developing nations. Through corporate donations and upcoming fundraising events, we finance and construct the creation of clean and safe drinking water systems in villages in developing nations. We plan to finance a minimum of two projects a year at a cost of $20,000 per project. We completed two projects in fiscal 2007 in Central America and expect to complete two projects in 2008.

Seasonality

Sales of both beverage products and snack food products are subject to seasonal variations in demand. For example, consumers in North America typically consume fewer beverage products in the late fall, winter and early spring months and consume a higher amount of snack food around some holidays. As a result, our sales and results have varied seasonally.

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

  Cadbury – producer of Snapple and Stewart’s Soda;

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

Employees

As of December 31, 2007, we and our subsidiaries had a total of 36 staff, who were either employed as employees or retained as consultants. Of this number, nine worked in various management and administration positions, 13 were involved in various sales, marketing and operations, and 14 work in our plant.

C.        ORGANIZATIONAL STRUCTURE

Subsidiaries

We have five wholly-owned active subsidiaries:

  CC Beverage (U.S.) Corporation, a Washington corporation which distributes certain of our beverage products in the U.S.;

  Blue Mountain Springs Ltd., an Ontario corporation which owns certain property in Ontario containing a potential future source of water for our products;

  Clearly Canadian Beverage (International) Corporation, a Barbados corporation which has no current operations;

  DMR Food Corporation, an Ontario corporation which operates our dried fruit and nut snack business; and

  My Organic Baby Inc., an Ontario corporation which operates our organic baby products business.

D.        PROPERTY, PLANTS AND EQUIPMENT

Our corporate head offices are currently located at 220 Viceroy Road, Units 11/12, Vaughn, Ontario. This space comprises approximately 12,000 square feet, which packages and warehouses our dried fruit and nut products and is used as an office for sales and marketing staff for those products along with our organic baby food products. This facility is leased at a basic rate of CDN$120,000 per year plus expenses and has a lease which expires on June 13, 2013.

During 2007, our corporate head offices were located at 2267 10th Avenue W., Vancouver, British Columbia. The space was approximately 1,600 square feet in size, and was leased at a basic rate of $60,000 CDN per year plus expenses. This lease expired on December 31, 2007. We maintain these offices on a month to month basis with basis lease rate of $30,000 CDN per year.

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

ITEM 4A.            UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.        Operating Results Overview

In 2007, we were primarily in the business of producing, distributing and marketing premium alternative beverages, organic baby food and healthy snack products, Our beverage products were distributed primarily in the United States and Canada and certain of our beverage products were distributed in Korea, Indonesia, and other countries.

During the 2007 fiscal year, the largest markets for our beverage products were the United States (approximately 73.4% of total beverage sales), Canada (approximately 24.6% of total beverage sales) and International (2.0 % of total beverage sales). In total, our beverage sales equalled approximately 52.7% of our total sales. In 2007, we began selling organic baby food and healthy snack products in Canada as a result of our acquisitions of My Organic Baby and DMR Food Corporation, respectively. In 2007, sales of organic baby food equaled 10.6 % of our total sales and sales of healthy snack products equalled 36.7% of our total sales.

Critical Accounting Policies

The following discussion is based on the consolidated financial statements included in this annual report which have been prepared in accordance with Canadian GAAP. These principles differ in certain material respects from U.S. GAAP. These differences are described in note 19 of our consolidated financial statements.

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

While these accompanying financial statements have been prepared on the assumption that we are a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. We recorded a loss of $12,796,000 for the year ended December 31, 2007. Operations have been funded primarily from the issuance of capital stock, and we will likely continue to draw down our cash reserves for the foreseeable future until a self-sustaining level of sales is attained.

Management has continued to take steps to try to improve our financial results and cash flows. These steps include the liquidation of non-core investments and pursuing equity and debt financing to fund working capital requirements. Our ability to continue operations is contingent on its ability to obtain financing. Management believes that it may be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Finished Goods, Inventory

We value our finished goods at standard costs and our work in progress inventories at moving average costs. We assess the need for inventory write-downs based on its assessment of net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from our projections, an additional inventory write-down may be required.

Intangibles, Long-lived Assets and Goodwill

We assess the impairment of goodwill on an annual basis and identifiable intangibles and long lived-assets whenever event or changes in circumstance indicate that the carrying value may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to plan, a change in our business strategy, or significant negative industry or economic trends. When we believe that the carrying value of intangibles, long lived assets or goodwill may not be recovered based on the existence of one or more of the above indicators of potential impairment, we determine what impairment exists based on the fair value of the long lived asset as goodwill. At December 31, 2007 no impairment write-down was required.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of and land and water sources. Actual results could differ materially from those estimates.

Recent Canadian Accounting Developments

The CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income ("Section 1530"), Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), Handbook Section 3865, Hedges ("Section 3865") and Handbook Section 3861, Financial Instruments - Disclosures which become effective for us for periods beginning on or after January 1, 2007.

Comprehensive income: Section 1530 introduces Comprehensive income which is comprised of Net income and Other comprehensive income and represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income ("OCI") includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Clearly Canadian’s Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income ("AOCI"), will be presented as a new category of Shareholders' equity in the Consolidated Balance Sheet.

Financial instruments - recognition and measurement: Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively.

Changes in the fair values of derivative instruments will be recognized in net income, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

Hedges: Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net income. The change in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in net income. The amounts recognized in AOCI will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in net income.

Impact of adopting sections 1530, 3855, 3861 and 3865

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except to redefine amounts previously presented in shareholders’ equity as cumulative translation account to be accumulated other comprehensive loss. The adoption of these Handbook Sections had no impact on opening retained earnings.

Upon adoption of these new standards, on January 1, 2007, we designated our cash, cash equivalents, and short-term investments as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities. We had neither available-for-sale, nor held-to-maturity instruments during the year ended December 31, 2007. We have not designated any financial liabilities as held-for-trading.

Results of Operations

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Sales were $10,623,000 for the twelve months ended December 31, 2007 compared with $7,462,000 for the twelve months ended December 31, 2006, an increase of 42% or $3,161,000. The overall increase in sales was a result of the addition of $3,896,000 in sales from our healthy snack division (acquired in February, 2007 through our acquisition of DMR Food Corporation) and $1,124,000 in sales from our organic baby product division (acquired in May, 2007 through our acquisition of My Organic Baby, Inc.). Sales for the twelve months ended December 31, 2007 from our beverage division were $5,603,000 compared with $7,462,000 for the same period last year, a decrease of $1,859,000 or 24.9% . The decrease in beverage sales is attributable to the decline in sales of our 14oz flavoured sparkling water by 36% due to the increase in competition and product alternatives in the marketplace. Also the decline can be attributed to our non-carbonated, non-branded water beverage which was influenced materially by the size of orders from a major customer. However, sales from our new beverage products including our 1 Litre sparking flavoured format and our new Enhanced Waters, grew 342% for the twelve months ended December 31, 2007 compared to the same period in 2006. We expect sales of our new beverage product offerings to continue to grow.

Cost of sales expenses were $9,212,000 for the twelve months ended December 31, 2007 compared with $5,677,000 for the same period last year, an increase of $3,535,000. The net of sales less cost of sales, being the gross profit margin percentage, decreased to 13.2% for the twelve months ended December 31, 2007 from 23.9% for the twelve months ended December 31, 2006, a decrease of 10.7% . The decrease in gross profit margin is a result of a number of factors. First, lower margins can be attributed to the continued integration of our new healthy snack and organic baby product business units with our beverage units. The healthy snack unit has lower gross profit margin percentages than the other businesses, however, it also has lower selling and marketing expenses associated with its business. Second, the beverage unit is encountering higher costs in raw materials and increases in fuel surcharges resulting in increases in costs of goods sold. Finally, there were one time charges associated with obsolete inventory and a product recall.

Selling, general and administrative expenses were $14,258,000 for the twelve months ended December 31, 2007 compared with $9,177,000 for the same period in 2006, an increase of $5,081,000 (Note: certain stock-based compensation previously recorded as a separate line item is now being recorded, and compared to the previous year, as a remuneration and payroll expense). An analysis of the major components of these expenses is as follows:

	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006	Increase (Decrease)
Remuneration and payroll cost	$9,901,198	$5,834,522	$ 4,066,676
Marketing programs and retail support	1,696,839	1,401,995	294,844
Professional fees	885,498	505,001	380,497
Corporate development and financing	-	190,000	(190,000)
Management fees	-	302,788	(302,788)
Investor relations and shareholder information	949,083	240,297	708,786
Product development	437,575	63,482	374,093
Insurance	198,832	332,246	(133,414)
Other general and administrative	459,343	306,669	152,674

Total Selling, General & Administrative expenses	$14,528,368	$9,177,000	$ 5,351,368

Portion of SG&A expenses which are stock- based compensation (paid in shares, options, warrants)	$3,322,00	$3,310,000	$12,000

Remuneration and payroll costs increased in 2007 compared to 2006 by $4,066,676, primarily as of the following: (i) a consulting agreement that was terminated on May 24, 2007, for which we expensed $1,459,800 (ii) our determination that the value of outstanding the warrants was $1,449,200, which we also expensed and (iii) an $533,200 relating to the employment agreement with former officers and shareholders of My Organic Baby Inc. We also increased our management and administrative remuneration with the addition of the healthy snack and organic baby divisions.

Marketing programs and retail support expenses related to our beverage division increased in 2007 compared to 2006 as a result programs to promote our healthy snack food and organic baby products business units. As we complete the integration of the sales and marketing functions of our beverage, healthy snack and organic baby product business units, we will be able to provide a trend analysis of our selling expenses.

Professional fees increased by $380,497 because we had to incur legal fees and fees for our auditor’s review of the financial statements for the second and third quarters of 2007, related to our Form F-3 filing (see “History and Development of the Company – Convertible Note Financing”). The decrease in corporate development and financing expenses related to the inclusion in the second quarter of 2006 of a one-time corporate development expense in the amount of $190,000. Our management fees decreased by $302,778 due to our termination of a management contract with BG Capital Management Corp. after the end of March 31, 2006. Our increase in investor relations costs relates to an increase in shareholder awareness initiatives.

The increase in product development costs relates to an increase in development of new products in the beverage unit schedule to launch in 2008, which we did not have in 2006. The decrease in insurance costs relates to the decrease to our Directors and Officers Liability insurance coverage. Other general and administrative expense increased due to commissions paid to brokers in the beverage unit, and the addition of DMR Food Corporation and My Organic Baby Inc. into the consolidated expenses.

The loss for the twelve months ended December 31, 2007 was $12,796,000 ($0.63 per share) compared with a loss of $8,247,000 for the twelve months ended December 31, 2006 ($0.82 per share). An analysis of the loss taking into account additional items is as follows:

	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006	Increase (Decrease)
Earnings (Loss)	($12,796,000)	($8,247,000)	$4,549,000
Interest income	319,000	132,000	187,000

Interest income represents interest we earn on our surplus cash reserves invested in short term bank interest earning deposits.

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

The decrease in sales for 2006 compared with 2005 comprised of decreases in sales of both the non-carbonated and carbonated lines. Sales of non-carbonated product were $2,465,000 for 2006 compared with $2,627,000 for 2005, a decrease of $162,000 from 2005. Sales of our carbonated product line were $4,997,000 for 2006 compared to $6,086,000 in 2005, a decrease of $1,089,000 from 2005. We believe the decline in the carbonated product line was a result of increased competition and product alternatives in the marketplace.

Cost of sales expenses were $5,677,000 for 2006 compared with $6,349,000 for 2005, a decrease of $672,000 from 2005. The net of sales less cost of sales, being the gross margin percentage, decreased to 23.9% in 2006 compared with 27.1% in 2005. The decrease in gross margin percentage was due primarily to a write down of inventory in 2006 (62.5% of the 3.2% decrease). The remainder of the decrease in gross margin represents cost escalation of product inputs of raw materials and packaging which we were unable to pass on to our customers. We have made adjustments to our selling prices and distribution model which we believe will help offset anticipated increases in raw materials and packaging.

Beginning January 1, 2006, we deduct all sales incentives paid to direct or indirect customers from gross sales in accordance with new EIC-156 of the Canadian Institute of Chartered Accountants. Sales incentives include contractual marketing payments to distributors, coupons, rebates, free product and slotting fees. The amount of such sales incentives were $343,000 in 2006 and $429,000 in 2005. The 2005 sales figures have been restated on a consistent basis; accordingly the impact on this change in required presentation is an increase in reported sales of $86,000 in 2006 over 2005.

Selling, general and administrative expenses for 2006 compared to 2005 were as follows:

	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005	Increase (Decrease)
Remuneration and payroll cost	$5,834,522	$4,474,653	$1,359,869
Marketing programs and retail support	1,401,995	1,553,349	(151,354)
Professional fees	505,001	240,436	264,565
Corporate development and financing	190,000	-	190,000
Management fees	302,788	-	302,788
Investor relations and shareholder information	240,297	35,147	205,150
Product development	63,482	-	63,482

Insurance	332,246	260,691	71,555
Other general and administrative	306,669	307,724	(1,055)

Total Selling, General & Administrative expenses	$9,177,000	$6,872,000	$2,305,000

Portion of SG&A expenses which are stock- based compensation (paid in shares, options, warrants)	$3.310,000	$1,612,000	$1,698,000

The primary reason for the increase in general and administrative expenses for 2006 compared to 2005 was due to our incurring certain remuneration and payroll expenses which are the fair value of stock options and warrants ($1,405,000) granted for marketing and consulting services which have resulted both in our gaining national retail listings in 2007 and raising capital in 2006 and 2007. The increase in professional fees is due to the re-audit of our December 31, 2003 and December 31, 2004 financial statements, amending our previously filed Annual Report for 2005, and fees associated with the registration with the US Securities Exchange Commission of stock issued in our financings.

Corporate development and financing costs of approximately $190,000 were paid to BG Capital Group Ltd., our controlling shareholder, in respect of reorganization and financing costs incurred on our behalf, compared with Nil in 2005. Management fees of $322,000 were paid under a contract for services with BG Capital Group Ltd. as compared with no comparable expense in 2005. The increase in investor relations costs relates to our planned increase in shareholder awareness initiatives. Product development costs in 2006 relate to the redesign and reformulation of our new sparkling water line and the creation of our Natural Enhanced Waters. The increase in insurance cost relates to the increased cost of our Directors and Officers Liability insurance coverage; however we expect a significant reduction in the cost of our Directors and Officers Liability insurance in 2007.

We incurred selling expenses of $2,326,000 for 2006 or 31.2% of sales, compared with $2,755,000 or 31.7% of sales for 2005.

Selling expenses decreased for 2006 compared to 2005 primarily due to the reversal of accrued marketing program expenses of $161,000 as a result of our review of the previously estimated liabilities to former distributors, and an overall decrease in selling expenses of approximately $470,000 due to lower variable remuneration, marketing costs and retail support associated with decreased sales. A significant portion of our beverage sales expenses in the United States have, for 2007, been transitioned to a variable expense model to assist our working capital requirements going forward. Offsetting these lower costs were additional expenses in 2006 of the one-time cost of video programming of $50,000 related to the creation of a reality TV series about us and new product design fees of approximately $157,000.

Stock based compensation was $2,426,000 in 2006 compared with $1,612,000 in 2005. The increased expense of $814,000 is due to the increased number and fair value of stock options granted for 2006 over 2005.

Lawsuit settlement costs of $797,000 in 2006 represents an increase of $797,000 from the previous year. This expense comprises the excess of the consideration given by us in common shares, the fair value of common share purchase warrants, and land, over the book value of debt extinguished on settlement of all litigation associated with the purchase of our Blue Mountain subsidiary. On settlement of this litigation, we retain clear title to a 4 acre parcel of land containing a significant potential water source.

Write down of property for 2006 was $137,000, compared to $382,000 in 2005, a decrease of $245,000. Management reviews the carrying cost of its capital assets at least annually, and where there is an indication of impairment in value, this loss is recognized in the year.

Amortization of property, plant and equipment for 2006 was $16,000, compared to $122,000 for 2005, a decrease of $106,000. The decrease was result of write down of machinery and equipment in 2006 and 2005.

Gain on sale of investments of marketable securities for 2006 was $201,000 compared with Nil in 2005. This was due to the sale of all of our holdings of a public company investment.

Restructuring costs were $112,000 in 2006, compared with $680,000 in 2005, for a decrease of $568,000. The restructuring, now completed, related to the amendment of consulting contracts with former management, and premises lease obligations.

Interest income of $132,000 in 2006 represents an increase of $132,000 over 2005. Our surplus cash reserves are invested in short term bank interest earning deposits. These reserves were raised in private placements of stock for future working capital requirements.

Royalty income was $125,000 for 2006 compared with $76,000 for 2005, an increase of $49,000. The royalty of $125,000 is the maximum royalty receivable in any year, and is received pursuant to an agreement with the purchaser of our Washington State bottling facilities in 2002 and is based on the number co pack sales at the facility with the purchaser. Under the terms of the sale agreement, the purchaser’s obligation to pay the royalty expires February 2007.

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

Selected Annual Information
($ in thousands, except per share data)
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Total revenue	$10,623	$7,462	$8,712
Net loss	12,796	8,247	6,069
Basic and diluted loss per share	0.63	0.82	1.06
Total assets	22,178	9,093	6,259
Long term debt	9,955	-	1,501
Cash dividends paid (Preferred Shares)	62	94	-

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

The following is a summary of our quarterly results for the eight most recently completed financial quarters ended December 31, 2007.

Amounts in Accordance with Canadian	2007	2007	2007	2007	2006	2006	2006	2006
GAAP (unaudited)	31-Dec	30-Sept	30-Jun	31-Mar	30-Dec	30-Sep	30-Jun	31-Mar
($ in thousands, except per share data)

Sales	2,848	3,312	2,996	1,467	1,065	2,022	2,673	1,702
Cost of sales	2,901	2,778	2,422	1,111	1,023	1,402	1,910	1,342
Gross profit	(53)	534	574	356	42	620	763	360

Selling, general and administrative expenses	2,839	2,444	5,590	1,881	1,727	1,597	1,785	1,642

Amortization of property, plant and equipment	22	38	6	6	(62)	18	28	32
Royalty	-	-	-	-	-	-	(66)	(59)
Interest Income	(108)	(64)	(84)	(63)	4	1	68	101

Other, interest, gains, losses and writedowns	(312)	294	650	746	(256)	1,167	1,572	688
Net loss	(2,494)	(2,178)	(5,588)	(2,214)	(1,371)	(2,208)	(2,624)	(2,044)
Net loss per share	(0.11)	(0.10)	(0.29)	(0.12)	(0.11)	(0.19)	(0.27)	(0.29)
Weighted average shares outstanding	20,392,029	20,809,731	19,784,680	18,836,629	12,896,845	11,754,491	9,086,385	7,072,681

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

Revenue has remained relatively consistent quarter over quarter after the acquisitions in Q1 & Q2 of 2007. Q4 revenue has decreased slightly due to the seasonality of the beverage business. Cost of Sales has also remained consistent except for the one-time charges in Q4 due to obsolete inventory and a product recall. We have not had a consistent trend in selling, general and administrative costs due to the integration of the acquisitions and professional fees associated with our recent financing and acquisitions.

B.        Liquidity and Capital Resources

Working Capital Requirements

We had working capital of $7,625,000 as of December 31, 2007, compared to working capital of approximately 5,245,000 as of December 31, 2006. Our spending in fiscal 2008 has decreased our working capital.

We improved our cash position in 2007, having cash and cash equivalents of approximately $8,786,000 as of December 31, 2007 compared to approximately $5,267,000 as of December 31, 2006. In the spring of 2007, we completed a series of brokered and non-brokered private placements for a total sale of 1,166,333 common shares for an aggregate purchase price of $3,499,000. In September of 2007, we completed our Senior Convertible Note financing for an aggregate amount of $9,360,000, of which we received $9,000,000 in cash. Our increase in our working capital and cash position in 2007 is due to the private placements that occurred in 2007 and our Senior Convertible Note financing.

We continue to operate at a loss and are currently utilizing approximately $325,000 of our cash reserves per month to sustain operations. We are continuing to evaluate various marketing initiatives and the potential of acquiring shelf space at national retailers. Should we decide to make investments of this nature we will be required to draw down our cash reserves accordingly unless additional equity can be raised.

We believe that our internal sources of liquidity, together with our operating line of credit and the net proceeds from our recent private placements and Senior Convertible Note financing will be sufficient to satisfy cash and working capital requirements through fiscal 2008. However, to the extent that such sources of liquidity are not sufficient, we may need to seek additional sources of debt and/or equity financing in the future to fund our operations and working capital. Such financings may or may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders. We have no significant other potential sources of financing such as term debt facilities available to us at this time. Please also see the risk factors and notes regarding “Forward-Looking Statements” and “Going Concern” assumptions set out in this annual report.

Operating Activities

Net cash from operating activities was a deficit of approximately of $6,069,000 as of December 31, 2007 compared to deficit of $5,655,000 as of December 31, 2006, due to the loss for the year ended December 31, 2007 of $12,796,000 ( December 31, 2006 - $8,247,000) . Our operating losses, conversion to inventory and acquisition expenditures for the twelve months ended December 31, 2007 used cash of $6,069,000. This loss was offset by the add back of non-cash working capital balance related to operations of $3,469,000 cash used (December 31, 2006 - $414,000 cash used) and non cash items such as depreciation and amortization of $875,000 (December 31, 2006 - $16,000), stock-based compensation expenses of $3,310,000 (December 31, 2006 - $3,310,000), loss on settlement of debt of $Nil (December 31, 2006 – $35,000), loss on settlement of lawsuits by issuing shares of $Nil (December 31, 2006 – $797,000), issued shares as payment for services of $269,000 (December 31, 2006 – $772,000) and a write-down on property plant and equipment of $Nil (December 31, 2006 - $137,000), interest accretion of

$238,000 (December 31, 2006 - $120,000), and gain on financial instruments of $1,434,000 (December 31, 2006 - $Nil).

Financing Activities

In 2007, we completed our Senior Convertible Note financing for an aggregate amount of $9,360,000, of which we obtained $9,000,000 in cash. We also completed three private placement equity sales totalling 1,166,333 shares to raise $3,499,000 in cash. We raised $1,260,806 in cash upon the issuance of 792,946 shares on the exercise of stock options and warrants. The total cash raised by the issuance of shares in the year ended December 31, 2007 totalled $4,690,000.

We issued an additional 6,560,000 common shares on the conversion of our remaining Class Preferred Shares in 2007. The conversion of Class B Preferred shares to common shares had no effect on our cash position.

Investing Activities

Investing activities used cash of $4,914,000 for the year ended December 31, 2007 compared to additional cash flow of $547,000 for December 31, 2006. Our primary investing activities were:

  Acquisition of DMR Food Corporation for $1,743,000

  Acquisition of My Organic Baby Inc. for $3,105,000

  Purchase of property, plant and equipment of $66,000

Bank and Trade Indebtedness

At December 31, 2007, our liabilities relating to operations consisted primarily of operating bank loan indebtedness of, $49,000, accounts payable to suppliers and accrued liabilities of $4,273,000, and capital lease obligations of approximately $191,000.

Our subsidiary, CC Beverage (US) Corporation (“CC Beverage”), has an operating line of credit with an unspecified term available with a United States bank, which bears interest at US prime rate plus 4%. The borrowing facility is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at December 31, 2007 - $303,839, December 31, 2006 - $403,593). The weighted average interest rate for the period ended September 30, 2007 was 12.04% (December 31, 2006 – 11.96%) . As at December 31, 2007 nil (December 31, 2006 - nil) had been drawn on this line of credit. This operating line of credit is also secured by a guarantee from the Company. As of February 29, 2008, the line of credit expired and we did not renew the operating line of credit.

Our subsidiary, DMR Food Corporation, has a demand operating loan facility of CA$250,000, bearing interest at Royal Bank of Canada prime lending rate plus 1.25% per annum. The facility is secured by a general security agreement covering all assets of DMR as well as guarantee and postponement of claims in the amount of CA$455,000 by the Company. The weighted average interest rate from February 7, 2007 to December 31, 2007 was 5.86% . As of December 31, 2007 $49,407 had been drawn on this line of credit.

Our subsidiary, My Organic Baby, Inc., has a demand operating loan facility of CA$250,000, bearing interest at Royal Bank of Canada prime lending rate plus 1.25% per annum. The facility is secured by a general security agreement covering all assets of My Organic Baby, Inc., as well as guarantee and postponement of claims in the amount of CA$250,000 by a former shareholder of My Organic Baby, Inc. and a collateral mortgage in the amount of $211,000 on property owned by the former shareholder. The weighted average interest rate from February 7, 2007 to December 31, 2007 was 5.90% . As of December 31, 2007 $nil had been drawn on this line of credit. As of December 31, 2007, the line of credit expired and we did not renew the operating line of credit.

Long-Term Debt

Our long-term debt at December 31, 2007 was $5,442,000. This amount is attributable to our Senior Convertible Notes of $9,360,000 and the Notes issued in connection with our acquisition of My Organic Baby, Inc. and DMR Food Corporation for a total of $2,421,00, less a total discount on our Senior Convertible Notes and the acquisition Notes of $6,339,000, using the Black-Scholes method.

C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

During the past three years, we have had no material research and development expenditures.

D.        TREND INFORMATION

A significant trend reflected in our recent financial results is declining sales revenues for our beverage products. Other than in 2001, where revenues increased slightly, our revenues on beverage sales have declined each year since 1996. For our beverage division, we had revenues of $5,603,000 in fiscal 2007, compared to $7,462,000 in fiscal 2006, $8,712,000 in fiscal 2005, $11,064,000 in 2004, $13,270,000 in 2003, $20,205,000 in 2002, $23,257,000 in 2001, and $23,247,000 in 2000. However, our overall sales revenues increased in fiscal 2007 due to ours sales of organic baby food and healthy snack products. These sales are attributable to our acquisitions of My Organic Baby, Inc. and DMR Food Corporation. As a result of these acquisitions and as a result of expected internal growth in both these companies and with our improved beverage products in, we expect, in fiscal 2008, to increase our overall revenues.

Another significant trend for our company had been deterioration in our working capital position. However, we managed to significantly improve our working capital from financing activities in 2007.

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

F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total contractual obligations at December 31, 2007 were $47,398,000 and were comprised of various types of debt instruments, including consulting contracts, and operating leases. See sections above entitled “Recent Financing” and “Acquisitions in 2007” for further information.

The following table is a summary of our contractual obligations as at December 31, 2007:

	Payments Due by Year Ending December 31,
Contractual Obligations	Total	2008	2009	2010	2011	2011	2012 and
($ in thousands, except per share data)							thereafter
Senior convertible note payable(1)	40,313	842	842	1053	1684	1684	34,208
Subordinate convertible note	6,857	221	221	221	221	221	5,752
payable(1)
Operating leases (office equipment
and premises)	228	57	57	57	57	-	-
Total Contractual obligations	47,398	1,120	1,120	1,331	1,962	1,905	39,960

(1) Includes interest payable on convertible notes. See “Item 4 –History and Development of the Company – Material Events” to this annual report for additional information.

G.        SAFE HARBOR

The foregoing discussion in this Item 5 contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning our business strategies, market conditions, outlook and other matters. This discussion and analysis of our results of operations and financial condition is qualified in its entirety by reference to and should be read in conjunction with our audited financial statements for the fiscal year ended December 31, 2007 and the related notes thereto, as well as the risk factors set out in this annual report.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS AND SENIOR MANAGEMENT

Our board of directors (the “Board”) is currently comprised of three directors, as of June 17, 2008. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the articles is required to retire from office at succeeding annual general meetings. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires.

Executive officers are appointed by the Board and hold office until their death, resignation or removal from office.

During the latter half of fiscal 2007 and into fiscal 2008, there have been a number of changes in the composition of our Board and our senior management:

  on January 17, 2008, Marco Martin resigned from the Board;

  on February 26, 2008, Bobby Genovese was appointed as the Chairman of our Board;

  on November 30, 2007, Andrew Strang resigned from Corporate Affairs;

  on June 15, 2008, Edwin Fok’s term as our Chief Financial Officer expired;

  on February 26, 2008, Brent Lokash resigned as our Chief Executive Officer and as a member of our Board, and on February 26, 2008 Bobby Genovese was appointed as our Chief Executive Officer;

  on April 16, 2008, David Reingold, our President, resigned from the Board; and

  on June 10, 2008, Samantha Alfonzo-Casanova was appointed to the Board.

Our current directors and senior management, their ages, positions held, and duration as such, are as follows as of June 17, 2008:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Bobby Genovese	Chairman of the Board of Directors and Chief Executive Officer	46	November 8, 2006(1) February 26, 2008(2)
David Reingold	President	46	May 29, 2007
Samantha Alfonzo-Casanova	Director	32	June 10, 2008
George Reznik	Director	41	May 29, 2007

(1)	Appointed to board of directors. Mr. Genovese was appointed Chairman of the Board on February 26, 2008.

(2)	Appointed as Chief Executive Officer

The following is a brief account of the education and business experience of our current directors and senior management during at least the past five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Bobby Genovese, Chairman of the Board and Chief Executive Officer

Bobby Genovese became Chairman of our Board Mr. Genovese is the founder and owner of BG Capital Group Limited and BG Capital Management Corporation, both based out of Barbados. Mr. Genovese has over 15 years of mergers and acquisition experience. His portfolio of companies holds assets of over $200 million and generates revenues in excess of $150 million.

David Reingold, President

David Reingold currently serves as our President. Mr. Reingold was previously a Director from May 2007 to April 16, 2008. Mr. Reingold is the founder of DMR Food Corporation, a top seller of organic and natural snack foods in Eastern Canada and is responsible for some of the leading brands in the industry. In addition, Mr. Reingold is the co-founder of My Organic Baby Inc., the first full line of certified organic baby food in Canada. His years of service within the Canadian health food industry have been highlighted by numerous product, service and supplier awards.

Samantha Alfonzo-Casanova, Director

Samantha Alfonzo-Casanova was appointed to the Board on June 10, 2008. She is a Canadian lawyer currently residing in the Cayman Islands. As an associate for a Canadian national law firm, she was involved in a number of corporate and commercial law matters including mergers and acquisitions, secured lending transactions and outsourcing agreements. She currently provides consulting services to international corporations in the Caribbean.

George Reznik, Director

George Reznik has served on the Board since May 2007. Mr. Reznik brings over eighteen years of corporate finance, operational management, investor relations and M & A experience to the Clearly Canadian Board of Directors. Mr. Reznik is currently the CFO of Intrinsyc Software, a publicly traded software developer. Previously, Mr. Reznik served at the CFO of publicly traded Digital Dispatch and CFO and COO of publicly traded Infowave Software, and as the Vice President of Finance for publicly traded Pivotal Corporation where he led the company through an Initial Public Offering on the NASDAQ and Toronto Stock Exchange during Pivotal's high revenue growth phase. Mr. Reznik is a Chartered Accountant, Chartered Business Valuator and a Certified Fraud Examiner, and holds a Bachelor of Commerce degree from the University of Manitoba, Canada.

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

As of June 17, 2008, we do not have any members on the Advisory Board.

Significant Employees

Other than our senior management, we do not have any employees upon whose work we are substantially dependent.

Family Relationships

There are no family relationships between any director, executive officer or significant employee.

Arrangements with Major Shareholder

Bobby Genovese is the founder and owner of BG Capital Group Limited and BG Capital Management Corp. As of June 17, 2008, BG Capital Management Corp. is our controlling shareholder.

Marco Markin and Brent Lokash, two of our former Directors during fiscal 2007, were originally appointed to such offices in 2005 as nominees of BG Capital Group in connection with our corporate restructuring and pursuant to the Preferred Share Purchase Agreement. Marco Markin is also an employee of BG Capital Management Corp.

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

B.        EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”) in fiscal 2007:

  our Chief Executive Officer

  our President;

  our Chief Financial Officer

  each of our three most highly compensated executive officers, other than the Chief Executive Officer, who was serving as an executive officer at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

  any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer at the end of the most recently completed fiscal year.

For our most recently completed fiscal year ended December 31, 2007, we had three Named Executive Officers, whose names and positions held with us are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of our three most recently completed fiscal years, in accordance with National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”):

Name and Principal Position of Named Executive Officers	Annual Compensation				Long Term Compensation			All Other Compen- sation
					Awards		Pay- Outs
	Fiscal Year Ending	Salary	Bonus	Other Annual Compen- sation	Securities Under Options/ SAR’s Granted	Restricted Shares or Restricted Share Units	LTIP Pay Outs
Brent Lokash(1) President, CEO & Director	2007 2006 2005	200,000 146,725 52,000	100,000 NIL N/A	NIL NIL N/A	250,000 300,000 210,000	NIL NIL NIL	N/A N/A N/A	NIL NIL NIL
David Reingold(2) President & Director	2007 2006 2005	24,257 N/A N/A	NIL N/A N/A	NIL N/A N/A	50,000 N/A N/A	NIL N/A N/A	NIL N/A N/A	NIL N/A N/A
Edwin Fok (3) Chief Financial Officer	2007 2006 2005	73,125 N/A N/A	NIL N/A N/A	NIL N/A N/A	N/A N/A N/A	NIL N/A N/A	NIL N/A N/A	NIL N/A N/A

(1) Compensation is paid in part to company controlled by the named executive officer on a fee basis for consulting services rendered to the company and in part to named executive officer for role as officer and director of Company. Mr Lokash resigned as President and was appointed CEO on May 29, 2007. Mr. Lokash resigned as a director and as Chief Executive Officer on February 26, 2008.

(2) Appointed as President and a Director on May 29, 2007.

(3) Term of appointment as CFO ended on June 15, 2008.

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

Stock Options

We currently maintain three equity compensation plans -- the 1997 Stock Option Plan; 2005 Stock Option Plan; and 2006 Equity Incentive Plan.

1997 Stock Option Plan

We maintain a stock option plan (the 1997 Stock Option Plan) that was initially approved by the shareholders at our annual meeting held on June 27, 1997. An amendment to the 1997 Stock Option Plan was subsequently approved by the shareholders at an annual meeting held on June 29, 2001. The amendment increased the number of common shares issuable under the 1997 Stock Option Plan to 1,750,000 pre-consolidated common shares, representing approximately 25% of our company’s issued and outstanding common shares at that time. The 1997 Stock Option Plan is administered by our corporate secretary, or such other officer or employee as may be designated by our board of directors. As of June 17, 2008, there were options outstanding under the 1997 Stock Option Plan entitling the holders of the options to purchase up to 87,958 common shares at exercise prices between CDN$6.50 and CDN$13.50 per share. While the 1997 Stock Option Plan remains in effect, we do not expect to issue any additional stock options under it.

2005 Stock Option Plan

At our annual and special general meeting held on April 29, 2005, a new stock option plan was approved by shareholders and adopted (the 2005 Stock Option Plan) to replace the 1997 Stock Option Plan. The 2005 Stock Option Plan was adopted to bring our stock option plan in line with the stock option plans of comparable companies, and to make changes to the termination and vesting provisions. Upon the adoption of the 2005 Stock Option Plan, the 1997 Stock Option Plan is continuing in effect only until the exercise or expiry of all of the stock options currently outstanding pursuant to the 1997 Stock Option Plan. As of June 17, 2008, there were options outstanding under the 2005 Stock Option Plan entitling the holders of the options to purchase up to 788,030 common shares at exercise prices between $1.00 and $2.75 per share.

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

2006 Equity Incentive Plan

On February 1, 2006, our Board of Directors adopted the 2006 Equity Incentive Plan, providing for the grant of up to 10,000,000 common stock based awards. As of June 17, 2008, there were options outstanding under the 2006 Equity Incentive Plan entitling the holders of the options to purchase up to 2,825,499 common shares at exercise prices between $1.25 and $2.85 per share.

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

Stock Purchase Warrants

As of June 17, 2008, we had the following outstanding stock purchase warrants:

  Warrants to purchase 1,000,000 common shares at an exercise price of $2.00 per share, expiring October 31, 2010; warrants to purchase 356,667 common shares at an exercise price of $3.25 per share expiring Sept, 2008; warrants to purchase 856,333 common shares at an exercise price of $3.25 per share expiring in July, 2009; warrants to purchase 333,333 common shares at an exercise price of $3.25 per share expiring in April, 2009; and warrants to purchase 100,000 common shares at an exercise price of $2.00 per share expiring in July, 2011.

  Warrants to purchase 4,030,000 Series A Preferred shares at an exercise price of $1.25 per share, expiring December 28, 2010.

  Warrants to purchase 2,508,581 common shares at an exercise price of $2.33 per share, expiring September, 2012; and warrants to purchase 2,008,581 common shares at an exercise price of $2.56 per share, expiring September, 2012. These warrants were issued in connection with our Senior Convertible Note financing.

Stock Options Granted During the 2007 Fiscal Year

The following table sets out detail regarding stock option grants made to our Named Executive Officers during the 2007 fiscal year:

Stock Option Grants in Last Fiscal Year Individual Grants
Name	Number of Securities Underlying Options	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date
Brent Lokash	250,000	13.4%	$1.50	December 31, 2011
David Reingold	50,000	2.7%	$2.82	February 4, 2010

Aggregated Option Exercises during the 2007 Fiscal Year and Fiscal Year End Option Values

The following table sets forth details of all exercises of stock options by Named Executive Officers during our fiscal year ended December 31, 2007 and the fiscal year end value of unexercised options on an aggregated basis:

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values
Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the- Money Options/SARs at FY- End(1) ($) Exercisable/Unexercisable
Brent Lokash	20,000	$57,600	470,000/Nil	Nil/Nil
______________
(1)	“In-the-Money Options” are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.

Compensation of Directors

During the 2007 fiscal year, we paid or accrued an aggregate of $30,000 to our non-management directors, who are also not executive officers (Marco Markin, Cameron Strang, David Parkes and George Reznik).

We have no standard incentive arrangement pursuant to which we compensate directors for their services in their capacity as directors, except for the granting from time to time of incentive stock options. During the most recently completed financial year, we granted an aggregate of 354,166 incentive stock options to directors, as set forth in the table below, solely for services rendered in their capacity as directors of our Company or for their involvement in board committees:

Name	No. of Option Shares
Brent Lokash	250,000
Marco Markin	25,000
Cameron Strang	2,083
David Reingold	50,000
David Parkes	2,083
George Reznik	25,000

Employment, Management and Consulting Agreements

The following is a summary of the employment and consulting agreements with our senior management and directors as of June 17, 2008:

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

  Director Agreement with George Reznik dated May 29, 2007, which provides for compensation in the form of cash and stock options to Mr. Reznik. This director agreement is terminable by us at any time upon notice, and is terminable by Mr. Reznik upon 60 days’ notice;

  Consulting Agreement with BRL Consulting Inc., a company wholly owned and operated by Mr. Lokash, dated February 26, 2008, pursuant to which BRL Consulting provides certain consulting services to us in exchange for cash compensation. This consulting agreement is terminable by the Company upon 12 months notice;

  Director Agreement with Samantha Alfonzo-Casanova dated June 10, 2008, pursuant to which she is appointed a Director. This director agreement is terminable by us at any time upon notice, and is terminable by Ms. Alfonzo-Casanova upon 60 days’ notice;

  Director Agreement with Bobby Genovese dated February 26, 2008. This director agreement is terminable by us at any time upon notice, and is terminable by Mr. Genovese upon 60 days notice.

C.        BOARD PRACTICES

Committees of the Board of Directors

Our board of directors has established the following committees:

  Audit Committee: The Board’s audit committee reviews our annual and interim financial statements and certain other public disclosure documents required by regulatory authorities and makes recommendations to the board of directors with respect to such statements and documents. This committee also makes recommendations to the board of directors regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in our business and risk management programs relating thereto. This committee also reviews with the auditors and management the adequacy of our internal accounting control procedures and systems, considers our audit procedures and reviews and approves the non-audit services to be performed by the independent accountants. During the fiscal year ended December 31, 2007, no non- audit services were performed or approved by the audit committee to be performed by our independent accountants, other than certain tax compliance services which the audit committee believes that the independent accountants could provide without impairing their independence.

  The audit committee is currently comprised of George Reznik who is considered “independent” within the meaning of section 1.4 of MI 52-110. The Board has determined that Mr. Reznik meets the requirements of an “audit committee financial expert” as defined by the SEC. All other members of the audit committee have significant business experience and a general understanding of accounting principles and knowledge of financial statements.

  The Board adopted an Audit Committee Charter on May 11, 2004, a copy of which is available upon request in writing to our corporate secretary.

  Compensation Committee. The Board’s compensation committee is currently comprised of George Reznik.

  Corporate Governance Committee: The Board’s corporate governance committee is currently comprised of George Reznik and is responsible for developing and implementing our policies regarding corporate governance as imposed under corporate and securities laws and consistent with good corporate practices. Our corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

D.        EMPLOYEES

As of December 31, 2007, we and our subsidiaries had a total of 36 staff, who were either employed as employees or retained as consultants. Of this number, nine worked in various management and administration positions, 13 were involved in various sales, marketing and operations, and 14 work in our plant.

E.        SHARE OWNERSHIP

As of June 17, 2008, there were 23,716,878 shares of common stock issued and outstanding.

The following table provides information as of June 17, 2008 regarding beneficial ownership of our common stock by (i) each of our executive officers and directors who held those positions during fiscal 2007 and who hold those positions as of June 17, 2008, and (ii) all such executive officers and directors as a group. The information in this table is based upon information supplied by such executive officers and directors. To our knowledge and except as set forth in the footnotes to the table, each of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. Unless indicated otherwise, each holder’s address is c/o Clearly Canadian Beverage Corporation, 220 Viceroy Road, Units 11/12, Vaughn, Ontario, Canada L4K 3C2:

	Shares Beneficially	Percent
Beneficial Owner	Owned	of Total(5)

David Reingold, President and Director (1)(2)	1,458,028	5.93%
George Reznik, Director (3)	25,000	**
Bobby Genovese, Chief Executive Officer and Chairman (4)	6,673,651	24.1%

All directors and executive officers as a group (3 persons)	8,156,719	28.5%
______________
**	Less than one percent
(1)	Includes securities held by Mr. Reingold’s wife.
(2)

Includes 50,000 common shares underlying stock options that are exercisable within 60 days of June 17, 2008, (“Vested Options”) (ii) 841,202 common shares issuable upon conversion of a Convertible Notes.

(3)	Consists of 25,000 shares underlying Vested Options held by Mr. Reznik.
(4)	Includes of 4,000,000 shares issuable upon exercise of warrants.
(5)	Assumes full exercise of Vested Options or warrants and full conversion of Convertible Notes.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        MAJOR SHAREHOLDERS

Beneficial Stock Ownership

The following tables provide information as of June 17, 2008 regarding beneficial ownership of our common stock and preferred stock by each person that is known to us to beneficially own 5% or more of any class of our stock (“Major Shareholders”). The information in this table is based upon information supplied by such major shareholders. To our knowledge and except as set forth in the footnotes to the table, each of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable:

				Variable
				Multiple
	Common Stock			Voting Shares
	No. of			No. of
Name and Address	Shares		Percent(6)	Shares	Percent

Bobby Genovese (1)	6,673,651	(2)	24.1%	1,600,000	100.0%
c/o BG Capital Group Ltd.
Slot 2000 A.P. 59223
Nassau, The Bahamas
David Reingold(3)	1,458,028	(4)	5.93%	--	--
67 Gatcombe Circle,
Richmond Hill, Ontario
L4C 9P5
James Dines	1,681,666	(5)	6.62%	--	--
PO Box#22
Belvedere CA
94920
______________
**	Less than one percent
(1)	Bobby Genovese is the sole shareholder of BG Capital Group Ltd and has sole voting and dispositive power over the shares of capital stock owned by BG Capital Group Ltd.
(2)	Includes 4,000,000 common shares issuance upon exercise of warrants owned by BG Capital.
(3)	Includes securities held by Mr. Reingold’s wife.
(4)	Includes (i) 50,000 Vested Options and (ii) 841,202 common shares issuable upon conversion of Convertible
Notes.
(5)	Includes 1,333,333 common shares issuable upon exercise of outstanding warrants held by Mr. Dines.
(6)	Assumes full exercise of Vested Options or warrants and full conversion of Convertible Notes.

Changes in Stock Ownership

The following provides a summary of changes in stock ownership during fiscal 2007 with respect to the above Major Shareholders:

  BG Capital Group converted all remaining Class B Preferred Shares into 6,560,000 common shares.

  On September 25, 2007, we issued a Convertible Note to David Reingold having a principal amount of CDN $1,791,765 and a Convertible Note to Mr. Reingold’s wife having a principal amount of $168,235. The principal amounts of these Convertible Notes are convertible into our 841,202 of our common shares at a conversion price of $2.33 per share. We have also issued our common shares as interest payable under these Convertible Notes, which is included in the tables presented above.

  We issued 50,000 options to purchase our common shares to David Reingold in 2007.

Voting Rights

All holders of common shares have the same voting rights. Based on 23,716,878 common shares issued and outstanding as of June 17, 2008, the number of votes accruing by formula to each Variable Multiple Voting Share is approximately 39,783,340, for a total of 62.7% of the votes. (see “Item 10. Additional Information – General Description of Capital Structure – Variable Multiple Voting Shares”).

U.S. Stockholders

At June 17, 2008, based on the records of Pacific Corporate Trust, our transfer agent, there were 1,195 holders of record of common stock with an address in the United States, who collectively held 2,336,577 shares of common stock, representing approximately 9.85% of the total issued and outstanding common shares. The actual number of stockholders may be greater than the amount on record with our transfer agent due to shares being held with nominees.

Control

BG Capital Group Ltd., our majority shareholder, has two nominees on the Board and as of June 17, 2008 beneficially owns or controls approximately 62.7% of our voting power and effectively controls our company. Through its holdings, BG Capital Group Ltd. can influence matters requiring shareholder approval, including the election of directors. Such control could have the effect of delaying, deferring or preventing a change of control of our company.

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

  In May, 2007, we completed the acquisition of 100% of the shares of My Organic Baby Inc. In connection therewith, we issued 415,000 common shares, 200,000 of which we surrendered when we subsequently entered into a Securities Purchase Agreement with the former shareholders of My Organic Baby Inc on September 25, 2007. We also issued 215,000 common shares in connection with employment agreements between us and the former officers and shareholders of My Organic Baby Inc. For additional information, please see note 14(a) to our financial statements.

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

  On December 28, 2005, we completed a private placement of units with four investors, BG Capital Group Ltd., Douglas L. Mason, a director, Brent Lokash, our then President, CEO and a director, and Gladys Jenks, for an aggregate purchase price of $1,000,000. The private placement units consisted of an aggregate of 800,000 shares of our common stock, 5,000,000 Series A share purchase warrants, 5,000,000 Series B share purchase warrants, 5,000,000 Series C share purchase warrants and 5,000,000 Series D share purchase warrants. Subsequently, in May 2006, the holders of the foregoing warrants agreed to surrender all but 4,120,000 warrants of their 20,000,000 warrants;

  On May 24, 2005, we issued 450,000 shares to BG Capital Group Ltd. as a finder’s fee in connection with our recently completed private placements;

  On May 25, 2005, BG Capital Group exchanged its 2,000,000 Class A Preferred shares for 2,000,000 Class B Preferred shares (100% of class). Subsequently, in 2007, BG Capital Group converted its remaining Class B Preferred shares into 6,560,000 common shares;

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

Financial Statements

See Item 18 and see Item 5 for additional financial information.

Legal Proceedings

Other than as set out below, there are no material legal proceedings to which we are a party or to which any of our properties is subject, nor are any such proceedings known to be contemplated. From time to time, we are subject to other legal proceedings and claims that arise in the ordinary course of its business.

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against us in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from us for allegedly constructively dismissing him as an officer. Continental is claiming compensation from us alleging that we terminated our management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. We do not accept Mr. Horton’s and Continental’s allegations, and have filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. We have made an accrual based on our expected costs.

Dividend Policy

During the year ended December 31, 2007 we did not pay cash dividends to holders of our equity securities.

During fiscal 2007, there were no Class A Preferred shares issued and outstanding, and no dividends are accruing on the Class A Preferred shares.

Our Class B Preferred shares provide for the payment of cash dividends at the rate of 10% per annum of the deemed issue price of $1.00 per Class B Preferred share. In June 2007, we paid a dividend of $61,150 on our Class B Preferred Shares to BG Capital Group Ltd for dividends payable between November 1, 2006 and June 30, 2007. During 2007, BG Capital Group converted all of its remaining Class B Preferred shares into 6,560,000 common shares. As of December 31, 2007, there were no Class B Preferred shares issued and outstanding.

We have no fixed dividend policy. The payment of dividends in the future will depend, among other things, upon our earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that we will generate sufficient earnings to allow us to pay dividends.

B.        Significant Changes

There have been no significant changes to our business since December 31, 2007, except as disclosed herein.

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

On May 2, 2005, a 1:10 reverse split was completed on our common stock and the common stock began trading on a post-consolidated basis on May 5, 2005. The market price information provided in the tables below represents actual trading prices. The following table sets out the annual high and low sale prices for the common shares traded on the OTC Bulletin Board for the five years ended December 31, 2007. These quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices.

Year	High	Low
2003	$0.51	$0.20
2004	0.45	0.16
2005	2.50	1.10
2006	4.41	2.06
2007	3.18	0.40

The following table sets the quarterly high and low sale prices (in U.S. dollars) for our common shares traded on the OTC Bulletin Board for the 2007 and 2006 fiscal years. These quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices.

	Calendar Quarter	High	Low
2006:	1st Quarter	$2.62	$2.11
	2nd Quarter	4.41	2.34
	3rd Quarter	3.68	2.48
	4th Quarter	2.95	2.05

2007:	1st Quarter	$3.18	$2.40
	2nd Quarter	2.99	2.20
	3rd Quarter	2.95	2.05
	4th Quarter	2.09	0.40

The following table sets out the monthly high and low sale prices (in U.S. dollars) for our common shares traded on the OTC Bulletin Board during the six months ended May 31, 2008. These quotations represent inter-dealer prices without mark-ups or commissions and may not necessarily be indicative of actual sales prices.

Month	High	Low
December 2007	$0.69	$0.40
January 2008	0.59	0.47
February 2008	0.92	0.61
March 2008	1.26	0.83
April 2008	1.23	0.87
May 2008	1.15	0.96

Our Variable Multiple Voting Shares do not trade on a Canadian marketplace or foreign marketplace.

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

B.        Memorandum and Articles of Association

We were incorporated under the Company Act (British Columbia), and we are now governed by the Business Corporations Act (British Columbia) (the “BCA”). Our “Notice of Articles” (formerly called a “memorandum”) does not restrict the business that we may carry on, nor does it set out any specific objects or purposes for our business.

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

General Description of Capital Structure

As of December 31, 2007, our capital structure was as follows:

  an unlimited number of common shares without par value (designated as “Limited Voting Shares”), of which 23,468,087 common shares were issued and 23,430,787 were outstanding;

  an unlimited number of Variable Multiple Voting Shares, of which 1,600,000 shares are issued and outstanding;

  2,000,000 Class A Preferred Shares, none of which were issued and outstanding; and

  2,000,000 Class B Preferred shares, all of which have been issued and have since been converted into common shares.

In addition, as of December 31, 2007, there were 3,704,000 common shares issuable upon exercise of outstanding stock options at exercise prices ranging from $1.00 to $13.34 per share, and 11,193,495 common shares issuable upon exercise of outstanding share purchase warrants at exercise prices ranging from $1.25 to $4.00 per share.

Common Shares (Limited Voting Shares)

Each common share entitles the holder to one vote at any meeting of our shareholders, to receive, as and when declared by the Board of Directors, dividends in such amounts as shall be determined by the Board of Directors; and to receive any remaining property in the event of liquidation, dissolution or winding-up of our company.

Class A Preferred Shares

As of December 31, 2007, there were no Class A Preferred Shares issued and outstanding.

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

Class B Preferred Shares

As of December 31, 2007, all of the previously issued Class B Preferred shares had been converted into common shares and were no longer issued and outstanding.

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

The Rights Plan was first approved by our shareholders at the annual general meeting held on December 1, 1989. The Rights Plan was for an initial term of 10 years to expire on December 31, 1999. However, at the annual general meeting held on June 24, 1999, the shareholders approved the re-adoption and extension of the Rights Plan for a further 10 years (expiry date December 31, 2009). At the annual general meeting held on June 23, 2000, the shareholders approved reducing the Exercise Price of a Right from Cdn$70.00 to Cdn$15.00.

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

C.        Material Contracts

Other than contracts entered into in the ordinary course of business, we have entered into the following material contracts during the two years preceding the date of this annual report:

  Share Purchase Agreement dated May 24, 2007, pursuant to which we acquired all of the outstanding shares of My Organic Baby Inc., an Ontario corporation;

  Share Purchase Agreement dated February 7, 2007, pursuant to which we acquired all of the outstanding shares of DMR Food Corporation, an Ontario corporation;

  Securities Purchase Agreement dated September 25, 2007, pursuant to which we set the general terms of our $9,360,000 Senior Convertible Note financing;

  Senior Convertible Note dated September 26, 2007 issued to each of the investors participating in our Senior Convertible Note financing;

  Registration Rights Agreement dated September 25, 2007, pursuant to which we agreed to register the shares underlying the Senior Convertible Notes and warrants issued in connection with our Senior Convertible Note financing.

  Securities Purchase Agreement dated September 25, 2007 with the sellers of My Organic Baby, Inc. and DMR Food Corporation, pursuant to which we restructured the consideration payable to the sellers of My Organic Baby, Inc. and DMR Food Corporation; and

  Senior Convertible Note issued to the sellers of My Organic Baby, Inc. and DMR Food Corporation

The general terms of: (i) our acquisition of My Organic Baby, Inc. and DMR Food Corporation (ii) our Senior Convertible Note financing and (iii) the restructuring of the consideration payable to the sellers of My Organic Baby, Inc. and DMR Food Corporation are each discussed in further detail in “Item 4 –History and Development of the Company” to this annual report.

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

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Other than described below, we are not a party to any market risk sensitive instruments other than instruments evidencing interest-bearing debt obligations as described in “Item 4 – History and Development of the Company, Material Events” and in Note 2 and Note 11 to our audited financial statements for the year ended December 31, 2007 entitled “Significant Accounting Policies” and “Convertible Note Payable”, respectively.

Financial instruments

Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

Concentration of credit risk

We grant credit to our customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2007, four customers represented 74% (three customers as of December 31, 2006 - 64%) of total accounts receivable.

Interest rate risk

Our short term bank credit facility for CC Beverage (US) Corporation bears interests at U.S. prime plus 4%. We did not renew this line of credit as of February 29, 2008. Our short term bank credit facilities for DMR Food

Corporation and My Organic Baby, Inc. bear interest at Canadian prime rate plus 1.25% . We did not renew the line of credit for My Organic Baby, Inc. as of December 31, 2007.

Our long term debt bears interest at a fixed rate, which increases after three years. This is described in further detail in “Item 4 – History and Development of the Company” of this annual report and in Note 11 to our financial statements.

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

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We are currently involved in a dispute with the note holders in our Senior Convertible Note financing, which we are attempting to resolve. On January 28, 2008, we issued shares as payment of interest on the Notes to the sellers of DMR Food Corporation and My Organic Baby, Inc. at a value of $0.46 per share. Subsequently, on February 1, 2008, one of the note holders notified us that it believes such issuance of shares triggered the full-ratchet anti-dilution provisions on its Senior Convertible Note and the Series E and Series F Warrants, requiring adjustment of the conversion price of the Notes and the exercise price of the Series E and Series F Warrants to $0.46 per share. On February 4, 2008, the note holder tendered to us a conversion notice for $15,000 of its Note, at a conversion price of $0.46 per share. We disagree with the note holders that the full-ratchet anti-dilution provision has been triggered and we have rejected the conversion notice.

In the event that the full-ratchet anti-dilution provision is determined to have been triggered, this will result in a significant additional number of shares issuable upon conversion of the Senior Convertible Notes and upon exercise of the Warrants, and our existing shareholders will be diluted.

Pursuant to the terms of a Registration Rights Agreement with the holders of Senior Convertible Notes, we were required to use our best efforts to file a registration statement registering the common shares underlying the Senior Convertible Notes and to have that registration statement declared effective by the Securities and Exchange Commission on or before the January 23, 2008. The registration statement was not declared effective by January 23, 2008, and as of June 17, 2008, it has not yet been declared effective. As a result of that Effectiveness Failure, we are obligated to pay liquidated damages in cash to the note holders. The amount of liquidated damages for the Effectiveness Failure is calculated as follows: (A) $187,200 (2% of the aggregate purchase price paid for the Senior Convertible Notes and Warrants) payable on the day of an Effectiveness Failure and on the 30th day after the day of an Effectiveness Failure; (B) $93,600 (1% of the aggregate purchase price paid for the Senior Convertible Notes and Warrants) payable on every 30th day following the 31st first day following such Effectiveness Failure (pro-rated for periods totalling less than 30 days) until such Effectiveness Failure is cured. These liquidated damages payments bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full. We are currently in default of our obligations to pay these liquidated damages. Although we paid in full the initial required liquidated damage payment on January 23, 2008, we have not paid and have been accruing additional liquidated damages.

We are currently in negotiations with the holders of the Senior Convertible Notes to enter into a comprehensive agreement to resolve our dispute with respect to the anti-dilution adjustment and our default with respect to the liquidated damages payments.

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

ITEM 15T.           CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2007 due to a material weakness discussed below. However, the material weakness will be remediated in fiscal 2008.

Management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for certifying the design of our internal control over financial reporting. Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP) and the reconciliation to U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that establish the following:

•    maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;

•    reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;

•    receipts and expenditures only being made in accordance with authorizations of management and the Board of Directors; and

•    reasonable assurance regarding prevention or timely detection of unauthorized collection, use or disposition of our assets that could have a material effect on the financial statements.

Management, under the supervision and with the participation of our principal executive officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Our Independent Registered Public Accountants have not issued an attestation report on our internal control over financial reporting pursuant to the temporary rules of the U.S. Securities and Exchange Commission that permit us to provide only management's report for the year ended December 31, 2007.

A material weakness in internal control over financial reporting is defined by the Public Company Accounting Oversight Board’s Audit Standard No.5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Also, the effectiveness of our internal control over financial reporting is subject to the risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

Our management identified a material weakness in that we do not have a formal Disclosure Committee. The purpose of the Disclosure Committee is to assist the Senior Officers in fulfilling their responsibility to oversee the accuracy, completeness and timeliness of the disclosures made by the Company. Due to a corporate reorganization which included changes within the Board of Directors, the relocation of the Vancouver office and subsequent changes in management, the Disclosure Committee was delayed until 2008. Although a formal process of a Disclosure Committee was not set up in 2007 (e.g. Minutes to meetings etc.) the Board of Directors, principal executive officer and principal financial officer do approve company disclosures. In 2008 a formal Disclosure Committee will be set up.

                                Bobby Genovese
principal executive officer, principal financial officer

THE FOREGOING MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING SHALL NOT BE DEEMED TO BE “FILED” WITH THE SEC, NOR SHALL SUCH INFORMATION BE INCORPORATED BY REFERENCE INTO ANY PAST OR FUTURE FILING UNDER THE SECURITIES ACT OR THE EXCHANGE ACT, EXCEPT TO THE EXTENT WE SPECIFICALLY INCORPORATE IT BY REFERENCE INTO SUCH FILING.

Changes in Internal Control Over Financial Reporting

With the exception of the identification of the deficiency as discussed above, during the fourth quarter of the fiscal year ended December 31, 2007, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that none of members of the Audit Committee meets the requirements of an “audit committee financial expert” as defined by the SEC. All of the members of the Audit Committee have significant business experience and a general understanding of accounting principles and knowledge of financial statements. Our Controller is available to assist the audit committee with respect to accounting issues.

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

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our current independent auditing firm, KPMG LLP, has served as our independent auditor since October 6, 2006 and has audited our financial statements for the 2007 and 2006 fiscal years. The table below sets forth the total amount billed, in Canadian dollars, by KPMG LLP for services performed in the 2007 and 2006 fiscal years, and breaks down these amounts by category of service:

	2007	2006
Audit fees	$217,134	$219,488
Audit-related fees	142,102	20,357
Tax fees	--	15,383
All other fees	--	150,085	(1)
Total	$359,236	$405,313

“Audit Fees” are the aggregate fees billed by KMPG LLP for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. This category comprises fees billed for independent accountant review of the interim financial statements, as well as advisory services associated with our financial reporting.

“Audit-Related Fees” are fees charged by KPMG LLP for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

“Tax Fees” are fees for professional services rendered by KPMG LLP for tax compliance, tax advice on actual or contemplated transactions.

(1) Represents fees billed by our former auditor, UHY LDMB Advisors Inc. These fees were billed in Canadian dollars.

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

During the fiscal year ended December 31, 2007, no non-audit services were performed or approved by the audit committee to be performed by our independent accountants, other than certain tax compliance services which the audit committee believes that the independent accountants could provide without impairing their independence. There were no waivers of the audit committee pre-approval process in fiscal 2007.

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

ITEM 17.             FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18.             FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

Consolidated Financial Statements
(Expressed in thousands of United States dollars, except where indicated)

CLEARLY CANADIAN BEVERAGE CORPORATION

Year ended December 31, 2007

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Clearly Canadian Beverage Corporation

We have audited the accompanying consolidated balance sheets of Clearly Canadian Beverage Corporation ("the Company") and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended December 31, 2005 were audited by other auditors who expressed an opinion without reservation in their report dated June 12, 2006.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2(a) to the consolidated financial statements, the Company has suffered recurring losses from operations and has insufficient working capital to meet its planned business objectives that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada
April 24, 2008, except as to note 19,
        which is as of June 18, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except for share and per share amounts)

December 31, 2007, with comparative figures for 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents	$8,786	$5,267
Accounts receivable (note 5)	1,038	634
Inventories (note 6)	1,436	427
Prepaid expenses and other current assets	723	533
	11,983	6,861

Property, plant and equipment (note 7)	1,640	1,153
Derivative (note 11)	1,436	-
Prepaid contracts (note 14(a))	-	1,079
Intangible assets (note 8)	5,426	-
Goodwill (note 8)	1,693

	$22,178	$9,093

Liabilities and Shareholders’ Equity

Current liabilities:
Bank indebtedness (note 4)	$49	$-
Accounts payable and accrued liabilities (note 9)	4,273	1,608
Capital lease obligation, current portion (note 10)	36	8
	4,358	1,616

Convertible note payable (note 11)	5,442	-
Capital lease obligation, net of current portion (note 10)	155	13
	9,955	1,629
Shareholders’ equity:
Capital stock (notes 12 and 13):
Authorized:
Unlimited common share without par value
Unlimited variable multiple voting shares without par value
2,000,000 class A preferred shares
2,000,000 class B preferred shares
Outstanding – nil (2006 – 1,600,000) class B preferred shares	-	1,600
Issued – 23,468,087 (2006 – 13,917,153) common shares without par
value	-	-
Outstanding – 23,430,787 (2006 – 13,879,853) common shares without par
value	84,047	75,730
Variable multiple voting shares – 1,600,000 (2006 – 320,000)
Contributed surplus	18,033	8,290
Accumulated other comprehensive income (loss)	56	(1,101)
Deficit	(89,913)	(77,055)
	12,223	7,464

	$22,178	$9,093

Going concern (note 2(a))
Commitments and contingencies (note 14)
Subsequent events (note 18)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director

Director

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Operation and Comprehensive Loss
(Expressed in thousands of United States dollars, except for share and per share amounts)

Year ended December 31, 2007

	2007	2006	2005

Sales	$10,623	$7,462	$8,712

Cost of sales	9,212	5,677	6,349

Gross profit	1,411	1,785	2,363

Expenses:
Selling, general and administration expenses	14,528	9,177	6,872
Amortization of capital and intangible assets	875	16	122
Royalty revenue	-	(125)	(76)
Interest income	(319)	(132)	-
Other (income) expense	-	(35)	231
Financing costs	-	132	-
Interest on short-term debt	37	148	172
Interest on long-term debt	-	6	49
Interest on convertible note	520	-	-
Write-down of property, plant and equipment	-	137	382
Gain on sale of investments	-	(201)	-
Loss on settlement of lawsuit	-	797	-
Gain on financial instruments	(1,434)	-	-
Restructuring	-	112	680
	14,207	10,032	8,432

Loss for the year	(12,796)	(8,247)	(6,069)

Cumulative translation adjustment	1,157	-	-

Comprehensive loss for the year	$(11,639)	$(8,247)	$(6,069)

Loss per share, basic and diluted	$(0.63)	$(0.82)	$(1.06)

Weighted average number of shares outstanding	20,392,029	10,223,284	5,728,974

See accompanying notes to consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Balance, December 31, 2004	996,568	59,035	-	-	-	-	-	1,037	(1,253)	(62,334)	(3,515)

Private placement issued January
14, 2005 at CA$2.50 per unit prior
to consolidation	46,500	97	-	-	-	-	-	-	-	-	97
Class A preferred shares issued on
conversion of loan May 5, 2005	-	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement of class A
preferred shares issued May 5,
2005 at US$1.00 per share	-	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement issued May 16,
2005 at US$1.00 per share	2,260,000	2,260	-	-	-	-	-	-	-	-	2,260
Private placement issued May 24,
2005 at US$1.00 per share	815,000	815	-	-	-	-	-	-	-	-	815
Finders fees – private placement –
May 16, 2005 and May 24, 2005
issued at US$1.42 per share	450,000	639	-	-	-	-	-	-	-	-	639
Share issue cost – private placement		(1,003)	-	-	-	-	-	-	-	-	(1,003)
Stock dividend on class A preferred
shares issued May 24, 2005 issued
at market US$1.50 per share	7,506	11	-	-	-	-	-	-	-	(11)	-
Class A preferred shares converted
to class B preferred shares	-	-	-	(2,000,000)	(2,000)	2,000,000	2,000	-	-	-	-
Stock dividend on class B preferred
shares issued May 24, 2005 issued
at market US$1.50 per share	200,000	300	-	-	-	-	-	-	-	(300)	-
Private placement issued May 27,
2005 at US$1.00 per share	635,953	634	-	-	-	-	-	-	-	-	634

Carryforward	5,411,527	62,788	-	-	-	2,000,000	2,000	1,037	(1,253)	(62,645)	1,927

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	5,411,527	62,788	-	-	-	2,000,000	2,000	1,037	(1,253)	(62,645)	1,927

Shares issued on September 30,
2005 at market US$1.17 per share	225,000	263	-	-	-	-	-	-	-	-	263
Share issued on October 17, 2005 at
market US$1.38 per share	25,000	34	-	-	-	-	-	-	-	-	34
Option exercised at US$1.00 per
share	105,000	105	-	-	-	-	-	-	-	-	105
Shares issued on November 30,
2005 at US$2.00 per share	222,825	446	-	-	-	-	-	-	-	-	446
Shares issued on November 30,
2005 at US$2.00 per share	75,000	150	-	-	-	-	-	-	-	-	150
Private placement issued December
28, 2005 at US$1.25 per share	800,000	1,000	-	-	-	-	-	35	-	-	1,035
Share issue cost – private placement
December 28, 2005	-	(30)	-	-	-	-	-	-	-	-	(30)
Share subscription receivable	-	-	(198)	-	-	-	-	-	-	-	(198)
Fair value of stock options issued	-	-	-	-	-	-	-	1,612	-	-	1,612
Fair value of warrants issued for
consulting services	-	-	-	-	-	-	-	1,904	-	-	1,904
Restructuring cost	-	-	-	-	-	-	-	221	-	-	221
Loss for the year	-	-	-	-	-	-	-	-	-	(6,069)	(6,069)
Exchange difference	-	-	-	-	-	-	-	-	324	-	324

Balance, December 31, 2005	6,864,352	64,756	(198)	-	-	2,000,000	2,000	4,809	(929)	(68,714)	1,724

Share subscription received in											198
January, 2006	-	-	198	-	-	-	-	-	-	-
Shares issued for settlement of debt
on February 27, 2006 at US$2.00
per share	100,000	238	-	-	-	-	-	-	-	-	238
Option exercised at US$1.00 per
share	1,122,500	1,122	-	-	-	-	-	-	-	-	1,122
Shares issued for settlement of
services on March 1, 2006 at
CA$2.30 per share	28,260	58	-	-	-	-	-	-	-	-	58
Shares issued for settlement of debt
on March 28, 2006 at US$2.62 per
share	40,000	102	-	-	-	-	-	-	-	-	102
Shares issued for settlement of
services on March 31, 2006 at
US$2.39 per share	2,089	5	-	-	-	-	-	-	-	-	5

Carryforward	8,157,201	66,281	-	-	-	2,000,000	2,000	4,809	(929)	(68,714)	3,447

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	8,157,201	66,281	-	-	-	2,000,000	2,000	4,809	(929)	(68,714)	3,447

Shares issued for settlement of
services on March 31, 2006 at
US$2.30 per share	2,175	5	-	-	-	-	-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	1,954	5	-	-	-	-	-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	29,308	75	-	-	-	-	-	-	-	-	75
Shares issued for settlement of
services on April 17, 2006 at
US$2.45 per share	20,442	50	-	-	-	-	-	-	-	-	50
Shares issued for settlement of
services on April 19, 2006 at
US$2.35 per share	18,915	44	-	-	-	-	-	-	-	-	44
Shares issued for settlement of debt
on May 2, 2006 at US$2.62 per
share	88,885	233	-	-	-	-	-	-	-	-	233
Option exercised at US$1.00 per
share	45,000	45	-	-	-	-	-	-	-	-	45
Shares issued for settlement of
services on May 4, 2006 at
US$2.41 per share	8,300	20	-	-	-	-	-	-	-	-	20
Private placement issued May 10,
2006 at US$2.00 per share	1,032,500	2,065	-	-	-	-	-	-	-	-	2,065
Private placement issued May 12,
2006 at US$2.00 per share	275,000	550	-	-	-	-	-	-	-	-	550
Private placement issued May 15,
2006 at US$2.00 per share	5,000	10	-	-	-	-	-	-	-	-	10
Share issue cost – private placement
May 10, 2006 to May 15, 2006	-	(314)	-	-	-	-	-	-	-	-	(314)
Share issue cost – warrant private
placement May 10, 2006 to May 15,
2006	-	(186)	-	-	-	-	-	186	-	-	-
Shares issued for settlement of
services on June 7, 2006 at
US$2.05 per share	19,630	40	-	-	-	-	-	-	-	-	40
Shares issued for settlement of
services on June 9, 2006 at
US$2.80 per share	4,075	11	-	-	-	-	-	-	-	-	11

Carryforward	9,708,385	68,934	-	-	-	2,000,000	2,000	4,995	(929)	(68,714)	6,286

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	9,708,385	68,934	-	-	-	2,000,000	2,000	4,995	(929)	(68,714)	6,286

Shares issued for settlement of
services on June 13, 2006 at
US$2.80 per share	10,715	30	-	-	-	-	-	-	-	-	30
Option exercised at US$1.19 per
share	16,106	19	-	-	-	-	-	-	-	-	19
Warrant exercised at US$1.25 per
share	30,000	37	-	-	-	-	-	-	-	-	37
Shares issued for services on July
25, 2006 at US$3.29 per share	9,312	31	-	-	-	-	-	-	-	-	31
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$3.69 per share	24,314	89	-	-	-	-	-	-	-	-	89
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$2.40 per share	600,000	1,440	-	-	-	-	-	-	-	-	1,440
Private placement issued on July 6,
2006 to July 13, 2006 at US$2.75
per share	1,205,000	3,314	-	-	-	-	-	-	-	-	3,314
Share issue cost – private placement
July 6, 2006 to July 13, 2006	-	(397)	-	-	-	-	-	-	-	-	(397)
Share issue cost – warrant private
placement July 6, 2006 to July 13,
2006	-	(162)	-	-	-	-	-	162	-	-	-
Shares issued for services on July
10, 2006 at US$3.92 per share	4,197	16	-	-	-	-	-	-	-	-	16
Option exercised at US$2.00 per											150
share	75,000	150	-	-	-	-	-	-	-	-
Option exercised at US$1.00 per
share	30,000	30	-	-	-	-	-	-	-	-	30
Option exercised at US$1.19 per
share	16,102	19	-	-	-	-	-	-	-	-	19
Shares issued for services on August
16, 2006 at US$3.28 per share	4,121	13	-	-	-	-	-	-	-	-	13
Shares issued for services on August
1, 2006 at US$2.30 per share	140,000	322	-	-	-	-	-	-	-	-	322
Private placement completed August
31, 2006 at US$3.00 per share	333,334	1,000	-	-	-	-	-	-	-	-	1,000
Share issue cost – private placement
August 31, 2006	-	(120)	-	-	-	-	-	-	-	-	(120)
Share issue cost – private placement
August 31, 2006	-	(825)	-	-	-	-	-	825	-	-	-

Carryforward	12,206,586	73,940	-	-	-	2,000,000	2,000	5,982	(929)	(68,714)	12,279

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	12,206,586	73,940	-	-	-	2,000,000	2,000	5,982	(929)	(68,714)	12,279

Share issued for settlement of
services on August 1, 2006 at
US$2.30 per share	4,395	14	-	-	-	-	-	-	-	-	14
Cash dividend on class B preferred
paid on October 10, 2006	-	-	-	-	-	-	-	-	-	(94)	(94)
Conversion of $150,000 preferred
shares to common shares on
November 21, 2006	615,000	150	-	-	-	(150,000)	(150)	-	-	-	-
Conversion of $250,000 preferred
shares to common shares on
November 29, 2006	1,025,000	250	-	-	-	(250,000)	(250)	-	-	-	-
Shares issued for settlement of
lawsuits on December 11, 2006 at
US$3.28 per share	13,477	44	-	-	-	-	-	-	-	-	44
Shares issued for services on
December 8, 2006 at US$2.38 per
share	4,235	10	-	-	-	-	-	-	-	-	10
Shares issued for services on
December 8, 2006 at US2.66 per
share	4,498	12	-	-	-	-	-	-	-	-	12
Shares issued for services on
December 8, 2006 at US$2.76 per
share	4,162	12	-	-	-	-	-	-	-	-	12
Option exercised at US$1.00 per
share	2,500	3	-	-	-	-	-	-	-	-	3
Paid-in capital – exercise of stock
options	-	1,304	-	-	-	-	-	(1,304)	-	-	-
Fair value of stock options issued for
the 12 months ended December
31, 2006	-	-	-	-	-	-	-	3,310	-	-	3,310
Fair value of warrants issued for the
12 months ended December 31,
2006	-	-	-	-	-	-	-	302	-	-	302
Loss for the 12 months ended
December 31, 2006	-	-	-	-	-	-	-	-	-	(8,247)	(8,247)
Exchange difference	-	(9)	-	-	-	-	-	-	(172)	-	(181)

Balance, December 31, 2006,
carryforward	13,879,853	75,730	-	-	-	1,600,000	1,600	8,290	(1,101)	(77,055)	7,464

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	13,879,853	75,730	-	-	-	1,600,000	1,600	8,290	(1,101)	(77,055)	7,464

Option exercised at US$2.00 per
share on January 11, 2007	36,000	72	-	-	-	-	-	-	-	-	72

Option exercised at US$2.10 per
share on January 23, 2007	10,000	21	-	-	-	-	-	-	-	-	21
Shares issued for services on Jan
22, 2007 at US2.38 per share	3,874	9	-	-	-	-	-	-	-	-	9
Conversion of $500,000 preferred
shares to common shares on
January 7, 2007	2,050,000	500	-	-	-	(500,000)	(500)	-	-	-	-
Conversion of $500,000 preferred
shares to common shares on
January 12, 2007	2,050,000	500	-	-	-	(500,000)	(500)	-	-	-	-
Warrant exercised at US$1.25 per
share on February 23, 2007	60,000	75	-	-	-	-	-	-	-	-	75
Option exercised at US$2.00 per
share on February 25, 2007	37,500	75	-	-	-	-	-	-	-	-	75
Shares issued for services on
February 25, 2007 at US2.91 per
share	4,074	12	-	-	-	-	-	-	-	-	12
Option exercised at US$2.00 per
share on March 2, 2007	37,500	75	-	-	-	-	-	-	-	-	75
Private placement issued on March
14, 2007 to March 23, 2007 at
US$3.00 per share	833,000	2,499	-	-	-	-	-	-	-	-	2,499
Shares issued for services on May 8,
2007 at US2.83 per share	8,444	26	-	-	-	-	-	-	-	-	26
Private placement issued on March
30, 2007 at US$3.00 per share	333,333	1,000	-	-	-	-	-	-	-	-	1,000
Shares issued for services on April 3,
2007 at US2.83 per share	9,078	26	-	-	-	-	-	-	-	-	26
Shares issued for services on May 8,
2007 at US2.83 per share	3,662	10	-	-	-	-	-	-	-	-	10
Shares issued for services on May 8,
2007 at US2.70 per share	9,465	26	-	-	-	-	-	-	-	-	26
Shares issued for services on May 8,
2007 at US3.00 per share	1,705	5	-	-	-	-	-	-	-	-	5

Carryforward	19,367,488	80,661	-	-	-	600,000	600	8,290	(1,101)	(77,055)	11,395

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	19,367,488	80,661	-	-	-	600,000	600	8,290	(1,101)	(77,055)	11,395

Brokers warrant exercised at
US$2.25 per share on May 14,
2007	79,025	178	-	-	-	-	-	-	-	-	178
Restricted shares issued for
purchase of My Organic Baby at
$2.76 per share on May 25, 2007	200,000	553	-	-	-	-	-	-	-	-	553
Non Lock Up restricted shares
issued for purchase of My Organic
Baby at $2.48 per share on May 25,
2007	215,000	533	-	-	-	-	-	-	-	-	533
Option exercised at US$1.00 per
share on May 25, 2007	100,000	100	-	-	-	-	-	-	-	-	100
Option exercised at US$1.18 per
share on June 1, 2007	9,872	12	-	-	-	-	-	-	-	-	12
Option exercised at US$1.00 per
share on June 7, 2007	50,000	50	-	-	-	-	-	-	-	-	50
Shares issued for services on June
7, 2007 at US2.64 per share	10,135	27	-	-	-	-	-	-	-	-	27
Option exercised at US$1.00 per
share on June 7, 2007	50,000	50	-	-	-	-	-	-	-	-	50
Finders fee issued – private
placement March 14 to 30, 2007 at
US$2.42 per share on June 7, 2007	90,000	218	-	-	-	-	-	-	-	-	218
Shares issued for consideration on
employment contract on June 8,
2007 at US2.48 per share	215,000	533	-	-	-	-	-	-	-	-	533
Option exercised at US$1.18 per
share on June18, 2007	7,922	9	-	-	-	-	-	-	-	-	9
Option exercised at US$1.00 per
share on June 20, 2007	10,000	10	-	-	-	-	-	-	-	-	10
Option exercised at US$1.00 per
share on June 20, 2007	25,000	50	-	-	-	-	-	-	-	-	50
Option exercised at US$1.75 per
share on June 20, 2007	117,500	206	-	-	-	-	-	-	-	-	206

Carryforward	20,546,942	83,190	-	-	-	600,000	600	8,290	(1,101)	(77,055)	13,924

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	20,546,942	83,190	-	-	-	600,000	600	8,290	(1,101)	(77,055)	13,924

Option exercised at US$1.00 per
share on June 20, 2007	10,000	10	-	-	-	-	-	-	-	-	10
Cash dividend on class B preferred
paid on June 20, 2007	-	-	-	-	-	-	-	-	-	(62)	(62)
Option exercised at US$2.12 per
share on June 21, 2007	3,460	7	-	-	-	-	-	-	-	-	7
Share issue cost – private placement
March 14 to 30, 2007	-	(70)	-	-	-	-	-	-	-	-	(70)
Share issue cost - Finders fees–
private placement March 14 to 30,
2007	-	(218)	-	-	-	-	-	-	-	-	(218)
Shares issued for services on July 4
and 5, 2007 at US2.85 per share	21,113	61	-	-	-	-	-	-	-	-	61
Option exercised at US$1.75 per
share on July 16, 2007	32,768	58	-	-	-	-	-	-	-	-	58
Shares issued for services on August
1, 2007 at US2.78 per share	9,635	28	-	-	-	-	-	-	-	-	28
Option exercised at US$1.75 per
share on August 16, 2007	116,399	204	-	-	-	-	-	-	-	-	204
Shares issued for settlement of
acquisition liability – DMR Food
Corporation at US$2.90 on August
13, 2007	155,279	428	-	-	-	-	-	-	-	-	428
Restricted shares cancelled for
purchase of My Organic Baby at
$2.76 per share on September,
2007	(200,000)	(553)	-	-	-	-	-	-	-	-	(553)
Paid-in capital – exercise of stock
options for the 12 months ended
September 30, 2007	-	1,449	-	-	-	-	-	(1,449)	-	-	-
Fair value of stock options issued for
the 12 months ended December
31, 2007	-	-	-	-	-	-	-	1,873	-	-	1,873
Fair value of warrants issued for 12
months ended December 31, 2007	-	(1,651)	-	-	-	-	-	1,651	-	-	-
Fair value of warrant for consulting
agreement cancelled except for the
warrant	-	-	-	-	-	-	-	1,449	-	-	1,449
Fair value of warrant for convertible
note payable	-	-	-	-	-	-	-	2,454	-	-	2,454
Fair value of conversion option in
convertible note payable	-	-	-	-	-	-	-	2,419	-	-	2,419
Fair value of subordinated
convertible note payable	-	-	-	-	-	-	-	1,346	-	-	1,346

Carryforward	20,695,596	82,943	-	-	-	600,000	600	18,033	(1,101)	(77,117)	23,358

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			subscription						comprehensive		Shareholders’
	Number		receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	20,695,596	82,943	-	-	-	600,000	600	18,033	(1,101)	(77,117)	23,358

Shares issued for services on
September 10, 2007 at US$2.47
per share	10,862	27	-	-	-	-	-	-	-	-	27
Shares issued for consulting services
on September 27, 2007 at US$2.11
per share	228,310	482	-	-	-	-	-	-	-	-	482
Shares issued for consulting services
on October 31, 2007 at $2.11 per
share	8,657	18	-	-	-	-	-	-	-	-	18
Conversion of $600,000 preferred
shares to common shares on
October 15, 2007	2.460,000	600	-	-	-	(600,000)	(600)	-	-	-	-
Shares cancelled for consulting
services on November 15, 2007 at
USD$2.99 per share	(17,250)	(52)	-	-	-	-	-	-	-	-	(52)
Shares issued for consulting services
on November 15, 2007 at $1.64 per
share	14,612	24	-	-	-	-	-	-	-	-	24
Shares issued for consulting services
on December 6, 2007 at $0.83 per
share	30,000	25	-	-	-	-	-	-	-	-	25
Loss for the 12 months ended
December 31, 2007	-	-	-	-	-	-	-	-	-	(12,796)	(12,796)
Cumulative translation adjustment	-	(20)	-	-	-	-	-	-	1,157	-	1,137

Balance, December 31, 2007	23,430,787	84,047	-	-	-	-	-	18,033	56	(89,913)	12,223

See accompanying notes to consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Cash Flows
(Expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

	2007	2006	2005

Cash flows from operating activities:
Loss for the year	$(12,796)	$(8,247)	$(6,069)
Items not involving cash (note 16 (a))	3,258	4,986	2,790
Changes in non-cash working capital balances
related to operations (note 16(b))	3,469	414	(2,376)
	(6,069)	(5,655)	(5,655)

Cash flows from financing activities:
Proceeds on issuance of short-term debt	-	-	1,277
Proceeds from issuance of capital stock and
warrants	4,690	7,731	6,516
Proceeds from convertible notes payable	9,000	-	-
Bank indebtedness	(120)	(361)	89
Dividend paid on class B preferred shares	(61)	(94)	-
Repayment of short-term debt	-	-	(446)
Repayment of long-term debt	-	-	(1,660)
	13,509	7,276	5,776

Cash flows from investing activities:
Proceeds from sale of property, plant and
equipment	-	358	-
Proceeds from sale of long-term investment	-	230	-
Acquisition of DMR Food Corporation (note 3)	(1,743)	-	-
Acquisition of My Organic Baby Inc. (note 3)	(3,105)	-	-
Purchase of property, plant and equipment	(66)	(41)	-
	(4,914)	547	-

Effect of exchange rates on cash and cash
equivalents	993	(229)	321

Increase in cash and cash equivalents	3,519	4,747	442

Cash and cash equivalents, beginning of year	5,267	520	78

Cash and cash equivalents, end of year	$8,786	$5,267	$520

Interest paid	$676	$154	$191

Supplementary cash flow information (note 16)

See accompanying notes to consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

1.	Nature of operations:

The Company produces, distributes and markets beverage products, flavoured beverages, organic baby food and snack food products. The Company’s products are sold principally in the United States and Canada.

2.	Significant accounting policies:

	(a)	Going concern:

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $12,796,000 for the year ended December 31, 2007. At December 31, 2007 it has working capital of $7,625,000. Operations for the year ended December 31, 2007 have been funded primarily from cash reserves raised by the issuance of capital stock and convertible notes. Management is of the opinion that its cash and cash equivalents of $8.7 million at December 31, 2007 will provide sufficient working capital to meet the Company’s cash requirements until the fourth quarter of 2008.

Management has continued to take steps to try to improve the Company’s financial results and cash flow which includes pursuing equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it will be able to secure the necessary financing, however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

	(b)	Principles of accounting:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). .

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

2.	Significant accounting policies (continued):

	(c)	Basis of presentation:

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation (o/a Clearly Canadian Brands) and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation, Blue Mountain Springs Ltd., DMR Food Corporation (o/a Sweet Selections) and My Organic Baby Inc.

In view of the consolidated nature of these financial statements, the term “Company”, as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

	(d)	Foreign currency translation:

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

For bill and hold transactions, the Company recognizes revenue at the time production is complete and the sale is invoiced to the customer. Bill and hold revenue recognized must also meet the following criteria:

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

2.	Significant accounting policies (continued):

(e)	Revenue recognition (continued):

(1)	The risk of ownership has passed to the customer
(2)	The customer has made a fixed commitment to purchase the goods in writing
(3)	The customer requests that the transaction be on a bill and hold basis
(4)	The customer has a fixed schedule for the delivery of product
(5)	The customer has retained specific performance obligations
(6)	The products have been segregated from the Company’s inventory and are not subject to being used to fill other orders
(7)	The products have been completed and ready for shipment
(8)	The company expects the customer to pay under its normal billing and credit terms
(9)	The Company does not expect risk of loss due to a decline in the market value of goods
(10)	The customer’s custodial risk is insurable and insured
(11)	There are no exceptions to the customer’s commitment to accept and pay for the products sold

As of the year ended December 31, 2007 there are no bill and hold transactions.

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

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

2.	Significant accounting policies (continued):

	(g)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods which represent estimated useful life:

Asset	Rate

Buildings	30 years
Equipment	4 – 15 years
Packaging equipment under capital lease	Over the term of the lease
Vehicle	30% declining balance
Leasehold improvements	Term of the lease

(h)	Impairment of long-lived assets:

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

(i)	Goodwill:

Goodwill is the excess of the cost of an acquired business over the net of the amounts assigned to assets acquired less liabilities assumed. Goodwill is not subject to amortization. The carrying value is tested for impairment at least annually, and any excess over fair value will be charged to operations as impairment loss in the period.

(j)	Intangible assets:

Intangible assets acquired are initially recognized and measured at cost. Intangible assets with finite useful lives are amortized over their estimated useful lives. The amortization methods and estimated useful lives of intangible assets are reviewed annually. Intangible Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

2.	Significant accounting policies (continued):

	(k)	Stock-based compensation plan:

The Company has stock-compensation plans, which are described in note 13. The Company accounts for all stock-based payments granted to employees and non-employees on or after January 1, 2002, using the fair value based method as per CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments which requires entities to account for employee stock options using the fair value based method. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. Consideration paid by employees on the exercise of stock options is recorded as capital stock. Stock-based payments to non-employees are measured at the fair value of the consideration received and are recognized as the options are earned.

Consideration paid for stock on exercise of stock options is credited to capital stock.

	(l)	Cash and cash equivalents:

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

	(m)	Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and warrants, the allocation of proceeds to components of convertible debentures, valuation of derivatives and impairment testing of goodwill and intangible assets. Actual results could differ materially from those estimates.

	(n)	Financial instruments:

(i) Fair value of financial instruments:

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt and capital lease obligation approximates their fair value based upon the discount rates applied.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

2.	Significant accounting policies (continued):

	(n)	Financial instruments (continued):

		(ii)	Concentration of credit risk:

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At December 31, 2007, four customers represented 74% (December 31, 2006 – three customers represented 64%) of total accounts receivable.

		(iii)	Interest rate risk:

The US short-term bank credit facility bears interest at US prime rate plus 4% and the Canadian dollar short term bank credit facility bears interest at Canadian prime rate plus 1.25%.

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

	(o)	Income taxes:

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between tax basis of an asset or a liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using income tax rates that are expected to apply to taxable income in the periods that the temporary differences are expected to reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

	(p)	Advertising and marketing costs:

The Company expenses all advertising and marketing costs as incurred. For the year ended December 31, 2007, the Company incurred marketing costs of $1,697,000 (2006 - $2,020,943). These costs are included in selling expenses.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

2.	Significant accounting policies (continued):

	(q)	Loss per share:

Loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding. Diluted loss per share is computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive. Basic and diluted loss per share have been adjusted for $61,000 of preferred share dividends to reflect income available to shareholders.

Diluted loss per share is the same as basic loss per share since the exercise of stock options and warrants would be anti-dilutive

	(r)	Other significant accounting policies:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation, and, Section 3865,

Hedges, retroactively without restatement. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except to redefine amounts previously presented in shareholders’ equity as cumulative translation account to be accumulated other comprehensive loss. The adoption of these Handbook Sections had no impact on opening retained earnings.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

2.	Significant accounting policies (continued):

(r) Other significant accounting policies (continued):

Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents, and short-term investments as held-for-trading, which are measured at fair value. Accounts receivable and income taxes receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities. The Company does not have either available-for-sale, or held-to-maturity instruments during the twelve months ended December 31, 2007. The Company has not designated any financial liabilities as held-for-trading.

3.	Acquisitions:

On February 7, 2007, the Company completed the acquisition of 100% of the shares of DMR Food Corporation operating under the name of Sweet Selection (“DMR”), a leading seller of organic and natural snack foods in Eastern Canada. The Company acquired the shares of DMR for an initial payment of US$380,000 (CA$450,000) in cash and warrants to purchase 3,000,000 of the Company’s common shares at a purchase price of US$4.00 per share within 3 years. The DMR share purchase agreement provided that if a gain of CA$2,550,000 was not realized by the holder from the sale of the warrant shares by February 7, 2008, the Company would be required to pay any shortfall up to a maximum of US$2,167,000 (CA$2,550,000). The amount of this corporate guarantee was recorded by the Company as a current and long term liability, as applicable. The results of operations of DMR Food Corporation have been consolidated from February 7, 2007. On August 13, 2007, the Company issued 155,279 common shares at a market price of US$2.74 per share as partial payment for the debt guaranteed by the Company.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

3.	Acquisitions (continued):

On September 25, 2007, the Company entered into a securities purchase agreement modifying the payment terms in the DMR share purchase agreement. The warrants to purchase 3,000,000 of the Company’s common shares were surrendered, cash consideration of CA$1,323,530 (US$1,317,177) was paid and the Company issued a Subordinated Convertible Note (note 11) of CA$725,689 (US$723,206) with a maturity date of September 25, 2027.

The following table summarizes the purchase consideration paid or payable and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Purchase consideration
Cash paid	$381
Purchase price guarantee	2,167
Business combination expenses	31

$2,579

Allocation of purchase consideration
Assets:
Cash	$49
Accounts receivable	642
Inventory	378
Plant and equipment	284
Other current assets	33
1,386

Liabilities:
Accounts payable	726
Bank loan	169
Capital lease obligation	202
(1,097)

Net identifiable assets	289

Excess of purchase consideration over net identifiable
assets - goodwill and other intangibles	2,290

$2,579

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

3.	Acquisitions (continued):

Excess of purchase consideration over net identifiable assets consists of acquired intangible assets, which are comprised of distribution relationships, supplier agreements, trademarks, copyrights and brands, proprietary trade secrets, non-compete covenant agreements and goodwill. On May 24th , 2007, the Company completed the acquisition of 100% of the shares of My Organic Baby Inc. (“MOB”), a leading seller of organic baby food in Canada. The Company acquired the shares of MOB for an initial payment of US$369,000 (CA$400,000) in cash, 415,000 common shares of the company and warrants to purchase 3,750,000 of the Company’s common shares at a purchase price of US$4.00 per share within 3 years. The MOB share purchase agreement provided that if a gain of CA$600,000 was not realized from the sale of the common shares within two years, the Company would pay any shortfall, and if CA$3,750,000 was not realized by the holder from the sale of the warrant shares by November 24, 2008, the Company would be required to pay any shortfall up to a maximum of CA$3,750,000 (US$3,459,000). The amount of this corporate guarantee was recorded by the Company as a current and long term liability, as applicable. The results of operations of My Organic Baby Inc. have been consolidated from May 24, 2007.

On September 25th, 2007, the Company entered into a securities purchase agreement modifying the payment terms in the MOB share purchase agreement. The warrants to purchase 3,750,000 of the Company’s common shares and 200,000 restricted common shares were surrendered, cash consideration of CA$2,676,470 (US$2,663,623) was paid and the Company issued a subordinated Convertible Note (note 12) of CA$1,564,082 (US$1,556,574) with a maturity date of September 25, 2027. The Company also guaranteed that if a gain of CA$600,000 is not realized by March 18, 2009, from the sale of 215,000 common shares not surrendered in the transaction, the Company will pay any shortfall.

The following table summarizes the purchase consideration paid or payable and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

3.	Acquisitions (continued):

Purchase consideration
Cash paid	$369
Non lock up shares – 215,000 common shares	553
Restricted shares – 200,000 common shares	533
Purchase price guarantee	3,458

$4,913

Allocation of purchase consideration
Assets:
Cash	$21
Accounts receivable	445
Inventory	142
Plant and equipment	21
Other current assets	131
760

Liabilities:
Accounts payable	(686)

Net identifiable assets	74

Excess of purchase consideration over net identifiable
assets - goodwill and other intangibles	4,839

$4,913

Excess of purchase consideration over net identifiable assets consists of acquired intangible assets, which are comprised of distribution relationships, supplier agreements, trademarks, copyrights and brands, proprietary trade secrets, non-compete covenant agreements and goodwill.

The net impact of the securities purchase agreements which modified the DMR and MOB share purchase agreements, was the cancellation of the warrants issued under the DMR and MOB share purchase agreements, and the related guarantees by the Company and the cancellation of 200,000 common shares, collectively for consideration of cash and convertible debt. The net difference between the instruments cancelled and the consideration given is $158,000 which was credited to the Company’s income statement. The securities purchase agreements did not affect the purchase price of DMR and MOB.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

4.	Bank indebtedness:

The Company’s subsidiary, CC Beverage (US) Corporation (“CC Beverage”), has an operating line of credit with an unspecified term available with a United States bank, which bears interest at US prime rate plus 4%. The borrowing facility is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at December 31, 2007 - $303,839, December 31, 2006 - $403,593). The weighted average interest rate for the year ended December 31, 2007 was 12.04% (December 31, 2006 – 11.96%). As at December 31, 2007 nil (December 31, 2006 - nil) had been drawn on this line of credit. This operating line of credit is also secured by a guarantee from the Company. As of February 29, 2008, the line of credit expired and the Company’s did not renew the operating line of credit.

The Company’s subsidiary, DMR, has a demand operating loan facility of CA$250,000, bearing interest at Royal Bank of Canada prime lending rate plus 1.25% per annum. The facility is secured by a general security agreement covering all assets of DMR as well as guarantee and postponement of claims in the amount of CA$455,000 by the Company. The weighted average interest rate from February 7, 2007 to December 31, 2007 was 5.86%. As of December 31, 2007 $49,407 had been drawn on this line of credit.

The Company’s subsidiary, MOB, has a demand operating loan facility of CA$250,000, bearing interest at Royal Bank of Canada prime lending rate plus 1.25% per annum. The facility is secured by a general security agreement covering all assets of MOB, as well as guarantee and postponement of claims in the amount of CA$250,000 by a former shareholder of MOB and a collateral mortgage in the amount of $211,000 on property owned by the former shareholder. The weighted average interest rate from February 7, 2007 to December 31, 2007 was 5.90%. As of December 31, 2007 nil had been drawn on this line of credit. As of December 31, 2007, the line of credit expired and the Company’s did not renew the operating line of credit.

5.	Accounts receivable:

	2007	2006

Trade accounts receivable, net of allowance of $210,000
(2006 - $53,000)	$863	$597
Other receivables	175	37

	$1,038	$634

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

6.	Inventories:

	2007	2006
Finished goods	$1,226	$280
Raw materials	210	147
	$1,436	$427

7.	Property, plant and equipment and assets:

		Accumulated		2007
	2007	amortization	Write-down	Net

Land and water sources	$1,192	$-	$-	$1,192
Buildings	1,206	1,147	-	59
Equipment	1,632	1,250	-	382
Leasehold improvements	79	77	-	2
Vehicle	5	-	-	5

	$4,114	$2,474	$-	$1,640

		Accumulated		2006
	2006	amortization	Write-down	Net

Land and water sources	$1,035	$-	$-	$1,035
Buildings	1,047	996	51	-
Equipment	1,157	953	86	118
Leasehold improvements	67	67	-	-

	$3,306	$2,016	$137	$1,153

Included in equipment are assets under capital lease having a value of $222,643 and accumulated amortization of $38,206 with a net book value of $184,437 at 2007 (2006 - nil).

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

8.	Goodwill and other intangible assets:

(a)	Intangible assets as at December 31, 2007 are as follows:

	DMR Food	My Organic
	Corp.	Baby Inc.	Accumulated	2007
	2007	2007	amortization	Net

Distributor relationships	$559	$715	$144	$1,130
Trademarks, copyright	489	834	147	1,176
and brands
Other intangible assets	1,291	2,341	512	3,120

	$2,339	$3,890	$803	$5,426

Propriety trade secrets, distribution relationship, supplier agreements, trademarks, copyright and brands are amortized over a period of 3 to 6 years based on third party valuation. The amortization expense for the year ended December 31, 2007 was $803,000 (2006 – nil).

(b)	Goodwill as at December 31, 2007 is as follows:

	DMR Food	My Organic
	Corp.	Baby Inc.
	2007	2007	Total

Goodwill	$364	$1,329	$1,693

The company performs annual impairment test for goodwill. As of December 31, 2007, the company completed its impairment tests and determined that goodwill was not impaired.

9.	Accounts payable and accrued liabilities:

	2007	2006

Trade accounts payable	$2,896	$1,062
Marketing fees	350	304
Other accrued liabilities	1,027	242

	$4,273	$1,608

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

10.	Capital lease obligation:

The Company has entered into lease arrangements to acquire computer equipment. The liability under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 18% per annum and is secured by the computer equipment.

The Company’s subsidiary has entered into lease arrangements to acquire packaging equipment. The liability under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 6.70% to 6.75% per annum and is secured by the packaging equipment.

The Company’s obligations under the capital leases consist of:

	2007	2006

Minimum lease payments payable	$228	$26
Portion representing interest to be recorded over the
remaining term of the lease	(37)	(5)
	191	21

Current portion	(36)	(8)

	$155	$13

Future minimum annual lease payments as at December 31, 2007 under the capital lease are as follows:

2008	$57
2009	57
2010	57
2011	57

$228

11.	Convertible note payable:

	2007	2006

Senior convertible notes payable	$9,360	$-
Subordinated convertible note payable	2,421	-
Discount on senior and subordinated convertible note	(6,339)
payable

	$5,442	$-

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

11.	Convertible note payable (continued):

On September 26, 2007, the Company entered into a securities purchase agreement with institutional investors to sell senior convertible notes for $9.36 million maturing on September 26th , 2027 and to issue five year share purchase warrants to purchase 4,017,162 common shares of the Company (The “Series E Warrants” and the “Series F Warrants”). The 2,008,581 Series E Warrants are exercisable at an initial exercise price of $2.33 per shares (subject to future adjustment) and the 2,008,581 Series F Warrants are exercisable at an initial exercise price of $2.56 per share (subject to future adjustment). The Company paid an approximate 4% financing fee to the placement agent in the financing. The company received net proceeds from the financing of approximately $9 million after the payment of the financing fee. The Company also issued to the placement agent 500,000 share purchase warrants exercisable at an initial price of $2.33 per share on the same terms as the Series E Warrants.

The primary features of the Senior Convertible Notes are: (i) interest at 9% per annum for year 1 to 3 and at 18% per annum for year 4 to maturity, payable monthly in cash, or, subject to volume and ownership limitations and in the Company’s discretion, common shares based on a 10% discount to the then market price, (ii) convertible at any time by the holders at the conversion price (initially $2.33 per share, subject to future adjustment), (iii) during year 1 to 2, provided the market price of the company’s common share is double the conversion price, the Company can, subject to volume and ownership limitations, call the Senior Convertible Notes, (iv) in year 3 and beyond, the Company can, subject to volume and ownership limitation, force conversion of the Senior Convertible Note at the lower of the initial conversion price or at a 15% discount of the then market price and so long as the Company is converting the Senior Convertible Notes, the interest rate remains at 9%; and (v) in year 4 and to maturity the Senior Convertible Notes can be called by the note holders.

The Company used the relative fair value approach to value the Senior Convertible Notes based on their value (i) without the conversion feature (ii) with the conversion option and (iii) with the warrants. Based on this volatility assumption (52%) and credit spread assumption (12%), the Company calculated the fair value of the convertible notes, the straight note value, conversion option value and call option value.

The fair value of the Senior Convertible Notes based on the above approach was $4,365,000 ($9,360,000 less discount on Senior Convertible Notes of $4,995,000). The fair value of the call option (embedded derivative) was $2,000 and $1,436,000 at September 26 and December 31, 2007, respectively. The company amortized the discount over 3 year, and as of December 31, 2007 the company accreted $237,000.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

11.	Convertible note payable (continued):

The Company is required to pay liquidated damages in cash to the Senior Convertible Note holders if (i) a registration statement registering the common shares underlying the Senior Convertible Notes is not declared effective by the Securities and Exchange Commission on or before January 23, 2008 (an “Effectiveness Failure”) or (ii) after a registration statement has been declared effective by the Securities and Exchange Commission, sales of “registrable securities” cannot be made by a note holder (a “Maintenance Failure”).

The amount of liquidated damages is calculated as follows: (A) 2% of the aggregate purchase price paid for the Senior Convertible Notes, the Series E Warrants and the Series F Warrants on each of the following dates: (i) the day of an Effectiveness Failure; (ii) the initial day of a Maintenance Failure; (iii) on the 30th day after the day of an Effectiveness Failure (pro rated for periods totaling less than 30 days); and (vi) on the 30th day after the initial day of a Maintenance Failure (pro rated for periods totaling less than 30 days) and (B) 1% of the aggregate purchase price paid for the Senior Convertible Notes, the Series E Warrants and the Series F Warrants on each of the following dates: (i) on every 30th day following the 31st first day following such Effectiveness Failure (pro rated for periods totaling less than 30 days) until such Effectiveness Failure is cured; and (ii) on every 30th day following the 31st day following such Maintenance Failure (pro rated for periods totaling less than 30 days) until such Maintenance Failure is cured. In the event we fail to timely make these liquidated damages payments, these amounts will bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full.

As of January 23, 2008, the registration statement relating to the Senior Convertible Notes is still not effective by the Securities and Exchange Commission and the company will be required to pay liquidated damage. The actual amount of liquidated damages payments, if any, will depend on the actual effective date of the registration statement and may be more or less than our estimated amount.

On September 26, 2007, the company also entered into a securities purchase agreement with former shareholders of DMR and MOB to modify the share purchase agreements dated February 7, 2007 and May 24, 2007 in which the company purchased DMR and MOB respectively. Details of this modification are provided in note 3. The primary features of the subordinated convertible notes issued to those persons are the same as the Senior Convertible Notes with the exception that the interest is at 9% from year 1 to maturity and there are provisions for liquidated damages in the event of the registration statement being filed late.

The Company valued the subordinated convertible notes based on using the Black-Scholes method, volatility assumption of 52%, and credit spread of 12% over 20 years. Based on these factors the fair value is $1,077,000 ($2,421,000 less discount on subordinated convertible notes of $1,344,000).

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

12.	Capital stock:

Authorized:

Common shares-limited voting shares, unlimited number authorized, without par value

Preferred Shares:

(a)	2,000,000 Class A Preferred Shares with special rights and restrictions:

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

(b)	2,000,000 Class B Preferred Shares with special rights and restrictions:

The Class B Preferred Shares includes the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of US$1.00 per share, and thereafter in advance in monthly cash installments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares. With the agreement of the Class B shareholder, BG Capital Group Ltd., and the approval of the shareholders, on March 16, 2006, the conversion ratio was fixed at 4.1 common shares and 0.8 Variable Multiple Voting Shares for each one Class B Preferred Share.

Variable Multiple Voting Shares:

On March 16, 2006, a special general meeting of shareholders was held, and the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. At December 31, 2007, the 1,600,000 issued and outstanding Variable Multiple Voting Shares entitles the holder to 39,232,759 votes at a meeting of shareholders.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

12.	Capital stock (continued):

On February 27, 2006, March 28, 2006 and May 2, 2006, Global (GMPC) Holdings Inc. converted $200,000 (CA$222,570), $80,000 (CA$89,250) and $177,770 (CA$188,000) of principal amount of loans into common shares at conversion prices ranging from US$2.00 to US$2.62 per share. The Company issued 100,000, 40,000 and 88,885 shares respectively.

On May 12, 2006, the Company entered into an agreement to surrender all of the Series A, B, C and D Warrants issued in connection with the December 28, 2005 private placement agreement. In consideration thereof, certain of the investors were granted Series A warrants for the purchase of a total of 4,120,000 shares at a price of US$1.25, exercisable within two years following the effective date on which the warrants are registered pursuant to a registration statement filed with the US Securities and Exchange Commission. In September 2007, the expiration date of the Series A warrants was extended to December 2010.

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

In July 2006, the Company completed a brokered private placement of 1,205,000 common shares issued at US$2.75 per share raising a total of $3,314,000. The Company paid broker’s fees of $259,462 and granted broker warrants to purchase 84,350 common shares at US$3.00 per share, vesting upon issuance and expiring in July, 2007. The Company paid an additional finders fee of $138,187 to BG Capital, a controlling shareholder of the Company.

In August 2006, the Company settled litigation with respect to its Blue Mountain Springs subsidiary. The terms of the settlement included the issuance of 624,314 shares with a fair value of $1,529,000.

In August 2006, the Company issued 140,000 common shares at US$2.30 per share to BG Capital, a controlling shareholder of the Company, under the terms of a management services contract now expired.

In August 2006, the Company completed a brokered private placement of 333,334 common shares issued at $3.00 per share, together with a warrant to purchase 333,334 common shares at $3.25 per share, vesting upon issuance and expiring in September, 2008, raising a total of $1,000,000. The Company paid broker’s fees of $70,000 and granted broker warrants to purchase 23,333 common shares at US$3.25 per share, vesting upon issuance and expiring in August, 2007. The Company paid an additional finders fee of $50,000 to BG Capital, a controlling shareholder of the Company.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

12.	Capital stock (continued):

In October 2006, the Company paid $94,246 to BG Capital in respect of dividends payable on the Class B Preferred Shares from May 12, 2006 to October 31, 2006.

In November 2006, BG Capital converted 400,000 Class B Preferred Shares for 1,640,000 common shares and 320,000 Variable Multiple Voting Shares. In January, 2007, BG Capital converted 1,000,000 Class B Preferred Shares for 4,100,000 common shares and 800,000 Variable Multiple Voting Shares.

In March, 2007, the Company completed a brokered private placement of 1,166,333 common shares issued at $3.00 per share, together with a warrant to purchase 1,166,333 common shares at $3.25 per share, vesting on July, 2007 and expiring in March, 2009, raising a total of $3,499,000. The Company paid broker’s fees of $69,930 and granted broker warrants to purchase 23,333 common shares at US$3.25 per share, vesting on July, 2007 and expiring in March, 2009. The Company also paid a finders fees by issuing 90,000 common shares at $2.42 per share.

In May, 2007, the Company completed the acquisition of 100% of the shares of My Organic Baby Inc. and in connection therewith, the Company issued 415,000 common shares of which 200,000 were surrendered when the Company entered into a securities purchase agreement with the former shareholders of My Organic Baby Inc. (see note 3). The Company also issued 215,000 common shares in connection with employment agreements with the former officers and shareholders of My Organic Baby Inc. (see note 14(a)).

In June, 2007, the Company paid $61,150 to BG Capital in respect of dividends payable on the Class B Preferred Shares from November 1, 2006 to June 30, 2007.

13.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares:

(a) Stock options:

Under the April 29, 2005 stock plan, the Company may grant options to purchase up to 1,750,000 common shares of the Company, and under the 2006 equity incentive plan, the Company may grant options to purchase up to 10,000,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days proceeding the date on which the options are granted. All options vest immediately on issuance, or at the discretion of the Company’s board of directors.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

13.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(a)	Stock options (continued):

A summary of stock options granted by the Company is as follows:

		Weighted
	Number of	average
	options	exercise price
	(000’s )	US$

Options outstanding at December 31, 2004	169	$8.70
Granted	1,709	1.21
Expired	(56)	7.24
Exercised	(105)	1.17
Surrendered	(100)	1.17

Options outstanding at December 31, 2005	1,617	1.77
Granted	2,216	1.79
Expired	(18)	3.77
Exercised	(1,307)	1.82

Options outstanding at December 31, 2006	2,508	1.96
Granted	1,869	2.51
Expired	(10)	2.35
Exercised	(653)	1.54
Surrendered	(10)	2.75

Options outstanding at December 31, 2007	3,704	$2.34

Options exercisable at December 31, 2007	1,815	$2.31

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

13.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(a)	Stock options (continued):

The number of options and their weighted average exercise price has been adjusted to reflect the ten for one consolidation of the common shares on May 2, 2005.

The following table summarizes information about options outstanding:

2007			Weighted	Weighted	Weighted		Weighted
	Number		average	average	average		average
	of options		remaining	exercise	number		exercise
	outstanding		contractual	price	exercisable		price
Exercises prices US$	(000’s	)	life (years)	US$	(000’s	)	US$

$ 13.34	2		3.6	$13.34	2		$13.34
12.35	27		4.1	12.35	27		12.35
11.36	17		3.2	11.36	17		11.36
9.88	4		4.7	9.88	4		9.88
6.42 - 6.92	49		3.95	6.56	49		6.56
2.55 - 2.9	1,593		2.13	2.75	422		2.39
2.00 – 2.44	523		2.83	2.08	523		2.08
1.50-1.75	1,059		3.7	1.69	341		1.57
1.00 – 1.25	430		2.80	1.15	430		1.15

$ 1.00 – 13.34	3,704		3.0	$2.34	1,816		$2.31

The total intrinsic value of options exercised during the year ended December 31, 2007 was $795,823. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2007 is nil respectively.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

13.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(a)	Stock options (continued):

For the year ended December 31, 2007, the Company granted 1,869,000 options (December 31, 2006 – 2,216,000) under its stock option plans, of which options to acquire 704,658 shares (December 31, 2006 – 2,146,000) were granted to members of its Advisory Board, board of directors and management. Stock based compensation expense of $1,780,000 has been recorded for the year ended December 31, 2007. (December 31, 2006 - $2,426,000). Stock based compensation of an additional $1,471,000 (December 31, 2006 - $88,331) attributed to these grants has been allocated to services to be provided in the future. This amount will be recorded to contributed surplus and charged to operations over a one year period based on the estimated service life inherent in the grants.

The Company has estimated the fair value of each option on the date of grant using the Black- Scholes Options Pricing model and based on the following assumptions:

	2007	2006	2005

Risk-free interest rate	3.34% to 4.92%	4.38% to 5.06%	2.77% to 3.30%
Expected life of options	1 to 5 years	1 to 5 years	5 years
Expected volatility in the market
price of the shares	48% to 95%	107% to 185%	234% to 236%
Expected dividend yield	0.0%	0.0%	0.0%
Weighted average grant date fair
value	$0.95	$1.09	$0.94

(b)	Stock based compensation:

	2007	2006	2005

Stock based compensation
(note 12 (a))	$1,685	$2,426	$1,612
Stock based compensation – warrant
(note 14 (a))	1,449	-	-
Stock based compensation – option	188	907
(note 14 (a))			-
Reversal of stock based
compensation on warrant issued in
December 2005	-	(23)	-

	$3,322	$3,310	$1,612

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

13.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(c)	Warrants:

The following table summarizes information about common share purchase warrants granted in equity financings and acquisitions to date which remain outstanding at December 31, 2007. Each warrant entitles the holder to purchase one common share at the exercise price indicated.

Exercise	Balance,					Balance,
price	December 31,					December 31,	Expiry
per share	2006	Granted	Cancelled	Expired	Exercised	2007	date

US$2.25 (CA$2.25)	91,525	-	-	-	(91,525)	-	May 2007
US$3.00 (CA$3.01)	84,350	-	-	(84,350)	-	-	July 2007
US$3.25 (CA$3.26)	356,667	-	-	-	-	356,667	September 2008
US$3.25 (CA$3.26)	-	856,333	-	-	-	856,333	July, 2009
US$3.25 (CA$3.26)	-	333,333	-	-	-	333,333	April, 2009
US$4.00 (CA$4.01)	-	3,000,000	(3,000,000)	-	-	-	February 2010
US$4.00 (CA$4.01)	-	3,750,000	(3,750,000)	-	-	-	May, 2010
US$2.00 (CA$2.00)	1,000,000	-	-	-	-	1,000,000	October 2010
US$1.25 (CA$1.25)	4,090,000	-	-	-	(60,000)	4,030,000	December 2010
US$2.00 (CA$2.00)	100,000	-	-	-	-	100,000	July 2011
US$2.33 (CA$2.33)	-	2,508,581	-	-	-	2,508,581	September 2012
US$2.56 (CA$2.57)	-	2,008,581	-	-	-	2,008,581	September 2012

	5,722,542	12,456,828	(6,750,000)	(96,850)	(139,025)	11,193,495

Warrants activity during the years ended December 31, 2006 and 2005 is as follows:

Number of
warrants

Balance, January 1, 2005	81,500
Granted	21,000,000
Expired	(56,500)

Balance, December 31, 2005	21,025,000
Granted	4,752,542
Expired	(25,000)
Cancelled	(20,000,000)
Exercised	(30,000)

Balance, December 31, 2006	5,722,542
Granted	12,456,828
Expired	(96,850)
Cancelled	(6,750,000)
Exercised	(139,025)

Balance, December 31, 2007	11,193,495

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

13.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(c)	Warrants (continued):

In the year ended December 31, 2007, the Company granted warrants to acquire 1,189,666 shares in a private placement described in note 12. These warrants had a fair value of $1,651,000, which amount has been charged as a cost of the share capital raised. The Company also granted warrants to acquire 3,000,000 shares and 3,750,000 at a price of $4.00 per share, having a fair value of $5,625,000 due to the Company’s guarantee of the acquisition price, in connection with its acquisitions of DMR Food Corporation and My Organic Baby Inc. These warrants were all surrendered in September, 2007 when the Company entered into a share purchase agreement with the former shareholders of DMR Food Corporation and My Organic Baby Inc. as described in note 3. The Company granted warrants to institutional investors to acquire 4,017,162 shares and to the placement agent in the financing to acquire 500,000 shares at a price as described in note 11. In September, 2007, the Company also extended the warrant to acquire 4,030,000 at a price of $1.25 from December, 2007 to December, 2010.

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

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

14.	Commitments and contingencies:

	(a)	Consulting contracts:

On November 1, 2005, the Company entered into a consulting agreement with a five-year term and recognized the expense related to the consulting agreement over the five-year term. As partial consideration under the consulting agreement, we issued warrants to purchase 1,000,000 of our common shares at an exercise price of $2.00 per share. The fair value of these warrants was $1,904,000, as determined using the Black-Scholes valuation method.

On May 24, 2007, both parties terminated the consulting agreement and as result of the termination of agreement, the Company expensed $1,459,800. However, the cancellation of the consulting agreement did not cancel the warrants issued in connection with the consulting agreement. These warrants remain outstanding until October 31, 2010. We determined that the fair value of the outstanding warrants was $1,449,000, as determined using the Black- Scholes valuation method. We expensed the fair value of the warrants, and recorded the corresponding amount in equity.

On June 5, 2006, the Company entered into marketing and consulting agreement with a term of three years. As partial consideration under this agreement, the Company issued options to purchase 1,075,000 common shares at $1.75 per share. The Company has recognized the expense related to this agreement over the three year term of the agreement. During the year ended December 31, 2007, the Company revalued the options and had a gain of $188,000 (2006 – expensed $907,000) with respect to these options.

On May 24, 2007, the Company entered into employment agreements with former officers and shareholders of My Organic Baby Inc. for a term of three years. As partial consideration under these agreements, the Company issued 215,000 common shares at $2.48 per share as consideration. The Company expensed $533,200 relating to these agreements.

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

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

14.	Commitments and contingencies (continued):

	(c)	Ordinary course business proceedings:

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

(d)

With respect to the long-term indebtedness assumed by the purchaser of the private label co- pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be nil.

15.	Corporate income taxes payable:

	(a)	The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax recovery in the consolidated financial statements:

	2007	2006	2005
Combined statutory rate	35%	35%	35%
Income taxes at statutory rate	$(4,480)	$(2,867)	$(2,124)
Tax effect of future tax asset not
recognized	4,480	2,867	2,124
Income taxes	$-	$-	$-

The Company has non-capital losses totalling approximately $44,497,000 that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements as the Company believes the probability of realization of the future tax benefit does not meet a more likely than not criterion. The availability of these losses may be limited due to the change in control of the Company. The right to claim these losses expire annually from 2008 to 2026.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

15.	Corporate income taxes payable (continued):

(b)	The net future income tax balance comprises the following:

	2007	2006

Future income tax assets:
Non-capital losses	$14,800	$10,065
Distribution rights	940	842
Share issue costs	417	135
Property, plant and equipment	212	145
Interest accretions on debts	2,079	-

Total future income tax assets	18,448	11,187

Valuation allowance	(16,262)	(11,187)

Net future income tax asset	2,186	-

Future income tax liabilities:
Intangible assets	1,683	-
Derivative	503	-
	2,186	-
Net future tax	$-	$-

16.	Supplementary cash flow information:

		2007	2006	2005

(a)	Items not involving cash:
	Investment written down	$-	$-	$28
	Property, plant and equipment written down	-	137	382
	Amortization of property, plant and equipment
	and intangibles	875	16	122
	Gain on sale of investment	-	(201)	-
	Services paid in stock	269	772	-
	Stock-based compensation (note 13 (b))	3,310	3,310	1,709
	Stock issued on restructuring	-	-	448
	Loss on settlement of lawsuit	-	797	-
	Loss on settlement of debt	-	35	-
	Gain on financial instruments	(1,434)
	Interest accretion on convertible debenture and
	short-term debt	238	120	101

		$3,258	$4,986	$2,790

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

16.	Supplementary cash flow information (continued):

		2007	2006	2005

(b)	Changes in non-cash working capital balances
	related to operations:
	Accounts receivable, net of lawsuit settlement	$518	$(131)	$(73)
	Inventories	(355)	354	(257)
	Prepaid expenses and other current assets	(946)	270	(156)
	Prepaid contracts	3,007	398	(69)
	Accounts payable and accrued liabilities	1,245	(477)	(1,821)
	Customer deposits	-	-	-

		$3,469	$414	$(2,376)

		2007	2006	2005

(c)	Non-cash investing and financing activities:
	Conversion of class B preferred shares to
	common shares	$(1,600)	$(600)	$-
	Equipment acquired under capital lease	-	15	13
	Fair value of warrants issued for consulting
	services	-	-	1,904
	Fair value of common shares issued for finders
	fees	-	-	639
	Fair value of common shares issued for
	restructuring	-	-	448
	Debt converted to preferred shares	-	-	(1,000)
	Fair value of warrants issued for private
	placements	1,651	1,173	-
	Long-term debt extinguished on lawsuit
	settlement	-	(1,547)	-
	Fair value of common shares issued for
	payment of acquisition liability – DMR Food
	Corp.	427	-	-
	Fair value of common shares issued as partial
	consideration of employment agreements with
	former officers and shareholders of My
	Organic Baby Inc,	533	-	-
	Mortgage assigned on lawsuit settlement	-	(155)	-
	Book value of land transferred on lawsuit
	settlement	-	594	-
	Ascribed value of warrants granted in lawsuit
	settlement	-	303	-
	Common shares issued for settlement of lawsuit	-	1,573	-
	Settlement of debt paid in stock	-	573	-
	Repayment of short-term debt from issuance of
	stock	-	(584)	-

		$1,011	$1,345	$2,004

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

17.	Segmented information:

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely as a beverage, snack food and organic baby food business, selling flavoured water, carbonated beverages, natural and organic snack foods and organic baby foods products. Management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from operations before the write-down of property, plant and equipment.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2007	2006	2005

Sales:
Canada:
Total sales	$6,545	$1,310	$1,658

United States:
Total sales	4,078	6,152	7,054
Sales to other segments	(110)	(192)	(326)

Sales to external customers	3,968	5,960	6,728

Other:
Sales to external customers	110	192	326

Total sales to external customers	$10,623	$7,462	$8,712

Sales to external customers by product line:
Beverage	$5,603	$7,462	$8,712
Snack products	3,896	-	-
Organic baby products	1,124	-	-

	$10,623	$7,462	$8,712

Interest and financing cost on short-term and
long-term debt:
Canada	$549	$129	$177
United States	8	25	44

	$557	$154	$221

Amortization:
Canada	$875	$16	$122
United States	-	-	-

	$875	$16	$122

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

17.	Segmented information (continued):

	2007	2006	2005

Loss before income taxes, write-down of
property, plant and equipment and settlement
of lawsuits:
Canada	$(12,659)	$(6,254)	$(3,773)
United States	(137)	(1,059)	(1,912)
	(12,796)	(7,313)	(5,685)

Write-down of property, plant and equipment	-	(137)	(382)
Write-down of distribution rights	-	-	-
Settlement of lawsuits	-	(797)	-

Loss for the year before income taxes	$(12,796)	$(8,247)	$(6,067)

	2007	2006

Assets:
Canada	$21,051	$8,366
United States	1,099	699
Other	28	28

Total assets	$22,178	$9,093

Property, plant and equipment additions:
Canada	$66	$41

Goodwill:
Canada	$1,693	$-

With respect to third parties, the Company has four customers (2006 - two customers) that represent more than 10% of sales as noted below. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

	2007	2006

Customer A	24%	30%
Customer B	-	19%
Customer C	15%	-
Customer D	12%	-
Customer E	23%	-

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

18.	Subsequent events:

(a)

During the year end, the Company became aware that certain baby cereal products were damaged as a result of the supplier’s packaging. The company appointed a third party lab to test the products on December 21, 2007; and the tests were not completed until late January, 2008, at which time the company recalled product relating to sales of $409,878 during the year ended December 31, 2007. The Company accrued the product recall as of the year ended December 31, 2007.

(b)

The Company entered into a senior convertible note (see note 11) with conversion price of at $2.33 per share. The number of shares to be issued upon conversion of the Notes will depend on the actual dollar amount of principal and interest being converted. The company also issued 4,017,162 Series E and Series F Warrants and 500,000 Lane Warrants to purchase our common shares. The Series E Warrants and Lane Warrants are exercisable at an initial exercise price of $2.33 per common share and the Series F Warrants are exercisable at an initial exercise price of $2.56 per common share. The conversion of the Notes and the exercise of the Series E and Series F Warrants and Lane Warrants will dilute our shareholders. Each Note and Warrant carries a full ratchet anti-dilution provision. If we issue any convertible or equity securities at any time in the future (subject to certain exceptions including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the applicable conversion price or exercise price, then the conversion price and exercise price will be automatically adjusted down to that lesser price. Any such adjustment will further dilute our shareholders.

The Company is currently involved in a dispute with the institutional investor as to whether the full-ratchet anti-dilution provision has been triggered and whether the company is obligated to adjust the conversion price of the Notes and the exercise price of the Series E Warrants, Series F Warrants and Lane Warrants to $0.46 per share. If the full-ratchet anti-dilution provision is determined to have been triggered, this will result in a significant additional number of shares issuable upon conversion of the Notes and upon exercise of the Warrants, which will significantly dilute our shareholders.

(c)

The Company may be required to pay cash penalties to the institutional investors in connection with the senior convertible notes if the securities underlying such notes are not filed in a registration statement with the SEC and such registration is not declared effective by the SEC within certain time periods. Up to February 1, 2008, the Company has paid the investors $187,200 on account of these penalties The potential penalties thereafter are in an amount equal to 1% of the aggregate purchase price of such notes ($9,360,000) for every 30 day period in which the registration statement is not declared effective or the securities otherwise become unrestricted. As of April 24, 2008, the registration statement has not been declared effective.

(d)

The Company, on April 14, 2008, announced it had signed a letter of intent to acquire Baldwin Street Kosher, a company in the business of producing gourmet hot dogs, sausages, salami’s and other Kosher/Gluten free meat products.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

19.	Reconciliation to accounting principles generally accepted in the United States of America:

As disclosed in the summary of significant accounting policies, these consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those principles and practices the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

Under US GAAP, the Company would report its consolidated financial statements as follows:

	December 31, 2007		December 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Consolidated balance sheets	$	$	$	$

Assets:
Current assets	11,983	11,983	6,861	6,861
Non-current assets (note a)	10,195	9,336	2,232	2,232

	22,178	21,319	9,093	9,093

Liabilities:
Bank indebtedness	49	49	-	-
Accounts payable and accrued
liabilities	4,273	4,273	1,608	1,608
Capital lease obligation	36	36	8	8
	4,358	4,358	1,616	1,616

Convertible note payable (note b)	5,442	8,656	-	-
Capital lease obligation	155	155	13	13
	9,955	13,169	1,629	1,629

Shareholder’s equity (deficiency):
Capital stock	84,047	84,047	77,330	77,330
Share subscription receivable	-	-	-	-
Contributed surplus (note b)	18,033	15,676	8,290	8,574
Cumulative translation account	56	56	(1,101)	(1,101)
Deficit	(89,913)	(91,629)	(77,055)	(77,339)
	12,223	8,150	7,464	7,464

	22,178	21,319	9,093	9,093

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

19.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

	2007	2006	2005

Loss for the year under Canadian GAAP	$(12,796)	$(8,247)	$(6,069)
Difference in fair value of call option
under Canadian GAAP (note a)	(1,436)	-	-
Difference in interest accretion under US
GAAP (note b)	3	-	62

Loss for the year under US GAAP	(14,229)	(8,247)	(6,007)
Unrealized gain on long-term investment
(note c)	-	(195)	195
Currency translation adjustments	1,157	(4)	(467)

Comprehensive loss under US GAAP	$(13,072)	$(8,446)	$(6,279)

Basic and diluted loss per share under
US GAAP	$(0.70)	$(0.81)	$(1.05)

Weighted average number of shares
outstanding	20,392,029	10,223,284	5,728,974

No differences arise between US and Canadian GAAP in the presentation of the cash flow statement.

(a)	Fair value of call option:

Under Canadian GAAP, the fair value of the call option feature (embedded derivative) of the $9,360,000 convertible debt is separately recorded as an asset or liability. Under US GAAP, the fair value of the call option feature does not need to be recorded. The value of the call option feature was $1,436,000 at December 31, 2007 (2006 – (nil); 2005 – (nil)).

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

19.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

	(b)	Convertible debentures:

During 2002, under US GAAP, the proceeds of $424,000 for the convertible debenture issued by the Company at that time were allocated between the debt and detachable warrants based upon fair value using the Black-Scholes model. The fair value of the warrants issued in connection with the convertible debenture was $155,000, and the balance of $269,000 was allocated between the liability component and the beneficial conversion feature. Under Canadian GAAP, such value was $26,000. Based upon the allocated proceeds, the intrinsic conversion price was less than the commitment price. As a result, $155,000 was attributed to the beneficial conversion feature and the balance of $114,000, at the date of issuance of the convertible debenture, was recorded as the liability component. The amount was fully accreted in prior years. The conversion feature expired December 2004 and $155,000 has been reclassified to contributed surplus as a result.

Under Canadian GAAP, the proceeds from the sale of senior convertible notes with warrants of $9,360,000 were allocated based on relative fair values (see note 11) as follows: $2,454,000 to the warrants (recorded in equity), $2,419,000 to the conversion feature (recorded in equity), $(2,000) to the call option and the remainder of $4,129,000 to the debt. Cash transaction costs of $360,000 and warrants transaction costs of $430,000 have been allocated to the debt and the conversion option based on their relative fair values. The portions allocated to the debt are being amortized over the period of the debt based on an effective interest method. The call option is measured at fair value with the mark to market being recorded in the income statement. For the year ended December 31, 2007, the Company recorded a mark to market adjustment of $1,434,000 relating to the call option.

Under US GAAP, the proceeds of $9,360,000 were allocated based on the relative fair values of the convertible debt and the warrants issued (based on the Black-Scholes model) as $2,283,000 to the warrants and $7,077,000 to the convertible debt. Of the $7,077,000 allocated to the convertible debt, $1,301,000 has been allocated to the beneficial conversion feature (based on the intrinsic value of the conversion option), cash transaction costs of $360,000 and warrants transaction costs of $430,000 have been allocated to assets and the warrants based on relative fair values between the debt and the warrants, leaving $5,416,000 recorded as a liability for the debt. The portion allocated as assets are being amortized over the period of the debt on an effective interest method. The warrants of $2,283,000 and the beneficial conversion feature of $1,301,000 have been recorded as contributed surplus under US GAAP.

During the year ended 2007, under US GAAP, the Company recorded interest accretion of $193,000 and amortization of $43,000 based on an effective interest rate of approximately 26%.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

19.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

	(b)	Convertible debentures (continued):

Under Canadian GAAP, the amount ascribed to sale of convertible subordinated debentures of $2,421,000 was allocated based on relative fair values (see note 11) as follows: CA$1,352,000 to the conversion feature (recorded in equity) and CA$1,098,000 to the debt. Under US GAAP, there was no beneficial conversion feature. As a result, $2,421,000 was recorded as debt.

	(c)	Unrealized holding gains (losses):

Under US GAAP, the long-term investments in publicly traded companies would be shown at fair market value. Unrealized holding gains or losses are recorded in other comprehensive income. Under Canadian GAAP, such long-term investments are recorded at cost less any impairment in value that is other than temporary. The difference between the carrying value and the fair market value of these investments was nil at December 31, 2007 (2006 - nil; 2005 - $195,000), as the gain was realized during the year ended December 31, 2006.

	(d)	Acquisitions:

On February 7, 2007 and May 24, 2007, Clearly Canadian Beverage Corporation (Clearly Canadian) completed its acquisitions of DMR Food Corporation, (Sweet Selections) and My Organic Baby Inc. (MOB) respectively. Sweet Selection and MOB are both Ontario, Canada incorporated companies.

The following represent the unaudited pro forma amounts relating to the acquisition of Sweet Selections and MOB.

	2007	2006

Sales	$12,834	$12,007

Loss for the year	$13,374	$(10,611)

Loss per share, basic and diluted	$(0.66)	$(0.98)

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

19.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

	(e)	Other disclosures:

The total expense related to rentals paid under operating leases for the year ended December 31, 2007, 2006 and 2005 was $143,500, $68,750 and $215,400 respectively.

The amount of bad debt expense for the year ended December 31, 2007, 2006 and 2005 was $173,000, $42,000 and $26,000 respectively.

Amortization expense of intangible assets for each of the next five years and thereafter is as follows:

2008	$1,207
2009	1,207
2010	980
2011	870
2012	870

$5,134

(f)	Recent accounting pronouncements:

Effective January 1, 2006, the Company adopted FAS 123(R), Share-Based Payment. FAS 123(R) requires the Company to estimate forfeitures of stock-based awards at the time the award is issued. Under Canadian GAAP, the Company accounts for forfeitures as they occur. For the year ended December 31, 2007, this difference did not have a material impact on recognized compensation expense.

Cash received during the year ended December 31, 2007 related to the exercise of stock options was $1,008,000.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions including whether to file or not to file a return in a particular jurisdiction. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The company has adopted FIN 48 effective January 1, 2007. As a result of the implementation of FIN 48, the Company evaluated all the tax positions in accordance with FIN 48 and determined that no adjustment to the liability for unrecognized tax benefits; consequently no cumulative effect adjustment to the January 1, 2007 balance of retained earnings was required. The amount of liability for unrecognized tax benefits as of January 1, 2007 and December 31, 2007 is nil.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of United States dollars, except where indicated)

Year ended December 31, 2007

19.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

	(f)	Recent accounting pronouncements (continued):

The Company recognizes interest and penalties related to income taxes in other expense. To date, the Company has not incurred any significant interest and penalties.

The Company is subject to taxes in Canada, and the United States. The tax years which remain subject to examination as of December 31, 2007 for Canada, and the United States include 2003 to present and 2004 to present, respectively.

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

ITEM 19.             EXHIBITS

The following Exhibits are included in this annual report:

EXHIBIT		DESCRIPTION

1.1	(5)	Articles of Clearly Canadian Beverage Corporation, as amended

1.2	(5)	Notice of Articles dated May 31, 2006

4.1	(2)	1997 Stock Option Plan

4.2	(1)	2005 Stock Option Plan

4.3	(3)	2006 Equity Incentive Plan

4.4	(6)	Share Purchase Agreement dated May 24, 2007 in connection with the acquisition of My Organic Baby Inc.

4.5	(6)	Share Purchase Agreement dated February 7, 2007 in connection with the acquisition of DMR Food Corporation.

4.6	(7)	Securities Purchase Agreement dated September 25, 2007 in connection with our Senior Convertible Note financing

4.7	(7)	Form of Senior Convertible Note dated September 26, 2007 in connection with our Senior Convertible Note financing

4.8	(7)	Registration Rights Agreement dated September 25, 2007 in connection with our Senior Convertible Note financing.

4.9	(7)	Securities Purchase Agreement dated September 25, 2007 with the sellers of My Organic Baby, Inc. and DMR Food Corporation.

4.10	(7)	Form of Senior Convertible Note issued to the sellers of My Organic Baby, Inc. and DMR Food Corporation.

8.1	(6)	List of Subsidiaries

11.1	(4)	Code of Conduct for Chief Executive and Senior Financial Officers

12.1	**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	**	Independent Auditors’ Consent of KPMG LLP

15.2	**	Independent Auditors’ Consent of UHY LDMB Advisors Inc.
_________________
**	Filed herewith
(1)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, filed on June 30, 2005.
(2)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-100743).
(3)	Previously filed as an exhibit to and incorporated by reference from our Registration Statement on Form S-8 (SEC No. 333-131713), filed on February 9, 2006.
(4)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, filed on June 18, 2004.
(5)	Previously filed as an exhibit to and incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, filed on June 30, 2006.
(6)	Previously filed as an exhibit to and incorporated by reference from our original Annual Report on Form 20-F for the year ended December 31, 2006, filed on July 2, 2007.
(7)	Previously filed as an exhibit to and incorporated by references from our Current Report on Form 6-K, filed on September 28. 2007.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ “Bobby Genovese”
Name:    Bobby Genovese
Title:      Chief Executive Officer
Date:      June 27, 2008